         As filed with the Securities and Exchange Commission on August 22, 2011
                                                 Registration No. 333-__________
                                                                        811-6584

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                     and/or

        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

                               AMENDMENT NO. 170

                JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK
                               SEPARATE ACCOUNT A

        (formerly, The Manufacturers Life Insurance Company of New York)
                           (Exact name of Registrant)

                JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK
        (formerly, The Manufacturers Life Insurance Company of New York)
                              (Name of Depositor)

                      100 Summit Lake Drive, Second Floor
                            Valhalla, New York 10595
              (Address of Depositor's Principal Executive Offices)

                                 (914) 773-0708
               (Depositor's Telephone Number Including Area Code)

                             Thomas J. Loftus, Esq.
                John Hancock Life Insurance Company of New York
                              601 Congress Street
                               Boston, MA  02210
                    (Name and Address of Agent for Service)

                                    Copy to:


Approximate  Date  of  Proposed  Public  Offering:  December  5,  2011

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Title  of  Securities  Being  Registered:  Variable  Annuity Insurance Contracts

================================================================================

                                     PART A

                      INFORMATION REQUIRED IN A PROSPECTUS

                              [JOHN HANCOCK LOGO]

                            the future is yours (R)

--------------------------------------------------------------------------------
                        Venture(R) Opportunity A-Series
                          Variable Annuity Prospectus
--------------------------------------------------------------------------------
                                December 5, 2011

This Prospectus describes interests in VENTURE(R) OPPORTUNITY A-SERIES flexible Purchase Payment deferred Variable Annuity contracts (singly, a "Contract" and collectively, the "Contracts") issued by JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) ("John Hancock USA") in all jurisdictions except New York, or by JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK ("John Hancock New York") in New York. Unless otherwise specified, "we," "us," "our," or a "Company" refers to the applicable issuing company of a Contract. You, the Contract Owner, should refer to the first page of your Venture(R) Opportunity A-Series Variable Annuity Contract for the name of your issuing Company.

VARIABLE INVESTMENT OPTIONS. You may allocate Contract Values or Additional Purchase Payments, to the extent permitted under your Contract, in Variable Investment Options. If you do, we will measure your Contract Value (other than value allocated to a DCA Fixed Investment Option) and Variable Annuity payments according to the investment performance of applicable Subaccounts of JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H or, in the case of John Hancock New York, applicable Subaccounts of JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A (singly, a "Separate Account" and collectively, the "Separate Accounts"). Each Subaccount invests in one of the following Portfolios of the John Hancock Variable Insurance Trust that corresponds to a Variable Investment Option that we make available on the date of this Prospectus. John Hancock Investment Management Services, LLC ("JHIMS LLC") is the investment adviser to the John Hancock Variable Insurance Trust.

We show the Portfolio's manager (i.e., a subadviser) in bold above the names of the Portfolios:

CONTRACTS WITH INCOME PLUS FOR LIFE(R) 12.11 SERIES RIDERS

JOHN HANCOCK ASSET MANAGEMENT (NORTH AMERICA) &
JOHN HANCOCK ASSET MANAGEMENT(2)
  Bond  PS  Series(1)
  Lifestyle  Balanced  PS  Series
  Lifestyle  Conservative  PS  Series
  Lifestyle  Growth  PS  Series
  Lifestyle  Moderate  PS  Series
JOHN HANCOCK ASSET MANAGEMENT
  Ultra  Short  Term  Bond  Trust
JOHN HANCOCK ASSET MANAGEMENT (NORTH AMERICA)(2)
  Money  Market  Trust(3)

CONTRACTS WITHOUT INCOME PLUS FOR LIFE(R) 12.11 SERIES RIDERS

JOHN HANCOCK ASSET MANAGEMENT (NORTH AMERICA) &
JOHN HANCOCK ASSET MANAGEMENT(2)
  Lifestyle  Balanced  Trust
  Lifestyle  Conservative  Trust
  Lifestyle  Growth  Trust
  Lifestyle  Moderate  Trust
JOHN HANCOCK ASSET MANAGEMENT
  Ultra  Short  Term  Bond  Trust
JOHN HANCOCK ASSET MANAGEMENT (NORTH AMERICA)(2)
  Money  Market  Trust(3)

(1) You cannot directly allocate Purchase Payments or Contract Value to the Bond PS Subaccount. We may make automatic transfers of Contract Value to and from the Bond PS Subaccount if you purchase a Contract with one of the optional Income Plus for Life(R) 12.11 Series Riders (the "IPFL 12.11 Series Riders") we offer, as determined by the Portfolio Stabilization Process that we use in connection with those Riders. We describe the process and the automatic transfers in this Prospectus under "Features of the IPFL 12.11 Series Riders."

(2) John Hancock Asset Management (North America) is a division of Manulife Asset Management Limited and John Hancock Asset Management is a division of Manulife Asset Management (US) LLC.

(3) The Money Market Variable Investment Option is available only during the right to review period for Contracts issued in California to purchasers age 60 and older.

CONTRACTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR INSURED, GUARANTEED OR ENDORSED BY, ANY BANK, THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY. PLEASE READ THIS PROSPECTUS CAREFULLY AND KEEP IT FOR FUTURE REFERENCE. IT CONTAINS INFORMATION ABOUT THE SEPARATE ACCOUNTS AND THE VARIABLE INVESTMENT OPTIONS THAT YOU SHOULD KNOW BEFORE INVESTING. THE CONTRACTS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION ("SEC"). NEITHER THE SEC NOR ANY STATE HAS DETERMINED WHETHER THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)  JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK
JOHN HANCOCK ANNUITIES SERVICE CENTER  MAILING ADDRESS             JOHN HANCOCK ANNUITIES SERVICE CENTER  MAILING ADDRESS
164 Corporate Drive                    Post Office Box 9505        164 Corporate Drive                    Post Office Box 9506
Portsmouth, NH 03801-6815              Portsmouth, NH 03802-9505   Portsmouth, NH 03801-6815              Portsmouth, NH 03802-9506
(800) 344-1029                         www.jhannuities.com         (800) 551-2078                         www.jhannuitiesnewyork.com

                                               Venture (R) Opportunity A-Series

                               Table of Contents

I. GLOSSARY                                                                                                      1
  GENERAL TERMS                                                                                                  1
  SPECIAL TERMS USED WITH OUR INCOME PLUS FOR LIFE(R) 12.11 SERIES RIDERS                                        3
II. OVERVIEW                                                                                                     5
III. FEE TABLES                                                                                                 11
  EXAMPLES                                                                                                      13
IV. GENERAL INFORMATION ABOUT US, THE SEPARATE ACCOUNTS AND THE PORTFOLIOS                                      16
  THE COMPANIES                                                                                                 16
  THE SEPARATE ACCOUNTS                                                                                         16
  THE PORTFOLIOS                                                                                                17
  VOTING INTEREST                                                                                               20
V. DESCRIPTION OF THE CONTRACT                                                                                  22
  ELIGIBLE PLANS                                                                                                22
  ACCUMULATION PERIOD PROVISIONS                                                                                22
    Purchase Payments                                                                                           22
    Accumulation Units                                                                                          23
    Value of Accumulation Units                                                                                 23
    Net Investment Factor                                                                                       24
    Allocations Among Investment Options                                                                        24
    Transfers You May Make Among Investment Options                                                             25
    Telephone and Electronic Transactions                                                                       26
    Special Transfer Services - Dollar Cost Averaging                                                           27
    Special Transfer Services - Asset Rebalancing Program                                                       27
    Withdrawals                                                                                                 28
    Signature Guarantee Requirements for Surrenders and Withdrawals                                             29
    Special Withdrawal Services - The Income Plan                                                               29
    Special Withdrawal Services - The Income Made Easy Program                                                  29
    Death Benefit During Accumulation Period                                                                    29
PAY-OUT PERIOD PROVISIONS                                                                                       31
    General                                                                                                     31
    Annuity Options                                                                                             32
    Determination of Amount of the First Variable Annuity Payment                                               34
    Annuity Units and the Determination of Subsequent Variable Annuity Payments                                 34
    Transfers During Pay-out Period                                                                             35
    Death Benefit During Pay-out Period                                                                         35
OTHER CONTRACT PROVISIONS                                                                                       35
    Right to Review                                                                                             35
    Ownership                                                                                                   36
    Annuitant                                                                                                   36
    Beneficiary                                                                                                 36
    Spouse                                                                                                      37
    Modification                                                                                                37
    Code Section 72(s)                                                                                          37
    Our Approval                                                                                                37
    Misstatement and Proof of Age or Survival                                                                   37
    Loans
VI. OPTIONAL BENEFITS                                                                                           38
  FEATURES OF THE IPFL 12.11 SERIES RIDERS                                                                      38
    Rider Fee                                                                                                   39
    Restrictions on Additional Purchase Payments                                                                40
    IPFL 12.11 Series Rider Benefits                                                                            40
    BENEFIT BASE                                                                                                41
    BENEFIT RATE                                                                                                41
    Variable Investment Options and Automatic Transfers of Contract Value Under an IPFL 12.11 Series Rider      41
    Other Investment Limitations Under an IPFL 12.11 Series Rider                                               48
    Increases in Guaranteed Amounts                                                                             48
    Withdrawals, Distributions and Settlements                                                                  51
    Additional Annuity Options                                                                                  54
    Comparison between Guaranteed Minimum Withdrawal Benefits and Annuity Payments                              54
    Impact of Death Benefits                                                                                    54
    Tax Considerations                                                                                          56
  ANNUAL STEP-UP DEATH BENEFIT                                                                                  57
VII. CHARGES AND DEDUCTIONS                                                                                     59
  FRONT-END SALES CHARGES                                                                                       59
  ANNUAL CONTRACT FEE                                                                                           59
  ASSET-BASED CHARGES                                                                                           60
    Administration Fee                                                                                          60
    Mortality and Expense Risks Fee                                                                             60
  REDUCTION OR ELIMINATION OF CHARGES AND DEDUCTIONS                                                            60
  PREMIUM TAXES                                                                                                 61
VIII. FEDERAL TAX MATTERS                                                                                       62
  INTRODUCTION                                                                                                  62
  OUR TAX STATUS                                                                                                62
  SPECIAL CONSIDERATIONS FOR OPTIONAL BENEFITS                                                                  62
  NONQUALIFIED CONTRACTS                                                                                        63
    Aggregation of Contracts                                                                                    63
    Exchanges of Annuity Contracts                                                                              63
    Loss of Interest Deduction Where Contracts are Held by or for the Benefit of Certain Non-Natural Persons    63
    Undistributed Gains                                                                                         64
    Taxation of Annuity Payments                                                                                64
    Surrenders, Withdrawals and Death Benefits                                                                  64
    Taxation of Death Benefit Proceeds                                                                          64
    Penalty Tax on Premature Distributions                                                                      65
    Diversification Requirements                                                                                65
    Puerto Rico Nonqualified Contracts                                                                          66
  QUALIFIED CONTRACTS                                                                                           66
    Required Minimum Distributions                                                                              66
    Penalty Tax on Premature Distributions                                                                      67
    Rollovers and Transfers                                                                                     67

    Puerto Rico Contracts Issued to Fund Retirement Plans                                                       69
    Designated Roth Accounts within Qualified Plans                                                             69
IX. GENERAL MATTERS                                                                                             70
  DISTRIBUTION OF CONTRACTS                                                                                     70
    Standard Compensation                                                                                       70
    Revenue Sharing and Additional Compensation                                                                 70
    Differential Compensation                                                                                   71
    Contracts Sold Directly Without Payment of Any Sales Compensation                                           71
  TRANSACTION CONFIRMATIONS                                                                                     71
  REINSURANCE ARRANGEMENTS                                                                                      71
  STATEMENTS OF ADDITIONAL INFORMATION                                                                          71
APPENDIX A: QUALIFIED PLAN TYPES                                                                               A-1
APPENDIX B: IMPACT OF TRANSACTIONS ON PORTFOLIO STABILIZATION PROCESS                                          B-1
APPENDIX C:  EXAMPLES OF THE PORTFOLIO STABILIZATION PROCESS                                                   C-1

                                  I. Glossary

GENERAL TERMS

In the following section, we define terms that we use throughout this Prospectus. After that, we define terms contained in this Prospectus that we use to describe our Income Plus for Life(R) 12.11 Series Riders. We also define other terms in specific sections of this Prospectus.

ACCUMULATION PERIOD: The period between the issue date of the Contract and the Annuity Commencement Date.

ADDITIONAL PURCHASE PAYMENT: Any Purchase Payment made after the initial Purchase Payment.

ANNIVERSARY VALUE: A term used with our optional Annual Step-Up Death Benefit Rider that describes one of the values we use to determine the death benefit. (See "VI. Optional Benefits - Annual Step-Up Death Benefit.")

ANNUITANT: Any natural person or persons to whom annuity payments are made and whose life is used to determine the duration of annuity payments involving life contingencies. If the Contract Owner names more than one person as an Annuitant, the second person named is referred to as "co-Annuitant." The Annuitant and co-Annuitant are referred to collectively as "Annuitant." The Annuitant is as designated on the Contract specification page or in the application, unless changed. The Annuitant becomes the Owner of the Contract during the Pay-out Period, unless the Owner is a trust or a custodian.

ANNUITIES SERVICE CENTER: The mailing address of our service office is listed on page ii of this Prospectus. You can send overnight mail to us at the street address of the service office, 164 Corporate Drive, Portsmouth, New Hampshire 03801-6815.

ANNUITY COMMENCEMENT DATE: The date we/you annuitize your Contract. That is, the Pay-out Period commences and we begin to make annuity payments to the Annuitant. You can change the Annuity Commencement Date to any date at least six months (for John Hancock USA Contracts) or one year (for John Hancock New York Contracts) after the Contract Date, and prior to the Maturity Date.

ANNUITY OPTION: The method selected by the Contract Owner (or as specified in the Contract if no selection is made) for annuity payments made by us.

ANNUITY UNIT: A unit of measure that is used after the election of an Annuity Option to calculate Variable Annuity payments.

BENEFICIARY: The person, persons or entity entitled to the death benefit under the Contract upon the death of a Contract Owner or, in certain circumstances, an Annuitant. The Beneficiary is as specified in the application, unless changed.

BUSINESS DAY: Any day on which the New York Stock Exchange is open for business. The end of a Business Day is the close of daytime trading of the New York Stock Exchange, which generally is 4:00 p.m. Eastern Time.

CODE: The Internal Revenue Code of 1986, as amended.

COMMUTED VALUE: The present value of any remaining guaranteed annuity payments under your Contract, determined on the day we receive your written request for surrender. See "Full Surrenders During the Pay-out Period" in "V. Description of the Contract - Pay-out Period Provisions."

COMPANY: John Hancock USA or John Hancock New York, as applicable.

CONTINGENT BENEFICIARY: The person, persons or entity to become the Beneficiary if the Beneficiary is not alive. The Contingent Beneficiary is as specified in the application, unless changed.

CONTRACT: The Variable Annuity contract offered by this Prospectus.

CONTRACT ANNIVERSARY: The day in each calendar year after the Contract Date that is the same month and day as the Contract Date.

CONTRACT DATE: The date of issue of the Contract.

CONTRACT VALUE: The total of the Investment Account values attributable to the Contract.

CONTRACT YEAR: A period of twelve consecutive months beginning on the date as of which the Contract is issued, or any anniversary of that date.

DCA FIXED INVESTMENT OPTION: An Investment Option, held in the Company's general account, established to make automatic transfers over a pre-determined period to elected Variable Investment Options.

FIXED ANNUITY: An Annuity Option with payments for a set dollar amount that we guarantee.

GENERAL ACCOUNT: All of a Company's assets, other than assets in its Separate Account and any other separate accounts it may maintain.

GOOD ORDER: The standard that we apply when we determine whether an instruction is satisfactory. An instruction will be considered in Good Order if it is received at our Annuities Service Center: (a) in a manner that is satisfactory to us such that it is sufficiently complete and clear that we do not need to exercise any discretion to follow such instruction and it complies with all relevant laws and regulations and Company requirements; (b) on specific forms, or by other means we then permit (such as via telephone or electronic submission); and/or (c) with any signatures and dates we may require. We will notify you if an instruction is not in Good Order.

INVESTMENT ACCOUNT: An account we establish for you which represents your interests in an Investment Option during the Accumulation Period.

INVESTMENT OPTIONS: The investment choices available to Contract Owners.

JOHN HANCOCK NEW YORK: John Hancock Life Insurance Company of New York.

JOHN HANCOCK USA: John Hancock Life Insurance Company (U.S.A.).

MATURITY DATE: The latest allowable Annuity Commencement Date under your Contract. That is, the last date (unless we consent to a later date) on which the Pay-out Period commences and we begin to make annuity payments to the Annuitant. The Maturity Date is the date specified on the Contract specifications page, unless changed with our consent.

NET PURCHASE PAYMENT: A Purchase Payment less any applicable front-end sales charge and premium tax.

NONQUALIFIED CONTRACT: A Contract which is not issued under a Qualified Plan.

OWNER OR CONTRACT OWNER ("YOU"): The person, persons (co-Owner) or entity entitled to all of the ownership rights under the Contract. References in this Prospectus to Contract Owners are typically by use of "you." The Owner has the legal right to make all changes in contractual designations where specifically permitted by the Contract. The Owner is as specified in the application, unless changed. The Annuitant becomes the Owner of the Contract during the Pay-out Period, unless the Owner is a trust or a custodian.

PAY-OUT PERIOD: The period when we make annuity payments to you following the Annuity Commencement Date.

PORTFOLIO: A series of a registered open-end management investment company which corresponds to a Variable Investment Option.

PROSPECTUS: This prospectus that describes interests in the Contract.

PURCHASE PAYMENT: An amount you pay to us for the benefits provided by the Contract. Purchase Payment (as opposed to "Net Purchase Payment") is the gross payment amount, and does not reflect reductions for any applicable front-end sales charge or premium tax.

QUALIFIED CONTRACT: A Contract issued under a Qualified Plan.

QUALIFIED PLAN: A retirement plan that receives favorable tax treatment under section 401, 403, 408 (IRAs), 408A (Roth IRAs) or 457 of the Code.

RIDER: An optional benefit that you may elect for an additional charge.

SEPARATE ACCOUNT: John Hancock Life Insurance Company (U.S.A.) Separate Account H or John Hancock Life Insurance Company of New York Separate Account A, as applicable. A separate account is a segregated asset account of a Company that is not commingled with the general assets and obligations of the Company.

SUBACCOUNT: A separate division of the applicable Separate Account.

VARIABLE ANNUITY: An Annuity Option with payments which: (1) are not predetermined or guaranteed as to dollar amount; and (2) vary in relation to the investment experience of one or more specified Subaccounts.

VARIABLE INVESTMENT OPTIONS: The variable investment choices available to Contract Owners, and the Bond PS Subaccount that we use for automatic transfers of Contract Value to or from other Variable Investment Options under the Portfolio Stabilization Process.

WITHDRAWAL AMOUNT: The total amount taken from your Contract Value, including any applicable tax and proportional share of administrative fee, to process a withdrawal.


SPECIAL TERMS USED WITH OUR INCOME PLUS FOR LIFE(R) 12.11 SERIES RIDERS

In the following section, we define terms used in this Prospectus in connection with our Income Plus for Life(R) 12.11 Series Riders. Please see "VI. Optional Benefits" for more details about these Riders.

ADJUSTED BENEFIT BASE: The Riders' Benefit Base immediately after we adjust it during a Contract Year to reflect the value of Additional Purchase Payments that we add to the Benefit Base.

AGE 65 CONTRACT ANNIVERSARY: The Contract Anniversary on, or next following, the date the Covered Person (oldest Covered Person under an Income Plus for Life
- Joint Life(R) 12.11 Rider) attains age 65.

AGE 95 CONTRACT ANNIVERSARY: The Contract Anniversary on, or next following, the date the Covered Person (oldest Covered Person under an Income Plus for Life
- Joint Life(R) 12.11 Rider) attains age 95.

ASSUMED EQUITY ALLOCATION FACTOR OR AEAF: An assumed equity factor assigned to each of the Lifestyle PS Subaccounts under the Portfolio Stabilization Process that does not change. The Portfolio Stabilization Process also determines a dollar-weighted AEAF on a periodic basis based on your current Contract Value in the Lifestyle PS Subaccounts.

BENEFIT BASE: The value we use to determine guaranteed annual withdrawal amounts under the Riders.

BENEFIT RATE: The rate we use to determine guaranteed annual withdrawal amounts under the Riders.

COVERED PERSON(S): The individual (or two individuals under an Income Plus for Life - Joint Life(R) 12.11 Rider) whose lifetime(s) we use to determine the duration of any guaranteed lifetime withdrawal amounts under the Rider. The Covered Person(s) must be the Annuitant (or Co-Annuitant) under the Contract.

CREDIT: A potential way to increase guaranteed annual withdrawal amounts under the Riders. A Credit, if applicable, will increase the Benefit Base if you defer taking withdrawals during one or more Credit Periods. The rate we use to determine a Credit is based on the Covered Person's (youngest Covered Person's under an Income Plus For Life - Joint Life(R) 12.11 Rider) age on each Contract Anniversary.

CREDIT PERIOD: A period of time we use to measure the availability of Benefit Base Credits.

EXCESS WITHDRAWAL: A withdrawal that exceeds certain limits under the Income Plus For Life(R) 12.11 Series Riders.

INCOME PLUS FOR LIFE(R) 12.11 RIDER: A guaranteed minimum withdrawal benefit Rider that provides guaranteed withdrawal amounts based on the lifetime of a single Covered Person. We also may refer to this Rider as the "IPFL 12.11 RIDER."

INCOME PLUS FOR LIFE - JOINT LIFE(R) 12.11 RIDER: A guaranteed minimum withdrawal benefit Rider that provides guaranteed withdrawal amounts based on the lifetime of two Covered Persons. We also may refer to this Rider as the "IPFL - JOINT LIFE 12.11 RIDER."

INCOME PLUS FOR LIFE(R) 12.11 SERIES RIDERS: Both Income Plus For Life(R) 12.11 Riders - i.e., Income Plus For Life(R) 12.11 and Income Plus For Life - Joint Life(R) 12.11. We also may refer to these Riders as the "IPFL 12.11 SERIES RIDERS."

LIFETIME INCOME AMOUNT: The annual guaranteed withdrawal amounts under the Riders.

LIFETIME INCOME DATE: The date on which the Lifetime Income Amount guarantee begins.

LIFESTYLE PS SUBACCOUNTS: The Subaccounts that invest in a specific Lifestyle PS Series Portfolio of the John Hancock Variable Insurance Trust: Lifestyle Balanced PS Subaccount, Lifestyle Conservative PS Subaccount, Lifestyle Growth PS Subaccount and Lifestyle Moderate PS Subaccount. We make the Lifestyle PS Subaccounts available under a Contract with an IPFL 12.11 Series Rider.

MONTHLY ANNIVERSARY: The day in each calendar month that is the same day of the month as the Contract Date. If that day is not a Business Day, the Monthly Anniversary will be the next Business Day. If the Monthly Anniversary is on the 29th, 30th or 31st, then for any month that does not include those dates, the Monthly Anniversary will be the first Business Day of the following month.

PORTFOLIO STABILIZATION PROCESS: A non-discretionary, systematic mathematical process we use each Business Day to monitor the Contract Value under a Contract with an IPFL 12.11 Series Rider. The Portfolio Stabilization Process determines the amount of Contract Value, if any, that we will automatically transfer between the Lifestyle PS Subaccounts and the Bond PS Subaccount at the end of a Business Day.

REFERENCE VALUE: A value that the Portfolio Stabilization Process uses each Business Day to compare against your Contract Value. The Reference Value is based on your initial Contract Value, and is adjusted each Business Day to reflect additional Net Purchase Payments and Excess Withdrawals. We adjust the Reference Value on each Monthly Anniversary to reflect the current Contract Value if that amount is greater than the most recently determined Reference Value. THE REFERENCE VALUE HAS NO CASH VALUE, AND YOU CANNOT WITHDRAW IT. IT IS NOT DESIGNED TO EQUAL THE BENEFIT BASE OR THE LIFETIME INCOME AMOUNT.

REFERENCE VALUE RATIO or RV RATIO: The Contract Value on any Business Day divided by the current Reference Value.

SETTLEMENT PHASE: The period when your Contract Value is less than the Lifetime Income Amount and we automatically begin making payments to you under the Rider, subject to the conditions described in the Rider. During the Settlement Phase, the Contract continues but all other rights and benefits under the Contract, including death benefits and any additional Riders, terminate.

STEP-UP: A potential way to increase guaranteed annual withdrawal amounts under the Riders. A Step-Up, if applicable, will increase the Benefit Base to reflect favorable investment performance, if any, on Contract Anniversaries before and after the Lifetime Income Date, up to and including the Age 95 Contract Anniversary.

STEP-UP DATE: A date on which we determine whether a Step-Up could occur.

TARGET BOND PS SUBACCOUNT ALLOCATION: The target amount required to be maintained in the Bond PS Subaccount, before adjustment to reflect Contract Value allocated to the Ultra Short Term Bond Subaccount.

                                  II. Overview

This overview tells you some key points you should know about the Contract. Because this is an overview, it does not contain all the information that may be important to you. You should read carefully this entire Prospectus, including its Appendices and the Statement of Additional Information ("SAI") for more detailed information.

We disclose all material features and benefits of the Contracts in this Prospectus. Insurance laws and regulations apply to us in every state in which our Contracts are sold. As a result, a Contract purchased in one state may have terms and conditions that vary from the terms and conditions of a Contract purchased in a different jurisdiction. We disclose all material variations in this Prospectus.

WHAT KIND OF CONTRACT IS DESCRIBED IN THIS PROSPECTUS?

The Contract is a flexible Purchase Payment deferred Variable Annuity Contract between you and a Company. "Deferred" means payments by a Company begin on a future date under the Contract. "Variable" means amounts in the Contract may increase or decrease in value daily based upon your Contract's Variable Investment Options. The Contract provides for the accumulation of these investment amounts and the payment of annuity benefits on a variable and/or fixed basis.

WHO IS ISSUING MY CONTRACT?

Your Contract provides the name of the Company that issues your Contract. In general, John Hancock USA may issue the Contract in any jurisdiction except New York. John Hancock New York issues the Contract only in New York. Each Company sponsors its own Separate Account.

WHAT ARE SOME BENEFITS OF THE CONTRACT?

The Contract offers access to Investment Options, tax-deferred treatment of earnings during the Accumulation Period, and the ability to receive annuity payments at a future date. We will pay a death benefit to your Beneficiary if you die during the Accumulation Period, which is described in this Prospectus under "Death Benefit During Accumulation Period."

We offer a variety of Fixed Annuity and Variable Annuity payment options. Periodic annuity payments will begin on the Annuity Commencement Date. You select the Annuity Commencement Date, the frequency of payment and the type of annuity payment option. Annuity payments are made to the Annuitant, unless the Owner is a trust or custodian. We provide more information about payout benefits in "V. Description of the Contract - Pay-out Period Provisions."

In most cases, no income tax will have to be paid on your earnings under the Contract until these earnings are paid out. WHEN YOU PURCHASE A CONTRACT FOR ANY QUALIFIED PLAN, THE CONTRACT DOES NOT PROVIDE ANY ADDITIONAL TAX-DEFERRED TREATMENT OF EARNINGS BEYOND THE TREATMENT PROVIDED BY THE PLAN. CONSEQUENTLY, YOU SHOULD PURCHASE A CONTRACT FOR A QUALIFIED PLAN ONLY ON THE BASIS OF OTHER BENEFITS OFFERED BY THE CONTRACT. THESE BENEFITS MAY INCLUDE LIFETIME INCOME PAYMENTS AND PROTECTION THROUGH LIVING AND DEATH BENEFITS.

You may elect to purchase additional benefit options when you purchase a Contract. The Contract offers an optional death benefit called the "Annual Step-Up Death Benefit" and optional guaranteed minimum withdrawal benefits called the "Income Plus For Life(R) 12.11 Series Riders," each for an additional fee. We provide more information about these benefits under "VI. Optional Benefits."

HOW DOES THE CONTRACT WORK?

Under the Contract, you make one or more Purchase Payments to the Company for a period of time, known as the Accumulation Period. During the Accumulation Period, your Net Purchase Payments will be allocated to Investment Options. You may transfer among the Investment Options and take withdrawals. Later, beginning on the Annuity Commencement Date, the Company makes one or more annuity payments under the Contract for a period of time, known as the Pay-out Period. Your Contract Value during the Accumulation Period is variable, and the amounts of annuity payments during the Pay-out Period may either be variable or fixed, depending upon your choice.

HOW CAN I INVEST MONEY IN THE CONTRACT?

We use the term Purchase Payment to refer to the investments you make in the Contract. The table below shows the required minimum amount for the initial Purchase Payment. The table also shows the required minimum amount for Additional Purchase Payments.

TYPE OF        MINIMUM INITIAL   MINIMUM ADDITIONAL
CONTRACT      PURCHASE PAYMENT    PURCHASE PAYMENT
Nonqualified  $          5,000   $              30
Qualified     $          2,000   $              30

Generally, you may make Additional Purchase Payments at any time, subject to the following limits. If a Purchase Payment would cause your Contract Value to exceed $1 million or your Contract Value already exceeds $1 million, you must obtain our approval in order to make the Purchase Payment. There may be additional restrictions on Purchase Payments if you purchase a Contract with an Income Plus For Life(R) 12.11 Series Rider (see "VI. Optional Benefits - Restrictions on Additional Purchase Payments").

(Applicable to Contracts issued in California Only) For Contracts issued in California to persons 60 years of age or older, your Purchase Payment will be allocated to the Money Market Variable Investment Option for the first 30 days after the date the Contract is delivered to you. At the end of this 30-day period, we will automatically transfer the Contract Value in the Money Market Variable Investment Option to the Contract's other available Variable Investment Options. See "V. Description of the Contract - Other Contract Provisions - Right to Review."

WHAT CHARGES DO I PAY UNDER THE CONTRACT?

Your Contract has a front-end sales charge, annual Contract fee and asset-based charges.

We deduct the sales charge from your Purchase Payment before it is invested in your allocated Investment Options. The amount of the sales charge varies, as described in the section "VII. Charges & Deductions - Front-End Sales Charges." To ensure that you are charged the lowest sales charge for which you qualify, be sure to send your Purchase Payments for this Contract through your broker-dealer.

The annual Contract fee is $50, which we will waive if you are registered for electronic delivery of transaction confirmations (see "V. Description of the Contract - Telephone and Electronic Transactions").

Your Contract's asset-based charges compensate us primarily for our administrative and distribution expenses and for the mortality and expense risks that we assume under the Contract. These charges do not apply to assets you have in a DCA Fixed Investment Option. We take the deduction proportionally from each of your Variable Investment Options. We make deductions for any applicable taxes based on the amount of a Purchase Payment.

If you elect a Rider, we also deduct the Rider charges shown in the Fee Tables proportionally from each of your Investment Options, based on your value in each. The Fee Tables also describe charges and expenses of underlying Portfolios.

WHAT ARE MY INVESTMENT CHOICES?

VARIABLE INVESTMENT OPTIONS. We hold the assets of each Variable Investment Option in a Subaccount that invests solely in a corresponding Portfolio. The Portfolio prospectuses contain full descriptions of the Portfolios. The amount invested in any Variable Investment Option will increase or decrease based upon the investment performance of the corresponding Portfolio (reduced by certain charges we deduct - see "III. Fee Tables").

We offer two sets of Variable Investment Options. The set of Variable Investment Options available to you depends upon whether you select an Income Plus for Life(R) 12.11 Series Rider with your Contract.

CONTRACTS WITH AN INCOME PLUS FOR LIFE(R) 12.11 SERIES RIDER. If you purchase a Contract WITH an IPFL 12.11 Series Rider, you may allocate Purchase Payments and Contract Value to one or more of the following Investment Options:

                        Lifestyle Balanced PS Subaccount
                      Lifestyle Conservative PS Subaccount
                         Lifestyle Growth PS Subaccount
                        Lifestyle Moderate PS Subaccount
                        Ultra Short Term Bond Subaccount

In addition, we may make automatic transfers of your Contract Value to and from the Bond PS Subaccount, in accordance with the Portfolio Stabilization Process that is a feature of the IPFL 12.11 Series Riders. You cannot directly allocate any of your Contract Value to the Bond PS Subaccount, but we may transfer your Contract Value between the Lifestyle PS Subaccounts you choose and the Bond PS Subaccount. We describe the Portfolio Stabilization Process we use to determine when and how much we may transfer under "VI. Optional Benefits."

IF YOU PURCHASE A CONTRACT WITH AN INCOME PLUS FOR LIFE(R) 12.11 SERIES RIDER, YOU AUTHORIZE US TO TRANSFER YOUR CONTRACT VALUE BETWEEN THE LIFESTYLE PS SUBACCOUNTS AND THE BOND PS SUBACCOUNT. ACCORDINGLY, YOUR ABILITY TO MAINTAIN AN INVESTMENT IN THE LIFESTYLE PS SUBACCOUNTS WILL BE AFFECTED BY AUTOMATIC TRANSFERS WE MAY MAKE TO AND FROM THE BOND PS SUBACCOUNT. AN INCOME PLUS FOR LIFE(R) 12.11 SERIES RIDER MAY NOT BE AN APPROPRIATE CHOICE IF YOU ARE PRIMARILY INTERESTED IN MAXIMIZING THE CONTRACT'S POTENTIAL FOR LONG-TERM PARTICIPATION IN EQUITY SECURITIES MARKETS.

CONTRACTS WITHOUT AN INCOME PLUS FOR LIFE(R) 12.11 SERIES RIDER. If you purchase a Contract WITHOUT an IPFL 12.11 Series Rider, you must invest 100% of your Contract Value at all times in one or more of the following Variable Investment
Options:

                         Lifestyle Balanced Subaccount
                       Lifestyle Conservative Subaccount
                          Lifestyle Growth Subaccount
                         Lifestyle Moderate Subaccount
                        Ultra Short Term Bond Subaccount

WE RESERVE THE RIGHT TO RESTRICT THE AVAILABILITY OF INVESTMENT OPTIONS AT ANY TIME. Please read "V. Description of the Contract - Accumulation Period Provisions - Allocations Among Investment Options" for more information about restrictions, limitations and requirements applicable to Investment Options.

ALL CONTRACTS

Before you select Variable Investment Options under a Contract, you should consider:

     - You bear the investment risk that your Contract Value will increase or decrease to reflect the results of your Contract's investment in underlying Portfolios. We do not guarantee Contract Value in a Variable Investment Option or the investment performance of any Portfolio.

     - The risks, fees and expenses (such as operating expenses and transaction costs) associated with the Portfolios available under a Contract with an Income Plus For Life(R) 12.11 Series Rider generally will differ from those associated with the Portfolios available in a Contract without an Income Plus For Life(R) 12.11 Series Rider, even where the Portfolio names are similar (see "IV. General Information about Us, the Separate Accounts and the Portfolios - The Portfolios"). You should review the Portfolio prospectuses for more information.

     - Although the Portfolios may invest directly in securities or indirectly, through other underlying funds, you will not have the ability to determine the investment decisions or strategies of the Portfolios. If you would prefer greater control or a broader range of investment options, you (and your financial advisor) should carefully consider the features of other variable annuity contracts, offered by us or by other life insurance companies, before purchasing a Contract.

DCA FIXED INVESTMENT OPTION. We administer a Dollar Cost Averaging ("DCA") program. Please see "V. Description of the Contract - Special Transfer Services-Dollar Cost Averaging" for details. Under the DCA Fixed Investment Option, we guarantee the principal value of the amounts you allocate and the rate of interest credited to that Investment Option for the term of each guarantee period. We, in our sole discretion, will establish the interest rates and the duration of each guarantee period. Because these rates and guarantee periods may vary from time to time, allocations made to a DCA Fixed Investment Option at different times may earn interest at different rates.

DCA Fixed Investment Options have not been, and are not required to be, registered with the SEC under the Securities Act of 1933, as amended (the "1933 Act"), and neither these investment accounts nor our general account have been registered as an investment company under the Investment Company Act of 1940, as amended (the "1940 Act"). They are therefore not generally subject to regulation under the 1933 Act or the 1940 Act. The disclosures relating to the DCA Fixed Investment Option included in this Prospectus are for your general information and have not been reviewed by the SEC. These disclosures, however, are subject to certain generally applicable provisions of the federal securities law relating to the accuracy and completeness of statements made in prospectuses.

HOW CAN I CHANGE MY INVESTMENT CHOICES?

ALLOCATION OF NET PURCHASE PAYMENTS. You designate how you would like your Net Purchase Payments to be allocated among the Investment Options available under your Contract. You may change this investment allocation for future Net Purchase Payments at any time.

TRANSFERS AMONG INVESTMENT OPTIONS. During the Accumulation Period, you may transfer your investment amounts among Investment Options, subject to certain restrictions described below and in "V. Description of the Contract - Transfers You May Make Among Investment Options." During the Pay-out Period, you may transfer your allocations among the Variable Investment Options, subject to certain restrictions described in "Transfers During Pay-out Period."

The Variable Investment Options can be a target for abusive transfer activity. To discourage disruptive frequent trading activity, we have adopted a policy for each Separate Account to restrict Owner-initiated transfers to two per calendar month per Contract, with certain exceptions described in more detail in "V. Description of the Contract - Transfers You May Make Among Investment Options." We apply each Separate Account's policy and procedures uniformly to all Contract Owners.

In addition to the transfer restrictions that we impose, the John Hancock Variable Insurance Trust also has adopted policies under Rule 22c-2 of the 1940 Act to detect and deter abusive short-term trading. Accordingly, a Portfolio may require us to impose trading restrictions if it discovers violations of its frequent short-term trading policy. We will provide tax identification numbers and other Contract Owner transaction information to John Hancock Variable Insurance Trust upon request, which it may use to identify any pattern or frequency of activity that violates its short-term trading policy.

TRANSFERS BETWEEN ANNUITY OPTIONS. During the Pay-out Period, you may not transfer from a Variable Annuity Option to a Fixed Annuity Option, or from a Fixed Annuity Option to a Variable Annuity Option (see "V. Description of the Contract - Transfers During Pay-out Period").

TRANSFERS UNDER CONTRACTS WITH AN INCOME PLUS FOR LIFE(R) 12.11 SERIES RIDER.
We impose restrictions on your ability to make transfers among certain Variable Investment Options available under the Income Plus For Life(R) 12.11 Series Riders. In addition, we are authorized to make automatic transfers under the Portfolio Stabilization Process from time to time. These automatic transfers move your Contract Value between the Lifestyle PS Subaccounts you select and the Bond PS Subaccount (see "VI. Optional Benefits").

HOW DO I ACCESS MY MONEY?

During the Accumulation Period, you may withdraw all or a portion of your Contract Value. The amount you withdraw from any Investment Option must be at least $300 or, if less, your entire balance in that Investment Option. If a withdrawal would reduce your Contract Value to less than $1,000, we may treat your withdrawal request as a request to withdraw all of your Contract Value. An administration fee may apply to your withdrawal (see "VII. Charges and Deductions "). Withdrawals from Contracts with an Income Plus For Life(R) 12.11 Series Rider may affect the benefits under the Rider (see "VI. Optional Benefits"). A withdrawal also may be subject to income tax and a 10% penalty tax.

WHAT TYPES OF OPTIONAL BENEFIT RIDERS MAY I BUY UNDER THE CONTRACT?

For the additional charge shown in the Fee Tables, you may purchase a Rider offering optional benefits. The availability of the Riders may vary by state.

Income Plus For Life(R) 12.11 Series Riders

The Income Plus For Life(R) 12.11 Series Riders (or "IPFL 12.11 Series Riders") are optional guaranteed minimum withdrawal benefit Riders. The Riders contain our guarantee that you will be able to make withdrawals of a Lifetime Income Amount, regardless of your Contract's investment performance. We describe the Riders' terms in more detail in "VI. Optional Benefits."

AVAILABILITY. You may elect to purchase an IPFL 12.11 Series Riders if it is available in your state. The IPFL 12.11 Series Riders are not available if you inherit a Contract issued as an IRA (see "VI. Optional Benefits - Availability"). You (or the applicable oldest "Covered Person") must be under age 81 to purchase the Rider. ONCE WE ISSUE A CONTRACT WITH AN IPFL 12.11 SERIES RIDER, YOU WILL NOT BE ABLE TO TERMINATE THE RIDER OR EXCHANGE IT FOR ANOTHER RIDER WHILE YOUR CONTRACT IS IN EFFECT.

RIDER BENEFIT. We designed the IPFL 12.11 Series Riders to make a Lifetime Income Amount available for annual withdrawals starting on the earliest available "Lifetime Income Date."

You establish your Lifetime Income Amount by taking a withdrawal after the Lifetime Income Date. If you limit your annual withdrawals to the Lifetime Income Amount, we will make this benefit available for as long as you live, even if your Contract Value reduces to zero. You may elect to receive the Lifetime Income Amount automatically under our Income Made Easy program. We will pay the Lifetime Income Amount automatically during the Rider's "Settlement Phase," which begins when your Contract Value reduces below a minimum required amount and you satisfy the conditions described in the Rider.

EXCESS WITHDRAWALS. Under the IPFL 12.11 Series Riders, you choose how much Contract Value to withdraw at any time. We may reduce the Lifetime Income Amount that we guarantee for future lifetime benefit payments, however, if:

     -    you make a withdrawal before the Lifetime Income Date, or

     - your annual Withdrawal Amounts exceed the Lifetime Income Amount in any year after the Lifetime Income Date.

YOU COULD LOSE BENEFITS IF YOUR ANNUAL WITHDRAWAL AMOUNTS EXCEED THE LIMITS SPECIFIED IN THE IPFL 12.11 SERIES RIDERS. WE REDUCE THE LIFETIME INCOME AMOUNT IF YOU TAKE ANY WITHDRAWALS BEFORE THE APPLICABLE LIFETIME INCOME DATE. YOU WILL LOSE THE LIFETIME INCOME AMOUNT IF YOUR WITHDRAWAL AMOUNTS BEFORE THE APPLICABLE LIFETIME INCOME DATE DEPLETE YOUR CONTRACT VALUE AND ANY REMAINING BENEFIT BASE TO ZERO (SEE "VI. OPTIONAL BENEFITS - FEATURES OF IPFL 12.11 SERIES RIDERS").

BENEFIT BASE. We use a Benefit Base to determine the Lifetime Income Amount. You cannot request a withdrawal of the Benefit Base, and it will usually differ from the Contract Value. The initial Benefit Base is equal to your initial Purchase Payment, up to the maximum Benefit Base ($3 million). If you choose not to make any withdrawals at all during certain Contract Years, we will increase the Benefit Base by a Credit. We also may increase or "step up" the Benefit Base on certain dates to reflect market performance or other factors. You may also increase the amounts we guarantee by making Additional Purchase Payments that we accept, but we impose special limits on Additional Purchase Payments under Contracts issued with an IPFL 12.11 Series Rider.

DETERMINATION OF LIFETIME INCOME AMOUNT. We determine the initial Lifetime Income Amount on the earliest available Lifetime Income Date. To do this, we multiply the Benefit Base then in effect by the Benefit Rate applicable to your Contract. We will recalculate the Lifetime Income Amount if you do not take any withdrawals or annuitize the Contract during the next Contract Year. We describe the Benefit Rates we use to calculate the Lifetime Income Amount on the earliest available Lifetime Income Date, and certain age requirements and limitations on Credits, in "VI. Optional Benefits."

INVESTMENT LIMITATIONS - AUTOMATIC TRANSFERS OF CONTRACT VALUE. If you purchase a Contract with an IPFL 12.11 Series Rider, you must invest your Contract Value only in the Investment Options we make available for that Rider. Under the IPFL
12.11 Series Riders, we monitor your Contract Value each Business Day and we may make automatic transfers of some of your Contract Value between the Lifestyle PS Subaccounts you select and the Bond PS Subaccount. We only make these automatic transfers to or from the Bond PS Subaccount under a non-discretionary, systematic mathematical process we call the "Portfolio Stabilization Process." We describe the Portfolio Stabilization Process in more detail in "VI. Optional Benefits," and in the SAI. We do not permit you to invest directly in or transfer funds directly out of the Bond PS Subaccount.

Annual Step-Up Death Benefit Rider

You may elect to purchase the optional Annual Step-Up Death Benefit Rider, if available in your state, whether or not you purchase an Income Plus For Life(R)
12.11 Series Rider. Under the Annual Step-Up Death Benefit Rider, we guarantee a minimum death benefit up to the earlier of the Annuity Commencement Date or the Maturity Date based on the Contract's highest "Anniversary Value" that may be achieved up to the Contract Anniversary after you (or any Co-Owner) have attained age 75 (or death if earlier). The Annual Step-Up Death Benefit is available only at Contract issue and cannot be revoked once elected. You may not purchase the Annual Step-Up Death Benefit Rider, however, if you (or any co-Owner) have attained age 75, or if your Contract is an IRA that you inherited from someone else (unless you are the spouse of the decedent and own the IRA in your own name).

Please consult your registered representative or contact our Annuities Service Center at the address or phone number shown on page ii of this Prospectus for information on whether the Rider is available in your state.

IF YOU ELECT TO PURCHASE AN ANNUAL STEP-UP DEATH BENEFIT RIDER AND NOT AN IPFL
12.11 SERIES RIDER, YOU MUST INVEST YOUR CONTRACT VALUE IN THE INVESTMENT OPTIONS AVAILABLE UNDER A CONTRACT WITHOUT AN IPFL 12.11 SERIES RIDER. WE RESERVE THE RIGHT TO IMPOSE ADDITIONAL RESTRICTIONS ON INVESTMENT OPTIONS AT ANY TIME. If we do impose additional restrictions, any Contract Value already allocated to a permitted Investment Option will not be affected by the restriction as long as it remains in that Investment Option.

WHAT ARE THE TAX CONSEQUENCES OF OWNING A CONTRACT?

In most cases, no income tax will have to be paid on amounts you earn under a Contract until these earnings are paid out. All or part of the following distributions from a Contract may constitute a taxable payout of earnings:

     -    withdrawals (including surrenders and systematic withdrawals);

     -    payment of any death benefit proceeds;

     -    periodic payments under one of our annuity payment options;

     -    certain ownership changes; and

     -    any loan, assignment or pledge of the Contract as collateral.

How much you will be taxed on a distribution is based upon complex tax rules and depends on matters such as:

     -    the type of the distribution;

     -    when the distribution is made;

     - the nature of any Qualified Plan for which the Contract is being used; and

     -    the circumstances under which the payments are made.

If your Contract is issued in connection with a Qualified Plan, all or part of your Purchase Payments may be tax deductible or excludible from income.

A 10% penalty tax applies in many cases to the taxable portion of any distributions taken from a Contract before you reach age 59 1/2. Also, most Qualified Plans require that minimum distributions from a Contract commence and/or be completed within a certain period of time. This effectively limits the period of time during which you can continue to derive tax-deferral benefits from any tax-deductible or tax-deferred Purchase Payments you paid or on any earnings under the Contract.

IF YOU ARE PURCHASING THE CONTRACT AS AN INVESTMENT VEHICLE FOR A QUALIFIED PLAN, INCLUDING AN IRA, YOU SHOULD CONSIDER THAT THE CONTRACT DOES NOT PROVIDE ANY ADDITIONAL TAX-DEFERRAL BENEFITS BEYOND THE TREATMENT PROVIDED BY THE QUALIFIED PLAN. THE FAVORABLE TAX-DEFERRAL BENEFITS AVAILABLE FOR QUALIFIED PLANS THAT INVEST IN ANNUITY CONTRACTS ARE ALSO GENERALLY AVAILABLE IF THE QUALIFIED PLANS PURCHASE OTHER TYPES OF INVESTMENTS, SUCH AS MUTUAL FUNDS, EQUITIES AND DEBT INSTRUMENTS. HOWEVER, THE CONTRACT OFFERS FEATURES AND BENEFITS THAT OTHER INVESTMENTS MAY NOT OFFER. YOU AND YOUR FINANCIAL ADVISOR SHOULD CAREFULLY CONSIDER WHETHER THE FEATURES AND BENEFITS, INCLUDING THE INVESTMENT OPTIONS AND PROTECTION THROUGH LIVING GUARANTEES, DEATH BENEFITS AND OTHER BENEFITS PROVIDED UNDER AN ANNUITY CONTRACT ISSUED IN CONNECTION WITH A QUALIFIED PLAN ARE SUITABLE FOR YOUR NEEDS AND OBJECTIVES AND ARE APPROPRIATE IN LIGHT OF THE EXPENSE.

We provide additional information on taxes in "VIII. Federal Tax Matters." We make no attempt to provide more than general information about use of the Contract with the various types of retirement plans. Purchasers of Contracts for use with any retirement plan should consult their legal counsel and a qualified tax advisor regarding the suitability of the Contract.

CAN I RETURN MY CONTRACT?

In most cases, you have the right to cancel your Contract within 10 days (or longer in some states) after you receive it. In most states, you will receive a refund equal to the Contract Value on the date of cancellation, which may be increased by any sales charges or charges for premium taxes deducted by us to that date. In some states, or if your Contract is issued as an IRA, you will receive a refund of any Purchase Payments (including sales charges) you made, if that amount is higher than Contract Value (increased by any sales charges or charges for premium taxes). The date of cancellation is the date we receive the Contract or acceptable written notification.

(Applicable to Contracts issued in California Only) Contracts issued in California to persons 60 years of age or older may be cancelled by returning the Contract to our Annuities Service Center or agent at any time within 30 days after receiving it. We will allocate your Purchase Payments to the Money Market Investment Option during this period. We will, however, permit you to elect to allocate your Purchase Payments during this 30-day period to one or more of the Variable Investment Options. If you cancel the Contract during this 30-day period and your Purchase Payments are allocated to the Money Market Investment Option, we will pay you the greater of (a) the original amount of your Purchase Payments and (b) the Contract Value computed at the end of the Business Day on which we receive your returned Contract. If your Purchase Payments are allocated to a Variable Investment Option (other than the Money Market Investment Option), we will pay you the Contract Value computed at the end of the Business Day on which we receive your returned Contract.

WILL I RECEIVE A TRANSACTION CONFIRMATION?

We will send you a confirmation statement for certain transactions in your Investment Accounts. You should carefully review these transaction confirmations to verify their accuracy. You should immediately report any mistakes to our Annuities Service Center (at the address or phone number shown on page ii of this Prospectus). If you fail to notify our Annuities Service Center of any mistake within 60 days of the delivery of the transaction confirmation, you will be deemed to have ratified the transaction. We encourage you to register for electronic delivery of your transaction confirmations, and we will waive the $50 annual Contract fee if you are registered. Please contact the John Hancock Annuities Service Center at the applicable telephone number or Internet address shown on page ii of this Prospectus for more information on electronic transactions.

                                III. Fee Tables

The following tables describe the fees and expenses applicable to buying, owning and surrendering a Venture(R) Opportunity A-Series Contract. These fees and expenses are more completely described in this Prospectus under "VII. Charges and Deductions." The items listed under "Total Annual Portfolio Operating Expenses" are described in detail in the Portfolio prospectus. Unless otherwise shown, the tables below show the maximum fees and expenses (including fees deducted from Contract Value for optional benefits).

THE FOLLOWING TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU PAY AT THE TIME THAT YOU BUY THE CONTRACT, SURRENDER THE CONTRACT, OR TRANSFER CASH VALUE BETWEEN INVESTMENT OPTIONS. STATE PREMIUM TAXES MAY ALSO BE DEDUCTED.

                     CONTRACT OWNER TRANSACTION EXPENSES(1)

                                JOHN HANCOCK USA
                             JOHN HANCOCK NEW YORK

SALES CHARGE
                                 The Sales Charge (as a percentage of
If your Cumulative Value(2) is:         Purchase Payments) is:
 Up to $49,999.99                                   5.50%
 $50,000 to $99,999.99                              4.50%
 $100,000 to $249,999.99                            3.50%
 $250,000 to $499,999.99                            2.50%
 $500,000 to $999,999.99                            2.00%
 $1,000,000 and over                                1.00%

TRANSFER FEE(3)
 Maximum Fee                                  $      25
 Current Fee
                                              $       0

----------
(1) State premium taxes may also apply to your Contract, which currently range from 0.04% to 3.50% of each Purchase Payment (see "VII. Charges and Deductions - Premium Taxes").

(2) Your Cumulative Value is equal to your current Purchase Payment and, if making an Additional Purchase Payment, the greater of your Contract Value or the sum of all previous Purchase Payments minus any withdrawals (see "VII. Charges & Deductions - Front-End Sales Charges").

(3) This fee is not currently assessed against transfers. We reserve the right to impose a charge in the future for transfers in excess of 12 per year. The amount of this fee will not exceed the lesser of $25 or 2% of the amount transferred.

THE FOLLOWING TABLE DESCRIBES FEES AND EXPENSES THAT YOU PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT. THIS TABLE DOES NOT INCLUDE ANNUAL PORTFOLIO OPERATING EXPENSES.

            PERIODIC FEES AND EXPENSES OTHER THAN PORTFOLIO EXPENSES

                                JOHN HANCOCK USA
                             JOHN HANCOCK NEW YORK

ANNUAL CONTRACT FEE(1)                            $50
                                                  ----

ANNUAL SEPARATE ACCOUNT EXPENSES(2)
  Mortality and Expense Risks Fee(3)              0.65%
  Administration Fee (asset based)                0.15%
                                                  ----
  TOTAL ANNUAL SEPARATE ACCOUNT EXPENSES(2)       0.80%
  (With No Optional Riders Reflected)

OPTIONAL BENEFITS

  FEES DEDUCTED FROM SEPARATE ACCOUNT
                                                  ----
  Optional Annual Step-Up Death Benefit Fee(2)    0.30%
  TOTAL ANNUAL SEPARATE ACCOUNT EXPENSES(4)       1.10%

----------
(1) The $50 annual Contract fee is waived if you are registered for electronic delivery of transaction confirmations (see "IX. General Matters
     - Transaction Confirmations").

(2) A daily charge at the annual effective rates shown, reflected as a percentage of the Variable Investment Options.

(3) This charge is assessed on all active Contracts, including Contracts continued by a Beneficiary upon the death of the Contract Owner.

(4) Amount shown includes the Mortality and Expense Risks Fee and the Administration Fee as well as the optional Annual Step-Up Death Benefit Fee, as applicable.

OTHER ACCOUNT FEES DEDUCTED FROM CONTRACT VALUE
Optional Guaranteed Minimum Withdrawal Benefit Riders
(You may select only one of the following. We deduct the fee on an annual basis from Contract Value.)
                                                        IPFL 12.11 RIDER(1)  IPFL - JOINT LIFE 12.11(2)
-----------------------------------------------------------------------------------------------------
Maximum Fee                                                           1.50%                      1.50%
Current Fee                                                           1.00%                      1.00%

----------
(1) The current charge for the Income Plus For Life(R) 12.11 Rider is 1.00% of the Adjusted Benefit Base. We reserve the right to change the charge up to a maximum charge of 1.50% at any time, but we will not do so during the first 2 Contract Years, or within the 2 Contract Years following such a change.

(2)  The current charge for the Income Plus For Life - Joint Life(R) 12.11
     Rider is 1.00% of the Adjusted Benefit Base. We reserve the right to change the charge up to a maximum charge of 1.50% at any time, but we will not do so during the first 2 Contract Years, or within the 2 Contract Years following such a change.

THE NEXT TABLE DESCRIBES THE MINIMUM AND MAXIMUM TOTAL OPERATING EXPENSES CHARGED BY THE PORTFOLIOS THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT. MORE DETAIL CONCERNING EACH PORTFOLIO'S FEES AND EXPENSES IS CONTAINED IN THE PORTFOLIO'S PROSPECTUS.

                                                         VENTURE(R) OPPORTUNITY A-               VENTURE(R) OPPORTUNITY A-
                                                    SERIES WITH IPFL 12.11 SERIES RIDER   SERIES WITHOUT IPFL 12.11 SERIES RIDER
                                                    -----------------------------------   ---------------------------------------
TOTAL ANNUAL PORTFOLIO OPERATING EXPENSES            MINIMUM             MAXIMUM          MINIMUM                  MAXIMUM
                                                     -------             -------          -------                  -------
Range of expenses that are deducted from Portfolio
assets, including management fees, Rule 12b-1 fees
and other expenses                                   0.88%                  1.04%            0.88%                     1.02%

(Applicable to Contracts issued in California Only) Contracts issued in California to persons age 60 or older may cancel the Contract by returning it to our Annuities Service Center or agent at any time within 30 days after receiving it. We will allocate your Purchase Payment to the Money Market Variable Investment Option during this period and thereafter transfer it to the Variable Investment Options you select (see "V. Description of the Contract - Other Contract Provisions - Right to Review" for additional information). The minimum annual net operating expenses during this 30 day period would be 0.75%.

EXAMPLES

We provide the following examples that are intended to help you compare the costs of investing in a Contract with the costs of investing in other variable annuity contracts. These costs include Contract Owner expenses, Contract fees, Separate Account annual expenses and Portfolio fees and expenses. Example 1 pertains to a Contract with the optional benefit Riders shown below. Example 2 pertains to a Contract without optional benefit Riders.

EXAMPLE 1: MAXIMUM PORTFOLIO OPERATING EXPENSES - CONTRACT WITH OPTIONAL BENEFIT RIDERS

The following example assumes that you invest $10,000 in a Contract with the optional benefit Riders shown below. The first example also assumes that your investment has a 5% return each year and assumes the maximum annual Contract fee, Rider fees, and the maximum fees and expenses of any of the Portfolios and no reduction in sales charges based on Cumulative Value. Please note that the Rider fees are reflected as a percentage of the Adjusted Benefit Base, which may vary in value from the total Variable Investment Option value. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

JOHN HANCOCK USA &
JOHN HANCOCK NEW YORK
CONTRACT WITH INCOME PLUS FOR LIFE(R) 12.11 AND ANNUAL STEP-UP DEATH BENEFIT RIDERS
                                                                                              1 YEAR    3 YEARS   5 YEARS   10 YEARS
                                                                                              ------    -------   -------   --------

If you surrender the Contract at the end of the applicable time period:                        $  919   $ 1,665   $ 2,454   $  4,601
If you annuitize, or do not surrender the Contract at the end of the applicable time period:   $  919   $ 1,665   $ 2,454   $  4,601

EXAMPLE 2: MINIMUM PORTFOLIO OPERATING EXPENSES - CONTRACT WITH NO OPTIONAL BENEFIT RIDERS

The next example assumes that you invest $10,000 in a Contract with no optional benefit Riders. This example also assumes that your investment has a 5% return each year and assumes the average annual Contract fee we expect to receive for the Contracts and the minimum fees and expenses of any of the Portfolios, and no reduction in sales charges based on Cumulative Value. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

JOHN HANCOCK USA &
JOHN HANCOCK NEW YORK
CONTRACT WITH NO OPTIONAL BENEFIT RIDERS
                                                                                              1 YEAR  3 YEARS   5 YEARS   10 YEARS
                                                                                              ------  -------   -------   --------
If you surrender the Contract at the end of the applicable time period:                       $  716  $ 1,044   $ 1,394   $  2,371
If you annuitize, or do not surrender the Contract at the end of the applicable time period:  $  716  $ 1,044   $ 1,394   $  2,371

THE FOLLOWING TABLES DESCRIBE THE OPERATING EXPENSES FOR EACH OF THE PORTFOLIOS, AS A PERCENTAGE OF THE PORTFOLIO'S AVERAGE NET ASSETS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2010, EXCEPT AS STATED BELOW IN THE NOTES THAT FOLLOW THE TABLES. MORE DETAIL CONCERNING EACH PORTFOLIO'S FEES AND EXPENSES IS CONTAINED IN THE PORTFOLIO'S PROSPECTUS AND IN THE NOTES FOLLOWING THE TABLES.

The available Portfolios differ for Contracts issued with and Contracts issued without an IPFL 12.11 Series Rider (see "VI. Optional Benefits").

PORTFOLIO  EXPENSES  FOR  CONTRACTS  WITH  AN  IPFL  12.11  SERIES  RIDER:

                                                DISTRIBUTION                 ACQUIRED       TOTAL ANNUAL
                                   MANAGEMENT    AND SERVICE     OTHER    PORTFOLIO FEES     OPERATING
PORTFOLIO/SERIES                       FEE      (12B-1) FEES   EXPENSES   AND EXPENSES(1)   EXPENSES(1)
                                   ---------    ------------   ---------  ---------------   ------------
LIFESTYLE BALANCED PS SERIES(2)
Series II                                0.05%          0.25%      0.04%            0.68%          1.02%
LIFESTYLE CONSERVATIVE PS SERIES(2)
Series II                                0.05%          0.25%      0.07%            0.63%          1.00%
LIFESTYLE GROWTH PS SERIES(2)
Series II                                0.05%          0.25%      0.04%            0.70%          1.04%
LIFESTYLE MODERATE PS SERIES(2)
Series II                                0.05%          0.25%      0.07%            0.66%          1.03%
BOND PS SERIES(2)
Series II                                0.65%          0.25%      0.06%            0.00%          0.96%
ULTRA SHORT TERM BOND(2)
Series II                                0.55%          0.25%      0.08%            0.00%          0.88%

----------
(1) The "Total Annual Operating Expenses" include fees and expenses incurred indirectly by a Portfolio as a result of its investment in other investment companies ("Acquired Portfolio Fees and Expenses"). The Total Annual Operating Expenses shown may not correlate to the Portfolio's ratio of expenses to average net assets shown in the "Financial Highlights" section of the Portfolio prospectus, which does not include Acquired Portfolio Fees and Expenses. Acquired Portfolio Fees and Expenses are based on the estimated indirect net expenses associated with the Portfolio's investment in the underlying Portfolios.

(2) For Portfolios and classes that have not commenced operations or have an inception date of less than six months as of December 31, 2010, expenses are estimated.

PORTFOLIO EXPENSES FOR CONTRACTS WITHOUT AN IPFL 12.11 SERIES RIDER:

                                                                ACQUIRED      TOTAL
                                     DISTRIBUTION              PORTFOLIO      ANNUAL
                        MANAGEMENT    AND SERVICE     OTHER     FEES AND    OPERATING
PORTFOLIO/SERIES            FEE      (12B-1) FEES   EXPENSES   EXPENSES(1)  EXPENSES(1)
                        ----------   ------------   --------   -----------  -----------
LIFESTYLE BALANCED
Series II                     0.04%          0.25%      0.02%       0.70%       1.01%
LIFESTYLE CONSERVATIVE
Series II                     0.04%          0.25%      0.02%       0.66%       0.97%
LIFESTYLE GROWTH
Series II                     0.04%          0.25%      0.02%       0.71%       1.02%
LIFESTYLE MODERATE
Series II                     0.04%          0.25%      0.02%       0.68%       0.99%
ULTRA SHORT TERM BOND(2)
Series II                     0.55%          0.25%      0.08%         --        0.88%

----------
(1) The "Total Annual Operating Expenses" include fees and expenses incurred indirectly by a Portfolio as a result of its investment in other investment companies ("Acquired Portfolio Fees and Expenses"). The Total Annual Operating Expenses shown may not correlate to the Portfolio's ratio of expenses to average net assets shown in the "Financial Highlights" section of the Portfolio prospectus, which does not include Acquired Portfolio Fees and Expenses. Acquired Portfolio Fees and Expenses are based on the estimated indirect net expenses associated with the Portfolio's investment in the underlying Portfolios.

(2) For funds and classes that have not commenced operations or have an inception date of less than six months as of December 31, 2010, expenses are estimated.

THE FOLLOWING TABLE DESCRIBES THE OPERATING EXPENSES FOR THE MONEY MARKET PORTFOLIO. THIS INFORMATION IS APPLICABLE ONLY TO CONTRACTS ISSUED IN CALIFORNIA AND ONLY DURING THE RIGHT TO REVIEW PERIOD (SEE "V. DESCRIPTION OF THE CONTRACT
- OTHER CONTRACT PROVISIONS - RIGHT TO REVIEW" FOR ADDITIONAL INFORMATION):


                                                                                             ACQUIRED      TOTAL
                                                                  DISTRIBUTION              PORTFOLIO     ANNUAL
                                                     MANAGEMENT    AND SERVICE     OTHER    FEES AND     OPERATING
PORTFOLIO/SERIES                                         FEE      (12B-1) FEES   EXPENSES   EXPENSES(1)  EXPENSES(1)
                                                     ----------   ------------   --------   ---------    ----------
MONEY MARKET
(Applicable to Contracts issued in California Only)
Series II                                                  0.47%          0.25%      0.03%         --       0.75%

----------

(1) The "Total Annual Operating Expenses" include fees and expenses incurred indirectly by a Portfolio as a result of its investment in other investment companies ("Acquired Portfolio Fees and Expenses"). The Total Annual Operating Expenses shown may not correlate to the Portfolio's ratio of expenses to average net assets shown in the "Financial Highlights" section of the Portfolio prospectus, which does not include Acquired Portfolio Fees and Expenses. Acquired Portfolio Fees and Expenses are based on the estimated indirect net expenses associated with the Portfolio's investment in the underlying Portfolios.

   IV. General Information about Us, the Separate Accounts and the Portfolios

THE  COMPANIES

We are subsidiaries of Manulife Financial Corporation.

Your Contract is issued by either John Hancock USA or John Hancock New York. Please refer to your Contract to determine which Company issued your Contract.

John Hancock USA, formerly known as "The Manufacturers Life Insurance Company (U.S.A.)," is a stock life insurance company originally organized under the laws of Maine on August 20, 1955, by a special act of the Maine legislature. John Hancock USA redomesticated under the laws of Michigan on December 30, 1992. John Hancock USA is authorized to transact life insurance and annuity business in all states (except New York), the District of Columbia, Guam, Puerto Rico and the Virgin Islands. Its principal office is located at 601 Congress Street, Boston, Massachusetts 02210-2805. John Hancock USA also has an Annuities Service Center at 164 Corporate Drive, Portsmouth, New Hampshire 03801-6815.

John Hancock New York, formerly known as "The Manufacturers Life Insurance Company of New York," is a wholly-owned subsidiary of John Hancock USA and is a stock life insurance company organized under the laws of New York on February 10, 1992. John Hancock New York is authorized to transact life insurance and annuity business only in the State of New York. Its principal office is located at 100 Summit Lake Drive, Valhalla, New York 10595. John Hancock New York also has an Annuities Service Center at 164 Corporate Drive, Portsmouth, New Hampshire 03801-6815.

The ultimate parent of both companies is Manulife Financial Corporation, a publicly traded company, based in Toronto, Canada. Manulife Financial Corporation is the holding company of The Manufacturers Life Insurance Company and its subsidiaries, collectively known as Manulife Financial. The Companies changed their names to John Hancock Life Insurance Company (U.S.A.) and John Hancock Life Insurance Company of New York, respectively, on January 1, 2005 following Manulife Financial Corporation's acquisition of John Hancock Financial Services, Inc.

The Company incurs obligations under the Contract to guarantee amounts in addition to your Contract Value, and investors must depend on the financial strength of the Company for satisfaction of the Company's obligations such as the Lifetime Income Amount, the death benefit and any guaranteed amounts associated with our optional benefits Riders. Also, if you direct money into a DCA Fixed Investment Option that we may make available, the Company guarantees the principal value and the rate of interest credited to that Investment Option for the term of any DCA guarantee period. To the extent that the Company pays such amounts, the payments will come from the Company's general account assets. You should be aware that, unlike the Separate Accounts, the Company's general account is not segregated or insulated from the claims of the Company's creditors. The general account consists of securities and other investments that may decline in value during periods of adverse market conditions. The Company's financial statements contained in the SAI include a further discussion of risks inherent within the Company's general account investments.

THE SEPARATE ACCOUNTS

We use our Separate Accounts to support the Variable Investment Options.

You do not invest directly in the Portfolios made available under the Contracts. When you direct or transfer money to a Variable Investment Option, or when we transfer Contract Value to the Bond PS Series Investment Option, we will purchase shares of a corresponding Portfolio through one of our Separate Accounts. We hold the Portfolio's shares in a "Subaccount" (usually with a name similar to that of the corresponding Portfolio) of the applicable Separate Account. A Separate Account's assets (including the Portfolio's shares) belong to the Company that maintains that Separate Account.

For Contracts issued by John Hancock USA, we purchase and hold Portfolio shares in John Hancock Life Insurance Company (U.S.A.) Separate Account H, a Separate Account under the laws of Michigan. For Contracts issued by John Hancock New York, we purchase and hold Portfolio shares in John Hancock Life Insurance Company of New York Separate Account A, a Separate Account under the laws of New York.

The income, gains and losses, whether or not realized, from assets of a Separate Account are credited to or charged against that Separate Account without regard to a Company's other income, gains, or losses. Nevertheless, all obligations arising under a Company's Contracts are general corporate obligations of that Company. Assets of a Separate Account may not be charged with liabilities arising out of any of the respective Company's other business.

We reserve the right, subject to compliance with applicable law, to add other Subaccounts, eliminate existing Subaccounts, combine Subaccounts or transfer assets in one Subaccount to another Subaccount that we, or an affiliated company, may establish. We will not eliminate existing Subaccounts or combine Subaccounts without the prior approval of the appropriate state or federal regulatory authorities.

We registered the Separate Accounts with the SEC under the Investment Company Act of 1940, as amended (the "1940 Act") as unit investment trusts. Registration under the 1940 Act does not involve supervision by the SEC of the management or investment policies or practices of the Separate Accounts. If a Company determines that it would be in the best interests of persons having voting rights under the Contracts it issues, that Company's Separate Account may be operated as a management investment company under the 1940 Act or it may be deregistered if 1940 Act registration were no longer required.

THE PORTFOLIOS

When you select a Variable Investment Option, or when we transfer Contract Value to or from the Bond PS Series Investment Option, we invest your money in a Subaccount of our Separate Account and it invests in shares of a corresponding Portfolio of John Hancock Variable Insurance Trust.

THE PORTFOLIOS IN THE SEPARATE ACCOUNT ARE NOT PUBLICLY TRADED MUTUAL FUNDS. The Portfolios are only available to you as Investment Options in the Contracts or, in some cases, through other variable annuity contracts or variable life insurance policies issued by us or by other life insurance companies. In some cases, the Portfolios also may be available through participation in certain tax-qualified pension, retirement or college savings plans.

Investment Management

The Portfolios' investment advisers and managers may manage publicly traded mutual funds with similar names and investment objectives. However, the Portfolios are NOT directly related to any publicly traded mutual fund. You should not compare the performance of any Portfolio described in this Prospectus with the performance of a publicly traded mutual fund. THE PERFORMANCE OF ANY PUBLICLY TRADED MUTUAL FUND COULD DIFFER SUBSTANTIALLY FROM THAT OF ANY OF THE PORTFOLIOS HELD IN OUR SEPARATE ACCOUNT. SIMILARLY, THE PERFORMANCE OF A PORTFOLIO AVAILABLE UNDER A CONTRACT WITHOUT AN IPFL 12.11 SERIES RIDER COULD DIFFER SUBSTANTIALLY FROM THAT OF A PORTFOLIO WITH A SIMILAR NAME AND INVESTMENT OBJECTIVE THAT IS AVAILABLE UNDER A CONTRACT WITH AN IPFL 12.11 SERIES RIDER.

In selecting the Portfolios that are available as Investment Options under a Contract with an IPFL 12.11 Series Rider, we may establish requirements that are intended, among other things, to mitigate market price and interest rate risk for compatibility with the Portfolio Stabilization Process and our obligations to pay guarantees and benefits under the Rider. We seek to make available Investment Options that use strategies that are intended to lower potential volatility, including, but not limited to, strategies that: encourage diversification in asset classes and style; combine equity exposure with exposure to fixed income securities; and allow us to effectively and efficiently manage our exposure under the Rider. The requirements we impose are intended to protect us from loss. They may increase a Portfolio's transaction costs, and may otherwise lower the performance and reduce the availability of Investment Options under the Contract and/or under optional benefit Riders.

The John Hancock Variable Insurance Trust is a so-called "series" type mutual fund and is registered under the 1940 Act as an open-end management investment company. John Hancock Investment Management Services, LLC ("JHIMS LLC") provides investment advisory services to the John Hancock Variable Insurance Trust and receives investment management fees for doing so. JHIMS LLC pays a portion of its investment management fees to other firms that manage the John Hancock Variable Insurance Trust's Portfolios (i.e., subadvisers). JHIMS LLC is our affiliate and we indirectly benefit from any investment management fees JHIMS LLC retains.

The John Hancock Variable Insurance Trust has obtained an order from the SEC permitting JHIMS LLC, subject to approval by the Board of Trustees, to change a subadviser for a Portfolio or the fees paid to subadvisers and to enter into new subadvisory agreements from time to time without the expense and delay associated with obtaining shareholder approval of the change. This order does not, however, permit JHIMS LLC to appoint a subadviser that is an affiliate of JHIMS LLC or the John Hancock Variable Insurance Trust (other than by reason of serving as subadviser to a Portfolio) (an "Affiliated Subadviser") or to change a subadvisory fee of an Affiliated Subadviser without the approval of shareholders.

If shares of a Portfolio are no longer available for investment or in our judgment investment in a Portfolio becomes inappropriate, we may eliminate the shares of a Portfolio and substitute shares of another Portfolio, or of another open-end registered investment company. A substitution may be made with respect to both existing investments and the investment of future Purchase Payments. However, we will make no such substitution without first notifying you and obtaining approval of the SEC (to the extent required by the 1940 Act).

Portfolio Expenses

The table in the Fee Tables section of the Prospectus shows the investment management fees, Rule 12b-1 fees and other operating expenses for these Portfolio shares as a percentage (rounded to two decimal places) of each Portfolio's average daily net assets for 2010, except as indicated in the footnotes appearing at the end of the table. Fees and expenses of the Portfolios are not fixed or specified under the terms of the Contracts and may vary from year to year. These fees and expenses differ for each Portfolio and reduce the investment return of each Portfolio. Therefore, they also indirectly reduce the return you will earn on any Separate Account Investment Options.

The Portfolios pay us or certain of our affiliates compensation for some of the distribution, administrative, shareholder support, marketing and other services we or our affiliates provide to the Portfolios. The amount of this compensation is based on a percentage of the assets of the Portfolios attributable to the variable insurance products that we and our affiliates issue. These percentages may differ from Portfolio to Portfolio and among classes of shares within a Portfolio. In some cases, the compensation is derived from the Rule 12b-1 fees which are deducted from a Portfolio's assets and paid for the services we or our affiliates provide to that Portfolio. Compensation payments may be made by a Portfolio's investment adviser or its affiliates. None of these compensation payments results in any charge to you in addition to what is shown in the Total Annual Portfolio Operating Expenses table.

Funds-of-Funds

Each of the John Hancock Variable Insurance Trust's "Lifestyle" Portfolios is a "fund-of-funds" that invests in other underlying mutual funds. Expenses for a fund-of-funds may be higher than those for other Portfolios because a fund-of-funds bears its own expenses and indirectly bears its proportionate share of expenses of the underlying Portfolios in which it invests. The prospectus for each of these fund-of funds contains a description of the underlying Portfolios for that Portfolio, including expenses of the Portfolios, associated investment risks, and deductions from and expenses paid out of the assets of the Portfolio. JHIMS LLC retains QS Investors, LLC to provide direct subadvisory consulting services in its management of the Lifestyle Balanced, Lifestyle Conservative, Lifestyle Growth, and Lifestyle Moderate Portfolios, and the Lifestyle Balanced PS Series, Lifestyle Conservative PS Series, Lifestyle Growth PS Series and Lifestyle Moderate PS Series Portfolios.

The John Hancock Variable Insurance Trust has adopted a policy to post holdings of each of these Funds-of-Funds in other funds on a website within 30 days after each calendar quarter end and within 30 days after any material changes are made to the holdings of a Fund-of-Funds. In addition, the ten largest holdings of each fund will be posted to the website 30 days after each calendar quarter end. Please read the SAI for additional details about information posted to the website.

Portfolio Investment Objectives and Strategies

You bear the investment risk of any Portfolio you choose as a Variable Investment Option for your Contract. The following tables contain a general description of:

     A.   Portfolios for Contracts issued with an IPFL Series Rider;

     B.   Portfolios for Contracts issued without an IPFL Series Rider; and

     C.   Portfolio used with all Contracts.

You can find a full description of each Portfolio, including the investment objectives, policies and restrictions of, and the risks relating to, investment in the Portfolio in the prospectus for that Portfolio. YOU CAN OBTAIN A COPY OF A PORTFOLIO'S PROSPECTUS, WITHOUT CHARGE, BY CONTACTING US AT THE ANNUITIES SERVICE CENTER SHOWN ON PAGE II OF THIS PROSPECTUS. YOU SHOULD READ THE PORTFOLIO'S PROSPECTUS CAREFULLY BEFORE INVESTING IN THE CORRESPONDING VARIABLE INVESTMENT OPTION.

A. PORTFOLIOS FOR CONTRACTS ISSUED WITH AN IPFL 12.11 SERIES RIDER. If you purchase a Contract with an IPFL Series Rider, you may allocate Net Purchase Payments to one or more of the Lifestyle PS Subaccounts and/or the Ultra Short Term Bond Subaccount. In purchasing the Rider, you authorize the Company to monitor your allocations of Contract Value to the Lifestyle PS Subaccounts, and to reallocate Contract Value between the Lifestyle PS Subaccounts and the Bond PS Subaccount by the Portfolio Stabilization Process, a non-discretionary, systematic mathematical process described in "VI. Optional Benefits - Features of the IPFL 12.11 Series Riders."

THE PORTFOLIO STABILIZATION PROCESS MAY RESULT IN LARGE-SCALE ASSET FLOWS INTO AND OUT OF ONE OR MORE OF THESE PORTFOLIOS, WHICH MAY NEGATIVELY AFFECT THE PORTFOLIO'S PERFORMANCE. IT MAY INCREASE THE PORTFOLIO'S TRANSACTION COSTS, AND CAUSE THE PORTFOLIO TO PURCHASE SECURITIES IN ANTICIPATION OF POSSIBLE ASSET FLOWS OR SELL SECURITIES WHEN IT WOULD NOT NORMALLY DO SO. IT COULD BE PARTICULARLY DISADVANTAGEOUS FOR THE PORTFOLIO IF IT EXPERIENCES OUTFLOWS AND NEEDS TO SELL SECURITIES AT A TIME OF VOLATILITY IN THE MARKETS, WHEN VALUES COULD BE FALLING. OUTFLOWS MAY ALSO INCREASE THE PORTFOLIO'S EXPENSE RATIO, AND THE PURCHASE OF SECURITIES IN ANTICIPATION OF POSSIBLE ASSET FLOWS COULD LOWER THE PORTFOLIO'S OVERALL PERFORMANCE AT A TIME WHEN VALUES COULD BE RISING.

                     JOHN HANCOCK VARIABLE INSURANCE TRUST
  We show the Portfolio's investment adviser or subadviser ("manager") in bold above the name of the Portfolio.

JOHN HANCOCK ASSET MANAGEMENT (NORTH AMERICA) & JOHN HANCOCK ASSET MANAGEMENT
Bond PS Series                            Seeks income and capital appreciation. The Portfolio invests at least 80% of its net assets (plus any borrowings for investment purposes) in a diversified mix of debt securities and instruments. There is no limit on the Portfolio's average maturity.

                     JOHN HANCOCK VARIABLE INSURANCE TRUST
  We show the Portfolio's investment adviser or subadviser ("manager") in bold above the name of the Portfolio.

Lifestyle Balanced PS Series              Seeks a balance between a high level of current income and growth of capital, with a greater emphasis on growth of capital.
                                          The Portfolio operates as a fund of funds and normally invests approximately 50% of its assets in portfolios that invest primarily in equity securities, and approximately 50% in portfolios which invest primarily in fixed-income securities

Lifestyle Conservative PS Series          Seeks a high level of current income with some consideration given to growth of capital. The Portfolio operates as a fund of funds and normally invests approximately 80% of its assets in portfolios which invest primarily in fixed-income securities, and approximately 20% in portfolios which invest primarily in equity securities.

Lifestyle Growth PS Series                Seeks long-term growth of capital. Current income is also a consideration. The Portfolio operates as a fund of funds and normally invests approximately 70% of its assets in portfolios which invest primarily in equity securities, and approximately
                                          30% of its assets in portfolios which invest primarily in fixed-
                                          income securities.

Lifestyle Moderate PS Series              Seeks a balance between a high level of current income and growth of capital, with a greater emphasis on income. The
                                          Portfolio operates as a fund of funds and normally invests approximately 60% of its assets in portfolios which invest primarily in fixed-income securities, and approximately 40% of its assets in portfolios which invest primarily in equity securities.

B. PORTFOLIOS FOR CONTRACTS ISSUED WITHOUT AN IPFL 12.11 SERIES RIDER.

                     JOHN HANCOCK VARIABLE INSURANCE TRUST
  We show the Portfolio's investment adviser or subadviser ("manager") in bold above the name of the Portfolio

JOHN HANCOCK ASSET MANAGEMENT (NORTH AMERICA) & JOHN HANCOCK ASSET MANAGEMENT
Lifestyle Balanced Trust                  Seeks a balance between a high level of current income and growth of capital, with a greater emphasis on growth of capital.
                                          The Portfolio operates as a fund of funds and normally invests approximately 50% of its assets in portfolios that invest primarily in equity securities, and approximately 50% in portfolios which invest primarily in fixed-income securities.

Lifestyle Conservative Trust              Seeks a high level of current income with some consideration given to growth of capital. The Portfolio operates as a fund of funds and normally invests approximately 80% of its assets in portfolios which invest primarily in fixed-income securities, and approximately 20% in portfolios which invest primarily in equity securities.

Lifestyle Growth Trust                    Seeks long-term growth of capital. Current income is also a consideration. The Portfolio operates as a fund of funds and normally invests approximately 70% of its assets in portfolios which invest primarily in equity securities, and approximately
                                          30% of its assets in portfolios which invest primarily in fixed-
                                          income securities.

                     JOHN HANCOCK VARIABLE INSURANCE TRUST
  We show the Portfolio's investment adviser or subadviser ("manager") in bold above the name of the Portfolio.

Lifestyle Moderate Trust                  Seeks a balance between a high level of current income and growth of capital, with a greater emphasis on income. The
                                          Portfolio operates as a fund of funds and normally invests approximately 60% of its assets in portfolios which invest primarily in fixed-income securities, and approximately 40% of its assets in portfolios which invest primarily in equity securities.

C. PORTFOLIO USED WITH ALL CONTRACTS.

                     JOHN HANCOCK VARIABLE INSURANCE TRUST
  We show the Portfolio's investment adviser or subadviser ("manager") in bold above the name of the Portfolio.

JOHN HANCOCK ASSET MANAGEMENT
Ultra Short Term Bond Trust               Seeks a high level of current income consistent with the
                                          maintenance of liquidity and the preservation of capital. To do this, the Portfolio normally invests at least 80% of its net assets in a diversified portfolio of domestic, investment grade debt securities.


                                          Note: The Ultra Short Term Bond Portfolio is not a money
                                          market fund. Although the Portfolio seeks to preserve the
                                          principal value of your investment, the Portfolio's value
                                          fluctuates, and it is possible to lose money by investing in this
                                          Investment Option.


JOHN HANCOCK ASSET MANAGEMENT (NORTH AMERICA) A DIVISION OF MANULIFE ASSET
MANAGEMENT (NORTH AMERICA) LIMITED(1)
Money  Market  Trust                      Seeks to obtain maximum current income consistent with
                                          preservation of principal and liquidity. To do this, the Portfolio invests in high quality, U.S. dollar denominated money market instruments.

                                          Note:  Although the Money Market Portfolio seeks to preserve the principal value of your investment, it is possible to lose money by investing in this Investment Option.  For example, the
                                          Money Market Portfolio could lose money if a security purchased by the Portfolio is downgraded, and the Portfolio must sell the security at less than the original cost of the security.  Also, the returns of the Money Market Subaccount in your Contract may become extremely low or possibly negative whenever the net income earned, if any, by the underlying Money Market Portfolio is not sufficient to offset the Contract's expense deductions.

--------
(1) Available only to Contracts issued in California and only during the right to review period (see "V. Description of the Contract - Other Contract Provisions - Right to Review" for additional information).

VOTING INTEREST

You instruct us how to vote Portfolio shares.

We will vote Portfolio shares held in a Separate Account at any Portfolio shareholder meeting in accordance with timely voting instructions received from the persons having the voting interest under the Contract. We will determine the number of Portfolio shares for which voting instructions may be given not more than 90 days prior to the meeting. We will arrange for voting materials to be distributed to each person having the voting interest under the Contract together with appropriate forms for giving voting instructions. We will vote all Portfolio shares that we hold (including our own shares and those we hold in a Separate Account for Contract Owners) in proportion to the instructions so received. One effect of this proportional voting is that a small number of Contract Owners can determine the outcome of a vote.

During the Accumulation Period, the Contract Owner has the voting interest under a Contract. We determine the number of votes for each Portfolio for which voting instructions may be given by dividing the value of the Investment Account corresponding to the Subaccount in which such Portfolio shares are held by the net asset value per share of that Portfolio.

During the Pay-out Period, the Annuitant has the voting interest under a Contract. We determine the number of votes as to each Portfolio for which voting instructions may be given by dividing the reserve for the Contract allocated to the Subaccount in which such Portfolio shares are held by the net asset value per share of that Portfolio. Generally, the number of votes tends to decrease as annuity payments progress since the amount of reserves attributable to a Contract will usually decrease after commencement of annuity payments.

We reserve the right to make any changes in the voting rights described above that may be permitted by the federal securities laws, regulations, or interpretations thereof.

                         V. Description of the Contract

ELIGIBLE PLANS

The Contract may be used to fund plans qualifying for special income tax treatment under the Code, such as individual retirement accounts and annuities, pension and profit-sharing plans for corporations and sole proprietorships/partnerships ("H.R. 10" and "Keogh" plans), and state and local government deferred compensation plans (see Appendix A: "Qualified Plan Types," or you may request a copy of the SAI). We also designed the Contract so that it may be used with nonqualified retirement plans, such as payroll savings plans and such other groups (with or without a trustee), and other individually owned nonqualified contracts, as may be eligible under applicable law.

If you are considering purchasing a Contract for use in connection with a Qualified Plan, you should consider, in evaluating the suitability of the Contract, that:

     - the Contract was not designed to hold both Roth and non-Roth accounts; we do not separately account for any part of any Purchase Payments, Contract Value or any Annuity Payments as attributable to both a Roth Account and a non-Roth account, even if permitted in your Qualified Plan, and that you or your plan administrator will be responsible for any tax related accounting required by such a split;

     - any transfer of Contract Value from a Contract used to fund a non-Roth account to a Roth account permitted in your Qualified Plan (or from a Contract used to fund a Roth account to a non-Roth account) may incur withdrawal charges; and

     - the Contract was not designed to fund a comingled account for multiple participants in a Qualified Plan.

Please see "VIII. Federal Tax Matters - Qualified Contracts" for additional information about the use of the Contract in connection with Qualified Plans.

ELIGIBILITY RESTRICTION - SECTION 403(B) QUALIFIED PLANS. We currently are not offering this Contract for use in a retirement plan intended to qualify as a
Section 403(b) Qualified Plan.

ACCUMULATION PERIOD PROVISIONS

We may impose restrictions on your ability to make initial and Additional Purchase Payments.

Purchase Payments

You may make Purchase Payments to us at our Annuities Service Center at any time. The minimum initial Purchase Payment is $5,000 for Nonqualified Contracts and $2,000 for Qualified Contracts. Additional Purchase Payments must be at least $30. All Purchase Payments must be in U.S. dollars. We may provide for Purchase Payments to be automatically withdrawn from your bank account on a periodic basis. If a Purchase Payment would cause your contract values in this Contract plus any other variable annuity contracts with the same Owner or Annuitant, issued by us or our affiliates (your "total contract values"), to exceed $1 million, or if your total contract values already exceed $1 million, you must obtain our approval in order to make the Purchase Payment. Additionally, we reserve the right to limit or refuse any Additional Purchase Payments after the first Contract Year. There may be additional restrictions on Purchase Payments if you purchase an Income Plus For Life(R) 12.11 Series Rider. See "VI. Optional Benefits - Restrictions on Additional Purchase Payments."

For the year that you become age 70 1/2 and for any subsequent years, if we issue your Contract in connection with an IRA, we will only accept a Purchase Payment intended to qualify as a "rollover contribution."

We make a sales charge against your Purchase Payments. The sales charge is a percentage of your Purchase Payment. The percentage applied against your Purchase Payment is based on your Cumulative Value.

Your Cumulative Value is defined as the sum of:

     (1) the current Purchase Payment and, if making an Additional Purchase Payment,

     (2)  the greater of:

          (a)  your Contract Value, or

          (b)  the sum of all prior Purchase Payments minus any withdrawals.

John Hancock USA may reduce or eliminate the minimum initial Purchase Payment requirement, upon your request and as permitted by state law, in the following circumstances:

     - You purchase your Contract through an exchange under section 1035 of the Code or a Qualified Plan transfer from an existing contract(s) issued by another carrier(s) AND at the time of application, the value of your existing contract(s) meets or exceeds the applicable minimum initial Purchase Payment requirement AND prior to our receipt of such section 1035 or Qualified Plan monies, the value drops below the applicable minimum initial Purchase Payment requirement due to market conditions.

     - You purchase more than one new Contract and such Contracts cannot be combined AND the average initial Purchase Payments for these new Contracts is equal to or greater than $50,000.

     - You and your spouse each purchase at least one new Contract AND the average initial Purchase Payments for the new Contract(s) is equal to or greater than $50,000.

     - You purchase multiple Contracts issued in conjunction with a written retirement savings plan (either qualified or non-qualified), for the benefit of plan participants AND the Annuitant under each Contract is a plan participant AND the average initial Purchase Payment for these new Contracts is equal to or greater than $50,000.

     - You purchase a new Qualified Contract under an already existing qualified retirement plan AND the plan currently owns one or more Qualified contracts issued by us prior to June 1, 2004.

If permitted by state law (not applicable in New York), we may cancel a Contract at the end of any TWO consecutive Contract Years in which no Purchase Payments have been made, if both:

     - the total Purchase Payments made over the life of the Contract, less any withdrawals, are less than $2,000; and

     - the Contract Value at the end of such two-year period is less than $2,000.

As a matter of administrative practice, the respective Company will attempt to notify you prior to any such cancellation in order to allow you to make the necessary Additional Purchase Payment to keep your Contract in force. The cancellation of Contract provisions may vary in certain states to comply with the requirements of insurance laws and regulations in such states. If we cancel your Contract, we will pay you the Contract Value computed as of the period from one Business Day to the next (the "valuation period") during which the cancellation occurs. The amount paid will be treated as a withdrawal for federal tax purposes and thus may be subject to income tax and to a 10% penalty tax (see "VIII. Federal Tax Matters").

You designate how your Net Purchase Payments are to be allocated among the Investment Options. You may change the allocation of Additional Purchase Payments at any time by notifying us in writing (or by telephone or electronically if you comply with our telephone or electronic transaction procedures described in "Telephone and Electronic Transactions" in this section, below).

Accumulation Units

During the Accumulation Period, we establish an Investment Account for you for each Variable Investment Option to which you allocate a portion of your Contract Value, and for the Bond PS Subaccount when we transfer Contract Value into that Subaccount. We credit amounts to those Investment Accounts in the form of "accumulation units" to measure the value of the variable portion of your Contract during the Accumulation Period. We calculate and credit the number of accumulation units in each of your Contract's Investment Accounts by dividing
(i) the amount allocated to that Investment Account by (ii) the value of an accumulation unit for that Investment Account we next compute after a purchase transaction is complete.

We will usually credit initial Purchase Payments received by mail or wire transfer on the Business Day on which they are received in Good Order at our Annuities Service Center, and no later than two Business Days after our receipt of all information necessary for issuing the Contract. We will inform you of any deficiencies preventing processing if your Contract cannot be issued. If the deficiencies are not remedied within five Business Days after receipt of your initial Purchase Payment, we will return your Purchase Payment promptly, unless you specifically consent to our retaining your Purchase Payment until all necessary information is received. We will credit Purchase Payments received by wire transfer from broker-dealers on the Business Day received by us if the broker-dealers have made special arrangements with us.

We will deduct accumulation units based on the value of an accumulation unit we next compute each time you make a withdrawal or transfer amounts from an Investment Option, and when we deduct certain Contract charges, pay death benefit proceeds, transfer amounts to or from the Bond PS Subaccount, or apply amounts to an Annuity Option.

We measure the value of an Investment Account in accumulation units, which vary in value with the performance of the underlying Portfolio.

Value of Accumulation Units

The value of your accumulation units will vary from one Business Day to the next depending upon the investment results of the Investment Options holding Contract assets. We arbitrarily set the value of an accumulation unit for each Subaccount on the first Business Day the Subaccount was established. We determine the value of an accumulation unit for any subsequent Business Day by multiplying (i) the value of an accumulation unit for the immediately preceding Business Day by (ii) the "net investment factor" for that Subaccount (described below) for the Business Day on which the value is being determined. We value accumulation units as of the end of each Business Day. We deem a Business Day to end, for these purposes, at the time a Portfolio determines the net asset value of its shares.


We will use a Portfolio share's net asset value at the end of a Business Day to determine accumulation unit value for a Purchase Payment, withdrawal or transfer transaction only if:

     - your Purchase Payment transaction is complete before the close of daytime trading on the New York Stock Exchange (usually 4:00 p.m. Eastern Time) for that Business Day;

     - we receive your request for a withdrawal or transfer of Contract Value at the Annuities Service Center before the close of daytime trading on the New York Stock Exchange for that Business Day; or

     - the transfer of Contract Value is an "automated transaction" scheduled for that Business Day under the Portfolio Stabilization Process.

AUTOMATED TRANSACTIONS. Automated transactions include transfers under Dollar Cost Averaging and the Asset Rebalancing program, pre-scheduled withdrawals or Purchase Payments, Required Minimum Distributions, substantially equal periodic payments under section 72(t) or 72(q) of the Code, transfers of Contract Value under the IPFL 12.11 Series Riders' Portfolio Stabilization Process, and annuity payments. Automated transactions are processed and valued as of the date they are scheduled, unless the scheduled day is not a Business Day. In that case, the transaction will be processed and valued on the next Business Day unless, with respect to Required Minimum Distributions, substantially equal periodic payments under section 72(t) or 72(q) of the Code, and annuity payments only, the next Business Day falls in the subsequent calendar year, in which case the transaction will be processed and valued on the prior Business Day. Please see the SAI for more information on processing automated transactions.

Net Investment Factor

The net investment factor is an index used to measure the investment performance of a Subaccount over a valuation period. The net investment factor may be greater, less than or equal to one; therefore, the value of an accumulation unit may increase, decrease or remain the same. We determine the net investment factor for each Subaccount for any valuation period by dividing (a) by (b) and subtracting (c) from the result, where:

     (a) is the net asset value per share of a Portfolio share held in the Subaccount determined at the end of the current valuation period, plus any dividends and distributions received per share during the current valuation period;

     (b) is the net asset value per share of a Portfolio share held in the Subaccount determined as of the end of the immediately preceding valuation period; and

     (c) is a factor representing the charges deducted from the Subaccount on a daily basis for Annual Separate Account Expenses.

Allocations Among Investment Options

You may invest your Net Purchase Payments and Contract Value only in the Investment Options we make available.

CONTRACTS PURCHASED WITH AN IPFL 12.11 SERIES RIDER. Please see "VI. Optional Benefits - Features of Income Plus for Life(R) 12.11 Series Riders" for information on permitted Investment Options under Contracts purchased with an IPFL 12.11 Series Rider. If you purchase a Contract with an IPFL 12.11 Series Rider, we will use a non-discretionary, systematic mathematical process, the "Portfolio Stabilization Process," to make automatic transfers of Contract Value to and from the Bond PS Subaccount. We describe the Portfolio Stabilization Process in more detail in "VI. Optional Benefits" in this Prospectus, and in the SAI.

You may transfer between Investment Options on any date subject to our restrictions on frequent trading. You may take withdrawals only in accordance with our default procedures; you may not specify the Investment Option from which you wish to make a withdrawal. We will allocate Additional Purchase Payments in accordance with your instructions, subject to the restrictions described herein. All Investment Options may not be available through all distribution partners.

CONTRACTS PURCHASED WITHOUT AN IPFL 12.11 SERIES RIDER. If you purchase a Contract without an IPFL 12.11 Series Rider, you must invest 100% of your Contract Value among the currently available Investment Options (see "Available Investment Options" below).

YOU SHOULD CONSULT WITH YOUR FINANCIAL ADVISOR TO ASSIST YOU IN DETERMINING WHICH AVAILABLE INVESTMENT OPTION IS BEST SUITED FOR YOUR FINANCIAL NEEDS AND RISK TOLERANCE.

Available Investment Options. If you purchase a Contract without an Income Plus For Life(R) 12.11 Series Rider, we restrict the Investment Options to which you may allocate your Contract Value. These Investment Options invest in the following Portfolios:

     -    Lifestyle Balanced Trust

     -    Lifestyle Conservative Trust

     -    Lifestyle Growth Trust

     -    Lifestyle Moderate Trust

     -    Ultra Short Term Bond Trust

You may allocate your Contract Value to any combination of these Investment Options and you may also use our DCA program from any other selected Source Fund, or any available DCA Fixed Investment Option in connection with your selected Investment Options.

WE RESERVE THE RIGHT TO RESTRICT INVESTMENT OPTIONS IN YOUR INVESTMENT ACCOUNT AT ANY TIME. If we restrict an Investment Option, you may not be able to transfer or allocate Contract Value or Purchase Payments to the restricted Investment Option after the date of the restriction. Any amounts you allocated to an Investment Option before we imposed restrictions will not be affected by such restrictions as long as it remains in that Investment Option.

FOR MORE INFORMATION REGARDING THESE PORTFOLIOS, INCLUDING INFORMATION RELATING TO THEIR INVESTMENT OBJECTIVES, POLICIES AND RESTRICTIONS, AND THE RISKS OF INVESTING IN SUCH PORTFOLIOS, PLEASE SEE "IV. GENERAL INFORMATION ABOUT US, THE SEPARATE ACCOUNTS AND THE PORTFOLIOS" AS WELL AS THE PROSPECTUSES FOR THE APPLICABLE PORTFOLIOS. YOU CAN OBTAIN A COPY OF THE PORTFOLIOS' PROSPECTUSES BY CONTACTING THE ANNUITIES SERVICE CENTER SHOWN ON PAGE II OF THIS PROSPECTUS. YOU SHOULD READ EACH PORTFOLIO'S PROSPECTUS CAREFULLY BEFORE INVESTING IN A CORRESPONDING VARIABLE INVESTMENT OPTION.

Transfers You May Make Among Investment Options

During the Accumulation Period, you may transfer amounts among the Variable Investment Options, subject to the frequent trading restrictions set forth below.

You may make a transfer by providing written notice to us, by telephone or by other electronic means that we may provide through the Internet (see "Telephone and Electronic Transactions," below). We will cancel accumulation units from the Investment Account from which you transfer amounts and we will credit accumulation units to the Investment Account to which you transfer amounts. Your Contract Value on the date of the transfer will not be affected by a transfer. We reserve the right to require your transfers to be at least $300 or, if less, the entire value of the Investment Account. If after the transfer the amount remaining in the Investment Account is less than $100, then we may transfer the entire amount instead of the requested amount.

Currently, we do not impose a charge for transfer requests. The first twelve transfers in a Contract Year are free of any transfer charge. For each additional transfer in a Contract Year, we do not currently assess a charge but we reserve the right (to the extent permitted by your Contract) to assess a reasonable charge (not to exceed the lesser of $25 or 2% of the amount transferred) to reimburse us for the expenses of processing transfers.

Investment options in variable annuity and variable life insurance products can be a target for abusive transfer activity because these products value their investment options on a daily basis and allow transfers among investment options without immediate tax consequences. As a result, some investors may seek to frequently transfer into and out of variable investment options in reaction to market news or to exploit some perceived pricing inefficiency. Whatever the reason, frequent transfer activity can harm long-term investors in a variable investment option since such activity may expose a variable investment option's underlying portfolio to increased portfolio transaction costs and/or disrupt the portfolio manager's ability to effectively manage a portfolio in accordance with its investment objective and policies, both of which may result in dilution with respect to interests held for long-term investment.

We have adopted a policy and procedures to restrict frequent transfers of Contract Value among Variable Investment Options.

To discourage disruptive frequent trading activity, we have adopted a policy for each Separate Account to restrict transfers you make to two per calendar month per Contract, with certain exceptions, and have established procedures to count the number of transfers made under a Contract. Under the current procedures of the Separate Accounts, we count all transfers made during each Business Day as a SINGLE transfer. We do NOT count: (a) scheduled transfers made pursuant to our Dollar Cost Averaging program or our Asset Rebalancing program, (b) automatic transfers to or from the Bond PS Subaccount under the Portfolio Stabilization Process; (c) transfers made within a prescribed period before and after a substitution of underlying Portfolios and (d) transfers made during the Pay-out Period (these transfers are subject to a 30-day notice requirement, however, as described below in "Pay-out Period Provisions - Transfers During Pay-out Period"). Under each Separate Account's policy and procedures, a Contract Owner may transfer to the Ultra Short Term Bond Investment Option even if the Contract Owner reaches the two-transfer-per-month limit, as long as 100% of the Contract Value in all Variable Investment Options is transferred to the Ultra Short Term Bond Investment Option. If such a transfer to the Ultra Short Term Bond Investment Option is made, for a 30-calendar day period after such transfer a Contract Owner may not make any subsequent transfers from the Ultra Short Term Bond Investment Option to another Variable Investment Option. We apply each Separate Account's policy and procedures uniformly to all Contract Owners.

We reserve the right to take other actions to restrict trading, including, but not limited to:

     -    restricting the number of transfers made during a defined period;

     -    restricting the dollar amount of transfers;

     - restricting the method used to submit transfers (e.g., requiring transfer requests to be submitted in writing via U.S. mail); and

     -    restricting transfers into and out of certain Subaccount(s).

In addition, we reserve the right to defer a transfer at any time we are unable to purchase or redeem shares of the Portfolios (see "Withdrawals" in this section, below, for details on when suspensions of redemptions may be permissible). We also reserve the right to modify or terminate the transfer privilege at any time (to the extent permitted by applicable law).

In addition to the transfer restrictions that we impose, the John Hancock Variable Insurance Trust also has adopted policies under Rule 22c-2 of the 1940 Act to detect and deter abusive short-term trading. Accordingly, a Portfolio may require us to impose trading restrictions if it discovers violations of its frequent short-term trading policy. We will provide tax identification numbers and other Contract Owner transaction information to John Hancock Variable Insurance Trust upon request, which it may use to identify any pattern or frequency of activity that violates its short-term trading policy.

While we seek to identify and prevent disruptive frequent trading activity, it is not always possible to do so. Therefore, we cannot provide assurance that the restrictions we impose will be successful in restricting disruptive frequent trading activity and avoiding harm to long-term investors.

Automatic Transfers Under IPFL 12.11 Series Riders

If you purchase a Contract with an IPFL 12.11 Series Rider, we will use a non-discretionary, systematic mathematical process, the "Portfolio Stabilization Process," to transfer Contract Value to and from the Bond PS Subaccount. We describe the Portfolio Stabilization Process in more detail in "VI. Optional Benefits" in this Prospectus, and in the SAI.

We permit you to make certain types of transactions by telephone or electronically through the Internet.

Telephone and Electronic Transactions

When you purchase a Contract, we will automatically permit you to request transfers and withdrawals by telephone. We also encourage you to access information about your Contract, request transfers and perform some transactions electronically through the Internet. We encourage you to register for electronic delivery of your transaction confirmations, and we will waive the $50 annual Contract fee if you are registered. Please contact the John Hancock Annuities Service Center at the applicable telephone number or Internet address shown on page ii of this Prospectus for more information on electronic transactions.

To access information and perform electronic transactions through our website, we require you to create an account with a username and password, and to maintain a valid e-mail address. You may also authorize other people to make certain transaction requests by telephone or electronically through the Internet by sending us instructions in a form acceptable to us. If you register for electronic delivery, we keep your personal information confidential and secure, and we do not share this information with outside marketing agencies.

We will not be liable for following instructions communicated by telephone or electronically that we reasonably believe to be genuine. We will employ reasonable procedures to confirm that instructions we receive are genuine. Our procedures require you to provide information to verify your identity when you call us and we will record all conversations with you. When someone contacts us by telephone and follows our procedures, we will assume that you are authorizing us to act upon those instructions. For electronic transactions through the Internet, you will need to provide your username and password. You are responsible for keeping your password confidential and must notify us of:

     -    any loss or theft of your password; or

     -    any unauthorized use of your password.

We may be liable for any losses due to unauthorized or fraudulent instructions only where we fail to employ our procedures properly.

All transaction instructions we receive by telephone or electronically will be followed by either a hardcopy or electronic delivery of a transaction confirmation. Transaction instructions we receive by telephone or electronically before the close of any Business Day will usually be effective at the end of that day. Your ability to access or transact business electronically may be limited due to circumstances beyond our control, such as system outages, or during periods when our telephone lines or our website may be busy. We may, for example, experience unusual volume during periods of substantial market change.

We may suspend, modify or terminate our telephone or electronic transaction procedures at any time. We may, for example, impose limits on the maximum Withdrawal Amount available to you through a telephone transaction. Also, as stated earlier in this Prospectus, we have imposed restrictions on transfers and reserve the right to take other actions to restrict trading, including the right to restrict the method used to submit transfers (e.g., by requiring transfer requests to be submitted in writing via U.S. mail). We also reserve the right to suspend or terminate the transfer privilege altogether with respect to anyone who we feel is abusing the privilege to the detriment of others.

We make available Dollar Cost Averaging and Asset Rebalancing programs.

Special Transfer Services - Dollar Cost Averaging

We administer a Dollar Cost Averaging ("DCA") program. If you enter into a DCA agreement, you may elect, at no cost, to automatically transfer on a monthly basis a predetermined dollar amount from any Variable Investment Option, or from a DCA Fixed Investment Option we permit for this purpose (the "DCA Source Investment Option"), to other Variable Investment Options (the "Destination Investment Options") until the amount in the DCA Source Investment Option is exhausted. You may allocate only Net Purchase Payments (and not existing Contract Values) to the DCA Fixed Investment Option. If you elect the DCA Fixed Investment Option, we will credit the amounts allocated to this option with interest at the guaranteed interest rate in effect on the date of such allocation.

You may make Additional Purchase Payments (if otherwise allowable) while you are enrolled in a DCA program. If you do not provide us with express written allocation instructions for these Additional Purchase Payments, no amount will be allocated into your DCA Source Investment Option. Instead, the Net Purchase Payment amount will be allocated among the Destination Investment Options according to the allocation you selected upon enrollment in the DCA program.

From time to time, we may offer special DCA programs where the rate of interest credited to a DCA Fixed Investment Option exceeds our actual earnings on the supporting assets, less appropriate risk and expense adjustments. In such cases, we will recover any amounts we credit to your account in excess of amounts earned by us on the assets in the General Account from existing charges described in your Contract. Your Contract charges will not increase as a result of electing to participate in any special DCA program.

If the interest rate guaranteed for the DCA program is stated as an annual figure, you should be aware that the actual effective yield will be substantially lower than the stated rate, based on your DCA account balance diminishing through monthly transfers. For example, a deposit of $100,000 into a 12 month DCA account at a stated annual rate of 7% with transfers beginning immediately will yield $3,130.07 (or 3.13%) in interest rather than $7,000 (7%) at the end of the year. A deposit of $100,000 into a 6 month DCA account at a stated annual rate of 5% with transfers beginning immediately will yield $1,019.21 (or 1.02%) in interest rather than $5,000 (5%) at the end of the year.

The DCA program allows investments to be made in equal installments over time in an effort to reduce the risk posed by market fluctuations. Therefore, you may achieve a lower purchase price over the long-term by purchasing more accumulation units of a particular Subaccount when the unit value is low, and less when the unit value is high. However, the DCA program does not guarantee profits or prevent losses in a declining market and requires regular investment regardless of fluctuating price levels. In addition, the DCA program does not protect you from market fluctuations in your DCA Source Investment Option. If you are interested in the DCA program, you may elect to participate in the program on the appropriate application or you may obtain a separate authorization form and full information concerning the program and its restrictions from your financial advisor or our Annuities Service Center. You may elect out of the DCA program at any time. There is no charge for participation in the DCA program.

IMPACT OF AUTOMATIC TRANSFERS UNDER AN IPFL 12.11 SERIES RIDER. If you purchase a Contract with an IPFL 12.11 Series Rider, we will use the Portfolio Stabilization Process to determine if any Contract Value will be transferred to or from the Bond PS Subaccount. THE PORTFOLIO STABILIZATION PROCESS MAY RESULT IN LIMITING YOUR ABILITY TO ACHIEVE THE DESIRED BENEFIT OF THE DCA PROGRAMS. Although we will process a daily transaction under the DCA program before we process a transaction under the Portfolio Stabilization Process, you may experience:

     (i) greater redemptions of accumulation units of a particular Investment Option when the unit value is low;

     (ii) greater purchases of accumulation units of a particular Investment Option when the unit value is high; and

     (iii) less time, and different amounts, invested in a particular Investment Option than you initially intended.

We describe the Portfolio Stabilization Process in more detail in "VI. Optional Benefits" and in the SAI.

You should consult with your financial advisor to assist you in determining whether the DCA program and your DCA Source Investment Option selection are suited for your financial needs and investment risk tolerance.

Special Transfer Services - Asset Rebalancing Program

We administer an Asset Rebalancing program which enables you to specify the allocation percentage levels you would like to maintain in particular Investment Options. We will automatically rebalance your Contract Value pursuant to the schedule described below to maintain the indicated percentages by transfers among the Investment Options. (DCA Fixed Investment Options are not eligible for participation in the Asset Rebalancing program.) You must include your entire value in the Variable Investment Options in the Asset Rebalancing program. Other investment programs, such as the DCA program, or other transfers or withdrawals may not work in concert with the Asset Rebalancing program. Therefore, you should monitor your use of these other programs and any other transfers or withdrawals while the Asset Rebalancing program is being used. If you are interested in the Asset Rebalancing program, you may obtain a separate authorization form and full information concerning the program and its restrictions from your financial advisor or our Annuities Service Center. There is no charge for participation in the Asset Rebalancing program.

We will permit asset rebalancing only on the following time schedules:

     - quarterly on the 25th day of the last month of the calendar quarter (or the next Business Day if the 25th is not a Business Day);

     - semi-annually on June 25th and December 26th (or the next Business Day if these dates are not Business Days); or

     - annually on December 26th (or the next Business Day if December 26th is not a Business Day).

IMPACT OF AUTOMATIC TRANSFERS UNDER AN IPFL 12.11 SERIES RIDER. If you purchase a Contract with an IPFL 12.11 Series Rider, we will use the Portfolio Stabilization Process to determine if any Contract Value will be transferred to or from the Bond PS Subaccount. THE PORTFOLIO STABILIZATION PROCESS IS NOT DESIGNED TO MAINTAIN CONTRACT VALUE AMONG INVESTMENT OPTIONS IN
YOUR INDICATED PERCENTAGES. IT MAY RESULT IN LIMITING YOUR ABILITY TO ACHIEVE THE DESIRED BENEFIT OF THE ASSET REBALANCING PROGRAM. Although we will process a scheduled transaction under the Asset Rebalancing program before we process a transaction under the Portfolio Stabilization Process, you may experience:

     (i) transfers on a scheduled asset rebalancing date that do not match your indicated percentages;

     (ii) transfers to and from a particular Investment Option between scheduled asset rebalancing dates; and

     (iii) gains and losses between scheduled asset rebalancing dates for a particular Investment Option that do not reflect the investment of your indicated percentage of Contract Value in the Investment Option for the entire period.

We describe the Portfolio Stabilization Process in more detail in "VI. Optional Benefits" in this Prospectus, and in the SAI.

You should consult with your financial professional to assist you in deciding whether the Asset Rebalancing program is suited for your financial needs and investment risk tolerance, and in determining appropriate percentages for each Investment Option you select.

You may withdraw all or a portion of your Contract Value, but you may incur tax liability as a result.

Withdrawals

During the Accumulation Period, you may withdraw all or a portion of your Contract Value upon written request (complete with all necessary information) to our Annuities Service Center. You may make withdrawals by telephone as described above under "Telephone and Electronic Transactions." For certain Qualified Contracts, exercise of the withdrawal right may require the consent of the Qualified Plan participant's spouse under the Code. In the case of a total withdrawal, we will pay the Contract Value as of the date of receipt of the request, complete with all necessary information, at our Annuities Service Center, minus any applicable Rider charge, administrative fee, or tax. We will then cancel the Contract. In the case of a partial withdrawal, we will pay the amount requested, reduced by any applicable Rider charge, administrative fee, or amount withheld for taxes, and cancel accumulation units credited to each Investment Account equal in value to the amount withdrawn from that Investment Account .

We will take your Withdrawal Amount proportionally from all of your Variable Investment Options if you own a Contract with an IPFL 12.11 Series Rider (in which case the Withdrawal Amount will include deductions for any Contract Value in the Bond PS Subaccount).

When making a withdrawal from a Contract without an IPFL 12.11 Series Rider, you may specify the Investment Options from which the withdrawal is to be made. The amount you request from an Investment Option may not exceed the value of that Investment Option. If you do not specify the Investment Options from which a withdrawal is to be taken, we will take the withdrawal proportionally from all of your Variable Investment Options until exhausted. We will then take from any DCA Fixed Investment Option, beginning with the shortest remaining guarantee period first and ending with the longest remaining guarantee period last.

There is no limit on the frequency of withdrawals; however, the amount withdrawn must be at least $300 or, if less, the entire balance in the Investment Option. If after the withdrawal the amount remaining in the Investment Option is less than $100, we generally treat the withdrawal as a withdrawal of the entire amount held in the Investment Option. If the amount withdrawn would reduce the Contract Value to less than $1,000, we generally treat the withdrawal as a total withdrawal of the Contract Value. We currently enforce these Contract minimum restrictions only for Venture(R) Opportunity A-Series variable annuity Contracts that do not have an Income Plus For Life(R) 12.11 Series Rider. We reserve the right to enforce these restrictions for other Contracts in the future.

We do not permit you to apply any amount less than your entire Contract Value to the Annuity Options available under your Contract. If you want to use a part of your Contract Value to purchase an immediate annuity contract, you must make a withdrawal request.

We will pay the amount of any withdrawal from the Variable Investment Options promptly, and in any event within seven days of receipt of the request, complete with all necessary information, at our Annuities Service Center. We reserve the right to defer the right of withdrawal or postpone payments for any period when:

     - the New York Stock Exchange is closed (other than customary weekend and holiday closings);

     -    trading on the New York Stock Exchange is restricted;

     - an emergency exists as determined by the SEC, as a result of which disposal of securities held in the Separate Accounts is not reasonably practicable or it is not reasonably practicable to determine the value of the Separate Accounts' net assets;

     - pursuant to SEC rules, the Money Market Subaccount suspends payment of redemption proceeds in connection with a liquidation of the underlying Portfolio; or

     - the SEC, by order, so permits for the protection of security holders; provided that applicable rules and regulations of the SEC shall govern as to whether trading is restricted or an emergency exists.

IMPACT OF DIVORCE. In the event that you and your spouse become divorced after you purchase a Contract, we will treat any request to reduce or divide benefits under a Contract as a request for a withdrawal of Contract Value. The transaction may be subject to any applicable tax. Also, for Contracts issued with an optional Income Plus For Life(R) 12.11 Series Rider, your guarantee may be reduced. If you determine to divide a Contract with an optional benefit Rider, we will permit you to continue the existing Rider under one, but not both, resulting Contracts. We will also permit the Owner of the other Contract to purchase any optional benefit Rider then available.

TAX CONSIDERATIONS. Withdrawals from the Contract may be subject to income tax and a 10% penalty tax (see "VIII. Federal Tax Matters" and the section titled "Qualified Plan Types" in the SAI).

Signature Guarantee Requirements for Surrenders and Withdrawals
(Not applicable to Contracts issued in New Jersey)

We may require that you provide a signature guarantee on a surrender or withdrawal request in the following circumstances:

     - you are requesting that we mail the amount withdrawn to an alternate address; or

     - you have changed your address within 30 days of the withdrawal request; or

     - you are requesting a withdrawal in the amount of $250,000 or greater.

We must receive the original signature guarantee on your withdrawal request. We will not accept copies or faxes of a signature guarantee. You may obtain a signature guarantee at most banks, financial institutions or credit unions. A notarized signature is not the same as a signature guarantee and will not satisfy this requirement. There may be circumstances, of which we are not presently aware, in which we would not impose a signature guarantee on a surrender or withdrawal as described above.

You may make systematic withdrawals.

Special Withdrawal Services - The Systematic Withdrawal Program

We administer a Systematic Withdrawal Program ("SWP") which permits you to pre-authorize a periodic exercise of the Contractual withdrawal rights described above. After entering into a SWP agreement, you may instruct us to withdraw a level dollar amount from specified Investment Options on a periodic basis. We limit the total of SWP withdrawals in a Contract Year to not more than 10% of the Purchase Payments made. The SWP is not available to Contracts participating in the DCA program or for which Purchase Payments are being automatically deducted from a bank account on a periodic basis. We reserve the right to suspend your ability to make Additional Purchase Payments while you are enrolled in a SWP. SWP withdrawals, like other withdrawals, may be subject to income tax and a 10% penalty tax. If you are interested in a SWP, you may obtain a separate authorization form and full information concerning the program and its restrictions from your financial advisor or our Annuities Service Center. There is no charge for participation in the SWP program.

Special Withdrawal Services - The Income Made Easy Program

Our Income Made Easy Program provides you with an automatic way to access guaranteed withdrawal amounts if you purchase a Contract with an IPFL 12.11 Series Rider. There is no charge for participation in this program. Please read "VI. Optional Benefits - Withdrawals, Distributions and Settlements - Pre-authorized Withdrawals - The Income Made Easy Program," for more information.

If you die during the Accumulation Period, your Beneficiary will receive a death benefit that could exceed your Contract Value.

Death Benefit During Accumulation Period

The Contracts described in this Prospectus provide for the distribution of a death benefit before the Annuity Commencement Date.

AMOUNT OF DEATH BENEFIT. The death benefit payable under the Contract will be the greater of:

     -   the Contract Value; or

     - the "Guaranteed Minimum Death Benefit," i.e., the sum of all Purchase Payments made, less any amounts deducted in connection with withdrawals.

The death benefit is reduced in connection with withdrawals on a pro rata basis, by an amount equal to (i) multiplied by (ii) where:

     (i)  is equal to the death benefit prior to the withdrawal; and

     (ii) is equal to the amount of the withdrawal divided by the Contract Value prior to the withdrawal.

If you purchase a Contract with an Income Plus for Life(R) 12.11 Series Rider, however, we will reduce the death benefit on a dollar for dollar basis for any withdrawals you make after the Lifetime Income Date until the total amount of withdrawals during a Contract Year equal the Lifetime Income Amount. Once your withdrawals exceed the Lifetime Income Amount, we will reduce the death benefit on a pro rata basis.

If you die during the Settlement Phase under an optional Income Plus For Life(R)
12.11 Series Rider, however, the death benefit will be the amount, if any, then payable under that Rider. Please read "VI. Optional Benefits" for more information.

PAYMENT OF DEATH BENEFIT. The determination of the death benefit will be made on the date we receive written notice and "proof of death" as well as all required claims forms in Good Order from all Beneficiaries at our Annuities Service Center. No one is entitled to the death benefit until this time. Proof of death occurs when we receive one of the following at our Annuities Service Center:

     -    a certified copy of a death certificate; or

     - a certified copy of a decree of a court of competent jurisdiction as to the finding of death; or

     -    any other proof satisfactory to us.

DISTRIBUTION OF DEATH BENEFIT. The following discussion applies principally to distribution of death benefits upon the death of an Owner under Contracts that are not issued in connection with Qualified Plans, i.e., Nonqualified Contracts. Tax law requirements applicable to Qualified Plans, including IRAs, and the tax treatment of amounts held and distributed under such plans, are quite complex. Accordingly, if your Contract is used in connection with a Qualified Plan, you should seek competent legal and tax advice regarding requirements governing the distribution of benefits, including death benefits, under the plan. In particular, if you intend to use the Contract in connection with a Qualified Plan, including an IRA, you and your advisor should consider that there is some uncertainty as to the income tax effects of the death benefit on Qualified Plans, including IRAs (see "VIII. Federal Tax Matters" and the section titled "Qualified Plan Types" in the SAI).

In designating Beneficiaries you may impose restrictions on the timing and manner of payment of death benefits. The description of death benefits in this Prospectus does not reflect any of the restrictions that could be imposed, and it should be understood as describing what will happen if the Contract Owner chooses not to restrict death benefits under the Contract. If the Contract Owner imposes restrictions, those restrictions will govern payment of the death benefit to the extent permitted by the Code and by Treasury Department regulations.

We will pay the death benefit to the Beneficiary if any Contract Owner dies before the earlier of the Maturity Date or the Annuity Commencement Date. If there is a surviving Owner, that Contract Owner will be deemed to be the Beneficiary. No death benefit is payable on the death of any Annuitant, except that if any Owner is not a natural person, the death of any Annuitant will be treated as the death of an Owner. On the death of the last surviving Annuitant, the Owner, if a natural person, will become the Annuitant unless the Owner designates another person as the Annuitant.

Upon request, the death benefit proceeds may be taken in the form of a lump sum. In that case, we will pay the death benefit within seven calendar days of the date that we determine the amount of the death benefit, subject to postponement under the same circumstances for which payment of withdrawals may be postponed (see "Withdrawals" above). Beneficiaries who opt for a lump sum payout of their portion of the death benefit may choose to receive the funds either in a single check or wire transfer or in a John Hancock Safe Access Account ("JHSAA"). Similar to a checking account, the JHSAA provides the Beneficiary access to the payout funds via a checkbook, and account funds earn interest at a variable interest rate. Any interest paid may be taxable. The Beneficiary can obtain the remaining death benefit proceeds in a single sum at any time by cashing one check for the entire amount. The Beneficiary may draw a check on the JHSAA that is payable to himself/herself as well as to other persons or parties. Note, however, that a JHSAA is not a true checking account, but is solely a means of distributing the Contract's death benefit. The Beneficiary can only make withdrawals, and not deposits. The JHSAA is part of our general account; it is not a bank account and it is not insured by the FDIC or any other government agency. As part of our general account, it is subject to the claims of our creditors. We receive a benefit from all amounts left in the JHSAA.

If the Beneficiary does not choose a form of payment, or the death benefit payable upon the death of an Owner is not taken in a lump sum, the Contract will continue, subject to the following:

     -    The Beneficiary will become the Owner.

     - We will allocate any excess of the death benefit over the Contract Value to the Owner's Investment Accounts in proportion to their relative values on the date of receipt by us of due proof of the Owner's death.

     - No Additional Purchase Payments may be made (even if the Beneficiary is a surviving spouse).

     - If the deceased Owner's Beneficiary is a surviving spouse who falls within the definition of "spouse" under the federal Defense of Marriage Act (see "Other Contract Provisions - Spouse" below), he or she may continue the Contract as the new Owner without triggering adverse federal tax consequences. In such a case, the distribution rules applicable when a Contract Owner dies will apply when the spouse, as the Owner, dies. In addition, a death benefit will be paid upon the death of the spouse. For purposes of calculating the death benefit payable upon the death of the spouse (excluding any optional benefits), we will treat the death benefit paid upon the first Owner's death as a Purchase Payment to the Contract. In addition, all Purchase Payments made and all amounts deducted in connection with withdrawals prior to the date of the first Owner's death will be excluded from consideration in the determination of the spouse's death benefit.

     - If the Beneficiary is not the deceased Owner's spouse (as defined by the federal Defense of Marriage Act), distribution of the Owner's entire interest in the Contract must be made within five years of the Owner's death, or alternatively, an individual Beneficiary may take distributions as an annuity, under one of the Annuity Options described below, which begins within one year after the Owner's death and is payable over the life of the Beneficiary or over a period not extending beyond the life expectancy of the Beneficiary (see "Annuity Options" below). Note: we continue to assess the mortality and expense risks charge during this period, even though we bear only the expense risk and not any mortality risk (see "VII. Charges and Deductions - Mortality and Expense Risks Fee"). If distribution is not made within five years and the Beneficiary has not specified one of the above forms of payment, we will distribute a lump sum cash payment of the Beneficiary's portion of the death benefit. Also, if distribution is not made as an annuity, upon the death of the Beneficiary, any remaining death benefit proceeds will be distributed immediately in a single sum cash payment.

     - Alternatively, if the Contract is not a Qualified Contract, an individual Beneficiary may take distribution of the Owner's entire interest in the Contract as a series of withdrawals over the Beneficiary's life expectancy, beginning one year after the Owner's death. If this form of distribution is selected, the Beneficiary may not reduce or stop the withdrawals, but may in any year withdraw more than the required amount for that year. If life expectancy withdrawals have been selected and the initial Beneficiary dies while value remains in the Contract, a successor Beneficiary may either take a lump sum distribution of the remaining balance or continue periodic withdrawals according to the original schedule based on the initial Beneficiary's life expectancy.

We may change the way we calculate the death benefit if you add any Contract Owner. If we do, the new death benefit will equal the Contract Value as of the date of the ownership change. We will also treat the Contract Value on the date of the change as a "Purchase Payment" made on that date for any subsequent calculations of the death benefit prior to the Annuity Commencement Date, and we will not consider any Purchase Payments made and any amounts deducted in connection with withdrawals prior to the date of the ownership change in our determination of the death benefit.

If you substitute a new Contract Owner, the death benefit will be the Contract Value and the Guaranteed Minimum Death Benefit will no longer apply, with the following exceptions:

     (a) the new Owner is a guardian, a custodian or a trust established for the sole benefit of the previous Owner;

     (b) the new Owner is an individual and the previous Owner was a guardian, a custodian or a trust established for the sole benefit of that individual;

     (c) the change is from one guardian , custodian or trust established for the sole benefit of an individual to another guardian, custodian or trust established for the sole benefit of that individual; or

     (d) ownership is transferred to the Owner's spouse following the death of the Owner.

A change of Contract Owner may be a taxable event if the Owner or co-Owner before the change is an individual and the new Owner or co-Owner is not a spouse of the previous Owner (or co-Owner). You should consult with a qualified tax advisor for further information relevant to your situation.

Please see "VI. Optional Benefits" for a discussion of benefits available to Beneficiaries under the optional Annual Step-Up Death Benefit Rider.

PAY-OUT PERIOD PROVISIONS

You have a choice of several different ways of receiving annuity payments from us.

General

Generally, the Contracts contain provisions for the commencement of annuity payments to the Annuitant up to the Contract's Maturity Date (the "Annuity Commencement Date" is the first day of the Pay-out Period). The Maturity Date is the date shown on your Contract's specifications page, unless we have approved a change. For John Hancock USA Contracts, the earliest allowable Annuity Commencement Date is six months after the Contract Date. For John Hancock New York Contracts, the earliest allowable Annuity Commencement Date is one year from the Contract Date. If no date is specified, the Maturity Date is the first day of the month following the 95th birthday of the oldest Annuitant (or in New York, the later of the 90th birthday of the oldest Annuitant or the tenth Contract Anniversary) ("Default Maturity Date"). You may request a different Maturity Date (including a date later than the Default Maturity Date) at any time by written request at least one month before both the current and new Maturity Dates. Under our current administrative procedures, however, the new Maturity Date may not be later than the Default Maturity Date unless we consent otherwise.*


NOTICE OF MATURITY DATE. We will send you one or more notices at least 30 days before your scheduled Maturity Date and request that you verify information we currently have on file. If you do not choose an Annuity Option, do not make a total withdrawal of the Surrender Value, or do not ask us to change the Maturity Date, we will provide a variable Annuity Option in the form of a life annuity

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* We will deny our consent to a later Annuity Commencement Date based upon any current or future legal restrictions imposed by state laws and regulations, by regulatory authorities or by the Internal Revenue Code and the IRS. Currently, for Nonqualified Contracts, the IRS has not provided guidance with respect to a maximum date on which annuity payments must start. In the event that any future rulings, regulations, or other pronouncements by the IRS provide us with guidance, we may need to restrict your ability to change to an Annuity Commencement Date under a Nonqualified Contract which occurs when the Annuitant is at an advanced age (e.g., past age 95). You should consult with a qualified tax advisor for information about potential adverse tax consequences for such Annuity Commencement Dates. For Qualified Contracts, distributions may be required before the Annuity Commencement Date (see "VIII. Federal Tax Matters - Qualified Contracts - Required Minimum Distributions"). with monthly payments guaranteed for ten years, as described in "Annuity Options offered in the Contract" below. For Contracts with an Income Plus For Life(R) 12.11 Series Rider, we will provide a fixed Annuity Option in the form of a lifetime (or joint and survivor lifetime) income with cash refund annuity, as described in "Additional Annuity Options for Contracts with an IPFL 12.11 Series Rider" below. The Annuity Commencement Date will be the Maturity Date. However, if the Contract Value on the Annuity Commencement Date is such that a monthly payment would be less than $20, we may pay the Contract Value in one lump sum to the Annuitant. For Contracts issued in New York, if the Contract Value on the Annuity Commencement Date is less than or equal to $2,000, we may pay the Contract Value in one lump sum to the Annuitant.

Annuity Options

Annuity payments are available under the Contract on a fixed, variable, or combination fixed and variable basis. Upon purchase of the Contract, and at any time during the Accumulation Period, you may select one or more of the Annuity Options described below on a fixed and/or variable basis or choose an alternate form of payment acceptable to us. A Beneficiary may also elect to apply the Death Benefit to an Annuity Option. We apply your entire Contract Value or the Beneficiary's entire portion of the Death Benefit proceeds to the Annuity Option(s) selected. We will determine annuity payments based on the Investment Account Value of each Investment Option at the Annuity Commencement Date. You may select the frequency of annuity payments. However, if the Contract Value at the Annuity Commencement Date is such that a monthly payment would be less than $20, we may pay the Contract Value in one lump sum to the Annuitant on the Annuity Commencement Date.

United States Treasury Regulations may preclude the availability of certain Annuity Options in connection with certain Qualified Contracts. Once annuity payments commence:

     - you will no longer be permitted to make any withdrawals under the Contract;

     - you will no longer be permitted to make or receive any withdrawals under an Income Plus For Life(R) 12.11 Series Rider;

     -    we may not change the Annuity Option or the form of settlement; and

     -    your Guaranteed Minimum Death Benefit will terminate.

Please read the description of each Annuity Option carefully. In general, a non-refund life annuity provides the highest level of payments. However, because there is no guarantee that any minimum number of payments will be made, an Annuitant may receive only one payment if the Annuitant dies prior to the date the second payment is due. You may also elect annuities with payments guaranteed for a certain number of years but the amount of each payment will be lower than that available under the non-refund life Annuity Option.

ANNUITY OPTIONS OFFERED IN THE CONTRACT. The Contracts guarantee the availability of the following Annuity Options:

Option 1(a): Non-Refund Life Annuity - An annuity with payments during the lifetime of the Annuitant. No payments are due after the death of the Annuitant. Because we do not guarantee that we will make any minimum number of payments, an Annuitant may receive only one payment if the Annuitant dies prior to the date the second payment is due.

Option 1(b): Life Annuity with Payments Guaranteed for 10 Years - An annuity with payments guaranteed for 10 years and continuing thereafter during the lifetime of the Annuitant. Because we guarantee payments for 10 years, we will make annuity payments to the end of such period if the Annuitant dies prior to the end of the tenth year.

Option 2(a): Joint & Survivor Non-Refund Life Annuity - An annuity with payments during the lifetimes of the Annuitant and a designated co-Annuitant. No payments are due after the death of the last survivor of the Annuitant and co-Annuitant. Because we do not guarantee that we will make any minimum number of payments, an Annuitant or co-Annuitant may receive only one payment if the Annuitant and co-Annuitant die prior to the date the second payment is due.

Option 2(b): Joint & Survivor Life Annuity with Payments Guaranteed for 10 Years
- An annuity with payments guaranteed for 10 years and continuing thereafter during the lifetimes of the Annuitant and a designated co-Annuitant. Because we guarantee payments for 10 years, we will make annuity payments to the end of such period if both the Annuitant and the co-Annuitant die prior to the end of the tenth year.

ADDITIONAL ANNUITY OPTIONS. We currently offer the following Annuity Options which are in addition to the ones we are contractually obligated to make available. We may cease offering any of the following Annuity Options at any time and may offer other Annuity Options in the future.

Option 3: Life Annuity with Payments Guaranteed for 5, 15 or 20 Years - An annuity with payments guaranteed for 5, 15 or 20 years and continuing thereafter during the lifetime of the Annuitant. Because we guarantee payments for the specific number of years, we make annuity payments to the end of the last year of the 5-, 15- or 20-year period.

Option 4: Lifetime Annuity with Cash Refund - An annuity with payments during the lifetime of the Annuitant. After the death of the Annuitant, we will pay the Beneficiary a lump sum amount equal to the excess, if any, of the Contract Value at the election of this option over the sum of the annuity payments made under this option.

Option 5: Joint Life Annuity with Payments Guaranteed for 20 Years - An annuity with payments guaranteed for 20 years and continuing thereafter during the lifetime of the Annuitant and a designated co-Annuitant. Because we guarantee payments for the specific number of years, we make annuity payments to the end of the last year of the 20-year period if both the Annuitant and the co-Annuitant die during the 20-year period.

Option 6: Joint & Two-Thirds Survivor Non-Refund Life Annuity - An annuity with full payments during the joint lifetime of the Annuitant and a designated co-Annuitant and two-thirds payments during the lifetime of the survivor. Because we do not guarantee that we will make any minimum number of payments, an Annuitant or co-Annuitant may receive only one payment if the Annuitant and co-Annuitant die prior to the date the second payment is due.

Option 7: Period Certain Only Annuity for 10, 15 or 20 Years - An annuity with payments for a 10-, 15- or 20-year period and no payments thereafter. You may surrender all or part of your Contract for its 'Commuted Value' after the Pay-out Period has begun only if you select a variable pay-out under this Option. (See "Full Surrenders During the Pay-out Period" and "Partial Surrenders During the Pay-out Period" below.)

ADDITIONAL ANNUITY OPTIONS FOR CONTRACTS WITH AN IPFL 12.11 SERIES RIDER. We make additional Annuity Options available if you purchase a Contract with one of our Income Plus For Life(R) 12.11 Series Riders ("IPFL Alternate Annuity Options"). The applicable fixed IPFL Alternate Annuity Option for single or joint lives shown below will be provided as the default option at your Contract's Maturity Date.

IPFL Alternate Annuity Option 1: Lifetime Income Amount with Cash Refund - This Annuity Option is available if you purchase a Contract with an IPFL 12.11 Rider. Under this option, we will make annuity payments during the lifetime of the Annuitant. After the death of the Annuitant, we will pay the Beneficiary a lump sum amount equal to the excess, if any, of the Contract Value at the election of this option over the sum of the annuity payments made under this option. The annual amount of the annuity payments will equal the greater of:

     - the Lifetime Income Amount on the Annuity Commencement Date, if any, as provided by the IPFL 12.11 Rider that you purchased with your Contract; or

     - the annual amount that your Contract Value provides on a guaranteed basis under a lifetime with cash refund annuity.

IPFL Alternate Annuity Option 2: Joint & Survivor Lifetime Income Amount with Cash Refund - This Annuity Option is available if you purchase a Contract with the IPFL - Joint Life 12.11 Rider and both Covered Persons remain on the Rider at the Annuity Commencement Date. Under this option, we will make annuity payments during the joint lifetime of the co-Annuitants. After the death of the last surviving Annuitant, we will pay the Beneficiary a lump sum amount equal to the excess, if any, of the Contract Value at the election of this option over the sum of the annuity payments made under this option. The annual amount of the annuity payments will equal the greater of:

     - the Lifetime Income Amount on the Annuity Commencement Date, if any, as provided by the IPFL - Joint Life 12.11 Rider that you purchased with your Contract; or

     - the annual amount that your Contract Value provides on a guaranteed basis under a joint life with cash refund annuity.

FULL SURRENDERS DURING THE PAY-OUT PERIOD. You may surrender your Contract, after the Pay-out Period has begun, only if you have selected a variable pay-out under Option 7: Period Certain Only Annuity for 10, 15, or 20 years. Under this option, we will pay you the present value of any remaining guaranteed annuity payments ("Commuted Value") of your Contract. The Commuted Value is determined on the day we receive your written request for surrender. We determine the Commuted Value by:

     - multiplying the number of Annuity Units we currently use to determine each payment by the respective Annuity Unit value on the last payment date (see "Annuity Units and the Determination of Subsequent Variable Annuity Payments" below for a description of an Annuity Unit);

     - assuming that the net investment factor for the remainder of the guarantee period will equal the assumed interest rate of 1%, resulting in level annuity payments; and

     - calculating the present value of these payments at the assumed interest rate of 1%.

If you elect to take the entire Commuted Value of the remaining annuity payments due in the Period Certain, no future annuity payments will be made.

PARTIAL SURRENDERS DURING THE PAY-OUT PERIOD. We permit partial surrenders after the Pay-out Period has begun, only if you have selected a variable pay-out under Option 7: Period Certain Only Annuity for 10, 15, or 20 years. You may take partial surrenders of amounts equal to the Commuted Value of the payments that we would have made during the Period Certain. The Commuted Value is determined in the manner described above on the day we receive your written request for surrender.

If you elect to take only the Commuted Value of some of the remaining annuity payments due in the Period Certain, we will reduce the remaining annuity payments during the remaining Period Certain by reducing the number of Annuity Units used to determine payments (see "Annuity Units and the Determination of Subsequent Variable Annuity Payments" in this section, below, for how we determine the initial number of Annuity Units used to determine payments).
Since there will be fewer Annuity Units, your remaining payments will be reduced. The new number of Annuity Units used to determine future payments after an amount is commuted will equal A x {1 - ((B / C) / D)}, where:

     A equals the number of Annuity Units used to determine future payments before the commutation;

     B equals the dollar amount requested to be paid out as part of the commutation;

     C equals the present value of all Annuity Units to be paid out if there were no commutation, where the interest rate used to present value the Annuity Units is the assumed interest rate of 1%; and

     D equals the Annuity Unit value on the day the commutation is executed.

For example, assume that before you request a partial Commuted Value, you will receive 400 units a year for 10 years. You request $20,000 in Commuted Value. Since you are receiving those 400 units for 10 years, C equals the present value of 400 units for 10 years starting the end of this year at a rate of an assumed interest rate of 1%. This value is 3,788.52 units. Assuming the annuity unit value on the day the commutation is executed is $12.50, after the commutation you will receive 400 x {1 - (($20,000 / 3,788.52) / $12.50)} = 231.07 units a year for 10 years.

Once annuity payments begin under an Annuity Option, you will not be able to make any additional withdrawals under a Contract with an Income Plus For Life(R)
12.11 Series Rider.

FIXED ANNUITY OPTIONS. Upon death (subject to the distribution of death benefits provisions; see "Death Benefit During Accumulation Period"), withdrawal or the Maturity Date of the Contract, the proceeds may be applied to a Fixed Annuity Option.

We determine the amount of each Fixed Annuity payment by applying the portion of the proceeds (minus any applicable sales charge and premium taxes) applied to purchase the Fixed Annuity to the appropriate table in the Contract. If the table we are then using is more favorable to you, we will substitute that table. If you choose an Annuity Option that is not guaranteed in the Contract, we will use the appropriate table that we are currently offering. We guarantee the dollar amount of Fixed Annuity payments.

We do not permit you to apply any amount less than your entire Contract Value to the Annuity Options available under your Contract. If you request to use a part of your Contract Value to purchase an immediate annuity contract, we will treat the request as a withdrawal request.

Determination of Amount of the First Variable Annuity Payment

We determine the first Variable Annuity payment by applying the portion of the proceeds (minus any applicable sales charge and premium taxes) applied to purchase a Variable Annuity to the annuity tables contained in the Contract. We will determine the amount of the Contract Value as of the date not more than ten Business Days prior to the Annuity Commencement Date. We will reduce Contract Value used to determine annuity payments by any applicable sales charge and premium taxes.

The rates contained in the annuity tables vary with the Annuitant's age and the Annuity Option selected. The longer the life expectancy of the Annuitant under any life Annuity Option or the longer the period for which payments are guaranteed under the option, the smaller the amount of the first monthly Variable Annuity payment will be.

Annuity Units and the Determination of Subsequent Variable Annuity Payments

We will base Variable Annuity payments after the first one on the investment performance of the Subaccounts selected during the Pay-out Period. The amount of a subsequent payment is determined by dividing the amount of the first annuity payment from each Subaccount by the Annuity Unit value of that Subaccount (as of the same date the Contract Value to effect the annuity was determined) to establish the number of Annuity Units which will thereafter be used to determine payments. This number of Annuity Units for each Subaccount is then multiplied by the appropriate Annuity Unit value as of a uniformly applied date not more than ten Business Days before the annuity payment is due, and the resulting amounts for each Subaccount are then totaled to arrive at the amount of the annuity payment to be made. The number of Annuity Units generally remains constant throughout the Pay-out Period (assuming no transfer is made). We will deduct a pro rata portion of any applicable administration fee from each annuity payment.

We charge the same Annual Separate Account Expenses during the annuitization period as we do during the Accumulation Period. We determine the "net investment factor" for an Annuity Unit in the same manner as we determine the net investment factor for an accumulation unit (see "Value of Accumulation Units" and "Net Investment Factor" under "V. Description of the Contract"). The value of an Annuity Unit for each Subaccount for any Business Day is determined by multiplying the Annuity Unit value for the immediately preceding Business Day by the net investment factor for that Subaccount for the valuation period for which the Annuity Unit value is being calculated and by a factor to neutralize the assumed interest rate.

Generally, if the net investment factor is greater than the assumed interest rate, the payment amount will increase. If the net investment factor is less than the assumed interest rate, the payment amount will decrease.

We build a 1% assumed interest rate into the annuity tables in the Contract used to determine the first Variable Annuity payment. The smallest annual rate of investment return which is required to be earned on the assets of the Separate Account so that the dollar amount of Variable Annuity payments will not decrease is 1.81%.

Some transfers are permitted during the Pay-out Period, but subject to different limitations than during the Accumulation Period.

Transfers During Pay-out Period

Once Variable Annuity payments have begun, you may transfer all or part of the investment upon which those payments are based from one Subaccount to another. You must submit your transfer request to our Annuities Service Center at least 30 DAYS BEFORE the due date of the first annuity payment to which your transfer will apply. We will make transfers after the Annuity Commencement Date by converting the number of Annuity Units being transferred to the number of Annuity Units of the Subaccount to which the transfer is made, so that the next annuity payment if it were made at that time would be the same amount that it would have been without the transfer. Thereafter, annuity payments will reflect changes in the value of the Annuity Units for the new Subaccount selected. We reserve the right to limit, upon notice, the maximum number of transfers a Contract Owner may make to four per Contract Year. Once annuity payments have commenced, a Contract Owner may not make transfers from a Fixed Annuity Option to a Variable Annuity Option or from a Variable Annuity Option to a Fixed Annuity Option. In addition, we reserve the right to defer the transfer privilege at any time that we are unable to purchase or redeem shares of a Portfolio. We also reserve the right to modify or terminate the transfer privilege at any time in accordance with applicable law.

Death Benefit During Pay-out Period

If an Annuity Option providing for payments for a guaranteed period has been selected and the Annuitant dies during the Pay-out Period, we will make the remaining guaranteed payments to the Beneficiary. We will make any remaining payments as rapidly as under the method of distribution being used as of the date of the Annuitant's death. If no Beneficiary is living, we will commute any unpaid guaranteed payments to a single sum (on the basis of the interest rate used in determining the payments) and pay that single sum to the estate of the last to die of the Annuitant and the Beneficiary.

We do not make any payments to a Beneficiary, however, if the last surviving Covered Person dies while we are making payments under an Annuity Option providing only for payments for life, or payments during the Settlement Phase under an optional Income Plus For Life(R) 12.11 Series Rider. Please read "VI. Optional Benefits" for additional information.

OTHER CONTRACT PROVISIONS

You have a right to cancel your Contract.

Right to Review

You may cancel the Contract by returning it to our Annuities Service Center or to your financial advisor at any time within 10 days after receiving it or such other period as required by law. Within 7 days of receiving a returned Contract, we will pay you the Contract Value (plus any sales charge deducted) computed at the end of the Business Day on which we receive your returned Contract or written notification acceptable to us.

No sales charge is imposed upon return of a Contract within the right to review period. The number of days for a right to review may vary in certain states and for certain age groups in order to comply with the requirements of state insurance laws and regulations. Also, when required by state law or when the Contract is issued as an individual retirement annuity under sections 408 or 408A of the Code, during the first 7 days of the right to review period, we will return all Purchase Payments if this is greater than the amount otherwise payable.

If you purchase your Contract in connection with a replacement of an existing contract, your Contract may provide for a longer time period to return it to us. For example, in New York, you may return the Contract at any time within 60 days after receiving it. Replacement of an existing annuity contract generally is defined as the purchase of a new contract in connection with (a) the lapse, partial or full surrender or change of, or borrowing from, an existing annuity or life insurance contract or (b) the assignment to a new issuer of an existing annuity contract. This description, however, does not necessarily cover all situations which could be considered a replacement of an existing contract. Therefore, you should consult with your registered representative or attorney regarding whether the purchase of a new Contract is a replacement of an existing contract.

(Applicable to Contracts issued in California Only) Residents in California age 60 and greater may cancel the Contract by returning it to our Annuities Service Center or agent at any time within 30 days after receiving it. We will allocate your Purchase Payments to the Money Market Investment Option during this period and thereafter transfer it to the Variable Investment Options you select. We will permit you to elect to allocate your Purchase Payments during this 30 day period to one or more of the Variable Investment Options. If you cancel the Contract during this 30 day period and your Purchase Payments were allocated to the Money Market Investment Option, we will pay you the greater of (a) the original amount of your Purchase Payments and (b) the Contract Value computed at the end of the Business Day on which we receive your returned Contract. If you allocated your Purchase Payments to a Variable Investment Option (other than the Money Market Investment Option), we will pay you the Contract Value, computed at the end of the Business Day on which we receive your returned Contract. You may be subject to investment losses prior to our receipt of your request for cancellation if you allocate your Purchase Payment to a Variable Investment Option other than the Money Market Variable Investment Option.

You own the Contract.

Ownership

Prior to the Maturity Date, the Contract Owner is the person(s) designated in the Contract specifications page or as subsequently named. We do not permit joint ownership of Contracts purchased by a non-natural person (such as a corporation or a trust) or held for the benefit of such an entity. On and after the Annuity Commencement Date, the Annuitant is the Contract Owner. If amounts become payable to any Beneficiary under the Contract, the Beneficiary becomes the Contract Owner.

You must make any requests to change ownership in writing and we must receive such written change at the Annuities Service Center.

Before requesting a change of ownership or making an assignment of your Contract, you should consider:

     - A change of ownership may be treated as a distribution from the Contract and subject to tax. We consider a collateral assignment to be a distribution from the Contract, and we will report any taxable amounts as may be required.

     - A change of ownership may result in termination of a qualified minimum withdrawal benefit guarantee (see "VI. Optional Benefits").

     - An addition of any Contract Owner may result in a reduction of the death benefit. We may reset the death benefit to an amount equal to the Contract Value as of the date of the change of ownership, and treat that amount as a "Purchase Payment" made on the same date for purposes of computing further adjustments to the amount of the death benefit.

     - A substitution of any Contract Owner may result in a reduction of the death benefit. We may reset the death benefit to an amount equal to the Contract Value.

     - A change of ownership (or collateral assignment) will be subject to the rights of any irrevocable Beneficiary.

     - You may not change ownership or make a collateral assignment after the earlier of the Maturity Date or the Annuity Commencement Date.

     - Contracts issued to a Qualified Plan may be subject to restrictions on transferability. For example, Qualified Contracts generally may not be transferred except by the trustee of an exempt employees' trust which is part of a retirement plan qualified under section 401 of the Code or as otherwise permitted by applicable Treasury Department regulations. You may not be able to sell, assign, transfer, discount or pledge (as collateral for a loan or as security for the performance of an obligation, or for any other purpose) a Qualified Contract to any person other than us.

We assume no liability for any payments made or actions taken before a change is approved or an assignment is accepted. We assume no responsibility for the validity or sufficiency of any assignment. An absolute assignment or ownership change will revoke the interest of any revocable Beneficiary.

The Annuitant is either you or someone you designate.

Annuitant

The Annuitant is any natural person or persons whose life is used to determine the duration of annuity payments involving life contingencies. The Annuitant is entitled to receive all annuity payments under the Contract. If the Contract Owner names more than one person as an "Annuitant," the second person named shall be referred to as "co-Annuitant." The Annuitant is as designated on the Contract specifications page or in the application, unless changed. You must make any change of Annuitant in writing in a form acceptable to us and the change must be received at our Annuities Service Center. We must approve any change.

On the death of the Annuitant prior to the Annuity Commencement Date, the co-Annuitant, if living, becomes the Annuitant. If there is no living co-Annuitant, the Owner becomes the Annuitant. In the case of certain Qualified Contracts, there are limitations on the ability to designate and change the Annuitant and the co-Annuitant. The Annuitant becomes the Owner of the Contract at the Annuity Commencement Date unless the Owner is a trust or custodian.

If any Annuitant is changed and any Contract Owner is not a natural person, we normally distribute the entire interest in the Contract to the Contract Owner within five years.

The Beneficiary is the person you designate to receive the death benefit if you die.

Beneficiary

The Beneficiary is the person, persons or entity designated in the Contract specifications page (or as subsequently changed). However, if there is a surviving Contract Owner, we will treat that person as the Beneficiary. You may change the Beneficiary subject to the rights of any irrevocable Beneficiary. You must make any change in writing and the change must be received at our Annuities Service Center. We must approve any change. If approved, we will effect such change as of the date on which it was written. We assume no liability for any payments made or actions taken before the change is approved. If no Beneficiary is living, any designated Contingent Beneficiary will be the Beneficiary. The interest of any Beneficiary is subject to that of any assignee. If no Beneficiary or Contingent Beneficiary is living, the Beneficiary is the estate of the deceased Contract Owner. In the case of certain Qualified Contracts, Treasury Department regulations may limit designations of Beneficiaries.

Spouse

FEDERAL DEFINITION OF SPOUSE. Any federal tax provisions related to status as a "spouse" are governed by the Federal Defense of Marriage Act ("DOMA"), which does not recognize civil unions or same-sex marriages that may be allowed under state law. Please consult with your own qualified tax advisor for information on how federal tax rules may affect Contracts where civil union or same-sex marriage partners, either singularly or jointly own the Contract, or are designated Annuitant(s), Beneficiary(ies) and/or Covered Person(s).

STATE VARIATIONS. Some states require that civil union and same-sex marriage partners receive the same contractual benefits as spouses who fall within the DOMA definition. To see a table of states with such a requirement, you may request an SAI from the Annuities Service Center. You should consult with a qualified financial professional for additional information on your state's regulations regarding civil unions and same-sex marriages.

Modification

We may not modify your Contract or certificate without your consent, except to the extent required to make it conform to any law or regulation or ruling issued by a governmental agency.

Code Section 72(s)

In order for our Nonqualified Contracts (i.e., Contracts not purchased to fund an Individual Retirement Account or other Qualified Plan) to be treated as annuities under the Code, we will interpret the provisions of the Contract so as to comply with the requirements of section 72(s) of the Code, which prescribes certain required provisions governing distributions after the death of the Owner.

Our Approval

We reserve the right to accept or reject any Contract application at our sole discretion.

Misstatement and Proof of Age or Survival

We may require proof of age or survival of any person upon whose age or survival any payment depends. If the age of the Annuitant has been misstated, the benefits will be those that would have been provided for the Annuitant's correct age. If we have made incorrect payments under the Contract, we will either pay the amount of any underpayment immediately or we will deduct the amount of any overpayment from future payments.

                             VI. Optional Benefits

OVERVIEW

We currently offer two types of optional benefit Riders that you may elect to purchase when you purchase a Contract:

     - the Income Plus For Life(R) 12.11 Series Riders*, which are designed to provide a stream of lifetime income to the annuitant through withdrawals; and

     - the Annual Step-Up Death Benefit Rider, which has the potential to provide a death benefit in excess of that provided under the Contract if the holder of the Contract (or the Annuitant, if the holder is a legal entity) dies during the Accumulation Phase of the Contract.

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* We use the term "IPFL 12.11 SERIES RIDERS" in the Prospectus to refer to both Income Plus For Life(R) Riders, i.e., Income Plus For Life(R) 12.11 and Income Plus For Life - Joint Life(R) 12.11.

You may elect to purchase these Riders only at the time you purchase a Contract. Once you elect a Rider and the right to cancel your Contract period expires (see "Other Contract Provisions - Right to Review" in "V. Description of the Contract"), you may not revoke these optional benefits. When your Contract reaches the Maturity Date, you may elect to extend the Maturity Date or choose one of our Annuity Options. If you do not elect to extend the Maturity Date or choose an Annuity Option (or do not make a total withdrawal of the Surrender Value), we will provide a fixed Annuity Option as described in "V. Description of the Contract - Additional Annuity Options for Contracts with an IPFL 12.11 Series Rider."

FEATURES OF THE IPFL 12.11 SERIES RIDERS

Covered Person(s)

The Income Plus For Life(R) 12.11 Series Riders we currently offer provide a lifetime income guarantee based on a single life (Income Plus For Life(R) 12.11) or on the lifetime duration of two Covered Persons (Income Plus For Life - Joint Life(R) 12.11).

SINGLE LIFE GUARANTEE. For Income Plus For Life(R) 12.11 Riders that provide a lifetime income guarantee based on the life of a single Covered Person, the Covered Person is the oldest Annuitant at issue of the Rider.

The Covered Person must remain an Annuitant (subject to our underwriting rules) to receive benefits under a Rider.

JOINT LIFE GUARANTEE. Income Plus For Life - Joint Life(R) 12.11 Riders provide a lifetime income guarantee based on the lifetime duration of two Covered Persons, determined at the time you elect the Rider. A spouse may need to qualify as a "spouse" under federal law to be treated as a Covered Person under the Contract. See "Civil Union and Same-Sex Marriage Partners" below.

Availability

You may elect an IPFL 12.11 Series Rider at the time you purchase a Contract, provided:

     - the Rider is available for sale in the state where the Contract was sold;

     - you limit your investment allocations of Net Purchase Payments and Contract Value to the Investment Options we make available with the Rider;

     - the Covered Person complies with the age restrictions we may impose for the Rider; and

     - if you intend the Contract to be used with an IRA you inherited from someone else (sometimes referred to as an "Inherited IRA" or "Beneficiary IRA"), you must be the surviving spouse of the decedent and own the IRA in your own name.

If you are the Beneficiary of a Contract that is intended to qualify as an IRA:

     - you may be able to continue that Contract in effect as an Inherited IRA, but if the Contract has an existing IPFL 12.11 Rider, the Rider will terminate and

     - you will not be permitted to purchase a new IPFL 12.11 Rider for use with the Contract.

In most cases, an IPFL 12.11 - Joint Life Rider that we issued with a Contract intended for use as an IRA continues until the death of the last Covered Person.

You may elect to purchase an Income Plus For Life(R) 12.11 Series Rider only at the time you purchase a Contract. Please contact the John Hancock Annuities Service Center at 800-344-1029 (in NY: 800-551-2078) for additional information on availability. We offer these optional benefit Riders only where approved by state insurance regulatory agencies. We reserve the right to accept or refuse to issue a Rider at our sole discretion. Once you elect to purchase a Rider, its effective date usually will be the Contract Date (unless we permit otherwise) and it is irrevocable.

AGE RESTRICTIONS. The Covered Person (oldest Covered Person for IPFL 12.11 - Joint Life) must be under age 81 for you to purchase a Rider.

IMPACT OF OWNERSHIP ARRANGEMENTS ON THE AVAILABILITY OF INCOME PLUS FOR LIFE - JOINT LIFE(R) 12.11 RIDERS. We will issue an Income Plus For Life - Joint Life(R) 12.11 Rider only if your ownership arrangement permits continuation of your Contract at death of the Owner.

We will issue Income Plus For Life - Joint Life(R) 12.11 Riders if the spouses are co-Annuitants and under the following ownership arrangements:

     - In general, covered spouses should be joint Owners, or one covered spouse should be the Owner and the other covered spouse should be named as the sole primary Beneficiary.

     - For non-natural person ownership designations, generally the covered spouses should be the co-Beneficiaries.

     - For custodial IRAs and Qualified Plans, the surviving spouse must be the designated primary Beneficiary of the custodial IRA or Qualified Plan account.

We may issue the Income Plus For Life - Joint Life(R) 12.11 Rider under certain other non-natural person ownership arrangements, provided the arrangement allows for the continuation of the Contract at death of the Annuitant. Please note that naming a trust as the Beneficiary may trigger an accelerated payment of the death benefit and negate continuation of the Rider benefit to the surviving spouse. You are responsible for understanding the impact of ownership arrangements in your estate planning and for establishing and maintaining ownership arrangements that will allow for spousal continuation. It is the responsibility of the trustee, under a custodial IRA or a Qualified Plan, to determine whether the Beneficiary designation on file with the trustee will allow for continuation of the Rider benefit.

Changes to the Owner, Annuitant or Beneficiary after the Rider is issued may reduce, limit, or terminate benefits available under the Rider.

CIVIL UNION AND SAME-SEX MARRIAGE PARTNERS. The Rider generally is designed to comply with current federal tax provisions related to status as a "spouse" under the federal Defense of Marriage Act ("DOMA"). The DOMA definition does not recognize civil unions or same-sex marriages that may be allowed under state law. In certain states, however, we will allow civil union and same-sex marriage partners to purchase the Contract with the Rider and receive the same Rider benefits as a "spouse" who falls within the DOMA definition. See the SAI for a table identifying these states. Please note that in these states, there may be adverse federal tax consequences with distributions and other transactions upon the death of the first civil union or same-sex marriage partner. Please consult with your own qualified tax advisor.

Rider Fee

We charge an additional fee on each Contract Anniversary for the IPFL 12.11 Series Riders. Subject to certain limits described below, we reserve the right to change the fee percentage up to the maximum (1.50%) at any time. We withdraw the fee from each Investment Option in the same proportion that the value of Investment Accounts of each Investment Option bears to the Contract Value. We will deduct a pro rata share of this annual fee from the Contract Value:

     -    on the date we determine the death benefit;

     - after the Annuity Commencement Date at the time an Annuity Option under the Contract begins; or

     -    at full surrender of the Contract.

We do not deduct any additional Rider fee during the Settlement Phase or after the Annuity Commencement Date once an Annuity Option begins.

The current fee is equal to 1.00% of the Adjusted Benefit Base. The Adjusted Benefit Base is the Benefit Base that was available on the prior Contract Anniversary (including any Step-Up applied on that prior Contract Anniversary) increased by the amount of any Additional Purchase Payments that we applied to the Benefit Base during the Contract Year prior to the current Contract Anniversary. We reserve the right to change the IPFL 12.11 Series Rider fee percentage at any time, but we will not change the Rider fee percentage during the first two Contract Years, or within the two Contract Years following a change in the Rider fee percentage. The fee percentage will never exceed a maximum rate of 1.50%.

If we decide to increase the rate of a Rider fee, you will receive advance notice and be given the opportunity of no less than 30 days to decline the rate increase. If you decline a scheduled Rider fee rate increase:

-    we will not increase the rate of the Rider fee;

-    you will no longer be eligible for any future Step-Ups;

- you will no longer be eligible for any Credits after the later of the 10th Contract Anniversary or any subsequent Contract Anniversary for which the Owner first declines a scheduled Rider Fee rate increase. (i.e., we will not take away Credits for the 10th Contract Anniversary if we first increase the Rider Fee rate on the 12th Contract Anniversary (see "VI. Optional Benefits - Increases in Guaranteed Amounts");

- unless we consent otherwise, you will not be permitted to elect the Rider fee rate increase at a later time to re-establish your eligibility for Credits and Step-Ups.

Restrictions on Additional Purchase Payments

In addition to the limits we place on Additional Purchase Payments in the Contract, we further restrict your ability to make Additional Purchase Payments into Contracts with an IPFL 12.11 Series Rider. You must obtain our prior approval if the contract values in this Contract plus any other variable annuity contracts with the same Owner or Annuitant and issued by us or our affiliates (your "total contract values") would, immediately following an Additional Purchase Payment, exceed $1 million. We do not permit Additional Purchase Payments during a Rider's Settlement Phase (see "Settlement Phase" below). Other limitations on Additional Purchase Payments may vary by state.

SPECIAL PURCHASE PAYMENT LIMITS ON NONQUALIFIED CONTRACTS. If we issue your Contract not in connection with an IRA or other Qualified Plan, we also will not accept, without our prior approval, an Additional Purchase Payment if your total payments after the first Contract Anniversary exceed $100,000.

SPECIAL PURCHASE PAYMENT LIMITS ON QUALIFIED CONTRACTS. If we issue your Contract in connection with a Qualified Plan, including an IRA, we also impose additional limits on your ability to make Purchase Payments:

     - to the extent provided in your Rider, we will not accept an Additional Purchase Payment if your total payments after the first Contract Anniversary, or the Age 65 Contract Anniversary, if later, exceed $100,000; and

     - we will not accept any Purchase Payment after the oldest Covered Person becomes age 81.

Prior to purchasing a Contract or an IPFL 12.11 Series Rider, you should consult with a qualified tax advisor for further information on tax rules affecting Qualified Contracts, including IRAs.

GENERAL RIGHT OF REFUSAL. We reserve the right to refuse to accept Additional Purchase Payments at any time after the first Contract Anniversary to the extent permitted in the state we issue your Contract.

IPFL 12.11 Series Rider Benefits

LIFETIME INCOME AMOUNT. The Rider provides our guarantee that a Lifetime Income Amount will be available for withdrawal each Contract Year, beginning on a Lifetime Income Date as long as:

     - (for the IPFL 12.11 Rider): the Covered Person remains alive and is designated as an Annuitant under the Contract, or

     - (for the IPFL - Joint Life 12.11 Rider): either Covered Person remains alive and is designated as an Annuitant under the Contract.

The Rider terminates upon the death of the last Covered Person or upon a change in Owner, Beneficiary or Annuitant that removes the last Covered Person from the Contract as an Owner, Beneficiary or Annuitant.

We determine an initial Lifetime Income Amount by multiplying:

     -    the Benefit Rate for the Rider on the Lifetime Income Date; by

     -    the Benefit Base for the Rider on the Lifetime Income Date.

EXAMPLE (IPFL 12.11): Assume that you purchase a Contract with an IPFL 12.11 Rider for $100,000 when you are Age 60. Based on your age, the Lifetime Income Date is the date we issue your Contract, your initial Benefit Base is $100,000 and the initial Benefit Rate is 4.50%. In this case, the initial Lifetime Income Amount is $4,500 (4.50% x $100,000), but we will set a different Lifetime Income Amount if you defer taking withdrawals.

We will increase the Lifetime Income Amount to reflect Additional Purchase Payments, Credits and Step-Ups that we may apply to an IPFL 12.11 Series Rider's Benefit Base and/or Benefit Rate increases due to deferral of withdrawals after the Lifetime Income Date. Please see "Increases in Guaranteed Amounts" below for more information.

We will reduce the Lifetime Income Amount if you take Excess Withdrawals. During periods of declining investment performance, Excess Withdrawals could result in substantial reductions to your Benefit Base. Please see "Withdrawals, Distributions and Settlements" below for more information.

LIFETIME INCOME DATE. The Lifetime Income Amount guarantee starts on a Lifetime Income Date. The earliest Lifetime Income Date will be the date you purchase the Rider (the Rider's "effective date") if the youngest Covered Person will attain age 59 1/2 or older during the first Contract Year.

Otherwise, the Lifetime Income Date in most cases is the Contract Anniversary immediately preceding the date the youngest Covered Person attains age
59 1/2. The earliest available Lifetime Income Date we offer for this Rider is subject to change. Once you purchase this Rider, the earliest available Lifetime Income Date in effect when we issue the Rider will remain in effect for as long as the Rider remains in effect.

Benefits under the Rider may be affected if you purchase the Rider before the earliest available Lifetime Income Date and take a withdrawal before then. Please see "Withdrawals before the Lifetime Income Date" for more information.

We determine the initial Lifetime Income Amount on the Lifetime Income Date. You cannot change or defer the Lifetime Income Date under the Rider, but you may continue to be eligible for Credits and increases in the Benefit Rate, if any, if you defer taking withdrawals (see "Increases in Guaranteed Amounts," below).

BENEFIT BASE

We use a Benefit Base to determine the Lifetime Income Amount. The maximum Benefit Base at any time for an IPFL 12.11 Series Rider is $3 million. The initial Benefit Base equals the amount of your initial Purchase Payment (up to $3 million).

We will reduce the Benefit Base if you take Excess Withdrawals. We reduce the Benefit Base to reflect these withdrawals on a pro rata basis. During periods of declining investment performance, Excess Withdrawals could result in substantial reductions to your Benefit Base. Please see "Withdrawals, Distributions and Settlements" in this section, below, for more information.

We will increase the Benefit Base to reflect Additional Purchase Payments, Credits and Step-Ups. Please see "Increases in Guaranteed Amounts" below for more information.

BENEFIT RATE

We use the following Benefit Rates to determine the Lifetime Income Amount:

                                   BENEFIT RATE BY AGE
 Covered Person's age during
the Contract Year of the first
withdrawal after the Lifetime
         Income Date                 IPFL 12.11 Rider       IPFL - Joint Life 12.11 Rider
------------------------------   -----------------------   ------------------------------
59 1/2 - 60                              4.50%                          4.25%
61 up to 62                              4.60%                          4.35%
62 up to 63                              4.70%                          4.45%
63 up to 64                              4.80%                          4.55%
64 up to 65                              4.90%                          4.65%
65 and over                              5.00%                          4.75%

Because we provide our guarantee over the lifetimes of two Covered Persons under the Income Plus For Life - Joint Life(R) 12.11 Rider, we use a lower Benefit Rate than we do under the Income Plus For Life(R) 12.11 Rider. We will use the Benefit Rate applicable to the attained age of the Covered Person (youngest Covered Person under IPFL - Joint Life 12.11) on the first withdrawal after the Lifetime Income Date to calculate the initial Lifetime Income Amount.

EXAMPLE: Assume that you purchase a Contract with the IPFL 12.11 Rider when your age is 57 years and 7 months. Your Lifetime Income Date will be the first Contract Anniversary since that is the Contract Anniversary before you attain age 59 1/2. If you have attained age 61 at the time you take your first withdrawal after the Lifetime Income Date, we will set your Benefit Rate equal to 4.60%. If you wait until you attain age 65 to take the first withdrawal after the Lifetime Income Date, we will set your Benefit Rate equal to 5%.

If you defer taking withdrawals after the Lifetime Income Date, we will use the Benefit Rate applicable to the attained age of the Covered Person on the first withdrawal after the Lifetime Income Date. This may increase the Lifetime Income Amount because a higher Benefit Rate applies at older ages.

We may change the Benefit Rate we offer for this Rider. We do not expect the Benefit Rate(s) we offer to be less than 3% or more than 7%, but we provide no assurance that we will continue to offer the Rider within this range. Once you purchase this Rider, however, the Benefit Rate(s) in effect when we issue the Rider will remain in effect for as long as the Rider remains in effect.

Variable Investment Options and Automatic Transfers of Contract Value Under an IPFL 12.11 Series Rider

The Variable Investment Options that we use for Contracts with an IPFL 12.11 Series Rider differ from the Variable Investment Options we make available for Contracts without an IPFL 12.11 Series Rider.

The Variable Investment Options for Contracts with an IPFL 12.11 Series Rider are:


                    VARIABLE INVESTMENT OPTIONS THAT YOU MAY SELECT                       VARIABLE INVESTMENT OPTION
   Subject to automatic transfers                  Not subject to automatic transfers     THAT WE USE FOR AUTOMATIC
        of Contract Value:                                 of Contract Value:             TRANSFERS OF CONTRACT VALUE
------------------------------------------------   -------------------------------------  ---------------------------
Lifestyle Balanced PS Subaccount                   Ultra Short Term Bond Subaccount           Bond PS Subaccount
Lifestyle Growth PS Subaccount
Lifestyle Moderate PS Subaccount

Lifestyle Conservative PS Subaccount*              Lifestyle Conservative PS Subaccount*

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* Automatic transfers will not apply if you allocate 100% of your Contract Value to the Lifestyle Conservative PS Subaccount or the Ultra Short Term Bond Subaccount.

When you select a Variable Investment Option, we allocate your money to a Subaccount of our Separate Account. Each Subaccount invests in a corresponding Portfolio of the John Hancock Variable Insurance Trust. Please see "IV. General Information about Us, the Separate Accounts and the Portfolios" for more information about each of these Portfolios.

You also may use a Variable Investment Option (other than the Bond PS Subaccount) as a DCA Source Investment Option under our DCA program. (See "V. Description of the Contract - Special Transfer Services - Dollar Cost Averaging" for more information about this program.) We reserve the right to restrict in the future the Variable Investment Options that you may select to allocate your Contract Value.

YOU SHOULD CONSULT WITH YOUR FINANCIAL ADVISER TO ASSIST YOU IN DETERMINING WHICH AVAILABLE VARIABLE INVESTMENT OPTIONS ARE BEST SUITED FOR YOUR FINANCIAL NEEDS AND RISK TOLERANCE.

If you elect to purchase an IPFL 12.11 Series Rider, you may invest your Contract Value only in the Investment Options we make available with that Rider, and we may transfer your Contract Value between the Lifestyle PS Subaccounts and the Bond PS Subaccount

AUTOMATIC TRANSFERS. When you purchase an IPFL 12.11 Series Rider, you give us authority to make automatic transfers between your selected Lifestyle PS Subaccounts and the Bond PS Subaccount. Accordingly, we will monitor your Contract Value daily and systematically transfer amounts between the Lifestyle PS Subaccounts shown above and the Bond PS Subaccount. The determination of when, and how much, to transfer is made through a non-discretionary, systematic mathematical process that we call the "Portfolio Stabilization Process."

We intend the process to limit your Contract Value's exposure to equity markets by allocating Contract Value to the Bond PS Subaccount during periods of equity market volatility and also when you take withdrawals after the Lifetime Income Date. The Portfolio Stabilization Process determines when and how much to transfer, if any, from the Lifestyle PS Subaccounts to the Bond PS Subaccount. The Portfolio Stabilization Process also determines when and how much Contract Value to transfer, if any, from the Bond PS Subaccount to the Lifestyle PS Subaccounts. We designed the Portfolio Stabilization Process, and made it an integral part of the IPFL 12.11 Series Riders, to protect us by reducing the potential impact of volatile markets on the risks we assume from the guarantees provided to you under the Riders. The process works to monitor your Contract Value every Business Day and to determine whether to transfer Contract Value between the Lifestyle PS Subaccounts and the Bond PS Subaccount. Transfers under the Portfolio Stabilization Process do not affect the current value of the Benefit Base or the Lifetime Income Amount, and they are not included within the Separate Account's short term trading restriction of two transfers per month. (See "V. Description of the Contract - Transfers You May Make Among Investment Options.")

Because the Portfolio Stabilization Process can allocate Contract Value to the Bond PS Subaccount, it may limit your ability to participate in favorable investment performance of the Lifestyle PS Subaccounts whenever a portion of your Contract Value is invested in the Bond PS Subaccount. On the other hand, when Contract Value is allocated and retained in the Bond PS Subaccount, the Portfolio Stabilization Process has the potential to protect your Contract Value from declining and volatile equity markets.

WE PROVIDE NO ASSURANCE:

     - OF THE AMOUNT, IF ANY, AND DURATION OF ANY INVESTMENT IN THE BOND PS SUBACCOUNT;

     - THAT THE PORTFOLIO STABILIZATION PROCESS WILL ENHANCE THE EARNINGS POTENTIAL OF YOUR CONTRACT OR PROTECT YOUR CONTRACT VALUE FROM DECLINES IN VALUE; OR

     - THAT THE AMOUNT AND/OR FREQUENCY OF STEP-UPS WILL NOT BE AFFECTED BY THE PORTFOLIO STABILIZATION PROCESS.

YOU MAY NOT DIRECTLY ALLOCATE CONTRACT VALUE TO THE BOND PS SUBACCOUNT. Your Contract will refer to the Bond PS Subaccount as the "Designated Investment Option." We reserve the right to designate a different Subaccount for automatic transfers of Contract Value in the event there is a substantial change in the investment objectives and strategy of the Bond PS Series Portfolio.

Operation of the Portfolio Stabilization Process

Here's how the Portfolio Stabilization Process generally works:

STEP ONE

DETERMINATION OF REFERENCE VALUE. We calculate a Reference Value based on the initial Contract Value of your Contract in each of your selected Variable Investment Options and DCA Fixed Investment Option. We increase the Reference Value each Business Day to reflect:

     - prior to the Lifetime Income Date, the full amount of Additional Net Purchase Payments we receive on that Business Day, and

     -    on or after the Lifetime Income Date, the excess, if any, of any

Additional Net Purchase Payments we receive on that Business Day over any withdrawal since the later of:

          -    the Lifetime Income Date, or

          - the date of the most recent Additional Purchase Payment that increased the Reference Value, or

          -    the date of the most recent reduction in the Reference Value.

We increase the Reference Value on each Monthly Anniversary to reflect the current Contract Value if that amount is greater than the most recently determined Reference Value.

We decrease the Reference Value on any Business Day you take an Excess Withdrawal, (which includes any withdrawal prior to the Lifetime Income Date). Excess Withdrawals reduce the Reference Value in the same proportion as the amount of the withdrawal divided by the Contract Value prior to the withdrawal. The Reference Value will not be decreased for withdrawals on and after the Lifetime Income Date that are less than or equal to the Lifetime Income Amount or if your withdrawals are made under our Life Expectancy Distribution program (see "Withdrawals after the Lifetime Income Date," below).

THE REFERENCE VALUE HAS NO CASH VALUE, AND YOU CANNOT WITHDRAW IT. IT IS NOT DESIGNED TO EQUAL THE BENEFIT BASE OR THE LIFETIME INCOME AMOUNT.

STEP TWO

COMPARISON OF CONTRACT VALUE TO REFERENCE VALUE; IMPACT OF TRANSACTIONS. We designed the Portfolio Stabilization Process to trigger a review of your Contract Value and the possibility of an automatic transfer of Contract Value to and from the Bond PS Subaccount based on:

     - the ratio (expressed as a percentage) of your Contract Value to the Reference Value (the "Reference Value Ratio" or "RV Ratio") or

     -    the occurrence of certain transactions that we describe below.

We calculate the RV Ratio for your Contract at the end of each Business Day by dividing the current Contract Value by the current Reference Value. NOTE: The RV Ratio may change when you take withdrawals up to the Lifetime Income Amount, and may result in automatic transfers of Contract Value to the Bond PS Subaccount under STEP FOUR A (see Examples 5(a) and 5(d) in Appendix C:
"Examples of the Portfolio Stabilization Process").

The Portfolio Stabilization Process reviews the allocation of Contract Value under your Contract (and determines possible transfers to or from the Bond PS Subaccount, as described in STEP THREE) when the RV Ratio first falls below 92.5% and at certain incremental thresholds after that. The Portfolio Stabilization Process generally does not review the allocation of Contract Value under your Contract if the RV Ratio from one Business Day to the next remains within one of the following bands ("RV Ratio Bands"):

RV Ratio Band                      RV Ratio
      5        92.5% or more
      4        less than 92.5%, but greater than or equal to 90%
      3        less than 90%, but greater than or equal to 87.5%
      2        less than 87.5%, but greater than or equal to 85%
      1        less than 85%, but greater than or equal to 82.5%
      0        less than 82.5%

The Portfolio Stabilization Process will proceed to STEP THREE to determine a possible transfer to or from the Bond PS Subaccount under the following circumstances:

     - on any Business Day when the RV Ratio Band decreases from the RV Ratio Band in effect on the date of a previous transfer under the Portfolio Stabilization Process, or

     - in cases where the RV Ratio previously increased from an RV Ratio Band to a higher RV Ratio Band and remained at least at a higher RV Ratio Band for five consecutive Business Days, or

     -    if the RV Ratio is less than 82.5% on any Monthly Anniversary, or

     -    upon the occurrence of a transaction described below.

INCREASES IN RV RATIO. The Portfolio Stabilization Process will not proceed to STEP THREE, unless:


     - the RV Ratio remains within the same RV Ratio Band for 5 consecutive Business Days (or moves to a higher RV Ratio Band during that 5 Business Day period), or

     -    upon the occurrence of a transaction described below.

At the end of the 5th consecutive Business Day, the Portfolio Stabilization Process uses the minimum RV Ratio Band calculated during the 5 Business Day Period to determine the permitted Contract Value allocation described in STEP THREE, inclusive of amounts held in the Bond PS Subaccount.

EXAMPLES: In the next two examples, we illustrate the impact of the daily RV Ratio Band on transfers from the Bond PS Subaccount. In each example, we assume that:

     -    your Contract Value has been allocated to the Lifestyle PS
          Subaccounts,

     - the Portfolio Stabilization Process previously resulted in a transfer of Contract Value to the Bond PS Subaccount,

     -    there are no transactions, as described in STEP TWO, and

     - there is Contract Value allocated in the Bond PS Subaccount for each Business Day shown that exceeds the amount required.

EXAMPLE 1 (RV Ratio Band Increases Then Falls). Assume the RV Ratio at the end of each Business Day falls within the RV Ratio Band shown:

Business Day:    1    2    3    4    5   6
RV Ratio Band:   2    3    3    3    3   1

Although the RV Ratio Band increased from 2 to 3, it did not remain at 3 for the required five Business Days so no amounts would be transferred under your Contract from the Bond PS Subaccount to any Lifestyle PS Subaccounts. Under this example, the RV Ratio Band on Business Day 6 decreased from RV Ratio Band 3 to RV Ratio Band 1. Since RV Ratio Band is even lower than the RV Ratio Band on Day 1, it is possible that additional Contract Value might even be transferred to the Bond PS Subaccount from your selected Lifestyle PS Subaccounts.

EXAMPLE 2 (RV Ratio Band Increases). Assume the RV Ratio at the end of each Business Day falls within the RV Ratio Band shown:

Business Day:    1    2    3    4    5   6
RV Ratio Band:   2    3    3    3    4   5

In this example, the RV Ratio Band increased from 2 to 3 and remained at an RV Ratio Band of 3 or higher for five consecutive Business Days (i.e., from Business Day 2 through Business Day 6). The Portfolio Stabilization Process would result in a transfer of Contract Value from the Bond PS Subaccount at the end of Business Day 6 based on the RV Ratio Band 3 (i.e., the lowest RV Ratio Band from Business Day 2 through Business Day 6). Even though the RV Ratio Band increased from 3 to 4 on Business Day 5, and again increased to RV Ratio Band 5, it did not remain at either of the higher RV Ratio Bands at the end of Business Day 6 for the required five consecutive Business Days. The movement to a higher RV Ratio Band on Day 5 could result in an additional transfer if the RV Ratio for the next 4 Business Days (i.e., Business Days 6 to 9) remains at RV Ratio Band 4 or higher.

Once all conditions have been satisfied, the Portfolio Stabilization Process will transfer Contract Value held in the Bond PS Subaccount, up to the total amount permitted, on a pro rata basis to each of the Lifestyle PS Subaccounts in which your Contract currently allocates Contract Value. TRANSFERS FROM YOUR SELECTED LIFESTYLE PS SUBACCOUNTS TO THE BOND PS SUBACCOUNT MAY OCCUR MORE FREQUENTLY THAN TRANSFERS FROM THE BOND PS SUBACCOUNT BACK TO YOUR SELECTED LIFESTYLE PS SUBACCOUNTS.

TRANSACTIONS. We will review the allocation of Contract Value on any Business Day if one or more of the following transactions occur:

     -    you make an Additional Purchase Payment, or

     - you transfer Contract Value between your selected Variable Investment Options, or

     - an automatic investment program (e.g., Automatic Rebalancing or Dollar Cost Averaging) transfers Contract Value to any of your selected Variable Investment Options.

WE PROCEED TO STEP THREE when:

     - at least one of the transactions described in the section above has occurred ,

     -    the RV Ratio first declines below 92.5%,

     - the RV Ratio decreases from the last assigned RV Ratio Band to a lower RV Ratio Band,

     -    the RV Ratio is less than 82.5% on the Monthly Anniversary or

     - the RV Ratio increases from an RV Ratio Band to a higher RV Ratio Band and remains at a higher level for five consecutive Business Days (see STEP FOUR B, below).

Otherwise, no further action is taken under the Portfolio Stabilization Process for that Business Day.

STEP THREE

REVIEW ALLOCATION OF CONTRACT VALUE. The Portfolio Stabilization Process reviews the allocation of your Contract Value and determines how much Contract Value, if any, will be transferred to or from the Bond PS Subaccount. It does this by:

     - assigning an assumed equity allocation factor ("Assumed Equity Allocation Factor" or "AEAF") to each of the Lifestyle PS Subaccounts that you may select;

     - calculating a dollar-weighted AEAF for your Contract Value based on the Contract Value then allocated to each of your selected Lifestyle PS Subaccounts;

     - determining the amount of Contract Value*, if any, (a) to be transferred from the Lifestyle PS Subaccounts to the Bond PS Subaccount; or (b) to be transferred to the Lifestyle PS Subaccounts from the Bond PS Subaccount.

ASSUMED EQUITY ALLOCATION FACTORS UNDER THE PORTFOLIO STABILIZATION PROCESS. The AEAF for each of the Lifestyle PS Subaccounts is a hypothetical value that will not change once we issue a Contract with an IPFL 12.11 Series Rider. The factor is based on the underlying Portfolio's investment objective. In general, the more an underlying Portfolio seeks to invest in equities (or in funds that invest in equities), the higher the factor. Your selection of other Investment Options, and the amount of Contract Value allocated to each of your selected Investment Options will impact the overall factor.

The AEAF for each of the Lifestyle PS Subaccounts on the date of this Prospectus is:

     -    Lifestyle Growth PS Subaccount - 70

     -    Lifestyle Balanced PS Subaccount - 50

     -    Lifestyle Moderate PS Subaccount - 40

     -    Lifestyle Conservative PS Subaccount - 20

If your Contract Value is in more than one Lifestyle PS Subaccount, the dollar-weighted AEAF for your Contract equals the weighted average of the factors for each of your selected Lifestyle PS Subaccounts. The dollar-weighted AEAF does not apply to Contract Value that has been allocated to the Bond PS Subaccount, the Ultra Short Term Bond Subaccount, or the DCA Fixed Investment Option.

EXAMPLE 3. If $4,000 of your Contract Value is allocated to the Lifestyle Growth PS Subaccount, $4,000 of your Contract Value is allocated to the Lifestyle Balanced PS Subaccount, and $2,000 of your Contract Value is allocated to the Ultra Short Term Bond Subaccount, only the amounts in the two Lifestyle PS Subaccounts are considered for application of the AEAFs. Accordingly, since half of the relevant Contract Value is in each Lifestyle Subaccount, the dollar-weighted AEAF is calculated as ($4,000 x 70) + ($4,000 x 50) / ($4,000 + $4,000) = 60 (i.e., (50% x 70) + (50% x 50), or 60).

We may change the AEAF that applies to each Subaccount in the future, and apply it to Contracts issued after the change. We also may assign an AEAF to any additional Subaccounts that we may make available.

------------
*    The Portfolio Stabilization Process uses the term "Target
     Bond PS Subaccount Allocation" in connection with the review of Contract Value Allocation to describe the target amount required to be maintained in the Bond PS Subaccount, before adjustment to reflect Contract Value allocated to the Ultra Short Term Bond Subaccount. We define the term as follows:

Target  Bond  PS Subaccount Allocation - The sum of (a) plus (b) minus (c) minus
(d)  where:

     (a)  Is the minimum of the Contract Value and 80% of the Reference Value

     (b)  Is the Reference Value Band multiplied by 2.5% of the Reference Value

     (c) Is 20 divided by the weighted average AEAF ("WAEAF") multiplied by the minimum of the Contract Value and 80% of the Reference Value

     (d) Is the Reference Value Band multiplied by 2.5% of the Reference Value multiplied by F.

     For purposes of the Target Bond PS Subaccount Allocation, "F" is determined as follows:

              32 x WAEAF - 540 + RV Band x (WAEAF - 20)
      F = ------------------------------------------------
                              5 x WAEAF

The Portfolio Stabilization Process calculates the amount of your Contract Value required to be invested in the Bond PS Subaccount, if any, on any Business Day based on:

     - the dollar-weighted AEAF applicable to your Contract (based on the specific Lifestyle PS Subaccounts in which your Contract is invested);

     -    the RV Ratio; and

     -    your entire Contract Value on the date of the calculation.

The amount of your Contract Value required to be invested in the Bond PS Subaccount (if any):

     -    can differ depending on the Lifestyle PS Subaccounts you select;

     - can differ depending on the Contract Value allocated to each of your Investment Options; and

     - can differ from the amounts determined on a previous Business Day based on changes in the Contract Value allocated to each Investment Option, changes in the value of the Bond PS Subaccount, and changes in the RV Ratio.

The Portfolio Stabilization Process does not limit the amount of Contract Value that you may allocate to:

     -    the Ultra Short Term Bond Subaccount, or

     - the Lifestyle Conservative PS Subaccount if that is the only one of the Lifestyle PS Subaccounts that you select.

Contract Value in the Ultra Short Term Bond Subaccount or in the DCA Fixed Investment Option will lower any amounts required to be allocated under the Portfolio Stabilization Process to the Bond PS Subaccount.

In general, a higher dollar-weighted AEAF for your Contract, and/or a lower RV Ratio Band, will result in a lower percentage of Contract Value that may be maintained in the Lifestyle PS Subaccounts. We provide additional information on calculations under the Portfolio Stabilization Process in the SAI, which is available at no cost.

EXAMPLES OF PERMITTED ALLOCATIONS IN LIFESTYLE PS SUBACCOUNTS. The examples illustrate how current allocations of Contract Value, your selection of Investment Options, and RV Ratio Bands affect the amounts permitted to be invested in Lifestyle PS Subaccounts under the Portfolio Stabilization Process.

EXAMPLE 4 (100% Lifestyle PS Subaccount). In the following table, we illustrate four different hypothetical Contracts where 100% of your Contract Value is allocated to one of the Lifestyle PS Subaccounts. These examples show how the Portfolio Stabilization Process limits the percentage of Contract Value that could remain allocated to that Subaccount under different RV Ratio Bands and different Assumed Equity Allocation Factors ("AEAF") for each of the Lifestyle PS Subaccounts.

                                                 CURRENT CONTRACT VALUE ALLOCATION:
      -----------------------------------------------------------------------------------------------------------------------------
                Contract A                          Contract B                  Contract C                  Contract D
      ---------------------------------  ----------------------------  ---------------------------  -------------------------------
         100% Lifestyle Growth PS          100% Lifestyle Balanced PS   100% Lifestyle Moderate PS   100% Lifestyle Conservative PS
                 Subaccount                          Subaccount                  Subaccount                  Subaccount

                                 CONTRACT VALUE ALLOCATION AFTER THE PORTFOLIO STABILIZATION PROCESS:
      -----------------------------------------------------------------------------------------------------------------------------
                 Contract A                          Contract B                 Contract C                  Contract D
      ---------------------------------  ----------------------------  ---------------------------  -------------------------------
            Lifestyle Growth PS                 Lifestyle Balanced PS      Lifestyle Moderate PS      Lifestyle Conservative PS
                 Subaccount                          Subaccount                  Subaccount                 Subaccount
      ----------------------------------  -------------------------------  -----------------------  -------------------------------
 RV
Ratio           Permitted Contract Value        Permitted Contract Value        Permitted Contract         Permitted Contract Value
Band     AEAF           Range(1)          AEAF           Range1           AEAF     Value Range1      AEAF          Range
-----  -------  ------------------------  ----  ------------------------  ----  ------------------  ------ ------------------------
5         70                 100%          50                   100%       40              100%       20            100%
4         70         85.7 - 86.1%          50           88.0 - 88.3%       40      90.0 - 90.3%       20            100%
3         70         71.4 - 72.2%          50           76.0 - 76.7%       40      80.0 - 80.6%       20            100%
2         70         57.1 - 58.4%          50           64.0 - 65.0%       40      70.0 - 70.9%       20            100%
1         70         42.9 - 44.5%          50           52.0 - 53.4%       40      60.0 - 61.2%       20            100%
0         70         28.6 - 30.7%          50           40.0 - 41.8%       40      50.0 - 51.5%       20            100%

----------
1 The permitted Contract Value refers to the percentage of Contract Value that may be allocated to the Investment Option. The permitted Contract Value percentage will range within the values shown for each RV Ratio Band. The exact percentage depends on the specific RV Ratio.

EXAMPLE 5 (Multiple Investment Options). In the following table, we illustrate two other hypothetical Contracts where your Contract Value is allocated to more than one Investment Option. These examples show how your selection of more than one Investment Option impacts the limits of the percentage of Contract Value that could remain allocated to a Lifestyle PS Subaccount under the Portfolio Stabilization Process.

                                               CURRENT CONTRACT VALUE ALLOCATION:
       ----------------------------------------------------------------------------------------------------------------
                            Contract E                                           Contract F
       --------------------------------------------------------  -----------------------  -----------------------------
         50% Lifestyle Growth PS  50% Lifestyle Conservative PS  80% Lifestyle Growth PS    20% Ultra Short Term Bond
                Subaccount                    Subaccount                 Subaccount                Subaccount

                           CONTRACT VALUE ALLOCATION AFTER THE PORTFOLIO STABILIZATION PROCESS:
       ----------------------------------------------------------------------------------------------------------------
                            Contract E                                            Contract F
       ----------------------------------------------------   ---------------------------------------------------------
        Lifestyle Growth PS       Lifestyle Conservative PS      Lifestyle Growth PS        Ultra Short Term Bond
               Subaccount                 Subaccount                 Subaccount                   Subaccount
       ------------------------  --------------------------   ------------------------  -------------------------------
 RV
Ratio        Permitted Contract        Permitted Contract           Permitted Contract        Permitted Contract Value
Band   AEAF     Value Range(1)   AEAF     Value Range1        AEAF     Value Range1     AEAF           Range
-----  ----  ------------------  ----  --------------------   ----  ------------------  ----  -------------------------
5       45         50%            45          50%              70          80%           --             --
4       45      44.4 - 44.6%      45      44.4 - 44.6%         70          80%           --             --
3       45      38.9 - 39.2%      45      38.9 - 39.2%         70     72.2 - 73.5%       --             --
2       45      33.3 - 33.8%      45      33.3 - 33.8%         70     61.1 - 62.8%       --             --
1       45      27.8 - 28.4%      45      27.8 - 28.4%         70     50.0 - 52.0%       --             --
0       45      22.2 - 23.1%      45      22.2 - 23.1%         70     38.9 - 41.3%       --             --

----------
(1) The permitted Contract Value refers to the percentage of Contract Value that may be allocated to the Investment Option. The permitted Contract Value percentage will range within the values shown for each RV Ratio Band. The exact percentage depends on the specific RV Ratio. We do not transfer Contract value to or from the Ultra Short Term Bond Subaccount, but the allocation of Contract Value to that Subaccount reduces the amount that would otherwise be transferred to the Bond PS Subaccount.


WE PROCEED TO STEP FOUR:

     - when your current Contract Value allocation in the Lifestyle PS Subaccounts exceeds the amount permitted under the Portfolio Stabilization Process (STEP FOUR A); or

     - when your current Contract Value allocation in the Bond PS Subaccount exceeds the amount required under the Portfolio Stabilization Process ( STEP FOUR B).

Otherwise, no further action is taken under the Portfolio Stabilization Process for that Business Day.

Again, the Portfolio Stabilization Process is a non-discretionary, systematic mathematical process that automatically determines when, and how much, Contract Value will be transferred between the Lifestyle PS Subaccounts you select and the Bond PS Subaccount. Transfers can occur under a number of different conditions. For example, transfers to the Bond PS Subaccount could occur as a result of:

          - declines in your Contract Value as a result of poor investment performance of the Subaccounts, or

          - withdrawals of your Contract Value after the Lifetime Income Date that are less than or equal to the Lifetime Income Amount, and which result in a decline of the RV Ratio in effect at the time of the withdrawal.

STEP FOUR

A. TRANSFERS FROM THE LIFESTYLE PS SUBACCOUNTS TO THE BOND PS SUBACCOUNT. We are authorized to transfer Contract Value to the Bond PS Subaccount from all Lifestyle PS Subaccounts in your Contract on a pro rata basis based on the current ratio of Contract Value in each of your selected Lifestyle PS Subaccounts. The Portfolio Stabilization Process will determine whether, and how much, Contract Value must be transferred to the Bond PS Subaccount as described in STEP THREE.

EXAMPLES OF PRO RATA TRANSFERS FROM LIFESTYLE PS SUBACCOUNTS: In the next two examples, we illustrate the impact of the current Contract Value allocation in the Lifestyle PS Subaccounts on possible transfers under your Contract to the Bond PS Subaccount. In both examples, we assume:

     - you purchase a Contract with an IPFL 12.11 Series Rider for a one-time Purchase Payment of $100,000;

     -    the Reference Value of your Contract is $100,000; and

     - your Contract Value decreases from $93,000 to $91,000 at the end of a Business Day.

EXAMPLE 6 (Contract Value Allocated to Lifestyle Growth PS Subaccount Only). If your entire Contract Value is allocated to the Lifestyle Growth PS Subaccount, the Portfolio Stabilization Process would result in a transfer to the Bond PS Subaccount of $12,857 (14.1%) of your Contract Value.

EXAMPLE 7 (Contract Value Allocated to Lifestyle Growth PS Subaccount and Ultra Short Term Bond Subaccount). Assume that 50% of your Contract Value is in the Lifestyle Growth PS Subaccount and 50% of your Contract Value is in the Ultra Short Term Bond Subaccount. The Portfolio Stabilization Process would calculate a reallocation to the Bond PS Subaccount of $12,857. However, since the amount invested in the Ultra Short Term Bond Subaccount (50% X $91,000, or $45,500) exceeds the target reallocation to the Bond PS Subaccount, no transfer occurs.

The percentages shown in the above Examples are illustrative only, and do not reflect the impact of daily fluctuations in the values of the Lifestyle Growth PS Series, the Ultra Short Term Bond Trust and the Bond PS Series, nor does this example show the impact of daily transfers that may arise under the Portfolio Stabilization Process. Actual results will differ.

B. TRANSFERS FROM THE BOND PS SUBACCOUNT TO THE LIFESTYLE PS SUBACCOUNTS. The Portfolio Stabilization Process will determine whether, and how much, Contract Value must be transferred to the Bond PS Subaccount as described in STEP THREE. From time to time, the amount of your Contract Value actually allocated to the Bond PS Subaccount could be in excess of the amount required under the Portfolio Stabilization Process. In that case, we may transfer Contract Value from the Bond PS Subaccount to all of the Lifestyle PS Subaccounts selected in your Contract on a pro rata basis based on the current ratio of Contract Value in each Lifestyle PS Subaccount. This could happen in instances involving:

     - favorable investment performance in the Ultra Short Term Bond Subaccount or Bond PS Subaccount relative to your other selected Investment Options;

     - an overall increase in Contract Value that results in a higher RV Ratio Band for a period of 5 consecutive Business Days; or

     - your transfer of Contract Value from a Lifestyle PS Subaccount to the Ultra Short Term Bond Subaccount or to a different Lifestyle PS Subaccount with a lower AEAF.

In STEP THREE, the Portfolio Stabilization Process calculates the total limit on amounts that may be invested in the Lifestyle PS Subaccounts. In most cases, the calculation uses the RV Ratio Band in effect for that Business Day. However, where STEP THREE results from an increase in the RV Ratio Band, the Portfolio Stabilization Process uses the lowest RV Ratio Band during the 5 consecutive Business Days.

C. TRANSFERS FROM THE BOND PS SUBACCOUNT TO THE ULTRA SHORT TERM BOND SUBACCOUNT OR THE LIFESTYLE CONSERVATIVE PS SUBACCOUNT. The Portfolio Stabilization Process will result in a transfer to the Ultra Short Term Bond Subaccount or the Lifestyle Conservative PS Subaccount if:

     - you have instructed us to allocate 100% of your available Contract Value to ONE OF the Ultra Short Term Bond Subaccount or the Lifestyle Conservative PS Subaccount, and

     - some of your Contract Value is currently allocated to the Bond PS Subaccount.

In such an event, your Contract Value allocated to the Bond PS Subaccount will be transferred automatically to the Subaccount you have instructed.

The Portfolio Stabilization Process will result in a transfer to the Lifestyle Conservative PS Subaccount if:

     - you have instructed us to allocate 100% of your available Contract Value to A COMBINATION OF the Ultra Short Term Bond Subaccount or the Lifestyle Conservative PS Subaccount, and

     - some of your Contract Value is currently allocated to the Bond PS Subaccount.

In such an event, your Contract Value allocated to the Bond PS Subaccount will be transferred automatically to the Lifestyle Conservative PS Subaccount.

ADDITIONAL INFORMATION ON THE PORTFOLIO STABILIZATION PROCESS. We provide additional information on the Portfolio Stabilization Process in the SAI, which is available to you at no charge.

Other Investment Limitations Under an IPFL 12.11 Series Rider

WE RESERVE THE RIGHT TO RESTRICT INVESTMENTS IN ANY VARIABLE INVESTMENT OPTION AT ANY TIME. If we restrict a Variable Investment Option, you may not be able to transfer or allocate Purchase Payments to the restricted Variable Investment Option after the date of the restriction. Any amounts you allocated to a Variable Investment Option before we imposed restrictions will not be affected by such restrictions as long as it remains in that Investment Option.

LIMITATIONS ON ALLOCATIONS OF ADDITIONAL PURCHASE PAYMENTS. We will allocate Additional Purchase Payments in accordance with your instructions, subject to the restrictions described herein.

Increases in Guaranteed Amounts

ADDITIONAL PURCHASE PAYMENTS. Prior to the Lifetime Income Date, we will increase the Benefit Base each time you make an Additional Purchase Payment, up to a maximum Benefit Base of $3 million.

On and after the earliest available Lifetime Income Date, we may increase the Benefit Base each time you make an Additional Purchase Payment, up to a maximum Benefit Base of $3 million. The new Benefit Base will be the Benefit Base immediately before the Additional Purchase Payment, plus the excess, if any, of the Additional Purchase Payment (subject to our Purchase Payment limits) over any Withdrawal Amount (reduced by any subsequent Purchase Payment) since the later of:

     -    the Lifetime Income Date or

     -    the latest of:

          -    the date of a Purchase Payment that we applied to the Benefit
               Base,

          -    the date of a reduction in the Benefit Base, or

          -    the effective date of a Step-Up.

EXAMPLE: Assume you took a withdrawal of $5,000 after the Lifetime Income Date, your current Benefit Base is $100,000, and you make an Additional Purchase Payment of $15,000. Your Benefit Base will increase by $10,000, the excess of the Additional Purchase Payment over the prior withdrawal ($15,000 - $5,000). Your new Benefit Base will equal $110,000. Assume that the following year you take an Excess Withdrawal of $10,000 that reduces your Benefit Base to $105,000. If you then make an Additional Purchase Payment of $10,000, the entire $10,000 will be added to your current Benefit Base, since the Benefit Base was reduced by the previous withdrawal. The new Benefit Base will be $115,000 ($105,000 + $10,000).

Credits may increase one or more of our guarantees when you defer withdrawals.

CREDITS. We offer the IPFL 12.11 Series Riders with the following Credit Rates:

         Attained Age of Youngest Covered Person     Annual Credit Rate
         ---------------------------------------     ------------------
                          64 and under                       5%
                          65 and over                        6%

Credit Period (for Annual Credits). The initial Credit Period coincides with the first 10 Contract Years while the Rider is in effect. We will extend the Credit Period each time a Step-Up occurs to the lesser of 10 years from the Step-Up Date or the Age 95 Contract Anniversary. You will no longer be eligible for Credits after the later of the 10th Contract Anniversary or any subsequent Contract Anniversary for which the Owner first declines a scheduled Rider fee rate increase (i.e., we will not take away Credits for the 10th Contract Anniversary if we first increase the Rider fee rate on the 12th Contract Anniversary). (See "Rider Fee.")

We may change the Credit Rate or Credit Periods for IPFL 12.11 Series Riders that we may offer in the future. We may offer a Credit Rate that varies, based on a Contract Anniversary Date, the length of a Credit Period, or a combination of these factors. We expect the Credit Periods to be between 5 and 15 Contract Years, and we do not expect the Credit Rates we offer to be less than 3% or more than 7%, but we provide no assurance that we will continue to offer the Rider within these ranges. Once you purchase this Rider, however, the Credit Rate and the Credit Period in effect when we issue the Rider will remain in effect for as long as the Rider remains in effect.

Annual Credits. We increase the Benefit Base on each Contract Anniversary during the Credit Period if you did not take any withdrawals during the previous Contract Year. The Credit is equal to the applicable Credit Rate multiplied by the total Purchase Payments that have been applied to the Benefit Base. If the Benefit Base has been increased by a Step-Up or decreased as a result of an Excess Withdrawal, the Credit will equal the applicable Credit Rate multiplied by the sum of (a) the Benefit Base immediately following the most recent Step-Up or decrease and (b) the total Additional Purchase Payments applied to the Benefit Base since that Step-Up or decrease.

If you take a withdrawal during a Contract Year, you will not be eligible for a Credit at the end of that Contract Year and Annual Credits for future Contract Years may be reduced if the withdrawal results in a reduction of the Benefit Base.

EXAMPLE (Income Plus For Life(R) 12.11): Assume that you purchase a Contract with an Income Plus For Life(R) 12.11 Rider and you, the Covered Person, will attain age 63 during the first Contract Year. Also assume that you purchase the Contract and Rider for $100,000, make no Additional Purchase Payments, and there is no increase in Contract Value during the first and second Contract Years. Based on your age the applicable Annual Credit Rate for those years is 5%. If you take no withdrawals during the first and second Contract Year:

     - At the end of the first Contract Year, we will apply an Annual Credit to the Benefit Base and increase it to $105,000 ($100,000 + 5% X $100,000). The Lifetime Income Amount will increase to $5,040 (4.80% X $105,000).

     -    At the end of the second Contract Year, we will apply an Annual
          Credit to the Benefit Base and increase it again to $110,000 ($105,000 + 5% X $100,000). The Lifetime Income Amount will increase to $5,390 (4.90% X $110,000).

Now assume you take an Excess Withdrawal during the third Contract Year that reduces the Benefit Base to $90,000, and you take no withdrawals and make an Additional Purchase Payment of $5,000 in the fourth Contract Year.

     - At the end of the third Contract Year, there is no Credit since you took a withdrawal during the year.

     - At the end of the fourth Contract Year, we will apply an Annual Credit to the Benefit Base. The Credit will be based on a Credit Rate of 6%, since you attain age 66 during the fourth Contract Year, and the reduced Benefit Base plus the Additional Purchase Payment (6% x ($90,000 + $5,000) = $5,700). The Benefit Base will increase to $100,700 ($90,000 + $5,000 + $5,700) and the Lifetime Income Amount
          will increase to $5,035 (5% x $100,700).

EXAMPLE (Income Plus For Life - Joint Life(R) 12.11): Assume that you purchase a Contract with an Income Plus For Life - Joint Life(R) 12.11 Rider and the younger Covered Person will attain age 63 during the first Contract Year. Also assume that you purchase the Contract and Rider for $100,000, make no Additional Purchase Payments, and there is no increase in Contract Value during the first and second Contract Years. Based on the youngest Covered Person's age, the applicable Annual Credit Rate is 5%. If you take no withdrawals during the first and second Contract Year:

     - At the end of the first Contract Year, we will apply an Annual Credit to the Benefit Base and increase it to $105,000 ($100,000 + 5% x $100,000). The Lifetime Income Amount will increase to $4,777.50(4.55% X $105,000).

     -    At the end of the second Contract Year, we will apply an Annual
          Credit to the Benefit Base and increase it again to $110,000 ($105,000 + 5% x $100,000). The Lifetime Income Amount will increase to $5,115(4.65% x $110,000).

Now assume you take an Excess Withdrawal during the third Contract Year that reduces the Benefit Base to $90,000, and you take no withdrawal and make an Additional Purchase Payment of $5,000 in the fourth Contract Year:

     - At the end of the third Contract Year, there is no Credit since you took a withdrawal during the year.

     - At the end of the fourth Contract Year, we will apply an Annual Credit to the Benefit Base. The Credit will be based on a Credit Rate of 6%, since you attain age 66 during the fourth Contract Year, and the reduced Benefit Base plus the Additional Purchase Payment (6% x ($90,000 + $5,000) = $5,700). The Benefit Base will increase to $100,700 ($90,000 + $5,000 + $5,700) and the Lifetime Income Amount
          will increase to $4,783.25 (4.75% x $100,700).


Step-Ups may increase one or more of our guarantees if your Contract has favorable investment performance.

STEP-UPS. The IPFL 12.11 Series Riders provide Step-Ups. We discuss how the Step-Up works below. The Step-Up compares your Contract Value, or a percentage of your Contract Value on a Step-Up Date, to certain previously calculated guaranteed amounts. Step-Up Dates coincide with the first Contract Anniversary after you purchase the Rider and every Contract Anniversary thereafter, up to and including the Age 95 Contract Anniversary. You will no longer be eligible for Step-Ups, however, if you decline a scheduled increase in the Rider fee rate (see "Rider Fees" earlier in this section).

We may change the Step-Up Dates for IPFL 12.11 Series Riders that we offer in the future. We may offer the Rider with Step-Up Dates that occur after the Rider has been in effect for more than one Contract Year, or that occur at intervals longer than one Contract Year. We also may shorten the period during which we provide Step-Up Dates. We do not expect the Step-Up Dates we may offer in the future to begin more than 5 Contract Years from the date you purchase a Rider, to occur at intervals greater than 5 Contract Years, or to end sooner than on the Age 75 Contract Anniversary, but we provide no assurance that we will continue to offer the Rider within these ranges. Once you purchase this Rider, however, the Step-Up Dates in effect when we issue the Rider will remain in effect for as long as the Rider remains in effect.

How Step-Ups Work. If the Contract Value on any Step-Up Date is greater than the Benefit Base (including any Credit) on that date, we will automatically step up the Benefit Base to equal the Contract Value (subject to the maximum Benefit Base limit of $3 million). We will also increase the Lifetime Income Amount (after the Lifetime Income Date) and the dollar amount of the Rider fee (see "Rider Fees" earlier in this section). The new Lifetime Income Amount will equal the Benefit Base value after the Step-Up multiplied by the Benefit Rate then in effect for your Rider, and the Rider fee will be based on the increased Benefit Base.

EXAMPLE. Assume that you purchase a Contract with an IPFL 12.11 Series Rider when you, the Covered Person, are 65, you take no withdrawals during the first three Contract Years, and the applicable Annual Credit Rate is 6%. Also assume that you purchase the Contract and Rider for $100,000, make no Additional Purchase Payments, and that the Contract Value on the third Contract Anniversary is $125,000. The Benefit Base on the third Contract Anniversary including the Annual Credits for the first three Contract Years is $118,000. Since the Contract Value of $125,000 is greater than the current Benefit Base including the Credit, the Benefit Base will increase to $125,000 and the Lifetime Income Amount will increase to $6,250 (5% x $125,000). If no withdrawals are taken in the fourth Contract Year, the Annual Credit on the fourth Contract Anniversary will equal $7,500 (6% x $125,000).

Impact of Additional Purchase Payments, Credits and Step-Ups on the Portfolio Stabilization Process. Please see Appendix B: "Impact of Transactions on Portfolio Stabilization Process" for additional information on the impact of Additional Purchase Payments, Credits and Step-Ups on the Portfolio Stabilization Process.

Step-Ups may occur only while an IPFL 12.11 Series Rider is in effect.

Withdrawals, Distributions and Settlements

OVERVIEW. The IPFL 12.11 Series Riders provide a guaranteed minimum withdrawal benefit during the Accumulation Period. In particular, the Riders will permit you to withdraw a minimum annual amount, for as long as a Covered Person lives, subject to the terms and conditions of each Rider. We may determine the amount of the initial guarantee after we issue your Contract, depending on the age of the Covered Person when we issue the Contract. We may increase the guarantee:

     - by one or more Credits if you make no withdrawals during certain Contract Years, up to limits described in the "Credits" sections, above;

     - as a result of a Step-Up of the guarantee (see preceding section) to reflect your then-current Contract Value on certain Contract Anniversary dates; or

     -    if you make an Additional Purchase Payment (up to specified limits).

Although the Riders guarantee a minimum annual withdrawal amount, you may take withdrawals of any amount of Contract Value during your Contract's Accumulation Period. We reduce your Contract Value and your death benefit each time you take a withdrawal. We will reduce the death benefit on a dollar for dollar basis for any withdrawals you make after the Lifetime Income Date until the total amount of withdrawals during a Contract Year equal the Lifetime Income Amount. Once your withdrawals exceed the Lifetime Income Amount, we will reduce the death benefit on a pro rata basis.

EXAMPLE: If you take a withdrawal of $8,000 when your Account Value is $80,000 and your Guaranteed Minimum Death Benefit is $100,000 and your Lifetime Income Amount is $5,000, we will reduce your Guaranteed Minimum Death Benefit dollar for dollar up to the Lifetime Income Amount and on a pro rata basis for the amount of the Excess Withdrawal. That means we will first reduce the Account Value to $75,000 and the Guaranteed Minimum Death Benefit to $95,000. We next reduce the Guaranteed Minimum Death Benefit by 4% ($3,000/$75,000) to $91,200 ($95,000 - 4% x $95,000).

PRO RATA WITHDRAWALS ONLY. Through your purchase of an IPFL 12.11 Series Rider with the Portfolio Stabilization Process, you authorize us to deem any request to take a withdrawal of Contract Value as a request to withdraw your requested Contract Value on a pro rata basis from each Investment Option (including the Bond PS Subaccount). Please read Appendix B: "Impact of Transactions on Portfolio Stabilization Process" for a description of the impact of pro rata withdrawals on the Portfolio Stabilization Process.

We will reduce the Benefit Base and Lifetime Income Amount if you take Excess Withdrawals.

EXCESS WITHDRAWALS. We reduce guaranteed minimum amounts for future withdrawals if you take withdrawals for more than the amount guaranteed under the terms of the Rider you select. Your future Lifetime Income Amount could be significantly reduced if:

     -    you take withdrawals prior to the Lifetime Income Date, or

     - your Contract Value declines due to poor investment performance to an amount that is less than your Benefit Base, and you then take Excess Withdrawals.

An Excess Withdrawal is:

     -    a withdrawal you take before the Lifetime Income Date; or

     - a withdrawal you take on or after the Lifetime Income Date that, together with all other withdrawals during a Contract Year , exceeds the Lifetime Income Amount for that Contract Year.

If you experience unfavorable investment performance, an Excess Withdrawal could result in substantial reductions to your Contract Value and Benefit Base. Your future Lifetime Income Amount could be significantly reduced, and if both your Contract Value and Benefit Base decline to zero before the Lifetime Income Date, you will lose your guaranteed minimum withdrawal benefit.

After the Lifetime Income Date, we do not consider withdrawals under our Life Expectancy Distribution program to result in an Excess Withdrawal unless you take additional withdrawals outside of that program. Please read Appendix B:
"Impact of Transactions on Portfolio Stabilization Process" for a description of the impact of Excess Withdrawals on the Portfolio Stabilization Process.

WITHDRAWALS BEFORE THE LIFETIME INCOME DATE. Each time you take a withdrawal before the Lifetime Income Date, we reduce the Benefit Base on a pro rata basis. This means that we reduce the Benefit Base in the same proportion that your Contract Value is reduced by the Withdrawal Amount.

EXAMPLE: Assume that you purchase a Contract with an IPFL 12.11 Series Rider that names you as the Covered Person when you are 45. Now assume that in the eighth Contract Year, when you are 53, the Contract Value is $80,000, the Benefit Base is $90,000, and you withdraw $5,000 of Contract Value.

In this case, you would reduce your Contract Value by 6.25% (i.e., $5,000/$80,000) and we would reduce your Benefit Base by the same percentage ($90,000 X 0.0625, or $5,625). The Benefit Base after the Excess Withdrawal would be $90,000 - $5,625, or $84,375. Please read Appendix B: "Impact of Transactions on Portfolio Stabilization Process" for a description of the impact of withdrawals before the Lifetime Income Date on the Portfolio Stabilization Process.

Note: Withdrawals may be taxable and if made prior to age 59 1/2 may be subject to a 10% penalty (see "VIII. Federal Tax Matters").

WITHDRAWALS AFTER THE LIFETIME INCOME DATE. Each time you take a withdrawal after the Lifetime Income Date, we first determine if the Withdrawal Amount is entirely or partially an Excess Withdrawal (i.e., a withdrawal that exceeds the Lifetime Income Amount when combined with any other withdrawal(s) for that Contract Year). If so, we will reduce the Benefit Base on a pro rata basis. We do this by reducing your Benefit Base in the same proportion that your Contract Value is reduced by the portion of the withdrawal that is an Excess Withdrawal.

Each time we reduce the Benefit Base, we also reduce the Lifetime Income Amount. We do this by multiplying the reduced Benefit Base by the Benefit Rate in effect for your Rider. We also will reduce the Benefit Base and the Lifetime Income Amount for each subsequent Excess Withdrawal that you take during that Contract Year.

EXAMPLE: Assume that you purchase a Contract with an IPFL 12.11 Series Rider. Also assume that when you are age 67, the Contract Value is $100,000, the Benefit Base is $110,000, and the Lifetime Income Amount is $5,500. If you withdraw $10,000, we would first reduce your Contract Value by the Lifetime Income Amount of $5,500 to $94,500. Next, since $4,500 of this withdrawal is an Excess Withdrawal, we would reduce your Benefit Base by 4.76% ($4,500/$94,500). The Benefit Base after the Excess Withdrawal would be $104,764
($110,000 -  .0476 X $110,000) and the Lifetime Income Amount would be
$5,238 (.05 X $104,764).

We do not reduce the Benefit Base and/or the Lifetime Income Amount:

     - if the withdrawals are taken under our Life Expectancy Distribution Program (as opposed to those withdrawals taken prior to the Lifetime Income Date, which do reduce the Benefit Base); or

     - if your total Withdrawal Amounts during a Contract Year are less than or equal to the Lifetime Income Amount.

The IPFL 12.11 Series Rider enters the Settlement Phase in any Contract Year that your Contract Value declines below the greater of $1,000 or the Lifetime Income Amount. See "Settlement Phase" below. The guaranteed minimum withdrawal benefit terminates if both the Contract Value and Benefit Base immediately after a withdrawal are equal to zero. Please read Appendix B: "Impact of Transactions on Portfolio Stabilization Process" for a description of the impact of withdrawals after the Lifetime Income Date on the Portfolio Stabilization Process.

IF YOU TAKE EXCESS WITHDRAWALS FROM YOUR CONTRACT, YOU RISK LOWERING THE LIFETIME INCOME AMOUNT GUARANTEED FOR FUTURE WITHDRAWALS, OR REDUCING THE AVAILABILITY OR AMOUNT OF FUTURE STEP-UPS.

PRE-AUTHORIZED WITHDRAWALS - THE INCOME MADE EASY PROGRAM. If you purchase a Contract with an IPFL 12.11 Series Rider, you can pre-authorize periodic withdrawals to receive amounts guaranteed under the Rider. We currently offer our Income Made Easy Program for Contracts with the Rider to provide income payments for the lifetime of the Covered Person. The full allowable amount is based on the Lifetime Income Amount. You can start taking withdrawals under the Income Made Easy Program no sooner than the earliest available Lifetime Income Date for the Rider you purchase.

The Income Made Easy Program allows you to select: (A) the annual guaranteed amount ("full allowable amount") under your Rider, which will automatically increase to reflect an increase in the annual guaranteed amount under the Rider resulting from a Step-Up or an Additional Purchase Payment; (B) the full allowable amount and any increases in Contract Value above that amount at the end of a Contract Year resulting from investment gains in your Contract at the end of that Contract Year (this option will reduce your ability to obtain Step-Ups after you enroll in the program); (C) the full allowable amount plus any amount under our Life Expectancy Distribution Program that would exceed the full allowable amount; (D) the annual amount under our Life Expectancy Distribution Program (in lieu of the full allowable amount); or (E) a specified dollar amount that is less than the full allowable amount. We may make additional options available in the future or upon request.

Your participation in the Income Made Easy Program will be suspended (i.e., we will not process any further withdrawals under the Program until you re-enroll) if:

     -    you select option A, B or C; and

     - you take an additional withdrawal outside the Income Made Easy Program in any Contract Year in which the program is in effect.

Income Made Easy withdrawals, like other withdrawals:

     - may be subject to income tax (including withholding for taxes) and, if your Rider calculates an annual guaranteed amount before age 59 1/2, a 10% penalty tax under the Code;

     -    reduce the death benefit and other optional benefits;

     - cancel your eligibility to earn a Credit under the provisions of your Income Plus For Life(R) 12.11 Series Rider during any Contract Year in which you receive a payment under the program; and

     -    may reduce your ability to obtain Step-Ups.

If you are interested in the Income Made Easy Program, you may obtain a separate authorization form and full information concerning the program and its restrictions from your financial advisor or our Annuities Service Center. There is no charge for participation in this program. We will, however, suspend your participation in the Systematic Withdrawal Program (see "Special Withdrawal Services - The Systematic Withdrawal Program" in "V. Description of the Contract") if you enroll in the Income Made Easy Program. Please read Appendix
B: "Impact of Transactions on Portfolio Stabilization Process" for a description of the impact of withdrawals under the Income Made Easy Program on the Portfolio Stabilization Process.

PRE-AUTHORIZED WITHDRAWALS - LIFE EXPECTANCY DISTRIBUTION PROGRAM. If you purchase a Contract with an IPFL 12.11 Series Rider, you may request of us in writing, in a form acceptable to us and received at our Annuities Service Center, to pay you withdrawals that we determine to be part of a series of substantially equal periodic payments over your "life expectancy" (or, if applicable, the joint life expectancy of you and your spouse). The Life Expectancy Distribution Program may provide one or more of the following:

     - Pre-59 1/2 Distributions - these are payments made at the request of the Owner that are intended to comply with Code section 72(q)(2)(D) or section 72(t)(2)(A)(iv); or

     - Nonqualified Death Benefit Stretch Distributions - these are payments made to the Beneficiary that are intended to comply with and may not deviate from Code section 72(s)(2); or

     - Required Minimum Distributions and Qualified Death Benefit Stretch Distributions - these are payments we calculate to comply with Code section 401(a)(9), section 408(a)(6), section 408(b)(3), or section 408A(c)(5)). For further information on such distributions, please see "VIII. Federal Tax Matters - Required Minimum Distributions."

Each withdrawal under our Life Expectancy Distribution program will reduce your Contract Value. We will reduce your Benefit Base proportionally by the amount of the withdrawal if you take a withdrawal under the Life Expectancy Distribution program prior to the Lifetime Income Date. We will not reduce your Benefit Base or Lifetime Income Amount if a withdrawal under the Life Expectancy Distribution program on or after the Lifetime Income Date (for an amount we calculate based on our current understanding and interpretation of federal tax law) causes total withdrawals during a Contract Year to exceed the Lifetime Income Amount and all withdrawals during that year were under our Life Expectancy Distribution program. The Life Expectancy Distribution program ends when certain amounts described in the Rider are depleted to zero. We may make further distributions as part of the Settlement Phase for the Rider you purchase.

If you are interested in the Life Expectancy Distribution Program, you may obtain further information concerning the program and its restrictions from your financial advisor or our Annuities Service Center. There is no charge for participation in this program. To take withdrawals under the Life Expectancy Distribution Program, you must participate in the Income Made Easy Program (see "Pre-Authorized Withdrawals - The Income Made Easy Program" above).

Under our Life Expectancy Distribution program, each withdrawal will be in an amount that we determine to be your Contract's share of all life expectancy distributions, based on information that you provide and our understanding of the Code. We reserve the right to make any changes we deem necessary to comply with the Code and Treasury Department regulations. Please read Appendix B:
"Impact of Transactions on Portfolio Stabilization Process" for a description of the impact of withdrawals under the Life Expectancy Distribution program on the Portfolio Stabilization Process.

We base our Life Expectancy Distribution calculations on our understanding and interpretation of the requirements under tax law applicable to Pre-59 1/2 Distributions, Required Minimum Distributions, Nonqualified Death Benefit Stretch Distributions and Qualified Death Benefit Stretch Distributions. You should discuss these matters with a qualified tax advisor.

SETTLEMENT PHASE. We automatically begin making payments to you under the "Settlement Phase" of an IPFL 12.11 Series Rider if your Contract Value reduces below a minimum required amount and you satisfy the conditions described in the Rider. During the Settlement Phase, the Contract will continue but all other rights and benefits under the Contract, including death benefits and any optional benefit Riders, terminate. We will not accept Additional Purchase Payments for, apply additional Credits or make any Step-Ups to, or deduct any charges from an IPFL 12.11 Series Rider during the Settlement Phase. You cannot annuitize once the Settlement Phase begins.

The minimum required amount to trigger the Settlement Phase under an IPFL 12.11 Series Rider is a Contract Value that is less than or equal to the greater of:

     - the Lifetime Income Amount (or, if less, any remaining Lifetime Income Amount), or

     -    $1,000.

EXAMPLE: Assume that you purchase a Contract with an IPFL 12.11 Series Rider and the Lifetime Income Amount is equal to $5,000. Also assume that the Contract Value declines to $4,950. Since the Contract Value is less than the Lifetime Income Amount, the Rider will enter its Settlement Phase and we will begin automatically making payments that total $5,000 per year as long as the Covered Person (either Covered Person for IPFL - Joint Life 12.11) remains alive.

There is no Settlement Phase under an IPFL 12.11 Series Rider if you take any withdrawal before the earliest available Lifetime Income Date and the Contract Value declines to zero during the Contract Year of the withdrawal.

The settlement amount we pay to you under the Rider varies:

     - At the start of the Settlement Phase, we will pay an initial settlement amount equal to the remaining Lifetime Income Amount for that Contract Year and make additional annual payments of the Lifetime Income Amount as long as a Covered Person is living.

     - If the Settlement Phase begins before the earliest available Lifetime Income Date, we will begin making annual settlement payments following the earliest available Lifetime Income Date as long as the Covered Person is living. In this case, the annual amount will equal the Lifetime Income Amount (i.e., the Benefit Base at the Lifetime Income Date multiplied by the Benefit Rate then in effect).

     - In lieu of annual payments of the settlement amount, we will permit you to elect monthly, quarterly or semi-annual installment payments of the Lifetime Income Amount.

Additional Annuity Options

In addition to the traditional Annuity Options we provide under the Contract, we provide additional Annuity Options for Contracts issued with an IPFL 12.11 Series Rider ("IPFL Alternate Annuity Options"). These IPFL Alternate Annuity Options are only available for Annuity Commencement Dates no earlier than the first day of the month following the later of the 90th birthday of the oldest Annuitant or the tenth Contract Anniversary. The IPFL Alternate Annuity Options are designed so that you will receive annuity payments that are no less than the Lifetime Income Amount at the time of annuitization, but you could receive larger payments, depending on your investment experience prior to annuitization. The Annuity Options available to you are described in detail in "V. Description of the Contract - Pay-out Period Provisions."

Comparison between Guaranteed Minimum Withdrawal Benefits and Annuity Payments

If you choose to take withdrawals under one of our IPFL 12.11 Series Riders, it is not the same as receiving annuity payments upon annuitization (as described in "Pay-out Period Provisions" in "V. Description of the Contract").

When you take withdrawals:

     -    you will have the flexibility to start and stop withdrawals;

     - you will have the flexibility to choose an amount of your withdrawal that is less than or equal to your Lifetime Income Amount (without reducing your future available Lifetime Income Amount);

     - you will have the ability to surrender your Contract for the cash surrender value (Contract Value minus any applicable charges and premium taxes), if any;

     -    you reduce the Contract Value available for annuitization; and

     - you may receive less favorable tax treatment of your withdrawals than annuity payments would provide. See "VIII. Federal Tax Matters" for information on tax considerations related to optional benefit Riders.

When you annuitize:

     - you will receive annuity payments that will be fixed in amount (or in the number of units paid for Variable Annuity payments);

     - your annuity payments will not vary in timing once they commence (for as long as we are due to pay them to you);

     -    you will no longer have access to the Contract Value; and

     - your Annuity Payments may receive more favorable tax treatment than guaranteed minimum withdrawal benefits. See "VIII. Federal Tax Matters" for information on tax considerations related to optional benefit Riders.

SPECIAL CONSIDERATION ON ANNUITIZATION. The Contract does not permit you to make a partial annuitization. You must apply your entire Contract Value to an Annuity Payment Option. You probably will not want to purchase a Contract, with or without an IPFL 12.11 Series Rider, if you are primarily interested in receiving the tax treatment available to annuity contracts that permit you to apply a portion of a deferred annuity contract's cash value to a stream of annuity payments and retain the balance in the accumulation phase.

Impact of Death Benefits

The IPFL 12.11 Series Rider ends if (a) a death benefit becomes payable during the Accumulation Period (but before the Settlement Phase under the Rider), and
(b) the Beneficiary takes the death benefit provided under the terms of the Contract as a lump sum under our current administrative procedures. In cases where the Rider continues, we will determine the Adjusted Benefit Base and the Rider fee based on the date we determine the death benefit, and anniversaries of that date, instead of the initial Contract Anniversary date.

If the Beneficiary does not take the death benefit as a lump sum, the following will apply:

IF THE DECEASED OWNER IS:      THEN THE IPFL 12.11 SERIES RIDER:
--------------------------     -----------------------------------------------------------------------------------------------------
1. Not the Covered Person      -   may continue if the Beneficiary elects to continue the Contract. We will automatically increase the Benefit Base to equal the initial death benefit we determine, if the death benefit is greater than the Benefit Base prior to our determination. We will also recalculate the
                                   Lifetime Income Amount to equal the Benefit Rate then in effect multiplied by the recalculated
                                   Benefit Base and will assess the Rider Fee based on the recalculated Benefit Base.

                               -   enters its Settlement Phase if a subsequent withdrawal causes the Contract Value to fall below a minimum required amount.

                               -   continues to be eligible for any remaining Credits and Step-Ups, but we will change the date we determine and apply these benefits to future anniversaries of the date we determine the initial death benefit.

2. The Covered Person          -   ends without any further benefit.

If you die during the Settlement Phase, the only death benefits we provide are the remaining settlement payments that may become due under an IPFL 12.11 Series Rider. If the Covered Person dies during the Settlement Phase, we reduce the Lifetime Income Amount to zero and make no further payments.

The entire interest must be distributed within five years of the Owner's death, except in the case where the Beneficiary is an individual. In that case, the Beneficiary may choose to receive any remaining settlement payments over a period not extending beyond the life expectancy of the Beneficiary beginning within one year of the Owner's death. We continue to assess the mortality and expense risks charge during this period, even though we bear only the expense risk and not any mortality risk (see "VII. Charges and Deductions - Mortality and Expense Risks Fee").

INCOME PLUS FOR LIFE - JOINT LIFE(R) 12.11. If the Beneficiary continues a Contract in force following the death of an Owner, coverage under an Income Plus For Life - Joint Life(R) 12.11 Rider ends if the deceased Owner is the last Covered Person under the Rider. If the Beneficiary continues a Contract in force following the death of an Owner, coverage under the Rider may continue only if:
(a) the deceased Owner is the first Covered Person under the Rider to die; and either (b) the surviving Covered Person is a spousal Beneficiary or (c) a Qualified Plan is the non-spousal Beneficiary and the surviving Covered Person is a spouse of the deceased Owner. If the death benefit is greater than the Contract Value, we will increase the Contract Value to equal the amount of the death benefit (but will not increase the Benefit Base, Lifetime Income Amount, Credits or Step-Ups).

If the Rider continues, we will determine the Adjusted Benefit Base and the Rider fee based on the date we determine the death benefit, and anniversaries of that date, instead of the initial Contract Anniversary date.

Death of First Covered Person. If the first Covered Person to die is an Owner of the Contract (or deemed to be an Owner if the Owner is a non-natural person), the surviving Covered Person may elect to continue periodic distributions under the Contract in lieu of receiving the Contract's death benefit as a lump sum under our current administrative procedures. (See "Death after Removal of a Covered Person" below if there is no surviving Covered Person.) If the Contract continues, the Income Plus For Life - Joint Life(R) 12.11 Rider will continue. We will continue to provide the Lifetime Income Amount guarantee only for the lifetime of the surviving Covered Person and continue to charge the Income Plus For Life - Joint Life(R) 12.11 Rider fee (see "Rider Fees - Fee for Income Plus For Life(R) 12.11 Series Riders" earlier in this section). If the death benefit is greater than the Contract Value, we will increase the Contract Value only to equal the amount of the death benefit (but will not make any adjustments to the Benefit Base, Lifetime Income Amount, Credits or Step-Ups). We will treat any distribution of death benefits under a Contract as a "withdrawal" for purposes of subsequent calculations of the Benefit Base and the Lifetime Income Amount.

If the first Covered Person to die is not the Owner (and is not deemed to be an Owner if the Owner is a non-natural person), no death benefit is payable under the Contract. The Rider will continue in effect and we will base the duration of the Lifetime Income Amount only on the lifetime of the surviving Covered Person. We will continue to charge the Income Plus For Life - Joint Life(R) 12.11 Rider fee; however, we will make no adjustments to the Contract Value or make any adjustments to the Benefit Base, Lifetime Income Amount, Credits, or Step-Ups.

Death of Last Covered Person. If the surviving Covered Person dies while the Income Plus For Life - Joint Life(R) 12.11 Rider is in effect, we will reduce the Lifetime Income Amount to zero and we make no additional payments under the Rider to the Beneficiary.

Death after Removal of a Covered Person. In certain instances, a person initially designated as a Covered Person may be removed as a Covered Person from the Rider. If that happens and:

     - if the removed Covered Person subsequently dies, there will be no impact on the guarantees provided by the Rider in most cases; and

     - if the remaining Covered Person subsequently dies, we will consider that Covered Person to be the "last" Covered Person and the Rider will terminate.

Death Benefits during the Settlement Phase. If death occurs during an Income Plus For Life - Joint Life(R) 12.11 Rider's Settlement Phase, the only death benefit we provide is the remaining settlement payments that may become due under that Rider. If the death of the first Covered Person occurs while the Rider is in its Settlement Phase, no additional death benefit is payable under the Contract and, in most instances, we will continue to make settlement payments in the same manner as before the death. If the death occurs before the Lifetime Income Date, we will compute a Lifetime Income Amount during the Settlement Phase on the later of the Lifetime Income Date or the date we receive notice of the death of the first Covered Person. Settlement payments will equal the Lifetime Income Amount. WE MAY LIMIT THE ABILITY OF THE SURVIVING COVERED PERSON TO CHOOSE A SETTLEMENT PAYMENT AMOUNT AND DURATION THAT DIFFERS FROM THE AMOUNT AND DURATION IN EFFECT BEFORE THE DEATH OF THE FIRST COVERED PERSON.

Termination of Rider

These Riders will terminate upon a change in ownership (or assignment) of the Contract unless the new owner or assignee meets the qualifications specified in the Termination provision of the respective Rider. A change of the Annuitant also could result in termination of these Riders. We will permit you to change ownership (or make an assignment) of the Contract without terminating the respective Rider when the existing Owner is a legal entity and the new Owner is another legal entity if (a) the new Owner has the same taxpayer identification number as the previous Owner, (b) you transfer ownership from a custodian to the Annuitant, or vice versa, or (c) you transfer ownership from a legal entity to another entity that is satisfactory to us.

You may not terminate an IPFL 12.11 Series Rider once it is in effect. However, an IPFL 12.11 Series Rider will terminate automatically upon the earliest of:

     - the date a death benefit is payable and the Beneficiary takes the death benefit as a lump sum under the terms of the Contract;

     -    the date an Annuity Option begins;

     -    the date the Contract Value and the Benefit Base both equal zero;

     -    (for IPFL 12.11) the death of the Covered Person;

     - (for IPFL - Joint Life 12.11) the death of the last Covered Person remaining under the Rider;

     - the date a new Rider becomes effective under any exchange program that we may make available;

     -    the date the Owner is changed or the Contract is assigned, unless

          - the new Owner is a guardian, a custodian or a trust established for the sole benefit of the previous Owner; or

          - the new Owner is an individual and the previous Owner was a guardian, a custodian or a trust established for the sole benefit of that individual; or

          - the change is from one guardian, custodian or trust established for the sole benefit of an individual to another guardian, custodian or trust established for the sole benefit of that individual; or

          - the Ownership is transferred to the Owner's spouse following the death of the Owner; or.

          - the Contract is assigned to a guardian, a custodian or a trust established for the sole benefit of the previous Owner; or

          -    the assignment is for purposes of a tax qualified exchange; or

     -    termination of the Contract.

You should consult with your financial advisor to assist you in determining whether an IPFL 12.11 Series Rider is suited for your financial needs and investment risk tolerance. The addition of a Rider to a Contract may not always be in your interest since an additional fee is imposed annually for this benefit and a Covered Person must reach the Lifetime Income Date and remain living for you to receive certain benefits. Furthermore, Contracts with an IPFL 12.11 Series Rider contain different Variable Investment Options and special investment limitations and conditions than otherwise available under the Contract and require you to defer taking withdrawals to receive certain benefits; an IPFL 12.11 Series Rider contains age caps and limitations on a Contract Owner's rights and benefits at certain ages and values; and provides no guaranteed minimum withdrawal benefits once payments begin under certain Annuity Options described in the Prospectus. You should carefully consider each of these factors before deciding if an IPFL 12.11 Series Rider is suitable for your needs, especially at older ages.

Tax Considerations

Withdrawals may be taxable and may be subject to a 10% penalty tax if made prior to age 59 1/2. See "VIII. Federal Tax Matters" for additional information on tax considerations related to optional benefit Riders.

ANNUAL STEP-UP DEATH BENEFIT

If available in your state, you may elect the optional Annual Step-Up Death
Benefit:

     - for an additional charge of 0.30% of the value of the Variable Investment Options;

     - as long as the oldest Owner of a Contract is not age 75 or older at the time of purchase (we impose this restriction because the Annual Step-Up Death Benefit would be zero if the oldest Owner were age 75 or older on the effective date of the Rider); and


     - if you do not intend the Contract to be used with an IRA you inherited from someone else (sometimes referred to as a "Beneficiary IRA"), unless you are the spouse of the decedent and own the IRA in your own name.

Election of this optional benefit may only be made at the time the Contract is issued and, once made, is irrevocable. If you purchase this Rider but not an IPFL 12.11 Series Rider, you must limit your investment allocations of Net Purchase Payments and Contract Value to the Investment Options we make available with the Contract, and you may not allocate Purchase Payments or Contract Value to the Investment Options we make available with our Income Plus For Life(R)
12.11 Series Riders. If you purchase this Rider and an IPFL 12.11 Series Rider, you must limit your investment allocations of Net Purchase Payments and Contract Value to the Investment Options we make available with the Income Plus For Life(R) 12.11 Series Rider. Please consult your registered representative or contact our Annuities Service Center at the address or phone number shown on page ii of this Prospectus for information on whether the Rider is available in your state.

Rider Benefit

The amount of the death benefit for the optional Annual Step-Up Death Benefit is the greater of:

     - the death benefit described under "Death Benefit During Accumulation Period"; or

     -    the Annual Step-Up Death Benefit.

The Annual Step-Up Death Benefit is the greatest Anniversary Value after the effective date of the Optional Annual Step-Up Death Benefit up to and including the Contract Anniversary after the 75th birthday of the oldest Owner at issue of the Contract or the date of death of any Owner, whichever is earliest.

ANNIVERSARY VALUE. For purposes of the Rider, the Anniversary Value is equal to the Contract Value on each Contract Anniversary, plus any subsequent Purchase Payments, less any amounts deducted in connection with withdrawals since the Contract Anniversary. The amount deducted in connection with withdrawals will be on a pro rata basis and will be equal to (a) multiplied by (b) where:

     (a) is equal to the optional Annual Step-Up Death Benefit prior to the withdrawal; and

     (b) is equal to the Withdrawal Amount divided by the Contract Value prior to the withdrawal.

CONTINUATION OF RIDER UPON DEATH OF OWNER. If the Beneficiary under the Contract is the Contract Owner's surviving spouse and elects to continue the Contract, the Contract and the Optional Annual Step-Up Death Benefit will continue with the surviving spouse as the new Contract Owner, subject to our issue age rules. For purposes of calculating the Optional Annual Step-Up Death Benefit payable upon the death of the surviving spouse, the death benefit paid upon the first Owner's death will be treated as a payment to the Contract. In addition, all payments made and all amounts deducted in connection with withdrawals prior to the date the first death benefit is paid will be excluded from consideration in determining the optional Annual Step-Up Death Benefit. In determining the optional Annual Step-Up Death Benefit, the Anniversary Values for all prior Contract Anniversaries are set to zero as of the date the first death benefit is paid.

Termination of the Optional Annual Step-Up Death Benefit

The Optional Annual Step-Up Death Benefit will terminate upon the earliest to occur of:

     (a)  the date the Contract terminates;

     (b)  the Maturity Date;

     (c)  the date on which the Optional Annual Step-Up Death Benefit is paid;
          or

     (d)  the date the Owner is changed or the Contract is assigned, unless

          (i) the new Owner is a guardian, a custodian or a trust established for the sole benefit of the previous Owner; or

          (ii) the new Owner is an individual and the previous Owner was a guardian, a custodian or a trust established for the sole benefit of that individual; or

          (iii)the change is from one guardian, custodian or trust established for the sole benefit of an individual to another guardian, custodian or trust established for the sole benefit of that individual; or

          (iv) the Ownership is transferred to the Owner's spouse following the death of the Owner; or.

          (v) the Contract is assigned to a guardian, a custodian or a trust established for the sole benefit of the previous Owner; or

          (vi) the assignment is for purposes of a tax qualified exchange.

Annual Step-Up Death Benefit Fee

A daily charge in an amount equal to 0.30% of the value of each variable Investment Account on an annual basis is deducted from each Subaccount for the Annual Step-Up Death Benefit.

Qualified Plans

If you intend to use your Contract in connection with a Qualified Plan, including an IRA, you should consider the effects that the death benefit provided under the Contract (with or without Annual Step-Up Death Benefit) may have on your plan. Please consult your own qualified tax advisor.

THE ADDITION OF THE ANNUAL STEP-UP DEATH BENEFIT TO A CONTRACT MAY NOT ALWAYS BE IN YOUR INTEREST SINCE AN ADDITIONAL FEE IS IMPOSED FOR THIS BENEFIT AND WE PROVIDE NO ASSURANCE THAT INVESTMENT PERFORMANCE WILL BE SUFFICIENT TO RESULT IN AN INCREASED DEATH BENEFIT.

                          VII. Charges and Deductions

We assess charges and deductions under the Contracts against Purchase Payments, Contract Values or withdrawal or annuity payments. In addition, there are deductions from and expenses paid out of the assets of the Portfolios that are described in the Portfolio prospectus. For information on the optional benefits fees, see "VI. Optional Benefits."

FRONT-END SALES CHARGES

To compensate us for assuming certain distribution expenses, we calculate a "front-end" sales charge each time you make a Purchase Payment, and deduct it from that payment. Each front-end sales charge is a percent of the corresponding Purchase Payment. The sales charge applicable to one Purchase Payment may differ from the sales charge applicable to a different Purchase Payment. That is because we base the sales charge on a "Cumulative Value" calculated at the time we receive your Purchase Payment.

Cumulative Value means the sum of:

     (1) the current Purchase Payment and, if making an Additional Purchase Payment,

     (2)  the greater of:

          (a)  your Contract Value, or

          (b)  the sum of all previous Purchase Payments minus any withdrawals.

We apply the following sales charge (shown as a percentage of your Purchase Payment in the following table) at the time you make a Purchase Payment:

                               THE FRONT-END SALES CHARGE ON YOUR PURCHASE
IF YOUR CUMULATIVE VALUE IS:                   PAYMENT IS:
----------------------------   -------------------------------------------
      Up to $49,999.99                             5.50%
    $50,000 to $99,999                             4.50%
   $100,000 to $249,999                            3.50%
   $250,000 to $499,999                            2.50%
   $500,000 to $999,999                            2.00%
    $1,000,000 and over                            1.00%

LETTER OF INTENT. Using a Letter of Intent may permit you to receive a more favorable sales charge. We will apply an applicable lower sales charge to your Purchase Payment if you provide us with satisfactory evidence (referred to as a "Letter of Intent") that, in the 13 months from the date we receive your Letter of Intent (the "13 month Letter of Intent completion period"), your Cumulative Value will satisfy the requirements for the lower percentage. You are not obligated to reach your Cumulative Value goal. If you do not make the Cumulative Value you indicated within the 13 month Letter of Intent completion period, we will deduct an additional charge from your Contract equal to the difference between the sales charge determined with the intended Cumulative Value and the sales charge determined with the actual Cumulative Value made during the 13 month Letter of Intent completion period.

If the value of such accumulation units declines, we will recover the full amount of any additional sales charge. Therefore, you bear the risk that, if your Letter of Intent is not completed, the value of your Contract may be less than it might have been had your Letter of Intent not been executed. If the amount recovered exceeds the Contract Value, we reserve the right to terminate your Contract without value. Any additional sales charge will be deducted from each Investment Option in the same proportion that the value of the Investment Account of each Investment Option bears to the Contract Value.

EXAMPLE: If your initial Purchase Payment is $85,000 and you provide a Letter of Intent indicating that you intend to make a subsequent Purchase Payment of $25,000 within 13 months, then we will apply the sales charge of 3.50% based on the expected $110,000 total Purchase Payments. When we receive the $85,000 payment, we will deduct a sales charge of $2,975 (.035 x $85,000). If we receive the subsequent payment of $25,000, we will deduct a sales charge of $875 (.035 x $25,000) from that payment. If we do not receive any payments after the initial Purchase Payment of $85,000, we will determine what the sales charge would have been based on the actual payment, $3,825 (.045 x $85,000). We will deduct an additional $850, the difference between this charge and the charge that was applied based on the Letter of Intent.

IF YOU FAIL TO INFORM US THAT YOU INTEND TO SUBMIT MULTIPLE PURCHASE PAYMENTS WITHIN 13 MONTHS, YOU MAY BE CHARGED A HIGHER SALES CHARGE.

ANNUAL CONTRACT FEE

We will deduct each year an annual Contract fee of $50 as partial compensation for the cost of providing all administrative services attributable to the Contracts and the operations of the Separate Accounts and the Company in connection with the Contracts. However, we will waive the annual Contract fee if you are registered for electronic delivery of your transaction confirmations. Please contact the John Hancock Annuities Service Center at the applicable telephone number or Internet address shown on page ii of this Prospectus for more information on electronic transactions.

We deduct this administration fee on each Contract Anniversary during the Accumulation Period. It is withdrawn from each Investment Option in the same proportion that the value of such Investment Option bears to the Contract Value. If you withdraw the entire Contract Value on a day other than the Contract Anniversary, we will deduct the $50 Contract fee from the amount paid. During the Pay-out Period, we deduct the fee on a pro rata basis from each annuity payment.

ASSET-BASED CHARGES

We deduct asset-based charges daily to compensate us primarily for our administrative and distribution expenses, and for the mortality and expense risks we assume under the Contracts.

Administration Fee

We allocate a portion of the asset-based charges, as shown in "III. Fee Tables," to help cover our administrative expenses. We deduct from each of the Subaccounts a daily charge, at an annual effective rate of 0.15% of the value of each corresponding Variable Investment Option, to reimburse us for administrative expenses. The charge will be reflected in the Contract Value as a proportionate reduction in the value of each Variable Investment Option. Even though administrative expenses may increase, we guarantee that the amount of the administration fees will not increase as a result.

Mortality and Expense Risks Fee

The mortality risk we assume is the risk that Annuitants may live for a longer period of time than we estimate. We assume this mortality risk by virtue of annuity payment rates incorporated into the Contract which cannot be changed. This assures each Annuitant that his or her longevity will not have an adverse effect on the amount of annuity payments. We also assume mortality risks in connection with our guarantee that, if the Contract Owner dies during the Accumulation Period, we will pay a death benefit (see "V. Description of the Contract - Accumulation Period Provisions - Death Benefit During Accumulation Period"). The expense risk we assume is the risk that the administration charges, distribution charge, or sales charges may be insufficient to cover actual expenses.

To compensate us for assuming these risks, we deduct from each of the Subaccounts a daily charge at an annual effective rate of 0.65% of the value of the Variable Investment Options. The rate of the mortality and expense risks charge cannot be increased. The charge was established to continue for the duration of the contractual obligations consistent with pooling of risks, the persistency of certain risks, and the unpredictability of the time and nature of their occurrence. The charge is assessed on all active Contracts, including Contracts continued by a Beneficiary upon the death of the Contract Owner or continued under any annuity option payable on a variable basis. If the charge is insufficient to cover the actual cost of the mortality and expense risks assumed, we will bear the loss. Conversely, if the charge proves more than sufficient, the excess will be profit to us and will be available for any proper corporate purpose including, among other things, payment of distribution expenses. In cases where no death proceeds are payable (e.g., for Contracts continued by a Beneficiary upon the death of the Owner), or under the Period Certain Only Annuity Option, if you elect benefits payable on a variable basis, we continue to assess the Contractual mortality and expense risks charge, although we bear only the expense risk and not any mortality risk.

REDUCTION OR ELIMINATION OF CHARGES AND DEDUCTIONS
(John Hancock USA Contracts only; not available in New York)

In addition to the reductions available on front-end sales charges (see "Front-End Sales Charges" above), we may reduce or eliminate the amount of the charges or any administrative charge or other deductions from Purchase Payments for certain Contracts where permitted by state law. These Contracts would involve sales that are made to individuals or to a group of individuals in a manner that results in savings of sales or maintenance expenses or that we expect may result in reduction of other risks that are normally associated with the Contracts. We will determine entitlement to such a reduction in the charges or deductions in the following manner:

     - We will consider the size and type of group to which sales are to be made. Generally, per-Contract sales expenses for a larger group are smaller than for a smaller group because of the ability to implement large numbers of Contracts with fewer sales contacts.

     - We will consider the total amount of Purchase Payments to be received. Per-dollar sales expenses are likely to be less on larger Purchase Payments than on smaller ones.

     - We will consider the nature of the group or class for which the Contracts are being purchased including the expected persistency, mortality or morbidity risks associated with the group or class of Contracts.

     - We will consider any prior or existing relationship with us. Per-Contract sales expenses are likely to be less when there is a prior or existing relationship because of the likelihood of implementing the Contract with fewer sales contacts.

     - We will consider the level of commissions paid to selling broker-dealers. Certain broker-dealers may offer the Contract in connection with financial planning programs offered on a fee-for-service basis. In view of the financial planning fees, such broker-dealers may elect to receive lower commissions for sales of the Contracts, thereby reducing our sales expenses.

     - There may be other circumstances of which we are not presently aware, which could result in reduced expenses.

If after consideration of the foregoing factors, we determine that there will be a reduction in expenses, we will provide a reduction in the charges or deductions. We will eliminate the sales charge when a Contract is issued to officers, trustees, directors or employees (or a relative thereof) of ours or of any of our affiliates, or of the John Hancock Variable Insurance Trust ("Eligible Employee"). We will also eliminate the sales charge when a Contract is issued to an employee or financial advisor of the broker-dealer. The sales charge waiver is not available to relatives of Eligible Employees or employees or financial advisors of the broker-dealer in the state of New York. See "IX. General Matters - Contracts Sold Directly Without Payment of Any Sales Compensation"). In no event will we permit reduction or elimination of the charges or deductions where that reduction or elimination will be unfairly discriminatory to any person. We reserve the right to modify, suspend or terminate any reductions or waivers of sales charges at any time. For further information, contact your financial advisor.

PREMIUM TAXES

We will charge you for premium taxes to the extent we incur them and reserve the right to charge you for new taxes we may incur.

We make deductions for any applicable premium or similar taxes. Currently, certain local jurisdictions assess a tax of up to 3.5% of each Purchase Payment.

In most cases, and subject to applicable state law, we deduct a charge in the amount of the tax from the total value of the Contract only at the time of annuitization, death, surrender, or withdrawal. We reserve the right, however, to deduct the charge from each Purchase Payment at the time it is made. We compute the amount of the charge by multiplying the applicable premium tax percentage by the amount you are withdrawing, surrendering, annuitizing or applying to a death benefit.

                     PREMIUM TAX RATES(1)
STATE OR        QUALIFIED       NONQUALIFIED
TERRITORY       CONTRACTS         CONTRACTS
---------  -------------------  -------------
CA                       0.50%          2.35%
ME(2)                    0.00%          2.00%
NV                       0.00%          3.50%
SD(2)                    0.00%          1.25%(3)
TX(4)                    0.04%          0.04%
WV                       1.00%          1.00%
WY                       0.00%          1.00%

----------
(1)   Based on the state of residence at the time the tax is assessed.

(2)   We pay premium tax upon receipt of Purchase Payment.

(3)   0.80% on Purchase Payments in excess of $500,000.

(4)   Referred to as a "maintenance fee."

                           VIII. Federal Tax Matters

INTRODUCTION

The following discussion of the federal income tax treatment of the Contract is not exhaustive, does not purport to cover all situations, and is not intended as tax advice. The federal income tax treatment of an annuity contract is unclear in certain circumstances, and you should consult a qualified tax advisor with regard to the application of the law to your circumstances. This discussion is based on the Code, Treasury Department regulations, and Internal Revenue Service ("IRS") rulings and interpretations existing on the date of this Prospectus. These authorities, however, are subject to change by Congress, the Treasury Department and judicial decisions.

This discussion does not address state or local tax consequences associated with the purchase of a Contract. IN ADDITION, WE MAKE NO GUARANTEE REGARDING ANY TAX TREATMENT -- FEDERAL, STATE, OR LOCAL -- OF ANY CONTRACT OR OF ANY TRANSACTION INVOLVING A CONTRACT.

OUR TAX STATUS

We are taxed as a life insurance company. Under current tax law rules, we include the investment income (exclusive of capital gains) of a Separate Account in our taxable income and take deductions for investment income credited to our "policyholder reserves." We are also required to capitalize and amortize certain costs instead of deducting those costs when they are incurred. We do not currently charge a Separate Account for any resulting income tax costs. We also claim certain tax credits or deductions relating to foreign taxes paid and dividends received by the Portfolios. These benefits can be material. We do not pass these benefits through to a Separate Account, principally because: (i) the deductions and credits are allowed to the Company and not the Contract owners under applicable tax law; and (ii) the deductions and credits do not represent investment return on Separate Account assets that is passed through to Contract owners.

The Contracts permit us to deduct a charge for any taxes we incur that are attributable to the operation or existence of the Contracts or a Separate Account. Currently, we do not anticipate making a charge for such taxes. If the level of the current taxes increases, however, or is expected to increase in the future, we reserve the right to make a charge in the future. (Please note that this discussion applies to federal income tax but not to any state or local taxes.)

SPECIAL CONSIDERATIONS FOR OPTIONAL BENEFITS

At present, the IRS has not provided guidance as to the tax treatment of charges for optional benefits to an annuity contract. The IRS might take the position that each charge associated with these optional benefits is deemed a withdrawal from the contract subject to current income tax to the extent of any gains and, if applicable, the 10% penalty tax for premature withdrawals. We do not currently report charges for optional benefits as withdrawals, but we may do so in the future if we believe that the IRS would require us to report them as such.

When you take a withdrawal under a Nonqualified Contract, it ordinarily is taxable only to the extent it does not exceed gain in the Contract, if any, at the time of the withdrawal. Under current IRS guidance, we expect to determine gain on a withdrawal, including withdrawals during the "Settlement Phase" of an IPFL 12.11 Series Rider, using the Contract Value. See "VI. Optional Benefits" for a description of the IPFL 12.11 Series Riders available under the Contracts. It is possible, however, that the IRS may take the position that the value of amounts guaranteed to be available in the future should also be taken into account in computing the taxable portion of a withdrawal. In that event, you may be subject to a higher amount of tax on a withdrawal.

Please see "Qualified Contracts - Conversions and Rollovers to Roth IRAs" below for additional information on the tax impact of optional benefit Riders on a conversion to a Roth IRA.

If you purchased a Qualified Contract with an optional death benefit or other optional benefit Rider, the presence of these benefits may increase the amount of any required minimum distributions under the requirements of your Qualified Plan. See "Qualified Contracts" below.

Any annuity payments that you receive under an Annuity Option, including Annuity Options that only are available when you elect a IPFL 12.11 Series Rider, will be taxed in the manner described in "Taxation of Annuity Payments" below.

You should consult a qualified tax advisor for information on any optional benefit Riders.

CHARITABLE REMAINDER TRUSTS

This federal tax discussion does not address tax consequences of a Contract used in a charitable remainder trust. The tax consequences of charitable remainder trusts may vary depending on the particular facts and circumstances of each individual case. Additionally, the tax rules governing charitable remainder trusts, or the taxation of a Contract used with a charitable remainder trust, may be subject to change by legislation, regulatory changes, judicial decrees or other means. You should consult competent legal or tax counsel regarding the tax treatment of a charitable remainder trust before purchasing a Contract for use within it.

NONQUALIFIED CONTRACTS
(Contracts Not Purchased to Fund an Individual Retirement Account or Other Qualified Plan)

Aggregation of Contracts

In certain circumstances, the IRS may determine the portion of an annuity payment or a withdrawal from a contract that is includible in income by combining some or all of the annuity contracts owned by an individual which are not issued in connection with a Qualified Plan.

For example, if you purchase two or more deferred annuity contracts from the same insurance company (or its affiliates) during any calendar year, all such contracts will be treated as one contract for purposes of determining whether any payment not received as an annuity (including withdrawals prior to the Maturity Date) is includible in income. Thus, if during a calendar year you buy two or more of the Contracts offered by this Prospectus (which might be done, for example, in order to purchase different guarantees and/or benefits under different contracts), all of such Contracts would be treated as one Contract in determining whether withdrawals from any of such Contracts are includible in income. The IRS may also require aggregation in other circumstances and you should consult a qualified tax advisor if you own or intend to purchase more than one annuity contract.

The effects of such aggregation are not always clear and depend on the circumstances. However, aggregation could affect the amount of a withdrawal that is taxable and the amount that might be subject to the 10% penalty tax described below.

Exchanges of Annuity Contracts

We may issue the Contract in exchange for all or part of another annuity contract that you own. Such an exchange will be tax free if certain requirements are satisfied. If the exchange is tax free, your investment in the Contract immediately after the exchange will generally be the same as that of the annuity contract exchanged, increased by any Additional Purchase Payment made as part of the exchange. Your Contract Value immediately after the exchange may or may not exceed your investment in the Contract. Any excess may be includible in income should amounts subsequently be withdrawn or distributed from the Contract (e.g., as a partial surrender, full surrender, annuity payment, or death benefit).

The tax rules applicable to the partial exchange of an annuity contract have been amended for partial exchanges that occur after October 23, 2011. If you exchange part of an existing contract after that date, and within 180 days of the exchange you receive a payment (e.g., you make a withdrawal) from either contract, all or a portion of the amount received could be includible in your income and also subject to a 10% penalty tax. The IRS will apply general tax principles to determine the consequences of receiving such a payment. For example, the payment received could be taxed as a distribution from the particular contract or as "boot" on the partial exchange. A distribution would generally be includible in income only to the extent of the gain in the particular contract from which the payment was received. Boot would be includible in income to the extent of all gain accumulated in the existing contract as of the date of the partial exchange, regardless of whether the payment came from the existing contract or from the Contract received in the exchange. Amounts received as an annuity during the 180-day period are not subject to the new restrictions, provided that the annuity payments will be made for a period of at least 10 years or for a life or joint lives.

You should consult with your own qualified tax advisor in connection with an exchange of all or part of an annuity contract for the Contract, especially if you make a withdrawal from either contract after the exchange. The date a partial exchange occurs will be a factor in determining the tax treatment of subsequent payments.

Loss of Interest Deduction Where Contracts are Held by or for the Benefit of Certain Non-Natural Persons

In the case of Contracts issued after June 8, 1997 to a non-natural taxpayer (such as a corporation or a trust), or held for the benefit of such an entity, a portion of otherwise deductible interest may not be deductible by the entity, regardless of whether the interest relates to debt used to purchase or carry the Contract. However, this interest deduction disallowance does not affect Contracts where the income on such Contracts is treated as ordinary income that is received or accrued by the Owner during the taxable year. Entities that are considering purchasing the Contract, or entities that will be beneficiaries under the Contract, should consult a qualified tax advisor.

Undistributed Gains

Except where the Owner is not an individual, we expect our Contracts to be considered annuity contracts under section 72 of the Code. This means that, ordinarily, you pay no federal income tax on any gains in your Contract until we actually make a distribution to you or you assign or pledge an interest in your Contract.

However, a Contract held by an Owner other than a natural person (for example, a corporation, partnership, limited liability company, trust, or other such entity) does not generally qualify as an annuity contract for tax purposes. Any increase in value therefore would constitute ordinary taxable income to such an Owner in the year earned. Notwithstanding this general rule, a Contract will ordinarily be treated as held by a natural person if the nominal Owner is a trust or other entity which holds the Contract as an agent for a natural person.

Taxation of Annuity Payments

When we make payments under a Contract in the form of an annuity, normally a portion of each annuity payment is taxable as ordinary income. The taxable portion of an annuity payment is equal to the excess of the payment over the exclusion amount.

In the case of variable annuity payments, the exclusion amount is the investment in the Contract when payments begin to be made divided by the number of payments expected to be made (taking into account the Annuitant's life expectancy and the form of annuity benefit selected). In the case of Fixed Annuity payments, the exclusion amount is based on the investment in the Contract and the total expected value of Fixed Annuity payments for the term of the Contract (determined under Treasury Department regulations). In general, your investment in the Contract equals the aggregate amount of premium payments you have made over the life of the Contract, reduced by any amounts previously distributed from the Contract that were not subject to tax. (A simplified method of determining the taxable portion of annuity benefit payments applies to Contracts issued in connection with certain Qualified Plans other than IRAs.)

Once you have recovered your total investment in the Contract tax free, further annuity payments will be fully taxable. If annuity payments cease because the Annuitant dies before all of the investment in the Contract is recovered, the unrecovered amount generally will be allowed as a deduction on the Annuitant's last tax return or, if there is a beneficiary entitled to receive further payments, will be distributed to the Beneficiary as described more fully below under "Taxation of Death Benefit Proceeds."

Surrenders, Withdrawals and Death Benefits

When we make a single sum payment consisting of the entire value of your Contract, you have ordinary taxable income to the extent the payment exceeds your investment in the Contract (discussed above). Such a single sum payment can occur, for example, if you surrender your Contract before the Maturity Date or if no extended payment option is selected for a death benefit payment.

When you take a withdrawal from a Contract before the Maturity Date (or Annuity Commencement Date if earlier), including a payment under a systematic withdrawal plan or guaranteed minimum withdrawal benefit, all or part of the payment may constitute taxable ordinary income to you. If, on the date of withdrawal, the total value of your Contract exceeds the investment in the Contract, the excess will be considered gain and the withdrawal will be taxable as ordinary income up to the amount of such gain. Taxable withdrawals may also be subject to a penalty tax for premature withdrawals as explained below. When there is no gain included in the Contract's value and only the investment in the Contract remains, any subsequent withdrawal made before the Maturity Date will be a tax-free return of investment, until you have recovered your entire investment in the Contract. Any additional withdrawals based upon a Rider guarantee will be subject to income tax. If you assign or pledge any part of your Contract Value, the value so pledged or assigned is taxed the same way as if it were a withdrawal.

For purposes of determining the amount of taxable income resulting from a single sum payment or a withdrawal, all nonqualified annuity contracts issued by us or our affiliates to the Owner within the same calendar year will be treated as if they were a single contract.

There may be special income tax issues present in situations where the Owner and the Annuitant are not the same person and are not married to each other. A qualified tax advisor should be consulted in those situations.

Taxation of Death Benefit Proceeds

All or part of any death benefit proceeds may constitute a taxable payout of earnings. A death benefit payment generally results in taxable ordinary income to the extent there is gain in the Contract.

Amounts may be distributed from a Contract because of the death of an Owner or the Annuitant. During the Accumulation Period, death benefit proceeds are includible in income as follows:

     - if distributed in a single sum payment under our current administrative procedures, they are taxed in the same manner as a full withdrawal, as described above; or

     - if distributed under an Annuity Option, they are taxed in the same manner as annuity payments, as described above; or

     - if distributed as a series of withdrawals over the Beneficiary's life expectancy, they are taxable to the extent there is gain in the Contract.

After a Contract matures and annuity payments begin, if the Contract guarantees payments for a stated period and the Owner dies before the end of that period, payments made to the Beneficiary for the remainder of that period are includible in the Beneficiary's income as follows:

     - if received in a single sum under our current administrative procedures, they are includible in income to the extent that they exceed the unrecovered investment in the Contract at that time; or

     - if distributed in accordance with an existing Annuity Option other than the Period Certain Only Annuity Option, they are fully excludible from income until the remaining investment in the Contract has been recovered, and all annuity benefit payments thereafter are fully includible in income; or

     - if distributed in accordance with an existing Period Certain Only Annuity Option, the payments are taxed the same as the annuity payments made before death. A portion of each annuity payment is includible in income and the remainder is excluded from income as a return of the investment in the Contract.

Penalty Tax on Premature Distributions

There is a 10% penalty tax on the taxable portion of any payment from a Nonqualified Contract. Exceptions to this penalty tax include distributions:

     - received on or after the date on which the Contract Owner reaches age 59 1/2;

     - attributable to the Contract Owner becoming disabled (as defined in the tax law);

     - made to a Beneficiary on or after the death of the Contract Owner or, if the Contract Owner is not an individual, on or after the death of an Annuitant;

     - made as a series of substantially equal periodic payments for the life (or life expectancy) of the Owner or for the joint lives (or joint life expectancies) of the Owner and designated individual Beneficiary;

     -    made under a single-premium immediate annuity contract; or

     - made with respect to certain annuities issued in connection with structured settlement agreements.

Note that when a series of substantially equal periodic payments (Life Expectancy Distribution) is used to avoid the penalty, if the Contract Owner then modifies the payment pattern (other than by reason of death or disability) before the LATER of the Contract Owner's attaining age 59 1/2 and the passage of five years after the date of the first payment, such modification may cause retroactive imposition of the penalty plus interest on it.

Diversification Requirements

Your Contract will not qualify for the tax benefits of an annuity contract unless the Separate Account follows certain rules requiring diversification of investments underlying the Contract. In addition, the rules require that the Contract Owner not have "investment control" over the underlying assets.

In certain circumstances, the owner of a variable annuity contract may be considered the owner, for federal income tax purposes, of the assets of the separate account used to support the contract. In those circumstances, income and gains from the separate account assets would be includible in the Contract Owner's gross income. The IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. A Treasury Decision issued in 1986 stated that guidance would be issued in the form of regulations or rulings on the "extent to which Policyholders may direct their investments to particular subaccounts of a separate account without being treated as owners of the underlying assets." As of the date of this Prospectus, no comprehensive guidance on this point has been issued. In Rev. Rul. 2003-91, however, the IRS ruled that a contract holder would not be treated as the owner of assets underlying a variable annuity contract despite the owner's ability to allocate funds among as many as twenty subaccounts.

The ownership rights under your Contract are similar to, but different in certain respects from, those described in IRS rulings in which it was determined that contract owners were not owners of separate account assets. Since you have greater flexibility in allocating premiums and Contract Values than was the case in those rulings, it is possible that you would be treated as the owner of your Contract's proportionate share of the assets of the Separate Account.

We do not know what future Treasury Department regulations or other guidance may require. We cannot guarantee that an underlying Portfolio will be able to operate as currently described in its prospectus, or that a Portfolio will not have to change any of its investment objectives or policies. We have reserved the right to modify your Contract if we believe doing so will prevent you from being considered the owner of your Contract's proportionate share of the assets of the Separate Account, but we are under no obligation to do so.

Health Care and Education Reconciliation Act of 2010

On March 30, 2010, President Barack Obama signed the Health Care and Education Reconciliation Act of 2010 (the "Act") into law. The Act contains provisions for a new Medicare tax to be imposed at a maximum rate of 3.8% in taxable years beginning in 2013. The tax will be imposed on an amount equal to the lesser of
(a) "net investment income" or (b) the excess of the taxpayer's modified adjusted gross income over a specified income threshold ($250,000 for married couples filing jointly, $125,000 for married couples filing separately, and $200,000 for everyone else). "Net investment income," for these purposes, includes the excess (if any) of gross income from annuities, interest, dividends, royalties and rents, and certain net gain, over allowable deductions, as such terms are defined in the Act or as may be defined in future Treasury Regulations or IRS guidance. The term "net investment income" does not include any distribution from a plan or arrangement described in Code sections 401(a), 403(a), 403(b), 408 (i.e., IRAs), 408A (i.e., Roth IRAs) or 457(b).

You should consult a qualified tax advisor for further information about the impact of the Act on your individual circumstances.

Puerto Rico Nonqualified Contracts

IF YOU ARE A RESIDENT OF PUERTO RICO, YOU SHOULD CONSULT A QUALIFIED TAX ADVISOR BEFORE PURCHASING AN ANNUITY CONTRACT. Distributions from Puerto Rico annuity contracts issued by us are subject to federal income taxation, withholding and reporting requirements as well as Puerto Rico tax laws. Both jurisdictions impose a tax on distributions. Under federal requirements, distributions are deemed to be income first. Under the Puerto Rico tax laws, however, distributions from a Contract not purchased to fund a Qualified Plan ("Nonqualified Contract") are generally treated as a nontaxable return of principal until the principal is fully recovered. Thereafter, all distributions under a Nonqualified Contact are fully taxable. Puerto Rico does not currently impose an early withdrawal penalty tax. The Code, however, does impose such a penalty and bases it on the amount that is taxable under federal rules.

Distributions under a Nonqualified Contract after annuitization are treated as part taxable income and part nontaxable return of principal. After annuitization, the annual amount excluded from gross income under Puerto Rico tax law is equal to the amount of the distribution in excess of 3% of the total Purchase Payments paid, until an amount equal to the total Purchase Payments paid has been excluded. Thereafter, the entire distribution from a Nonqualified Contract is included in gross income. For federal income tax purposes, however, the portion of each annuity payment that is subject to tax is computed on the basis of investment in the Contract and the Annuitant's life expectancy. Generally Puerto Rico does not require income tax to be withheld from distributions of income from annuity contracts. Although Puerto Rico allows a credit against its income tax for taxes paid to the federal government, you may not be able to use the credit fully.

QUALIFIED CONTRACTS
(Contracts Purchased to Fund an Individual Retirement Account or Other Qualified
Plan)

The Contracts are also available for use in connection with certain types of retirement plans that receive favorable treatment under the Code ("Qualified Plans"). Numerous special tax rules apply to the participants in Qualified Plans and to the Contracts used in connection with these plans. We provide a brief description of types of Qualified Plans in Appendix A of this Prospectus and in the SAI, but make no attempt to provide more than general information about use of the Contracts with the various types of Qualified Plans in this Prospectus. We may limit the availability of the Contracts to certain types of Qualified Plans and may discontinue making Contracts available to any Qualified Plan in the future. If you intend to use a Contract in connection with a Qualified Plan you should consult a qualified tax advisor.

We have no responsibility for determining whether a particular retirement plan or a particular contribution to the plan satisfies the applicable requirements of the Code, or whether a particular employee is eligible for inclusion under a plan. In general, the Code imposes limitations on the amount of annual compensation that can be contributed into a Qualified Plan and contains rules to limit the amount you can contribute to all of your Qualified Plans. Trustees and administrators of Qualified Plans may, however, generally invest and reinvest existing plan assets without regard to such Code imposed limitations on contributions. Certain distributions from Qualified Plans may be transferred directly to another plan, unless funds are added from other sources, without regard to such limitations.

The tax rules applicable to Qualified Plans vary according to the type of plan and the terms and conditions of the plan itself. For example, for both withdrawals and annuity benefit payments under certain Qualified Contracts, there may be no "investment in the Contract" and the total amount received may be taxable. Both the amount of the contribution that may be made and the tax deduction or exclusion that you may claim for that contribution are limited under Qualified Plans. Under the tax rules, the Owner and the Annuitant may not be different individuals if a Contract is used in connection with a Qualified Plan. If a co-Annuitant is named, all distributions made while the Annuitant is alive must be made to the Annuitant. Also, if a co-Annuitant is named who is not the Annuitant's spouse, the Annuity Options which are available may be limited, depending on the difference in ages between the Annuitant and co-Annuitant. Additionally, for Contracts issued in connection with Qualified Plans subject to the Employee Retirement Income Security Act of 1974 (ERISA), the spouse or ex-spouse of the Owner will have rights in the Contract. In such a case, the Owner may need the consent of the spouse or ex-spouse to change Annuity Options or make a withdrawal from the Contract.

Required Minimum Distributions

Treasury Department regulations prescribe required minimum distribution ("RMD") rules governing the time at which distributions to the Owner and beneficiaries must commence and the form in which the distributions must be paid. These special rules may also require the length of any guarantee period to be limited. They also affect the restrictions that the Owner may impose on the timing and manner of payment of death benefits to beneficiaries or the period of time over which a Beneficiary may extend payment of the death benefits under the Contract. In addition, the presence of the death benefit or a benefit provided under an optional rider may affect the amount of the required minimum distributions that must be made under the Contract. Failure to comply with RMD requirements will result in the imposition of an excise tax, generally 50% of the amount by which the amount required to be distributed exceeds the actual distribution. In the case of IRAs (other than Roth IRAs), distributions of minimum amounts (as specified in the tax law) to the Owner must generally commence by April 1 of the calendar year following the calendar year in which the Owner attains age 70 1/2. In the case of certain other Qualified Plans, such distributions of such minimum amounts must generally commence by the later of this date or April 1 of the calendar year following the calendar year in which the employee retires. Distributions made under certain Qualified Plans, including IRAs and Roth IRAs, after the Owner's death must also comply with RMD requirements, and different rules governing the timing and the manner of payments apply, depending on whether the designated Beneficiary is an individual and, if so, the Owner's spouse, or an individual other than the Owner's spouse. If you wish to impose restrictions on the timing and manner of payment of death benefits to your designated beneficiaries or if your Beneficiary wishes to extend over a period of time the payment of the death benefits under your Contract, please consult your own qualified tax advisor.

Penalty Tax on Premature Distributions

There is also a 10% penalty tax on the taxable amount of any payment from certain Qualified Contracts (but not section 457 plans). (The amount of the penalty tax is 25% of the taxable amount of any payment received from a SIMPLE retirement account during the 2-year period beginning on the date the individual first participated in any qualified salary reduction arrangement maintained by the individual's employer.) There are exceptions to this penalty tax which vary depending on the type of Qualified Plan. In the case of an Individual Retirement Annuity or an IRA, including a SIMPLE IRA, the penalty tax does not apply to a payment:

     - received on or after the date on which the Contract Owner reaches age 59 1/2;

     - received on or after the Owner's death or because of the Owner's disability (as defined in the tax law); or

     - made as a series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the Owner or for the joint lives (or joint life expectancies) of the Owner and "designated beneficiary" (as defined in the tax law).

Note that when a series of substantially equal periodic payments is used to avoid the penalty, if the Contract Owner then modifies the payment pattern (other than by reason of death or disability) before the LATER of the Contract Owner's attaining age 59 1/2 or the passage of five years after the date of the first payment, such modification may cause retroactive imposition of the penalty plus interest on it.

These exceptions generally apply to taxable distributions from other Qualified Plans (although, in the case of plans qualified under sections 401 and 403 of the Code, the exception for substantially equal periodic payments applies only if the Owner has had a severance from employment). In addition, the penalty tax does not apply to certain distributions from IRAs that are used for first time home purchases or for higher education expenses, or for distributions made to certain eligible individuals called to active duty after September 11, 2001. Special conditions must be met to qualify for these three exceptions to the penalty tax. If you wish to take a distribution from an IRA for these purposes, you should consult your own qualified tax advisor.

When we issue a Contract in connection with a Qualified Plan, we will amend the Contract as necessary to conform to the requirements of the plan. However, your rights to any benefits under the plan may be subject to the terms and conditions of the plan itself, regardless of the terms and conditions of the Contracts.

Rollovers and Transfers

If permitted under your plan, you may make a distribution:

     - from a traditional IRA and make a "tax-free rollover" to another traditional IRA;

     - from a traditional IRA and make a "tax-free rollover" to a retirement plan qualified under section 401(a) of the Code or a governmental deferred compensation plan described in section 457(b) of the Code;

     - from any Qualified Plan (other than a section 457 deferred compensation plan maintained by a tax-exempt organization) and make a "tax-free rollover" to a traditional IRA; or

     - from a retirement plan qualified under section 401(a), 403(a), or 403(b) of the Code or a governmental deferred compensation plan described in section 457(b) of the Code and make a "tax-free rollover" to any such plans.

In addition, if your spouse survives you, he or she is permitted to take a distribution from your tax-qualified retirement account and make a "tax-free rollover" to another tax-qualified retirement account in which your surviving spouse participates, to the extent permitted by your surviving spouse's plan. A beneficiary who is not your surviving spouse may, if permitted by the plan, make a direct transfer to a traditional IRA of the amount otherwise distributable to him or her upon your death under a Contract that is held as part of a retirement plan described in section 401(a) of the Code or a governmental deferred compensation plan described in section 457(b) of the Code. The IRA is treated as an inherited IRA of the non-spouse beneficiary. A beneficiary who is not your spouse may make a direct transfer to an inherited IRA of the amount otherwise distributable to him or her under a Contract which is a traditional IRA.

You may also make a taxable rollover from a traditional IRA to a Roth IRA. In addition, distributions that you receive from a retirement plan described in section 401(a), 403(a), or 403(b) of the Code or a governmental deferred compensation plan described in section 457(b) of the Code may be rolled over directly to a Roth IRA. This type of rollover is taxable. You may make a "tax-free rollover" to a Roth IRA from a Roth IRA or from a Roth account in a retirement plan described in section 401(a) or section 403(b) of the Code.

Although we allow a beneficiary of an IRA who is eligible to roll the IRA over to a Contract as a traditional or Roth IRA to do so, we do not allow such an IRA beneficiary to purchase any of our optional benefit Riders on that Contract.

In lieu of taking a distribution from your plan (including a section 457 deferred compensation plan maintained by a tax-exempt organization), your plan may permit you to make a direct trustee-to-trustee transfer from the plan.

Withholding on Rollover Distributions

Eligible rollover distributions from a retirement plan that is qualified under section 401(a), 403(a), or 403(b) of the Code, or a governmental deferred compensation plan described in section 457(b) of the Code are subject to mandatory withholding. An eligible rollover distribution generally is any taxable distribution from such plans except (i) minimum distributions required under section 401(a)(9) of the Code, (ii) certain distributions for life, life expectancy, or for 10 years or more which are part of a "series of substantially equal periodic payments," and (iii) if applicable, certain hardship withdrawals.

Federal income tax of 20% will be withheld from an eligible rollover distribution. The withholding is mandatory and you cannot elect to have it not apply. This 20% withholding will not apply, however, if instead of receiving the eligible rollover distribution, you choose to have it directly transferred to an applicable plan, a traditional IRA, or a Roth IRA.

If you take a distribution from a Qualified Contract, we may have to withhold a portion of the distribution and remit it to the IRS. The amount we may be required to withhold can be up to 20% of the taxable portion of your distribution. We treat any amount we withhold as a withdrawal from your Contract, which could result in an Excess Withdrawal or other type of reduction in guarantees and benefits that you may have purchased under an optional benefits Rider to your Contract. Please read "VI. Optional Benefits" for information about the impact of withdrawals on optional benefit Riders.

We do not need to withhold any amounts if you provide us with information, on the forms we require for this purpose, that you wish to assign a Qualified Contract and/or transfer amounts from that Contract directly to another Qualified Plan. Similarly, if you wish to purchase a Qualified Contract, you may find it advantageous to instruct your existing retirement plan to transfer amounts directly to us in lieu of making a distribution to you. YOU SHOULD SEEK INDEPENDENT TAX ADVICE IF YOU INTEND TO PURCHASE A CONTRACT FOR USE WITH A QUALIFIED PLAN.

Conversions and Rollovers to Roth IRAs

You can convert a traditional IRA to a Roth IRA or directly roll over distributions that you receive from a retirement plan described in sections 401(a), 403(a), or 403(b) of the Code or a governmental deferred compensation plan described in section 457(b) of the Code to a Roth IRA. The Roth IRA annual contribution limit does not apply to converted or rollover amounts.

You must, however, pay tax on any portion of the converted or rollover amount that would have been taxed if you had not converted or rolled over to a Roth IRA. No similar limitations apply to rollovers to one Roth IRA from another Roth IRA or from a Roth account in a retirement plan described in section 401(a) or section 403(b) of the Code. Please note that the amount deemed to be the "converted amount" for tax purposes may be higher than the Contract Value because of the deemed value of guarantees.

If you convert a Contract issued as a traditional IRA (or other type of Qualified Contract, if permitted under your plan) to a Roth IRA, or instruct us to transfer a rollover amount from a Qualified Contract to a Roth IRA, you may instruct us to not withhold any of the conversion for taxes and remittance to the IRS. A direct rollover or conversion is not subject to mandatory tax withholding, even if the distribution is includible in gross income. If you do instruct us to withhold for taxes when converting an existing Contract to a Roth IRA, we will treat any amount we withhold as a withdrawal from your Contract, which could result in an Excess Withdrawal or other reduction of the guarantees and benefits you may have purchased under an optional benefits Rider to your Contract. Please read "VI. Optional Benefits" for information about the impact of withdrawals on optional benefit Riders.

The adjusted gross income limit for converting traditional IRAs and other qualified retirement accounts to a Roth IRA was repealed effective January 1, 2010. Accordingly, taxpayers with more than $100,000 of adjusted gross income may now convert such assets without an early distribution penalty at the time of the conversion. However, the early distribution penalty may still apply if amounts converted to a Roth IRA are distributed within the 5-taxable year period beginning in the year the conversion is made. Generally, the amount converted to a Roth IRA is included in ordinary income for the year in which the account was converted. Given the potential for taxation of Roth IRA conversions and early distribution penalties, you should consider the resources that you have available, other than your retirement plan assets, for paying any taxes that would become due the year of any such conversion or a subsequent year. You should seek independent qualified tax advice if you intend to use the Contract in connection with a Roth IRA.

Puerto Rico Contracts Issued to Fund Retirement Plans

The tax laws of Puerto Rico vary significantly from the provisions of the Internal Revenue Code of the United States that are applicable to various Qualified Plans. With regard to Qualified Plans, although we may offer variable annuity contracts in Puerto Rico in connection with Puerto Rican "tax qualified" retirement plans, the text of this Prospectus addresses federal tax law only and is inapplicable to the tax laws of Puerto Rico.

Designated Roth Accounts within Qualified Plans

The Small Business Jobs Act of 2010 authorizes: (1) participants in 457(b) plans to contribute deferred amounts to designated Roth accounts within their 457(b) plan; and (2) participants in 401(k), 403(b) and certain other plans to roll over qualified distributions into a designated Roth account within their plans, if allowed by their plans. The Contract, however, was not designed to separately account for any Contract Value in a single Contract that is split between Roth and non-Roth accounts, even if your 401(k) Plan or 457 Plan allows you to split your account. If your plan allows it, and you split your Contract Value into Roth and non-Roth accounts, you or your plan administrator (in the case of 401(k) Plans) will be responsible for the accounting of your Contract Value for tax purposes: calculating withholding, income tax reporting, and verifying Required Minimum Distribution distributions made under our Life Expectancy Distribution Program. We are not responsible for the calculations of any service provider that you may use to split Contract Value between Roth and non-Roth accounts. We will deny any request that would create such a split.

SEE YOUR OWN TAX ADVISOR

The foregoing description of federal income tax topics and issues is only a brief summary and is not intended as tax advice. It does not include a discussion of federal estate and gift tax or state tax consequences. The rules under the Code governing Qualified Plans are extremely complex and often difficult to understand. Changes to the tax laws may be enforced retroactively. Anything less than full compliance with the applicable rules, all of which are subject to change from time to time, can have adverse tax consequences. The taxation of an Annuitant or other payee has become so complex and confusing that great care must be taken to avoid pitfalls. For further information you should always consult a qualified tax advisor.

                              IX. General Matters

DISTRIBUTION OF CONTRACTS

We pay compensation for sales of the Contracts.

John Hancock Distributors, LLC ("JH Distributors"), a Delaware limited liability company that we control, is the principal underwriter and distributor of the Contracts offered by this Prospectus and of other annuity and life insurance products we and our affiliates offer. JH Distributors also acts as the principal underwriter of the John Hancock Variable Insurance Trust, whose securities are used to fund certain Variable Investment Options under the Contracts and under other annuity and life insurance products we offer.

JH Distributors' principal address is 200 Bloor Street East, Toronto, Canada M4W 1E5. It also maintains offices with us at 601 Congress Street, Boston, Massachusetts 02210. JH Distributors is a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the "1934 Act") and is a member of the Financial Industry Regulatory Authority ("FINRA").

We offer the Contracts for sale through select broker-dealers (firms) that have entered into selling agreements with JH Distributors and us. Broker-dealers sell the Contracts through their registered representatives who have been appointed by us to act as our insurance agents. JH Distributors, or any of its affiliates that is registered under the 1934 Act and a member of FINRA, may also offer the Contracts directly to potential purchasers. Signator Investors, Inc. is an affiliated broker-dealer.

JH Distributors pays compensation to broker-dealers for the promotion and sale of the Contracts. Contract Owners do not pay this compensation directly. These payments are made from JH Distributors' and our own revenues, profits or retained earnings, which may be derived from a number of sources, such as fees received from an underlying Portfolio's or fund-of-funds' (but not both) distribution plan ("12b-1 fees"), the fees and charges imposed under the Contract, and other sources.

The individual financial advisor who sells you a Contract typically will receive a portion of the compensation, under the financial advisor's own arrangement as a registered representative with his or her broker-dealer. A limited number of broker-dealers may also be paid commissions or overrides to "wholesale" the Contract; that is, to provide marketing support and training services to the broker-dealer firms that do the actual selling. We may also provide compensation to broker-dealers for providing ongoing service in relation to Contract(s) that have already been purchased.

Standard Compensation

The amount and timing of compensation JH Distributors may pay to broker-dealers may vary depending on the selling agreement, but compensation with respect to Contracts sold through our selected broker-dealers (inclusive of wholesaler overrides and expense allowances) and paid to broker-dealers is not expected to exceed 6.00% of Purchase Payments and, in states where permitted, is subject to reductions in accordance with the reduced sales charges available to Cumulative Values (see "VII. Charges and Deductions - Front-End Sales Charges"). In addition, JH Distributors may pay ongoing compensation at an annual rate of up to 0.50% of the values of the Contracts attributable to such Purchase
Payments. The greater the amount of compensation paid by JH Distributors at the time you make a Purchase Payment, the less it will pay as ongoing compensation.

Revenue Sharing and Additional Compensation

In addition to standard compensation arrangements and to the extent permitted by SEC and FINRA rules and other applicable laws and regulations, we, either directly or through JH Distributors, may enter into special compensation or reimbursement arrangements ("revenue sharing") with selected firms. We determine which firms to support and the extent of the payments that are made. Under these arrangements, the form of payment may be any one or a combination of a flat fee, a percentage of the assets we hold that are attributable to Contract allocations, a percentage of sales revenues, reimbursement of administrative expenses (including ticket charges), conference fees, or some other type of compensation.

We hope to benefit from these revenue sharing arrangements through increased sales of our annuity products. In consideration of these arrangements, a firm may feature the Contract in its sales system or give us preferential access to members of its sales force. In addition, the firm may agree to participate in our marketing efforts by allowing JH Distributors or its affiliates to participate in conferences, seminars or other programs attended by the firm's sales force.

These arrangements may not be offered to all firms, and the terms of such arrangements may differ between firms. We provide additional information on special compensation or reimbursement arrangements in the SAI, which is available upon request. Any such compensation, which may be significant at times, will not result in any additional direct charge to you by us.

Selling broker-dealers may receive additional payments from us, either directly or through JH Distributors, in the form of cash, other special compensation or reimbursement of expenses. These additional compensation or reimbursement payments may include, for example, payments for providing conferences or seminars, sales or training programs for invited registered representatives and other employees, payments for travel expenses, including lodging, incurred by registered representatives and other employees for such seminars or training programs, seminars for the public, advertising and sales campaigns regarding the Contract, and payments to assist a firm in connection with its marketing expenses and/or other events or activities sponsored by the firms. We may contribute to, as well as sponsor, various educational programs, sales promotions and/or contests in which participating firms and their sales persons may receive gifts and prizes such as merchandise, cash, or other awards, as may be permitted by applicable FINRA rules and other applicable laws and regulations.

Differential Compensation

Compensation negotiated and paid by JH Distributors pursuant to a selling agreement with a broker-dealer may differ from compensation levels that the broker-dealer receives for selling other variable contracts. In addition, under their own arrangements, broker-dealer firms may pay a portion of any amounts received from us to their registered representatives. As a result, financial advisors who are registered representatives of such firms may be motivated to sell the Contracts of one issuer over another issuer or one product over another product.

You should contact your financial advisor for more information on compensation arrangements in connection with the sale and purchase of your Contract.

Contracts Sold Directly Without Payment of Any Sales Compensation
(John Hancock USA Contracts only; not available in NY)

The Contract may have been sold directly to certain individuals under various circumstances that did not involve payment of any sales compensation to a registered representative. The following classes of individuals are eligible for this waiver:

  (outside of New York only):

     - officers, directors, trustees or employees (or a relative thereof) of John Hancock USA, Manulife, the John Hancock Variable Insurance Trust or any of their affiliates; and

     - employees and registered representatives of registered broker-dealers (or their financial institutions) that have sales agreements with John Hancock USA and its principal underwriter, JH Distributors, to sell the Contracts.

  (in New York):

     - officers, directors, trustees or employees of John Hancock USA, John Hancock New York, Manulife, the John Hancock Variable Insurance Trust or any of their affiliates.

TRANSACTION CONFIRMATIONS

We will send you confirmation statements for certain transactions in your Investment Accounts. You should carefully review these transaction confirmations to verify their accuracy. You should report any mistakes immediately to our Annuities Service Center. If you fail to notify our Annuities Service Center of any mistake within 60 days of the delivery of the transaction confirmation, we will deem you to have ratified the transaction. We encourage you to register for electronic delivery of your transaction confirmations, and we will waive the $50 annual Contract fee if you are registered. Please contact the John Hancock Annuities Service Center at the applicable telephone number or Internet address shown on page ii of this Prospectus for more information on electronic transactions.

REINSURANCE ARRANGEMENTS

From time to time we may utilize reinsurance as part of our risk management program. Under any reinsurance agreement, we remain liable for the contractual obligations of the Contracts' guaranteed benefits and the reinsurer(s) agree to reimburse us for certain amounts and obligations in connection with the risks covered in the reinsurance agreements. The reinsurer's contractual liability runs solely to us, and no Contract Owner shall have any right of action against any reinsurer. In evaluating reinsurers, we consider the financial and claims paying ability ratings of the reinsurer. Our philosophy is to minimize incidental credit risk. We do so by engaging in secure types of reinsurance transactions with high quality reinsurers and diversifying reinsurance counterparties to limit concentrations. Some of the benefits that may be reinsured include living benefits, guaranteed death benefits, DCA Fixed Investment Option guarantees or other obligations.

STATEMENTS OF ADDITIONAL INFORMATION

Our Statements of Additional Information provide additional information about the Contract, including the optional benefit Riders and the Separate Accounts, including information on our history, services provided to the Separate Accounts and legal and regulatory matters. We filed the Statements of Additional Information with the SEC on the same date as this Prospectus and incorporate them herein by reference. You may obtain a copy of the current Statements of Additional Information without charge by contacting us at the Annuities Service Center shown on page ii of this Prospectus. The SEC also maintains a Web site (http://www.sec.gov) that contains the Statements of Additional Information and other information about us, the Contracts and the Separate Accounts. We list the Table of Contents of the Statements of Additional Information below.

JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H

Statement of Additional Information

Table of Contents

General Information and History                                                           1
John Hancock Variable Insurance Trust Portfolio Holdings Currently Posted on a Website    1
Accumulation Unit Value Tables                                                            1
Services                                                                                  1
  Independent Registered Public Accounting Firm                                           1
  Servicing Agent                                                                         1
  Principal Underwriter                                                                   2
  Special Compensation and Reimbursement Arrangements                                     2
State Variations Regarding Recognition of Same-Sex Couples                                5
Additional Information about the Portfolio Stabilization Process                          6
Qualified Plan Types                                                                      8
Legal and Regulatory Matters                                                              13
Appendix A: Audited Financial Statements                                                  A-1

JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A

Statement of Additional Information

Table of Contents

General Information and History                                                           1
John Hancock Variable Insurance Trust Portfolio Holdings Currently Posted on a Website    1
Accumulation Unit Value Tables                                                            1
Services                                                                                  1
  Independent Registered Public Accounting Firm                                           1
  Servicing Agent                                                                         1
  Principal Underwriter                                                                   2
  Special Compensation and Reimbursement Arrangements                                     2
State Variations Regarding Recognition of Same-Sex Couples                                5
Additional Information about the Portfolio Stabilization Process                          6
Qualified Plan Types                                                                      8
Legal and Regulatory Matters                                                              13
Appendix A: Audited Financial Statements                                                  A-1

Financial Statements

The Statements of Additional Information also contain the Company's financial statements as of the years ended 2010 and 2009, and its Separate Accounts' financial statements as of the year ended 2010 (the "Financial Statements"). Our Financial Statements provide information on our financial strength as of the year ended 2010, including information on our general account assets that were available at that time to support our guarantees under the Contracts and any optional benefit Riders. The Company's general account consists of securities and other investments, the value of which may decline during periods of adverse market conditions.

                        Appendix A: Qualified Plan Types

  For more detailed information about these plan types, you may request a SAI.

PLAN TYPE

          TRADITIONAL IRAS             Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity or IRA (sometimes referred to as a traditional IRA to distinguish it from the Roth IRA discussed below). IRAs are subject to limits on the amounts that may be contributed and deducted, the persons who may be eligible and the time when distributions may commence. Also, distributions from certain other types of qualified retirement plans may be rolled over on a tax-deferred basis into an
                                       IRA. The Contract may not, however, be used in connection with an Education IRA under section 530 of the Code. In general, unless you have made non-deductible contributions to your IRA, all amounts paid out from a traditional IRA contract (in the form of an annuity, a single sum, death benefits or withdrawal), are taxable to the payee as ordinary income.

              ROTH IRAS                Section 408A of the Code permits eligible individuals to contribute to a type of IRA known as a Roth IRA. Roth IRAs are generally subject to the same rules as non-Roth IRAs, but they differ in certain significant respects. Among the differences are that contributions to a
                                       Roth IRA are not deductible and qualified distributions from a Roth IRA are excluded from income.

          SIMPLE IRA PLANS             In general, under section 408(p) of the Code a small business employer may establish a
                                       SIMPLE IRA retirement plan if the employer employed no more than 100 employees earning at least $5,000 during the preceding year. Under a SIMPLE IRA plan both employees and the employer make deductible contributions. SIMPLE IRAs are subject to various requirements, including limits on the amounts that may be contributed, the persons who may be eligible, and the time when distributions may commence. The requirements for minimum distributions from a SIMPLE IRA retirement plan are generally the same as those discussed above for distributions from a traditional IRA. The rules on taxation of distributions are also similar to those that apply to a traditional IRA with a few exceptions.

         SIMPLIFIED EMPLOYEE           Section 408(k) of the Code allows employers to establish simplified employee pension plans
        PENSIONS (SEP - IRAS)          for their employees, using the employees' IRAs for such purposes, if certain criteria are met. Under these plans the employer may, within specified limits, make deductible contributions on behalf of the employees to IRAs. The requirements for minimum distributions from a SEP - IRA, and rules on taxation of distributions from a SEP - IRA, are generally the same as those discussed above for distributions from a traditional IRA.


      SECTION 403(B) QUALIFIED         Section 403(b) of the Code permits public school employees and employees of certain types of
              PLANS OR                 tax-exempt organizations to have their employers purchase annuity contracts for them and,
       TAX-SHELTERED ANNUITIES         subject to certain limitations, to exclude the Purchase Payments from gross income for tax purposes. There also are limits on the amount of incidental benefits that may be provided under a tax-sheltered annuity. These Contracts are commonly referred to as "tax-sheltered annuities." We currently are not offering this Contract for use in a Section 403(b)
                                       Qualified Plan.

         CORPORATE AND SELF-           Section 401(a) of the Code permits corporate employers to establish various types of
        EMPLOYED PENSION AND           tax-deferred retirement plans for employees. The Self-Employed Individuals' Tax Retirement
    PROFIT-SHARING PLANS (H.R. 10      Act of 1962, as amended, commonly referred to as "H.R. 10" or "Keogh," permits self-employed
             AND KEOGH)                individuals to establish tax-favored retirement plans for themselves and their employees.
                                       Such retirement plans may permit the purchase of annuity contracts in order to provide benefits under the plans, but there are limits on the amount of incidental benefits that may be provided under pension and profit sharing plans.

        DEFERRED COMPENSATION          Section 457 of the Code permits employees of state and local governments and tax-exempt
      PLANS OF STATE AND LOCAL         organizations to defer a portion of their compensation without paying current taxes. The
        GOVERNMENTS AND TAX-           employees must be participants in an eligible deferred compensation plan. A section 457 plan
        EXEMPT ORGANIZATIONS           must satisfy several conditions, including the requirement that it must not permit distributions prior to the participant's severance from employment (except in the case of an unforeseen emergency). When we make payments under a section 457 Contract, the payment is taxed as ordinary income.

     Appendix B: Impact of Transactions on Portfolio Stabilization Process

The following tables are applicable to Contracts issued with an IPFL 12.11 Series Rider. They illustrate the impact of various types of transactions on the Portfolio Stabilization Process. In Table A-1, we illustrate the impact of Additional Purchase Payments, Credits and Step-Ups. In Table A-2, we illustrate the impact of various types of withdrawals of Contract Value.

Table A-1.  Impact of Additional Purchase Payments, Credits and Step-ups

TYPE OF TRANSACTION                                 IMPACT ON THE PORTFOLIO STABILIZATION PROCESS
---------------------------------      --------------------------------------------------------------------------------------------
Additional Purchase Payments:

A) Before Lifetime Income Date         An Additional Purchase Payments, after reduction for sales charges, will increase the
                                       Contract Value and the Reference Value on a dollar for dollar basis. The Portfolio
                                       Stabilization Process will calculate the ratio of the new Contract Value to the new
                                       Reference Value to determine a Reference Value Ratio. (See "Portfolio Stabilization Process
                                       - STEP TWO.") After that, the Portfolio Stabilization Process will review your Contract
                                       Value Allocation to determine if a transfer will be made. (See "Portfolio Stabilization
                                       Process - STEP THREE.") Any other change in Contract Value on the date of the Additional
                                       Purchase Payments, however, may result in all, some or none of your Contract Value being transferred under the Portfolio Stabilization Process.

B) On and after the Lifetime           An Additional Purchase Payments, after reduction for sales charges, will increase the
Income Date                            Contract Value and may increase the Reference Value. Unlike an Additional Purchase Payments
                                       before the Lifetime Income Date, we also may reduce the Additional Purchase Payments to be applied to the Reference Value by your withdrawals (see "Portfolio Stabilization Process -
                                       STEP ONE"). In any event, the Portfolio Stabilization Process will calculate the ratio of the new Contract Value to the Reference Value to determine a Reference Value Ratio. (See
                                       "Portfolio Stabilization Process - STEP TWO.") After that, the Portfolio Stabilization
                                       Process will review your Contract Value Allocation to determine if a transfer will be made.
                                       (See "Portfolio Stabilization Process - STEP THREE.") Any other change in Contract Value on the date of the Additional Purchase Payments, however, may result in all, some or none of your Contract Value being transferred under the Portfolio Stabilization Process.

Increases in Guaranteed Amounts:

Credit                                 A Benefit Base Credit will increase the Benefit Base, and/or Lifetime Income Amount under an
                                       IPFL 12.11 Series Rider. Benefit Base Credits do not increase Contract Value or the
                                       Reference Value. As a result, a Benefit Base Credit will not change the Reference Value
                                       Ratio and will not automatically trigger a transfer under the Portfolio Stabilization
                                       Process. Any other change in Contract Value on the date of a Benefit Base Credit, however, may result in all, some or none of your Contract Value being transferred under the Portfolio
                                       Stabilization Process.

Step-Up                                A Step-Up will increase the Benefit Base and Lifetime Income Amount under an IPFL 12.11
                                       Series Rider. It does not increase Contract Value or the Reference Value. As a result, a
                                       Step-Up will not change the Reference Value Ratio and will not automatically trigger a transfer under the Portfolio Stabilization Process. Any other change in Contract Value on the date of the Step-Up, however, may result in all, some or none of your Contract Value being transferred under the Portfolio Stabilization Process.

Table A-2.  Impact of Withdrawals

TYPE OF WITHDRAWAL                     IMPACT ON THE PORTFOLIO STABILIZATION PROCESS
------------------------------------   --------------------------------------------------------------------------------------------
From a selected Investment Option      The IPFL 12.11 Series Rider does not permit you to withdraw Contract Value from a specific
                                       Investment Option if your Contract Value is allocated to more than one Investment Option.

Pro rata from each Investment Option   Your Contract Value will reduce and your Contract's Reference Value may change depending on
in which your Contract Value is        the specific type of withdrawal transaction, as described below. The Portfolio Stabilization
allocated                              Process will calculate the ratio of remaining Contract Value to Reference Value (as may be adjusted) to determine if the withdrawal will result in a review of your Contract Value allocation. (See "Portfolio Stabilization Process - STEP TWO") Since the withdrawal under your Contract will be taken pro rata from each Investment Option, the dollar-weighted
                                       Assumed Equity Allocation Factor for your Contract does not change. Your withdrawal may, however, result in a transfer of remaining Contract Value to the Bond PS Subaccount if the
                                       RV Ratio Band declines (See "Portfolio Stabilization Process - STEP THREE").

Withdrawals before the Lifetime        Your withdrawal is an Excess Withdrawal. It will reduce the remaining Contract Value and the
Income Date                            Reference Value on a pro rata basis. It will not reduce the Reference Value Ratio, and will not result in an additional transfer of Contract Value to the Bond PS Subaccount under the
                                       Portfolio Stabilization Process. Any other change in Contract Value on the date of your withdrawal, however, may result in all, some, or none of your remaining Contract Value being transferred under the Portfolio Stabilization Process.

Withdrawals of the Lifetime Income     Your withdrawal reduces the Contract  Value but does not reduce the Reference Value As a
Amount after the Lifetime Income       result, your withdrawal will change the Reference Value Ratio, which may lead to a transfer
Date                                   of a portion of remaining Contract Value to the Bond PS Subaccount under the Portfolio
                                       Stabilization Process. Any other change in Contract Value on the date of your withdrawal, however, may result in all, some, or none of your remaining Contract Value being transferred under the Portfolio Stabilization Process.

Excess Withdrawals after the Lifetime  Your withdrawal exceeds the Lifetime Income Amount. It will reduce the Contract Value and
Income Date                            the Reference Value on a pro rata basis. It will not reduce the Reference Value Ratio, and will not result in an additional transfer of Contract Value to the Bond PS Subaccount under the Portfolio Stabilization Process. Any other change in Contract Value on the date of your withdrawal, however, may result in all, some, or none of your remaining Contract Value being transferred under the Portfolio Stabilization Process.

Withdrawals after the Lifetime Income Date under the Income Made Easy Program:

(A) full allowable amount              Same as "Withdrawals of the Lifetime Income Amount after the Lifetime Income Date," above.

(B) the full allowable amount plus     Your withdrawals during a Contract Year reduce the Contract Value, but not the Reference
any increases in Contract Value        Value. Your withdrawal of investment gains at the end of a Contract Year reduces the
resulting from investment gains at     Reference Value in proportion to the reduction of Contract Value. Each withdrawal of the
the end of a Contract Year             full allowable amount will change the Reference Value Ratio, which may result in a transfer of a portion of remaining Contract Value to the Bond PS Subaccount under the Portfolio
                                       Stabilization Process. Your withdrawal of investment gains, if any, at the end of a Contract
                                       Year will not change the Reference Value Ratio and will not trigger an automatic transfer.

(C) the full allowable amount plus     Your withdrawal reduces the Contract Value but does not reduce the Reference Value. As a
any amount under our Life Expectancy   result, each withdrawal will change the Reference Value Ratio, which may lead to a transfer
Distribution Program that would        of a portion of remaining Contract Value to the Bond PS Subaccount under the Portfolio
exceed the full allowable amount;      Stabilization Process. Any other change in Contract Value on the date of your withdrawal, however, may result in all, some, or none of your remaining Contract Value being transferred under the Portfolio Stabilization Process.

(D) the annual amount under our Life   Your withdrawal reduces the Contract Value but does not reduce the Reference Value. As a
Expectancy Distribution Program (in    result, each withdrawal will change the Reference Value Ratio, which may lead to a transfer
lieu of the full allowable amount)     of a portion of remaining Contract Value to the Bond PS Subaccount under the Portfolio
                                       Stabilization Process. Any other change in Contract Value on the date of your withdrawal, however, may result in all, some, or none of your remaining Contract Value being transferred under the Portfolio Stabilization Process.

TYPE OF WITHDRAWAL                     IMPACT ON THE PORTFOLIO STABILIZATION PROCESS
------------------------------------   --------------------------------------------------------------------------------------------
(E) a specified dollar amount that is  Your withdrawal reduces the Contract Value. Because the specified dollar amount is less than
less than the full allowable amount    the Lifetime Income Amount, the Reference Value will not be reduced. As a result, your withdrawal will change the Reference Value Ratio, which may lead to a transfer of a portion of remaining Contract Value to the Bond PS Subaccount under the Portfolio Stabilization
                                       Process. Any other change in Contract Value on the date of your withdrawal, however, may result in all, some, or none of your remaining Contract Value being transferred under the
                                       Portfolio Stabilization Process.

Withdrawals under the Life             Same as Income Made Easy selections (C) and (D), above.
Expectancy Distribution Program

          Appendix C:  Examples of the Portfolio Stabilization Process

The following examples assume four separate Contracts are purchased on the same day. The initial Net Purchase Payment for each Contract is $100,000. The examples are based on hypothetical performance that varies by Subaccount.

     -    OWNER A allocates the entire $100,000 to Lifestyle Growth PS
          Subaccount.

     - OWNER B allocates the entire $100,000 to Lifestyle Conservative PS Subaccount

     - OWNER C allocates $50,000 to Lifestyle Balanced PS Subaccount and $50,000 to Lifestyle Conservative PS Subaccount.

     - OWNER D allocates $90,000 to Lifestyle Growth PS Subaccount and $10,000 to Ultra Short Term Bond Subaccount.

The examples also assume there are no transactions other than the ones described in each example, and all days are Business Days. All Contract Values are rounded to the nearest dollar, which may cause some calculations to appear slightly incorrect.

INITIAL REFERENCE VALUE, RV RATIO AND RV RATIO BAND

The initial Reference Value is equal to the initial Contract Value of $100,000 for each of the four Contracts. The Reference Value Ratio (RV Ratio) is equal to the Contract Value divided by the Reference Value $100,000/$100,000 which is 100%. Since the RV Ratio is greater than 92.5%, the RV Ratio Band is set at 5.

OVERVIEW. The table below highlights the results illustrated in the examples that follow.

                                                                     PORTFOLIO STABILIZATION PROCESS RESULT
                                                      ----------------------------------------------------------------
                                                                              TRANSFER TO BOND PS   TRANSFER FROM BOND
TYPE OF TRANSACTION                                       NO TRANSFER             SUBACCOUNT          PS SUBACCOUNT
----------------------------------------------------  ----------------------  -------------------  -------------------
Monthly Review of Reference Value                     1(a), 1(b), 1(c), 1(d)
Decrease in RV Ratio Band                                               2(b)    2(a), 2(c) , 2(d)
Increase in RV Ratio Band                                               3(b)                           3(a), 3(c), 3(d)
Monthly Anniversary Review of Allocation while
 RV Ratio is less than 82.5%                                            4(b)                 4(c)            4(a), 4(d)
Withdrawal of Lifetime Income Amount                                                   5(a), 5(d)
Excess Withdrawal                                                       5(b)
Withdrawal Prior to Lifetime Income Date                                5(c)
Additional Net Purchase Payment                                                        6(a), 6(b)            6(c), 6(d)
Owner-directed Transfer between Subaccounts                             7(c)                 7(b)            7(a), 7(d)

EXAMPLE 1:  MONTHLY REVIEW OF REFERENCE VALUE

Assume that at the end of the day on the first Monthly Anniversary of the Contracts, we compare the Contract Value of each of the four Contracts to the Reference Value for the Contract.

     a) Assume that the Contract Value on Owner A's Contract has increased to $101,241. We increase the Reference Value to $101,241. The RV Ratio is 100% and the RV Ratio Band is 5.

     b) Assume that the Contract Value on Owner B's Contract has decreased to $99,274. Since the Contract Value is less than the current Reference Value, the Reference Value remains $100,000. The RV Ratio is 99.27% and the RV Ratio Band is still 5.

     c) Assume that the Contract Value on Owner C's Contract has decreased to $99,937. Since the Contract Value is less than the current Reference Value, the Reference Value remains $100,000. The RV Ratio is 99.94% and the RV Ratio Band is still 5.

     d) Assume that the Contract Value on Owner D's Contract has increased to $101,015. We increase the Reference Value to $101,015. The RV Ratio is 100% and the RV Ratio Band is 5.

EXAMPLE 2:  DECREASES IN RV RATIO BAND

     a) Assume that the Contract Value of Owner A's Contract increases over the first four months to $107,166. We increase the Reference Value on the fourth Monthly Anniversary to equal the Contract Value. Then assume that the Contract Value begins to decrease as a result of declining market performance. The Portfolio Stabilization Process proceeds through Step One and Step Two every day, but does not proceed to Step Three unless the RV Ratio Band decreases to 4 or lower. Assume that the Contract Value decreases to $98,608. The RV Ratio is 92.01% ($98,608/$107,166) and the RV Ratio Band is 4. Since the RV Ratio Band has decreased, the Portfolio Stabilization Process proceeds to Step Three. 100% of the Contract Value is in the Lifestyle Growth PS Subaccount, so the dollar-weighted Assumed Equity Allocation Factor
          (AEAF) is 70 - the AEAF for the Lifestyle Growth PS Subaccount. Based on the Contract Value of $98,608, the RV Ratio Band of 4 and the dollar-weighted AEAF of 70, the Portfolio Stabilization Process calculates that $13,779 MUST BE ALLOCATED TO THE BOND PS SUBACCOUNT. We transfer this amount from the Lifestyle Growth PS Subaccount, leaving a balance of $84,829 in that Subaccount.

     b) Assume that the Contract Value of Owner B's Contract increases over the first four months to $101,961. We increase the Reference Value on the fourth Monthly Anniversary to equal the Contract Value. Then assume that the Contract Value begins to decrease as a result of declining market performance. The Portfolio Stabilization Process proceeds through Step One and Step Two every day, but does not proceed to Step Three unless the RV Ratio Band decreases to 4 or lower. Assume that the Contract Value decreases to $93,996. The RV Ratio is 92.19% ($93,996/$101,961) and the RV Ratio Band is 4. Since the RV Ratio Band has decreased, the Portfolio Stabilization Process proceeds to Step Three. 100% of the Contract Value is in the Lifestyle Conservative PS Subaccount, so the AEAF is 20 - the AEAF for the Lifestyle Conservative PS Subaccount. Based on the Contract Value of $93,996, the RV Ratio Band of 4 and the dollar-weighted AEAF of 20, the Portfolio Stabilization Process calculates that there is NO REQUIRED ALLOCATION TO THE BOND PS SUBACCOUNT. As long as the Contract Value remains allocated 100% to the Lifestyle Conservative PS Subaccount, the AEAF of 20 will result in no required allocation to the Bond PS Subaccount, regardless of the value of the RV Ratio Band.

     c) Assume that the Contract Value of Owner C's Contract increases over the first four months to $103,878. We increase the Reference Value on the fourth Monthly Anniversary to equal the Contract Value. Then assume that the Contract Value begins to decrease as a result of declining market performance. The Portfolio Stabilization Process proceeds through Step One and Step Two every day, but does not proceed to Step Three unless the RV Ratio Band decreases to 4 or lower. Assume that the Contract Value decreases to $95,651 ($47,405 in the Lifestyle Balanced PS Subaccount and $48,246 in the Lifestyle Conservative Subaccount). The RV Ratio is 92.08% ($95,651/$103,878) and the RV Ratio Band is equal to 4. Since the RV Ratio Band has decreased, the Portfolio Stabilization Process proceeds to Step Three. The Contract Value is in both the Lifestyle Balanced PS and the Lifestyle Conservative PS Subaccounts, so the AEAF is 34.87 ((50 X $47,405 +
          20 X $48,246)/$95,651). Based on the Contract Value of $95,651, the RV Ratio Band of 4 and the dollar-weighted AEAF of 34.87, the Portfolio Stabilization Process calculates that $7,973 must be allocated to the Bond PS Subaccount. WE TRANSFER THE $7,973 PROPORTIONALLY FROM THE LIFESTYLE BALANCED PS AND LIFESTYLE CONSERVATIVE PS SUBACCOUNTS. The amount transferred from the Lifestyle Balanced PS Subaccount is $3,951 and the amount transferred from the Lifestyle Conservative PS Subaccount is $4,022.

     d) Assume that the Contract Value of Owner D's Contract increases over the first four months to $106,461. We increase the Reference Value on the fourth Monthly Anniversary to equal the Contract Value. Then assume that the Contract Value begins to decrease as a result of declining market performance. The Portfolio Stabilization Process proceeds through Step One and Step Two every day, but does not proceed to Step Three unless the RV Ratio Band decreases to 4 or lower. Assume that the Contract Value decreases to $98,357 ($88,746 in the Lifestyle Growth PS Subaccount and $9,611 in the Ultra Short Term Bond Subaccount). The RV Ratio is 92.39% ($98,357/$106,461) and the RV Ratio Band is 4. Since the RV Ratio Band has decreased, the Portfolio Stabilization Process proceeds to Step Three. The dollar-weighted AEAF is based only on the portion of the Contract Value allocated to the Lifestyle Growth PS Subaccount, so the AEAF is 70. Based on the Contract Value of $98,357, the RV Ratio Band of 4 and the dollar-weighted AEAF of 70, the Portfolio Stabilization Process calculates that $13,688 must be allocated to the Bond PS Subaccount. The Portfolio Stabilization Process proceeds to Step Four. THE $9,611 IN THE ULTRA SHORT TERM BOND SUBACCOUNT IS CREDITED TOWARD THE TOTAL THAT MUST BE ALLOCATED TO THE BOND PS SUBACCOUNT, REDUCING THE REQUIRED TRANSFER AMOUNT TO $4,077, WHICH WE TRANSFER FROM THE LIFESTYLE GROWTH PS SUBACCOUNT.

EXAMPLE 3:  INCREASES IN RV RATIO BAND

After Contract Value has been transferred to the Bond PS Subaccount, the Portfolio Stabilization Process will transfer Contract Value back to the Lifestyle PS Subaccounts if the RV Ratio Band increases to a higher level and remains at least at that level for 5 days.

     a) Assume that the RV Ratio Band for Owner A's Contract is 3. If the RV Ratio Bands calculated for the next 10 days are 3, 3, 4, 4, 3, 4, 4, 4, 4, 4, the Portfolio Stabilization Process proceeds to Step Three on the 10th day since the RV Ratio Band increased from 3 to 4 and remained at 4 for five consecutive days. Assume that the Contract Value on that day is $96,878 ($70,142 in the Lifestyle Growth PS Subaccount and $26,736 in the Bond PS Subaccount). The Lifestyle Growth PS Subaccount AEAF is 70. Based on the Contract Value of $96,878, the RV Ratio Band of 4 and the dollar-weighted AEAF of 70, the Portfolio Stabilization Process calculates that $13,779 must be allocated to the Bond PS Subaccount. Since $26,736 is already in the Bond PS Subaccount, WE TRANSFER THE EXCESS AMOUNT OF $12,957 FROM THE BOND PS SUBACCOUNT TO THE LIFESTYLE GROWTH PS SUBACCOUNT.

     b) Since Owner B's Contract is allocated 100% to the Lifestyle Conservative PS Subaccount, THERE IS NO IMPACT FROM AN INCREASE IN THE RV RATIO BAND.

     c) Assume that the RV Ratio Band for Owner C's Contract is 4. If the RV Ratio Bands for the next 5 days are 5, 5, 5, 5, 5, the Portfolio Stabilization Process proceeds to Step Three on the 5th day, since the RV Ratio Band increased from 4 to 5 and remained at 5 for five consecutive days. Assume that the Contract Value on that day is $96,747 ($44,559 in the Lifestyle Balanced PS Subaccount, $44,323 in the Lifestyle Conservative PS Subaccount, and $7,865 in the Bond PS Subaccount). The dollar-weighted AEAF is 35.04 ((50 X $44,559 + 20 X $44,323)/($44,559 + $44,323)). Based on the RV Ratio Band of 5, the
          Portfolio Stabilization Process does not require any transfer to the Bond PS Subaccount. Since $7,865 is already in the Bond PS Subaccount, WE TRANSFER THE $7,865 FROM THE BOND PS SUBACCOUNT PROPORTIONALLY TO THE LIFESTYLE BALANCED AND

          LIFESTYLE CONSERVATIVE PS SUBACCOUNTS. The amount transferred to the Lifestyle Balanced PS Subaccount is $3,943 and the amount transferred to the Lifestyle Conservative PS Subaccount is $3,922.

     d) Assume that the RV Ratio Band for Owner D's Contract is 3. If the RV Ratio Bands for the next 10 days are 3, 3, 4, 4, 3, 4, 4, 4, 4, 4, the Portfolio Stabilization Process proceeds to Step Three on the 10th day since the RV Ratio Band increased from 3 to 4 and remained at 4 for five consecutive days. Assume that the Contract Value on that day is $96,374 ($69,966 in the Lifestyle Growth PS Subaccount, $9,467 in the Ultra Short Term Bond Subaccount and $16,941 in the Bond PS Subaccount). 100% of the Contract Value in the Lifestyle PS Subaccounts is in the Lifestyle Growth PS Subaccount, so the AEAF is
          70. Based on the Contract Value of $96,374, the RV Ratio Band of 4 and the dollar-weighted AEAF of 70, the Portfolio Stabilization Process calculates that $13,688 must be allocated to the Bond PS Subaccount. Since $9,467 is allocated to the Ultra Short Term Bond Subaccount and $16,941 is allocated to the Bond PS Subaccount, WE TRANSFER THE EXCESS AMOUNT OF $12,720 ($9,467 + $16,941 - $13,688) FROM THE BOND PS
          SUBACCOUNT TO THE LIFESTYLE GROWTH PS SUBACCOUNT. The Portfolio Stabilization Process does not transfer money from the Ultra Short Term Bond Subaccount.

EXAMPLE 4:  RV RATIO IS LESS THAN 82.5%

     a) Assume that the RV Ratio reduces to less than 82.5%, resulting in an RV Ratio Band of 0 for Owner A's Contract. $61,238 is in the Bond PS Subaccount and the remainder of the total Contract Value of $87,237 is in the Lifestyle Growth PS Subaccount. On the next Monthly Anniversary, the portion of the Contract Value in the Bond PS Subaccount decreases to $58,070 while the portion in the Lifestyle Growth PS Subaccount decreases to $21,975, for a total Contract Value of $80,045. The Reference Value is still $107,145 so the RV Ratio is 74.71% and the RV Ratio Band is 0. Based on the Contract Value of $80,045, the RV Ratio Band of 0 and the AEAF of 70, the Portfolio Stabilization Process requires $57,175 to be allocated to the Bond PS Subaccount. As described in Step Four of the Portfolio Stabilization Process, WE WILL TRANSFER $895 FROM THE BOND PS SUBACCOUNT TO THE LIFESTYLE GROWTH PS SUBACCOUNT.

     b) Since Owner B's Contract is allocated 100% to the Lifestyle Conservative PS Subaccount, even when the RV Ratio Band is 0 on a Monthly Anniversary, the Portfolio Stabilization Process will determine that there is NO REQUIRED ALLOCATION TO THE BOND PS SUBACCOUNT.

     c) Assume that the RV Ratio reduces to less than 82.5% resulting in an RV Ratio Band of 0 for Owner C's Contract. $34,389 is in the Bond PS Subaccount, $23,779 in the Lifestyle Balanced PS Subaccount and $26,773 in the Lifestyle Conservative PS Subaccount. On the next Monthly Anniversary the portion of the Contract Value in the Bond PS Subaccount decreases to $33,068, the portion in the Lifestyle Balanced PS Subaccount decreases to $22,969 and the portion in the Lifestyle Conservative PS decreases to $25,784, for a total Contract Value of $81,821. The Reference Value is still $103,878 so the RV Ratio is 78.77% and the RV Ratio Band is 0. The dollar weighted AEAF is 34.13. Based on the Contract Value of $81,821, the RV Ratio Band of 0 and the AEAF of 34.13, the Portfolio Stabilization Process requires $33,880 to be allocated to the Bond PS Subaccount. As described in Step Four of the Portfolio Stabilization Process, WE TRANSFER $812 TO THE BOND PS SUBACCOUNT PROPORTIONALLY FROM THE LIFESTYLE MODERATE PS AND LIFESTYLE CONSERVATIVE PS SUBACCOUNTS ($383 from the Lifestyle Moderate PS Subaccount and $430 from the Lifestyle Conservative PS Subaccount).

     d) Assume that the RV Ratio reduces to less than 82.5% resulting in an RV Ratio Band of 0 for Owner D's Contract. $51,870 is in the Bond PS Subaccount, $25,694 in the Lifestyle Growth PS Subaccount and $8,965 in the Ultra Short Term Bond Subaccount. On a subsequent Monthly Anniversary the portion of the Contract Value in the Bond PS Subaccount increases to $52,694, the portion in the Lifestyle Growth PS Subaccount decreases to $25,373 and the portion in the Ultra Short Term Bond Subaccount increases to $9,008, for a total Contract Value of $87,074. The Reference Value is still $106,461 so the RV Ratio is 81.79% and the RV Ratio Band is 0. The dollar weighted AEAF is 70. Based on the Contract Value of $87,074, the RV Ratio Band of 0 and the AEAF of 70, the Portfolio Stabilization Process requires $60,835 to be allocated to the Bond PS Subaccount. As described in Step Four, the Portfolio Stabilization Process will determine that the $9,008 already in the Ultra Short Term Bond Subaccount reduces the required allocation to the Bond PS Subaccount to $51,827. THEREFORE, WE TRANSFER $867 FROM THE BOND PS SUBACCOUNT TO THE LIFESTYLE GROWTH PS SUBACCOUNT since there is an excess in the Bond PS Subaccount.

EXAMPLE 5:  WITHDRAWALS

     a) Assume that Owner A takes a withdrawal of the Lifetime Income Amount on a day when the Contract Value is $95,268 ($68,358 in the Lifestyle Growth PS Subaccount and $26,910 in the Bond PS Subaccount), the Reference Value is $107,166, the RV Ratio Band is 3 and the Lifetime Income Amount is $5,000. We withdraw the $5,000 proportionally from the Lifestyle Growth PS and Lifestyle Bond PS Subaccounts. The balance in the Lifestyle Growth PS Subaccount following the withdrawal is $64,770 ($68,358 - $5,000 X $68,358/$95,268). The balance in the Bond
          PS Subaccount is $25,497 ($26,910 - $5,000 X $26,910/$95,268). The
          total Contract Value after the withdrawal is $90,268. The withdrawal of the Lifetime Income Amount does not reduce the Reference Value so the RV Ratio is now 84.23% ($90,268/$107,166). The RV Ratio Band is 1. Based on the Contract Value of $90,268, the RV Ratio Band of 1 and the AEAF of 70, the Portfolio Stabilization Process requires $50,521 to be allocated to the Bond PS Subaccount, and THEREFORE WE TRANSFER $25,024 FROM THE LIFESTYLE GROWTH PS SUBACCOUNT TO THE BOND PS SUBACCOUNT.

     b) Assume that Owner B takes a withdrawal of $10,000 on a day when the Contract Value is $98,723 (100% in the Lifestyle Conservative PS Subaccount), the Reference Value is $101,961, the RV Ratio Band is 5 and the Lifetime Income Amount is $5,000. We first reduce the Contract Value to $93,723 due to the withdrawal of the $5,000. This portion of the withdrawal does not reduce the Reference Value. The remaining $5,000 of the withdrawal reduces the Contract Value to $88,723. This Excess Withdrawal reduces the Reference Value in the same proportion as it reduces the Contract Value. The reduced Reference Value is $96,522 ($101,961 - $5,000/$93,723 X $101,961). The RV Ratio is now
          91.92% ($88,723/$96,522). The RV Ratio Band is 4. Based on the Contract Value of $88,723, the RV Ratio Band of 4 and the AEAF of 20, there is NO REQUIRED ALLOCATION TO THE BOND PS SUBACCOUNT.

     c) Assume that Owner C takes a withdrawal of $5,000 prior to the Lifetime Income Date when the Contract Value is $95,409 ($41,687 in the Lifestyle Balanced PS Subaccount, $45,946 in the Lifestyle Conservative PS Subaccount, and $7,776 in the Bond PS Subaccount), the Reference Value is $103,878 and the RV Ratio Band is 4. The total Contract Value after the withdrawal is $90,409. The withdrawal is an Excess Withdrawal since it is prior to the Lifetime Income Date, and therefore it reduces the Reference Value proportionally. Since the Reference Value is reduced in the same proportion as the Contract Value, the RV Ratio and RV Ratio Band do not change. Since the RV Ratio Band is still equal to 4, the PORTFOLIO STABILIZATION PROCESS DOES NOT PROCEED TO STEP THREE.

     d) Assume that Owner D takes a withdrawal of the Lifetime Income Amount when the Contract Value is $93,947 ($64,676 in the Lifestyle Growth PS Subaccount, $9,665 in the Ultra Short Term Bond Subaccount and $29,605 in the Bond PS Subaccount), the Reference Value is $106,461, the RV Ratio Band is 3 and the Lifetime Income Amount is $5,000. The $5,000 is withdrawn proportionally from the Lifestyle Growth PS, Ultra Short Term Bond and Bond PS Subaccounts. The balance in the Lifestyle Growth PS Subaccount following the withdrawal is $51,766 ($64,676 - $5,000 X $64,676/$93,947). The balance in the Ultra Short Term Bond Subaccount is $9,150 ($9,665 - $5,000 X $9,665/$93,947). The balance in the Bond
          PS Subaccount is $28,030 ($29,605 - $5,000 X $29,605/$93,947). The
          total Contract Value after the withdrawal is $88,947. The withdrawal of the Lifetime Income Amount does not reduce the Reference Value, so the RV Ratio is now 83.55% ($88,947/$106,461). The RV Ratio Band is 1. Based on the Contract Value of $88,947, the RV Ratio Band of 1 and the AEAF of 70, the Portfolio Stabilization Process requires $50,189 to be allocated to the Bond PS Subaccount. The $9,150 in the Ultra Short Term Bond Subaccount is credited toward that amount, reducing it to $41,038. THEREFORE WE TRANSFER $13,009 ($41,038 - $28,030) FROM THE
          LIFESTYLE GROWTH PS SUBACCOUNT TO THE BOND PS SUBACCOUNT.

EXAMPLE 6:  ADDITIONAL PURCHASE PAYMENTS

     a) Assume Owner A makes an additional Net Purchase Payment of $10,000 when the Contract Value is $90,763 ($39,604 in the Lifestyle Growth PS Subaccount and $51,159 in the Bond PS Subaccount), the Reference Value is $107,145 and the RV Ratio Band is 1. The Contract Value increases to $100,763 ($49,604 in the Lifestyle Growth PS Subaccount and $51,159 in the Bond PS Subaccount). The Reference Value increases by $5,000 - the excess of the additional Net Purchase Payment over the prior withdrawal of $5,000 that did not reduce the Reference Value. The new Reference Value is $112,145. The RV Ratio is 89.88% ($100,763/$112,115) and the RV Ratio Band is 3. Based on the Contract Value of $100,763, the RV Ratio Band of 3 and the AEAF of 70, the Portfolio Stabilization Process requires $52,878 to be allocated to the Bond PS Subaccount. THEREFORE WE TRANSFER $1,720 FROM THE LIFESTYLE GROWTH PS SUBACCOUNT TO THE BOND PS SUBACCOUNT. In this example, although the RV Ratio Band increases as a result of the additional Net Purchase Payment, a transfer to the Bond PS Subaccount is required because the entire additional Net Purchase Payment went into the Lifestyle Growth PS Subaccount.

     b) Assume Owner B makes an additional Net Purchase Payment of $10,000 allocated to the Lifestyle Moderate PS Subaccount when the Contract Value is $88,387 (100% in the Lifestyle Conservative PS Subaccount), the Reference Value is $96,522 and the RV Ratio Band is 4. The Contract Value increases to $98,387 ($88,387 in the Lifestyle Conservative PS Subaccount and $10,000 in the Lifestyle Moderate PS Subaccount). The Reference Value increases by the total additional Net Purchase Payment of $10,000 since the prior withdrawal reduced the Reference Value. The new Reference Value is $106,522. The RV Ratio is 92.36% ($98,387/$106,522) and the RV Ratio Band is 4. The
          dollar-weighted AEAF is based on the portions of the Contract Value in the Lifestyle Conservative PS and Lifestyle Moderate PS Subaccounts, and is 22.03 ((20 X $88,387 + 40 X $10,000)/$98,387). Based on the
          Contract Value of $98,387, the RV Ratio Band of 4 and the AEAF of 22.03, the Portfolio Stabilization Process requires $1,769 to be allocated to the Bond PS Subaccount. THEREFORE WE TRANSFER $1,769 PROPORTIONALLY FROM THE LIFESTYLE CONSERVATIVE PS AND THE LIFESTYLE MODERATE PS SUBACCOUNTS TO THE BOND PS SUBACCOUNT. The amount transferred from the Lifestyle Conservative PS Subaccount is $1,589 ($1,769 X $88,387/$98,387) and the amount transferred from the Lifestyle Moderate PS Subaccount is $180 ($1,769 X $10,000/$98,387).

     c) Assume Owner C makes an additional Net Purchase Payment of $10,000 allocated 50% to the Lifestyle Balanced PS Subaccount and 50% to the Lifestyle Conservative PS Subaccount. The Contract Value prior to the additional Net Purchase Payment is $90,957 ($39,829 in the Lifestyle Balanced PS Subaccount, $43,748 in the Lifestyle Conservative PS Subaccount and $7,380 in the Bond PS Subaccount). The Reference Value is $98,434 and the RV Ratio Band is 4. The Contract Value increases to $100,957 ($44,829 in the Lifestyle Balanced PS Subaccount, $48,748 in the Lifestyle Conservative PS Subaccount and $7,380 in the Bond PS Subaccount). Next, the Reference Value increases by the total additional Net Purchase Payment of $10,000 since the prior withdrawal reduced the Reference Value. The new Reference Value is $108,434. The RV Ratio is 93.10% ($100,957/$108,434) and the RV Ratio Band is 5. The dollar-weighted AEAF, calculated based on the portions of the Contract Value allocated to the Lifestyle Balanced PS and Lifestyle Conservative PS Subaccounts, is 34.37 ((50 X $44,829 + 20 x $48,748)/($44,829 + $48,748)). Based on
          the RV Ratio Band of 5 the Portfolio Stabilization Process does not require any amount to be allocated to the Bond PS Subaccount. WE PROCEED TO STEP FOUR AND TRANSFER THE $7,380 FROM THE BOND PS SUBACCOUNT PROPORTIONALLY TO THE LIFESTYLE BALANCED PS AND THE LIFESTYLE CONSERVATIVE PS SUBACCOUNTS. The amount transferred to the Lifestyle Balanced PS Subaccount is $3,536 ($7,380 X $44,829/($44,829 + $48,748)), and the amount transferred to the Lifestyle Conservative PS Subaccount is $3,845 ($7,380 X $48,748/($44,829 + $48,748)).

     d) Assume Owner D makes an additional Net Purchase Payment of $5,000 allocated 90% to the Lifestyle Growth PS Subaccount and 10% to the Ultra Short Term Bond Subaccount. The Contract Value prior to the additional Net Purchase Payment is $89,413 ($39,096 in the Lifestyle Growth PS Subaccount, $9,214 in the Ultra Short Term Bond Subaccount and $41,103 in the Bond PS Subaccount). The Reference Value is $106,461 and the RV Ratio Band is 1. The Contract Value increases to $94,413 ($43,596 in the Lifestyle Growth PS Subaccount, $9,714 in the Ultra Short Term Bond Subaccount and $41,103 in the Bond PS Subaccount). Since the prior $5,000 withdrawal did not reduce the Reference Value, that withdrawal is subtracted from the $5,000 additional Net Purchase Payment, resulting in no increase to the Reference Value. The RV Ratio is 88.68% ($94,413/$106,461), and the RV Ratio Band is 3. The dollar-weighted AEAF is equal to the AEAF for the Lifestyle Growth PS Subaccount, or 70. Based on the Contract Value of $94,413, the RV Ratio Band of 3 and the AEAF of 70, the Portfolio Stabilization Process requires $26,615 to be allocated to the Bond PS Subaccount. The total Contract Value allocated to both the Ultra Short Term Bond Subaccount and the Bond PS Subaccount is $50,818. THEREFORE WE TRANSFER THE EXCESS ALLOCATION OF $24,202 ($50,818 - $26,615) FROM THE BOND PS SUBACCOUNT TO THE LIFESTYLE GROWTH PS SUBACCOUNT.

EXAMPLE 7:  TRANSFERS

     a) Assume that two days after the additional Net Purchase Payment, when the Contract Value is $100,767 ($48,399 in the Lifestyle Growth PS Subaccount and $52,368 in the Bond PS Subaccount), Contract Owner A elects to transfer the balance from the Lifestyle Growth PS Subaccount to the Lifestyle Balanced PS Subaccount. There is no change to the RV Ratio or the RV Ratio Band. As a result of the transfer the AEAF is now 50. Based on the Contract Value of $100,767, the RV Ratio Band of 3 and the AEAF of 50, the Portfolio Stabilization Process requires $44,418 to be allocated to the Bond PS Subaccount. THEREFORE WE PROCEED TO STEP FOUR AND TRANSFER $7,950 FROM THE BOND PS SUBACCOUNT TO THE LIFESTYLE BALANCED PS SUBACCOUNT.

     b) Assume that two days after the additional Net Purchase Payment, when the Contract Value is $97,241 ($85,509 in the Lifestyle Conservative PS Subaccount, $9,961 in the Lifestyle Moderate PS Subaccount, and $1,770 in the Bond PS Subaccount), Contract Owner B elects to transfer $20,000 from the Lifestyle Conservative PS Subaccount to the Lifestyle Moderate PS Subaccount. The RV Ratio Band of 4 does not change as a result of the transfer. As a result of the transfer the AEAF in now
          26.28 ((40 X $29,961 + 20 X $65,509)/($29,961 + $65,509)). Based on
          the Contract Value of $97,241, the RV Ratio Band of 4 and the AEAF of 26.28, the Portfolio Stabilization Process requires $4,580 to be allocated to the Bond PS Subaccount. THEREFORE WE PROCEED TO STEP FOUR AND TRANSFER $2,810 PROPORTIONALLY FROM THE LIFESTYLE MODERATE PS SUBACCOUNT AND THE LIFESTYLE CONSERVATIVE PS SUBACCOUNT TO THE BOND PS SUBACCOUNT.

     c) Assume that two days after the additional Net Purchase Payment, when the Contract Value is $100,295 ($47,719 in the Lifestyle Balanced PS Subaccount and $52,576 in the Lifestyle Conservative PS Subaccount), Contract Owner C elects to transfer the balance from the Lifestyle Moderate PS Subaccount to the Lifestyle Conservative PS Subaccount. There is no change to the RV Ratio or the RV Ratio Band as a result of the transaction. As a result of the transfer the AEAF is now 20. Based on the Contract Value of $100,295, the RV Ratio Band of 4 and the AEAF of 20, THERE IS NO REQUIRED ALLOCATION TO THE BOND PS SUBACCOUNT.

     d) Assume that two days after the additional Net Purchase Payment, when the Contract Value is $94,517 ($67,794 in the Lifestyle Growth PS Subaccount, $9,763 in the Ultra Short Term Bond Subaccount, and $16,960 in the Bond PS Subaccount), Contract Owner D elects to transfer $20,000 from the Lifestyle Growth PS Subaccount to the Ultra Short Term Bond Subaccount. There is no change to the RV Ratio or the RV Ratio Band. The AEAF is still 70. Based on the Contract Value of $94,517, the RV Ratio Band of 3 and the AEAF of 70, the Portfolio Stabilization Process requires $26,615 to be allocated to the Bond PS Subaccount. Therefore we proceed to Step Four. The total Contract Value in the Ultra Short Term Bond Subaccount is now $29,763, which exceeds the required allocation. WE TRANSFER THE $16,960 BALANCE IN THE BOND PS SUBACCOUNT TO THE LIFESTYLE GROWTH PS SUBACCOUNT. No portion of the Ultra Short Term Bond Subaccount will be transferred.

[JOHN HANCOCK LOGO]
the future is yours(R)

          To obtain a Venture(R) Opportunity A-Series Variable Annuity
              Account Statement of Additional Information ("SAI")

                             Send this request to:

 FOR CONTRACTS ISSUED IN A STATE/JURISDICTION OTHER THAN THE STATE OF NEW YORK:
                      Venture(R) Opportunity A-Series SAI
                     John Hancock Annuities Service Center
                              Post Office Box 9505
                           Portsmouth, NH 03802-9505

                 FOR CONTRACTS ISSUED IN THE STATE OF NEW YORK:
                     Venture(R) Opportunity A-Series NY SAI
                     John Hancock Annuities Service Center
                              Post Office Box 9506
                           Portsmouth, NH 03802-9506

                                                  CUT ALONG DOTTED LINE[GRAPHIC]

--------------------------------------------------------------------------------

Please send me a VENTURE(R) OPPORTUNITY A-SERIES VARIABLE ANNUITY Statement of Additional Information dated December 5, 2011, for

     [ ] Contracts issued in a state/jurisdiction other than the State of New York (Separate Account H).

     [ ]  Contracts issued in the State of New York (Separate Account A).

     Please check one box. If no box is checked, we will mail the Statement of Additional Information applicable to contracts with the address of record written below. If no contracts are listed with the address of record written below, we may be unable to fulfill the request.

     Name_______________________________________________________________________

     Address____________________________________________________________________

     City__________________________________State _____________  Zip ____________

 Venture(R) is a registered service mark of John Hancock Life Insurance Company
   (U.S.A.) and is used under license by John Hancock Life Insurance Company of New York

                                     PART B

                           INFORMATION REQUIRED IN A

                      STATEMENT OF ADDITIONAL INFORMATION

                              [JOHN HANCOCK LOGO]
                             JOHN HANCOCK ANNUITIES

                                             Statement of Additional Information
                                                          dated December 5, 2011

                      Statement of Additional Information
       John Hancock Life Insurance Company of New York Separate Account A

THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS. This Statement of Additional Information should be read in conjunction with the Prospectuses dated the same date as this Statement of Additional Information. This Statement of Additional Information describes additional information regarding the variable portion of the flexible purchase payment individual deferred variable annuity contracts (singly, a "Contract and collectively, the "Contracts" issued by JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK ("John Hancock New York") in New York as follows:

                  PROSPECTUSES ISSUED BY JOHN HANCOCK NEW YORK
           (to be read with this Statement of Additional Information)
             Venture (R) Opportunity A-Series Variable Annuities
             Venture (R) Opportunity O-Series Variable Annuities

You may obtain a copy of the Prospectus listed above by contacting us at the following addresses:

                JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK
JOHN HANCOCK ANNUITIES SERVICE CENTER            MAILING ADDRESS
164 Corporate Drive                              Post Office Box 9506
Portsmouth, NH 03801-6815                        Portsmouth, NH 03802-9506
(800) 551-2078                                   www.jhannuitiesnewyork.com

JHNY  SEP  ACCT  A  SAI  12/11

                               Table of Contents

GENERAL INFORMATION AND HISTORY                                                                    1
JOHN  HANCOCK  VARIABLE  INSURANCE  TRUST PORTFOLIO  HOLDINGS  CURRENTLY  POSTED ON A WEBSITE      1
ACCUMULATION UNIT VALUE TABLES                                                                     1
SERVICES                                                                                           1
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                                                      1
SERVICING AGENT                                                                                    2
PRINCIPAL UNDERWRITER                                                                              2
Special Compensation and Reimbursement Arrangements                                                2
STATE VARIATIONS REGARDING RECOGNITION OF SAME-SEX COUPLES                                         4
ADDITIONAL  INFORMATION  ABOUT  THE PORTFOLIO  STABILIZATION  PROCESS                              5
QUALIFIED PLAN TYPES                                                                               6
LEGAL AND REGULATORY MATTERS                                                                      10
APPENDIX A: FINANCIAL STATEMENTS                                                                 A-1

                        General Information and History

John Hancock Life Insurance Company of New York Separate Account A (the "Separate Account") (formerly, The Manufacturers Life Insurance Company of New York Separate Account A) is a separate investment account of John Hancock Life Insurance Company of New York ("we" or "us"), a stock life insurance company organized under the laws of New York in 1992. John Hancock New York's principal office is located at 100 Summit Lake Drive, Valhalla, New York 10595. It also has an Annuities Service Center located at 164 Corporate Drive, Portsmouth, New Hampshire 03801-6815. John Hancock New York is a wholly-owned subsidiary of John Hancock Life Insurance Company (U.S.A.) ("John Hancock USA") (formerly, The Manufacturers Life Insurance Company of New York), a stock life insurance company incorporated in Maine on August 20, 1955 by a special act of the Maine legislature and redomesticated under the laws of Michigan. The ultimate parent of John Hancock USA is Manulife Financial Corporation ("MFC") based in Toronto, Canada. MFC is the holding company of The Manufacturers Life Insurance Company and its subsidiaries, collectively known as Manulife Financial.

John Hancock New York established the Separate Account on March 4, 1992 as a separate account under the laws of New York.

Our financial statements which are included in this Statement of Additional Information should be considered only as bearing on our ability to meet our obligations under the Contracts. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

 John Hancock Variable Insurance Trust Portfolio Holdings Currently Posted on a
                                    Website

Each of the John Hancock Variable Insurance Trust's Funds of Funds that is available under the Contracts invests in shares of other portfolios. The John Hancock Variable Insurance Trust has adopted a policy to post each of these Funds of Funds' holdings in other portfolios on a website within 30 days after each calendar quarter end and within 30 days after any material changes are made to the holdings of a Fund of Funds. In addition, the ten largest holdings of each John Hancock Variable Insurance Trust Portfolio will be posted to the website 30 days after each calendar quarter end. The information described above will remain on the website until the date the John Hancock Variable Insurance Trust files its Form N-CSR or Form N-Q with the SEC for the period that includes the date as of which the website information is current. John Hancock Variable Insurance Trust's Form N-CSR and Form N-Q will contain each Portfolio's entire holdings as of the applicable calendar quarter end.

You may access information on holdings for the Funds of Funds available under your Contract on the following website:

     http://www.jhannuities.com/Marketing/Portolios/PortfoliosManagementTeamPage
..aspx?globalNavID=21

We provide this information in connection with our Contracts, but the John Hancock Variable Insurance Trust is responsible for the accuracy and validity of the information on holdings for the Funds of Funds posted on the website.

                         Accumulation Unit Value Tables

The Accumulation Unit Value Tables are located in Appendix U of the product prospectus.

                                    Services

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The financial statements of John Hancock Life Insurance Company of New York at December 31, 2010 and 2009, and for each of the three years in the period ended December 31, 2010, and the financial statements of John Hancock Life Insurance Company of New York Separate Account A at December 31, 2010, and for each of the two years in the period ended December 31, 2010, appearing in this Statement of Additional Information of the Registration Statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

SERVICING AGENT

Computer Sciences Corporation Financial Services Group ("CSC FSG") provides to us a computerized data processing recordkeeping system for variable annuity administration. CSC FSG provides various daily, semimonthly, monthly, semiannual and annual reports including:

     - daily updates on accumulation unit values, variable annuity participants and transactions, and agent production and commissions;

     -    semimonthly commission statements;

     -    monthly summaries of agent production and daily transaction reports;

     -    semiannual statements for Contract Owners; and

     -    annual Contract Owner tax reports.

We pay CSC FSG approximately $7.80 per Contract per year, plus certain other fees for the services provided.

PRINCIPAL UNDERWRITER

John Hancock Distributors, LLC ("JH Distributors"), an indirect wholly owned subsidiary of MFC, serves as principal underwriter of the Contracts. Contracts are offered on a continuous basis. The aggregate dollar amounts of underwriting commissions paid to JH Distributors in 2010, 2009, and 2008 were $369,132,052, $421,625,749, and $597,650,909, respectively.

Special Compensation and Reimbursement Arrangements

The Contracts are primarily sold through selected firms. The Contracts' principal distributor, JH Distributors, and its affiliates (collectively, "JHD") pay compensation to broker-dealers (firms) for the promotion and sale of the Contracts. The compensation JHD pays may vary depending on each firm's selling agreement and the specific Contract(s) distributed by the firm, but compensation (inclusive of wholesaler overrides and expense allowances) paid to the firms for sale of the Contracts is not expected to exceed the standard compensation amounts referenced in the Prospectus for the applicable Contract. The amount and timing of this compensation may differ among firms.

The registered representative through whom your Contract is sold will be compensated pursuant to that registered representative's own arrangement with his or her broker-dealer. The registered representative and the firm may have multiple options on how they wish to allocate their commissions and/or compensation. We are not involved in determining your registered representative's compensation. You are encouraged to ask your registered representative about the basis upon which he or she will be personally compensated for the advice or recommendations provided in connection with the sale of your Contract.

Compensation to firms for the promotion and sale of the Contracts is not paid directly by Contract owners, but we expect to recoup it through the fees and charges imposed under the Contract.

We may, directly or through JHD, make additional payments to firms, either from 12b-1 distribution fees received from the Contracts' underlying investment Portfolios or out of our own resources. These payments are sometimes referred to as "revenue sharing." Revenue sharing expenses are any payments made to broker-dealers or other intermediaries to either (i) compensate the intermediary for expenses incurred in connection with the promotion and/or sale of John Hancock investment products, or (ii) obtain promotional and/or distribution services for John Hancock investment products. Many firms that sell the Contracts receive one or more types of these cash payments.

We are among several insurance companies that pay additional payments to certain firms to receive "preferred" or recommended status. These privileges include: additional or special access to sales staff; opportunities to provide and/or attend training and other conferences; advantageous placement of our products on customer lists ("shelf-space arrangements"); and other improvements in sales by featuring our products over others.

Revenue sharing payments assist in our efforts to promote the sale of the Contracts and could be significant to a firm. Not all firms, however, receive additional compensation. We determine which firms to support and the extent of the payments we are willing to make, and generally choose to compensate firms that are willing to cooperate with our promotional efforts and have a strong capability to distribute the Contracts. We do not make an independent assessment of the cost of providing such services. Instead, we agree with the firm on the methods for calculating any additional compensation. The methods, which vary by firm and are further described below, may include different categories to measure the amount of revenue sharing payments, such as the level of sales, assets attributable to the firm and the variable annuity contracts covered under the arrangement (including contracts issued by any of our affiliates). The categories of revenue sharing payments that we may provide to firms, directly or through JHD, are not mutually exclusive and may vary from Contract to Contract. We or our affiliates may make additional types of revenue sharing payments for other products, and may enter into new revenue sharing arrangements in the future.

Currently, Edward Jones Co., L.P., a member firm of the Financial Industry Regulatory Authority ("FINRA") is the exclusive distributor soliciting sales of the Venture Opportunity variable annuity Contract. We made revenue sharing payments of more than $5,000 to Edward Jones Co., L.P. with respect to Venture Opportunity annuity business during calendar year 2010.

Your registered representative can provide you with more information about the compensation arrangements that apply upon the sale of a variable annuity contract.

The sums paid to Edward Jones Co., L.P. do not necessarily constitute "special cash compensation" as defined by NASD Conduct Rule 2830(l)(4). We will endeavor to update this disclosure annually; interim arrangements may not be reflected. We assume no duty to notify any investor whether his or her registered representative is or should be included in any such disclosure. You are encouraged to review the prospectus for each Portfolio for any other compensation arrangements pertaining to the distribution of Portfolio shares.

We may, directly or through JHD, also have arrangements with intermediaries that are not members of FINRA.

Sales and Asset Based Payments. We may, directly or through JHD, make revenue sharing payments as incentives to certain firms to promote and sell the Contracts. We hope to benefit from revenue sharing by increasing Contract sales. In consideration for revenue sharing, a firm may feature the Contracts in its sales system or give us additional access to members of its sales force or management. In addition, a firm may agree to participate in our marketing efforts by allowing us to participate in conferences, seminars or other programs attended by the firm's sales force. Although a firm may seek revenue sharing payments to offset costs incurred by the firm in servicing its clients that have purchased the Contracts, the firm may earn a profit on these payments. Revenue sharing payments may provide a firm with an incentive to favor the Contracts in its sales efforts.

The revenue sharing payments we make may be calculated on sales of our products by the firm ("Sales-Based Payments"). These payments are based upon a percentage of the total amount of money received, or anticipated to be received, for sales through a firm of some or all of the insurance products that we and/or our affiliates offer. We make these payments on a periodic basis.

Such payments also may be calculated based upon the "assets under management" attributable to a particular firm ("Asset-Based Payments"). These payments are based upon a percentage of the contract value of some or all of our (and/or our affiliates') insurance products that were sold through the firm. We make these payments on a periodic basis.

Sales-Based Payments primarily create incentives to make new sales of our insurance products and Asset-Based Payments primarily create incentives to service and maintain previously sold Contracts. We may pay a firm either or both Sales-Based Payments and Asset-Based Payments.

Administrative and Processing Support Payments. We may, directly or through JHD, also make payments to certain firms that sell our products for certain administrative services, including record keeping and sub-accounting Contract owner accounts, and in connection with account maintenance support, statement preparation and transaction processing. The types of payments that we may make under this category include, among others, payment of ticket charges per purchase or exchange order placed by a firm, payment of networking fees in connection with certain mutual fund trading systems, or one-time payments for ancillary services such as setting up funds on a firm's mutual fund trading system.

Other Payments. We may, directly or through JHD, also provide, either from the 12b-1 distribution fees received from the Portfolios underlying the Contracts or out of our own resources, additional compensation to firms that sell or arrange for the sale of Contracts. Such compensation may include seminars for the public, advertising and sales campaigns regarding the Contracts to assist a firm in connection with its systems, operations and marketing expenses, or for other activities of a selling firm or wholesaler. We may contribute to, as well as sponsor, various educational programs, sales contests and/or promotions in which participating firms and their sales persons may receive prizes such as merchandise, cash, or other awards.

Other compensation may be offered to the extent not prohibited by federal or state laws or any self-regulatory agency, such as FINRA. We make payments for entertainment events we deem appropriate, subject to our guidelines and applicable law. These payments may vary widely, depending upon the nature of the event or the relationship. We may make these payments upon the initiation of a relationship with a firm, and at any time thereafter.

We may have other relationships with firms relating to the provisions of services to the Contracts, such as providing omnibus account services, transaction processing services, or effecting portfolio transactions for Portfolios. If a firm provides these services, we may compensate the firm for these services. In addition, a firm may have other compensated or uncompensated relationships with us that are not related to the Contracts.

           State Variations Regarding Recognition of Same-Sex Couples

The federal Defense of Marriage Act ("DOMA") does not recognize civil unions or same-sex marriages. Therefore, the federal tax treatment available to spouses who fall within the definition of DOMA may not be available to civil union or same-sex marriage partners. However, the following table identifies the states that may, pursuant to state law, extend to civil union and same-sex marriage partners the same benefits (other than federal tax benefits) that are granted to spouses who fall within the definition of DOMA:

       STATE           TYPE OF JURISDICTION           RELATED RULE
     California        Domestic Partnership


      Colorado        Designated Beneficiary        May recognize spouses of
                            Agreements              civil unions from other
                                                         jurisdictions

    Connecticut         Same-Sex Marriage
District of Columbia  Domestic Partnership,
                        Same-Sex Marriage
       Hawaii         Reciprocal Beneficiary
                           Relationship
      Illinois             Civil Union
        Iowa            Same-Sex Marriage
       Maine          Domestic Partnerships
      Maryland         Domestic Partnership         Also recognizes spouses
                                                 of same-sex marriages who were
                                                       married in another
                                                          jurisdiction
   Massachusetts        Same-Sex Marriage
       Nevada          Domestic Partnership
   New Hampshire        Same-Sex Marriage
     New Jersey            Civil Union,             Also recognizes spouses
                       Domestic Partnership         of civil unions who were
                                                       married in another
                                                          jurisdiction
      New York          Same-Sex Marriage
       Oregon          Domestic Partnership
    Rhode Island       Domestic Partnership          Recognizes spouses of
                                                        civil unions and
                                                     same-sex marriages who
                                                    were married in another
                                                          jurisdiction
      Vermont           Same-Sex Marriage
     Washington        Domestic Partnership
     Wisconsin        Domestic Partnerships

The table above is current only as of the date of this Statement of Additional Information. Please consult with your own qualified tax advisor for information on: (1) how federal tax rules may affect Contracts where civil union or same-sex marriage partners either singularly or jointly own the Contract, or are designated Annuitant(s), Beneficiary(ies) and/or Covered Person(s); and (2) your state's regulations regarding civil unions and same-sex marriages.

        Additional Information about the Portfolio Stabilization Process

Please read the applicable Prospectus for Venture(R) Opportunity A-Series Variable Annuity or Venture(R) Opportunity O-Series Variable Annuity Contracts for general information on Contracts issued with an IPFL 12.11 Series Rider. We provide additional information in this section about the Portfolio Stabilization Process we use to monitor Contract Value and to make automatic transfers between the Lifestyle PS Subaccounts and the Bond PS Subaccount.

Determination of Reference Value Under STEP ONE of the Portfolio Stabilization Process

Contract Inception

The initial Reference Value is equal to the Contract Value on the Contract Date.

Determination of Monthly Anniversary Dates

The Reference Value will be adjusted on each Monthly Anniversary to equal the greater of (a) the current Reference Value or (b) the Contract Value on that day.

Adjustments for Additional Purchase Payments

Additional Purchase Payments that we accept on any Business Day prior to the Lifetime Income Date increase the Reference Value by the amount of the Additional Purchase Payment.

Additional Purchase Payments that we accept on any Business Day coincident with or after the Lifetime Income Date increase the Reference Value by the excess, if any, of the Additional Payment over any withdrawal since the later of:

(a)  the Lifetime Income Date, or

(b)  the later of:

     (i) the date of an Additional Purchase Payment that increased the Reference Value, or

     (ii) the date of a reduction in the Reference Value.

Adjustments for Excess Withdrawals

The Reference Value will not be adjusted for withdrawals that are less than or equal to the Lifetime Income Amount.

Excess Withdrawals, including all withdrawals prior to the Lifetime Income Date, will reduce the Reference Value in the same proportion as the amount of the withdrawal divided by the Contract Value prior to the withdrawal.

As an example, assume that you own a Contract with an IPFL 12.11 Series Rider on a Business Day, where:

     -    the Business Day is after the Lifetime Income Date,

     -    no withdrawal charges apply,

     -    the Contract Value is $100,000,

     -    the Lifetime Income Amount is $5,000,

     -    the Reference Value is $120,000, and

     -    you withdraw $15,000.

Under these assumptions, the Portfolio Stabilization Process will adjust the Reference Value as follows:

     -    the Excess Withdrawal amount is $15,000 - $5,000, or $10,000,

     - the Contract Value immediately before the Excess Withdrawal is $100,000 - $5,000, or $95,000,

     -    the Contract Value immediately after the Excess Withdrawal is $95,000
          - $10,000, or $85,000, and

     - the adjusted Reference Value is ($120,000 x ($85,000 / $95,000)), or $107,368.

Review of Contract Value Allocation Under STEP TWO of the Portfolio Stabilization Process

The Portfolio Stabilization Process uses the term "Target Bond PS Subaccount Allocation" in connection with the review of Contract Value Allocation to describe the target amount required to be maintained in the Bond PS Subaccount, before adjustment to reflect Contract Value allocated to the Ultra Short Term Bond Subaccount. We define the term as follows:

Target Bond PS Subaccount Allocation - The sum of (a) plus (b) minus (c) minus
(d) where:

(a)  Is the minimum of the Contract Value and 80% of the Reference Value

(b)  Is the Reference Value Band multiplied by 2.5% of Reference Value

(c) Is 20 divided by the weighted average AEAF ("WAEAF") multiplied by the minimum of the Contract Value and 80% of the Reference Value

(d) Is the Reference Value Band multiplied by 2.5% of the Reference Value multiplied by F.

     For purposes of the Target Bond PS Subaccount Allocation, "F" is determined as follows:

     32 x WAEAF - 540 + RV Band x (WAEAF - 20)
F = ---------------------------------------------------
     5 x WAEAF

Automatic Transfers Under STEP THREE of the Portfolio Stabilization Process

Whenever a Target Bond PS Subaccount Allocation is calculated, the Portfolio Stabilization Process will compare that amount to the combined Contract Value in the Bond PS Subaccount and the Ultra Short Term Bond Subaccount (the "Combined Contract PS Value").

A. TRANSFERS FROM THE LIFESTYLE PS SUBACCOUNTS. If there is an excess of the Target Bond PS Subaccount Allocation over the Combined Contract PS Value, the excess will be transferred automatically from the Lifestyle PS Subaccounts with current Contract Value to the Bond PS Subaccount. The excess will be transferred on a pro-rata basis from the Lifestyle PS Subaccounts, based on the Contract Value in each Lifestyle PS Subaccount before such transfer.

B. TRANSFERS FROM THE BOND PS SUBACCOUNT TO THE LIFESTYLE PS SUBACCOUNTS. The Portfolio Stabilization Process will result in a transfer to the Lifestyle PS Subaccounts if:

     - the Combined Contract PS Value exceeds the Target Bond PS Subaccount Allocation, and

     - some or all of your Contract Value is currently allocated to the Bond PS Subaccount and any of the Lifestyle PS Subaccounts.

In such an event, your Contract Value allocated to the Bond PS Subaccount, up to the amount of the excess, will be transferred automatically from the Bond PS Subaccount to the Lifestyle PS Subaccounts. The transfer will be on a pro-rata basis into the Lifestyle PS Subaccounts based on the Contract Value in each Lifestyle PS Subaccount before such transfer.

C. TRANSFERS FROM THE BOND PS SUBACCOUNT TO THE ULTRA SHORT TERM BOND SUBACCOUNT OR THE LIFESTYLE CONSERVATIVE PS SUBACCOUNT. The Portfolio Stabilization Process will result in a transfer to the Ultra Short Term Bond Subaccount or the Lifestyle Conservative PS Subaccount if:

     - the Combined Contract PS Value exceeds the Target Bond PS Subaccount Allocation, and

     - you have instructed us to allocate 100% of your available Contract Value to ONE OF the Ultra Short Term Bond Subaccount or the Lifestyle Conservative PS Subaccount, and

     - some of your Contract Value is currently allocated to the Bond PS Subaccount.

In such an event, your Contract Value allocated to the Bond PS Subaccount, up to the amount of the excess, will be transferred automatically to the Subaccount you have instructed.

The Portfolio Stabilization Process will result in a transfer to the Lifestyle Conservative PS Subaccount if:

     - the Combined Contract PS Value exceeds the Target Bond PS Subaccount Allocation, and

     - you have instructed us to allocate 100% of your available Contract Value to A COMBINATION of the Ultra Short Term Bond Subaccount or the Lifestyle Conservative PS Subaccount, and

     - some of your Contract Value is currently allocated to the Bond PS Subaccount.

In such an event, your Contract Value allocated to the Bond PS Subaccount, up to the amount of the excess, will be transferred automatically to the Lifestyle Conservative PS Subaccount.

Processing Transactions Before Performing the Portfolio Stabilization Process

At the end of each Business Day, we will perform the Portfolio Stabilization Process after we process any other transactions under your Contract for that Business Day. The other transactions include any requests for withdrawals, transfers or other Contract benefits received before the end of that Business Day, Additional Purchase Payments received on that Business Day, and any Step-Ups, Credits, deduction of Contract fees and charges or other automated transactions scheduled for that Business Day.

                              Qualified Plan Types

TRADITIONAL IRAS

Individual Retirement Annuities

Section 408 of the Internal Revenue Code ("Code") permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity or IRA (sometimes referred to as a traditional IRA to distinguish it from the Roth IRA discussed below). IRAs are subject to limits on the amounts that may be contributed and deducted, the persons who may be eligible and the time when distributions may commence. Also, distributions from certain other types of qualified retirement plans may be rolled over on a tax-deferred basis into an IRA. The Contract may not, however, be used in connection with an Education IRA under section 530 of the Code.

The Contract may be issued with a death benefit or certain benefits provided by an optional Rider. The presence of such benefits may increase the amount of any required minimum distributions for IRAs and other Contracts subject to the Required Minimum Distribution (RMD) rules.

Distributions

In general, unless you have made non-deductible contributions to your IRA, all amounts paid out from a traditional IRA Contract (in the form of an annuity, a single sum, death benefits or partial withdrawal), are taxable to the payee as ordinary income. As in the case of a Contract not purchased under a Qualified Plan, you may incur an additional 10% penalty tax if you make a surrender or withdrawal before you reach age 59 1/2 (unless certain exceptions apply as specified in Code section 72(t)). If you have made any non-deductible contributions to an IRA Contract, all or part of any withdrawal or surrender distribution, single sum death benefit or annuity payment, may be excluded from your taxable income when you receive the distribution.

The tax law requires that annuity payments or other distributions under a traditional IRA Contract begin no later than April 1 of the year following the year in which the Owner attains age 70 1/2. The amount that must be distributed each year is computed on the basis of the Owner's age and the value of the Contract, taking into account both the account balance and the actuarial present value of other benefits provided under the Contract.

ROTH IRAS

Section 408A of the Code permits eligible individuals to contribute to a type of IRA known as a Roth IRA. Roth IRAs are generally subject to the same rules as non-Roth IRAs, but they differ in certain significant respects.

Among the differences are that contributions to a Roth IRA are not deductible and qualified distributions from a Roth IRA are excluded from income. A qualified distribution is a distribution that satisfies two requirements. First, the distribution must be made in a taxable year that is at least five years after the first taxable year for which a contribution to any Roth IRA established for the Owner was made. Second, the distribution must be:

     -    made after the Owner attains age 59 (1/2);

     -    made after the Owner's death;

     -    attributable to the Owner being disabled; or

     -    a qualified first-time homebuyer distribution within the meaning of section 72(t) (2) (F) of the Code.

In addition, distributions from Roth IRAs need not commence when the Owner attains age 70 1/2. Distributions must, however, begin after the Owner's death. A Roth IRA may (subject to constraints explained below under "Conversion or Direct Rollover to a Roth IRA") accept a "qualified rollover contribution" from another Roth IRA, a traditional IRA, a qualified retirement plan described in section 401(a) or 403(a) of the Code, a tax-sheltered annuity contract described in section 403(b) of the Code, or an eligible deferred compensation plan maintained by a governmental employer under section 457(b) of the Code.

If the Contract is issued with certain death benefits or benefits provided by an optional Rider, the presence of these benefits may increase the amount of any RMDs for IRAs (which include Roth IRAs) and other Contracts subject to the minimum distribution rules. Also, the state tax treatment of a Roth IRA may differ from the federal income tax treatment of a Roth IRA. YOU SHOULD SEEK INDEPENDENT TAX ADVICE IF YOU INTEND TO USE THE CONTRACT IN CONNECTION WITH
A ROTH IRA.

Conversion or Direct Rollover to A Roth IRA

You can convert a traditional IRA to a Roth IRA or directly roll over distributions from a retirement plan described in sections 401(a), 403(a), or 403(b) of the Code or a governmental deferred compensation plan described in section 457(b) of the Code to a Roth IRA. The Roth IRA annual contribution limit does not apply to converted or rollover amounts.

You must, however, pay tax on any portion of the converted or direct rollover amount that would have been taxed if you had not converted or rolled over to a Roth IRA. No similar limitations apply to rollovers to a Roth IRA from another Roth IRA or from a designated Roth account within a Qualified Plan. Please note that the amount deemed to be the "converted amount" for tax purposes may be higher than the Contract Value because of the deemed value of guarantees.
If the converted or rollover amount is held in a Contract issued by us, and you ask us to withhold any amount to pay the tax on the conversion or rollover, we will treat the withholding as a Contract withdrawal. The amount withheld could reduce the benefit value of any elected optional guarantee Rider,in a proportion determined by the Rider. You may find it advantageous to pay the tax due on the conversion or rollover from resources outside of the Contract in order to avoid any benefit reduction. YOU SHOULD SEEK INDEPENDENT TAX ADVICE IF YOU INTEND TO USE THE CONTRACT IN CONNECTION WITH A ROTH IRA.

SIMPLE IRA PLANS

In general, under section 408(p) of the Code a small business employer may establish a SIMPLE IRA retirement plan if the employer employed no more than 100 employees earning at least $5,000 during the preceding year. Under a SIMPLE IRA plan both employees and the employer make deductible contributions. SIMPLE IRAs are subject to various requirements, including limits on the amounts that may be contributed, the persons who may be eligible, and the time when distributions may commence. If the Contract is issued with certain death benefits or benefits provided by an optional Rider, the presence of these benefits may increase the amount of any RMDs for IRAs (which would include SIMPLE IRAs) and other Contracts subject to the minimum distribution rules. The requirements for minimum distributions from a SIMPLE IRA retirement plan are generally the same as those discussed above for distributions from a traditional IRA. The rules on taxation of distributions are also similar to those that apply to a traditional IRA, except that (i) tax free rollovers may be made from a SIMPLE IRA plan only to another SIMPLE IRA plan during the first two years of participation in the plan; and (ii) the penalty tax on early distribution from a SIMPLE IRA plan that occurs during the first two years of participation is 25%, instead of 10%. EMPLOYERS INTENDING TO USE THE CONTRACT IN CONNECTION WITH SUCH PLANS SHOULD SEEK INDEPENDENT TAX ADVICE.

SIMPLIFIED EMPLOYEE PENSIONS (SEP-IRAS)

Section 408(k) of the Code allows employers to establish simplified employee pension plans for their employees, using the employees' IRAs for such purposes, if certain criteria are met. Under these plans the employer may, within specified limits, make deductible contributions on behalf of the employees to IRAs. If the Contract is issued with certain death benefits or benefits provided by an optional Rider, the presence of these benefits may increase the amount of any RMDs for IRAs (which would include SEP-IRAs) and other Contracts subject to the minimum distribution rules. The requirements for minimum distributions from a SEP-IRA, and rules on taxation of distributions from a SEP-IRA, are generally the same as those discussed above for distributions from a traditional IRA.

SECTION 403(b) QUALIFIED PLANS OR TAX-SHELTERED ANNUITIES

We currently are not offering this Contract for use in a retirement plan intended to qualify as a Section 403(b) Qualified Plan.

If you are considering making a rollover transfer from a retirement plan described in section 403(b) of the Code to a traditional IRA or a Roth IRA, you should consult with a tax advisor regarding possible tax consequences. If you have a loan outstanding under the section 403(b) plan, the transfer may subject you to income taxation on the amount of the loan balance.

CORPORATE AND SELF-EMPLOYED ("H.R.-10" AND "KEOGH") PENSION AND PROFIT-SHARING PLANS

Sections 401(a) and 403(a) of the code permit corporate employers to establish various types of tax-deferred retirement plans for employees. The Self-Employed Individuals' Tax Retirement Act of 1962, as amended, permits self-employed individuals to establish tax-favored retirement plans, commonly referred to as "H.R.-10" or "Keogh" plans, for themselves and their employees. Such retirement plans may permit the purchase of annuity contracts in order to provide benefits under the plans. The Contract provides death benefit options that in certain circumstances may exceed the greater of the Purchase Payments and Contract Value. It is possible that the presence of the death benefit could be characterized by the IRS as an "incidental death benefit" and result in currently taxable income to the participant. There also are limits on the amount of incidental benefits that may be provided under pension and profit sharing plans. If the Contract is issued with certain death benefits or benefits provided under an optional Rider, the presence of these benefits may increase the amount of any required minimum distributions that must be made. EMPLOYERS INTENDING TO USE THE CONTRACT IN CONNECTION WITH SUCH PLANS SHOULD SEEK INDEPENDENT ADVICE.

Minimum distributions to the employee under an employer's pension and profit sharing plan qualified under section 401(a) of the Code must begin no later than April 1 of the year following the calendar year in which the employee reaches age 70 1/2 or, if later, retires. In the case of an employee who is a 5 percent Owner as defined in Code section 416, the required beginning date is April 1 of the year following the calendar year in which the employee reaches age 70 1/2.

DEFERRED COMPENSATION PLANS OF STATE AND LOCAL GOVERNMENTS AND TAX-EXEMPT ORGANIZATIONS

Section 457 of the Code permits employees of state and local governments and tax-exempt organizations to defer a portion of their compensation without paying current taxes. The employees must be participants in an eligible deferred compensation plan. Generally, a Contract purchased by a state or local government or a tax-exempt organization will not be treated as an annuity contract for federal income tax purposes.

A section 457 plan must satisfy several conditions, including the requirement that it must not permit distributions prior to your separation from service (except in the case of an unforeseen emergency).

When we make payments under your Contract, the payment is taxed as ordinary income. Minimum distributions under a section 457 plan must begin no later than April 1 of the year following the year in which the employee reaches age 70 1/2 or, if later, retires. If the Contract is issued with certain death benefits or benefits provided under an optional Rider, the presence of these benefits may increase the amount of any required minimum distributions that must be made.

                          Legal and Regulatory Matters

There are no legal proceedings to which we, the Separate Account or the principal underwriter is a party, or to which the assets of the Separate Account are subject, that are likely to have a material adverse effect on:

     -    the Separate Account; or

     - the ability of the principal underwriter to perform its contract with the Separate Account; or

     - on our ability to meet our obligations under the variable annuity contracts funded through the Separate Account.

On June 25, 2007, John Hancock Investment Management Services, LLC (the "Adviser") and John Hancock Distributors LLC (the "Distributor") and two of their affiliates (collectively, the "John Hancock Affiliates") reached a settlement with the Securities and Exchange Commission ("SEC") that resolved an investigation of certain practices relating to the John Hancock Affiliates' variable annuity and mutual fund operations involving directed brokerage and revenue sharing. Under the terms of the settlement, each John

Hancock Affiliate was censured and agreed to pay a $500,000 civil penalty to the United States Treasury. In addition, the Adviser and the Distributor agreed to pay disgorgement of $14,838,943 and prejudgment interest of $2,001,999 to the John Hancock Trust Portfolios that participated in the Adviser's commission recapture program during the period from 2000 to April 2004. Collectively, all John Hancock Affiliates agreed to pay a total disgorgement of $16,926,420 and prejudgment interest of $2,361,460 to the entities advised or distributed by John Hancock Affiliates. The Adviser discontinued the use of directed brokerage in recognition of the sale of Portfolio shares in April 2004.

                        APPENDIX A: Financial Statements

AUDITED FINANCIAL STATEMENTS

John Hancock Life Insurance Company of New York
For the Years Ended December 31, 2010, 2009 and 2008

                 JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

                      INDEX TO AUDITED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm ..................   F-1
Audited Financial Statements:
   Balance Sheets-
   As of December 31, 2010 and 2009 ......................................   F-2
   Statements of Operations-
   For the Years Ended December 31, 2010, 2009, and 2008 .................   F-4
   Statements of Changes in Shareholder's Equity and Comprehensive Income-
   For the Years Ended December 31, 2010, 2009, and 2008 .................   F-5
   Statements of Cash Flows-
   For the Years Ended December 31, 2010, 2009, and 2008 .................   F-6
   Notes to Financial Statements .........................................   F-7

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
John Hancock Life Insurance Company of New York

We have audited the accompanying balance sheets of John Hancock Life Insurance Company of New York (the Company) as of December 31, 2010 and 2009, and the related statements of operations, changes in shareholder's equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of John Hancock Life Insurance Company of New York at December 31, 2010 and 2009 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the financial statements, in 2009 the Company changed their method of accounting and reporting for other-than-temporary impairments on debt securities.


                                                /s/ Ernst & Young, LLP

Boston, Massachusetts
March 30, 2011

                 JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

                                 BALANCE SHEETS

                                                                           DECEMBER 31,
                                                                         ----------------
                                                                           2010     2009
                                                                         -------   ------
                                                                           (IN MILLIONS)
ASSETS
   Investments
   Fixed maturities:
      Available-for-sale--at fair value
      (amortized cost: 2010--$7,594, 2009--$1,221) ...................   $ 7,813   $1,235
      Held-for-trading--at fair value
      (cost: 2010--$393, 2009--$0) ...................................       410       --
   Investment in unconsolidated affiliate ............................         1        1
   Mortgage loans on real estate .....................................       806       --
   Investment real estate and agriculture ............................        85       --
   Policy loans ......................................................       112       55
   Short-term investments ............................................        67      107
                                                                         -------   ------
      Total Investments ..............................................     9,294    1,398
   Cash and cash equivalents .........................................       445      669
   Accrued investment income .........................................       121       28
   Value of business acquired ........................................        42       --
   Deferred policy acquisition costs and deferred sales inducements ..       595      588
   Amounts due from affiliates .......................................       368        6
   Reinsurance recoverable ...........................................       253      108
   Derivative asset ..................................................        24       --
   Deferred income tax asset .........................................         5       --
   Other assets ......................................................        43       25
   Separate account assets ...........................................     7,351    6,648
                                                                         -------   ------
      TOTAL ASSETS ...................................................   $18,541   $9,470
                                                                         =======   ======

                 JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

                                                                   DECEMBER 31,
                                                                 ----------------
                                                                   2010     2009
                                                                 -------   ------
                                                                   (IN MILLIONS)
LIABILITIES AND SHAREHOLDER'S EQUITY
LIABILITIES
   Future policy benefits ....................................   $ 5,737   $  981
   Policyholders' funds ......................................       741       77
   Unearned revenue ..........................................        54       41
   Unpaid claims and claim expense reserves ..................        21       18
   Policyholder dividends payable ............................         2       --
   Amounts due to affiliates .................................     2,556       56
   Current income tax payable ................................       105       86
   Deferred income tax liability .............................        --      100
   Derivative liability ......................................       134       --
   Deferred gains ............................................       120       --
   Other liabilities .........................................       106       51
   Separate account liabilities ..............................     7,351    6,648
                                                                 -------   ------
      Total Liabilities ......................................    16,927    8,058
COMMITMENTS AND LEGAL PROCEEDINGS (NOTE 8)
SHAREHOLDER'S EQUITY
   Common stock ($1.00 par value; 3,000,000 shares authorized;
      2,000,003 shares issued and outstanding at December 31,
      2010 and 2009, respectively) ...........................         2        2
   Additional paid-in capital ................................       895      895
   Retained earnings .........................................       591      510
   Accumulated other comprehensive income ....................       126        5
                                                                 -------   ------
      Total Shareholder's Equity .............................     1,614    1,412
                                                                 -------   ------
      TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY .............   $18,541   $9,470
                                                                 =======   ======

The accompanying notes are an integral part of these financial statements.

                 JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

                            STATEMENTS OF OPERATIONS

                                                                       YEARS ENDED DECEMBER 31,
                                                                       ------------------------
                                                                          2010    2009   2008
                                                                         ------   ----   ----
                                                                             (IN MILLIONS)
REVENUES
   Premiums ........................................................     $1,199   $ 27   $ 18
   Fee income ......................................................        281    198    162
   Net investment income ...........................................        462    173    174
   Net realized investment and other (losses) gains ................       (187)     1     10
                                                                         ------   ----   ----
      Total revenues ...............................................      1,755    399    364
BENEFITS AND EXPENSES
   Benefits to policyholders .......................................      1,400    (94)   366
   Policyholder dividends ..........................................          8     --     --
   Amortization of deferred policy acquisition costs, deferred sales
      inducements, and value of business acquired ..................         68    114    (35)
   Other operating costs and expenses ..............................        200     62     54
                                                                         ------   ----   ----
      Total benefits and expenses ..................................      1,676     82    385
                                                                         ------   ----   ----
Income (loss) before income taxes ..................................         79    317    (21)
Income tax (benefit) expense .......................................       (102)   108    (11)
                                                                         ------   ----   ----
Net income (loss) ..................................................     $  181   $209   $(10)
                                                                         ======   ====   ====

The accompanying notes are an integral part of these financial statements.

                 JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

                     STATEMENTS OF CHANGES IN SHAREHOLDER'S
                         EQUITY AND COMPREHENSIVE INCOME

                                                          ADDITIONAL              ACCUMULATED OTHER       TOTAL
                                                CAPITAL     PAID-IN    RETAINED     COMPREHENSIVE     SHAREHOLDER'S     OUTSTANDING
                                                 STOCK      CAPITAL    EARNINGS         INCOME           EQUITY           SHARES
                                                -------   ----------   --------   -----------------   -------------   --------------
                                                            (IN MILLIONS, EXCEPT FOR OUTSTANDING SHARES)              (IN THOUSANDS)
BALANCE AT JANUARY 1, 2008 ..................      $2        $113       $ 309            $ 11             $  435           2,000
Comprehensive income:
   Net loss .................................                             (10)                               (10)
      Other comprehensive income, net of tax:
         Net unrealized investment gains ....                                              16                 16
                                                                                                          ------
Comprehensive income ........................                                                                  6
Capital contribution from Parent ............                 300                                            300
                                                  ---        ----       -----            ----             ------           -----
BALANCE AT DECEMBER 31, 2008 ................      $2        $413       $ 299            $ 27             $  741           2,000
Comprehensive income:
   Net income ...............................                             209                                209
      Other comprehensive loss, net of tax:
         Net unrealized investment losses ...                                             (20)               (20)
                                                                                                          ------
Comprehensive income ........................                                                                189
Adoption of ASC 320,
   recognition of other-than-
   temporary impairments ....................                               2              (2)                --
Capital contribution from Parent ............                 482                                            482
                                                  ---        ----       -----            ----             ------           -----
BALANCE AT DECEMBER 31, 2009 ................      $2        $895       $ 510            $  5             $1,412           2,000
Comprehensive income:
   Net income ...............................                             181                                181
      Other comprehensive income, net of tax:
         Net unrealized investment gains ....                                             121                121
                                                                                                          ------
Comprehensive income ........................                                                                302
Dividend paid to Parent .....................                            (100)                              (100)
                                                  ---        ----       -----            ----             ------           -----
BALANCE AT DECEMBER 31, 2010 ................      $2        $895       $ 591            $126             $1,614           2,000
                                                  ===        ====       =====            ====             ======           =====

The accompanying notes are an integral part of these financial statements.

                 JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

                            STATEMENTS OF CASH FLOWS

                                                                         YEARS ENDED DECEMBER 31,
                                                                         ------------------------
                                                                            2010     2009    2008
                                                                          -------   -----   -----
                                                                               (IN MILLIONS)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss) ....................................................    $   181   $ 209   $ (10)
Adjustments to reconcile net income to net cash provided by operating activities:
   Net realized investment and other losses (gains) ..................        187      (1)    (10)
   Increase in reinsurance recoverable ...............................       (145)    (14)    (34)
   Amortization of premiums and accretion of discounts associated with
      investments, net ...............................................         77       6       1
   Amortization of deferred policy acquisition costs, deferred sales
      inducements, and value of business acquired ....................         68     114     (35)
   Capitalization of deferred policy acquisition costs and deferred
      sales inducements ..............................................       (132)    (99)   (143)
   Net cash flows from trading securities ............................       (410)     --      --
   Increase in accrued investment income .............................        (93)     (9)     --
   Decrease in other assets and other liabilities, net ...............      2,360     110      15
   Increase (decrease) in policyholder liabilities and accruals,
      net ............................................................      4,526    (204)    357
   (Decrease) increase in deferred income taxes ......................       (170)     31     (21)
                                                                          -------   -----   -----
   Net cash provided by operating activities .........................      6,449     143     120
                                                                          -------   -----   -----
CASH FLOWS FROM INVESTING ACTIVITIES:
   Sales of:
      Fixed maturities ...............................................      2,258     122     122
      Mortgage loans on real estate ..................................         11      --      --
      Investment real estate and agriculture .........................          5      --      --
   Maturities of:
      Fixed maturities ...............................................        112     104     113
      Mortgage loans on real estate ..................................         20      --      --
   Purchases of:
      Fixed maturities ...............................................     (8,822)   (777)   (390)
      Mortgage loans on real estate ..................................       (851)     --      --
      Investment real estate and agriculture .........................        (90)     --      --
   Net sales (purchases) of short-term investments ...................         40     407    (320)
   Policy loans advanced, net ........................................        (57)    (12)     (8)
   Net change in payable for undelivered securities ..................         (2)     --      (5)
   Derivatives and other, net ........................................        (77)     --      --
                                                                          -------   -----   -----
Net cash used in investing activities ................................     (7,453)   (156)   (488)
                                                                          -------   -----   -----
CASH FLOWS FROM FINANCING ACTIVITIES:
   Capital contribution from Parent ..................................         --     482     300
   Dividend paid to Parent ...........................................       (100)     --      --
   Universal life and investment-type contract deposits ..............      1,404     320     463
   Universal life and investment-type contract maturities and
      withdrawals ....................................................       (525)    (65)   (136)
   Net transfers to separate accounts related to universal life and
      investment-type contracts ......................................          1    (119)   (228)
                                                                          -------   -----   -----
Net cash provided by financing activities ............................        780     618     399
                                                                          -------   -----   -----
Net (decrease) increase in cash and cash equivalents .................       (224)    605      31
Cash and cash equivalents at beginning of year .......................        669      64      33
                                                                          -------   -----   -----
CASH AND CASH EQUIVALENTS AT END OF YEAR .............................    $   445   $ 669   $  64
                                                                          =======   =====   =====

The accompanying notes are an integral part of these financial statements.

                 JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS. John Hancock Life Insurance Company of New York (the "Company") is a wholly-owned subsidiary of John Hancock Life Insurance Company (U.S.A.) ("JHUSA"). JHUSA is a wholly-owned subsidiary of The Manufacturers Investment Corporation ("MIC"). MIC is a wholly-owned subsidiary of John Hancock Holdings (Delaware), LLC ("JHHLLC"). JHHLLC is an indirect, wholly-owned subsidiary of The Manufacturers Life Insurance Company ("MLI"). MLI, in turn, is a wholly-owned subsidiary of Manulife Financial Corporation ("MFC"), a Canadian-based, publicly traded financial services holding company.

The Company provides a wide range of insurance and investment products to both individual and institutional customers located exclusively in the State of New York ("NY"). These products, including individual life insurance and individual and group fixed and variable annuities, are sold through an extensive network of agents, securities dealers, and other financial institutions.

On December 31, 2009, John Hancock Life Insurance Company ("JHLICO"), which was a wholly-owned subsidiary of John Hancock Financial Services, Inc. ("JHFS"), and John Hancock Variable Life Insurance Company ("JHVLICO"), which was a wholly-owned subsidiary of JHLICO, merged with and into JHUSA. As a result of the merger, JHLICO and JHVLICO ceased to exist, and the companies' property and obligations became the property and obligations of JHUSA.

On December 31, 2009, JHFS merged with and into MIC. As a result of the merger, JHFS ceased to exist, and the company's property and obligations became the property and obligations of MIC.

On January 1, 2010, $7,364 million of NY life insurance and fixed and variable annuity reserves and liabilities related to policyholders who reside in the State of NY ("NY business"), including the assets supporting the business, were transferred from JHUSA to the Company. The transfer included participating traditional life insurance, universal life insurance, fixed deferred and immediate annuities, participating pension contracts, and variable annuities. The transfer of the NY business was completed pursuant to the merger of JHLICO and JHVLICO into JHUSA on December 31, 2009. Since the surviving entity, JHUSA, is not licensed in NY, JHLICO filed a Plan of Withdrawal (the "Plan") with the State of NY and pursuant to the Plan, JHUSA transferred substantially all of its NY business to the Company on January 1, 2010 ("NY transfer").

The NY business was transferred using assumption reinsurance and coinsurance and modified coinsurance with cut-through provisions. The January 1, 2010 impact of the transfer on the Company's Balance Sheet was an increase in total assets of $7,489 million, an increase in total liabilities of $7,364 million, and an increase in net income of $125 million. The major categories of assets transferred included available-for-sale fixed maturities of $5,791 million, held-for-trading fixed maturities of $354 million, mortgage loans on real estate of $769 million, investment real estate and agriculture of $88 million, cash and cash equivalents of $163 million, accrued investment income of $69 million, value of business acquired ("VOBA") of $56 million, derivative assets of $17 million, and deferred income tax asset of $143 million. The major categories of liabilities transferred included future policy benefits of $4,436 million, policyholders' funds of $687 million, and amounts due to affiliates of $2,090 million. In addition, deferred gains of $125 million were recorded.

BASIS OF PRESENTATION. These financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("U.S. GAAP"), which requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Company's investment in John Hancock Investment Management Services, LLC ("JHIMS"), an affiliated company, is accounted for using the equity method of accounting and is included in investment in unconsolidated affiliate.

RECLASSIFICATIONS. Certain prior year amounts have been reclassified to conform to the current year presentation.

                 JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

INVESTMENTS. The Company classifies its fixed maturity securities as either available-for-sale or held-for-trading and records these securities at fair value. Unrealized investment gains and losses related to available-for-sale securities are reflected in shareholder's equity, net of policyholder related amounts and deferred income taxes. Unrealized investment gains and losses related to held-for-trading securities are reflected in net realized investment and other (losses) gains. Interest income is generally recognized on the accrual basis. The amortized cost of debt securities is adjusted for other-than-temporary impairments, amortization of premiums, and accretion of discounts to maturity. Amortization of premiums and accretion of discounts are included in net investment income. The Company recognizes an impairment loss only when management does not expect to recover the amortized cost of the security.

For mortgage-backed securities, the Company recognizes income using a constant effective yield based on anticipated prepayments and estimated economic life of the securities. When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date plus anticipated future payments, and any resulting adjustment is included in net investment income.

Mortgage loans on real estate are carried at unpaid principal balances and are adjusted for amortization of premiums or accretion of discounts, less an allowance for probable losses. Premiums or discounts are amortized over the life of the mortgage loan contract in a manner that results in a constant effective yield. Interest income and amortization amounts and other costs that are recognized as an adjustment of yield are included as components of net investment income. When contractual payments of mortgage investments are more than 90 days in arrears, interest is no longer accrued. Mortgage loans on real estate are evaluated periodically as part of the Company's loan review procedures and are considered impaired when it is probable that the Company will be unable to collect all amounts of principal and interest due according to the contractual terms of the mortgage loan agreement. The valuation allowance established as a result of impairment is based on the present value of the expected future cash flows, discounted at the loan's original effective interest rate, or is based on the collateral value of the loan if higher and the loan is collateral dependent. The Company estimates this level to be adequate to absorb estimated probable credit losses that exist at the balance sheet date. Any change to the valuation allowance for mortgage loans on real estate is reported as a component of net realized investment and other (losses) gains. Interest received on impaired mortgage loans on real estate is applied to reduce the outstanding investment balance. If foreclosure becomes probable, the measurement method used is based on the collateral's fair value. Foreclosed real estate is recorded at the collateral's fair value at the date of foreclosure, which establishes a new cost basis.

Investment real estate and agriculture, which the Company has the intent to hold for the production of income, is carried at depreciated cost, using the straight-line method of depreciation, less adjustments for impairments in value. In those cases where it is determined that the carrying amount of investment real estate and agriculture is not recoverable, an impairment loss is recognized based on the difference between the depreciated cost and fair value of the asset. The Company reports impairment losses as part of net realized investment and other (losses) gains.

Policy loans are carried at unpaid principal balances.

Short-term investments, which include investments with remaining maturities of one year or less, but greater than three months, at the time of purchase, are reported at fair value.

Net realized investment and other (losses) gains, other than those related to separate accounts for which the Company does not bear the investment risk, are determined on a specific identification method and are reported net of amounts credited to participating contract holder accounts.

DERIVATIVE FINANCIAL INSTRUMENTS. The Company uses derivative financial instruments ("derivatives") to manage exposures to foreign currency, interest rate, and other market risks arising from on-balance sheet financial instruments and selected anticipated transactions. Derivatives embedded in other financial instruments ("host instruments"), such as investment securities, reinsurance contracts, and certain benefit guarantees, are separately recorded as derivatives when their economic characteristics and risks are not closely related to those of the host instrument, the terms of the embedded derivative are the same as those of a stand-alone derivative, and the host instrument is not held-for-trading or carried at fair value. Derivatives are recorded at fair value. Derivatives with unrealized gains are reported as derivative assets and derivatives with unrealized losses are reported as derivative liabilities.

                 JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

A determination is made for each relationship as to whether hedge accounting can be applied. Where hedge accounting is not applied, changes in fair value of derivatives are recorded in net realized investment and other (losses) gains.

Where the Company has elected to use hedge accounting, a hedge relationship is designated and documented at inception. Hedge effectiveness is evaluated at inception and throughout the term of the hedge, and hedge accounting is only applied when the Company expects that each hedging instrument will be highly effective in achieving offsetting changes in fair value or changes in cash flows attributable to the risk being hedged. Hedge effectiveness is assessed quarterly using a variety of techniques, including regression analysis and cumulative dollar offset. When it is determined that the hedging relationship is no longer effective or the hedged item has been sold or terminated, the Company discontinues hedge accounting prospectively. In such cases, if the derivative hedging instruments are not sold or terminated, any subsequent changes in fair value of the derivative are recognized in net realized investment and other (losses) gains.

In a fair value hedging relationship, changes in the fair value of the hedging derivatives are recorded in net realized investment and other (losses) gains, along with changes in fair value attributable to the hedged risk. The carrying value of the hedged item is adjusted for changes in fair value attributable to the hedged risk. To the extent the changes in the fair value of derivatives do not offset the changes in the fair value of the hedged item attributable to the hedged risk in net realized investment and other (losses) gains, any ineffectiveness will remain in net realized investment and other (losses) gains. When hedge accounting is discontinued, the carrying value of the hedged item is no longer adjusted and the cumulative fair value adjustments are amortized to investment income over the remaining term of the hedged item unless the hedged item is sold, at which time the balance is recognized immediately in net investment income.

CASH AND CASH EQUIVALENTS. Cash and cash equivalents include cash and all highly liquid debt investments with a remaining maturity of three months or less when purchased.

VALUE OF BUSINESS ACQUIRED. VOBA is the present value of estimated future profits of insurance policies in-force related to the NY transfer. The Company amortizes VOBA using the same methodology and assumptions used to amortize deferred policy acquisition costs ("DAC") and tests for recoverability at least annually.

DEFERRED POLICY ACQUISITION COSTS AND DEFERRED SALES INDUCEMENTS. DAC are costs that vary with, and are related primarily to, the production of new business and have been deferred to the extent that they are deemed recoverable. Such costs include sales commissions, certain policy issuance and underwriting costs, and certain agency expenses. Similarly, any amounts assessed as initiation fees or front-end loads are recorded as unearned revenue. The Company tests the recoverability of DAC at least annually.

DAC related to participating traditional life insurance is amortized over the life of the policies at a constant rate based on the present value of the estimated gross margin amounts expected to be realized over the lives of the policies. Estimated gross margin amounts include anticipated premiums and investment results less claims and administrative expenses, changes in the net level premium reserve, and expected annual policyholder dividends.

For annuity, universal life insurance, and investment-type products, DAC and unearned revenue are amortized generally in proportion to the change in present value of expected gross profits arising principally from surrender charges, investment results, including realized (losses) gains, and mortality and expense margins. DAC amortization is adjusted retrospectively when estimates are revised. For annuity, universal life insurance, and investment-type products, the DAC asset is adjusted for the impact of unrealized (losses) gains on investments as if these (losses) gains had been realized, with corresponding credits or charges included in accumulated other comprehensive income.

DAC and unearned revenue related to non-participating traditional life insurance is amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves.

The Company offers sales inducements, including enhanced crediting rates or bonus payments, to contract holders on certain of its individual and group annuity products. The Company defers sales inducements and amortizes them over the life of the underlying contracts using the same methodology and assumptions used to amortize DAC.

                 JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

REINSURANCE. Assets and liabilities related to reinsurance ceded contracts are reported on a gross basis. The accompanying Statements of Operations reflect premiums, benefits, and settlement expenses net of reinsurance ceded. Reinsurance premiums, commissions, expense reimbursements, benefits, and reserves related to reinsured business are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. The Company remains liable to its policyholders to the extent that counterparties to reinsurance ceded contracts do not meet their contractual obligations.

SEPARATE ACCOUNT ASSETS AND LIABILITIES. Separate account assets and liabilities reported on the Company's Balance Sheets represent funds that are administered and invested by the Company to meet specific investment objectives of the contract holders. Net investment income and net realized investment and other (losses) gains generally accrue directly to such contract holders who bear the investment risk, subject, in some cases, to principal guarantees and minimum guaranteed rates of income. The assets of each separate account are legally segregated and are not subject to claims that arise out of any other business of the Company. Separate account assets are reported at fair value, and separate account liabilities are set equal to the fair value of the separate account assets. Deposits, surrenders, net investment income, net realized investment and other (losses) gains, and the related liability changes of separate accounts are offset within the same line item in the Statements of Operations. Fees charged to contract holders, principally mortality, policy administration, investment management, and surrender charges, are included in the revenues of the Company.

FUTURE POLICY BENEFITS AND POLICYHOLDERS' FUNDS. Future policy benefits for participating traditional life insurance policies are based on the net level premium method. The net level premium reserve is calculated using the guaranteed mortality and dividend fund interest rates. The liability for annual dividends represents the accrual of annual dividends earned. Settlement dividends are accrued in proportion to gross margins over the life of the policies. Participating business represented 63% and 0% of the Company's traditional life net insurance in-force at December 31, 2010 and 2009, respectively, and 52%, 0%, and 0% of the Company's traditional life net insurance premiums for the years ended December 31, 2010, 2009, and 2008, respectively. The increase in the participating business resulted from the NY transfer, as discussed under the Business subheading above.

Benefit liabilities for annuities during the accumulation period are equal to accumulated contract holders' fund balances and after annuitization are equal to the present value of expected future payments.

For payout annuities in loss recognition, future policy benefits are computed using estimates of expected mortality, expenses, and investment yields as determined at the time these contracts first moved into loss recognition. Payout annuity reserves are adjusted for the impact of net realized investment and other (losses) gains associated with the underlying assets.

For non-participating traditional life insurance policies, future policy benefits are estimated using a net level premium method based upon actuarial assumptions as to mortality, persistency, interest, and expenses established at the policy issue date. Assumptions established at policy issue as to mortality and persistency are based on the Company's experience, which, together with interest and expense assumptions, include a margin for adverse deviation.

Policyholders' funds for participating pension contracts and individual and group annuities are equal to the total of the policyholder account values before surrender charges and additional reserves established on certain guarantees offered in the participating pension contracts. Policyholder account values include deposits plus credited interest or change in investment value less expense and mortality fees, as applicable, and withdrawals. Policy benefits are charged to expense and include benefit claims incurred in the period in excess of related policy account balances and interest credited to policyholders' account balances.

Where permitted by state insurance law, the Company administers a retained asset accounts program as the default method for satisfying non-participating traditional life insurance claims. Retained asset accounts earn interest and are subject to withdrawal at any time by the beneficiaries.

                 JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

Components of policyholders' funds were as follows:

                                             DECEMBER 31,
                                            -------------
                                             2010   2009
                                             ----   ----
                                            (IN MILLIONS)
Participating pension contracts .........    $558   $--
Individual and group annuities ..........     113    77
Life insurance retained asset accounts ..      70    --
                                             ----   ---
Total policyholders' funds ..............    $741   $77
                                             ====   ===

Liabilities for unpaid claims and claim expenses include estimates of payments to be made on reported life insurance claims and estimates of incurred but not reported claims based on historical claims development patterns.

Estimates of future policy benefit reserves, claim reserves, and expenses are reviewed on a regular basis and adjusted as necessary. Any changes in estimates are reflected in current earnings.

DEFERRED GAINS. Deferred gains were recognized in connection with the NY transfer in an amount equal to the excess of the assets transferred less the liabilities transferred on a pre-tax basis. The Company amortizes the deferred gains over 10 years using the effective interest method.

REVENUE RECOGNITION. Premiums from non-participating traditional life insurance and annuity policies with life contingencies are recognized as revenue when due. When premiums are due over a significantly shorter period than the period over which benefits are provided, any excess profit is deferred and recognized into income in a constant relationship to insurance in-force or, for annuities, the amount of expected future benefit payments.

Deposits related to universal life contracts and investment-type products are credited to policyholders' account balances. Revenues from these contracts, as well as annuity contracts, consist of amounts assessed against policyholders' account balances for mortality, policy administration, and surrender charges and are recorded in fee income in the period in which the services are provided.

Fee income also includes advisory fees and administrative service fees collected from the separate accounts. Such fees are recognized in the period in which the services are performed.

INCOME TAXES. The provision for federal income taxes includes amounts currently payable or recoverable and deferred income taxes, computed under the liability method, resulting from temporary differences between the tax basis and financial statement bases of assets and liabilities. A valuation allowance is established for deferred tax assets when it is more likely than not that an amount will not be realized.

ADOPTION OF RECENT ACCOUNTING PRONOUNCEMENTS

Financing Receivables

Effective December 31, 2010, the Company adopted Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") No. 2010-20, "Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses," which amends FASB Accounting Standards Codification (TM) ("ASC") Topic 310, "Receivables." ASU No. 2010-20 requires enhanced disclosures related to the allowance for credit losses and the credit quality of financing receivables, such as aging information and credit quality indicators. Most of the requirements are effective for the Company on December 31, 2010 with certain additional disclosures effective on December 31, 2011. Adoption of this guidance resulted in expanded disclosures related to the Company's financing receivables, but had no impact on the Company's Balance Sheets or Statements of Operations.

                 JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

Derivative Instruments and Hedging Activities

Effective July 1, 2010, the Company adopted ASU No. 2010-11, "Derivatives and Hedging - Scope Exception Related to Embedded Credit Derivatives," which amends ASC Topic 815, "Derivatives and Hedging" ("ASC 815"). ASU No. 2010-11 clarifies the scope exception for embedded credit derivative features related to the transfer of credit risk created by the subordination of one financial instrument to another. The amendments address how to determine which embedded credit derivative features, including those in collateralized debt obligations and synthetic collateralized debt obligations, are considered to be embedded derivatives that should not be analyzed for potential bifurcation and separate accounting at fair value. Adoption of this guidance had no impact on the Company's Balance Sheets or Statements of Operations.

Effective January 1, 2009, the Company adopted Statement of Financial Accounting Standards No. 161, "Disclosures about Derivative Instruments and Hedging Activities," which is now incorporated into ASC 815. This guidance provides extensively expanded disclosure requirements for derivative instruments and hedging activities and applies to all derivative instruments, including bifurcated derivative instruments and related hedged items. Adoption of this guidance resulted in expanded disclosures related to derivative instruments and hedging activities, but had no impact on the Company's Balance Sheets or Statements of Operations.

Fair Value Measurements

Effective January 1, 2010, the Company adopted ASU No. 2010-06, "Fair Value Measurements and Disclosures - Improving Disclosures about Fair Value Measurements," which amends ASC Topic 820, "Fair Value Measurements and Disclosures" ("ASC 820"). This guidance requires new disclosures about significant transfers between Level 1 and 2 measurement categories and clarifies existing fair value disclosures about the level of disaggregation and inputs and valuation techniques used to measure fair value. The guidance also requires separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements, which will be effective for the Company on January 1, 2011. Adoption of this guidance resulted in expanded disclosures related to fair value measurements, but had no impact on the Company's Balance Sheets or Statements of Operations.

Effective December 31, 2009, the Company adopted ASU No. 2009-12, "Fair Value Measurements and Disclosures - Investment in Certain Entities That Calculate Net Asset per Share (or Its Equivalent)." This amendment to ASC 820 allows entities to use the net asset value of certain investments when determining fair value, provided certain criteria are met. Adoption of this guidance had no impact on the Company's Balance Sheets or Statements of Operations.

Effective December 31, 2009, the Company adopted ASU No. 2009-05, "Measuring Liabilities at Fair Value." This amendment to ASC 820 simplifies, in certain instances, the assessment of fair value of a liability. This amendment, when applicable, allows the use of the fair value of the instrument associated with the liability when it is traded as an asset as a proxy for its fair value as a liability, given inherent difficulties in measuring the fair value of such liabilities directly. The fair value of the liability is not adjusted to reflect any restrictions on its transfer. Adoption of this guidance had no impact on the Company's Balance Sheets or Statements of Operations.

Effective April 1, 2009, the Company adopted FASB Staff Position ("FSP") No. FAS 157-4, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly," which is now incorporated into ASC 820. This accounting guidance carries forward and elaborates on previous fair value concepts. The fair value of an asset or liability continues to be the price that would be received to sell the asset or paid to transfer the liability in an orderly transaction between market participants at the measurement date under then current market conditions. ASC 820 provides indicators of when a transaction is considered disorderly and elaborates on how to determine the fair value of a financial instrument if such conditions exist. Adoption of this guidance had no impact on the Company's Balance Sheets or Statements of Operations.

In October 2008, the FASB issued FSP No. FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active," which is now incorporated into ASC 820. This pronouncement provided additional guidance on determining fair values of illiquid securities. This guidance was immediately effective, retroactive to prior reporting periods for which financial statements had not yet been issued. Adoption of this guidance had no impact on the Company's Balance Sheets or Statements of Operations.

                 JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

Effective January 1, 2008, the Company adopted FSP No. FAS 157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13," which is now incorporated into ASC 820. This guidance provides a scope exception for applying Statement of Financial Accounting Standards No. 157, "Fair Value Measurements ("SFAS No. 157")," fair value methodologies to the evaluation criteria on lease classification or measurement. Adoption of this guidance had no impact on the Company's Balance Sheets or Statements of Operations.

Effective January 1, 2008, the Company adopted SFAS No. 157, which is now incorporated into ASC 820. This guidance provides a single definition of fair value for accounting purposes, establishes a consistent framework for measuring fair value, and expands disclosure requirements about fair value measurements.

ASC 820 requires, among other things, an exit value approach for valuing assets and liabilities, using the best available information about what a market would bear. The exit value approach focuses on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Exit values for liabilities should include margins for risk even if they are not observable. ASC 820 provides guidance on how to measure fair value when required under existing accounting standards. ASC 820 establishes a fair value hierarchy based on the observability of the inputs to valuation techniques used to measure fair value, sorted into three levels ("Level 1, 2, and 3") with the most observable input level being Level 1. The impact of changing of valuation methods to comply with ASC 820 resulted in adjustments to actuarial liabilities, which were recorded as a decrease in net income of $14 million, net of tax, on January 1, 2008.

FASB Accounting Standards Codification

Effective July 1, 2009, the Company adopted Statement of Financial Accounting Standards No. 168, "The FASB Accounting Standards Codification(TM) and the Hierarchy of Generally Accepted Accounting Principles - a Replacement of FASB Statement No. 162," and ASU No. 2009-01, "Topic 105 - Generally Accepted Accounting Principles amendments based on Statement of Financial Accounting Standards No. 168--The FASB Accounting Standards Codification(TM) and the Hierarchy of Generally Accepted Accounting Principles."

ASC Topic 105 establishes the FASB Accounting Standards Codification(TM) as the single source of authoritative U.S. GAAP recognized by the FASB, to be applied by nongovernmental entities and to supersede all previous U.S. GAAP literature. Adoption of the ASC had no impact on the Company's Balance Sheets or Statements of Operations, as it did not change U.S. GAAP principles.

Subsequent Events

Effective April 1, 2009, the Company adopted Statement of Financial Accounting Standards No. 165, "Subsequent Events", which is now incorporated into ASC Topic 855, "Subsequent Events." This guidance was retroactively amended by the FASB in February 2010 by issuance of ASU No. 2010-9, "Subsequent Events," which requires an entity which files or furnishes its financial statements with the U.S. Securities and Exchange Commission ("SEC") to evaluate subsequent events through the date that its financial statements are issued. Adoption of this guidance resulted in expanded disclosures related to subsequent events, but had no impact on the Company's Balance Sheets or Statements of Operations.

Other-Than-Temporary Impairments

Effective April 1, 2009, the Company adopted FSP No. FAS 115-2, "Recognition and Presentation of Other-Than-Temporary Impairments", which is now incorporated into ASC Topic 320, "Investments - Debt and Equity Securities" ("ASC 320"). This new guidance removes the concept of "intent and ability to hold until recovery of value" associated with other-than-temporary impairment of a debt security whose fair value is less than its cost. Impairment losses should be recorded in earnings on an available-for-sale debt security only when management does not expect to recover the amortized cost of the security. For additional information regarding the Company's impairment process, see Note 2 - Investments.

                 JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

The Company's adoption of this guidance required reassessment of previous impairment losses recorded on debt securities held at March 31, 2009, with any reversals of previous impairment losses recorded through retained earnings and offset to accumulated other comprehensive income for available-for-sale debt securities and other actuarial related amounts included in other comprehensive income, and related impact on deferred acquisition costs, as of April 1, 2009.

As a result of adoption of ASC 320, the Company recognized an increase in retained earnings of $2 million, net of tax, on April 1, 2009, with a corresponding (decrease) increase in accumulated other comprehensive income of ($2) million, net of tax, attributable to (1) available-for-sale debt securities of ($4) million, (2) deferred policy acquisition costs and deferred sales inducements of $1 million, and (3) deferred income taxes of $1 million.

FUTURE ADOPTION OF RECENT ACCOUNTING PRONOUNCEMENTS

Deferred Policy Acquisition Costs

In October 2010, the FASB issued ASU No. 2010-26, "Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts," which amends ASC Topic 944, "Financial Services - Insurance" ("ASC 944"). ASU No. 2010-26 clarifies the costs that should be deferred when issuing and renewing insurance contracts and also specifies that only costs related directly to successful acquisition of new or renewal contracts can be capitalized. All other acquisition-related costs should be expensed as incurred. This guidance is to be applied prospectively upon the date of adoption, with retrospective application permitted, but not required. ASU No. 2010-26 will be effective for the Company on January 1, 2012. The Company is currently evaluating the impact the adoption of this guidance will have on the Company's Balance Sheets and Statements of Operations.

NOTE 2 -- INVESTMENTS

FIXED MATURITIES

The Company's investments in available-for-sale fixed maturities are summarized below:

                                                                    DECEMBER 31, 2010
                                                      --------------------------------------------
                                                                     GROSS       GROSS
                                                      AMORTIZED   UNREALIZED   UNREALIZED    FAIR
                                                         COST        GAINS       LOSSES      VALUE
                                                      ---------   ----------   ----------   ------
                                                                     (IN MILLIONS)
FIXED MATURITIES:
   Corporate securities ...........................     $4,991       $206          $14      $5,183
   Commercial mortgage-backed securities ..........        921         40           --         961
   Collateralized debt obligations ................          9          1           --          10
   Other asset-backed securities ..................         61          2           --          63
   U.S. Treasury securities and obligations of U.S.
      government corporations and agencies ........      1,314          4           17       1,301
   Obligations of states and political subdivisions        218          3            7         214
   Debt securities issued by foreign governments ..         80          1           --          81
                                                        ------       ----          ---      ------
   Total fixed maturities available-for-sale ......     $7,594       $257          $38      $7,813
                                                        ======       ====          ===      ======

                 JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

                                                                    DECEMBER 31, 2009
                                                      --------------------------------------------
                                                                     GROSS        GROSS
                                                      AMORTIZED   UNREALIZED   UNREALIZED    FAIR
                                                         COST        GAINS       LOSSES     VALUE
                                                      ---------   ----------   ----------   ------
                                                                     (IN MILLIONS)
FIXED MATURITIES:
   Corporate securities ...........................     $  602        $25          $ 4      $  623
   U.S. Treasury securities and obligations of U.S.
      government corporations and agencies ........        477          9            7         479
   Obligations of states and political subdivisions         31          1            1          31
   Debt securities issued by foreign governments ..        111         --            9         102
                                                        ------        ---          ---      ------
   Total fixed maturities available-for-sale ......     $1,221        $35          $21      $1,235
                                                        ======        ===          ===      ======

The amortized cost and fair value of fixed maturities at December 31, 2010, by contractual maturity, are shown below:

                                                 AMORTIZED COST   FAIR VALUE
                                                 --------------   ----------
                                                        (IN MILLIONS)
FIXED MATURITIES:
Due in one year or less ......................       $  497         $  499
Due after one year through five years ........        2,321          2,378
Due after five years through ten years .......        1,837          1,898
Due after ten years ..........................        1,948          2,004
                                                     ------         ------
                                                      6,603          6,779
Asset-backed and mortgage-backed securities ..          991          1,034
                                                     ------         ------
   Total .....................................       $7,594         $7,813
                                                     ======         ======

Expected maturities may differ from contractual maturities because eligible borrowers may exercise their right to call or prepay obligations with or without call or prepayment penalties. Asset-backed and mortgage-backed securities are shown separately in the table above, as they are not due at a single maturity date.

FIXED MATURITIES IMPAIRMENT REVIEW

The Company has a process in place to identify securities that could potentially have an impairment that is other-than-temporary. This process involves monitoring market events that could impact issuers' credit ratings, business climate, management changes, litigation and government actions, and other similar factors. This process also involves monitoring late payments, downgrades by rating agencies, key financial ratios, financial statements, revenue forecasts, and cash flow projections as indicators of credit issues.

At the end of each quarter, the MFC Loan Review Committee reviews all securities where market value is less than 80 percent of amortized cost for six months or more if there is a significant unrealized loss at the balance sheet date to determine whether impairments need to be taken. The analysis focuses on each company's or project's ability to service its debts in a timely fashion and the length of time the security has been trading below amortized cost. The results of this analysis are reviewed by the Credit Committee at MFC. This committee includes MFC's Chief Financial Officer, Chief Investment Officer, Chief Risk Officer, Chief Credit Officer, and other senior management. This quarterly process includes a fresh assessment of the credit quality of each investment in the entire fixed maturities portfolio.

                 JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

The Company considers relevant facts and circumstances in evaluating whether the impairment of a security is other-than-temporary. Relevant facts and circumstances considered include (1) the length of time the fair value has been below cost; (2) the financial position of the issuer, including the current and future impact of any specific events; and (3) the Company's ability and intent to hold the security to maturity or until it recovers in value. If the Company intends to sell, or if it is more likely than not that it will be required to sell an impaired security prior to recovery of its cost basis, the security is considered other-than-temporarily impaired and the Company records a charge to earnings for the full amount of impairment (the difference between the current carrying amount and fair value of the security). For those securities in an unrealized loss position where the Company does not intend to sell or is not more likely than not to be required to sell, the Company determines its ability to recover the amortized cost of the security by comparing the net present value of the projected future cash flows to the amortized cost of the security. If the net present value of the cash flow is less that the security's amortized cost then the difference is recorded as a credit loss. The difference between the estimates of the credit loss and the overall unrealized loss on the security is the non-credit-related component. The credit loss portion is charged to net realized investment (losses) gains in the Statements of Operations, while the non-credit loss is charged to accumulated other comprehensive income (loss) on the Balance Sheets.

The net present value used to determine the credit loss is calculated by discounting the Company's best estimate of projected future cash flows at the effective interest rate implicit in the debt security prior to impairment. The Company may use the estimated fair value of collateral as a proxy for the net present value if it believes that the security is dependent on the liquidation of collateral for recovery of its investment. The projection of future cash flows is subject to the same analysis the Company applies to its overall impairment evaluation process, as noted above, which incorporates security specific information such as late payments, downgrades by rating agencies, key financial ratios, financial statements, and fundamentals of the industry and geographic area in which the issuer operates, as well as overall macroeconomic conditions. The projections are estimated using assumptions regarding probability of default and estimates regarding timing and amount of recoveries associated with a default.

There are a number of significant risks and uncertainties inherent in the process of monitoring impairments and determining if impairment is other-than-temporary. These risks and uncertainties include (1) the risk that the Company's assessment of an issuer's ability to meet all of its contractual obligations will change based on changes in the credit characteristics of that issuer, (2) the risk that the economic outlook will be worse than expected or have more of an impact on the issuer than anticipated, (3) the risk that fraudulent information could be provided to our investment professionals who determine the fair value estimates and other-than-temporary impairments, and (4) the risk that new information obtained by the Company or changes in other facts and circumstances lead us to change our intent to hold the security to maturity or until it recovers in value. Any of these situations could result in a charge to earnings in a future period.

The cost amounts for fixed maturity securities are net of the other-than-temporary impairment charges.

The following table shows the carrying value and gross unrealized losses aggregated by investment category and length of time that individual fixed maturity securities have been in a continuous unrealized loss position:

       UNREALIZED LOSSES ON FIXED MATURITY SECURITIES -- BY INVESTMENT AGE

                                                                       YEAR ENDED DECEMBER 31, 2010
                                                  ---------------------------------------------------------------------
                                                   LESS THAN 12 MONTHS      12 MONTHS OR MORE             TOTAL
                                                  ---------------------   ---------------------   ---------------------
                                                  CARRYING   UNREALIZED   CARRYING   UNREALIZED   CARRYING   UNREALIZED
                                                    VALUE      LOSSES       VALUE      LOSSES       VALUE      LOSSES
                                                  --------   ----------   --------   ----------   --------   ----------
                                                                              (IN MILLIONS)
Corporate securities ..........................    $  462        $14         $--         $--       $  462        $14
U.S. Treasury securities and obligations of
   U.S. government corporations and agencies ..     1,047         17          --          --        1,047         17
Obligations of states and political
   subdivisions ...............................       105          7          --          --          105          7
                                                   ------        ---         ---         ---       ------        ---
Total .........................................    $1,614        $38         $--         $--       $1,614        $38
                                                   ======        ===         ===         ===       ======        ===

                 JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

                                                                       YEAR ENDED DECEMBER 31, 2009
                                                  ---------------------------------------------------------------------
                                                   LESS THAN 12 MONTHS      12 MONTHS OR MORE             TOTAL
                                                  ---------------------   ---------------------   ---------------------
                                                  CARRYING   UNREALIZED   CARRYING   UNREALIZED   CARRYING   UNREALIZED
                                                    VALUE      LOSSES       VALUE      LOSSES       VALUE      LOSSES
                                                  --------   ----------   --------   ----------   --------   ----------
                                                                              (IN MILLIONS)
Corporate securities ..........................     $187         $ 4         $--         $--        $187         $ 4
U.S. Treasury securities and obligations of
   U.S. government corporations and agencies ..      146           7          --          --         146           7
Obligations of states and political
   subdivisions ...............................       23           1          --          --          23           1
Debt securities issued by foreign
   governments ................................       92           9          --          --          92           9
                                                    ----         ---         ---         ---        ----         ---
Total .........................................     $448         $21         $--         $--        $448         $21
                                                    ====         ===         ===         ===        ====         ===

Unrealized losses can be created by rising interest rates or by rising credit concerns and hence widening credit spreads. Credit concerns are apt to play a larger role in the unrealized loss on below investment grade securities. Unrealized losses on investment grade securities principally relate to changes in interest rates or changes in credit spreads since the securities were acquired. Credit rating agencies' statistics indicate that investment grade securities have been found to be less likely to develop credit concerns. The gross unrealized loss on below investment grade available-for-sale fixed maturity securities increased to $1 million at December 31, 2010 from $0 million at December 31, 2009.

At December 31, 2010 and 2009, there were 148 and 62 fixed maturity securities with an aggregate gross unrealized loss of $38 million and $21 million, respectively, of which the single largest unrealized loss was $10 million and $3 million, respectively. The Company anticipates that these fixed maturity securities will perform in accordance with their contractual terms and currently has the ability and intent to hold these securities until they recover or mature.

Available-for-sale securities with amortized cost of $2 million were non-income producing for the year ended December 31, 2010. Non-income producing assets represent investments that have not produced income for the twelve months preceding December 31, 2010.

ASSETS ON DEPOSIT

As of December 31, 2010 and 2009, fixed maturity securities with a fair value of $1 million were on deposit with the State of NY as required by law.

                 JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

NOTE 2 -- INVESTMENTS - (CONTINUED)

MORTGAGE LOANS ON REAL ESTATE

At December 31, 2010, the mortgage portfolio was diversified by specific collateral property type and geographic region as displayed below:

COLLATERAL                   CARRYING
PROPERTY TYPE                 AMOUNT
-------------             -------------
                          (IN MILLIONS)
Apartments ............        $174
Industrial ............         148
Office buildings ......         214
Retail ................         221
Mixed use .............           3
Other .................          48
Provision for losses ..          (2)
                               ----
Total .................        $806
                               ====

GEOGRAPHIC                   CARRYING
CONCENTRATION                 AMOUNT
-------------             -------------
                          (IN MILLIONS)
East North Central ....        $109
East South Central ....           2
Middle Atlantic .......         118
Mountain ..............          62
New England ...........          48
Pacific ...............         244
South Atlantic ........         110
West North Central ....          47
West South Central ....          68
Provision for losses ..          (2)
                               ----
Total .................        $806
                               ====

At the end of each quarter, the MFC Loan Review Committee reviews all mortgage loans rated BB or lower, as determined by review of the underlying collateral, and decides whether an allowance for credit loss is needed. The Company considers collateral value, the borrower's ability to pay, normal historical credit loss levels and future expectations in evaluating whether an allowance for credit losses is required for impaired loans.

Changes in the allowance for probable losses on mortgage loans on real estate are summarized below:

                                  BALANCE AT                            CHARGE-OFFS   BALANCE AT
                                   BEGINNING                                AND         END OF
                                   OF PERIOD   ADDITIONS   RECOVERIES    DISPOSALS      PERIOD
                                  ----------   ---------   ----------   -----------   ----------
                                                           (IN MILLIONS)
Year ended December 31, 2010 ..       $--          $2          $--          $--           $2

Changes in the allowance for probable losses on mortgage loans and real estate was $0 million for the years ended December 31, 2009 and 2008.

A mortgages loan charge-off is recorded when the impaired loan is disposed or when an impaired loan is determined to be a full loss with no possibility of recovery.

Mortgage loans with a carrying value of $14 million were non-income producing for the year ended December 31, 2010. Mortgage loans with a carrying value of $14 million were on nonaccrual status at December 31, 2010. At December 31, 2010, there were no delinquent loans.

                 JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

The Company provides for credit risk on mortgage loans by establishing allowances against the carrying value of the impaired loans. The total recorded investment in mortgage loans that is considered to be impaired along with the related allowance for credit losses was as follows:

                                                                       DECEMBER 31,
                                                                      -------------
                                                                       2010   2009
                                                                       ----   ----
                                                                      (IN MILLIONS)
Impaired mortgage loans on real estate with provision for losses ..    $16     $--
Allowance for credit losses .......................................     (2)     --
                                                                       ---     ---
Net impaired mortgage loans on real estate ........................    $14     $--
                                                                       ===     ===

The average recorded investment in impaired loans and the interest income recognized on impaired loans were as follows:

                                                  YEARS ENDED DECEMBER 31,
                                                  ------------------------
                                                     2010   2009   2008
                                                     ----   ----   ----
                                                        (IN MILLIONS)
Average recorded investment in impaired loans ..      $ 8    $--    $--
Interest income recognized on impaired loans ...       --     --     --

For mortgage loans, the Company develops an internal risk rating ("IRR") by utilizing the Mortgage Risk Rating System. The IRR is a designated grade that measures the riskiness of expected loss. These ratings are updated on a quarterly basis.

The carrying value of mortgage loans by IRR was as follows:

                             DECEMBER 31,
                            -------------
                             2010   2009
                             ----   ----
                            (IN MILLIONS)
AAA .....................    $ 27    $--
AA ......................     108     --
A .......................     210     --
BBB .....................     426     --
BB ......................      21     --
B & Lower, and unrated ..      14     --
                             ----    ---
Total mortgage loans ....    $806    $--
                             ====    ===

INVESTMENT REAL ESTATE AND AGRICULTURE

Investment real estate and agriculture of $17 million was non-income producing for the year ended December 31, 2010. Depreciation expense on investment real estate and agriculture was $2 million for the year ended December 31, 2010. There was no depreciation expense on investment real estate in 2009 and 2008. Accumulated depreciation was $2 million and $0 million at December 31, 2010 and 2009, respectively.

EQUITY METHOD INVESTMENTS

The Company has a 38% equity ownership in JHIMS, which is included in investment in unconsolidated affiliate, and is allocated approximately 38% of earnings pursuant to the Limited Liability Company Agreement. As of December 31, 2010 and 2009, total assets of JHIMS were $68 million and $40 million, respectively, and total liabilities of JHIMS were $66 million and $38 million, respectively. For the years ended December 31, 2010, 2009, and 2008, net income of JHIMS was $440 million, $328 million, and $350 million, respectively. The Company's share of income earned from its investment in JHIMS was $166 million, $127 million, and $137 million for the years ended December 31, 2010, 2009, and 2008, respectively, and is included in net investment income.

                 JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

NET INVESTMENT INCOME AND NET REALIZED INVESTMENT AND OTHER (LOSSES) GAINS

The following information summarizes the components of net investment income and net realized investment and other (losses) gains:

                                                           YEARS ENDED DECEMBER 31,
                                                           ------------------------
                                                               2010   2009   2008
                                                              -----   ----   ----
                                                                 (IN MILLIONS)
NET INVESTMENT INCOME
   Fixed maturities ....................................      $ 269   $ 43   $ 30
   Mortgage loans on real estate .......................         19     --     --
   Investment real estate and agriculture ..............          7     --     --
   Policy loans ........................................          6      3      3
   Short-term investments ..............................         (1)     2      5
   Equity method investments and other (1) .............        179    127    137
                                                              -----   ----   ----
   Gross investment income .............................        479    175    175
      Less investment expenses .........................         17      2      1
                                                              -----   ----   ----
Net investment income ..................................      $ 462   $173   $174
                                                              =====   ====   ====
NET REALIZED INVESTMENT AND OTHER (LOSSES) GAINS
   Fixed maturities ....................................      $  16   $  1   $  6
   Mortgage loans on real estate .......................         (1)    --     --
   Derivatives and other invested assets ...............       (184)    --      4
   Amounts credited to participating contract holders ..        (18)    --     --
                                                              -----   ----   ----
Net realized investment and other (losses) gains .......      $(187)  $  1   $ 10
                                                              =====   ====   ====

(1)  Primarily represents income earned from the Company's investment in JHIMS.

The change in net unrealized gain on fixed maturities classified as held-for-trading of $16 million is included in net realized investment and other (losses) gains for the year ended December 31, 2010. There were no fixed maturities classified as held-for-trading for the years ended December 31, 2009 and 2008, respectively.

For 2010, net investment income passed through to participating contract holders as interest credited to policyholder account balances amount to $29 million.

Gross gains were realized on the sale of available-for-sale securities of $70 million, $3 million, and $7 million for the years ended December 31, 2010, 2009, and 2008, respectively, and gross losses were realized on the sale of available-for-sale securities of $68 million, $1 million, and $0.1 million for the years ended December 31, 2010, 2009, and 2008, respectively. In addition, other-than-temporary impairments on available-for-sale securities of $0 million, $0 million, and $2 million for the years ended December 31, 2010, 2009, and 2008, respectively, were recognized in the Statements of Operations.

                 JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

NOTE 3 -- DERIVATIVES AND HEDGING INSTRUMENTS

TYPES OF DERIVATIVES AND DERIVATIVE STRATEGIES

INTEREST RATE CONTRACTS. The Company uses interest rate futures contracts and interest rate swap agreements as part of its overall strategies of managing the duration of assets and liabilities or the average life of certain asset portfolios to specified targets. Interest rate futures contracts are contractual obligations to buy or sell a financial instrument, foreign currency, or other underlying commodity on a pre-determined future date at a specified price. Interest rate futures contracts are agreements with standard amounts and settlement dates that are traded on regulated exchanges. Interest rate swap agreements are contracts with counterparties to exchange interest rate payments of a differing character (i.e., fixed-rate payments exchanged for variable-rate payments) based on an underlying principal balance (notional principal). The net differential to be paid or received on interest rate swap agreements is accrued and recognized as a component of net investment income.

The Company also enters into basis swaps to better match the cash flows from assets and related liabilities. Basis swaps are included in interest rate swaps for disclosure purposes. The Company utilizes basis swaps in non-qualifying hedging relationships.

Futures agreements are contractual obligations to buy or sell a financial instrument, foreign currency, or other underlying commodity on a predetermined future date at a specified price. Futures agreements are contracts with standard amounts and settlement dates that are traded on regulated exchanges. The Company uses exchange-traded interest rate futures primarily to hedge mismatches between the duration of assets in a portfolio and the duration of liabilities supported by those assets, to hedge against changes in value of securities the Company owns or anticipates acquiring, and to hedge against changes in interest rates on anticipated liability issuances by replicating U.S. Treasury or swap curve performance. The Company utilizes exchange-traded interest rate futures in non-qualifying hedging relationships.

EQUITY MARKET CONTRACTS. Equity index futures contracts are contractual obligations to buy or sell a specified amount of an underlying equity index at an agreed contract price on a specified date. Equity index futures are contracts with standard amounts and settlement dates that are traded on regulated exchanges.

The table below provides a summary of the gross notional amount and fair value of derivatives contracts by the underlying risk exposure for all derivatives in hedging and non-hedging relationships:

                                                            DECEMBER 31, 2010                 DECEMBER 31, 2009
                                                     -------------------------------   -------------------------------
                                                                 FAIR        FAIR                  FAIR        FAIR
                                                     NOTIONAL    VALUE      VALUE      NOTIONAL    VALUE      VALUE
                                                      AMOUNT    ASSETS   LIABILITIES    AMOUNT    ASSETS   LIABILITIES
                                                     --------   ------   -----------   --------   ------   -----------
                                                                               (IN MILLIONS)
QUALIFYING HEDGING RELATIONSHIPS
Fair value hedges Interest rate swaps ............    $   47      $14        $ --         $--       $--        $--
                                                      ------      ---        ----         ---       ---        ---
Total Derivatives in Hedging Relationships .......    $   47      $14        $ --         $--       $--        $--
                                                      ------      ---        ----         ---       ---        ---
NON-HEDGING RELATIONSHIPS
   Interest rate swaps ...........................    $  975      $10        $ 33         $--       $--        $--
   Interest rate futures .........................       124       --          --          --        --         --
   Equity index futures ..........................       152       --          --          --        --         --
   Embedded derivatives - reinsurance contracts ..        --       --         101          --        --         --
   Embedded derivatives - participating
      pension contracts (1) ......................        --       --          10          --        --         --
   Embedded derivatives - benefit guarantees
      (1) ........................................        --       47          37          --        41         53
                                                      ------      ---        ----         ---       ---        ---
Total Derivatives in Non-Hedging Relationships ...     1,251       57         181          --        41         53
                                                      ------      ---        ----         ---       ---        ---
Total Derivatives (2) ............................    $1,298      $71        $181         $--       $41        $53
                                                      ======      ===        ====         ===       ===        ===


                 JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

(1) Embedded derivatives related to participating pension contracts are reported as part of future policy benefits and embedded derivatives related to benefit guarantees are reported as part of reinsurance recoverable or future policy benefits on the Balance Sheets.

(2) The fair values of all derivatives in an asset position are reported within derivative asset on the Balance Sheets, and derivatives in a liability position are reported within derivative liability on the Balance Sheets, excluding embedded derivatives related to participating pension contracts and benefit guarantees.

HEDGING RELATIONSHIPS

The Company uses derivatives for economic hedging purposes. In certain circumstances, these hedges also meet the requirements for hedge accounting. Hedging relationships eligible for hedge accounting are designated as fair value hedges as described below.

FAIR VALUE HEDGES. The Company uses interest rate swaps to manage its exposure to changes in fair value of fixed-rate financial instruments caused by changes in interest rates.

The Company recognizes gains and losses on derivatives and the related hedged items in fair value hedges in net realized investment and other (losses) gains. For the years ended December 31, 2010 and 2009, the Company did not recognize any gains or losses related to the portion of the hedging instruments that were excluded from the assessment of hedge effectiveness. At December 31, 2010, the Company had no hedges of firm commitments.

The following table shows the investment gains (losses) recognized:

FOR THE YEAR ENDED DECEMBER 31, 2010

DERIVATIVES IN FAIR VALUE   HEDGED ITEMS IN FAIR VALUE   GAINS RECOGNIZED   LOSSES RECOGNIZED   INEFFECTIVENESS
  HEDGING RELATIONSHIPS        HEDGING RELATIONSHIPS      ON DERIVATIVES     FOR HEDGED ITEMS      RECOGNIZED
-------------------------   --------------------------   ----------------   -----------------   ---------------
                                                                              (IN MILLIONS)
Interest rate swaps         Fixed-rate assets.........          $--                $--                $--
                            Fixed-rate liabilities....            2                 (2)                --
                                                                ---                ---                ---
Total                                                           $ 2                $(2)               $--
                                                                ===                ===                ===

DERIVATIVES NOT DESIGNATED AS HEDGING INSTRUMENTS. The Company enters into interest rate swap agreements, and interest rate futures contracts to manage exposure to interest rates without designating the derivatives as hedging instruments.

The Company offers certain variable annuity products with a guaranteed minimum withdrawal benefit ("GMWB") rider. This rider is effectively an embedded option on the basket of mutual funds which is offered to contract holders. Beginning in July 2010, for certain contracts, the Company implemented a hedging program to reduce its exposure to the GMWB rider. This dynamic hedging program uses interest rate swap agreements, equity index futures (including but not limited to the Dow Jones Industrial, Standard & Poor's 500, Russell 2000, and Dow Jones Euro Stoxx 50 indices), and foreign currency futures to match the sensitivities of the GMWB rider liability to the market risk factors.

                 JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

For the years ended December 31, 2010 and 2009, net losses of $185 million and net gains of $0 million, respectively, related to derivatives in a non-hedge relationship were recognized by the Company. These amounts were recorded in net realized investment and other (losses) gains.

FOR THE YEARS ENDED DECEMBER 31,             2010   2009
--------------------------------            -----   ----
                                           (IN MILLIONS)
NON-HEDGING RELATIONSHIPS
   Investment losses:
      Interest rate swaps ..............    $ (27)   $--
      Interest rate futures ............       (1)    --
      Equity index futures .............      (47)    --
      Embedded derivatives .............     (110)    --
                                            -----    ---
Total Investment Losses from Derivatives
   in Non-Hedging Relationships ........    $(185)   $--
                                            =====    ===

EMBEDDED DERIVATIVES. The Company has certain embedded derivatives that are required to be separated from their host contracts and accounted for as derivatives. These host contracts include, reinsurance contracts, participating pension contracts, and certain benefit guarantees.

For more details on the Company's embedded derivatives see Note 11 - Fair Value of Financial Instruments.

CREDIT RISK. The Company may be exposed to credit-related losses in the event of nonperformance by counterparties to the derivative financial instruments. The current credit exposure of the Company's derivative contracts is limited to the fair value in excess of the collateral held at the reporting date.

The Company manages its credit risk by entering into transactions with creditworthy counterparties, obtaining collateral where appropriate, and entering into master netting agreements that provide for a netting of payments and receipts with a single counterparty. The Company enters into credit support annexes with its over-the-counter derivative dealers in order to manage its credit exposure to those counterparties. As part of the terms and conditions of those agreements, the pledging and accepting of collateral in connection with the Company's derivative usage is required. As of December 31, 2010 and 2009, the Company had accepted collateral consisting of various securities with a fair value of $12 million and $0 million, respectively, which is held in separate custodial accounts. In addition, as of December 31, 2010 and 2009, the Company pledged collateral of $13 million and $0 million, respectively, which is included in available-for-sale fixed maturities on the Balance Sheets.

NOTE 4 -- INCOME TAXES

Prior to 2010, the Company is included in the consolidated federal income tax return of Manulife Holdings (Delaware), LLC ("MHDLLC") with the following entities: MIC, JHUSA, Manulife Reinsurance Limited ("MRL"), Manulife Reinsurance (Bermuda) Limited ("MRBL") and Manulife Service Corporation ("MSC"). On December 31, 2009, MHDLLC merged with and into JHHLLC. For the 2010 tax year, the Company is included in the consolidated federal income tax return of JHHLLC with the following entities: MIC, JHUSA, MRL, MRBL, MSC, John Hancock Subsidiaries, LLC, and John Hancock International Holdings, Inc.

In accordance with the income tax sharing agreements in effect for the applicable tax years, the income tax provision (or benefit) is computed as if each entity filed separate federal income tax returns. Intercompany settlements of income taxes are made through an increase or reduction to amounts due to or from affiliates. Such settlements occur on a periodic basis in accordance with the tax sharing agreements. Tax benefits from operating losses are provided at the U.S. statutory rate plus any tax credits attributable, provided the consolidated group utilizes such benefits currently.

                 JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

The components of income taxes were as follows:

                                        YEARS ENDED DECEMBER 31,
                                        ------------------------
                                            2010   2009   2008
                                           -----   ----   ----
                                              (IN MILLIONS)
Current taxes:
   Federal ..........................      $  69   $ 77   $ 10
Deferred taxes:
   Federal ..........................       (171)    31    (21)
                                           -----   ----   ----
Total income tax (benefit) expense ..      $(102)  $108   $(11)
                                           =====   ====   ====

A reconciliation of income taxes at the federal income tax rate to income tax expense charged to operations is as follows:

                                              YEARS ENDED DECEMBER 31,
                                              ------------------------
                                                  2010   2009   2008
                                                 -----   ----   ----
                                                    (IN MILLIONS)
Tax at 35% ................................      $  28   $111   $ (8)
Add (deduct):
   Prior year taxes .......................         --      2      3
   Dividends received deduction ...........         (6)    (4)    (6)
   Unrecognized tax benefits ..............          1     --     --
   Tax - exempt income ....................       (125)    --     --
   Other ..................................         --     (1)    --
                                                 -----   ----   ----
      Total income tax (benefit) expense ..      $(102)  $108   $(11)
                                                 =====   ====   ====

Deferred income tax assets and liabilities result from tax effecting the differences between the financial statement values and income tax values of assets and liabilities at each balance sheet date. Deferred tax assets and liabilities consisted of the following:

                                                     DECEMBER 31,
                                                    -------------
                                                     2010    2009
                                                     ----   -----
                                                    (IN MILLIONS)
DEFERRED TAX ASSETS:
   Policy reserves ..............................    $266   $ 155
   Tax credits ..................................       7       7
   Unearned revenue .............................      16      14
   Other ........................................      --       1
                                                     ----   -----
      Total deferred tax assets .................     289     177
                                                     ----   -----
DEFERRED TAX LIABILITIES:
   Unrealized investment gains on securities ....      69       5
   Deferred policy acquisition costs ............      86     165
   Deferred sales inducements ...................      12      13
   Reinsurance ..................................      82      79
   Securities and other investments .............      20      15
   Intangibles ..................................      15      --
                                                     ----   -----
      Total deferred tax liabilities ............     284     277
                                                     ----   -----
         Net deferred tax assets (liabilities) ..    $  5   $(100)
                                                     ====   =====

                 JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

At December 31, 2010 and 2009, the Company had no operating loss carryforwards. The Company believes that it will realize the full benefit of its deferred tax assets.

The Company made income tax payments of $49 million, $7 million, and $32 million in 2010, 2009, and 2008, respectively.

The Company files income tax returns in the U.S. federal jurisdiction and in NY. With few exceptions, the Company is no longer subject to U.S. federal, state, or local income tax examinations by taxing authorities for years before 2004.

The Internal Revenue Service ("IRS") completed its examination of the Company's income tax returns for years 2004 through 2005 in July 2009. The Company filed protests with the IRS Appeals Division of various adjustments raised by the IRS in its examinations of these years. The examination of the 2006 and 2007 tax years began in November 2009.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

                                                                   DECEMBER 31,
                                                                  -------------
                                                                   2010   2009
                                                                   ----   ----
                                                                  (IN MILLIONS)
Beginning balance .............................................    $17    $16
Additions based on tax positions related to the current year ..      2      2
Reductions for tax positions of prior years ...................     (4)    (1)
                                                                   ---    ---
Ending balance ................................................    $15    $17
                                                                   ===    ===

Included in the balance as of December 31, 2010 and 2009, respectively, are $15 million and $17 million of unrecognized benefits that, if recognized, would affect the Company's effective tax rate.

Included in the balance as of December 31, 2010 and 2009, respectively are no tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. Because of the impact of deferred tax accounting, other than interest or penalties, the disallowance of the shorter deductibility period would not affect the annual effective tax rate but would accelerate the payment of taxes to an earlier period.

The Company recognizes interest accrued related to unrecognized tax benefits in interest expense (part of other operating costs and expenses) and penalties in income tax expense. During the years ended December 31, 2010, 2009, and 2008, the Company recognized approximately $1 million, $1 million, and $(1) million in interest expense, respectively. The Company had approximately $3 million and $2 million accrued for interest as of December 31, 2010 and 2009, respectively. The Company did not recognize any material amounts of penalties during the years ended December 31, 2010, 2009, and 2008.

NOTE 5 -- RELATED PARTY TRANSACTIONS

REINSURANCE TRANSACTIONS

On January 1, 2010, the assets supporting the NY business were transferred from JHUSA to the Company. The transfer included participating traditional life insurance, universal life insurance, fixed deferred and immediate annuities, participating pension contracts, and variable annuities. The NY business was transferred using assumption reinsurance, modified coinsurance and coinsurance with cut-through provisions. The January 1, 2010 impact of these transfers on the Company's Balance Sheet was an increase in total assets and total liabilities of $7,489 million and $7,364 million, respectively. There was no pre-tax impact at the time of transfer; revenues were offset against expenses of $1,023 million. The Company recorded a $125 million tax benefit related to this transfer. As of January 1, 2010, the Company recorded $56 million related to VOBA and recorded $8 million of VOBA amortization in the Statement of Operations for the year ended December 31, 2010. As of December 31, 2010, the Company reported a receivable from JHUSA of $289 million and a payable to JHUSA of $325 million which was reported with amounts due from and amounts due to affiliates, respectively.

                 JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

The NY business related to the closed block was transferred from JHUSA to JHNY under a coinsurance agreement and was immediately retroceded back to JHUSA using a coinsurance funds withheld agreement. As the reinsurance agreements do not subject the reinsurer to reasonable possibility of significant loss, they are classified as financial reinsurance and given deposit-type accounting treatment. The Company retained the invested assets supporting this block of business and $2,133 million is included in amounts due to affiliates on the Balance Sheet as of December 31, 2010.

Effective January 1, 2010, the Company entered into a partition and novation reinsurance agreement with an affiliate, John Hancock Reassurance Company Limited ("JHRECO"), to reinsure 20% of the risk related to payout annuity policies issued January 1, 2008 through September 30, 2008 and 65% of the risk related to payout annuity policies issued prior to January 1, 2008. The reinsurance agreement is written on a modified coinsurance basis where the assets supporting the reinsured policies remain invested with the Company. Under the terms of the agreement, the Company recorded a modified coinsurance reserve adjustment of $14 million, which reduced benefits to policyholders in the Statements of Operations for the year ended December 31, 2010. As of December 31, 2010, the Company also recorded $4 million related to the cost of reinsurance, which was reported with reinsurance recoverable on the Balance Sheets. The cost of reinsurance is being amortized into income through benefits to policyholders over the life of the underlying reinsured policies using assumptions consistent with those used to account for the underlying policies.

SERVICE AGREEMENTS

The Company has formal service agreements with JHUSA. Under these agreements, the Company will pay investment and operating expenses incurred by JHUSA on behalf of the Company. Services provided under the agreements include legal, personnel, marketing, investment, and certain other administrative services and are billed based on intercompany cost allocations. Costs incurred under the agreements were $65 million, $41 million, and $47 million for the years ended December 31, 2010, 2009, and 2008, respectively. As of December 31, 2010 and 2009, the Company had accrued payables of $10 million and $12 million, respectively.

Management believes the allocation methods used are reasonable and appropriate in the circumstances; however, the Company's Balance Sheets may not necessarily be indicative of the financial condition that would have existed if the Company operated as an unaffiliated entity.

Effective December 28, 2009, in connection with the hedging risks associated with the Company's variable annuity products, the Company has entered into an Asset & Liability Management Services Agreement with MLI, pursuant to which MLI performs certain asset and liability management services in connection with the hedging program. The fees for services provided under this agreement shall be determined at fair market value. Costs incurred under this agreement were $1 million, and $0 million, for the years ended December 31, 2010 and 2009, respectively. As of December 31, 2010 and 2009, the Company had no accrued payables.

CAPITAL STOCK TRANSACTIONS

On March 30, 2009, the Company received a $282 million capital contribution from JHUSA in exchange for one share of common stock. The amount included $84 million in cash and fixed maturities with a fair value of $216 million, reduced by a deferred tax liability of $18 million. The deferred tax liability was recognized as the fixed maturities contributed had a cost basis of $164 million.

On December 21, 2009, the Company received a capital contribution from JHUSA of $200 million in cash.

OTHER

The Company has entered into an Amended and Restated Underwriting and Distribution Agreement with John Hancock Distributors, LLC ("JHD"), effective December 1, 2009, pursuant to which JHD is appointed as the principal underwriter and exclusive distributor of the variable annuity, variable life and other products issued by the Company. This agreement replaced and superseded the previous Underwriting and Distribution Agreement dated January 1, 2002 between the parties. For the years ended December 31, 2010, 2009, and 2008, the Company was billed by JHD for underwriting commissions of $101 million, $100 million, and $130 million, respectively. The Company had accrued payables for services provided of $5 million and $4 million at December 31, 2010 and 2009, respectively.

                 JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

The Company had receivables from JHIMS relating to distributions of $15 million and $13 million, which were included in accrued investment income at December 31, 2010 and 2009, respectively.

The Company participates in a liquidity pool operated by JHUSA, in which affiliates can invest excess cash. Terms of participation in the liquidity pool are set out in the Second Restated and Amended Liquidity Pool Agreement effective January 1, 2010. The Company had $401 million and $139 million invested in this pool at December 31, 2010 and 2009, respectively, which were included in cash and cash equivalents on the Company's Balance Sheets.

NOTE 6 -- REINSURANCE

The effect of reinsurance on life and fixed and variable annuity premiums earned was as follows:

                                          DECEMBER 31,
                                     ----------------------
                                      2010     2009    2008
                                     ------   -----   -----
                                        (IN MILLIONS)
Direct ...........................   $  220    $100    $ 70
Assumed ..........................    1,090      --      --
Ceded ............................     (111)    (73)    (52)
                                     ------    ----    ----
   Net life and fixed and variable
      annuity premiums earned ....   $1,199    $ 27    $ 18
                                     ======    ====    ====

For the years ended December 31, 2010, 2009 and 2008, benefits to policyholders under life and annuity ceded reinsurance contracts were $164 million, $65 million, and $52 million, respectively.

At December 31, 2010, the Company had treaties with 26 reinsurers (23 non-affiliated and 3 affiliated). The per policy life risk retained by the Company is capped at a maximum of $30 million on single life policies and $35 million on survivorship life policies. The previous limit of $100 thousand, which was revised as a consequence of the transfer of NY business, continues to apply to policies and reinsurance agreements in-force as at December 31, 2009. In 2010, recoveries under these agreements totaled $72 million on $107 million of death claims. In 2009, recoveries under these agreements totaled $40 million on $48 million of death claims. In 2008, recoveries under these agreements totaled $28 million on $35 million of death claims.

The Company utilizes reinsurance agreements to provide for greater diversification of business, allowing management to control exposure to potential losses arising from large risks and provide additional capacity for growth. Reinsurance ceded contracts do not relieve the Company from its obligations to policyholders. The Company remains liable to its policyholders for the portion reinsured to the extent that any reinsurer does not meet its obligations for reinsurance ceded to it under the reinsurance agreements. Failure of the reinsurers to honor their obligations could result in losses to the Company; consequently, estimates are established for amounts deemed or estimated to be uncollectible. To minimize its exposure to significant losses from reinsurance insolvencies, the Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk arising from similar characteristics among the reinsurers.

NOTE 7 -- PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

The Company participates in a funded qualified defined benefit plan (the "Plan"). Effective January 1, 2008, the John Hancock Financial Services, Inc. Pension Plan was renamed the John Hancock Pension Plan. Pursuant to the merger of JHFS into MIC, as discussed in Note 1, JHFS ceased to exist, and sponsorship of the Plan transferred to JHUSA effective January 1, 2010. Effective December 31, 2010, sponsorship of the Plan transferred to MIC. Historically, pension benefits were calculated utilizing a traditional formula. Under the traditional formula, benefits were provided based upon length of service and final average compensation. As of January 1, 2002, the defined benefit pension plan was amended to a cash balance basis. Under the cash balance formula, participants are credited with benefits equal to a percentage of eligible pay, as well as interest. In addition, early retirement benefits are subsidized for certain grandfathered participants. The costs associated with the Plan were charged to the Company and were not material for the years ended December 31, 2010, 2009, and 2008, respectively.

                 JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

The Company participates in a postretirement medical and life insurance benefit plan for its retired employees and their spouses. Sponsorship of this plan transferred to JHUSA effective January 1, 2010. Effective December 31, 2010, sponsorship of this plan transferred to MIC. Certain employees hired prior to 2005 who meet age and service criteria may be eligible for these postretirement benefits in accordance with the plan's provisions. The majority of retirees contribute a portion of the total cost of postretirement medical benefits. Life insurance benefits are based on final compensation subject to the plan maximum.

The employee welfare plan was amended effective January 1, 2007, whereby participants who had not reached a certain age and years of service with the Company were no longer eligible for such Company contributory benefits. Also the number of years of service required to be eligible for the benefit was increased to 15 years. The future retiree life insurance coverage amount was frozen as of December 31, 2006. The costs associated with other postretirement benefits were charged to the Company and were not material for the years ended December 31, 2010, 2009, and 2008, respectively.

The Company participates in a qualified defined contribution plan. Sponsorship of this plan transferred to JHUSA effective January 1, 2010. The costs associated with the defined contribution plan were charged to the Company and were not material for the years ended December 31, 2010, 2009, and 2008, respectively.

NOTE 8 -- COMMITMENTS AND LEGAL PROCEEDINGS

COMMITMENTS. The Company has extended commitments to purchase U.S. private debt and to issue mortgage loans on real estate totaling $30 million and $4 million, respectively, at December 31, 2010. If funded, loans related to real estate mortgages would be fully collateralized by the mortgaged properties. The Company monitors the creditworthiness of borrowers under long-term bond commitments and requires collateral as deemed necessary. Approximately half of these commitments expire in 2011, and the remainder expire in 2013.

The Company leases office space under operating lease agreements, which will expire in March of 2012. Rental expenses were $62 thousand, $75 thousand, and $75 thousand for each of the years ended December 31, 2010, 2009, and 2008, respectively.

The future minimum lease payments by year and in the aggregate, under the remaining operating leases are presented below:

                                     OPERATING
                                      LEASES
                                  --------------
                                  (IN THOUSANDS)
2011 ..........................         $52
2012 ..........................          13
                                        ---
Total minimum lease payments ..         $65
                                        ===

LEGAL PROCEEDINGS. The Company is regularly involved in litigation, both as a defendant and as a plaintiff. The litigation naming the Company as a defendant ordinarily involves its activities as a provider of insurance protection and wealth management products and as a taxpayer. In addition, the NY State Insurance Department, the NY Attorney General, the SEC, the Financial Industry Regulatory Authority, and other government and regulatory bodies regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company's compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers. The Company does not believe that the conclusion of any current legal or regulatory matters, either individually or in the aggregate, will have a material adverse effect on its financial condition or results of operations.

                 JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

NOTE 9 -- SHAREHOLDER'S EQUITY

CAPITAL STOCK

The Company has one class of capital stock, common stock. All of the outstanding common stock of the Company is owned by its parent, JHUSA.

ACCUMULATED OTHER COMPREHENSIVE INCOME

The components of accumulated other comprehensive income were as follows:

                                                                     NET          ACCUMULATED
                                                                  UNREALIZED         OTHER
                                                                  INVESTMENT     COMPREHENSIVE
                                                                GAINS (LOSSES)       INCOME
                                                                --------------   -------------
                                                                         (IN MILLIONS)
BALANCE AT JANUARY 1, 2008 ..................................        $ 11             $ 11
Gross unrealized investment gains (net of deferred income
   tax expense of $15 million) ..............................          29               29
Reclassification adjustment for gains realized in net
   income (net of deferred income tax benefit of
   $2 million) ..............................................          (5)              (5)
Adjustment for deferred policy acquisition costs and
   deferred sales inducements and unearned revenue
   liability (net of deferred income tax benefit of $3
   million) .................................................          (5)              (5)
Adjustment for policyholder liabilities (net of deferred
   income tax benefit of $2 million) ........................          (3)              (3)
                                                                     ----             ----
Net unrealized investment gains .............................          16               16
                                                                     ----             ----
BALANCE AT DECEMBER 31, 2008 ................................        $ 27             $ 27
                                                                     ====             ====
Gross unrealized investment losses (net of deferred income
   tax benefit of $14 million) ..............................        $(26)            $(26)
Reclassification adjustment for gains realized in net
   income (net of deferred income tax benefit of
   $1 million) ..............................................          (1)              (1)
Adjustment for deferred policy acquisition costs, deferred
   sales inducements and unearned revenue liability (net of
   deferred income tax expense of $1 million) ...............           2                2
Adjustment for policyholder liabilities (net of deferred
   income tax expense of $1 million) ........................           3                3
                                                                     ----             ----
Net unrealized investment losses ............................         (22)             (22)
                                                                     ----             ----
BALANCE AT DECEMBER 31, 2009 ................................        $  5             $  5
                                                                     ====             ====
Gross unrealized investment gains (net of deferred income
   tax expense of $73 million) ..............................        $134             $134
Reclassification adjustment for gains realized in net
   income (net of deferred income tax benefit of
   $1 million) ..............................................          (1)              (1)
Adjustment for deferred policy acquisition costs, deferred
   sales inducements, value of business acquired, and
   unearned revenue liability (net of deferred income tax
   benefit of $5 million) ...................................         (12)             (12)
                                                                     ----             ----
Net unrealized investment gains .............................         121              121
                                                                     ----             ----
BALANCE AT DECEMBER 31, 2010 ................................        $126             $126
                                                                     ====             ====

                 JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

Net unrealized investment gains (losses) included on the Company's Balance Sheets as a component of shareholder's equity are summarized below:

                                                              DECEMBER 31,
                                                           ------------------
                                                           2010   2009   2008
                                                           ----   ----   ----
                                                              (IN MILLIONS)
Balance, end of year comprises:
   Unrealized investment gains on:
      Fixed maturities .................................   $219    $14    $56
                                                           ----    ---    ---
   Total ...............................................    219     14     56
Amounts of unrealized investment losses attributable to:
      Deferred policy acquisition costs, deferred
         sales inducements, value of business
         acquired, and unearned revenue liability ......    (23)    (6)    (9)
      Policyholder liabilities .........................     (1)    (1)    (5)
      Deferred income taxes ............................    (69)    (2)   (15)
                                                           ----    ---    ---
   Total ...............................................    (93)    (9)   (29)
                                                           ----    ---    ---
Net unrealized investment gains ........................   $126    $ 5    $27
                                                           ====    ===    ===

STATUTORY RESULTS

The Company is required to prepare statutory financial statements in accordance with statutory accounting practices prescribed or permitted by the insurance department of the state of domicile, which is NY.

The Company's statutory net (loss) income for the years ended December 31, 2010, 2009, and 2008 was $(41) million (unaudited), $310 million, and $(329) million, respectively.

The Company's statutory capital and surplus as of December 31, 2010 and 2009 was $976 million (unaudited) and $1,017 million, respectively.

Under NY insurance law, no insurer may pay any shareholder dividends from any source other than statutory earned surplus without the prior approval of the Superintendent of Insurance (the "Superintendent"). NY law also limits the aggregate amount of dividends a life insurer may pay in any calendar year, without the prior permission of the Superintendent, to the lesser of (i) 10% of its statutory policyholders' surplus as of the immediately preceding calendar year or (ii) the company's statutory net gain from operations for the immediately preceding calendar year, not including realized capital gains. The Company paid shareholder dividends to JHUSA in the amount of $100 million, $0 million, and $0 million for the years ended December 31, 2010, 2009, and 2008, respectively.

NOTE 10 -- SEGMENT INFORMATION

The Company operates in the following three business segments: (1) Insurance,
(2) Wealth Management, which primarily serve retail customers, and (3)
Corporate.

The Company's reportable segments are strategic business units offering different products and services. The reportable segments are managed separately, as they focus on different products, markets, and distribution channels.

INSURANCE SEGMENT. Offers a variety of individual life insurance products, including participating whole life, term life, universal life, and variable life insurance. Products are distributed through multiple distribution channels, including insurance agents, brokers, banks, financial planners, and direct marketing.

WEALTH MANAGEMENT SEGMENT. Offers individual and group annuities contracts. Individual annuities consist of fixed deferred annuities, fixed immediate annuities and variable annuities. These products are distributed through multiple distribution channels, including insurance agents and brokers affiliated with the Company, securities brokerage firms, financial planners, pension plan sponsors, pension plan consultants, and banks.

                 JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

This segment also offers a variety of retirement products to qualified defined benefit plans, defined contribution plans, and non-qualified buyers, including guaranteed investment contracts, funding agreements, single premium annuities, and general account participating annuities and fund-type products. These contracts provide non-guaranteed, partially guaranteed, and fully guaranteed investment options through general and separate account products. These products are distributed through a combination of dedicated regional representatives, pension consultants, and investment professionals.

CORPORATE. Includes corporate operations primarily related to certain financing activities and income on capital not specifically allocated to the reporting segments.

The accounting policies of the segments are the same as those described in Note 1 -- Summary of Significant Accounting Policies. Allocations of net investment income are based on the amount of assets allocated to each segment. Other costs and operating expenses are allocated to each segment based on a review of the nature of such costs, cost allocations utilizing time studies, and other relevant allocation methodologies.

The following table summarizes selected financial information by segment for the periods indicated:

                                                                  WEALTH
                                                    INSURANCE   MANAGEMENT   CORPORATE    TOTAL
                                                    ---------   ----------   ---------   -------
                                                                    (IN MILLIONS)
2010
   Revenues from external customers .............    $  327       $ 1,156     $   (3)    $ 1,480
   Net investment income ........................        40           224        198         462
   Net realized investment and other losses .....       (75)         (104)        (8)       (187)
                                                     ------       -------     ------     -------
   Revenues .....................................    $  292       $ 1,276     $  187     $ 1,755
                                                     ======       =======     ======     =======
   Net income ...................................    $   21       $    39     $  121     $   181
                                                     ======       =======     ======     =======
SUPPLEMENTAL INFORMATION:
   Equity in net income of investees accounted
      for by the equity method ..................    $    1       $    24     $  141     $   166
   Carrying value of investments accounted
      for under the equity method ...............        --            --          1           1
   Amortization of deferred policy acquisition
      costs, deferred sales inducements, and
      value of business acquired ................        41            27         --          68
   Income tax (benefit) expense .................      (106)          (60)        64        (102)
   Segment assets ...............................    $4,469       $12,358     $1,714     $18,541

                 JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

                                                                                          WEALTH
                                                                            INSURANCE   MANAGEMENT   CORPORATE    TOTAL
                                                                            ---------   ----------   ---------   ------
                                                                                             (IN MILLIONS)
2009
   Revenues from external customers .....................................      $132       $   93       $   --    $  225
   Net investment income ................................................        17           19          137       173
   Net realized investment and other gains ..............................         1           --           --         1
                                                                               ----       ------       ------    ------
   Revenues .............................................................      $150       $  112       $  137    $  399
                                                                               ====       ======       ======    ======
   Net (loss) income ....................................................      $(13)      $  134       $   88    $  209
                                                                               ====       ======       ======    ======
SUPPLEMENTAL INFORMATION:
   Equity in net income of investees accounted for by the equity
      method ............................................................      $ --       $   20       $  107    $  127
   Carrying value of investments accounted for under the equity method ..        --           --            1         1
   Amortization of deferred policy acquisition costs and deferred
      sales inducements .................................................        23           91           --       114
   Income tax (benefit) expense .........................................        (7)          68           47       108
   Segment assets .......................................................      $869       $7,037       $1,564    $9,470

                                                                                          WEALTH
                                                                            INSURANCE   MANAGEMENT   CORPORATE   TOTAL
                                                                            ---------   ----------   ---------   -----
                                                                                             (IN MILLIONS)
2008
   Revenues from external customers .....................................      $ 82        $ 98         $ --     $180
   Net investment income ................................................        12          24          138      174
   Net realized investment and other gains (losses) .....................        10           1           (1)      10
                                                                               ----        ----         ----     ----
   Revenues .............................................................      $104        $123         $137     $364
                                                                               ====        ====         ====     ====
   Net (loss) income ....................................................      $ (5)       $(91)        $ 86     $(10)
                                                                               ====        ====         ====     ====
SUPPLEMENTAL INFORMATION:
   Equity in net income of investees accounted for by the equity
      method ............................................................      $ --        $ 21         $116     $137
   Carrying value of investments accounted for under the equity method ..        --          --            1        1
   Amortization of deferred policy acquisition costs and deferred
      sales inducements .................................................        (8)        (27)          --      (35)
   Income tax (benefit) expense .........................................        (3)        (59)          51      (11)

The Company operates primarily in the United States and has no reportable major customers.

                 JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

NOTE 11 -- FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments. Fair values have been determined by using available market information and the valuation methodologies described below.

                                                                             DECEMBER 31,
                                                               --------------------------------------
                                                                      2010                 2009
                                                               ------------------   -----------------
                                                               CARRYING     FAIR    CARRYING    FAIR
                                                                 VALUE     VALUE      VALUE     VALUE
                                                               --------   -------   --------   ------
                                                                           (IN MILLIONS)
ASSETS:
   Fixed maturities:
      Available-for-sale ...................................    $ 7,813   $ 7,813    $1,235    $1,235
      Held-for-trading .....................................        410       410        --        --
   Mortgage loans on real estate ...........................        806       838        --        --
   Policy loans ............................................        112       112        55        55
   Short-term investments ..................................         67        67       107       107
   Cash and cash equivalents ...............................        445       445       669       669
   Derivatives:
      Interest rate swap agreements ........................         24        24        --        --
      Embedded derivatives .................................         47        47        41        41
   Separate account assets .................................      7,351     7,351     6,648     6,648
                                                                -------   -------    ------    ------
TOTAL ASSETS ...............................................    $17,075   $17,107    $8,755    $8,755
                                                                =======   =======    ======    ======
LIABILITIES:
   Guaranteed investment contracts and funding agreements ..    $ 2,020   $ 1,988    $   --    $   --
   Fixed-rate deferred and immediate annuities .............        765       784         3         3
   Supplementary contracts without life contingencies ......          5         5        --        --
   Derivatives:
      Interest rate swap agreements ........................         33        33        --        --
      Embedded derivatives .................................        148       148        53        53
                                                                -------   -------    ------    ------
TOTAL LIABILITIES ..........................................    $ 2,971   $ 2,958    $   56    $   56
                                                                =======   =======    ======    ======

ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; that is, an exit value. The exit value assumes the asset or liability is exchanged in an orderly transaction; it is not a forced liquidation or distressed sale.

ASC 820 effectively created the following two primary categories of financial instruments for the purpose of fair value disclosure:

- Financial Instruments Measured at Fair Value and Reported in the Balance Sheets - This category includes assets and liabilities measured at fair value on a recurring and nonrecurring basis. Financial instruments measured on a recurring basis include fixed maturities, short-term investments, derivatives and separate account assets. Assets and liabilities measured at fair value on a nonrecurring basis include mortgage loans, which are reported at fair value only in the period in which an impairment is recognized.

- Other Financial Instruments Not Reported at Fair Value - This category includes assets and liabilities which do not require the additional ASC 820 disclosures, as follows:

MORTGAGE LOANS ON REAL ESTATE - The fair value of unimpaired mortgage loans is estimated using discounted cash flows and takes into account the contractual maturities and discount rates, which were based on current market rates for similar maturity ranges and adjusted for risk due to the property type.

POLICY LOANS - These loans are carried at unpaid principal balances, which approximate their fair values.

                 JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

CASH AND CASH EQUIVALENTS - The carrying values for cash and cash equivalents approximate fair value due to the short-term maturities of these instruments.

FIXED-RATE DEFERRED AND IMMEDIATE ANNUITIES - The fair value of these financial instruments is estimated by projecting multiple stochastically generated interest rate scenarios under a risk neutral environment reflecting inputs (interest rates, volatility, etc.) observable at the valuation date. The fair value of fixed immediate annuities is determined by projecting cash flows and discounting at current corporate rates, defined as U.S. Treasury rates plus MFC's corporate spread. The fair value attributable to credit risk represents the present value of the spread.

GUARANTEED INVESTMENT CONTRACTS AND FUNDING AGREEMENTS - The fair value associated with these financial instruments is determined by projecting cash flows and discounting at current corporate rates, defined as U.S. Treasury rates plus MFC's corporate spread. The fair value attributable to credit risk represents the present value of the spread.

FINANCIAL INSTRUMENTS MEASURED AT FAIR VALUE ON THE BALANCE SHEETS

VALUATION HIERARCHY

Following ASC 820 guidance, the Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company's valuation techniques. A level is assigned to each fair value measurement based on the lowest level input significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

- Level 1 - Fair value measurements that reflect unadjusted, quoted prices in active markets for identical assets and liabilities that the Company has the ability to access at the measurement date. Valuations are based on quoted prices reflecting market transactions involving assets or liabilities identical to those being measured. Level 1 assets primarily include separate account assets.

- Level 2 - Fair value measurements using inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in inactive markets, inputs that are observable that are not prices (such as interest rates, credit risks, etc.) and inputs that are derived from or corroborated by observable market data. Most debt securities and some short-term investments are classified within Level 2. Also included in the Level 2 category are derivative instruments that are priced using models with observable market inputs.

- Level 3 - Fair value measurements using significant non market observable inputs. These include valuations for assets and liabilities that are derived using data, some or all of which is not market observable data, including assumptions about risk. Embedded derivatives related to reinsurance agreements or product guarantees are included in this category.

DETERMINATION OF FAIR VALUE

The valuation methodologies used to determine the fair values of assets and liabilities under ASC 820 reflect market participant assumptions and are based on the application of the fair value hierarchy that prioritizes observable market inputs over unobservable inputs. When available, the Company uses quoted market prices to determine fair value and classifies such items within Level 1. If quoted market prices are not available, fair value is based upon valuation techniques which discount expected cash flows utilizing independent market observable interest rates based on the credit quality and duration of the instrument. Items valued using models are classified according to the lowest level input that is significant to the valuation. Thus, an item may be classified in Level 3 even though significant market observable inputs are used.

The following is a description of the valuation techniques used to measure fair value and the general classification of these instruments pursuant to the fair value hierarchy.

                 JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

FAIR VALUE MEASUREMENTS ON A RECURRING BASIS

FIXED MATURITIES

For fixed maturities, including corporate, US Treasury, foreign government and obligations of states and political subdivisions, fair values are based on quoted market prices when available. When market prices are not available, fair value is generally estimated using discounted cash flow analyses, incorporating current market inputs for similar financial instruments with comparable terms and credit quality (matrix pricing). The significant inputs into these models include, but are not limited to, yield curves, credit risks and spreads, measures of volatility and prepayment speeds. These fixed maturities are classified within Level 2. Fixed maturities with significant pricing inputs which are unobservable are classified within Level 3.

SHORT-TERM INVESTMENTS

Short-term investments are comprised of securities due to mature within one year of the date of purchase that are traded in active markets and are classified within Level 1, as fair values are based on quoted market prices. Securities such as commercial paper and discount notes are classified within Level 2 because these securities are typically not actively traded due to their short maturities and, as such, their cost generally approximates fair value.

DERIVATIVES

The fair value of derivatives is determined through the use of quoted market prices for exchange-traded derivatives or through the use of pricing models for over-the-counter ("OTC") derivatives. The pricing models used are based on market standard valuation methodologies, and the inputs to these models are consistent with what a market participant would use when pricing the instruments. Derivative valuations can be affected by changes in interest rates, currency exchange rates, financial indices, credit spreads, default risk (including the counterparties to the contract), and volatility. The Company's derivatives are generally classified within Level 2 given the significant inputs to the pricing models for most OTC derivatives which are observable or can be corroborated by observable market data. Inputs that are observable generally include interest rates, foreign currency exchange rates, and interest rate curves; however, certain OTC derivatives may rely on inputs that are significant to the fair value, but are unobservable in the market or cannot be derived principally from or corroborated by observable market data and would be classified within Level 3. Inputs that are unobservable generally include broker quotes, volatilities, and inputs that are outside of the observable portion of the interest rate curve or other relevant market measures. These unobservable inputs may involve significant management judgment or estimation.

Even though unobservable, these inputs are based on assumptions deemed appropriate given the circumstances and consistent with what market participants would use when pricing such instruments. The credit risk of both the counterparty and the Company are considered in determining the fair value for all OTC derivatives after taking into account the effects of netting agreements and collateral arrangements.

EMBEDDED DERIVATIVES

As defined in ASC 815, the Company holds assets and liabilities classified as embedded derivatives, which are reported separately on the Balance Sheets. Those assets include guaranteed minimum income benefits that are ceded under modified coinsurance reinsurance arrangements ("Reinsurance GMIB Assets"). Liabilities include policyholder benefits offered under variable annuity contracts such as GMWB with a term certain and embedded reinsurance derivatives.

Embedded derivatives are recorded in the Balance Sheets at fair value, separately from their host contract, and the change in their fair value is reflected in net income. Many factors including, but not limited to, market conditions, credit ratings, variations in actuarial assumptions regarding policyholder liabilities and risk margins related to non-capital market inputs may result in significant fluctuations in the fair value of these embedded derivatives that could materially affect net income.

The fair value of embedded derivatives is estimated as the present value of future benefits less the present value of future fees. The fair value calculation includes assumptions for risk margins including nonperformance risk.

                 JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

Risk margins are established to capture the risks of the instrument which represent the additional compensation a market participant would require to assume the risks related to the uncertainties of such actuarial assumptions as annuitization, persistency, partial withdrawal and surrenders. The establishment of these actuarial assumptions, risk margins, nonperformance risk, and other inputs requires the use of significant judgment.

Nonperformance risk refers to the risk that the obligation will not be fulfilled and affects the value of the liability. The fair value measurement assumes that the nonperformance risk is the same before and after the transfer. Therefore, fair value reflects the reporting entity's own credit risk.

Nonperformance risk for liabilities held by the Company is based on MFC's own credit risk, which is determined by taking into consideration publicly available information relating to MFC's debt as well as its claims paying ability. Nonperformance risk is also reflected in the Reinsurance GMIB assets held by the Company. The credit risk of the reinsurance companies is most representative of the nonperformance risk for Reinsurance GMIB assets, and is derived from publicly available information relating to the reinsurance companies' publicly issued debt.

The fair value of embedded derivatives related to reinsurance agreements is determined based on a total return swap methodology. These total return swaps are reflected as assets or liabilities on the Balance Sheets representing the difference between the statutory book value and fair value of the related modified coinsurance assets with ongoing changes in fair value recorded in net realized investment and other (losses) gains. The fair value of the underlying assets is based on the valuation approach for similar assets described herein.

SEPARATE ACCOUNT ASSETS

Separate account assets are reported at fair value and reported as a summarized total on the Balance Sheets in accordance with SOP No. 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts," which is now incorporated into ASC 944. The fair value of separate account assets is based on the fair value of the underlying assets owned by the separate account. Assets owned by the Company's separate accounts primarily include investments in mutual funds, short-term investments, and cash and cash equivalents.

The fair value of mutual fund investments is based upon quoted market prices or reported net asset values ("NAV"). Open-ended mutual fund investments that are traded in an active market and have a publically available price are included in Level 1. The fair values of short-term investments and cash equivalents held by separate accounts are determined on a basis consistent with the methodologies described herein for similar financial instruments held within the Company's general account.

                 JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

The following table presents the Company's assets and liabilities that are measured at fair value on a recurring basis by ASC 820 fair value hierarchy levels, as of December 31, 2010 and 2009.

                                                                         DECEMBER 31, 2010
                                                            ----------------------------------------
                                                              TOTAL
                                                            FAIR VALUE   LEVEL 1   LEVEL 2   LEVEL 3
                                                            ----------   -------   -------   -------
                                                                          (IN MILLIONS)
ASSETS:
   Fixed maturities available-for-sale:
      Corporate securities ..............................     $ 5,183     $   --    $4,928     $255
      Commercial mortgage-backed securities .............         961         --       951       10
      Collateralized debt obligations ...................          10         --        10       --
      Other asset-backed securities .....................          63         --        63       --
      U.S. Treasury securities and obligations of U.S. ..
         government corporations and agencies ...........       1,301         --     1,301       --
      Obligations of states and political subdivisions ..         214         --       207        7
      Debt securities issued by foreign governments .....          81         --        81       --
                                                              -------     ------    ------     ----
   Total fixed maturities available-for-sale ............       7,813         --     7,541      272
   Fixed maturities held-for-trading:
      Corporate securities ..............................         246         --       243        3
      Commercial mortgage-backed securities .............          81         --        81       --
      Collateralized debt obligations ...................          --         --        --       --
      Other asset-backed securities .....................           3         --         3       --
      U.S. Treasury securities and obligations of U.S. ..
         government corporations and agencies ...........          67         --        67       --
      Obligations of states and political subdivisions ..          12         --        12       --
      Debt securities issued by foreign governments .....           1         --         1       --
                                                              -------     ------    ------     ----
   Total fixed maturities held-for-trading ..............         410         --       407        3
   Short-term investments ...............................          67         --        67       --
   Derivative assets ....................................          24         --        24       --
   Separate account assets (2) ..........................       7,351      7,351        --       --
   Embedded derivatives (1) .............................          47         --        --       47
                                                              -------     ------    ------     ----
TOTAL ASSETS AT FAIR VALUE ..............................     $15,712     $7,351    $8,039     $322
                                                              =======     ======    ======     ====
LIABILITIES:
   Derivative liabilities ...............................          33         --        33       --
   Embedded derivatives (1) .............................         148         --       111       37
                                                              -------     ------    ------     ----
TOTAL LIABILITIES AT FAIR VALUE .........................     $   181     $   --    $  144     $ 37
                                                              =======     ======    ======     ====

                JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

NOTE 11 -- FAIR VALUE OF FINANCIAL INSTRUMENTS - (CONTINUED)

                                                                            DECEMBER 31, 2009
                                                                ----------------------------------------
                                                                  TOTAL
                                                                FAIR VALUE   LEVEL 1   LEVEL 2   LEVEL 3
                                                                ----------   -------   -------   -------
                                                                              (IN MILLIONS)
ASSETS:
   Fixed maturities:
      Corporate securities...................................     $  623      $   --    $  623     $--
      U.S. Treasury securities and obligations of U.S.
         government corporations and agencies................        479          --       479      --
      Obligations of states and political subdivisions.......         31          --        31      --
      Debt securities issued by foreign governments..........        102          --       102      --
   Short-term investments....................................        107          --       107      --
   Separate account assets (2)...............................      6,648       6,648        --      --
   Embedded derivatives (1)..................................         41          --        --      41
                                                                  ------      ------    ------     ---
TOTAL ASSETS AT FAIR VALUE...................................     $8,031      $6,648    $1,342     $41
                                                                  ======      ======    ======     ===
LIABILITIES:
   Embedded derivatives (1)..................................     $   53      $   --    $   --     $53
                                                                  ------      ------    ------     ---
TOTAL LIABILITIES AT FAIR VALUE..............................     $   53      $   --    $   --     $53
                                                                  ======      ======    ======     ===

(1) Derivative assets and liabilities are presented gross to reflect the presentation in the Balance Sheets, but are presented net for purposes of the Level 3 roll forward in the following table.

     Embedded derivatives related to fixed maturities and reinsurance contracts are reported as part of the derivative asset or liability on the Balance Sheets. Embedded derivatives related to benefit guarantees are reported as part of the reinsurance recoverable or future policy benefits on the Balance Sheets. Embedded derivatives related to participating pension contracts are reported as part of future policy benefits on the Balance Sheets.

(2) Separate account assets are recorded at fair value. Investment performance related to separate account assets is fully offset by corresponding amounts credited to contract holders whose interest in the separate account assets is recorded by the Company as separate account liabilities. Separate account liabilities are set equal to the fair value of separate account assets as prescribed by ASC 944.

                JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

NOTE 11 -- FAIR VALUE OF FINANCIAL INSTRUMENTS - (CONTINUED)

LEVEL 3 FINANCIAL INSTRUMENTS

The changes in Level 3 financial instruments measured at fair value on a recurring basis for the years ended December 31, 2010 and 2009 are summarized as follows:

                                                                                                                       CHANGE IN
                                                                                                                      UNREALIZED
                                                   NET REALIZED                                                     GAINS (LOSSES)
                                                    /UNREALIZED                                                        INCLUDED
                                                  GAINS (LOSSES)                         TRANSFERS                    IN EARNINGS
                                                   INCLUDED IN:        PURCHASES,     --------------                      ON
                                   BALANCE AT   ------------------   ISSUANCES, AND    INTO   OUT OF   BALANCE AT     INSTRUMENTS
                                   JANUARY 1,                AOCI      SETTLEMENTS    LEVEL    LEVEL    DECEMBER         STILL
                                      2010       EARNINGS     (2)         (NET)       3 (3)    3 (3)    31, 2010         HELD
                                  -----------   ---------   ------   --------------   -----   ------   ----------   --------------
                                                                            (IN MILLIONS)
Fixed maturities
   available-for-sale:
   Corporate debt securities         $ --        $(2)(1)     $14         $233        $26        $(16)         $255         $--
   Commercial mortgage-backed
      securities ...............       --         --          --           11         --          (1)           10          --
   Obligations of states and
      political subdivisions ...       --         --          --           29          7         (29)            7          --
                                     ----        ---         ---         ----        ---        ----          ----         ----
Total fixed maturities
   available-for-sale ..........       --         (2)         14          273         33         (46)          272          --
Fixed maturities held-for-
   trading:
   Corporate debt securities ...       --         --          --            4         --          (1)            3          --
                                     ----        ---         ---         ----        ---        ----          ----        ----
Total fixed maturities
   held-for-trading ............       --         --          --            4         --          (1)            3          --
Net embedded derivatives .......      (12)        22(4)       --           --         --          --            10          22
                                    -----        ---         ---         ----        ---        ----          ----        -----
TOTAL ..........................    $ (12)       $20         $14         $277        $33        $(47)         $285        $ 22
                                    =====        ===         ===         ====        ===        ====          ====        =====

                                                                                                                       CHANGE IN
                                                                                                                      UNREALIZED
                                                   NET REALIZED                                                     GAINS (LOSSES)
                                                    /UNREALIZED                                                        INCLUDED
                                                  GAINS (LOSSES)                         TRANSFERS                    IN EARNINGS
                                                   INCLUDED IN:        PURCHASES,     --------------                      ON
                                   BALANCE AT   ------------------   ISSUANCES, AND    INTO   OUT OF   BALANCE AT     INSTRUMENTS
                                   JANUARY 1,                AOCI      SETTLEMENTS    LEVEL    LEVEL    DECEMBER         STILL
                                      2009       EARNINGS     (2)         (NET)       3 (3)    3 (3)    31, 2009         HELD
                                  -----------   ---------   ------   --------------   -----   ------   ----------   --------------
                                                                            (IN MILLIONS)
Net embedded derivatives......      $(235)         $223(4)   $--         $--           $--       $--        $(12)        $223
                                    -----          ----      ---         ---           ---       ---        ----         ----
TOTAL.........................      $(235)         $223      $--         $--           $--       $--        $(12)        $223
                                    =====          ====      ===         ===           ===       ===        ====         ====

(1) This amount is included in net realized investment and other (losses) gains on the Statements of Operations.

(2) This amount is included in accumulated other comprehensive income on the Balance Sheets.

(3) For financial assets that are transferred into and/or out of Level 3, the Company uses the fair value of the assets at the beginning of the reporting period.

(4) This amount is included in benefits to policyholders on the Statements of Operations.

                JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

NOTE 11 -- FAIR VALUE OF FINANCIAL INSTRUMENTS - (CONTINUED)

The Company may hedge positions with offsetting positions that are classified in a different level. For example, the gains and losses for assets and liabilities in the Level 3 category presented in the tables above may not reflect the effect of offsetting gains and losses on hedging instruments that have been classified by the Company in the Level 1 and Level 2 categories.

The transfers into Level 3 primarily result from securities that were impaired during the year or securities where a lack of observable market data (versus the previous year) resulted in reclassifying assets into Level 3. The transfers out of Level 3 primarily result from observable market data becoming available for that asset, thus eliminating the need to extrapolate market data beyond observable points.

FINANCIAL INSTRUMENTS MEASURED AT FAIR VALUE ON A NONRECURRING BASIS

Certain financial assets are reported at fair value on a nonrecurring basis, including investments such as mortgage loans, joint ventures, and limited partnership interests, which are reported at fair value only in the period in which an impairment is recognized. The fair value of these securities is calculated using either models that are widely accepted in the financial services industry or the valuation of collateral underlying impaired mortgages. During the reporting period, there were no assets or liabilities measured at fair value on a nonrecurring basis.

NOTE 12 -- VALUE OF BUSINESS ACQUIRED

The balance of and changes in VOBA as of and for the years ended December 31, were as follows:

                                                             DECEMBER 31,
                                                            -------------
                                                             2010   2009
                                                             ----   ----
                                                            (IN MILLIONS)
Balance, beginning of year...............................    $--     $--
Capitalization (1).......................................     56      --
Amortization.............................................     (8)     --
Change in unrealized investment losses...................     (6)     --
                                                             ---     ---
Balance, end of year.....................................    $42     $--
                                                             ===     ===

(1) Amount transferred from JHUSA on January 1, 2010 in connection with the NY transfer.

The following table provides estimated future amortization (net of tax) for the periods indicated:

                                              VOBA
                                          AMORTIZATION
                                         -------------
                                         (IN MILLIONS)
2011..................................         $7
2012..................................          7
2013..................................          6
2014..................................          3
2015..................................          3

                 JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

NOTE 13 -- CERTAIN SEPARATE ACCOUNTS

The Company issues variable annuity and variable life contracts through its separate accounts for which investment income and investment gains and losses accrue to, and investment risk is borne by, the contract holder. Most contracts contain certain guarantees, which are discussed more fully below.

The assets supporting the variable portion of variable annuities are carried at fair value and reported on the Balance Sheets as separate account assets with an equivalent amount reported for separate account liabilities. Amounts assessed against the contract holders for mortality, administrative, and other services are included in revenue, and changes in liabilities for minimum guarantees are included in benefits to policyholders in the Company's Statements of Operations. For the years ended December 31, 2010 and 2009, there were no gains or losses on transfers of assets from the general account to the separate account.

The deposits related to the variable life insurance contracts are invested in separate accounts, and the Company guarantees a specified death benefit on certain policies if specified premiums on these policies are paid by the policyholder, regardless of separate account performance.

The following table reflects variable life insurance contracts with guarantees held by the Company:

                                                      DECEMBER 31,
                                                      ------------
                                                       2010   2009
                                                       ----   ----
                                                      (IN MILLIONS,
                                                       EXCEPT FOR
                                                           AGE)
LIFE INSURANCE CONTRACTS WITH GUARANTEED BENEFITS
   In the event of death
   Account value...................................     $63    $44
   Net amount at risk related to deposits..........       6      7
   Average attained age of contract holders........      46     45

Many of the variable annuity contracts issued by the Company offer various guaranteed minimum death, income, and/or withdrawal benefits. Guaranteed Minimum Death Benefit ("GMDB") features guarantee the contract holder either (a) a return of no less than total deposits made to the contract less any partial withdrawals, (b) total deposits made to the contract less any partial withdrawals plus a minimum return, (c) the highest contract value on a specified anniversary date minus any withdrawals following the contract anniversary, or
(d) a combination benefit of (b) and (c) above.

Contracts with Guaranteed Minimum Income Benefit ("GMIB") riders provide a guaranteed lifetime annuity, which may be elected by the contract holder after a stipulated waiting period (ten years), and which may be larger than what the contract account balance would purchase at then-current annuity purchase rates.

Multiple variations of an optional GMWB rider have also been offered by the Company. The GMWB rider provides contract holders a guaranteed annual withdrawal amount over a specified time period or in some cases for as long as they live. In general, guaranteed annual withdrawal amounts are based on deposits and may be reduced if withdrawals exceed allowed amounts. Guaranteed amounts may also be increased as a result of "step-up" provisions which increase the benefit base to higher account values at specified intervals. Guaranteed amounts may also be increased if withdrawals are deferred over a specified period. In addition, certain versions of the GMWB rider extend lifetime guarantees to spouses.

Unaffiliated reinsurance has been utilized to mitigate risk related to some of the guarantee benefit riders. Hedging has also been utilized to mitigate risk related to some of the GMWB riders.

For GMDB, the net amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance. For GMIB, the net amount at risk is defined as the excess of the current annuitization income base over the current account value. For GMWB, the net amount at risk is defined as the current guaranteed withdrawal amount minus the current account value. For all the guarantees, the net amount at risk is floored at zero at the single contract level.

                JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

NOTE 13 -- CERTAIN SEPARATE ACCOUNTS - (CONTINUED)

The Company had the following variable annuity contracts with guarantees. Amounts at risk are shown net of reinsurance. Note that the Company's variable annuity contracts with guarantees may offer more than one type of guarantee in each contract; therefore, the amounts listed are not mutually exclusive.

                                                                 DECEMBER 31,
                                                             -------------------
                                                               2010      2009
                                                              ------   -------
                                                                (IN MILLIONS,
                                                              EXCEPT FOR AGES)
GUARANTEED MINIMUM DEATH BENEFIT
   Return of net deposits
   In the event of death
      Account value ......................................     $1,545   $1,426
      Net amount at risk - net of reinsurance ............         38      103
      Average attained age of contract holders ...........         65       64

   Highest specified anniversary account value minus
   withdrawals post anniversary
   In the event of death
      Account value ......................................     $2,914   $2,827
      Net amount at risk - net of reinsurance ............        154      300
      Average attained age of contract holders ...........         64       64

GUARANTEED MINIMUM INCOME BENEFIT
      Account value ......................................     $  483   $  477
      Net amount at risk - net of reinsurance ............         --       --
      Average attained age of contract holders ...........         61       61

GUARANTEED MINIMUM WITHDRAWAL BENEFIT
      Account value ......................................     $3,036   $2,802
      Net amount at risk .................................        355      470
      Average attained age of contract holders ...........         64       63

Account balances of variable contracts with guarantees were invested in various separate accounts with the following characteristics:

                                               DECEMBER 31,
                                             ----------------
                                              2010     2009
                                             ------   -------
                                              (IN MILLIONS)
TYPE OF FUND
Equity ...................................   $2,477   $1,907
Balanced .................................    1,290    1,617
Bonds ....................................      571      527
Money Market .............................       79      111
                                             ------   ------
   Total .................................   $4,417   $4,162
                                             ======   ======

                JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

NOTE 13 -- CERTAIN SEPARATE ACCOUNTS - (CONTINUED)

The following table summarizes the liabilities for guarantees on variable contracts reflected in the general account:

                                               GUARANTEED   GUARANTEED   GUARANTEED
                                                 MINIMUM     MINIMUM      MINIMUM
                                                 DEATH       INCOME      WITHDRAWAL
                                                BENEFIT      BENEFIT      BENEFIT
                                                (GMDB)       (GMIB)        (GMWB)      TOTAL
                                               ----------   ----------   ----------   ------
                                                              (IN MILLIONS)
Balance at January 1, 2010 .................     $ 20          $  6        $  54      $  80
Assumed reserves from NY transfer (1) ......       11            --           --         11
Incurred guarantee benefits ................       (9)           --           --         (9)
Other reserve changes ......................        6            --          (15)        (9)
                                                 ----          ----        -----      -----
Balance at December 31, 2010 ...............       28             6           39         73
Reinsurance recoverable ....................       --           (47)          --        (47)
                                                 ----          ----        -----      -----
Net balance at December 31, 2010 ...........     $ 28          $(41)       $  39      $  26
                                                 ----          ----        -----      -----
Balance at January 1, 2009 .................     $ 36          $ 12        $ 277      $ 325
Incurred guarantee benefits ................      (12)           --           --        (12)
Other reserve changes ......................       (4)           (6)        (223)      (233)
                                                 ----          ----        -----      -----
Balance at December 31, 2009 ...............       20             6           54         80
Reinsurance recoverable ....................       --           (41)          --        (41)
                                                 ----          ----        -----      -----
Net balance at December 31, 2009 ...........     $ 20          $(35)       $  54      $  39
                                                 ====          ====        =====      =====

(1)  Amount assumed from JHUSA on January 1, 2010.

The GMDB gross and ceded reserves, the GMIB gross reserves, and the life contingent portion of the GMWB reserves were determined in accordance with ASC 944, and the GMIB reinsurance recoverable and non-life contingent GMWB gross reserve were determined in accordance with ASC 815.

The Company regularly evaluates estimates used and adjusts the liability balance, with a related charge or credit to benefits to policyholders, if actual experience or other evidence suggests that earlier assumptions should be revised.

The following assumptions and methodology were used to determine the amounts above at December 31, 2010 and 2009:

     - Data used included 1,000 stochastically generated investment performance scenarios. For ASC 815 calculations, risk neutral scenarios were used.

     - For life products, reserves were established using stochastic modeling of future separate account returns and best estimate mortality, lapse, and premium persistency assumptions, which vary by product.

     - Mean return and volatility assumptions were determined by asset classes. Market consistent observed volatilities were used where available for ASC 815 calculations.

     - Annuity mortality was based on the 1994 MGDB table multiplied by factors varied by rider types (living benefit/GMDB only) and qualified and non-qualified business.

     - Annuity lapse rates vary by contract type, commission type, duration, and by with or without living benefit or death benefit riders. The lapse rates range from 0.8% to 41.5% for GMDB and 0.3% to 41.5% for GMIB and GMWB.

     - The discount rate is 7% (in-force issued before 2004) or 6.4% (in-force issued after 2003) in the ASC 944 calculations. The discount rates used for ASC 815 calculations are based on the term structure of swap curves with a credit spread based on the credit standing of MFC (for GMWB) and the reinsurers (for GMIB).

                JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK

NOTE 14 -- DEFERRED POLICY ACQUISITION COSTS AND DEFERRED SALES INDUCEMENTS

The balance of and changes in deferred policy acquisition costs as of and for the years ended December 31, were as follows:

                                                                 DECEMBER 31,
                                                                 -------------
                                                                 2010    2009
                                                                 -----   -----
                                                                 (IN MILLIONS)
Balance, beginning of year ...................................   $551    $ 553
Capitalization ...............................................     76       97
Amortization (1) .............................................    (58)    (104)
Change in unrealized investment (losses) gains ...............     (9)       4
Adoption of ASC 320, recognition of other-than-temporary
   impairments ...............................................     --        1
                                                                 ----    -----
Balance, end of year .........................................   $560    $ 551
                                                                 ====    =====

The balance of and changes in deferred sales inducements ("DSI") as of and for the years ended December 31, were as follows:

                                                                  DECEMBER 31,
                                                                 -------------
                                                                 2010    2009
                                                                 -----   -----
                                                                 (IN MILLIONS)
Balance, beginning of year ...................................    $37    $ 46
Capitalization ...............................................     --       2
Amortization (1) .............................................     (2)    (10)
Change in unrealized investment gains (losses) ...............     --      (1)
                                                                  ---    -----
Balance, end of year .........................................    $35    $ 37
                                                                  ===    ====

(1) In 2010 and 2009, DAC and DSI amortization includes unlocking due to the estimated gross profit impact arising from the change in benefits to policyholders related to certain separate account guarantees. This unlocking contributed to the overall amortization change during the year.

NOTE 15 -- SUBSEQUENT EVENTS

The Company evaluated the recognition and disclosure of subsequent events for its December 31, 2010 financial statements through the date on which the financial statements were issued.

AUDITED FINANCIAL STATEMENTS

John Hancock Life Insurance Company of New York Separate Account A December 31, 2010

                 John Hancock Life Insurance Company of New York
                               Separate Account A

                          Audited Financial Statements

                                December 31, 2010

                                    CONTENTS

Report of Independent Registered Public Accounting Firm ...................    1
Statements of Assets and Liabilities ......................................    4
Statements of Operations and Changes in Contract Owners' Equity ...........   27
Notes to Financial Statements .............................................   76

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Contract Owners of
John Hancock Life Insurance Company of New York Separate Account A

We have audited the accompanying statements of assets and liabilities of John Hancock Life Insurance Company of New York Separate Account A, the "Account," comprised of the following sub-accounts,

500 Index Fund B Series NAV
500 Index Series I
500 Index Series II
500 Index Trust Series NAV
Active Bond Series I
Active Bond Series II
All Cap Core Series I
All Cap Core Series II
All Cap Value Series I
All Cap Value Series II
American Asset Allocation Series I
American Asset Allocation Series II
American Blue-Chip Income & Growth Series II
American Blue-Chip Income & Growth Series III
American Bond Series II
American Bond Series III
American Fundamental Holdings Series II
American Global Diversification Series II
American Global Growth Series II
American Global Small Capitalization Series II
American Global Small Capitalization Series III
American Growth Series II
American Growth Series III
American Growth-Income Series I
American Growth-Income Series II
American Growth-Income Series III
American High-Income Bond Series II
American High-Income Bond Series III
American International Series II
American International Series III
American New World Series II
Blue Chip Growth Series I
Blue Chip Growth Series II
Capital Appreciation Series I
Capital Appreciation Series II
Capital Appreciation Value Series II
Core Allocation Plus Series II
Core Allocation Series I
Core Allocation Series II
Core Balanced Series I
Core Balanced Series II
Core Balanced Strategy Series NAV
Core Bond Series II
Core Disciplined Diversification Series II
Core Fundamental Holdings Series II
Core Fundamental Holdings Series III
Core Global Diversification Series II
Core Global Diversification Series III
Core Strategy Series II
Core Strategy Series NAV
Disciplined Diversification Series II
DWS Equity 500 Index
Equity-Income Series I
Equity-Income Series II
Financial Services Series I
Financial Services Series II
Founding Allocation Series II
Fundamental Value Series I
Fundamental Value Series II
Global Bond Series I
Global Bond Series II
Global Trust Series I
Global Trust Series II
Health Sciences Series I
Health Sciences Series II
High Income Series II
High Yield Series I
High Yield Series II
International Core Series I
International Core Series II
International Equity Index A Trust Series I
International Equity Index A Trust Series II
International Equity Index Series NAV
International Opportunities Series II
International Small Company Series I
International Small Company Series II
International Value Series I
International Value Series II

Investment Quality Bond Series I
Investment Quality Bond Series II
Large Cap Series I
Large Cap Series II
Large Cap Value Series I
Large Cap Value Series II
Lifestyle Aggressive Series I
Lifestyle Aggressive Series II
Lifestyle Balanced Series I
Lifestyle Balanced Series II
Lifestyle Conservative Series I
Lifestyle Conservative Series II
Lifestyle Growth Series I
Lifestyle Growth Series II
Lifestyle Moderate Series I
Lifestyle Moderate Series II
Mid Cap Index Series I
Mid Cap Index Series II
Mid Cap Stock Series I
Mid Cap Stock Series II
Mid Value Series I
Mid Value Series II
Money Market Series I
Money Market Series II
Money Market Trust B Series NAV
Mutual Shares Series I
Natural Resources Series II
Optimized All Cap Series II
Optimized Value Series II
PIMCO All Asset
Real Estate Securities Series I
Real Estate Securities Series II
Real Return Bond Series II
Science & Technology Series I
Science & Technology Series II
Short Term Government Income Series I
Short Term Government Income Series II
Small Cap Growth Series II
Small Cap Index Series I
Small Cap Index Series II
Small Cap Opportunities Series I
Small Cap Opportunities Series II
Small Cap Value Series II
Small Company Value Series I
Small Company Value Series II
Smaller Company Growth Series I
Smaller Company Growth Series II
Strategic Income Opportunities Series I
Strategic Income Opportunities Series II
Total Bond Market Trust A Series II
Total Bond Market Trust A Series NAV
Total Return Series I
Total Return Series II
Total Stock Market Index Series I
Total Stock Market Index Series II
Ultra Short Term Bond Series II
Utilities Series I
Utilities Series II
Value Series I
Value Series II
as of December 31, 2010, and the related statements of operations and changes in contract owners' equity for the above mentioned sub-accounts and for the All Cap Growth Series I, All Cap Growth Series II, CGTC Overseas Equity Series II, Pacific Rim Series I, Pacific Rim Series II, Strategic Bond Series I, Strategic Bond Series II, U.S. Government Securities Series I, U.S. Government Securities Series II, and U.S. High Yield Series II sub-accounts (the "closed sub-accounts") for each of the periods indicated therein. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Account's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2010, by correspondence with the underlying Portfolios. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the above mentioned sub-accounts constituting John Hancock Life Insurance Company of New York Separate Account A at December 31, 2010, and the results of their and the closed sub-accounts' operations and changes in contract owners' equity for each of the periods indicated therein, in conformity with U.S. generally accepted accounting principles.


                                                      /s/ ERNST & YOUNG LLP

Boston, Massachusetts
March 30, 2011

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                      STATEMENTS OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2010

                                      500 Index                               500 Index
                                       Fund B     500 Index     500 Index       Trust     Active Bond   Active Bond
                                     Series NAV    Series I     Series II    Series NAV     Series I     Series II
                                     ----------   ----------   -----------   ----------   -----------   -----------
TOTAL ASSETS
Investments at fair value            $6,360,843   $2,586,179   $10,647,992    $958,413     $4,098,943   $47,666,099
                                     ==========   ==========   ===========    ========     ==========   ===========
NET ASSETS
Contracts in accumulation            $6,360,843   $2,586,179   $10,632,717    $958,413     $4,098,943   $47,666,099
Contracts in payout (annuitization)          --           --        15,275          --             --            --
                                     ----------   ----------   -----------    --------     ----------   -----------
Total net assets                     $6,360,843   $2,586,179   $10,647,992    $958,413     $4,098,943   $47,666,099
                                     ==========   ==========   ===========    ========     ==========   ===========
Units outstanding                       597,448      244,336       749,755      54,645        255,460     3,013,411
Unit value                           $    10.65   $    10.58   $     14.20    $  17.54     $    16.05   $     15.82
Shares                                  404,891      234,894       970,647      88,333        422,136     4,903,919
Cost                                 $7,220,440   $2,472,850   $10,162,344    $870,184     $3,963,514   $46,239,860

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                      STATEMENTS OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2010

                                                                                          American      American
                                       All Cap      All Cap      All Cap      All Cap      Asset         Asset
                                        Core         Core         Value        Value     Allocation    Allocation
                                      Series I     Series II    Series I     Series II    Series I      Series II
                                     ----------   ----------   ----------   ----------   ----------   ------------
TOTAL ASSETS
Investments at fair value            $3,460,680   $1,115,631   $1,724,788   $4,997,742   $8,268,102   $107,550,475
                                     ==========   ==========   ==========   ==========   ==========   ============
NET ASSETS
Contracts in accumulation            $3,460,680   $1,115,631   $1,724,788   $4,997,742   $8,257,635   $107,550,475
Contracts in payout (annuitization)          --           --           --           --       10,467             --
                                     ----------   ----------   ----------   ----------   ----------   ------------
Total net assets                     $3,460,680   $1,115,631   $1,724,788   $4,997,742   $8,268,102   $107,550,475
                                     ==========   ==========   ==========   ==========   ==========   ============
Units outstanding                       222,732       72,091       99,334      272,008      710,831      9,291,199
Unit value                           $    15.54   $    15.48   $    17.36   $    18.37   $    11.63   $      11.58
Shares                                  209,105       67,491      206,561      599,250      750,963      9,768,436
Cost                                 $2,860,620   $1,226,004   $1,666,181   $5,235,554   $6,464,772   $ 97,376,030

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                      STATEMENTS OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2010

                                        American          American                                      American       American
                                        Blue-Chip         Blue-Chip                       American    Fundamental       Global
                                     Income & Growth   Income & Growth   American Bond      Bond        Holdings    Diversification
                                        Series II        Series III        Series II     Series III    Series II       Series II
                                     ---------------   ---------------   -------------   ----------   -----------   ---------------
TOTAL ASSETS
Investments at fair value              $ 9,435,469         $364,714       $92,938,095     $537,656    $80,652,138     $54,657,340
                                       ===========         ========       ===========     ========    ===========     ===========
NET ASSETS
Contracts in accumulation              $ 9,435,469         $364,714       $92,938,095     $537,656    $80,652,138     $54,657,340
Contracts in payout (annuitization)             --               --                --           --             --              --
                                       -----------         --------       -----------     --------    -----------     -----------
Total net assets                       $ 9,435,469         $364,714       $92,938,095     $537,656    $80,652,138     $54,657,340
                                       ===========         ========       ===========     ========    ===========     ===========
Units outstanding                          556,024           30,505         6,924,316       40,945      6,973,611       4,571,948
Unit value                             $     16.97         $  11.96       $     13.42     $  13.13    $     11.57     $     11.95
Shares                                     831,319           32,190         7,693,551       44,582      7,792,477       5,240,397
Cost                                   $11,492,079         $336,682       $96,180,630     $542,857    $69,813,694     $47,416,805

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                      STATEMENTS OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2010

                                                          American        American
                                                        Global Small    Global Small     American     American
                                      American Global  Capitalization  Capitalization     Growth       Growth    American Growth-
                                     Growth Series II     Series II      Series III      Series II   Series III   Income Series I
                                     ----------------  --------------  --------------  ------------  ----------  ----------------
TOTAL ASSETS
Investments at fair value               $13,941,723      $5,291,796        $10,304     $137,648,718   $254,348      $8,666,179
                                        ===========      ==========        =======     ============   ========      ==========
NET ASSETS
Contracts in accumulation               $13,941,723      $5,291,796        $10,304     $137,637,047   $254,348      $8,666,179
Contracts in payout (annuitization)              --              --             --           11,671         --              --
                                        -----------      ----------        -------     ------------   --------      ----------
Total net assets                        $13,941,723      $5,291,796        $10,304     $137,648,718   $254,348      $8,666,179
                                        ===========      ==========        =======     ============   ========      ==========
Units outstanding                         1,145,847         454,695            822        7,522,530     20,995         504,702
Unit value                              $     12.17      $    11.64        $ 12.54     $      18.30   $  12.11      $    17.17
Shares                                    1,241,471         523,940          1,019        8,829,295     16,336         582,013
Cost                                    $13,617,770      $4,348,181        $ 7,595     $144,614,316   $225,948      $6,397,999

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                      STATEMENTS OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2010

                                        American       American    American High-  American High-    American       American
                                     Growth-Income  Growth-Income    Income Bond     Income Bond   International  International
                                       Series II      Series III     Series II       Series III      Series II      Series III
                                     -------------  -------------  --------------  --------------  -------------  -------------
TOTAL ASSETS
Investments at fair value             $122,472,507     $20,607       $5,127,047       $274,254      $79,176,836      $222,420
                                      ============     =======       ==========       ========      ===========      ========
NET ASSETS
Contracts in accumulation             $122,462,375     $20,607       $5,127,047       $274,254      $79,176,836      $222,420
Contracts in payout (annuitization)         10,132          --               --             --               --            --
                                      ------------     -------       ----------       --------      -----------      --------
Total net assets                      $122,472,507     $20,607       $5,127,047       $274,254      $79,176,836      $222,420
                                      ============     =======       ==========       ========      ===========      ========
Units outstanding                        7,610,502       1,720          375,058         17,939        3,470,576        18,249
Unit value                            $      16.09     $ 11.98       $    13.67       $  15.29      $     22.81      $  12.19
Shares                                   8,236,214       1,387          469,080         25,138        4,854,496        13,662
Cost                                  $133,475,139     $17,098       $4,790,500       $266,082      $87,575,173      $209,633

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                      STATEMENTS OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2010

                                      American                                         Capital      Capital         Capital
                                      New World     Blue Chip         Blue Chip     Appreciation  Appreciation   Appreciation
                                      Series II  Growth Series I  Growth Series II    Series I      Series II   Value Series II
                                     ----------  ---------------  ----------------  ------------  ------------  ---------------
TOTAL ASSETS
Investments at fair value            $6,674,761    $22,001,609       $17,961,914     $12,339,135   $10,381,711    $22,084,157
                                     ==========    ===========       ===========     ===========   ===========    ===========
NET ASSETS
Contracts in accumulation            $6,674,761    $21,961,997       $17,961,914     $12,339,135   $10,381,711    $22,084,157
Contracts in payout (annuitization)          --         39,612                --              --            --             --
                                     ----------    -----------       -----------     -----------   -----------    -----------
Total net assets                     $6,674,761    $22,001,609       $17,961,914     $12,339,135   $10,381,711    $22,084,157
                                     ==========    ===========       ===========     ===========   ===========    ===========
Units outstanding                       468,445      1,103,152         1,175,177       1,256,921       687,646      1,706,388
Unit value                           $    14.25    $     19.94       $     15.28     $      9.82   $     15.10    $     12.94
Shares                                  485,790      1,086,499           891,410       1,241,362     1,053,981      1,922,033
Cost                                 $5,787,725    $17,617,197       $15,691,269     $11,171,436   $ 9,301,205    $18,278,053

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                      STATEMENTS OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2010

                                        Core
                                     Allocation      Core         Core        Core        Core        Core Balanced
                                        Plus      Allocation   Allocation   Balanced     Balanced    Strategy Series
                                     Series II     Series I     Series II   Series I    Series II          NAV
                                     ----------   ----------   ----------   --------   -----------   ---------------
TOTAL ASSETS
Investments at fair value            $9,097,479     $59,434    $7,737,553   $183,696   $13,941,573      $224,898
                                     ==========     =======    ==========   ========   ===========      ========
NET ASSETS
Contracts in accumulation            $9,097,479     $59,434    $7,737,553   $183,696   $13,941,573      $224,898
Contracts in payout (annuitization)          --          --            --         --            --            --
                                     ----------     -------    ----------   --------   -----------      --------
Total net assets                     $9,097,479     $59,434    $7,737,553   $183,696   $13,941,573      $224,898
                                     ==========     =======    ==========   ========   ===========      ========
Units outstanding                       776,549       3,653       471,067     11,234       839,588        15,082
Unit value                           $    11.72     $ 16.27    $    16.43   $  16.35   $     16.61      $  14.91
Shares                                  834,631       3,731       485,722     11,194       848,544        15,341
Cost                                 $7,236,738     $55,727    $7,247,579   $161,400   $12,916,575      $208,744

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                      STATEMENTS OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2010

                                                      Core             Core          Core
                                                   Disciplined     Fundamental   Fundamental     Core Global       Core Global
                                     Core Bond   Diversification     Holdings      Holdings    Diversification   Diversification
                                     Series II      Series II       Series II     Series III      Series II         Series III
                                     ---------   ---------------   -----------   -----------   ---------------   ---------------
TOTAL ASSETS
Investments at fair value             $900,000     $12,674,828     $20,481,928     $19,810       $21,939,663         $157,794
                                      ========     ===========     ===========     =======       ===========         ========
NET ASSETS
Contracts in accumulation             $900,000     $12,674,828     $20,481,928     $19,810       $21,939,663         $157,794
Contracts in payout (annuitization)         --              --              --          --                --               --
                                      --------     -----------     -----------     -------       -----------         --------
Total net assets                      $900,000     $12,674,828     $20,481,928     $19,810       $21,939,663         $157,794
                                      ========     ===========     ===========     =======       ===========         ========
Units outstanding                       59,094         745,797       1,288,391       1,253         1,353,080            9,813
Unit value                            $  15.23     $     17.00     $     15.90     $ 15.81       $     16.21         $  16.08
Shares                                  65,790         751,769       1,301,266       1,260         1,369,517            9,862
Cost                                  $848,811     $11,935,634     $19,252,029     $19,569       $20,827,614         $147,135

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                      STATEMENTS OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2010

                                                                       Disciplined
                                     Core Strategy   Core Strategy   Diversification   DWS Equity   Equity-Income   Equity-Income
                                       Series II       Series NAV       Series II      500 Index       Series I       Series II
                                     -------------   -------------   ---------------   ----------   -------------   -------------
TOTAL ASSETS
Investments at fair value             $56,653,449       $471,587        $8,972,381     $4,243,191    $29,279,973     $24,674,763
                                      ===========       ========        ==========     ==========    ===========     ===========
NET ASSETS
Contracts in accumulation             $56,653,449       $471,587        $8,972,381     $4,243,191    $29,258,560     $24,674,763
Contracts in payout (annuitization)            --             --                --             --         21,413              --
                                      -----------       --------        ----------     ----------    -----------     -----------
Total net assets                      $56,653,449       $471,587        $8,972,381     $4,243,191    $29,279,973     $24,674,763
                                      ===========       ========        ==========     ==========    ===========     ===========
Units outstanding                       4,192,363         29,704           703,845        216,100      1,009,386       1,619,885
Unit value                            $     13.51       $  15.88        $    12.75     $    19.64    $     29.01     $     15.23
Shares                                  4,460,902         37,221           727,687        322,676      2,111,029       1,782,859
Cost                                  $53,720,326       $408,873        $6,818,990     $4,187,287    $32,068,669     $26,492,205

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                      STATEMENTS OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2010

                                     Financial   Financial    Founding   Fundamental  Fundamental
                                      Services   Services    Allocation     Value        Value     Global Bond
                                      Series I   Series II   Series II     Series I    Series II     Series I
                                     ---------  ----------  -----------  -----------  -----------  -----------
TOTAL ASSETS
Investments at fair value             $843,150  $4,735,385  $93,003,433  $29,715,275  $38,467,246   $3,817,486
                                      ========  ==========  ===========  ===========  ===========   ==========
NET ASSETS
Contracts in accumulation             $843,150  $4,735,385  $93,003,433  $29,702,399  $38,467,246   $3,817,486
Contracts in payout (annuitization)         --          --           --       12,876           --           --
                                      --------  ----------  -----------  -----------  -----------   ----------
Total net assets                      $843,150  $4,735,385  $93,003,433  $29,715,275  $38,467,246   $3,817,486
                                      ========  ==========  ===========  ===========  ===========   ==========
Units outstanding                       63,011     337,796    8,710,530    2,046,036    2,527,288      130,685
Unit value                            $  13.38  $    14.02  $     10.68  $     14.52  $     15.22   $    29.21
Shares                                  71,212     401,644    9,328,328    2,076,539    2,691,900      295,471
Cost                                  $737,035  $4,536,173  $96,227,081  $21,789,513  $36,157,274   $3,787,315

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                      STATEMENTS OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2010

                                     Global Bond  Global Trust  Global Trust  Health Sciences  Health Sciences  High Income
                                       Series II     Series I     Series II       Series I        Series II      Series II
                                     -----------  ------------  ------------  ---------------  ---------------  -----------
TOTAL ASSETS
Investments at fair value            $18,637,399   $9,355,713    $5,009,225      $2,017,251       $6,838,296    $1,162,727
                                     ===========   ==========    ==========      ==========       ==========    ==========
NET ASSETS
Contracts in accumulation            $18,637,399   $9,347,880    $5,009,225      $2,017,251       $6,838,296    $1,162,727
Contracts in payout (annuitization)           --        7,833            --              --               --            --
                                     -----------   ----------    ----------      ----------       ----------    ----------
Total net assets                     $18,637,399   $9,355,713    $5,009,225      $2,017,251       $6,838,296    $1,162,727
                                     ===========   ==========    ==========      ==========       ==========    ==========
Units outstanding                        937,014      361,316       329,717          99,428          320,261        92,392
Unit value                           $     19.89   $    25.89    $    15.19      $    20.29       $    21.35    $    12.58
Shares                                 1,451,511      646,113       346,899         129,727          449,002       162,166
Cost                                 $18,779,379   $9,407,292    $5,980,686      $1,782,047       $6,045,788    $1,448,491

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                      STATEMENTS OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2010

                                                                                             International   International
                                     High Yield  High Yield  International   International  Equity Index A   Equity Index A
                                      Series I    Series II  Core Series I  Core Series II  Trust Series I  Trust Series II
                                     ----------  ----------  -------------  --------------  --------------  ---------------
TOTAL ASSETS
Investments at fair value            $3,254,178  $7,613,577    $2,106,797     $1,799,690      $2,206,181      $5,687,639
                                     ==========  ==========    ==========     ==========      ==========      ==========
NET ASSETS
Contracts in accumulation            $3,246,408  $7,611,723    $2,100,837     $1,799,690      $2,205,608      $5,687,639
Contracts in payout (annuitization)       7,770       1,854         5,960             --             573              --
                                     ----------  ----------    ----------     ----------      ----------      ----------
Total net assets                     $3,254,178  $7,613,577    $2,106,797     $1,799,690      $2,206,181      $5,687,639
                                     ==========  ==========    ==========     ==========      ==========      ==========
Units outstanding                       175,856     385,269       150,783        111,847         115,358         307,086
Unit value                           $    18.50  $    19.76    $    13.97     $    16.09      $    19.12      $    18.52
Shares                                  547,841   1,264,714       215,639        182,710         199,302         513,325
Cost                                 $4,036,074  $9,453,167    $2,646,809     $2,119,613      $2,668,819      $6,722,143

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                      STATEMENTS OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2010

                                     International   International   International   International   International   International
                                      Equity Index   Opportunities   Small Company   Small Company       Value           Value
                                       Series NAV      Series II        Series I       Series II        Series I       Series II
                                     -------------   -------------   -------------   -------------   -------------   -------------
TOTAL ASSETS
Investments at fair value              $2,866,085      $3,619,551      $3,023,843      $5,826,290      $7,726,084     $15,513,374
                                       ==========      ==========      ==========      ==========      ==========     ===========
NET ASSETS
Contracts in accumulation              $2,866,085      $3,619,551      $3,023,149      $5,826,290      $7,723,996     $15,513,374
Contracts in payout (annuitization)            --              --             694              --           2,088              --
                                       ----------      ----------      ----------      ----------      ----------     -----------
Total net assets                       $2,866,085      $3,619,551      $3,023,843      $5,826,290      $7,726,084     $15,513,374
                                       ==========      ==========      ==========      ==========      ==========     ===========
Units outstanding                         265,456         234,291         203,803         394,175         440,077         798,580
Unit value                             $    10.80      $    15.45      $    14.84      $    14.78      $    17.56     $     19.43
Shares                                    179,918         286,584         287,985         554,885         638,519       1,284,219
Cost                                   $3,206,996      $3,516,581      $2,598,718      $5,014,121      $9,518,884     $18,911,655

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                      STATEMENTS OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2010

                                      Investment     Investment
                                     Quality Bond   Quality Bond    Large Cap     Large Cap      Large Cap        Large Cap
                                       Series I       Series II      Series I     Series II   Value Series I   Value Series II
                                     ------------   ------------   -----------   ----------   --------------   ---------------
TOTAL ASSETS
Investments at fair value             $6,614,026     $26,939,091   $11,493,103   $1,160,245     $  926,415        $4,615,110
                                      ==========     ===========   ===========   ==========     ==========        ==========
NET ASSETS
Contracts in accumulation             $6,598,478     $26,939,091   $11,493,103   $1,160,245     $  926,415        $4,615,110
Contracts in payout (annuitization)       15,548              --            --           --             --                --
                                      ----------     -----------   -----------   ----------     ----------        ----------
Total net assets                      $6,614,026     $26,939,091   $11,493,103   $1,160,245     $  926,415        $4,615,110
                                      ==========     ===========   ===========   ==========     ==========        ==========
Units outstanding                        262,376       1,566,059       859,641       87,817         49,718           249,351
Unit value                            $    25.21     $     17.20   $     13.37   $    13.21     $    18.63        $    18.51
Shares                                   585,308       2,381,883       929,863       94,099         55,741           278,354
Cost                                  $6,558,969     $26,754,288   $14,289,526   $1,346,515     $1,108,120        $5,534,902

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                      STATEMENTS OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2010

                                      Lifestyle    Lifestyle     Lifestyle      Lifestyle       Lifestyle      Lifestyle
                                     Aggressive    Aggressive     Balanced       Balanced     Conservative   Conservative
                                      Series I     Series II      Series I      Series II       Series I       Series II
                                     ----------   -----------   -----------   -------------   ------------   ------------
TOTAL ASSETS
Investments at fair value            $2,562,023   $34,935,351   $26,553,787    $910,708,888    $11,142,048   $229,081,633
                                     ==========   ===========   ===========    ============    ===========   ============
NET ASSETS
Contracts in accumulation            $2,562,023   $34,935,351   $26,532,426    $910,461,533    $11,142,048   $229,081,633
Contracts in payout (annuitization)          --            --        21,361         247,355             --             --
                                     ----------   -----------   -----------    ------------    -----------   ------------
Total net assets                     $2,562,023   $34,935,351   $26,553,787    $910,708,888    $11,142,048   $229,081,633
                                     ==========   ===========   ===========    ============    ===========   ============
Units outstanding                       162,469     2,052,754     1,410,143      56,894,217        547,415     13,932,363
Unit value                           $    15.77   $     17.02   $     18.83    $      16.01    $     20.35   $      16.44
Shares                                  306,829     4,193,920     2,261,822      77,904,952        886,400     18,311,881
Cost                                 $2,618,461   $37,635,172   $26,332,394    $938,299,476    $10,373,890   $211,078,622

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                      STATEMENTS OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2010

                                      Lifestyle       Lifestyle      Lifestyle      Lifestyle
                                        Growth         Growth         Moderate      Moderate     Mid Cap Index   Mid Cap Index
                                       Series I       Series II       Series I      Series II      Series I       Series II
                                     -----------   --------------   -----------   ------------   -------------   -------------
TOTAL ASSETS
Investments at fair value            $17,871,210   $  981,607,196   $13,479,556   $324,398,052     $1,920,821     $11,969,026
                                     ===========   ==============   ===========   ============     ==========     ===========
NET ASSETS
Contracts in accumulation            $17,871,210   $  981,435,127   $13,479,556   $324,398,052     $1,920,821     $11,969,026
Contracts in payout (annuitization)           --          172,069            --             --             --              --
                                     -----------   --------------   -----------   ------------     ----------     -----------
Total net assets                     $17,871,210   $  981,607,196   $13,479,556   $324,398,052     $1,920,821     $11,969,026
                                     ===========   ==============   ===========   ============     ==========     ===========
Units outstanding                      1,039,719       63,086,541       695,933     20,211,324         89,699         620,385
Unit value                           $     17.19   $        15.56   $     19.37   $      16.05     $    21.41     $     19.29
Shares                                 1,564,905       86,105,894     1,122,361     27,123,583        108,276         676,216
Cost                                 $18,825,003   $1,046,133,535   $13,267,170   $310,770,316     $1,694,818     $10,711,425

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                      STATEMENTS OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2010

                                     Mid Cap Stock   Mid Cap Stock    Mid Value    Mid Value    Money Market   Money Market
                                        Series I      Series II       Series I     Series II      Series I       Series II
                                     -------------   -------------   ----------   -----------   ------------   ------------
TOTAL ASSETS
Investments at fair value             $10,302,151     $17,115,088    $4,084,783   $12,804,101    $10,277,716    $58,457,292
                                      ===========     ===========    ==========   ===========    ===========    ===========
NET ASSETS
Contracts in accumulation             $10,302,151     $17,115,088    $4,071,897   $12,804,101    $10,262,601    $58,457,292
Contracts in payout (annuitization)            --              --        12,886            --         15,115             --
                                      -----------     -----------    ----------   -----------    -----------    -----------
Total net assets                      $10,302,151     $17,115,088    $4,084,783   $12,804,101    $10,277,716    $58,457,292
                                      ===========     ===========    ==========   ===========    ===========    ===========
Units outstanding                         591,585         813,035       237,261       747,969        641,917      4,659,224
Unit value                            $     17.41     $     21.05    $    17.22   $     17.12    $     16.01    $     12.55
Shares                                    729,098       1,236,639       367,336     1,151,448     10,277,717     58,457,292
Cost                                  $10,752,971     $17,516,938    $2,732,400   $ 8,624,136    $10,277,717    $58,457,292

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                      STATEMENTS OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2010

                                         Money                        Natural
                                     Market Trust   Mutual Shares    Resources    Optimized All   Optimized Value
                                     B Series NAV      Series I      Series II    Cap Series II      Series II      PIMCO All Asset
                                     ------------   -------------   -----------   -------------   ---------------   ---------------
TOTAL ASSETS
Investments at fair value             $4,416,639       $431,547     $15,562,436     $7,484,420       $2,249,184        $3,452,509
                                      ==========       ========     ===========     ==========       ==========        ==========
NET ASSETS
Contracts in accumulation             $4,416,639       $431,547     $15,562,436     $7,484,420       $2,249,184        $3,452,509
Contracts in payout (annuitization)           --             --              --             --               --                --
                                      ----------       --------     -----------     ----------       ----------        ----------
Total net assets                      $4,416,639       $431,547     $15,562,436     $7,484,420       $2,249,184        $3,452,509
                                      ==========       ========     ===========     ==========       ==========        ==========
Units outstanding                        354,292         36,991         436,135        423,707          164,831           200,424
Unit value                            $    12.47       $  11.67     $     35.68     $    17.66       $    13.65        $    17.23
Shares                                 4,416,639         43,856       1,233,157        581,089          227,190           312,162
Cost                                  $4,416,639       $406,239     $11,439,548     $9,256,037       $3,006,393        $3,398,145

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                      STATEMENTS OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2010

                                     Real Estate  Real Estate  Real Return   Science &   Science &     Short Term
                                      Securities   Securities     Bond      Technology  Technology     Government
                                       Series I    Series II    Series II    Series I    Series II  Income Series I
                                     -----------  -----------  -----------  ----------  ----------  ---------------
TOTAL ASSETS
Investments at fair value             $3,087,127  $10,202,032  $ 9,311,869  $8,333,390  $6,815,469    $10,263,448
                                      ==========  ===========  ===========  ==========  ==========    ===========
NET ASSETS
Contracts in accumulation             $3,083,851  $10,202,032  $ 9,311,869  $8,307,874  $6,815,469    $10,263,448
Contracts in payout (annuitization)        3,276           --           --      25,516          --             --
                                      ----------  -----------  -----------  ----------  ----------    -----------
Total net assets                      $3,087,127  $10,202,032  $ 9,311,869  $8,333,390  $6,815,469    $10,263,448
                                      ==========  ===========  ===========  ==========  ==========    ===========
Units outstanding                        101,289      432,280      572,059     649,939     385,284        814,226
Unit value                            $    30.48  $     23.60  $     16.28  $    12.82  $    17.69    $     12.61
Shares                                   271,515      895,701      812,554     492,808     408,601        794,385
Cost                                  $3,153,145  $ 9,163,269  $10,089,704  $5,862,601  $5,146,505    $10,235,754

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                      STATEMENTS OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2010

                                        Short Term       Small Cap  Small Cap   Small Cap    Small Cap      Small Cap
                                     Government Income    Growth      Index       Index    Opportunities  Opportunities
                                         Series II       Series II   Series I   Series II     Series I      Series II
                                     -----------------  ----------  ---------  ----------  -------------  -------------
TOTAL ASSETS
Investments at fair value               $11,557,501     $2,591,582   $732,141  $8,567,580    $1,864,355     $5,378,218
                                        ===========     ==========   ========  ==========    ==========     ==========
NET ASSETS:
Contracts in accumulation               $11,557,501     $2,591,582   $732,141  $8,558,844    $1,864,355     $5,378,218
Contracts in payout (annuitization)              --             --         --       8,736            --             --
                                        -----------     ----------   --------  ----------    ----------     ----------
Total net assets                        $11,557,501     $2,591,582   $732,141  $8,567,580    $1,864,355     $5,378,218
                                        ===========     ==========   ========  ==========    ==========     ==========
Units outstanding                           918,610        148,482     42,319     477,159        86,350        258,126
Unit value                              $     12.58     $    17.45   $  17.30  $    17.96    $    21.59     $    20.84
Shares                                      893,851        259,677     52,258     613,284        95,217        276,657
Cost                                    $11,550,207     $2,035,034   $707,021  $8,863,821    $1,722,016     $4,981,292

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                      STATEMENTS OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2010

                                      Small Cap  Small Company  Small Company  Smaller Company  Smaller Company  Strategic Income
                                       Value         Value          Value           Growth           Growth        Opportunities
                                      Series II     Series I      Series II        Series I         Series II         Series I
                                     ----------  -------------  -------------  ---------------  ---------------  ----------------
TOTAL ASSETS
Investments at fair value            $3,697,409    $4,530,268    $12,957,174      $2,651,467       $3,213,522       $7,358,982
                                     ==========    ==========    ===========      ==========       ==========       ==========
NET ASSETS:
Contracts in accumulation            $3,697,409    $4,530,268    $12,957,174      $2,651,467       $3,213,522       $7,358,982
Contracts in payout (annuitization)          --            --             --              --               --               --
                                     ----------    ----------    -----------      ----------       ----------       ----------
Total net assets                     $3,697,409    $4,530,268    $12,957,174      $2,651,467       $3,213,522       $7,358,982
                                     ==========    ==========    ===========      ==========       ==========       ==========
Units outstanding                       212,689       179,148        643,617         163,910          199,274          400,195
Unit value                           $    17.38    $    25.29    $     20.13      $    16.18       $    16.13       $    18.39
Shares                                  196,045       265,393        765,338         150,737          183,107          525,642
Cost                                 $3,004,714    $4,588,776    $13,336,723      $2,110,252       $2,537,393       $7,761,170

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                      STATEMENTS OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2010

                                     Strategic Income    Total Bond      Total Bond                                  Total Stock
                                       Opportunities   Market Trust A  Market Trust A  Total Return   Total Return  Market Index
                                         Series II        Series II      Series NAV      Series I      Series II      Series I
                                     ----------------  --------------  --------------  -------------  ------------  ------------
TOTAL ASSETS
Investments at fair value               $12,429,624      $1,348,037       $660,921      $18,678,850    $35,301,614    $496,079
                                        ===========      ==========       ========      ===========    ===========    ========
NET ASSETS:
Contracts in accumulation               $12,423,690      $1,348,037       $660,921      $18,649,227    $35,292,264    $496,079
Contracts in payout (annuitization)           5,934              --             --           29,623          9,350          --
                                        -----------      ----------       --------      -----------    -----------    --------
Total net assets                        $12,429,624      $1,348,037       $660,921      $18,678,850    $35,301,614    $496,079
                                        ===========      ==========       ========      ===========    ===========    ========
Units outstanding                           686,997         102,841         48,571          868,495      1,928,887      41,604
Unit value                              $     18.09      $    13.11       $  13.61      $     21.51    $     18.30    $  11.92
Shares                                      886,564          97,542         47,893        1,292,654      2,444,710      42,364
Cost                                    $12,942,951      $1,376,068       $667,249      $17,861,297    $33,783,968    $492,502

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                      STATEMENTS OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2010

                                      Total Stock  Ultra Short
                                     Market Index   Term Bond    Utilities   Utilities
                                       Series II    Series II    Series I    Series II  Value Series I  Value Series II
                                     ------------  -----------  ----------  ----------  --------------  ---------------
TOTAL ASSETS
Investments at fair value             $8,253,083    $1,010,235  $2,093,451  $5,250,537    $4,974,132       $3,771,557
                                      ==========    ==========  ==========  ==========    ==========       ==========
NET ASSETS:
Contracts in accumulation             $8,253,083    $1,010,235  $2,093,451  $5,250,537    $4,971,180       $3,771,557
Contracts in payout (annuitization)           --            --          --          --         2,952               --
                                      ----------    ----------  ----------  ----------    ----------       ----------
Total net assets                      $8,253,083    $1,010,235  $2,093,451  $5,250,537    $4,974,132       $3,771,557
                                      ==========    ==========  ==========  ==========    ==========       ==========
Units outstanding                        528,320        81,420     107,466     178,376       180,985          201,675
Unit value                            $    15.62    $    12.41  $    19.48  $    29.44    $    27.48       $    18.70
Shares                                   706,600        81,734     180,160     455,380       299,466          227,751
Cost                                  $8,373,494    $1,019,224  $2,009,512  $5,535,877    $5,393,443       $3,808,037

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENTS OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                  500 Index Fund B
                                     Series NAV            500 Index Series I         500 Index Series II
                              -----------------------   ------------------------   -------------------------
                                 2010         2009         2010         2009           2010          2009
                              ----------   ----------   ----------   -----------   -----------   -----------
Income:
   Dividend distributions
      received                $  105,318   $  117,831   $   34,615   $    42,396   $   120,064   $   134,865
Expenses:
   Mortality and expense
      risk and
      administrative charges     (93,078)     (81,635)     (40,244)      (44,058)     (157,578)     (142,811)
                              ----------   ----------   ----------   -----------   -----------   -----------
Net investment income (loss)      12,240       36,196       (5,629)       (1,662)      (37,514)       (7,946)
                              ----------   ----------   ----------   -----------   -----------   -----------
Realized gains (losses) on
   investments:
   Capital gain
      distributions received          --           --           --            --            --            --
   Net realized gain (loss)     (233,355)    (285,052)    (118,783)     (653,997)     (296,976)     (930,425)
                              ----------   ----------   ----------   -----------   -----------   -----------
Realized gains (losses)         (233,355)    (285,052)    (118,783)     (653,997)     (296,976)     (930,425)
                              ----------   ----------   ----------   -----------   -----------   -----------
Unrealized appreciation
   (depreciation) during the
   period                        972,425    1,450,342      434,632     1,160,457     1,538,024     2,848,187
                              ----------   ----------   ----------   -----------   -----------   -----------
Net increase (decrease) in
   contract owners' equity
   from operations               751,310    1,201,486      310,220       504,798     1,203,534     1,909,816
                              ----------   ----------   ----------   -----------   -----------   -----------
Changes from principal
   transactions:
   Purchase payments              41,392       32,969       20,179         2,064        62,317        72,151
   Transfers between
      sub-accounts and the
      company                   (121,929)     (57,444)     (93,910)     (801,898)       98,440      (380,036)
   Withdrawals                  (319,626)    (161,172)    (355,795)     (512,763)     (893,181)     (880,875)
   Annual contract fee           (33,741)     (35,858)      (2,384)       (2,625)      (37,685)      (37,140)
                              ----------   ----------   ----------   -----------   -----------   -----------
Net increase (decrease) in
   contract owners' equity
   from principal
   transactions                 (433,904)    (221,505)    (431,910)   (1,315,222)     (770,109)   (1,225,900)
                              ----------   ----------   ----------   -----------   -----------   -----------
Total increase (decrease) in
   contract owners' equity       317,406      979,981     (121,690)     (810,424)      433,425       683,916
Contract owners' equity at
   beginning of period         6,043,437    5,063,456    2,707,869     3,518,293    10,214,567     9,530,651
                              ----------   ----------   ----------   -----------   -----------   -----------
Contract owners' equity at
   end of period              $6,360,843   $6,043,437   $2,586,179   $ 2,707,869   $10,647,992   $10,214,567
                              ==========   ==========   ==========   ===========   ===========   ===========

                                 2010         2009         2010          2009          2010          2009
                              ----------   ----------   ----------   -----------   -----------   -----------
Units, beginning of period       641,987      669,110      288,558       463,723       810,761       939,686
Units issued                      22,517       21,896       16,108         7,364        60,268        84,744
Units redeemed                    67,056       49,019       60,330       182,529       121,274       213,669
                              ----------   ----------   ----------   -----------   -----------   -----------
Units, end of period             597,448      641,987      244,336       288,558       749,755       810,761
                              ==========   ==========   ==========   ===========   ===========   ===========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENTS OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                500 Index Trust
                                   Series NAV        Active Bond Series I      Active Bond Series II
                              -------------------  ------------------------  -------------------------
                                2010       2009       2010          2009         2010          2009
                              --------   --------  -----------   ----------  -----------   -----------
Income:
   Dividend distributions
      received                $ 12,054   $  2,479  $   306,751   $  328,935  $ 3,244,956   $ 3,032,454
Expenses:
   Mortality and expense
      risk and
      administrative charges    (5,001)      (494)     (68,937)     (75,154)    (750,297)     (674,608)
                              --------   --------  -----------   ----------  -----------   -----------
Net investment income (loss)     7,053      1,985      237,814      253,781    2,494,659     2,357,846
                              --------   --------  -----------   ----------  -----------   -----------
Realized gains (losses) on
   investments:
   Capital gain
      distributions received        --         --           --           --           --            --
   Net realized gain (loss)     11,276        728       22,331     (116,704)     147,195      (869,285)
                              --------   --------  -----------   ----------  -----------   -----------
Realized gains (losses)         11,276        728       22,331     (116,704)     147,195      (869,285)
                              --------   --------  -----------   ----------  -----------   -----------
Unrealized appreciation
   (depreciation) during the
   period                       78,299      9,929      247,186      841,829    2,544,305     6,909,620
                              --------   --------  -----------   ----------  -----------   -----------
Net increase (decrease) in
   contract owners' equity
   from operations              96,628     12,642      507,331      978,906    5,186,159     8,398,181
                              --------   --------  -----------   ----------  -----------   -----------
Changes from principal
   transactions:
   Purchase payments           554,582    186,357          300          824      303,416       204,240
   Transfers between
      sub-accounts and the
      company                  115,661     35,960      103,179      (11,673)    (455,973)    1,472,435
   Withdrawals                 (12,490)        95   (1,309,796)    (922,736)  (3,976,577)   (2,731,538)
   Annual contract fee         (23,531)    (7,491)      (2,823)      (3,362)    (171,135)     (177,702)
                              --------   --------  -----------   ----------  -----------   -----------
Net increase (decrease) in
   contract owners' equity
   from principal
   transactions                634,222    214,921   (1,209,140)    (936,947)  (4,300,269)   (1,232,565)
                              --------   --------  -----------   ----------  -----------   -----------
Total increase (decrease) in
   contract owners' equity     730,850    227,563     (701,809)      41,959      885,890     7,165,616
Contract owners' equity at
   beginning of period         227,563         --    4,800,752    4,758,793   46,780,209    39,614,593
                              --------   --------  -----------   ----------  -----------   -----------
Contract owners' equity at
   end of period              $958,413   $227,563  $ 4,098,943   $4,800,752  $47,666,099   $46,780,209
                              ========   ========  ===========   ==========  ===========   ===========

                                2010       2009        2010         2009         2010          2009
                              --------   --------  -----------   ----------  -----------   -----------
Units, beginning of period      14,732         --      335,545      408,746    3,309,048     3,429,685
Units issued                    44,293     15,071       15,218        9,403      300,127       334,547
Units redeemed                   4,380        339       95,303       82,604      595,764       455,184
                              --------   --------  -----------   ----------  -----------   -----------
Units, end of period            54,645     14,732      255,460      335,545    3,013,411     3,309,048
                              ========   ========  ===========   ==========  ===========   ===========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENTS OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                               All Cap Core Series I    All Cap Core Series II   All Cap Growth Series I
                              -----------------------  -----------------------  -------------------------
                                 2010         2009        2010         2009         2010          2009
                              ----------   ----------  ----------   ----------  -----------   -----------
Income:
   Dividend distributions
      received                $   34,593   $   54,566  $    8,690   $   13,355  $    12,636   $    41,013
Expenses:
   Mortality and expense
      risk and
      administrative charges     (51,034)     (50,136)    (16,791)     (15,254)     (29,484)      (85,490)
                              ----------   ----------  ----------   ----------  -----------   -----------
Net investment income (loss)     (16,441)       4,430      (8,101)      (1,899)     (16,848)      (44,477)
                              ----------   ----------  ----------   ----------  -----------   -----------
Realized gains (losses) on
   investments:
   Capital gain
      distributions received          --           --          --           --           --            --
   Net realized gain (loss)      103,202     (175,510)    (19,194)     (51,977)     131,976      (369,565)
                              ----------   ----------  ----------   ----------  -----------   -----------
Realized gains (losses)          103,202     (175,510)    (19,194)     (51,977)     131,976      (369,565)
                              ----------   ----------  ----------   ----------  -----------   -----------
Unrealized appreciation
   (depreciation) during the
   period                        279,796      986,089     138,557      279,910      133,905     1,418,639
                              ----------   ----------  ----------   ----------  -----------   -----------
Net increase (decrease) in
   contract owners' equity
   from operations               366,557      815,009     111,262      226,034      249,033     1,004,597
                              ----------   ----------  ----------   ----------  -----------   -----------
Changes from principal
   transactions:
   Purchase payments               7,920        3,953       9,395        4,681       16,601        32,444
   Transfers between
      sub-accounts and the
      company                    (87,651)    (205,064)    (10,020)     (69,826)  (6,291,458)     (352,176)
   Withdrawals                  (615,384)    (354,387)    (73,077)     (20,089)    (197,419)     (735,121)
   Annual contract fee            (3,010)      (3,604)     (5,365)      (5,684)      (1,888)       (7,049)
                              ----------   ----------  ----------   ----------  -----------   -----------
Net increase (decrease) in
   contract owners' equity
   from principal
   transactions                 (698,125)    (559,102)    (79,067)     (90,918)  (6,474,164)   (1,061,902)
                              ----------   ----------  ----------   ----------  -----------   -----------
Total increase (decrease) in
   contract owners' equity      (331,568)     255,907      32,195      135,116   (6,225,131)      (57,305)
Contract owners' equity at
   beginning of period         3,792,248    3,536,341   1,083,436      948,320    6,225,131     6,282,436
                              ----------   ----------  ----------   ----------  -----------   -----------
Contract owners' equity at
   end of period              $3,460,680   $3,792,248  $1,115,631   $1,083,436  $        --   $ 6,225,131
                              ==========   ==========  ==========   ==========  ===========   ===========

                                 2010         2009        2010         2009         2010          2009
                              ----------   ----------  ----------   ----------  -----------   -----------
Units, beginning of period       283,207      330,382      77,751       85,829      493,030       603,763
Units issued                       1,958        4,054       1,532        1,144        1,340        12,225
Units redeemed                    62,433       51,229       7,192        9,222      494,370       122,958
                              ----------   ----------  ----------   ----------  -----------   -----------
Units, end of period             222,732      283,207      72,091       77,751           --       493,030
                              ==========   ==========  ==========   ==========  ===========   ===========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENTS OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                              All Cap Growth Series II   All Cap Value Series I   All Cap Value Series II
                              ------------------------  -----------------------  ------------------------
                                  2010         2009        2010         2009        2010          2009
                              -----------   ----------  ----------   ----------  ----------   -----------
Income:
   Dividend distributions
      received                $     2,001   $    8,711  $    5,980   $    8,521  $    7,182   $    13,286
Expenses:
   Mortality and expense
      risk and
      administrative charges       (9,637)     (26,128)    (27,298)     (26,460)    (75,227)      (68,649)
                              -----------   ----------  ----------   ----------  ----------   -----------
Net investment income (loss)       (7,636)     (17,417)    (21,318)     (17,939)    (68,045)      (55,363)
                              -----------   ----------  ----------   ----------  ----------   -----------
Realized gains (losses) on
   investments:
   Capital gain
      distributions received           --           --          --           --          --            --
   Net realized gain (loss)      (221,136)     (47,049)   (217,101)    (479,285)   (481,062)   (1,048,934)
                              -----------   ----------  ----------   ----------  ----------   -----------
Realized gains (losses)          (221,136)     (47,049)   (217,101)    (479,285)   (481,062)   (1,048,934)
                              -----------   ----------  ----------   ----------  ----------   -----------
Unrealized appreciation
   (depreciation) during the
   period                         303,275      360,925     490,140      828,560   1,274,706     2,039,813
                              -----------   ----------  ----------   ----------  ----------   -----------
Net increase (decrease) in
   contract owners' equity
   from operations                 74,503      296,459     251,721      331,336     725,599       935,516
                              -----------   ----------  ----------   ----------  ----------   -----------
Changes from principal
   transactions:
   Purchase payments                  136        8,663         924        1,038      78,396        29,783
   Transfers between
      sub-accounts and the
      company                  (1,894,371)      38,884    (116,509)     (99,302)   (110,692)     (189,672)
   Withdrawals                    (65,469)    (114,359)   (216,505)    (113,226)   (415,266)     (436,608)
   Annual contract fee             (2,332)      (6,603)     (1,504)      (1,774)    (15,644)      (17,287)
                              -----------   ----------  ----------   ----------  ----------   -----------
Net increase (decrease) in
   contract owners' equity
   from principal
   transactions                (1,962,036)     (73,415)   (333,594)    (213,264)   (463,206)     (613,784)
                              -----------   ----------  ----------   ----------  ----------   -----------
Total increase (decrease) in
   contract owners' equity     (1,887,533)     223,044     (81,873)     118,072     262,393       321,732
Contract owners' equity at
   beginning of period          1,887,533    1,664,489   1,806,661    1,688,589   4,735,349     4,413,617
                              -----------   ----------  ----------   ----------  ----------   -----------
Contract owners' equity at
   end of period              $        --   $1,887,533  $1,724,788   $1,806,661  $4,997,742   $ 4,735,349
                              ===========   ==========  ==========   ==========  ==========   ===========

                                  2010         2009        2010         2009        2010          2009
                              -----------   ----------  ----------   ----------  ----------   -----------
Units, beginning of period        170,832      179,605     121,385      141,423     299,688       347,725
Units issued                        2,962        7,113       1,084        6,230      12,618         7,566
Units redeemed                    173,794       15,886      23,135       26,268      40,298        55,603
                              -----------   ----------  ----------   ----------  ----------   -----------
Units, end of period                   --      170,832      99,334      121,385     272,008       299,688
                              ===========   ==========  ==========   ==========  ==========   ===========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENTS OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                   American Asset              American Asset            American Blue-Chip
                                Allocation Series I         Allocation Series II     Income & Growth Series II
                              ------------------------  ---------------------------  -------------------------
                                 2010          2009         2010           2009          2010          2009
                              -----------   ----------  ------------   ------------  -----------   -----------
Income:
   Dividend distributions
      received                $   125,098   $  174,513  $  1,478,405   $  1,689,940  $   104,336   $   125,992
Expenses:
   Mortality and expense
      risk and
      administrative charges     (128,065)     (93,530)   (1,550,407)    (1,283,514)    (145,990)     (144,361)
                              -----------   ----------  ------------   ------------  -----------   -----------
Net investment income (loss)       (2,967)      80,983       (72,002)       406,426      (41,654)      (18,369)
                              -----------   ----------  ------------   ------------  -----------   -----------
Realized gains (losses) on
   investments:
   Capital gain
      distributions received        3,126           --        37,605      1,907,483           --       663,650
   Net realized gain (loss)       500,619      141,758    (2,165,340)    (3,171,962)    (965,347)   (1,506,138)
                              -----------   ----------  ------------   ------------  -----------   -----------
Realized gains (losses)           503,745      141,758    (2,127,735)    (1,264,479)    (965,347)     (842,488)
                              -----------   ----------  ------------   ------------  -----------   -----------
Unrealized appreciation
   (depreciation) during the
   period                         319,058    1,484,273    12,238,742     18,800,730    1,874,262     2,956,646
                              -----------   ----------  ------------   ------------  -----------   -----------
Net increase (decrease) in
   contract owners' equity
   from operations                819,836    1,707,014    10,039,005     17,942,677      867,261     2,095,789
                              -----------   ----------  ------------   ------------  -----------   -----------
Changes from principal
   transactions:
   Purchase payments               23,328       14,726     1,975,790      9,905,588       67,466        49,166
   Transfers between
      sub-accounts and the
      company                    (244,059)   7,805,250    (1,764,611)    16,140,995     (523,530)     (984,415)
   Withdrawals                 (2,059,425)     212,227    (3,481,384)    (2,871,758)    (888,313)     (582,847)
   Annual contract fee             (6,446)      (4,349)     (618,942)      (479,515)     (32,814)      (37,081)
                              -----------   ----------  ------------   ------------  -----------   -----------
Net increase (decrease) in
   contract owners' equity
   from principal
   transactions                (2,286,602)   8,027,854    (3,889,147)    22,695,310   (1,377,191)   (1,555,177)
                              -----------   ----------  ------------   ------------  -----------   -----------
Total increase (decrease) in
   contract owners' equity     (1,466,766)   9,734,868     6,149,858     40,637,987     (509,930)      540,612
Contract owners' equity at
   beginning of period          9,734,868           --   101,400,617     60,762,630    9,945,399     9,404,787
                              -----------   ----------  ------------   ------------  -----------   -----------
Contract owners' equity at
   end of period              $ 8,268,102   $9,734,868  $107,550,475   $101,400,617  $ 9,435,469   $ 9,945,399
                              ===========   ==========  ============   ============  ===========   ===========

                                 2010         2009          2010           2009         2010          2009
                              -----------   ----------  ------------   ------------  -----------   -----------
Units, beginning of period        924,283           --     9,657,714      7,028,589      645,237       763,674
Units issued                       40,319    1,060,512       296,640      3,331,381       28,199        26,578
Units redeemed                    253,771      136,229       663,155        702,256      117,412       145,015
                              -----------   ----------  ------------   ------------  -----------   -----------
Units, end of period              710,831      924,283     9,291,199      9,657,714      556,024       645,237
                              ===========   ==========  ============   ============  ===========   ===========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENTS OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                              American Blue-Chip
                                Income & Growth                                  American Bond
                                  Series III       American Bond Series II       Series III
                              ------------------  -------------------------  -------------------
                                2010       2009       2010          2009       2010       2009
                              --------   -------  -----------   -----------  --------   --------
Income:
   Dividend distributions
      received                $  5,821   $ 1,557  $ 2,171,143   $ 2,183,158  $ 15,058   $  3,750
Expenses:
   Mortality and expense
      risk and
      administrative charges    (1,912)     (196)  (1,442,690)   (1,320,258)   (2,700)      (298)
                              --------   -------  -----------   -----------  --------   --------
Net investment income (loss)     3,909     1,361      728,453       862,900    12,358      3,452
                              --------   -------  -----------   -----------  --------   --------
Realized gains (losses) on
   investments:
   Capital gain
      distributions received        --        --           --            --        --         --
   Net realized gain (loss)      3,430       473   (1,319,168)   (1,789,388)    1,770         47
                              --------   -------  -----------   -----------  --------   --------
Realized gains (losses)          3,430       473   (1,319,168)   (1,789,388)    1,770         47
                              --------   -------  -----------   -----------  --------   --------
Unrealized appreciation
   (depreciation) during the
   period                       24,011     4,021    4,441,039     8,704,714    (3,769)    (1,433)
                              --------   -------  -----------   -----------  --------   --------
Net increase (decrease) in
   contract owners' equity
   from operations              31,350     5,855    3,850,324     7,778,226    10,359      2,066
                              --------   -------  -----------   -----------  --------   --------
Changes from principal
   transactions:
   Purchase payments           208,768    73,183      833,317       741,352   312,824    106,809
   Transfers between
      sub-accounts and the
      company                   47,956    13,869    1,370,069    10,638,186    98,114     29,888
   Withdrawals                  (4,482)        7   (6,129,807)   (4,646,488)   (5,114)       (18)
   Annual contract fee          (8,884)   (2,908)    (453,304)     (462,313)  (13,046)    (4,226)
                              --------   -------  -----------   -----------  --------   --------
Net increase (decrease) in
   contract owners' equity
   from principal
   transactions                243,358    84,151   (4,379,725)    6,270,737   392,778    132,453
                              --------   -------  -----------   -----------  --------   --------
Total increase (decrease) in
   contract owners' equity     274,708    90,006     (529,401)   14,048,963   403,137    134,519
Contract owners' equity at
   beginning of period          90,006        --   93,467,496    79,418,533   134,519         --
                              --------   -------  -----------   -----------  --------   --------
Contract owners' equity at
   end of period              $364,714   $90,006  $92,938,095   $93,467,496  $537,656   $134,519
                              ========   =======  ===========   ===========  ========   ========

                                2010       2009       2010          2009       2010       2009
                              --------   -------  -----------   -----------  --------   --------
Units, beginning of period       8,370        --    7,265,638     6,802,117    10,793         --
Units issued                    24,110     8,656      950,022     1,352,747    32,280     10,892
Units redeemed                   1,975       286    1,291,344       889,226     2,128         99
                              --------   -------  -----------   -----------  --------   --------
Units, end of period            30,505     8,370    6,924,316     7,265,638    40,945     10,793
                              ========   =======  ===========   ===========  ========   ========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENTS OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                 American Fundamental         American Global            American Global
                                  Holdings Series II     Diversification Series II       Growth Series II
                              -------------------------  -------------------------  -------------------------
                                  2010          2009         2010          2009         2010         2009
                              -----------   -----------  -----------   -----------  -----------   -----------
Income:
   Dividend distributions
      received                $ 1,076,241   $ 1,096,628  $   936,341   $   831,092  $   123,197   $   100,231
Expenses:
   Mortality and expense
      risk and
      administrative charges   (1,175,242)   (1,002,931)    (802,702)     (728,532)    (202,427)     (177,470)
                              -----------   -----------  -----------   -----------  -----------   -----------
Net investment income (loss)      (99,001)       93,697      133,639       102,560      (79,230)      (77,239)
                              -----------   -----------  -----------   -----------  -----------   -----------
Realized gains (losses) on
   investments:
   Capital gain
      distributions received           --            --           --            --           --       644,432
   Net realized gain (loss)    (1,426,305)   (1,821,754)  (1,296,631)   (2,548,271)    (569,944)   (1,331,863)
                              -----------   -----------  -----------   -----------  -----------   -----------
Realized gains (losses)        (1,426,305)   (1,821,754)  (1,296,631)   (2,548,271)    (569,944)     (687,431)
                              -----------   -----------  -----------   -----------  -----------   -----------
Unrealized appreciation
   (depreciation) during the
   period                       7,876,526    17,558,142    6,378,483    16,492,544    1,896,871     4,618,010
                              -----------   -----------  -----------   -----------  -----------   -----------
Net increase (decrease)
   in contract owners'
   equity from operations       6,351,220    15,830,085    5,215,491    14,046,833    1,247,697     3,853,340
                              -----------   -----------  -----------   -----------  -----------   -----------
Changes from principal
   transactions:
   Purchase payments            1,706,186    10,990,630      525,874     3,545,312      145,596       928,910
   Transfers between
      sub-accounts and the
      company                  (3,432,334)    8,409,288   (4,240,901)      702,303     (318,609)   (1,275,983)
   Withdrawals                 (2,580,133)   (1,946,577)  (1,525,479)     (918,858)    (432,525)     (346,970)
   Annual contract fee           (483,179)     (374,127)    (312,070)     (289,434)     (73,407)      (74,991)
                              -----------   -----------  -----------   -----------  -----------   -----------
Net increase (decrease) in
   contract owners' equity
   from principal
   transactions                (4,789,460)   17,079,214   (5,552,576)    3,039,323     (678,945)     (769,034)
                              -----------   -----------  -----------   -----------  -----------   -----------
Total increase (decrease) in
   contract owners' equity      1,561,760    32,909,299     (337,085)   17,086,156      568,752     3,084,306
Contract owners' equity at
   beginning of period         79,090,378    46,181,079   54,994,425    37,908,269   13,372,971    10,288,665
                              -----------   -----------  -----------   -----------  -----------   -----------
Contract owners' equity at
   end of period              $80,652,138   $79,090,378  $54,657,340   $54,994,425  $13,941,723   $13,372,971
                              ===========   ===========  ===========   ===========  ===========   ===========

                                  2010          2009         2010          2009         2010          2009
                              -----------   -----------  -----------   -----------  -----------   -----------
Units, beginning of period      7,421,868     5,407,548    5,088,467     4,707,054    1,203,593     1,289,271
Units issued                      202,350     2,527,690       57,681       966,445      134,468       226,060
Units redeemed                    650,607       513,370      574,200       585,032      192,214       311,738
                              -----------   -----------  -----------   -----------  -----------   -----------
Units, end of period            6,973,611     7,421,868    4,571,948     5,088,467    1,145,847     1,203,593
                              ===========   ===========  ===========   ===========  ===========   ===========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENTS OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                                        American Global
                                                             Small
                                American Global Small    Capitalization
                              Capitalization Series II     Series III      American Growth Series II
                              ------------------------  ----------------  ---------------------------
                                 2010         2009        2010     2009       2010           2009
                              ----------   -----------  -------   ------  ------------   ------------
Income:
   Dividend distributions
      received                $   53,936   $        58  $   153   $   --  $    252,241   $     94,466
Expenses:
   Mortality and expense
      risk and
      administrative charges     (74,325)      (59,085)     (80)     (31)   (2,100,364)    (1,928,286)
                              ----------   -----------  -------   ------  ------------   ------------
Net investment income (loss)     (20,389)      (59,027)      73      (31)   (1,848,123)    (1,833,820)
                              ----------   -----------  -------   ------  ------------   ------------
Realized gains (losses) on
   investments:
   Capital gain
      distributions received      15,012       424,677       31       --            --     20,388,021
   Net realized gain (loss)     (477,466)   (1,306,829)     415      119    (9,696,901)   (12,895,980)
                              ----------   -----------  -------   ------  ------------   ------------
Realized gains (losses)         (462,454)     (882,152)     446      119    (9,696,901)     7,492,041
                              ----------   -----------  -------   ------  ------------   ------------
Unrealized appreciation
   (depreciation) during the
   period                      1,381,325     2,630,810    1,436    1,272    32,357,393     32,672,255
                              ----------   -----------  -------   ------  ------------   ------------
Net increase (decrease) in
   contract owners' equity
   from operations               898,482     1,689,631    1,955    1,360    20,812,369     38,330,476
                              ----------   -----------  -------   ------  ------------   ------------
Changes from principal
   transactions:
   Purchase payments              52,168       169,832      283    6,422     1,104,341      1,289,556
   Transfers between
      sub-accounts and the
      company                   (222,473)     (140,830)    (889)   1,543    (8,200,594)   (10,552,900)
   Withdrawals                  (227,481)     (149,807)       7       23    (9,934,464)    (7,004,318)
   Annual contract fee           (25,503)      (24,230)     (93)    (307)     (571,547)      (593,321)
                              ----------   -----------  -------   ------  ------------   ------------
Net increase (decrease) in
   contract owners' equity
   from principal
   transactions                 (423,289)     (145,035)    (692)   7,681   (17,602,264)   (16,860,983)
                              ----------   -----------  -------   ------  ------------   ------------
Total increase (decrease) in
   contract owners' equity       475,193     1,544,596    1,263    9,041     3,210,105     21,469,493
Contract owners' equity at
   beginning of period         4,816,603     3,272,007    9,041       --   134,438,613    112,969,120
                              ----------   -----------  -------   ------  ------------   ------------
Contract owners' equity at
   end of period              $5,291,796   $ 4,816,603  $10,304   $9,041  $137,648,718   $134,438,613
                              ==========   ===========  =======   ======  ============   ============

                                 2010          2009       2010     2009       2010           2009
                              ----------   -----------  -------   ------  ------------   ------------
Units, beginning of period       496,793       533,124      876       --     8,519,369      9,718,275
Units issued                      99,026       128,556       72      948       354,258        310,559
Units redeemed                   141,124       164,887      126       72     1,351,097      1,509,465
                              ----------   -----------  -------   ------  ------------   ------------
Units, end of period             454,695       496,793      822      876     7,522,530      8,519,369
                              ==========   ===========  =======   ======  ============   ============

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENTS OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                American Growth     American Growth-Income       American Growth-Income
                                  Series III               Series I                     Series II
                              ------------------  --------------------------  ---------------------------
                                2010       2009      2010           2009          2010           2009
                              --------   -------  -----------   ------------  ------------   ------------
Income:
   Dividend distributions
      received                $  1,618   $   217  $    91,176   $  1,173,131  $  1,151,008   $     97,550
Expenses:
   Mortality and expense
      risk and
      administrative charges    (1,244)      (81)    (131,558)    (1,739,407)   (1,892,756)       (93,872)
                              --------   -------  -----------   ------------  ------------   ------------
Net investment income (loss)       374       136      (40,382)      (566,276)     (741,748)         3,678
                              --------   -------  -----------   ------------  ------------   ------------
Realized gains (losses) on
   investments:
   Capital gain
      distributions received        --        --           --      9,369,738            --             --
   Net realized gain (loss)      3,527        92      388,345     (7,856,221)   (5,437,509)       219,700
                              --------   -------  -----------   ------------  ------------   ------------
Realized gains (losses)          3,527        92      388,345      1,513,517    (5,437,509)       219,700
                              --------   -------  -----------   ------------  ------------   ------------
Unrealized appreciation
   (depreciation) during the
   period                       26,818     1,582      393,519     27,509,680    17,322,815      1,874,660
                              --------   -------  -----------   ------------  ------------   ------------
Net increase (decrease) in
   contract owners' equity
   from operations              30,719     1,810      741,482     28,456,921    11,143,558      2,098,038
                              --------   -------  -----------   ------------  ------------   ------------
Changes from principal
   transactions:
   Purchase payments           159,865    38,315        7,088        969,416       930,531          6,216
   Transfers between
      sub-accounts and the
      company                   30,180     5,569     (183,311)     1,248,814    (2,697,816)     4,678,935
   Withdrawals                  (4,026)       41   (1,173,638)   (20,846,959)   (8,246,110)    13,460,456
   Annual contract fee          (6,604)   (1,521)      (7,063)      (546,571)     (535,398)        (5,123)
                              --------   -------  -----------   ------------  ------------   ------------
Net increase (decrease) in
   contract owners' equity
   from principal
   transactions                179,415    42,404   (1,356,924)   (19,175,300)  (10,548,793)    18,140,484
                              --------   -------  -----------   ------------  ------------   ------------
Total increase (decrease) in
   contract owners' equity     210,134    44,214     (615,442)     9,281,621       594,765     20,238,522
Contract owners' equity at
   beginning of period          44,214        --    9,281,621             --   121,877,742    101,639,220
                              --------   -------  -----------   ------------  ------------   ------------
Contract owners' equity at
   end of period              $254,348   $44,214  $ 8,666,179   $  9,281,621  $122,472,507   $121,877,742
                              ========   =======  ===========   ============  ============   ============

                                2010       2009       2010          2009          2010           2009
                              --------   -------  -----------   ------------  ------------   ------------
Units, beginning of period       4,287        --      591,841             --     8,246,370      8,827,121
Units issued                    18,712     4,355       22,668        696,928       535,019        664,906
Units redeemed                   2,004        68      109,807        105,087     1,170,887      1,245,657
                              --------   -------  -----------   ------------  ------------   ------------
Units, end of period            20,995     4,287      504,702        591,841     7,610,502      8,246,370
                              ========   =======  ===========   ============  ============   ============

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENTS OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                   American                                    American
                                Growth-Income      American High-Income       High-Income
                                  Series III          Bond Series II        Bond Series III
                              -----------------  -----------------------  ------------------
                                2010      2009      2010         2009       2010       2009
                              -------   -------  ----------   ----------  --------   -------
Income:
   Dividend distributions
      received                $   292   $   251  $  325,337   $  242,811  $ 18,783   $ 5,942
Expenses:
   Mortality and expense
      risk and
      administrative charges     (157)      (62)    (70,364)     (54,490)   (2,061)     (162)
                              -------   -------  ----------   ----------  --------   -------
Net investment income (loss)      135       189     254,973      188,321    16,722     5,780
                              -------   -------  ----------   ----------  --------   -------
Realized gains (losses) on
   investments:
   Capital gain distributions
received                           --        --          --           --        --        --
   Net realized gain (loss)       354       120      66,413     (324,823)      931        27
                              -------   -------  ----------   ----------  --------   -------
Realized gains (losses)           354       120      66,413     (324,823)      931        27
                              -------   -------  ----------   ----------  --------   -------
Unrealized appreciation
   (depreciation) during the
   period                       1,648     1,860     198,367    1,194,482    10,293    (2,120)
                              -------   -------  ----------   ----------  --------   -------
Net increase (decrease) in
   contract owners' equity
   from operations              2,137     2,169     519,753    1,057,980    27,946     3,687
                              -------   -------  ----------   ----------  --------   -------
Changes from principal
   transactions:
   Purchase payments              565    12,845      29,237      134,590   117,799    83,521
   Transfers between
      sub-accounts and the
      company                      (3)    3,635     597,631    1,189,114    42,630    14,314
   Withdrawals                     13        47    (313,483)    (506,330)   (6,490)     (107)
   Annual contract fee           (186)     (615)    (18,046)     (17,847)   (5,979)   (3,067)
                              -------   -------  ----------   ----------  --------   -------
Net increase (decrease) in
   contract owners' equity
   from principal
   transactions                   389    15,912     295,339      799,527   147,960    94,661
                              -------   -------  ----------   ----------  --------   -------
Total increase (decrease) in
   contract owners' equity      2,526    18,081     815,092    1,857,507   175,906    98,348
Contract owners' equity at
   beginning of period         18,081        --   4,311,955    2,454,448    98,348        --
                              -------   -------  ----------   ----------  --------   -------
Contract owners' equity at
   end of period              $20,607   $18,081  $5,127,047   $4,311,955  $274,254   $98,348
                              =======   =======  ==========   ==========  ========   =======

                                2010      2009      2010         2009       2010       2009
                              -------   -------  ----------   ----------  --------   -------
Units, beginning of period      1,668        --     355,648      275,706     7,334        --
Units issued                      198     1,753      95,403      217,848    11,995     7,496
Units redeemed                    146        85      75,993      137,906     1,390       162
                              -------   -------  ----------   ----------  --------   -------
Units, end of period            1,720     1,668     375,058      355,648    17,939     7,334
                              =======   =======  ==========   ==========  ========   =======

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENTS OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                                               American
                                        American             International            American
                                International Series II       Series III        New World Series II
                              --------------------------  ------------------  -----------------------
                                 2010           2009        2010       2009      2010         2009
                              -----------   ------------  --------   -------  ----------   ----------
Income:
   Dividend distributions
      received                $ 1,121,223   $    652,216  $  4,129   $   513  $   64,372   $   41,476
Expenses:
   Mortality and expense
      risk and
      administrative charges   (1,209,951)    (1,142,433)   (1,107)      (65)    (85,964)     (54,000)
                              -----------   ------------  --------   -------  ----------   ----------
Net investment income (loss)      (88,728)      (490,217)    3,022       448     (21,592)     (12,524)
                              -----------   ------------  --------   -------  ----------   ----------
Realized gains (losses) on
   investments:
   Capital gain
      distributions received           --     15,492,098        --        --          --       40,954
   Net realized gain (loss)    (6,417,280)    (8,573,299)      368        17      88,012     (506,038)
                              -----------   ------------  --------   -------  ----------   ----------
Realized gains (losses)        (6,417,280)     6,918,799       368        17      88,012     (465,084)
                              -----------   ------------  --------   -------  ----------   ----------
Unrealized appreciation
   (depreciation) during the
   period                      10,595,916     18,147,921    12,971      (184)    765,905    1,762,063
                              -----------   ------------  --------   -------  ----------   ----------
Net increase (decrease) in
   contract owners' equity
   from operations              4,089,908     24,576,503    16,361       281     832,325    1,284,455
                              -----------   ------------  --------   -------  ----------   ----------
Changes from principal
   transactions:
   Purchase payments              624,237        651,466   138,614    35,944      54,186      205,263
   Transfers between
      sub-accounts and the
      company                     457,492     (8,342,124)   34,197     7,059   1,348,431      782,071
   Withdrawals                 (5,563,584)    (3,783,170)   (2,941)      (36)   (369,958)    (128,265)
   Annual contract fee           (329,178)      (350,878)   (5,735)   (1,324)    (16,138)     (10,254)
                              -----------   ------------  --------   -------  ----------   ----------
Net increase (decrease) in
   contract owners' equity
   from principal
   transactions                (4,811,033)   (11,824,706)  164,135    41,643   1,016,521      848,815
                              -----------   ------------  --------   -------  ----------   ----------
Total increase (decrease) in
   contract owners' equity       (721,125)    12,751,797   180,496    41,924   1,848,846    2,133,270
Contract owners' equity at
   beginning of period         79,897,961     67,146,164    41,924        --   4,825,915    2,692,645
                              -----------   ------------  --------   -------  ----------   ----------
Contract owners' equity at
   end of period              $79,176,836   $ 79,897,961  $222,420   $41,924  $6,674,761   $4,825,915
                              ===========   ============  ========   =======  ==========   ==========

                                  2010          2009        2010       2009      2010         2009
                              -----------   ------------  --------   -------  ----------   ----------
Units, beginning of period      3,654,277      4,270,613     3,655        --     390,957      319,955
Units issued                      396,432        236,166    15,916     3,681     232,483      200,901
Units redeemed                    580,133        852,502     1,322        26     154,995      129,899
                              -----------   ------------  --------   -------  ----------   ----------
Units, end of period            3,470,576      3,654,277    18,249     3,655     468,445      390,957
                              ===========   ============  ========   =======  ==========   ==========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENTS OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                                              Blue Chip Growth               Capital
                              Blue Chip Growth Series I          Series II            Appreciation Series I
                              -------------------------  -------------------------  -------------------------
                                  2010          2009         2010          2009         2010          2009
                              -----------   -----------  -----------   -----------  -----------   -----------
Income:
   Dividend distributions
      received                $    17,700   $    29,971  $     9,139   $    13,600  $    15,436   $    16,157
Expenses:
   Mortality and expense
      risk and
      administrative charges     (311,084)     (302,273)    (261,705)     (231,972)    (151,041)      (96,810)
                              -----------   -----------  -----------   -----------  -----------   -----------
Net investment income (loss)     (293,384)     (272,302)    (252,566)     (218,372)    (135,605)      (80,653)
                              -----------   -----------  -----------   -----------  -----------   -----------
Realized gains (losses) on
   investments:
   Capital gain
      distributions received           --            --           --            --           --            --
   Net realized gain (loss)       507,533    (1,071,093)     233,020      (401,157)     (20,200)     (380,288)
                              -----------   -----------  -----------   -----------  -----------   -----------
Realized gains (losses)           507,533    (1,071,093)     233,020      (401,157)     (20,200)     (380,288)
                              -----------   -----------  -----------   -----------  -----------   -----------
Unrealized appreciation
   (depreciation) during the
   period                       2,620,302     8,370,097    2,312,392     5,704,536    1,075,571     2,614,582
                              -----------   -----------  -----------   -----------  -----------   -----------
Net increase (decrease) in
   contract owners' equity
   from operations              2,834,451     7,026,702    2,292,846     5,085,007      919,766     2,153,641
                              -----------   -----------  -----------   -----------  -----------   -----------
Changes from principal
   transactions:
   Purchase payments               46,405        30,686       99,627       355,993       20,270        32,405
   Transfers between
      sub-accounts and the
      company                    (460,028)   (1,375,657)    (106,376)     (567,738)   5,849,816      (320,782)
   Withdrawals                 (2,985,508)   (2,749,718)  (1,498,037)     (722,940)  (1,475,782)     (943,309)
   Annual contract fee            (17,139)      (19,386)     (55,653)      (58,679)      (9,428)       (6,513)
                              -----------   -----------  -----------   -----------  -----------   -----------
Net increase (decrease) in
   contract owners' equity
   from  principal
   transactions                (3,416,270)   (4,114,075)  (1,560,439)     (993,364)   4,384,876    (1,238,199)
                              -----------   -----------  -----------   -----------  -----------   -----------
Total increase (decrease) in
   contract owners' equity       (581,819)    2,912,627      732,407     4,091,643    5,304,642       915,442
Contract owners' equity at
   beginning of period         22,583,428    19,670,801   17,229,507    13,137,864    7,034,493     6,119,051
                              -----------   -----------  -----------   -----------  -----------   -----------
Contract owners' equity at
   end of period              $22,001,609   $22,583,428  $17,961,914   $17,229,507  $12,339,135   $ 7,034,493
                              ===========   ===========  ===========   ===========  ===========   ===========

                                  2010          2009         2010          2009         2010          2009
                              -----------   -----------  -----------   -----------  -----------   -----------
Units, beginning of period      1,321,971     1,660,613    1,286,919     1,372,983      791,397       966,431
Units issued                       34,955        47,485      110,926       134,937      688,212        42,315
Units redeemed                    253,774       386,127      222,668       221,001      222,688       217,349
                              -----------   -----------  -----------   -----------  -----------   -----------
Units, end of period            1,103,152     1,321,971    1,175,177     1,286,919    1,256,921       791,397
                              ===========   ===========  ===========   ===========  ===========   ===========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENTS OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                Capital Appreciation       Capital Appreciation    CGTC Overseas Equity
                                     Series II               Value Series II             Series II
                              ------------------------  -------------------------  --------------------
                                  2010         2009         2010         2009         2010       2009
                              -----------   ----------  -----------   -----------  ---------   --------
Income:
   Dividend distributions
      received                $     2,026   $    3,833  $   271,588   $   355,159  $   2,199   $  5,352
Expenses:
   Mortality and expense
      risk and
      administrative charges     (140,150)    (111,698)    (335,556)     (270,775)    (2,284)    (4,534)
                              -----------   ----------  -----------   -----------  ---------   --------
Net investment income (loss)     (138,124)    (107,865)     (63,968)       84,384        (85)       818
                              -----------   ----------  -----------   -----------  ---------   --------
Realized gains (losses) on
   investments:
   Capital gain
      distributions received           --           --    2,350,975        95,771         --         --
   Net realized gain (loss)        16,361     (225,104)     497,306      (368,582)  (109,375)   (61,538)
                              -----------   ----------  -----------   -----------  ---------   --------
Realized gains (losses)            16,361     (225,104)   2,848,281      (272,811)  (109,375)   (61,538)
                              -----------   ----------  -----------   -----------  ---------   --------
Unrealized appreciation
   (depreciation) during the
   period                         944,013    2,752,525     (406,427)    4,846,064    102,406    132,538
                              -----------   ----------  -----------   -----------  ---------   --------
Net increase (decrease) in
   contract owners' equity
   from operations                822,250    2,419,556    2,377,886     4,657,637     (7,054)    71,818
                              -----------   ----------  -----------   -----------  ---------   --------
Changes from principal
   transactions:
   Purchase payments               48,532       51,373      306,371     2,954,155        910      1,085
   Transfers between
      sub-accounts and the
      company                   2,187,364     (196,976)  (1,158,400)    5,832,589   (435,647)    88,578
   Withdrawals                   (913,630)    (304,530)    (711,691)     (193,396)    (1,701)   (10,688)
   Annual contract fee            (30,226)     (28,046)    (122,068)      (78,792)      (188)      (903)
                              -----------   ----------  -----------   -----------  ---------   --------
Net increase (decrease) in
   contract owners' equity
   from principal
   transactions                 1,292,040     (478,179)  (1,685,788)    8,514,556   (436,626)    78,072
                              -----------   ----------  -----------   -----------  ---------   --------
Total increase (decrease) in
   contract owners' equity      2,114,290    1,941,377      692,098    13,172,193   (443,680)   149,890
Contract owners' equity at
   beginning of period          8,267,421    6,326,044   21,392,059     8,219,866    443,680    293,790
                              -----------   ----------  -----------   -----------  ---------   --------
Contract owners' equity at
   end of period              $10,381,711   $8,267,421  $22,084,157   $21,392,059  $      --   $443,680
                              ===========   ==========  ===========   ===========  =========   ========

                                  2010         2009         2010          2009       2010        2009
                              -----------   ----------  -----------   -----------  ---------   --------
Units, beginning of period        600,894      642,374    1,848,324       907,608     30,865     26,214
Units issued                      205,355       41,820       55,401     1,250,412        411     11,449
Units redeemed                    118,603       83,300      197,337       309,696     31,276      6,798
                              -----------   ----------  -----------   -----------  ---------   --------
Units, end of period              687,646      600,894    1,706,388     1,848,324         --     30,865
                              ===========   ==========  ===========   ===========  =========   ========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENTS OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                Core Allocation Plus    Core Allocation       Core Allocation
                                     Series II              Series I             Series II
                              -----------------------  -----------------  -----------------------
                                 2010         2009       2010      2009      2010         2009
                              ----------   ----------  -------   -------  ----------   ----------
Income:
   Dividend distributions
      received                $   79,909   $  106,371  $ 1,275   $ 1,558  $  151,678   $   84,873
Expenses:
   Mortality and expense
      risk and
      administrative charges    (126,458)     (98,357)    (410)      (96)    (67,331)     (10,810)
                              ----------   ----------  -------   -------  ----------   ----------
Net investment income (loss)     (46,549)       8,014      865     1,462      84,347       74,063
                              ----------   ----------  -------   -------  ----------   ----------
Realized gains (losses) on
   investments:
   Capital gain
      distributions received     139,606      275,675      307        --      35,578           --
   Net realized gain (loss)       44,277     (136,779)      16        --      (6,532)      20,990
                              ----------   ----------  -------   -------  ----------   ----------
Realized gains (losses)          183,883      138,896      323        --      29,046       20,990
                              ----------   ----------  -------   -------  ----------   ----------
Unrealized appreciation
   (depreciation) during the
   period                        584,863    1,544,452    4,126      (419)    422,535       67,439
                              ----------   ----------  -------   -------  ----------   ----------
Net increase (decrease) in
   contract owners' equity
   from operations               722,197    1,691,362    5,314     1,043     535,928      162,492
                              ----------   ----------  -------   -------  ----------   ----------
Changes from principal
   transactions:
   Purchase payments             365,150    1,807,490      794    44,125   2,665,931    1,131,423
   Transfers between
      sub-accounts and the
      company                   (135,712)   2,160,248    8,441     2,457   1,987,322    1,317,103
   Withdrawals                  (165,301)    (112,948)      33       117     (39,803)       3,101
   Annual contract fee           (53,296)     (28,428)    (463)   (2,427)    (24,417)      (1,527)
                              ----------   ----------  -------   -------  ----------   ----------
Net increase (decrease) in
   contract owners' equity
   from principal
   transactions                   10,841    3,826,362    8,805    44,272   4,589,033    2,450,100
                              ----------   ----------  -------   -------  ----------   ----------
Total increase (decrease) in
   contract owners' equity       733,038    5,517,724   14,119    45,315   5,124,961    2,612,592
Contract owners' equity at
   beginning of period         8,364,441    2,846,717   45,315        --   2,612,592           --
                              ----------   ----------  -------   -------  ----------   ----------
Contract owners' equity at
   end of period              $9,097,479   $8,364,441  $59,434   $45,315  $7,737,553   $2,612,592
                              ==========   ==========  =======   =======  ==========   ==========

                                 2010         2009       2010      2009      2010         2009
                              ----------   ----------  -------   -------  ----------   ----------
Units, beginning of period       775,960      325,588    3,065        --     173,650           --
Units issued                      44,211      572,665      616     3,065     339,456      202,593
Units redeemed                    43,622      122,293       28        --      42,039       28,943
                              ----------   ----------  -------   -------  ----------   ----------
Units, end of period             776,549      775,960    3,653     3,065     471,067      173,650
                              ==========   ==========  =======   =======  ==========   ==========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENTS OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                                Core Balanced
                                 Core Balanced                                    Strategy
                                    Series I        Core Balanced Series II      Series NAV
                              -------------------  ------------------------  ------------------
                                2010       2009        2010         2009       2010       2009
                              --------   --------  -----------   ----------  --------   -------
Income:
   Dividend distributions
      received                $  3,106   $  1,804  $   206,708   $   69,024  $  5,550   $   456
Expenses:
   Mortality and expense
      risk and
      administrative charges    (1,559)      (340)    (136,967)     (21,593)   (3,180)      (48)
                              --------   --------  -----------   ----------  --------   -------
Net investment income (loss)     1,547      1,464       69,741       47,431     2,370       408
                              --------   --------  -----------   ----------  --------   -------
Realized gains (losses) on
   investments:
   Capital gain
      distributions received       566         --       38,124           --       276        --
   Net realized gain (loss)        405         37      188,338       38,365        64        (1)
                              --------   --------  -----------   ----------  --------   -------
Realized gains (losses)            971         37      226,462       38,365       340        (1)
                              --------   --------  -----------   ----------  --------   -------
Unrealized appreciation
   (depreciation) during the
   period                       14,794      7,501      804,962      220,038    16,660      (507)
                              --------   --------  -----------   ----------  --------   -------
Net increase (decrease) in
   contract owners' equity
   from operations              17,312      9,002    1,101,165      305,834    19,370      (100)
                              --------   --------  -----------   ----------  --------   -------
Changes from principal
   transactions:
   Purchase payments            44,544    100,000    5,948,409    1,929,424   180,628    25,000
   Transfers between
      sub-accounts and the
      company                   13,693      4,864    3,224,911    2,548,477      (149)      (64)
   Withdrawals                     106        284   (1,058,885)      (9,214)      149        64
   Annual contract fee          (2,109)    (4,000)     (43,377)      (5,171)       --        --
                              --------   --------  -----------   ----------  --------   -------
Net increase (decrease) in
   contract owners' equity
   from principal
   transactions                 56,234    101,148    8,071,058    4,463,516   180,628    25,000
                              --------   --------  -----------   ----------  --------   -------
Total increase (decrease) in
   contract owners' equity      73,546    110,150    9,172,223    4,769,350   199,998    24,900
Contract owners' equity at
   beginning of period         110,150         --    4,769,350           --    24,900        --
                              --------   --------  -----------   ----------  --------   -------
Contract owners' equity at
   end of period              $183,696   $110,150  $13,941,573   $4,769,350  $224,898   $24,900
                              ========   ========  ===========   ==========  ========   =======

                                2010       2009        2010         2009       2010       2009
                              --------   --------  -----------   ----------  --------   -------
Units, beginning of period       7,475         --      317,395           --     1,821        --
Units issued                     3,846      7,475      610,003      352,630    13,261     1,821
Units redeemed                      87         --       87,810       35,235        --        --
                              --------   --------  -----------   ----------  --------   -------
Units, end of period            11,234      7,475      839,588      317,395    15,082     1,821
                              ========   ========  ===========   ==========  ========   =======

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENTS OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                                          Core Disciplined          Core Fundamental
                               Core Bond Series II   Diversification Series II     Holdings Series II
                              ---------------------  -------------------------  ------------------------
                                 2010        2009        2010          2009         2010         2009
                              ---------   ---------  -----------    ----------  -----------   ----------
Income:
   Dividend distributions
      received                $  22,531   $  21,040  $   200,497    $   92,792  $   304,622   $  105,250
Expenses:
   Mortality and expense
      risk and
      administrative charges    (16,372)    (17,126)    (106,905)      (18,776)    (187,799)     (35,485)
                              ---------   ---------  -----------    ----------  -----------   ----------
Net investment income (loss)      6,159       3,914       93,592        74,016      116,823       69,765
                              ---------   ---------  -----------    ----------  -----------   ----------
Realized gains (losses) on
   investments:
   Capital gain
      distributions received      8,994          --       22,253            --       95,406           --
   Net realized gain (loss)      25,818      18,789       19,613        21,795      137,667        8,534
                              ---------   ---------  -----------    ----------  -----------   ----------
Realized gains (losses)          34,812      18,789       41,866        21,795      233,073        8,534
                              ---------   ---------  -----------    ----------  -----------   ----------
Unrealized appreciation
   (depreciation) during the
   period                         9,694      58,378      601,050       138,143      829,710      400,188
                              ---------   ---------  -----------    ----------  -----------   ----------
Net increase (decrease) in
   contract owners' equity
   from operations               50,665      81,081      736,508       233,954    1,179,606      478,487
                              ---------   ---------  -----------    ----------  -----------   ----------
Changes from principal
   transactions:
   Purchase payments                 --      16,000    2,783,568     1,293,074    7,010,260    3,777,551
   Transfers between
      sub-accounts and the
      company                    73,095     326,519    4,579,169     3,267,440    5,469,244    3,138,587
   Withdrawals                 (145,277)   (209,406)    (177,117)       (1,443)    (470,403)     (25,438)
   Annual contract fee           (1,106)     (2,229)     (35,707)       (4,618)     (69,764)      (6,202)
                              ---------   ---------  -----------    ----------  -----------   ----------
Net increase (decrease) in
   contract owners' equity
   from principal
   transactions                 (73,288)    130,884    7,149,913     4,554,453   11,939,337    6,884,498
                              ---------   ---------  -----------    ----------  -----------   ----------
Total increase (decrease) in
   contract owners' equity      (22,623)    211,965    7,886,421     4,788,407   13,118,943    7,362,985
Contract owners' equity at
   beginning of period          922,623     710,658    4,788,407            --    7,362,985           --
                              ---------   ---------  -----------    ----------  -----------   ----------
Contract owners' equity at
   end of period              $ 900,000   $ 922,623  $12,674,828    $4,788,407  $20,481,928   $7,362,985
                              =========   =========  ===========    ==========  ===========   ==========

                                 2010        2009        2010          2009        2010          2009
                              ---------   ---------  -----------    ----------  -----------   ----------
Units, beginning of period       63,667      52,762      311,316            --      500,513           --
Units issued                     13,869      68,706      559,785       323,886      879,840      520,457
Units redeemed                   18,442      57,801      125,304        12,570       91,962       19,944
                              ---------   ---------  -----------    ----------  -----------   ----------
Units, end of period             59,094      63,667      745,797       311,316    1,288,391      500,513
                              =========   =========  ===========    ==========  ===========   ==========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENTS OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                              Core Fundamental                                Core Global
                                  Holdings             Core Global          Diversification
                                 Series III     Diversification Series II     Series III
                              ----------------  -------------------------  -----------------
                                2010     2009       2010          2009       2010      2009
                              -------   ------  -----------   -----------  --------   ------
Income:
   Dividend distributions
      received                $   368   $   47  $   373,995   $   171,699  $  3,281   $   44
Expenses:
   Mortality and expense
      risk and
      administrative charges      (57)      (4)    (254,574)      (55,661)     (753)      (4)
                              -------   ------  -----------   -----------  --------   ------
Net investment income (loss)      311       43      119,421       116,038     2,528       40
                              -------   ------  -----------   -----------  --------   ------
Realized gains (losses) on
   investments:
   Capital gain
      distributions received       26       --      183,624            --     1,130       --
   Net realized gain (loss)         1       --      253,609        74,454       225       --
                              -------   ------  -----------   -----------  --------   ------
Realized gains (losses)            27       --      437,233        74,454     1,355       --
                              -------   ------  -----------   -----------  --------   ------
Unrealized appreciation
   (depreciation) during the
   period                         253      (12)     706,838       405,212    10,674      (16)
                              -------   ------  -----------   -----------  --------   ------
Net increase (decrease) in
   contract owners' equity
   from operations                591       31    1,263,492       595,704    14,557       24
                              -------   ------  -----------   -----------  --------   ------
Changes from principal
   transactions:
   Purchase payments               --       --    6,222,069     3,069,220    81,250       --
   Transfers between
      sub-accounts and the
      company                  16,577    2,567    1,931,544     9,719,073    63,547    2,567
   Withdrawals                     73        7     (748,382)        1,299    (2,560)       7
   Annual contract fee            (36)      --      (93,345)      (21,011)   (1,598)      --
                              -------   ------  -----------   -----------  --------   ------
Net increase (decrease) in
   contract owners' equity
   from principal
   transactions                16,614    2,574    7,311,886    12,768,581   140,639    2,574
                              -------   ------  -----------   -----------  --------   ------
Total increase (decrease) in
   contract owners' equity     17,205    2,605    8,575,378    13,364,285   155,196    2,598
Contract owners' equity at
   beginning of period          2,605       --   13,364,285            --     2,598       --
                              -------   ------  -----------   -----------  --------   ------
Contract owners' equity at
   end of period              $19,810   $2,605  $21,939,663   $13,364,285  $157,794   $2,598
                              =======   ======  ===========   ===========  ========   ======

                                2010     2009       2010          2009       2010      2009
                              -------   ------  -----------   -----------  --------   ------
Units, beginning of period        180       --      879,791            --       174       --
Units issued                    1,076      180      677,122       922,006     9,838      174
Units redeemed                      3       --      203,833        42,215       199       --
                              -------   ------  -----------   -----------  --------   ------
Units, end of period            1,253      180    1,353,080       879,791     9,813      174
                              =======   ======  ===========   ===========  ========   ======

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENTS OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                                    Disciplined
                                                            Core Strategy         Diversification
                               Core Strategy Series II       Series NAV              Series II
                              -------------------------  -------------------  -----------------------
                                 2010          2009        2010       2009       2010         2009
                              -----------   -----------  --------   --------  ----------   ----------
Income:
   Dividend distributions
      received                $ 1,120,569   $   813,703  $ 10,393   $  7,605  $  118,598   $  141,374
Expenses:
   Mortality and expense
      risk and
      administrative charges     (806,453)     (655,700)   (5,235)    (1,772)   (122,013)     (91,083)
                              -----------   -----------  --------   --------  ----------   ----------
Net investment income (loss)      314,116       158,003     5,158      5,833      (3,415)      50,291
                              -----------   -----------  --------   --------  ----------   ----------
Realized gains (losses) on
   investments:
   Capital gain
      distributions received           --       225,360        --         --          --       54,534
   Net realized gain (loss)      (547,333)   (1,466,230)      752        265      56,601     (176,034)
                              -----------   -----------  --------   --------  ----------   ----------
Realized gains (losses)          (547,333)   (1,240,870)      752        265      56,601     (121,500)
                              -----------   -----------  --------   --------  ----------   ----------
Unrealized appreciation
   (depreciation) during the
   period                       5,637,128     9,516,520    41,663     21,050     875,240    1,683,473
                              -----------   -----------  --------   --------  ----------   ----------
Net increase (decrease) in
   contract owners' equity
   from operations              5,403,911     8,433,653    47,573     27,148     928,426    1,612,264
                              -----------   -----------  --------   --------  ----------   ----------
Changes from principal
   transactions:
   Purchase payments            2,090,541     6,600,578        --    409,142     227,718    1,263,376
   Transfers between
      sub-accounts and the
      company                      72,415     3,066,225      (302)    (1,094)   (214,639)   1,722,188
   Withdrawals                 (2,130,595)   (1,567,700)      302      1,092    (129,732)     (64,083)
   Annual contract fee           (304,403)     (258,818)       --    (12,274)    (49,317)     (29,408)
                              -----------   -----------  --------   --------  ----------   ----------
Net increase (decrease) in
   contract owners' equity
   from principal
   transactions                  (272,042)    7,840,285        --    396,866    (165,970)   2,892,073
                              -----------   -----------  --------   --------  ----------   ----------
Total increase (decrease) in
   contract owners' equity      5,131,869    16,273,938    47,573    424,014     762,456    4,504,337
Contract owners' equity at
   beginning of period         51,521,580    35,247,642   424,014         --   8,209,925    3,705,588
                              -----------   -----------  --------   --------  ----------   ----------
Contract owners' equity at
   end of period              $56,653,449   $51,521,580  $471,587   $424,014  $8,972,381   $8,209,925
                              ===========   ===========  ========   ========  ==========   ==========

                                  2010          2009       2010       2009       2010         2009
                              -----------   -----------  --------   --------  ----------   ----------
Units, beginning of period      4,216,608     3,460,841    29,704         --     718,555      405,906
Units issued                      322,046     1,189,315        --     32,551      25,181      419,949
Units redeemed                    346,291       433,548        --      2,847      39,891      107,300
                              -----------   -----------  --------   --------  ----------   ----------
Units, end of period            4,192,363     4,216,608    29,704     29,704     703,845      718,555
                              ===========   ===========  ========   ========  ==========   ==========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENTS OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                DWS Equity 500 Index     Equity-Income Series I    Equity-Income Series II
                              -----------------------  -------------------------  -------------------------
                                 2010         2009         2010          2009         2010          2009
                              ----------   ----------  -----------   -----------  -----------   -----------
Income:
   Dividend distributions
      received                $   58,865   $   82,643  $   526,079   $   563,195  $   390,292   $   404,850
Expenses:
   Mortality and expense
      risk and
      administrative charges     (62,031)     (52,558)    (414,314)     (392,612)    (371,146)     (324,701)
                              ----------   ----------  -----------   -----------  -----------   -----------
Net investment income (loss)      (3,166)      30,085      111,765       170,583       19,146        80,149
                              ----------   ----------  -----------   -----------  -----------   -----------
Realized gains (losses) on
   investments:
   Capital gain
      distributions received          --           --           --            --           --            --
   Net realized gain (loss)      (16,668)     (67,233)  (1,135,250)   (2,925,569)  (1,331,912)   (1,909,277)
                              ----------   ----------  -----------   -----------  -----------   -----------
Realized gains (losses)          (16,668)     (67,233)  (1,135,250)   (2,925,569)  (1,331,912)   (1,909,277)
                              ----------   ----------  -----------   -----------  -----------   -----------
Unrealized appreciation
   (depreciation) during the
   period                        499,624      784,608    4,600,720     8,327,148    4,245,161     6,487,037
                              ----------   ----------  -----------   -----------  -----------   -----------
Net increase (decrease) in
   contract owners' equity
   from operations               479,790      747,460    3,577,235     5,572,162    2,932,395     4,657,909
                              ----------   ----------  -----------   -----------  -----------   -----------
Changes from principal
   transactions:
   Purchase payments              17,668       43,710      298,944        39,252      196,878       284,316
   Transfers between
      sub-accounts and
      the company                (16,027)     (22,751)    (351,562)   (1,931,663)     445,180       910,630
   Withdrawals                   (97,602)     (84,280)  (3,691,347)   (3,047,931)  (3,024,727)   (1,703,253)
   Annual contract fee           (23,788)     (24,085)     (20,008)      (22,849)     (70,595)      (72,903)
                              ----------   ----------  -----------   -----------  -----------   -----------
Net increase (decrease) in
   contract owners' equity
   from principal
   transactions                 (119,749)     (87,406)  (3,763,973)   (4,963,191)  (2,453,264)     (581,210)
                              ----------   ----------  -----------   -----------  -----------   -----------
Total increase (decrease) in
   contract owners' equity       360,041      660,054     (186,738)      608,971      479,131     4,076,699
Contract owners' equity at
   beginning of period         3,883,150    3,223,096   29,466,711    28,857,740   24,195,632    20,118,933
                              ----------   ----------  -----------   -----------  -----------   -----------
Contract owners' equity at
   end of period              $4,243,191   $3,883,150  $29,279,973   $29,466,711  $24,674,763   $24,195,632
                              ==========   ==========  ===========   ===========  ===========   ===========

                                    2010         2009         2010          2009         2010          2009
                              ----------   ----------  -----------   -----------  -----------   -----------
Units, beginning of period       222,514      228,714    1,176,917     1,451,326    1,793,196     1,832,651
Units issued                       5,169        4,960       30,958        23,022      139,525       253,016
Units redeemed                    11,583       11,160      198,489       297,431      312,836       292,471
                              ----------   ----------  -----------   -----------  -----------   -----------
Units, end of period             216,100      222,514    1,009,386     1,176,917    1,619,885     1,793,196
                              ==========   ==========  ===========   ===========  ===========   ===========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENTS OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                    Financial              Financial                  Founding
                               Services Series I       Services Series II       Allocation Series II
                              --------------------  -----------------------  --------------------------
                                2010        2009       2010         2009         2010           2009
                              --------   ---------  ----------   ----------  ------------   -----------
Income:
   Dividend distributions
      received                $  2,564   $   5,560  $    5,935   $   18,477  $  3,204,051   $ 3,273,588
Expenses:
   Mortality and expense
      risk and
      administrative charges   (13,102)    (12,002)    (68,125)     (51,606)   (1,452,202)   (1,315,109)
                              --------   ---------  ----------   ----------  ------------   -----------
Net investment income (loss)   (10,538)     (6,442)    (62,190)     (33,129)    1,751,849     1,958,479
                              --------   ---------  ----------   ----------  ------------   -----------
Realized gains (losses) on
   investments:
   Capital gain
      distributions received        --          --          --           --            --            --
   Net realized gain (loss)    (70,758)   (191,684)   (388,940)    (684,380)   (3,814,560)   (4,866,975)
                              --------   ---------  ----------   ----------  ------------   -----------
Realized gains (losses)        (70,758)   (191,684)   (388,940)    (684,380)   (3,814,560)   (4,866,975)
                              --------   ---------  ----------   ----------  ------------   -----------
Unrealized appreciation
   (depreciation) during the
   period                      162,166     470,016     878,264    1,854,845     9,749,649    25,037,352
                              --------   ---------  ----------   ----------  ------------   -----------
Net increase (decrease) in
   contract owners' equity
   from operations              80,870     271,890     427,134    1,137,336     7,686,938    22,128,856
                              --------   ---------  ----------   ----------  ------------   -----------
Changes from principal
   transactions:
   Purchase payments               527         450      62,055      168,435       725,661       981,288
   Transfers between
      sub-accounts and the
      company                  (65,336)    140,352      79,724      540,076    (7,611,794)      293,211
   Withdrawals                 (83,842)   (130,229)   (245,218)    (142,192)   (3,770,762)   (2,529,553)
   Annual contract fee          (1,066)     (1,034)    (11,657)     (12,947)     (582,727)     (586,416)
                              --------   ---------  ----------   ----------  ------------   -----------
Net increase (decrease) in
   contract owners' equity
   from principal
   transactions               (149,717)      9,539    (115,096)     553,372   (11,239,622)   (1,841,470)
                              --------   ---------  ----------   ----------  ------------   -----------
Total increase (decrease) in
   contract owners' equity     (68,847)    281,429     312,038    1,690,708    (3,552,684)   20,287,386
Contract owners' equity at
   beginning of period         911,997     630,568   4,423,347    2,732,639    96,556,117    76,268,731
                              --------   ---------  ----------   ----------  ------------   -----------
Contract owners' equity at
   end of period              $843,150   $ 911,997  $4,735,385   $4,423,347  $ 93,003,433   $96,556,117
                              ========   =========  ==========   ==========  ============   ===========

                                2010        2009       2010         2009         2010           2009
                              --------   ---------  ----------   ----------  ------------   -----------
Units, beginning of period      75,363      72,690     349,051      294,472     9,835,744    10,027,323
Units issued                       148      26,813      61,475      140,696       102,482       759,771
Units redeemed                  12,500      24,140      72,730       86,117     1,227,696       951,350
                              --------   ---------  ----------   ----------  ------------   -----------
Units, end of period            63,011      75,363     337,796      349,051     8,710,530     9,835,744
                              ========   =========  ==========   ==========  ============   ===========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENTS OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                             Fundamental                Fundamental
                                            Value Series I            Value Series II         Global Bond Series I
                                      -------------------------  -------------------------  ------------------------
                                          2010          2009         2010          2009        2010          2009
                                      -----------   -----------  -----------   -----------  ----------   -----------
Income:
   Dividend distributions
      received                        $   314,833   $   256,595  $   334,231   $   245,556  $  135,050   $   519,039
Expenses:
   Mortality and expense
      risk and
      administrative charges             (424,302)     (417,148)    (584,609)     (532,063)    (60,721)      (63,038)
                                      -----------   -----------  -----------   -----------  ----------   -----------
Net investment income (loss)             (109,469)     (160,553)    (250,378)     (286,507)     74,329       456,001
                                      -----------   -----------  -----------   -----------  ----------   -----------
Realized gains (losses) on
   investments:
   Capital gain
      distributions received                   --            --           --            --          --       590,775
   Net realized gain (loss)               989,760      (882,293)    (986,394)   (2,207,571)   (280,521)     (313,548)
                                      -----------   -----------  -----------   -----------  ----------   -----------
Realized gains (losses)                   989,760      (882,293)    (986,394)   (2,207,571)   (280,521)      277,227
                                      -----------   -----------  -----------   -----------  ----------   -----------
Unrealized appreciation
   (depreciation) during the
   period                               2,225,941     8,376,907    5,297,109    11,688,299     546,718      (245,216)
                                      -----------   -----------  -----------   -----------  ----------   -----------
Net increase (decrease) in
   contract owners' equity
   from operations                      3,106,232     7,334,061    4,060,337     9,194,221     340,526       488,012
                                      -----------   -----------  -----------   -----------  ----------   -----------
Changes from principal
   transactions:
   Purchase payments                       74,225        98,358      281,982       273,599       2,278         9,213
   Transfers between
      sub-accounts and the
      company                            (705,775)   (2,243,617)  (1,049,083)      (41,101)    178,367      (130,406)
   Withdrawals                         (3,600,178)   (3,989,468)  (3,187,445)   (1,751,934)   (811,518)     (981,309)
   Annual contract fee                    (24,748)      (28,884)    (153,083)     (154,892)     (3,314)       (3,731)
                                      -----------   -----------  -----------   -----------  ----------   -----------
Net increase (decrease) in
   contract owners' equity
   from principal
   transactions                        (4,256,476)   (6,163,611)  (4,107,629)   (1,674,328)   (634,187)   (1,106,233)
                                      -----------   -----------  -----------   -----------  ----------   -----------
Total increase (decrease) in
   contract owners' equity             (1,150,244)    1,170,450      (47,292)    7,519,893    (293,661)     (618,221)
Contract owners' equity at
   beginning of period                 30,865,519    29,695,069   38,514,538    30,994,645   4,111,147     4,729,368
                                      -----------   -----------  -----------   -----------  ----------   -----------
Contract owners' equity at
   end of period                      $29,715,275   $30,865,519  $38,467,246   $38,514,538  $3,817,486   $ 4,111,147
                                      ===========   ===========  ===========   ===========  ==========   ===========

                                          2010          2009         2010          2009        2010          2009
                                      -----------   -----------  -----------   -----------  ----------   -----------
Units, beginning of period              2,370,649     2,964,566    2,813,343     2,935,029     154,685       205,667
Units issued                               28,063        42,765      117,466       383,592      23,421        16,448
Units redeemed                            352,676       636,682      403,521       505,278      47,421        67,430
                                      -----------   -----------  -----------   -----------  ----------   -----------
Units, end of period                    2,046,036     2,370,649    2,527,288     2,813,343     130,685       154,685
                                      ===========   ===========  ===========   ===========  ==========   ===========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENTS OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                Global Bond Series II    Global Trust Series I   Global Trust Series II
                              ------------------------  -----------------------  ----------------------
                                  2010         2009        2010         2009        2010        2009
                              -----------  -----------  ----------  -----------  ----------  ----------
Income:
   Dividend distributions
      received                $   596,392  $ 2,021,954  $  138,101  $   141,004  $   63,718  $   62,882
Expenses:
   Mortality and expense
      risk and
      administrative charges     (293,115)    (272,660)   (128,838)    (124,348)    (72,708)    (66,611)
                              -----------  -----------  ----------  -----------  ----------  ----------
Net investment income (loss)      303,277    1,749,294       9,263       16,656      (8,990)     (3,729)
                              -----------  -----------  ----------  -----------  ----------  ----------
Realized gains (losses) on
   investments:
   Capital gain
      distributions received           --    2,284,799          --           --          --          --
   Net realized gain (loss)      (765,762)    (722,522)   (125,631)    (439,634)   (156,487)   (317,359)
                              -----------  -----------  ----------  -----------  ----------  ----------
Realized gains (losses)          (765,762)   1,562,277    (125,631)    (439,634)   (156,487)   (317,359)
                              -----------  -----------  ----------  -----------  ----------  ----------
Unrealized appreciation
   (depreciation) during
   the period                   1,932,844   (1,224,651)    630,250    2,693,904     441,470   1,446,606
                              -----------  -----------  ----------  -----------  ----------  ----------
Net increase (decrease) in
   contract owners' equity
   from operations              1,470,359    2,086,920     513,882    2,270,926     275,993   1,125,518
                              -----------  -----------  ----------  -----------  ----------  ----------
Changes from principal
   transactions:
   Purchase payments              220,491      312,665      16,886       27,418      20,514      26,841
   Transfers between
      sub-accounts and the
      company                    (133,527)     215,211    (156,575)    (428,681)      5,074    (204,043)
   Withdrawals                 (1,543,929)    (948,861)   (800,647)    (931,622)   (315,294)   (164,987)
   Annual contract fee            (57,673)     (63,684)     (7,116)      (8,616)    (23,071)    (25,053)
                              -----------  -----------  ----------  -----------  ----------  ----------
Net increase (decrease) in
   contract owners' equity
   from principal
   transactions                (1,514,638)    (484,669)   (947,452)  (1,341,501)   (312,777)   (367,242)
                              -----------  -----------  ----------  -----------  ----------  ----------
Total increase (decrease)
   in contract owners'
   equity                         (44,279)   1,602,251    (433,570)     929,425     (36,784)    758,276
Contract owners' equity at
   beginning of period         18,681,678   17,079,427   9,789,283    8,859,858   5,046,009   4,287,733
                              -----------  -----------  ----------  -----------  ----------  ----------
Contract owners' equity at
   end of period              $18,637,399  $18,681,678  $9,355,713  $ 9,789,283  $5,009,225  $5,046,009
                              ===========  ===========  ==========  ===========  ==========  ==========

                                  2010         2009        2010         2009        2010        2009
                              -----------  -----------  ----------  -----------  ----------  ----------
Units, beginning of period      1,016,226    1,046,271     407,879      485,555     351,866     386,248
Units issued                      112,360      204,434       6,065        8,040      13,600      15,549
Units redeemed                    191,572      234,479      52,628       85,716      35,749      49,931
                              -----------  -----------  ----------  -----------  ----------  ----------
Units, end of period              937,014    1,016,226     361,316      407,879     329,717     351,866
                              ===========  ===========  ==========  ===========  ==========  ==========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENTS OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                  Health Sciences         Health Sciences
                                      Series I               Series II         High Income Series II
                              ----------------------  ----------------------  ----------------------
                                 2010        2009        2010        2009        2010        2009
                              ----------  ----------  ----------  ----------  ----------  ----------
Income:
   Dividend distributions
      received                $       --  $       --  $       --  $       --  $  437,272  $  112,145
Expenses:
   Mortality and expense
      risk and
      administrative charges     (33,561)    (32,777)   (101,366)    (92,160)    (23,364)     (7,964)
                              ----------  ----------  ----------  ----------  ----------  ----------
Net investment income (loss)     (33,561)    (32,777)   (101,366)    (92,160)    413,908     104,181
                              ----------  ----------  ----------  ----------  ----------  ----------
Realized gains (losses) on
   investments:
   Capital gain
      distributions received          --      26,932          --      80,805          --          --
   Net realized gain (loss)       80,317    (249,769)    (70,326)   (704,446)     94,080      55,041
                              ----------  ----------  ----------  ----------  ----------  ----------
Realized gains (losses)           80,317    (222,837)    (70,326)   (623,641)     94,080      55,041
                              ----------  ----------  ----------  ----------  ----------  ----------
Unrealized appreciation
   (depreciation) during
   the period                    215,280     752,123   1,013,641   2,248,277    (375,661)    116,557
                              ----------  ----------  ----------  ----------  ----------  ----------
Net increase (decrease) in
   contract owners' equity
   from operations               262,036     496,509     841,949   1,532,476     132,327     275,779
                              ----------  ----------  ----------  ----------  ----------  ----------
Changes from principal
   transactions:
   Purchase payments                 465         515      54,888     152,348       8,158      36,487
   Transfers between
      sub-accounts and the
      company                   (287,898)    222,109      99,237    (509,393)   (187,022)  1,157,180
   Withdrawals                  (350,470)   (259,749)   (598,100)   (439,028)   (110,663)   (201,630)
   Annual contract fee            (2,842)     (3,023)    (23,268)    (23,675)     (3,865)       (540)
                              ----------  ----------  ----------  ----------  ----------  ----------
Net increase (decrease) in
   contract owners' equity
   from principal
   transactions                 (640,745)    (40,148)   (467,243)   (819,748)   (293,392)    991,497
                              ----------  ----------  ----------  ----------  ----------  ----------
Total increase (decrease)
   in contract owners'
   equity                       (378,709)    456,361     374,706     712,728    (161,065)  1,267,276
Contract owners' equity at
   beginning of period         2,395,960   1,939,599   6,463,590   5,750,862   1,323,792      56,516
                              ----------  ----------  ----------  ----------  ----------  ----------
Contract owners' equity at
   end of period              $2,017,251  $2,395,960  $6,838,296  $6,463,590  $1,162,727  $1,323,792
                              ==========  ==========  ==========  ==========  ==========  ==========

                                 2010        2009        2010        2009        2010        2009
                              ----------  ----------  ----------  ----------  ----------  ----------
Units, beginning of period       134,134     141,062     344,715     393,557     115,426       8,816
Units issued                       8,019      44,429      54,251      73,263      66,005     152,717
Units redeemed                    42,725      51,357      78,705     122,105      89,039      46,107
                              ----------  ----------  ----------  ----------  ----------  ----------
Units, end of period              99,428     134,134     320,261     344,715      92,392     115,426
                              ==========  ==========  ==========  ==========  ==========  ==========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENTS OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                                       International
                                 High Yield Series I      High Yield Series II         Core Series I
                              ------------------------  ------------------------  ----------------------
                                  2010         2009         2010         2009        2010        2009
                              -----------  -----------  -----------  -----------  ----------  ----------
Income:
   Dividend distributions
      received                $ 1,216,978  $   401,992  $ 2,815,510  $   868,360  $   37,462  $   52,651
Expenses:
   Mortality and expense
      risk and
      administrative charges      (54,720)     (59,896)    (123,988)    (124,824)    (31,377)    (32,758)
                              -----------  -----------  -----------  -----------  ----------  ----------
Net investment income (loss)    1,162,258      342,096    2,691,522      743,536       6,085      19,893
                              -----------  -----------  -----------  -----------  ----------  ----------
Realized gains (losses) on
   investments:
   Capital gain
      distributions received           --           --           --           --          --      64,529
   Net realized gain (loss)       341,375     (849,251)     887,862   (1,322,314)   (218,019)   (193,387)
                              -----------  -----------  -----------  -----------  ----------  ----------
Realized gains (losses)           341,375     (849,251)     887,862   (1,322,314)   (218,019)   (128,858)
                              -----------  -----------  -----------  -----------  ----------  ----------
Unrealized appreciation
   (depreciation) during
   the period                  (1,137,574)   2,075,324   (2,808,146)   3,762,976     354,579     419,453
                              -----------  -----------  -----------  -----------  ----------  ----------
Net increase (decrease) in
   contract owners' equity
   from operations                366,059    1,568,169      771,238    3,184,198     142,645     310,488
                              -----------  -----------  -----------  -----------  ----------  ----------
Changes from principal
   transactions:
   Purchase payments                5,568        2,832       44,651      521,654       1,824       5,478
   Transfers between
      sub-accounts and the
      company                    (104,129)     222,434     (841,126)     600,605     (30,773)    (29,891)
   Withdrawals                   (906,018)  (1,326,392)  (1,299,366)  (1,329,919)   (341,641)   (314,930)
   Annual contract fee             (2,986)      (3,874)     (15,109)     (14,461)     (1,545)     (1,860)
                              -----------  -----------  -----------  -----------  ----------  ----------
Net increase (decrease) in
   contract owners' equity
   from principal
   transactions                (1,007,565)  (1,105,000)  (2,110,950)    (222,121)   (372,135)   (341,203)
                              -----------  -----------  -----------  -----------  ----------  ----------
Total increase (decrease)
   in contract owners'
   equity                        (641,506)     463,169   (1,339,712)   2,962,077    (229,490)    (30,715)
Contract owners' equity at
   beginning of period          3,895,684    3,432,515    8,953,289    5,991,212   2,336,287   2,367,002
                              -----------  -----------  -----------  -----------  ----------  ----------
Contract owners' equity at
   end of period              $ 3,254,178  $ 3,895,684  $ 7,613,577  $ 8,953,289  $2,106,797  $2,336,287
                              ===========  ===========  ===========  ===========  ==========  ==========

                                  2010         2009         2010         2009        2010        2009
                              -----------  -----------  -----------  -----------  ----------  ----------
Units, beginning of period        237,134      321,813      508,280      513,029     180,124     215,174
Units issued                       60,220       89,687      212,574      240,622       8,678      11,167
Units redeemed                    121,498      174,366      335,585      245,371      38,019      46,217
                              -----------  -----------  -----------  -----------  ----------  ----------
Units, end of period              175,856      237,134      385,269      508,280     150,783     180,124
                              ===========  ===========  ===========  ===========  ==========  ==========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENTS OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                                       International Equity   International Equity
                                International Core            Index A                Index A
                                     Series II            Trust Series I        Trust Series II
                              ----------------------  ---------------------  ----------------------
                                 2010        2009        2010        2009       2010        2009
                              ----------  ----------  ----------  ---------  ----------  ----------
Income:
   Dividend distributions
      received                $   27,985  $   35,484  $   44,558  $ 102,277  $  100,928  $  285,795
Expenses:
   Mortality and expense
      risk and
      administrative charges     (27,129)    (25,519)    (26,461)   (13,464)    (69,704)    (37,377)
                              ----------  ----------  ----------  ---------  ----------  ----------
Net investment income (loss)         856       9,965      18,097     88,813      31,224     248,418
                              ----------  ----------  ----------  ---------  ----------  ----------
Realized gains (losses) on
   investments:
   Capital gain
      distributions received          --      46,085     617,992         --   1,607,576          --
   Net realized gain (loss)     (291,698)   (163,533)   (284,438)   (53,984)   (648,353)   (312,802)
                              ----------  ----------  ----------  ---------  ----------  ----------
Realized gains (losses)         (291,698)   (117,448)    333,554    (53,984)    959,223    (312,802)
                              ----------  ----------  ----------  ---------  ----------  ----------
Unrealized appreciation
   (depreciation) during
   the period                    417,526     364,750    (159,414)   217,781    (533,972)    793,125
                              ----------  ----------  ----------  ---------  ----------  ----------
Net increase (decrease) in
   contract owners' equity
   from operations               126,684     257,267     192,237    252,610     456,475     728,741
                              ----------  ----------  ----------  ---------  ----------  ----------
Changes from principal
   transactions:
   Purchase payments              12,274      19,417      13,516        318      17,903      17,236
   Transfers between
      sub-accounts and the
      company                    (97,914)     54,156   1,412,741    (32,871)  2,858,859     (69,518)
   Withdrawals                  (114,432)    (37,764)   (306,158)  (140,310)   (141,583)   (417,935)
   Annual contract fee            (4,731)     (5,175)       (956)      (542)    (18,363)    (10,121)
                              ----------  ----------  ----------  ---------  ----------  ----------
Net increase (decrease) in
   contract owners' equity
   from principal
   transactions                 (204,803)     30,634   1,119,143   (173,405)  2,716,816    (480,338)
                              ----------  ----------  ----------  ---------  ----------  ----------
Total increase (decrease)
   in contract owners'
   equity                        (78,119)    287,901   1,311,380     79,205   3,173,291     248,403
Contract owners' equity at
   beginning of period         1,877,809   1,589,908     894,801    815,596   2,514,348   2,265,945
                              ----------  ----------  ----------  ---------  ----------  ----------
Contract owners' equity at
   end of period              $1,799,690  $1,877,809  $2,206,181  $ 894,801  $5,687,639  $2,514,348
                              ==========  ==========  ==========  =========  ==========  ==========

                                 2010        2009        2010        2009       2010        2009
                              ----------  ----------  ----------  ---------  ----------  ----------
Units, beginning of period       125,956     123,749      51,358     63,514     145,519     177,598
Units issued                      24,498      17,658      92,877      1,534     219,326      24,527
Units redeemed                    38,607      15,451      28,877     13,690      57,759      56,606
                              ----------  ----------  ----------  ---------  ----------  ----------
Units, end of period             111,847     125,956     115,358     51,358     307,086     145,519
                              ==========  ==========  ==========  =========  ==========  ==========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENTS OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                                           International
                               International Equity        Opportunities       International Small
                                 Index Series NAV            Series II           Company Series I
                              ----------------------  ----------------------  ----------------------
                                 2010        2009        2010        2009        2010        2009
                              ----------  ----------  ----------  ----------  ----------  ----------
Income:
   Dividend distributions
      received                $   67,990  $   89,594  $   41,494  $   25,231  $   74,411  $   26,634
Expenses:
   Mortality and expense
      risk and
      administrative charges     (42,178)    (37,600)    (53,610)    (43,777)    (43,417)     (6,569)
                              ----------  ----------  ----------  ----------  ----------  ----------
Net investment income (loss)      25,812      51,994     (12,116)    (18,546)     30,994      20,065
                              ----------  ----------  ----------  ----------  ----------  ----------
Realized gains (losses) on
   investments:
   Capital gain
      distributions received          --      44,897          --          --          --          --
   Net realized gain (loss)     (159,616)   (273,567)   (509,808)   (644,480)      6,649      (3,246)
                              ----------  ----------  ----------  ----------  ----------  ----------
Realized gains (losses)         (159,616)   (228,670)   (509,808)   (644,480)      6,649      (3,246)
                              ----------  ----------  ----------  ----------  ----------  ----------
Unrealized appreciation
   (depreciation) during
   the period                    401,284     935,096     912,748   1,506,941     507,564     (82,438)
                              ----------  ----------  ----------  ----------  ----------  ----------
Net increase (decrease) in
   contract owners' equity
   from operations               267,480     758,420     390,824     843,915     545,207     (65,619)
                              ----------  ----------  ----------  ----------  ----------  ----------
Changes from principal
   transactions:
   Purchase payments              16,788      25,170      12,097     193,471      13,276         783
   Transfers between
      sub-accounts and the
      company                     23,058    (139,721)   (264,021)    424,886    (118,267)  3,461,809
   Withdrawals                  (159,434)   (108,745)   (167,287)   (123,597)   (729,071)    (80,975)
   Annual contract fee           (15,384)    (17,934)     (7,452)     (6,172)     (3,022)       (278)
                              ----------  ----------  ----------  ----------  ----------  ----------
Net increase (decrease) in
   contract owners' equity
   from principal
   transactions                 (134,972)   (241,230)   (426,663)    488,588    (837,084)  3,381,339
                              ----------  ----------  ----------  ----------  ----------  ----------
Total increase (decrease)
   in contract owners'
   equity                        132,508     517,190     (35,839)  1,332,503    (291,877)  3,315,720
Contract owners' equity at
   beginning of period         2,733,577   2,216,387   3,655,390   2,322,887   3,315,720          --
                              ----------  ----------  ----------  ----------  ----------  ----------
Contract owners' equity at
   end of period              $2,866,085  $2,733,577  $3,619,551  $3,655,390  $3,023,843  $3,315,720
                              ==========  ==========  ==========  ==========  ==========  ==========

                                 2010        2009        2010        2009        2010        2009
                              ----------  ----------  ----------  ----------  ----------  ----------
Units, beginning of period       277,682     307,630     264,723     226,741     270,317          --
Units issued                      25,467      16,918      48,073      90,691       6,575     288,673
Units redeemed                    37,693      46,866      78,505      52,709      73,089      18,356
                              ----------  ----------  ----------  ----------  ----------  ----------
Units, end of period             265,456     277,682     234,291     264,723     203,803     270,317
                              ==========  ==========  ==========  ==========  ==========  ==========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENTS OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                International Small         International             International
                                 Company Series II         Value Series I            Value Series II
                              ----------------------  ------------------------  ------------------------
                                 2010        2009         2010         2009         2010         2009
                              ----------  ----------  -----------  -----------  -----------  -----------
Income:
   Dividend distributions
      received                $  130,537  $   42,921  $   144,534  $   167,876  $   256,663  $   276,285
Expenses:
   Mortality and expense
      risk and
      administrative charges     (82,081)    (11,480)    (114,660)    (120,529)    (233,901)    (218,859)
                              ----------  ----------  -----------  -----------  -----------  -----------
Net investment income (loss)      48,456      31,441       29,874       47,347       22,762       57,426
                              ----------  ----------  -----------  -----------  -----------  -----------
Realized gains (losses) on
   investments:
   Capital gain
      distributions received          --          --           --      382,066           --      658,719
   Net realized gain (loss)       15,754      (4,610)    (749,402)    (999,628)  (1,463,992)  (1,555,571)
                              ----------  ----------  -----------  -----------  -----------  -----------
Realized gains (losses)           15,754      (4,610)    (749,402)    (617,562)  (1,463,992)    (896,852)
                              ----------  ----------  -----------  -----------  -----------  -----------
Unrealized appreciation
   (depreciation) during
   the period                    948,123    (135,953)   1,125,805    2,878,861    2,332,107    4,965,601
                              ----------  ----------  -----------  -----------  -----------  -----------
Net increase (decrease) in
   contract owners' equity
   from operations             1,012,333    (109,122)     406,277    2,308,646      890,877    4,126,175
                              ----------  ----------  -----------  -----------  -----------  -----------
Changes from principal
   transactions:
   Purchase payments              71,828       3,020       16,763       38,012      119,859       61,632
   Transfers between
      sub-accounts and the
      company                   (372,025)  5,525,696      (87,208)    (569,057)     186,248     (756,628)
   Withdrawals                  (275,521)    (13,061)  (1,244,636)  (1,179,362)  (1,634,543)    (849,163)
   Annual contract fee           (14,680)     (2,178)      (6,143)      (7,397)     (54,256)     (59,812)
                              ----------  ----------  -----------  -----------  -----------  -----------
Net increase (decrease) in
   contract owners' equity
   from principal
   transactions                 (590,398)  5,513,477   (1,321,224)  (1,717,804)  (1,382,692)  (1,603,971)
                              ----------  ----------  -----------  -----------  -----------  -----------
Total increase (decrease)
   in contract owners'
   equity                        421,935   5,404,355     (914,947)     590,842     (491,815)   2,522,204
Contract owners' equity at
   beginning of period         5,404,355          --    8,641,031    8,050,189   16,005,189   13,482,985
                              ----------  ----------  -----------  -----------  -----------  -----------
Contract owners' equity at
   end of period              $5,826,290  $5,404,355  $ 7,726,084  $ 8,641,031  $15,513,374  $16,005,189
                              ==========  ==========  ===========  ===========  ===========  ===========

                                 2010        2009         2010         2009         2010         2009
                              ----------  ----------  -----------  -----------  -----------  -----------
Units, beginning of period       440,744          --      524,669      654,115      875,493      981,827
Units issued                      28,244     457,462       18,826        8,517       85,576       52,503
Units redeemed                    74,813      16,718      103,418      137,963      162,489      158,837
                              ----------  ----------  -----------  -----------  -----------  -----------
Units, end of period             394,175     440,744      440,077      524,669      798,580      875,493
                              ==========  ==========  ===========  ===========  ===========  ===========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENTS OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                 Investment Quality        Investment Quality
                                    Bond Series I            Bond Series II          Large Cap Series I
                              ------------------------  ------------------------  ------------------------
                                  2010         2009         2010         2009         2010         2009
                              -----------  -----------  -----------  -----------  -----------  -----------
Income:
   Dividend distributions
      received                $   344,894  $   348,056  $ 1,268,803  $ 1,145,721  $   115,917  $   193,950
Expenses:
   Mortality and expense
      risk and
      administrative charges     (106,338)    (113,085)    (425,202)    (353,277)    (157,152)    (144,960)
                              -----------  -----------  -----------  -----------  -----------  -----------
Net investment income (loss)      238,556      234,971      843,601      792,444      (41,235)      48,990
                              -----------  -----------  -----------  -----------  -----------  -----------
Realized gains (losses) on
   investments:
   Capital gain
      distributions received           --           --           --           --           --           --
   Net realized gain (loss)       (60,341)    (276,836)     137,399     (414,847)    (547,704)  (1,441,722)
                              -----------  -----------  -----------  -----------  -----------  -----------
Realized gains (losses)           (60,341)    (276,836)     137,399     (414,847)    (547,704)  (1,441,722)
                              -----------  -----------  -----------  -----------  -----------  -----------
Unrealized appreciation
   (depreciation) during
   the period                     221,901      787,816      499,130    1,730,595    1,852,759    4,007,657
                              -----------  -----------  -----------  -----------  -----------  -----------
Net increase (decrease) in
   contract owners' equity
   from operations                400,116      746,000    1,480,130    2,108,192    1,263,820    2,614,925
                              -----------  -----------  -----------  -----------  -----------  -----------
Changes from principal
   transactions:
   Purchase payments              165,501       40,749      130,824      211,726       14,038       16,933
   Transfers between
      sub-accounts and the
      company                     221,599      153,158      645,701    5,578,920      (65,220)    (592,720)
   Withdrawals                 (1,202,449)  (1,394,862)  (2,381,368)  (1,570,138)  (1,011,147)  (1,087,247)
   Annual contract fee             (8,492)      (5,858)    (107,915)     (96,673)      (9,708)     (10,900)
                              -----------  -----------  -----------  -----------  -----------  -----------
Net increase (decrease) in
   contract owners' equity
   from principal
   transactions                  (823,841)  (1,206,813)  (1,712,758)   4,123,835   (1,072,037)  (1,673,934)
                              -----------  -----------  -----------  -----------  -----------  -----------
Total increase (decrease)
   in contract owners'
   equity                        (423,725)    (460,813)    (232,628)   6,232,027      191,783      940,991
Contract owners' equity at
   beginning of period          7,037,751    7,498,564   27,171,719   20,939,692   11,301,320   10,360,329
                              -----------  -----------  -----------  -----------  -----------  -----------
Contract owners' equity at
   end of period              $ 6,614,026  $ 7,037,751  $26,939,091  $27,171,719  $11,493,103  $11,301,320
                              ===========  ===========  ===========  ===========  ===========  ===========

                                  2010         2009         2010         2009         2010         2009
                              -----------  -----------  -----------  -----------  -----------  -----------
Units, beginning of period        294,959      355,339    1,667,272    1,421,789      947,965    1,120,962
Units issued                       42,641       25,837      228,279      470,765        6,870        3,216
Units redeemed                     75,224       86,217      329,492      225,282       95,194      176,213
                              -----------  -----------  -----------  -----------  -----------  -----------
Units, end of period              262,376      294,959    1,566,059    1,667,272      859,641      947,965
                              ===========  ===========  ===========  ===========  ===========  ===========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENTS OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                                             Large Cap               Large Cap
                                Large Cap Series II       Value Series I          Value Series II
                              ----------------------  ----------------------  ----------------------
                                 2010        2009        2010        2009        2010        2009
                              ----------  ----------  ----------  ----------  ----------  ----------
Income:
   Dividend distributions
      received                $    9,120  $   15,349  $   10,767  $   17,241  $   41,970  $   59,538
Expenses:
   Mortality and expense
      risk and
      administrative charges     (15,253)    (13,438)    (15,888)    (17,980)    (66,862)    (66,640)
                              ----------  ----------  ----------  ----------  ----------  ----------
Net investment income (loss)      (6,133)      1,911      (5,121)       (739)    (24,892)     (7,102)
                              ----------  ----------  ----------  ----------  ----------  ----------
Realized gains (losses) on
   investments:
   Capital gain
      distributions received          --          --          --          --          --          --
   Net realized gain (loss)      (52,205)    (70,009)   (211,059)   (275,364)   (385,944)   (468,394)
                              ----------  ----------  ----------  ----------  ----------  ----------
Realized gains (losses)          (52,205)    (70,009)   (211,059)   (275,364)   (385,944)   (468,394)
                              ----------  ----------  ----------  ----------  ----------  ----------
Unrealized appreciation
   (depreciation) during
   the period                    175,806     305,069     278,483     355,507     742,350     851,685
                              ----------  ----------  ----------  ----------  ----------  ----------
Net increase (decrease) in
   contract owners' equity
   from operations               117,468     236,971      62,303      79,404     331,514     376,189
                              ----------  ----------  ----------  ----------  ----------  ----------
Changes from principal
   transactions:
   Purchase payments               3,900       8,948         986       2,080     131,441      44,301
   Transfers between
      sub-accounts and the
      company                     51,168     (49,350)   (157,435)    (99,391)    (15,891)   (217,618)
   Withdrawals                   (22,354)    (36,384)    (99,939)   (177,140)   (324,492)   (207,819)
   Annual contract fee            (5,067)     (5,192)     (1,059)     (1,623)    (16,575)    (18,703)
                              ----------  ----------  ----------  ----------  ----------  ----------
Net increase (decrease) in
   contract owners' equity
   from principal
   transactions                   27,647     (81,978)   (257,447)   (276,074)   (225,517)   (399,839)
                              ----------  ----------  ----------  ----------  ----------  ----------
Total increase (decrease)
   in contract owners'
   equity                        145,115     154,993    (195,144)   (196,670)    105,997     (23,650)
Contract owners' equity at
   beginning of period         1,015,130     860,137   1,121,559   1,318,229   4,509,113   4,532,763
                              ----------  ----------  ----------  ----------  ----------  ----------
Contract owners' equity at
   end of period              $1,160,245  $1,015,130  $  926,415  $1,121,559  $4,615,110  $4,509,113
                              ==========  ==========  ==========  ==========  ==========  ==========

                                 2010        2009        2010        2009        2010        2009
                              ----------  ----------  ----------  ----------  ----------  ----------
Units, beginning of period        85,876      93,616      65,259      83,531     262,996     287,239
Units issued                      10,585       1,267       6,422       8,143      32,801      27,500
Units redeemed                     8,644       9,007      21,963      26,415      46,446      51,743
                              ----------  ----------  ----------  ----------  ----------  ----------
Units, end of period              87,817      85,876      49,718      65,259     249,351     262,996
                              ==========  ==========  ==========  ==========  ==========  ==========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENTS OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                               Lifestyle Aggressive     Lifestyle Aggressive       Lifestyle Balanced
                                     Series I                  Series II                Series I
                              ----------------------  ------------------------  ------------------------
                                 2010        2009         2010         2009         2010         2009
                              ----------  ----------  -----------  -----------  -----------  -----------
Income:
   Dividend distributions
      received                $   45,412  $   26,928  $   559,089  $   249,745  $   697,861  $ 1,168,306
Expenses:
   Mortality and expense
      risk and
      administrative charges     (41,024)    (41,736)    (504,192)    (437,792)    (424,622)    (406,434)
                              ----------  ----------  -----------  -----------  -----------  -----------
Net investment income (loss)       4,388     (14,808)      54,897     (188,047)     273,239      761,872
                              ----------  ----------  -----------  -----------  -----------  -----------
Realized gains (losses) on
   investments:
   Capital gain
      distributions received          --          --           --           --           --       20,676
   Net realized gain (loss)     (446,163)   (713,847)  (3,625,448)  (2,264,362)  (1,671,753)  (2,647,971)
                              ----------  ----------  -----------  -----------  -----------  -----------
Realized gains (losses)         (446,163)   (713,847)  (3,625,448)  (2,264,362)  (1,671,753)  (2,627,295)
                              ----------  ----------  -----------  -----------  -----------  -----------
Unrealized appreciation
   (depreciation) during
   the period                    758,616   1,513,949    8,125,981   11,293,317    3,940,420    8,459,040
                              ----------  ----------  -----------  -----------  -----------  -----------
Net increase (decrease) in
   contract owners' equity
   from operations               316,841     785,294    4,555,430    8,840,908    2,541,906    6,593,617
                              ----------  ----------  -----------  -----------  -----------  -----------
Changes from principal
   transactions:
   Purchase payments              24,177      55,738      413,104      311,457      192,809      679,112
   Transfers between
      sub-accounts and the
      company                   (190,326)   (131,896)  (1,075,283)   1,410,125     (799,512)   1,765,336
   Withdrawals                  (629,001)   (234,636)  (3,701,370)  (1,199,805)  (5,579,010)  (3,572,063)
   Annual contract fee            (3,309)     (3,551)    (158,371)    (159,949)     (31,836)     (42,476)
                              ----------  ----------  -----------  -----------  -----------  -----------
Net increase (decrease) in
   contract owners' equity
   from principal
   transactions                 (798,459)   (314,345)  (4,521,920)     361,828   (6,217,549)  (1,170,091)
                              ----------  ----------  -----------  -----------  -----------  -----------
Total increase (decrease)
   in contract owners'
   equity                       (481,618)    470,949       33,510    9,202,736   (3,675,643)   5,423,526
Contract owners' equity at
   beginning of period         3,043,641   2,572,692   34,901,841   25,699,105   30,229,430   24,805,904
                              ----------  ----------  -----------  -----------  -----------  -----------
Contract owners' equity at
   end of period              $2,562,023  $3,043,641  $34,935,351  $34,901,841  $26,553,787  $30,229,430
                              ==========  ==========  ===========  ===========  ===========  ===========

                                 2010        2009         2010         2009         2010         2009
                              ----------  ----------  -----------  -----------  -----------  -----------
Units, beginning of period       221,429     250,075    2,337,815    2,297,428    1,753,765    1,854,565
Units issued                      11,805      46,386      160,462      233,782      156,250      345,363
Units redeemed                    70,765      75,032      445,523      193,395      499,872      446,163
                              ----------  ----------  -----------  -----------  -----------  -----------
Units, end of period             162,469     221,429    2,052,754    2,337,815    1,410,143    1,753,765
                              ==========  ==========  ===========  ===========  ===========  ===========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENTS OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                  Lifestyle Balanced       Lifestyle Conservative     Lifestyle Conservative
                                       Series II                   Series I                  Series II
                              --------------------------  ------------------------  --------------------------
                                  2010          2009         2010         2009          2010          2009
                              ------------  ------------  -----------  -----------  ------------  ------------
Income:
   Dividend distributions
      received                $ 22,272,947  $ 31,175,464  $   292,345  $   582,874  $  5,685,259  $  9,422,110
Expenses:
   Mortality and expense
      risk and
      administrative charges   (13,319,349)  (11,042,216)    (179,668)    (187,363)   (3,464,326)   (2,553,242)
                              ------------  ------------  -----------  -----------  ------------  ------------
Net investment income (loss)     8,953,598    20,133,248      112,677      395,511     2,220,933     6,868,868
                              ------------  ------------  -----------  -----------  ------------  ------------
Realized gains (losses) on
   investments:
   Capital gain
      distributions received            --       562,085           --       30,408            --       396,359
   Net realized gain (loss)    (18,392,184)  (26,404,043)    (112,720)    (875,345)   (1,004,053)   (6,087,187)
                              ------------  ------------  -----------  -----------  ------------  ------------
Realized gains (losses)        (18,392,184)  (25,841,958)    (112,720)    (844,937)   (1,004,053)   (5,690,828)
                              ------------  ------------  -----------  -----------  ------------  ------------
Unrealized appreciation
   (depreciation) during
   the period                   90,471,045   188,255,011      811,520    2,536,873    14,230,745    28,807,979
                              ------------  ------------  -----------  -----------  ------------  ------------
Net increase (decrease) in
   contract owners' equity
   from operations              81,032,459   182,546,301      811,477    2,087,447    15,447,625    29,986,019
                              ------------  ------------  -----------  -----------  ------------  ------------
Changes from principal
   transactions:
   Purchase payments            34,688,684    54,719,626       41,322       34,459    13,767,992    15,012,122
   Transfers between
      sub-accounts and the
      company                    9,904,899    42,738,422      810,679     (349,654)   25,264,396    38,955,393
   Withdrawals                 (57,011,407)  (37,119,350)  (2,132,151)  (1,925,443)  (20,121,162)  (12,961,289)
   Annual contract fee          (4,305,274)   (3,669,105)     (10,863)     (12,575)   (1,107,805)     (753,569)
                              ------------  ------------  -----------  -----------  ------------  ------------
Net increase (decrease) in
   contract owners' equity
   from principal
   transactions                (16,723,098)   56,669,593   (1,291,013)  (2,253,213)   17,803,421    40,252,657
                              ------------  ------------  -----------  -----------  ------------  ------------
Total increase (decrease)
   in contract owners'
   equity                       64,309,361   239,215,894     (479,536)    (165,766)   33,251,046    70,238,676
Contract owners' equity at
   beginning of period         846,399,527   607,183,633   11,621,584   11,787,350   195,830,587   125,591,911
                              ------------  ------------  -----------  -----------  ------------  ------------
Contract owners' equity at
   end of period              $910,708,888  $846,399,527  $11,142,048  $11,621,584  $229,081,633  $195,830,587
                              ============  ============  ===========  ===========  ============  ============

                                  2010          2009         2010         2009          2010          2009
                              ------------  ------------  -----------  -----------  ------------  ------------
Units, beginning of period      57,547,943    52,147,101      617,028      751,308    12,691,596     9,578,698
Units issued                     4,247,183    10,179,238       98,678      172,624     4,422,431     5,570,239
Units redeemed                   4,900,909     4,778,396      168,291      306,904     3,181,664     2,457,341
                              ------------  ------------  -----------  -----------  ------------  ------------
Units, end of period            56,894,217    57,547,943      547,415      617,028    13,932,363    12,691,596
                              ============  ============  ===========  ===========  ============  ============

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENTS OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                  Lifestyle Growth          Lifestyle Growth           Lifestyle Moderate
                                      Series I                  Series II                  Series I
                              ------------------------  --------------------------  ------------------------
                                  2010         2009         2010          2009          2010         2009
                              -----------  -----------  ------------  ------------  -----------  -----------
Income:
   Dividend distributions
      received                $   404,582  $   525,295  $ 20,586,742  $ 24,794,572  $   345,602  $   591,383
Expenses:
   Mortality and expense
      risk and
      administrative charges     (265,550)    (259,214)  (14,210,727)  (11,900,119)    (212,716)    (204,458)
                              -----------  -----------  ------------  ------------  -----------  -----------
Net investment income (loss)      139,032      266,081     6,376,015    12,894,453      132,886      386,925
                              -----------  -----------  ------------  ------------  -----------  -----------
Realized gains (losses) on
   investments:
   Capital gain
      distributions received           --           --            --            --           --           --
   Net realized gain (loss)      (849,392)  (1,770,153)  (26,794,554)  (28,458,260)    (350,878)  (1,428,354)
                              -----------  -----------  ------------  ------------  -----------  -----------
Realized gains (losses)          (849,392)  (1,770,153)  (26,794,554)  (28,458,260)    (350,878)  (1,428,354)
                              -----------  -----------  ------------  ------------  -----------  -----------
Unrealized appreciation
   (depreciation) during
   the period                   2,536,783    6,093,815   118,232,817   227,997,208    1,335,132    3,936,810
                              -----------  -----------  ------------  ------------  -----------  -----------
Net increase (decrease) in
   contract owners' equity
   from operations              1,826,423    4,589,743    97,814,278   212,433,401    1,117,140    2,895,381
                              -----------  -----------  ------------  ------------  -----------  -----------
Changes from principal
   transactions:
   Purchase payments              758,857       61,791    33,337,999    42,788,493      144,585      261,638
   Transfers between
      sub-accounts and the
      company                      35,860       37,528    (1,640,229)   18,997,254      802,638      469,072
   Withdrawals                 (2,650,531)  (3,123,219)  (47,342,647)  (25,030,528)  (2,466,475)  (3,144,087)
   Annual contract fee            (34,146)     (15,479)   (4,938,190)   (4,498,747)      (8,008)     (11,363)
                              -----------  -----------  ------------  ------------  -----------  -----------
Net increase (decrease) in
   contract owners' equity
   from principal
   transactions                (1,889,960)  (3,039,379)  (20,583,067)   32,256,472   (1,527,260)  (2,424,740)
                              -----------  -----------  ------------  ------------  -----------  -----------
Total increase (decrease)
   in contract owners'
   equity                         (63,537)   1,550,364    77,231,211   244,689,873     (410,120)     470,641
Contract owners' equity at
   beginning of period         17,934,747   16,384,383   904,375,985   659,686,112   13,889,676   13,419,035
                              -----------  -----------  ------------  ------------  -----------  -----------
Contract owners' equity at
   end of period              $17,871,210  $17,934,747  $981,607,196  $904,375,985  $13,479,556  $13,889,676
                              ===========  ===========  ============  ============  ===========  ===========

                                  2010         2009         2010          2009          2010         2009
                              -----------  -----------  ------------  ------------  -----------  -----------
Units, beginning of period      1,147,523    1,375,913    64,056,962    60,321,560      783,719      955,032
Units issued                      145,233      117,878     4,856,082     7,969,505       87,828      127,180
Units redeemed                    253,037      346,268     5,826,503     4,234,103      175,614      298,493
                              -----------  -----------  ------------  ------------  -----------  -----------
Units, end of period            1,039,719    1,147,523    63,086,541    64,056,962      695,933      783,719
                              ===========  ===========  ============  ============  ===========  ===========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENTS OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                  Lifestyle Moderate
                                       Series II          Mid Cap Index Series I   Mid Cap Index Series II
                              --------------------------  ----------------------  ------------------------
                                  2010          2009         2010        2009          2010        2009
                              ------------  ------------  ----------  ----------  -----------  -----------
Income:
   Dividend distributions
      received                $  7,765,954  $ 11,622,622  $   17,830  $   14,511  $    91,816  $    75,130
Expenses:
   Mortality and expense
      risk and
      administrative charges    (4,650,149)   (3,741,454)    (25,107)    (21,345)    (174,249)    (139,206)
                              ------------  ------------  ----------  ----------  -----------  -----------
Net investment income (loss)     3,115,805     7,881,168      (7,277)     (6,834)     (82,433)     (64,076)
                              ------------  ------------  ----------  ----------  -----------  -----------
Realized gains (losses) on
   investments:
   Capital gain
      distributions received            --            --          --      21,314           --      137,046
   Net realized gain (loss)     (4,072,791)  (10,373,082)   (130,192)   (194,675)    (646,299)    (942,577)
                              ------------  ------------  ----------  ----------  -----------  -----------
Realized gains (losses)         (4,072,791)  (10,373,082)   (130,192)   (173,361)    (646,299)    (805,531)
                              ------------  ------------  ----------  ----------  -----------  -----------
Unrealized appreciation
   (depreciation) during
   the period                   26,496,520    57,486,635     480,195     588,423    3,051,766    3,551,689
                              ------------  ------------  ----------  ----------  -----------  -----------
Net increase (decrease) in
   contract owners' equity
   from operations              25,539,534    54,994,721     342,726     408,228    2,323,034    2,682,082
                              ------------  ------------  ----------  ----------  -----------  -----------
Changes from principal
   transactions:
   Purchase payments            17,732,999    24,379,694         949         504       99,739      117,506
   Transfers between
      sub-accounts and the
      company                   18,561,452    20,452,516     184,609      98,015      (17,297)      65,698
   Withdrawals                 (20,876,029)  (15,253,812)   (236,092)   (216,642)    (949,067)    (619,417)
   Annual contract fee          (1,469,867)   (1,128,582)     (1,493)     (1,464)     (49,550)     (47,089)
                              ------------  ------------  ----------  ----------  -----------  -----------
Net increase (decrease) in
   contract owners' equity
   from principal
   transactions                 13,948,555    28,449,816     (52,027)   (119,587)    (916,175)    (483,302)
                              ------------  ------------  ----------  ----------  -----------  -----------
Total increase (decrease)
   in contract owners'
   equity                       39,488,089    83,444,537     290,699     288,641    1,406,859    2,198,780
Contract owners' equity at
   beginning of period         284,909,963   201,465,426   1,630,122   1,341,481   10,562,167    8,363,387
                              ------------  ------------  ----------  ----------  -----------  -----------
Contract owners' equity at
   end of period              $324,398,052  $284,909,963  $1,920,821  $1,630,122  $11,969,026  $10,562,167
                              ============  ============  ==========  ==========  ===========  ===========

                                  2010          2009         2010        2009          2010        2009
                              ------------  ------------  ----------  ----------  -----------  -----------
Units, beginning of period      19,158,362    16,670,661      94,682     105,262      677,616      712,717
Units issued                     3,195,748     4,853,075      30,277      14,212       96,466       79,738
Units redeemed                   2,142,786     2,365,374      35,260      24,792      153,697      114,839
                              ------------  ------------  ----------  ----------  -----------  -----------
Units, end of period            20,211,324    19,158,362      89,699      94,682      620,385      677,616
                              ============  ============  ==========  ==========  ===========  ===========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENTS OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                               Mid Cap Stock Series I    Mid Cap Stock Series II    Mid Value Series I
                              ------------------------  ------------------------  ----------------------
                                 2010          2009         2010         2009        2010        2009
                              -----------  -----------  -----------  -----------  ----------  ----------
Income:
   Dividend distributions
      received                $         8  $        --  $        --  $        --  $   79,489  $   17,371
Expenses:
   Mortality and expense
      risk and
      administrative charges     (152,443)    (148,460)    (248,275)    (215,809)    (63,581)    (42,414)
                              -----------  -----------  -----------  -----------  ----------  ----------
Net investment income (loss)     (152,435)    (148,460)    (248,275)    (215,809)     15,908     (25,043)
                              -----------  -----------  -----------  -----------  ----------  ----------
Realized gains (losses) on
   investments:
   Capital gain
      distributions received           --           --           --           --      14,426          --
   Net realized gain (loss)      (603,741)  (1,223,712)    (555,709)    (953,223)    208,997     112,107
                              -----------  -----------  -----------  -----------  ----------  ----------
Realized gains (losses)          (603,741)  (1,223,712)    (555,709)    (953,223)    223,423     112,107
                              -----------  -----------  -----------  -----------  ----------  ----------
Unrealized appreciation
   (depreciation) during
   the period                   2,673,841    3,767,207    3,916,006    4,892,184     295,396   1,056,987
                              -----------  -----------  -----------  -----------  ----------  ----------
Net increase (decrease) in
   contract owners' equity
   from operations              1,917,665    2,395,035    3,112,022    3,723,152     534,727   1,144,051
                              -----------  -----------  -----------  -----------  ----------  ----------
Changes from principal
   transactions:
   Purchase payments               95,957       43,082      106,950      177,993         960         640
   Transfers between
      sub-accounts and the
      company                    (194,531)    (505,479)    (671,767)    (392,922)    (91,115)  3,256,905
   Withdrawals                 (1,590,973)  (2,030,770)  (1,572,129)    (652,219)   (518,770)   (235,959)
   Annual contract fee            (13,314)     (11,975)     (54,680)     (57,305)     (4,384)     (2,272)
                              -----------  -----------  -----------  -----------  ----------  ----------
Net increase (decrease) in
   contract owners' equity
   from principal
   transactions                (1,702,861)  (2,505,142)  (2,191,626)    (924,453)   (613,309)  3,019,314
                              -----------  -----------  -----------  -----------  ----------  ----------
Total increase (decrease)
   in contract owners'
   equity                         214,804     (110,107)     920,396    2,798,699     (78,582)  4,163,365
Contract owners' equity at
   beginning of period         10,087,347   10,197,454   16,194,692   13,395,993   4,163,365          --
                              -----------  -----------  -----------  -----------  ----------  ----------
Contract owners' equity at
   end of period              $10,302,151  $10,087,347  $17,115,088  $16,194,692  $4,084,783  $4,163,365
                              ===========  ===========  ===========  ===========  ==========  ==========

                                 2010          2009         2010         2009        2010        2009
                              -----------  -----------  -----------  -----------  ----------  ----------
Units, beginning of period        699,450      913,146      928,470      988,037     276,616          --
Units issued                       24,695       17,509       65,213       77,964       3,189     330,859
Units redeemed                    132,560      231,205      180,648      137,531      42,544      54,243
                              -----------  -----------  -----------  -----------  ----------  ----------
Units, end of period              591,585      699,450      813,035      928,470     237,261     276,616
                              ===========  ===========  ===========  ===========  ==========  ==========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENTS OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                 Mid Value Series II       Money Market Series I       Money Market Series II
                              ------------------------  ---------------------------  --------------------------
                                  2010         2009          2010          2009          2010          2009
                              -----------  -----------  -------------  ------------  ------------  ------------
Income:
   Dividend distributions
      received                $   221,539  $    28,391  $          --  $     43,350  $         --  $     97,661
Expenses:
   Mortality and expense
      risk and
      administrative charges     (194,559)    (128,922)      (194,916)     (299,887)   (1,200,594)   (1,862,672)
                              -----------  -----------  -------------  ------------  ------------  ------------
Net investment income (loss)       26,980     (100,531)      (194,916)     (256,537)   (1,200,594)   (1,765,011)
                              -----------  -----------  -------------  ------------  ------------  ------------
Realized gains (losses) on
   investments:
   Capital gain
      distributions received       45,322           --            135            --           793            --
   Net realized gain (loss)       684,730      (66,016)            --            --            --            --
                              -----------  -----------  -------------  ------------  ------------  ------------
Realized gains (losses)           730,052      (66,016)           135            --           793            --
                              -----------  -----------  -------------  ------------  ------------  ------------
Unrealized appreciation
   (depreciation) during
   the period                     885,273    3,679,685             --            --            --            --
                              -----------  -----------  -------------  ------------  ------------  ------------
Net increase (decrease) in
   contract owners' equity
   from operations              1,642,305    3,513,138       (194,781)     (256,537)   (1,199,801)   (1,765,011)
                              -----------  -----------  -------------  ------------  ------------  ------------
Changes from principal
   transactions:
   Purchase payments               80,124       28,778        837,582       323,581     9,959,577    16,044,584
   Transfers between
      sub-accounts and the
      company                    (281,807)   9,765,797     (9,167,167)    2,443,820   (17,961,509)  (17,431,242)
   Withdrawals                 (1,499,018)  (1,004,525)  4,396,281.00   (12,230,007)  (19,083,486)  (29,337,317)
   Annual contract fee            (42,218)     (27,861)       (13,403)      (19,360)     (376,425)     (516,087)
                              -----------  -----------  -------------  ------------  ------------  ------------
Net increase (decrease) in
   contract owners' equity
   from principal
   transactions                (1,742,919)   8,762,189     (3,946,707)   (9,481,966)  (27,461,843)  (31,240,062)
                              -----------  -----------  -------------  ------------  ------------  ------------
Total increase (decrease)
   in contract
   owners'equity                 (100,614)  12,275,327     (4,141,488)   (9,738,503)  (28,661,644)  (33,005,073)
Contract owners' equity at
   beginning of period         12,904,715      629,388     14,419,204    24,157,707    87,118,936   120,124,009
                              -----------  -----------  -------------  ------------  ------------  ------------
Contract owners' equity at
   end of period              $12,804,101  $12,904,715  $  10,277,716  $ 14,419,204  $ 58,457,292  $ 87,118,936
                              ===========  ===========  =============  ============  ============  ============

                                  2010         2009          2010          2009          2010          2009
                              -----------  -----------  -------------  ------------  ------------  ------------
Units, beginning of period        859,298       60,229        908,732     1,531,839     6,838,505     9,306,136
Units issued                       31,463      918,435        507,903       642,409     4,333,167     6,447,774
Units redeemed                    142,792      119,366        774,718     1,265,516     6,512,448     8,915,405
                              -----------  -----------  -------------  ------------  ------------  ------------
Units, end of period              747,969      859,298        641,917       908,732     4,659,224     6,838,505
                              ===========  ===========  =============  ============  ============  ============

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENTS OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                   Money Market          Mutual Shares        Natural Resources
                                 Trust B Series NAV         Series I             Series II
                              -----------------------  -----------------  ------------------------
                                 2010         2009       2010      2009      2010          2009
                              ----------  -----------  --------  -------  -----------  -----------
Income:
   Dividend distributions
      received                $    2,509  $    35,813  $  9,720  $    --  $    59,074  $    79,211
Expenses:
   Mortality and expense
      risk and
      administrative charges     (79,157)    (112,620)   (2,212)    (203)    (214,563)    (179,275)
                              ----------  -----------  --------  -------  -----------  -----------
Net investment income (loss)     (76,648)     (76,807)    7,508     (203)    (155,489)    (100,064)
                              ----------  -----------  --------  -------  -----------  -----------
Realized gains (losses) on
   investments:
   Capital gain
      distributions received          --           --        --       --           --    3,543,039
   Net realized gain (loss)           --           --     2,435      225   (1,543,370)  (8,213,168)
                              ----------  -----------  --------  -------  -----------  -----------
Realized gains (losses)               --           --     2,435      225   (1,543,370)  (4,670,129)
                              ----------  -----------  --------  -------  -----------  -----------
Unrealized appreciation
   (depreciation) during
   the period                         --           --    20,698    4,608    3,370,023    9,728,386
                              ----------  -----------  --------  -------  -----------  -----------
Net increase (decrease) in
   contract owners' equity
   from operations               (76,648)     (76,807)   30,641    4,630    1,671,164    4,958,193
                              ----------  -----------  --------  -------  -----------  -----------
Changes from principal
   transactions:
   Purchase payments               2,100       28,940   253,906   80,765       98,002      323,936
   Transfers between
      sub-accounts and the
      company                    (88,035)  (1,334,047)   65,778   15,548      207,771    1,880,159
   Withdrawals                  (697,979)  (1,866,420)   (5,834)      29   (1,489,128)    (627,661)
   Annual contract fee           (21,746)     (29,479)  (10,699)  (3,217)     (33,709)     (35,596)
                              ----------  -----------  --------  -------  -----------  -----------
Net increase (decrease) in
   contract owners' equity
   from principal
   transactions                 (805,660)  (3,201,006)  303,151   93,125   (1,217,064)   1,540,838
                              ----------  -----------  --------  -------  -----------  -----------
Total increase (decrease)
   in contract owners'
   equity                       (882,308)  (3,277,813)  333,792   97,755      454,100    6,499,031
Contract owners' equity at
   beginning of period         5,298,947    8,576,760    97,755       --   15,108,336    8,609,305
                              ----------  -----------  --------  -------  -----------  -----------
Contract owners' equity at
   end of period              $4,416,639  $ 5,298,947  $431,547  $97,755  $15,562,436  $15,108,336
                              ==========  ===========  ========  =======  ===========  ===========

                                 2010         2009       2010      2009      2010          2009
                              ----------  -----------  --------  -------  -----------  -----------
Units, beginning of period       418,279      669,660     9,252       --      474,644      403,134
Units issued                      94,649      165,449    29,132    9,411      114,590      228,216
Units redeemed                   158,636      416,830     1,393      159      153,099      156,706
                              ----------  -----------  --------  -------  -----------  -----------
Units, end of period             354,292      418,279    36,991    9,252      436,135      474,644
                              ==========  ===========  ========  =======  ===========  ===========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENTS OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                   Optimized All          Optimized Value
                                   Cap Series II             Series II          Pacific Rim Series I
                              ----------------------  ----------------------  -----------------------
                                 2010        2009        2010        2009         2010        2009
                              ----------  ----------  ----------  ----------  -----------  ----------
Income:
   Dividend distributions
      received                $   64,977  $   72,801  $   36,847  $   37,663  $     5,872  $   14,150
Expenses:
   Mortality and expense
      risk and
      administrative charges    (109,341)    (97,015)    (32,605)    (29,969)      (6,682)    (19,265)
                              ----------  ----------  ----------  ----------  -----------  ----------
Net investment income (loss)     (44,364)    (24,214)      4,242       7,694         (810)     (5,115)
                              ----------  ----------  ----------  ----------  -----------  ----------
Realized gains (losses) on
   investments:
   Capital gain
      distributions received          --          --          --          --           --          --
   Net realized gain (loss)     (574,475)   (765,283)   (205,692)   (333,238)    (120,892)   (416,096)
                              ----------  ----------  ----------  ----------  -----------  ----------
Realized gains (losses)         (574,475)   (765,283)   (205,692)   (333,238)    (120,892)   (416,096)
                              ----------  ----------  ----------  ----------  -----------  ----------
Unrealized appreciation
   (depreciation) during
   the period                  1,766,357   2,252,025     435,673     724,556      145,471     816,107
                              ----------  ----------  ----------  ----------  -----------  ----------
Net increase (decrease) in
   contract owners' equity
   from operations             1,147,518   1,462,528     234,223     399,012       23,769     394,896
                              ----------  ----------  ----------  ----------  -----------  ----------
Changes from principal
   transactions:
   Purchase payments              36,073      43,365      23,357      26,284        4,085      12,210
   Transfers between
      sub-accounts and the
      company                   (244,255)   (267,895)      7,059     (69,335)  (1,379,063)    (53,767)
   Withdrawals                  (436,933)   (308,094)   (246,932)   (158,997)     (85,315)   (130,098)
   Annual contract fee           (40,292)    (42,526)    (13,173)    (14,261)        (532)     (1,101)
                              ----------  ----------  ----------  ----------  -----------  ----------
Net increase (decrease) in
   contract owners' equity
   from principal
   transactions                 (685,407)   (575,150)   (229,689)   (216,309)  (1,460,825)   (172,756)
                              ----------  ----------  ----------  ----------  -----------  ----------
Total increase (decrease)
   in contract owners'
   equity                        462,111     887,378       4,534     182,703   (1,437,056)    222,140
Contract owners' equity at
   beginning of period         7,022,309   6,134,931   2,244,650   2,061,947    1,437,056   1,214,916
                              ----------  ----------  ----------  ----------  -----------  ----------
Contract owners' equity at
   end of period              $7,484,420  $7,022,309  $2,249,184  $2,244,650  $        --  $1,437,056
                              ==========  ==========  ==========  ==========  ===========  ==========

                                 2010        2009        2010        2009         2010        2009
                              ----------  ----------  ----------  ----------  -----------  ----------
Units, beginning of period       466,660     513,791     183,307     206,574      122,888     135,518
Units issued                      17,608       7,991       6,482      19,185        5,128      57,054
Units redeemed                    60,561      55,122      24,958      42,452      128,016      69,684
                              ----------  ----------  ----------  ----------  -----------  ----------
Units, end of period             423,707     466,660     164,831     183,307           --     122,888
                              ==========  ==========  ==========  ==========  ===========  ==========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENTS OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                                     Real Estate
                               Pacific Rim Series II       PIMCO All Asset       Securities Series I
                              -----------------------  ----------------------  -----------------------
                                 2010         2009        2010        2009        2010        2009
                              -----------  ----------  ----------  ----------  ----------  -----------
Income:
   Dividend distributions
      received                $    13,606  $   23,073  $  218,530  $  168,350  $   53,764  $    77,834
Expenses:
   Mortality and expense
      risk and
      administrative charges      (16,717)    (40,689)    (49,758)    (39,114)    (45,211)     (34,816)
                              -----------  ----------  ----------  ----------  ----------  -----------
Net investment income (loss)       (3,111)    (17,616)    168,772     129,236       8,553       43,018
                              -----------  ----------  ----------  ----------  ----------  -----------
Realized gains (losses) on
   investments:
   Capital gain
      distributions received           --          --          --          --          --           --
   Net realized gain (loss)      (684,752)   (393,668)     (8,143)    (68,113)   (436,977)  (1,219,646)
                              -----------  ----------  ----------  ----------  ----------  -----------
Realized gains (losses)          (684,752)   (393,668)     (8,143)    (68,113)   (436,977)  (1,219,646)
                              -----------  ----------  ----------  ----------  ----------  -----------
Unrealized appreciation
   (depreciation) during
   the period                     728,122   1,119,926     160,831     369,699   1,141,656    1,763,234
                              -----------  ----------  ----------  ----------  ----------  -----------
Net increase (decrease) in
   contract owners' equity
   from operations                 40,258     708,642     321,460     430,822     713,232      586,606
                              -----------  ----------  ----------  ----------  ----------  -----------
Changes from principal
   transactions:
   Purchase payments                5,222     113,054       2,680      19,545       1,071        1,264
   Transfers between
      sub-accounts and the
      company                  (3,151,494)    138,397     484,433     126,389     (48,231)     (75,576)
   Withdrawals                    (91,861)    (25,460)   (179,436)    (95,173)   (414,769)    (196,464)
   Annual contract fee             (2,997)     (9,945)     (7,965)     (6,640)     (2,289)      (2,393)
                              -----------  ----------  ----------  ----------  ----------  -----------
Net increase (decrease) in
   contract owners' equity
   from principal
   transactions                (3,241,130)    216,046     299,712      44,121    (464,218)    (273,169)
                              -----------  ----------  ----------  ----------  ----------  -----------
Total increase (decrease)
   in contract owners'
   equity                      (3,200,872)    924,688     621,172     474,943     249,014      313,437
Contract owners' equity at
   beginning of period          3,200,872   2,276,184   2,831,337   2,356,394   2,838,113    2,524,676
                              -----------  ----------  ----------  ----------  ----------  -----------
Contract owners' equity at
   end of period              $         0  $3,200,872  $3,452,509  $2,831,337  $3,087,127  $ 2,838,113
                              ===========  ==========  ==========  ==========  ==========  ===========

                                 2010         2009        2010        2009        2010        2009
                              -----------  ----------  ----------  ----------  ----------  ----------
Units, beginning of period        194,752     177,225     182,296     181,038     118,763     135,450
Units issued                       30,501      47,897      38,673      20,090       7,451      13,000
Units redeemed                    225,253      30,370      20,545      18,832      24,925      29,687
                              -----------  ----------  ----------  ----------  ----------  ----------
Units, end of period                   --     194,752     200,424     182,296     101,289     118,763
                              ===========  ==========  ==========  ==========  ==========  ==========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENTS OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                     Real Estate              Real Return           Science & Technology
                                Securities Series II         Bond Series II               Series I
                              ------------------------  ------------------------  ------------------------
                                 2010          2009         2010         2009         2010         2009
                              -----------  -----------  -----------  -----------  -----------  -----------
Income:
   Dividend distributions
      received                $   157,637  $   230,901  $ 1,107,379  $   832,425  $         5  $        --
Expenses:
   Mortality and expense
      risk and
      administrative charges     (152,979)    (112,466)    (162,215)    (154,589)    (110,747)     (99,920)
                              -----------  -----------  -----------  -----------  -----------  -----------
Net investment income (loss)        4,658      118,435      945,164      677,836     (110,742)     (99,920)
                              -----------  -----------  -----------  -----------  -----------  -----------
Realized gains (losses) on
   investments:
   Capital gain
      distributions received           --           --           --      568,581           --           --
   Net realized gain (loss)    (1,474,186)  (3,395,117)    (259,540)    (372,894)     438,706      257,419
                              -----------  -----------  -----------  -----------  -----------  -----------
Realized gains (losses)        (1,474,186)  (3,395,117)    (259,540)     195,687      438,706      257,419
                              -----------  -----------  -----------  -----------  -----------  -----------
Unrealized appreciation
   (depreciation) during
   the period                   3,743,589    5,342,313       17,561      687,618    1,238,098    3,121,520
                              -----------  -----------  -----------  -----------  -----------  -----------
Net increase (decrease) in
   contract owners' equity
   from operations              2,274,061    2,065,631      703,185    1,561,141    1,566,062    3,279,019
                              -----------  -----------  -----------  -----------  -----------  -----------
Changes from principal
   transactions:
   Purchase payments               30,061      112,904       34,852       73,673       14,390       15,845
   Transfers between
      sub-accounts and the
      company                     (17,355)    (217,683)     282,105       38,601        9,975     (230,040)
   Withdrawals                   (963,859)    (469,699)  (1,642,717)  (1,218,551)  (1,057,599)    (714,467)
   Annual contract fee            (26,339)     (25,821)     (24,205)     (25,176)      (9,211)      (9,525)
                              -----------  -----------  -----------  -----------  -----------  -----------
Net increase (decrease) in
   contract owners' equity
   from principal
   transactions                  (977,492)    (600,299)  (1,349,965)  (1,131,453)  (1,042,445)    (938,187)
                              -----------  -----------  -----------  -----------  -----------  -----------
Total increase (decrease)
   in contract owners'
   equity                       1,296,569    1,465,332     (646,780)     429,688      523,617    2,340,832
Contract owners' equity at
   beginning of period          8,905,463    7,440,131    9,958,649    9,528,961    7,809,773    5,468,941
                              -----------  -----------  -----------  -----------  -----------  -----------
Contract owners' equity at
   end of period              $10,202,032  $ 8,905,463  $ 9,311,869  $ 9,958,649  $ 8,333,390  $ 7,809,773
                              ===========  ===========  ===========  ===========  ===========  ===========

                                 2010          2009         2010         2009         2010         2009
                              -----------  -----------  -----------  -----------  -----------  -----------
Units, beginning of period        474,270      500,920      653,813      734,055      799,316      926,425
Units issued                       57,329       83,419      116,489      117,510       41,110       90,720
Units redeemed                     99,319      110,069      198,243      197,752      190,487      217,829
                              -----------  -----------  -----------  -----------  -----------  -----------
Units, end of period              432,280      474,270      572,059      653,813      649,939      799,316
                              ===========  ===========  ===========  ===========  ===========  ===========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENTS OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                                       Short Term   Short Term
                                                       Government   Government
                               Science & Technology      Income       Income       Small Cap Growth
                                     Series II          Series I    Series II          Series II
                              ----------------------  ------------------------  ----------------------
                                 2010        2009         2010         2010        2010        2009
                              ----------  ----------  -----------  -----------  ----------  ----------
Income:
   Dividend distributions
      received                $       --  $       --  $   154,892  $   139,500  $       --  $       --
Expenses:
   Mortality and expense
      risk and
      administrative charges     (91,352)    (69,391)    (111,018)    (121,667)    (36,022)    (31,175)
                              ----------  ----------  -----------  -----------  ----------  ----------
Net investment income (loss)     (91,352)    (69,391)      43,874       17,833     (36,022)    (31,175)
                              ----------  ----------  -----------  -----------  ----------  ----------
Realized gains (losses) on
   investments:
   Capital gain
      distributions received          --          --        2,625        2,564          --          --
   Net realized gain (loss)      199,524    (259,262)      29,788       45,620      95,536    (387,587)
                              ----------  ----------  -----------  -----------  ----------  ----------
Realized gains (losses)          199,524    (259,262)      32,413       48,184      95,536    (387,587)
                              ----------  ----------  -----------  -----------  ----------  ----------
Unrealized appreciation
   (depreciation) during
   the period                  1,072,386   2,462,380       27,695        7,293     377,758     948,228
                              ----------  ----------  -----------  -----------  ----------  ----------
Net increase (decrease) in
   contract owners' equity
   from operations             1,180,558   2,133,727      103,982       73,310     437,272     529,466
                              ----------  ----------  -----------  -----------  ----------  ----------
Changes from principal
   transactions:
   Purchase payments              56,663     142,572        1,975       44,718       7,879      61,707
   Transfers between
      sub-accounts and the
      company                    286,631     873,255   11,665,101   12,107,819     179,620    (341,122)
   Withdrawals                  (486,069)   (270,749)  (1,505,242)    (652,913)   (186,778)   (144,347)
   Annual contract fee           (20,980)    (20,856)      (2,368)     (15,433)     (4,544)     (4,694)
                              ----------  ----------  -----------  -----------  ----------  ----------
Net increase (decrease) in
   contract owners' equity
   from principal
   transactions                 (163,755)    724,222   10,159,466   11,484,191      (3,823)   (428,456)
                              ----------  ----------  -----------  -----------  ----------  ----------
Total increase (decrease)
   in contract owners'
   equity                      1,016,803   2,857,949   10,263,448   11,557,501     433,449     101,010
Contract owners' equity at
   beginning of period         5,798,666   2,940,717           --           --   2,158,133   2,057,123
                              ----------  ----------  -----------  -----------  ----------  ----------
Contract owners' equity at
   end of period              $6,815,469  $5,798,666  $10,263,448  $11,557,501  $2,591,582  $2,158,133
                              ==========  ==========  ===========  ===========  ==========  ==========

                                 2010        2009         2010         2010        2010        2009
                              ----------  ----------  -----------  -----------  ----------  ----------
Units, beginning of period       402,031     328,686           --           --     148,541     183,623
Units issued                     111,727     213,398      951,405    1,145,731      41,615      38,363
Units redeemed                   128,474     140,053      137,179      227,121      41,674      73,445
                              ----------  ----------  -----------  -----------  ----------  ----------
Units, end of period             385,284     402,031      814,226      918,610     148,482     148,541
                              ==========  ==========  ===========  ===========  ==========  ==========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENTS OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                    Small Cap             Small Cap               Small Cap
                                 Index Series I         Index Series II     Opportunities Series I
                              --------------------  ----------------------  ----------------------
                                2010        2009       2010        2009        2010        2009
                              ---------  ---------  ----------  ----------  ----------  ----------
Income:
   Dividend distributions
      received                $   3,319  $   4,358  $   22,531  $   41,146  $       --  $       --
Expenses:
   Mortality and expense
      risk and
      administrative charges    (10,213)    (8,931)   (123,406)   (105,816)    (22,737)    (19,501)
                              ---------  ---------  ----------  ----------  ----------  ----------
Net investment income (loss)     (6,894)    (4,573)   (100,875)    (64,670)    (22,737)    (19,501)
                              ---------  ---------  ----------  ----------  ----------  ----------
Realized gains (losses) on
   investments:
   Capital gain
      distributions received         --     17,896          --     213,772          --          --
   Net realized gain (loss)     (64,309)   (93,539)   (387,937)   (644,653)   (200,165)   (340,508)
                              ---------  ---------  ----------  ----------  ----------  ----------
Realized gains (losses)         (64,309)   (75,643)   (387,937)   (430,881)   (200,165)   (340,508)
                              ---------  ---------  ----------  ----------  ----------  ----------
Unrealized appreciation
   (depreciation) during
   the period                   203,420    202,170   2,236,079   2,034,942     528,216     708,428
                              ---------  ---------  ----------  ----------  ----------  ----------
Net increase (decrease) in
   contract owners' equity
   from operations              132,217    121,954   1,747,267   1,539,391     305,314     348,419
                              ---------  ---------  ----------  ----------  ----------  ----------
Changes from principal
   transactions:
   Purchase payments                527        284      93,719      68,639       1,200         215
   Transfers between
      sub-accounts and the
      company                   144,425    (24,002)   (386,240)   (310,047)    294,790     (16,203)
   Withdrawals                 (136,664)   (93,340)   (556,119)   (325,070)   (139,935)   (203,421)
   Annual contract fee             (504)      (507)    (40,654)    (43,093)       (821)       (819)
                              ---------  ---------  ----------  ----------  ----------  ----------
Net increase (decrease) in
   contract owners' equity
   from principal
   transactions                   7,784   (117,565)   (889,294)   (609,571)    155,234    (220,228)
                              ---------  ---------  ----------  ----------  ----------  ----------
Total increase (decrease)
   in contract owners'
   equity                       140,001      4,389     857,973     929,820     460,548     128,191
Contract owners' equity at
   beginning of period          592,140    587,751   7,709,607   6,779,787   1,403,807   1,275,616
                              ---------  ---------  ----------  ----------  ----------  ----------
Contract owners' equity at
   end of period              $ 732,141  $ 592,140  $8,567,580  $7,709,607  $1,864,355  $1,403,807
                              =========  =========  ==========  ==========  ==========  ==========

                                2010        2009       2010        2009        2010        2009
                              ---------  ---------  ----------  ----------  ----------  ----------
Units, beginning of period       42,433     52,481     533,669     583,749      83,182      99,833
Units issued                     12,660      3,054      23,314      22,252      29,949      18,942
Units redeemed                   12,774     13,102      79,824      72,332      26,781      35,593
                              ---------  ---------  ----------  ----------  ----------  ----------
Units, end of period             42,319     42,433     477,159     533,669      86,350      83,182
                              =========  =========  ==========  ==========  ==========  ==========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENTS OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                     Small Cap
                                  Opportunities              Small Cap             Small Company
                                     Series II            Value Series II         Value Series I
                              ----------------------  ----------------------  ----------------------
                                 2010        2009        2010        2009        2010        2009
                              ----------  ----------  ----------  ----------  ----------  ----------
Income:
   Dividend distributions
      received                $       --  $       --  $    5,292  $   10,137  $   58,056  $   15,608
Expenses:
   Mortality and expense
      risk and
      administrative charges     (76,162)    (60,020)    (51,490)    (36,783)    (66,337)    (64,550)
                              ----------  ----------  ----------  ----------  ----------  ----------
Net investment income (loss)     (76,162)    (60,020)    (46,198)    (26,646)     (8,281)    (48,942)
                              ----------  ----------  ----------  ----------  ----------  ----------
Realized gains (losses) on
   investments:
   Capital gain
      distributions received          --          --          --          --          --     555,545
   Net realized gain (loss)     (386,959)   (515,078)    123,025    (594,282)   (409,101)   (863,053)
                              ----------  ----------  ----------  ----------  ----------  ----------
Realized gains (losses)         (386,959)   (515,078)    123,025    (594,282)   (409,101)   (307,508)
                              ----------  ----------  ----------  ----------  ----------  ----------
Unrealized appreciation
   (depreciation) during
   the period                  1,618,931   1,704,218     629,957   1,096,411   1,203,325   1,264,860
                              ----------  ----------  ----------  ----------  ----------  ----------
Net increase (decrease) in
   contract owners' equity
   from operations             1,155,810   1,129,120     706,784     475,483     785,943     908,410
                              ----------  ----------  ----------  ----------  ----------  ----------
Changes from principal
   transactions:
   Purchase payments              76,815     138,664      44,895      51,352      24,488      14,174
   Transfers between
      sub-accounts and the
      company                     84,422    (334,139)    362,248    (299,777)   (144,474)   (283,218)
   Withdrawals                  (447,302)   (154,937)   (258,883)   (121,071)   (686,173)   (705,124)
   Annual contract fee           (20,022)    (19,923)     (5,031)     (4,703)     (4,343)     (4,758)
                              ----------  ----------  ----------  ----------  ----------  ----------
Net increase (decrease) in
   contract owners' equity
   from principal
   transactions                 (306,087)   (370,335)    143,229    (374,199)   (810,502)   (978,926)
                              ----------  ----------  ----------  ----------  ----------  ----------
Total increase (decrease)
   in contract owners'
   equity                        849,723     758,785     850,013     101,284     (24,559)    (70,516)
Contract owners' equity at
   beginning of period         4,528,495   3,769,710   2,847,396   2,746,112   4,554,827   4,625,343
                              ----------  ----------  ----------  ----------  ----------  ----------
Contract owners' equity at
   end of period              $5,378,218  $4,528,495  $3,697,409  $2,847,396  $4,530,268  $4,554,827
                              ==========  ==========  ==========  ==========  ==========  ==========

                                 2010        2009        2010        2009        2010        2009
                              ----------  ----------  ----------  ----------  ----------  ----------
Units, beginning of period       278,902     302,602     204,515     244,270     214,933     274,110
Units issued                      59,034      32,698     116,669      66,041       6,933       4,256
Units redeemed                    79,810      56,398     108,495     105,796      42,718      63,433
                              ----------  ----------  ----------  ----------  ----------  ----------
Units, end of period             258,126     278,902     212,689     204,515     179,148     214,933
                              ==========  ==========  ==========  ==========  ==========  ==========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENTS OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                    Small Company           Smaller Company         Smaller Company
                                   Value Series II          Growth Series I        Growth Series II
                              ------------------------  ----------------------  ----------------------
                                 2010          2009        2010        2009        2010        2009
                              -----------  -----------  ----------  ----------  ----------  ----------
Income:
   Dividend distributions
      received                $   142,357  $    24,338  $       --  $       --  $       --  $       --
Expenses:
   Mortality and expense
      risk and
      administrative charges     (191,216)    (165,565)    (33,225)     (4,433)    (42,394)     (5,238)
                              -----------  -----------  ----------  ----------  ----------  ----------
Net investment income (loss)      (48,859)    (141,227)    (33,225)     (4,433)    (42,394)     (5,238)
                              -----------  -----------  ----------  ----------  ----------  ----------
Realized gains (losses) on
   investments:
   Capital gain
      distributions received           --    1,357,226      34,941          --      42,773          --
   Net realized gain (loss)      (834,981)  (1,019,331)     40,915       1,262      48,176         934
                              -----------  -----------  ----------  ----------  ----------  ----------
Realized gains (losses)          (834,981)     337,895      75,856       1,262      90,949         934
                              -----------  -----------  ----------  ----------  ----------  ----------
Unrealized appreciation
   (depreciation) during
   the period                   3,063,165    2,262,385     426,562     114,654     547,065     129,064
                              -----------  -----------  ----------  ----------  ----------  ----------
Net increase (decrease) in
   contract owners' equity
   from operations              2,179,325    2,459,053     469,193     111,483     595,620     124,760
                              -----------  -----------  ----------  ----------  ----------  ----------
Changes from principal
   transactions:
   Purchase payments              108,495      120,410       3,832         327      43,278       1,119
   Transfers between
      sub-accounts and the
      company                    (200,628)    (341,237)    146,819   2,215,961     111,863   2,521,246
   Withdrawals                 (1,267,208)    (669,358)   (277,240)    (17,015)   (169,182)     (2,845)
   Annual contract fee            (36,737)     (36,636)     (1,560)       (333)    (11,338)       (999)
                              -----------  -----------  ----------  ----------  ----------  ----------
Net increase (decrease) in
   contract owners' equity
   from principal
   transactions                (1,396,078)    (926,821)   (128,149)  2,198,940     (25,379)  2,518,521
                              -----------  -----------  ----------  ----------  ----------  ----------
Total increase (decrease)
   in contract owners'
   equity                         783,247    1,532,232     341,044   2,310,423     570,241   2,643,281
Contract owners' equity at
   beginning of period         12,173,927   10,641,695   2,310,423          --   2,643,281          --
                              -----------  -----------  ----------  ----------  ----------  ----------
Contract owners' equity at
   end of period              $12,957,174  $12,173,927  $2,651,467  $2,310,423  $3,213,522  $2,643,281
                              ===========  ===========  ==========  ==========  ==========  ==========

                                 2010          2009        2010        2009        2010        2009
                              -----------  -----------  ----------  ----------  ----------  ----------
Units, beginning of period        720,645      786,503     176,005          --     201,519          --
Units issued                       39,786       48,073      17,122     179,215      23,769     203,336
Units redeemed                    116,814      113,931      29,217       3,210      26,014       1,817
                              -----------  -----------  ----------  ----------  ----------  ----------
Units, end of period              643,617      720,645     163,910     176,005     199,274     201,519
                              ===========  ===========  ==========  ==========  ==========  ==========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENTS OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                                     Strategic
                                                                                       Income
                               Strategic Bond Series I   Strategic Bond Series II  Opportunities
                              ------------------------  -------------------------  -------------
                                  2010         2009          2010         2009          2010
                              -----------  -----------  ------------  -----------  -------------
Income:
   Dividend distributions
      received                $   695,001  $   604,592  $  1,000,406  $   755,804   $  534,671
Expenses:
   Mortality and expense
      risk and
      administrative charges      (95,680)    (117,365)     (143,162)    (147,763)     (16,573)
                              -----------  -----------  ------------  -----------   ----------
Net investment income (loss)      599,321      487,227       857,244      608,041      518,098
                              -----------  -----------  ------------  -----------   ----------
Realized gains (losses) on
   investments:
   Capital gain
      distributions received           --           --            --           --           --
   Net realized gain (loss)      (866,858)    (558,030)     (985,898)    (478,876)      (2,550)
                              -----------  -----------  ------------  -----------   ----------
Realized gains (losses)          (866,858)    (558,030)     (985,898)    (478,876)      (2,550)
                              -----------  -----------  ------------  -----------   ----------
Unrealized appreciation
   (depreciation) during
   the period                   1,056,418    1,579,060     1,200,326    1,655,906     (402,188)
                              -----------  -----------  ------------  -----------   ----------
Net increase (decrease) in
   contract owners' equity
   from operations                788,881    1,508,257     1,071,672    1,785,071      113,360
                              -----------  -----------  ------------  -----------   ----------
Changes from principal
   transactions:
   Purchase payments                1,862        4,256        17,876      112,618          404
   Transfers between
      sub-accounts and the
      company                  (7,163,728)    (217,167)  (10,747,286)     854,538    7,487,436

   Withdrawals                 (1,540,794)  (1,418,552)     (878,014)    (655,344)    (241,406)
   Annual contract fee             (5,184)      (7,009)      (27,821)     (30,552)        (812)
Net increase (decrease) in    -----------  -----------  ------------  -----------   ----------
   contract owners' equity
   from principal
   transactions                (8,707,844)  (1,638,472)  (11,635,245)     281,260    7,245,622
                              -----------  -----------  ------------  -----------   ----------
Total increase (decrease)
   in contract owners'
   equity                      (7,918,963)    (130,215)  (10,563,573)   2,066,331    7,358,982
Contract owners' equity at
   beginning of period          7,918,963    8,049,178    10,563,573    8,497,242           --
                              -----------  -----------  ------------  -----------   ----------
Contract owners' equity at
   end of period              $        --  $ 7,918,963  $         --  $10,563,573   $7,358,982
                              ===========  ===========  ============  ===========   ==========

                                  2010         2009          2010         2009          2010
                              -----------  -----------  ------------  -----------  -------------
Units, beginning of period        387,892      483,588       670,617      653,786           --
Units issued                       13,027       19,334        48,100      121,307      416,819
Units redeemed                    400,919      115,030       718,717      104,476       16,624
                              -----------  -----------  ------------  -----------   ----------
Units, end of period                   --      387,892            --      670,617      400,195
                              ===========  ===========  ============  ===========   ==========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENTS OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                  Strategic Income       Total Bond Market    Total Bond Market
                                  Opportunities II       Trust A Series II    Trust A Series NAV
                              -----------------------  --------------------  -------------------
                                  2010        2009        2010       2009      2010      2009
                              -----------  ----------  ----------  --------  --------  --------
Income:
   Dividend distributions
      received                $   893,246  $   82,627  $   34,518  $  7,046  $ 17,143  $  4,130
Expenses:
   Mortality and expense
      risk and
      administrative charges      (49,791)    (22,117)    (10,806)   (5,667)   (3,498)     (362)
                              -----------  ----------  ----------  --------  --------  --------
Net investment income (loss)      843,455      60,510      23,712     1,379    13,645     3,768
                              -----------  ----------  ----------  --------  --------  --------
Realized gains (losses) on
   investments:
   Capital gain
      distributions received           --          --          --     4,052        --        --
   Net realized gain (loss)       112,595     (61,716)     18,016     3,730     1,702        41
                              -----------  ----------  ----------  --------  --------  --------
Realized gains (losses)           112,595     (61,716)     18,016     7,782     1,702        41
                              -----------  ----------  ----------  --------  --------  --------
Unrealized appreciation
   (depreciation) during
   the period                    (606,973)    288,879     (35,388)   (2,639)   (3,350)   (2,979)
                              -----------  ----------  ----------  --------  --------  --------
Net increase (decrease) in
   contract owners' equity
   from operations                349,077     287,673       6,340     6,522    11,997       830
                              -----------  ----------  ----------  --------  --------  --------
Changes from principal
   transactions:
   Purchase payments                3,827       2,892     969,448    40,000   373,278   138,903
   Transfers between
      sub-accounts and the
      company                  11,094,996     362,083     297,012  (119,710)  126,786    38,208
   Withdrawals                   (527,181)   (225,585)   (234,869)      768    (7,709)      (39)
   Annual contract fee             (8,560)     (3,361)    (14,424)   (2,973)  (15,901)   (5,432)
                              -----------  ----------  ----------  --------  --------  --------
Net increase (decrease) in
   contract owners' equity
   from principal
   transactions                10,563,082     136,029   1,017,167   (81,915)  476,454   171,640
                              -----------  ----------  ----------  --------  --------  --------
Total increase (decrease)
   in contract owners'
   equity                      10,912,159     423,702   1,023,507   (75,393)  488,451   172,470
Contract owners' equity at
   beginning of period          1,517,465   1,093,763     324,530   399,923   172,470        --
                              -----------  ----------  ----------  --------  --------  --------
Contract owners' equity at
   end of period              $12,429,624  $1,517,465  $1,348,037  $324,530  $660,921  $172,470
                              ===========  ==========  ==========  ========  ========  ========

                                  2010        2009        2010       2009      2010      2009
                              -----------  ----------  ----------  --------  --------  --------
Units, beginning of period         94,813      85,155      23,891    29,789    13,287        --
Units issued                      640,653      50,469     128,752     5,966    38,296    13,392
Units redeemed                     48,469      40,811      49,802    11,864     3,012       105
                              -----------  ----------  ----------  --------  --------  --------
Units, end of period              686,997      94,813     102,841    23,891    48,571    13,287
                              ===========  ==========  ==========  ========  ========  ========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENTS OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                                                                   Total Stock Market
                                Total Return Series I    Total Return Series II      Index Series I
                              ------------------------  ------------------------  --------------------
                                  2010         2009         2010         2009        2010       2009
                              -----------  -----------  -----------  -----------  ---------  ---------
Income:
   Dividend distributions
      received                $   460,801  $   828,353  $   781,694  $ 1,338,600  $   6,276  $   8,415
Expenses:
   Mortality and expense
      risk and
      administrative charges     (320,373)    (332,050)    (588,683)    (537,450)    (8,156)    (9,573)
                              -----------  -----------  -----------  -----------  ---------  ---------
Net investment income (loss)      140,428      496,303      193,011      801,150     (1,880)    (1,158)
                              -----------  -----------  -----------  -----------  ---------  ---------
Realized gains (losses) on
   investments:
   Capital gain
      distributions received      336,232      968,836      627,320    1,548,911         --         --
   Net realized gain (loss)       312,637      (39,037)     614,402      (15,135)    (3,721)    (8,713)
                              -----------  -----------  -----------  -----------  ---------  ---------
Realized gains (losses)           648,869      929,799    1,241,722    1,533,776     (3,721)    (8,713)
                              -----------  -----------  -----------  -----------  ---------  ---------
Unrealized appreciation
   (depreciation) during
   the period                     396,696      860,574      680,284    1,383,771     79,880    156,312
                              -----------  -----------  -----------  -----------  ---------  ---------
Net increase (decrease) in
   contract owners' equity
   from operations              1,185,993    2,286,676    2,115,017    3,718,697     74,279    146,441
                              -----------  -----------  -----------  -----------  ---------  ---------
Changes from principal
   transactions:
   Purchase payments               20,443       41,414      289,194    1,234,607      2,776      1,507
   Transfers between
      sub-accounts and the
      company                    (108,977)   2,027,027      477,899    5,662,392    (22,934)   (29,555)
   Withdrawals                 (3,815,516)  (4,039,080)  (5,393,110)  (3,482,147)  (121,349)  (173,300)
   Annual contract fee            (13,348)     (13,589)     (91,301)     (93,823)      (670)      (950)
                              -----------  -----------  -----------  -----------  ---------  ---------
Net increase (decrease) in
   contract owners' equity
   from principal
   transactions                (3,917,398)  (1,984,228)  (4,717,318)   3,321,029   (142,177)  (202,298)
                              -----------  -----------  -----------  -----------  ---------  ---------
Total increase (decrease)
   in contract owners'
   equity                      (2,731,405)     302,448   (2,602,301)   7,039,726    (67,898)   (55,857)
Contract owners' equity at
   beginning of period         21,410,255   21,107,807   37,903,915   30,864,189    563,977    619,834
                              -----------  -----------  -----------  -----------  ---------  ---------
Contract owners' equity at
   end of period              $18,678,850  $21,410,255  $35,301,614  $37,903,915  $ 496,079  $ 563,977
                              ===========  ===========  ===========  ===========  =========  =========

                                  2010         2009         2010         2009        2010       2009
                              -----------  -----------  -----------  -----------  ---------  ---------
Units, beginning of period      1,055,654    1,165,684    2,189,457    1,984,413     54,556     76,037
Units issued                       75,177      160,384      314,544      606,285      5,915        882
Units redeemed                    262,336      270,414      575,114      401,241     18,867     22,363
                              -----------  -----------  -----------  -----------  ---------  ---------
Units, end of period              868,495    1,055,654    1,928,887    2,189,457     41,604     54,556
                              ===========  ===========  ===========  ===========  =========  =========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENTS OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                                        Ultra Short        U.S. Government
                                 Total Stock Market      Term Bond           Securities
                                   Index Series II       Series II            Series I
                              ------------------------  -----------  -------------------------
                                  2010         2009         2010         2010          2009
                              -----------  -----------  -----------  ------------  -----------
Income:
   Dividend distributions
      received                $    85,596  $    99,342  $     8,907  $    117,839  $   393,928
Expenses:
   Mortality and expense
      risk and
      administrative charges     (125,825)    (116,237)      (4,026)      (60,691)    (204,379)
                              -----------  -----------  -----------  ------------  -----------
Net investment income (loss)      (40,229)     (16,895)       4,881        57,148      189,549
                              -----------  -----------  -----------  ------------  -----------
Realized gains (losses) on
   investments:
   Capital gain
      distributions received           --           --           --       392,057      350,536
   Net realized gain (loss)      (263,375)  (1,004,292)         (10)     (579,728)    (321,966)
                              -----------  -----------  -----------  ------------  -----------
Realized gains (losses)          (263,375)  (1,004,292)         (10)     (187,671)      28,570
                              -----------  -----------  -----------  ------------  -----------
Unrealized appreciation
   (depreciation) during
   the period                   1,414,768    2,671,682       (8,989)      356,080      669,506
                              -----------  -----------  -----------  ------------  -----------
Net increase (decrease) in
   contract owners' equity
   from operations              1,111,164    1,650,495       (4,118)      225,557      887,625
                              -----------  -----------  -----------  ------------  -----------
Changes from principal
   transactions:
   Purchase payments               24,578       35,761       16,542           315       66,573
   Transfers between
      sub-accounts and the
      company                    (194,409)    (672,950)     981,727   (11,852,396)    (642,462)
   Withdrawals                   (819,655)    (465,187)      16,439      (881,948)  (2,645,920)
   Annual contract fee            (38,845)     (41,431)        (355)       (2,340)      (6,491)
                              -----------  -----------  -----------  ------------  -----------
Net increase (decrease) in
   contract owners' equity
   from principal
   transactions                (1,028,331)  (1,143,807)   1,014,353   (12,736,369)  (3,228,300)
                              -----------  -----------  -----------  ------------  -----------
Total increase (decrease)
   in contract owners'
   equity                          82,833      506,688    1,010,235   (12,510,812)  (2,340,675)
Contract owners' equity at
   beginning of period          8,170,250    7,663,562                 12,510,812   14,851,487
                              -----------  -----------  -----------  ------------  -----------
Contract owners' equity at
   end of period              $ 8,253,083  $ 8,170,250  $ 1,010,235  $         --  $12,510,812
                              ===========  ===========  ===========  ============  ===========

                                  2010         2009         2010         2010          2009
                              -----------  -----------  -----------  ------------  -----------
Units, beginning of period        602,567      715,004           --       585,906      750,264
Units issued                       14,603       52,156       83,875        38,929       66,521
Units redeemed                     88,850      164,593        2,455       624,835      230,879
                              -----------  -----------  -----------  ------------  -----------
Units, end of period              528,320      602,567       81,420            --      585,906
                              ===========  ===========  ===========  ============  ===========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENTS OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                   U.S. Government            U.S. High
                                 Securities Series II      Yield Series II      Utilities Series I
                              -------------------------  -------------------  ----------------------
                                  2010          2009        2010      2009       2010        2009
                              ------------  -----------  ---------  --------  ----------  ----------
Income:
   Dividend distributions
      received                $     99,118  $   327,320  $  89,577  $ 24,273  $   46,409  $   99,554
Expenses:
   Mortality and expense
      risk and
      administrative charges       (64,275)    (187,580)    (3,573)   (4,353)    (32,968)    (32,159)
                              ------------  -----------  ---------  --------  ----------  ----------
Net investment income (loss)        34,843      139,740     86,004    19,920      13,441      67,395
                              ------------  -----------  ---------  --------  ----------  ----------
Realized gains (losses) on
   investments:
   Capital gain
      distributions received       365,802      287,365     73,602        --          --          --
   Net realized gain (loss)       (199,197)    (175,497)  (108,826)   (4,649)   (194,180)   (280,974)
                              ------------  -----------  ---------  --------  ----------  ----------
Realized gains (losses)            166,605      111,868    (35,224)   (4,649)   (194,180)   (280,974)
                              ------------  -----------  ---------  --------  ----------  ----------
Unrealized appreciation
   (depreciation) during
   the period                      (19,326)     463,320    (30,360)   88,017     382,561     740,657
                              ------------  -----------  ---------  --------  ----------  ----------
Net increase (decrease) in
   contract owners' equity
   from operations                 182,122      714,928     20,420   103,288     201,822     527,078
                              ------------  -----------  ---------  --------  ----------  ----------
Changes from principal
   transactions:
   Purchase payments                55,258      133,090         --        18      19,677      16,526
   Transfers between
      sub-accounts and the
      company                  (10,888,303)     749,702   (232,337)   25,356    (474,824)    355,809
   Withdrawals                    (667,709)  (1,955,283)   (64,672)  (16,327)   (299,592)   (233,094)
   Annual contract fee              (6,661)     (26,618)      (518)   (1,264)     (2,177)     (2,864)
                              ------------  -----------  ---------  --------  ----------  ----------
Net increase (decrease) in
   contract owners' equity
   from principal
   transactions                (11,507,415)  (1,099,109)  (297,527)    7,783    (756,916)    136,377
                              ------------  -----------  ---------  --------  ----------  ----------
Total increase (decrease)
   in contract owners'
   equity                      (11,325,293)    (384,181)  (277,107)  111,071    (555,094)    663,455
Contract owners' equity at
   beginning of period          11,325,293   11,709,474    277,107   166,036   2,648,545   1,985,090
                              ------------  -----------  ---------  --------  ----------  ----------
Contract owners' equity at
   end of period              $         --  $11,325,293  $      --  $277,107  $2,093,451  $2,648,545
                              ============  ===========  =========  ========  ==========  ==========

                                  2010          2009        2010      2009       2010        2009
                              ------------  -----------  ---------  --------  ----------  ----------
Units, beginning of period         802,554      882,824     17,601    15,184     152,666     150,812
Units issued                       147,108      222,215      8,743    17,629      17,223      36,975
Units redeemed                     949,662      302,485     26,344    15,212      62,423      35,121
                              ------------  -----------  ---------  --------  ----------  ----------
Units, end of period                    --      802,554         --    17,601     107,466     152,666
                              ============  ===========  =========  ========  ==========  ==========

See accompanying notes.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
         STATEMENTS OF OPERATIONS AND CHANGES IN CONTRACT OWNERS EQUITY
                        FOR THE YEARS ENDED DECEMBER 31,

                                Utilities Series II        Value Series I          Value Series II
                              ----------------------  -----------------------  ----------------------
                                 2010        2009        2010         2009        2010        2009
                              ----------  ----------  ----------  -----------  ----------  ----------
Income:
   Dividend distributions
      received                $  107,429  $  210,972  $   46,517  $    55,641  $   27,741  $   32,480
Expenses:
   Mortality and expense
      risk and
      administrative charges     (80,546)    (72,485)    (71,184)     (64,434)    (55,691)    (45,529)
                              ----------  ----------  ----------  -----------  ----------  ----------
Net investment income (loss)      26,883     138,487     (24,667)      (8,793)    (27,950)    (13,049)
                              ----------  ----------  ----------  -----------  ----------  ----------
Realized gains (losses) on
   investments:
   Capital gain
      distributions received          --          --          --           --          --          --
   Net realized gain (loss)     (458,534)   (508,172)   (352,397)    (925,736)   (281,011)   (489,824)
                              ----------  ----------  ----------  -----------  ----------  ----------
Realized gains (losses)         (458,534)   (508,172)   (352,397)    (925,736)   (281,011)   (489,824)
                              ----------  ----------  ----------  -----------  ----------  ----------
Unrealized appreciation
   (depreciation) during
   the period                    971,366   1,604,951   1,256,800    2,328,399     957,419   1,450,421
                              ----------  ----------  ----------  -----------  ----------  ----------
Net increase (decrease) in
   contract owners' equity
   from operations               539,715   1,235,266     879,736    1,393,870     648,458     947,548
                              ----------  ----------  ----------  -----------  ----------  ----------
Changes from principal
   transactions:
   Purchase payments              27,658      28,255      42,676       18,000      19,393      27,398
   Transfers between
      sub-accounts and the
      company                   (280,239)     56,160       9,362     (380,272)     13,532    (107,009)
   Withdrawals                  (447,249)   (231,826)   (695,662)    (670,826)   (244,997)   (137,328)
   Annual contract fee           (11,121)    (12,293)     (3,137)      (3,836)     (8,586)     (8,385)
                              ----------  ----------  ----------  -----------  ----------  ----------
Net increase (decrease) in
   contract owners' equity
   from principal
   transactions                 (710,951)   (159,704)   (646,761)  (1,036,934)   (220,658)   (225,324)
                              ----------  ----------  ----------  -----------  ----------  ----------
Total increase (decrease)
   in contract
   owners'equity                (171,236)  1,075,562     232,975      356,936     427,800     722,224
Contract owners' equity at
   beginning of period         5,421,773   4,346,211   4,741,157    4,384,221   3,343,757   2,621,533
                              ----------  ----------  ----------  -----------  ----------  ----------
Contract owners' equity at
   end of period              $5,250,537  $5,421,773  $4,974,132  $ 4,741,157  $3,771,557  $3,343,757
                              ==========  ==========  ==========  ===========  ==========  ==========

                                 2010        2009        2010         2009        2010        2009
                              ----------  ----------  ----------  -----------  ----------  ----------
Units, beginning of period       205,704     216,811     207,725      267,802     213,686     230,916
Units issued                      14,926      30,366       7,608        4,765      27,954      23,425
Units redeemed                    42,254      41,473      34,348       64,842      39,965      40,655
                              ----------  ----------  ----------  -----------  ----------  ----------
Units, end of period             178,376     205,704     180,985      207,725     201,675     213,686
                              ==========  ==========  ==========  ===========  ==========  ==========

See accompanying notes.

  JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 2010

1. ORGANIZATION

John Hancock Life Insurance Company of New York, Separate Account A (the "Account") is a separate account established by John Hancock Life Insurance Company of New York (the "Company"). The Company established the Account on July 22, 1992 as a separate account under New York law. The Account operates as a Unit Investment Trust under the Investment Company Act of 1940, as amended, and consists of 136 sub-accounts which are exclusively invested in a corresponding portfolio of the John Hancock Trust (the "Trust"), and 2 sub-accounts that are invested in portfolios of other Outside Trusts (the "Outside Trusts"). The Account is a funding vehicle for variable annuity contracts issued by the Company. The Account includes contracts issued for the following products:
Venture, Vantage, Vision, Venture III, Venture IV, Wealthmark, and Wealthmark ML3. These products are distinguished principally by the level of expenses and surrender charges.

Each sub-account holds shares of a particular series ("Portfolio") of a registered investment company. Sub-accounts that invest in Portfolios of the Trust may offer four classes of units to fund variable annuity contracts issued by the Company. These classes, Series I, Series II, Series III and Series NAV, represent an interest in the same Trust Portfolio, but in different classes of that Portfolio. Series I, Series II, Series III and Series NAV shares of the Trust Portfolio differ in the level of 12b-1 fees and other expenses assessed against the Portfolio's assets.

The Company is a wholly owned subsidiary of John Hancock Life Insurance Company (U.S.A.) ("JHUSA"), which in turn is an indirect, wholly owned subsidiary of the Manufacturers Life Insurance Company which is an indirect, wholly owned subsidiary of Manulife Financial Corporation ("MFC"), a Canadian-based publicly traded stock life insurance company. MFC and its subsidiaries are known collectively as Manulife Financial.

In addition to the Account, certain contract owners may also allocate funds to the Fixed Account, which is part of the Company's general account. Because of exemptive and exclusionary provisions, interests in the Fixed Account have not been registered under the Securities Act of 1933, and the Company's general account has not been registered as an investment company under the Investment Company Act of 1940.

Sub-accounts closed or opened in 2010 are as follows:

SUB-ACCOUNTS CLOSED                          2010
---------------------------------------   ---------
All Cap Growth Series I                    5/3/2010
All Cap Growth Series II                   5/3/2010
CGTC Overseas Equity Series II             5/3/2010
Pacific Rim Series I                       5/3/2010
Pacific Rim Series II                      5/3/2010
U.S. Government Securities Series I        5/3/2010
U.S. Government Securities Series II       5/3/2010
Strategic Bond Series I                   11/8/2010
Strategic Bond Series II                  11/8/2010
U.S. High Yield Series II                 11/8/2010

SUB-ACCOUNTS OPENED                          2010
---------------------------------------   ----------
Short Term Government Income Series I      5/3/2010
Short Term Government Income Series II     5/3/2010
Ultra Short Term Bond Series II            8/2/2010
Strategic Income Opportunities Series I   11/8/2010

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                               DECEMBER 31, 2010

2. SIGNIFICANT ACCOUNTING POLICIES

ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

VALUATION OF INVESTMENTS

Investments made in the Portfolios of the Trust and of the Outside Trusts are valued at fair value based on the reported net asset values of such Portfolios. Investment transactions are recorded on the trade date. Income from dividends, and gains from realized gain distributions are recorded on the ex-dividend date. Realized gains and losses on the sales of investments are computed on the basis of the identified cost of the investment sold.

NET ASSETS IN PAYOUT (ANNUITIZATION) PERIOD

A portion of net assets is allocated to annuity policies in the payout period. The liability for these policies is calculated using statutory accounting using mortality assumptions and an assumed interest rate. Mortality assumptions are based on the Individual Annuity Mortality Table in effect at the time of annuitization. The assumed interest rate is 3% to 4%, as regulated by the laws of the respective states. The mortality risk is borne entirely by the Company and may result in additional amounts being transferred into the variable annuity account by the Company to cover greater longevity of annuitants than expected. Conversely, if amounts allocated exceed amounts required, transfers may be made to the Company.

EXPENSES

The expense ratio represents the contract expenses of the Account for the period indicated and includes only those expenses that are charged through a reduction of the unit value. Included in this category are mortality and expense charges, and the cost of any riders the policy holder has elected. These fees range between 0.35% and 2.10% of net assets of the sub-account depending on the type of contract. In addition, annual contract charges of up to $30 per policy are made through redemption of units.

AMOUNTS RECEIVABLE/PAYABLE

Receivables/Payables from/to Portfolios/the Company are due to unsettled contract transactions (net of asset-based charges) and/or subsequent/preceding purchases/sales of the respective Portfolios' shares. The amounts are due from/to either the respective Portfolio and/or the Company for the benefit of contract owners. There are no unsettled policy transactions at December 31, 2010.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                               DECEMBER 31, 2010

3. FEDERAL INCOME TAXES

The Account does not file separate tax returns. The taxable income of the Account is consolidated with that of the Company within the consolidated federal tax return. Any tax contingencies arising from the taxable income generated by the Account is the responsibility of the Company and the Company holds any and all tax contingencies on its financial statements. The Account is not a party to the consolidated tax sharing agreement thus no amount of income taxes or tax contingencies are passed through to the Account. The legal form of the Account is not taxable in any state or foreign jurisdictions.

The income taxes topic of the FASB Accounting Standard Codification establishes a minimum threshold for financial statement recognition of the benefit of positions taken, or expected to be taken, in filing tax returns (including whether the Account is taxable in certain jurisdictions). The topic requires the evaluation of tax positions taken or expected to be taken in the course of preparing John Hancock's tax returns to determine whether tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions deemed to meet more-than likely-than-not threshold would be recorded as tax expense.

The Account complies with the provisions of FASB ASC Topic 740, Income Taxes. As of December 31, 2010, the Account did not have a liability for any uncertain tax positions. The Account recognizes interest and penalties, if any, related to tax liabilities as income tax expense in the Statements of Operations.

4. TRANSACTIONS WITH AFFILIATES

The Company has an administrative services agreement with Manulife Financial, whereby Manulife Financial or its designee, with the consent of the Company, performs certain services on behalf of the Company necessary for the operation of the Account. John Hancock Investment Management Services, LLC ("JHIMS"), a Delaware limited liability company controlled by JHUSA, serves as investment adviser for the Trust.

5. FAIR VALUE MEASUREMENTS

Accounting Standards Codification 820 ("ASC 820") "Fair Value Measurements and Disclosures" provides a single definition of fair value for accounting purposes, establishes a consistent framework for measuring fair value, and expands disclosure requirements about fair value measurements. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; that is, an exit value. An exit value is not a forced liquidation or distressed sale.

Following ASC 820 guidance, the Account has categorized its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Account's valuation techniques. A level is assigned to each fair value measurement based on the lowest level input significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

- Level 1 - Fair value measurements that reflect unadjusted, quoted prices in active markets for identical assets and liabilities that the Account has the ability to access at the measurement date.

- Level 2 - Fair value measurements using inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly.

- Level 3 - Fair value measurements using significant non market observable inputs.

All of the Account's sub-accounts' investments in a portfolio of the Trust and the Outside Trusts were valued at the reported net asset value of the Portfolio and categorized as Level 1 as of December 31, 2009 and December 31, 2010.

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                               DECEMBER 31, 2010

6. PURCHASES AND SALES OF INVESTMENTS

The cost of purchases including reinvestment of dividend distributions and proceeds from the sales of investments in the Portfolios of the Trust and the Outside Trusts during 2010 were as follows:

                                                    Details of Investments
                                                  --------------------------
Sub-account                                        Purchases        Sales
-----------------------------------------------   -----------   ------------
500 Index Fund B Series NAV                       $   314,968   $    736,632
500 Index Series I                                    186,389        623,928
500 Index Series II                                   881,216      1,688,839
500 Index Trust Series NAV                            718,564         77,290
Active Bond Series I                                  538,856      1,510,181
Active Bond Series II                               7,863,686      9,669,296
All Cap Core Series I                                  62,402        776,967
All Cap Core Series II                                 30,494        117,664
All Cap Growth Series I                                28,044      6,519,059
All Cap Growth Series II                               33,633      2,003,304
All Cap Value Series I                                 22,954        377,866
All Cap Value Series II                               205,873        737,125
American Asset Allocation Series I                    543,228      2,829,671
American Asset Allocation Series II                 4,474,841      8,398,385
American Blue-Chip Income & Growth Series II          536,771      1,955,616
American Blue-Chip Income & Growth Series III         271,244         23,978
American Bond Series II                            14,829,551     18,480,824
American Bond Series III                              434,984         29,848
American Fundamental Holdings Series II             3,101,219      7,989,679
American Global Diversification Series II           1,498,057      6,916,994
American Global Growth Series II                    1,539,822      2,297,997
American Global Small Capitalization Series II      1,052,613      1,481,281
American Global Small Capitalization Series III           949          1,537
American Growth Series II                           5,218,067     24,668,454
American Growth Series III                            203,619         23,830
American Growth-Income Series I                       443,887      1,841,192
American Growth-Income Series II                    8,136,376     19,426,916
American Growth-Income Series III                       2,324          1,800
American High-Income Bond Series II                 1,580,135      1,029,823
American High-Income Bond Series III                  185,737         21,054
American International Series II                    8,767,816     13,667,577
American International Series III                     183,157         16,000
American New World Series II                        3,086,911      2,091,982
Blue Chip Growth Series I                             439,767      4,149,419
Blue Chip Growth Series II                          1,459,788      3,272,793
Capital Appreciation Series I                       6,346,326      2,097,055
Capital Appreciation Series II                      2,866,402      1,712,486
Capital Appreciation Value Series II                3,236,338      2,635,120
CGTC Overseas Equity Series II                          8,062        444,772
Core Allocation Plus Series II                        688,184        584,286
Core Allocation Series I                               10,815            837
Core Allocation Series II                           5,380,465        671,507
Core Balanced Series I                                 61,212          2,866
Core Balanced Series II                             9,668,103      1,489,178
Core Balanced Strategy Series NAV                     186,454          3,180
Core Bond Series II                                   238,716        296,851
Core Disciplined Diversification Series II          9,190,536      1,924,779
Core Fundamental Holdings Series II                13,625,909      1,474,343
Core Fundamental Holdings Series III                   17,044             93
Core Global Diversification Series II              10,833,525      3,218,595
Core Global Diversification Series III                148,114          3,817
Core Strategy Series II                             5,091,057      5,048,980
Core Strategy Series NAV                               10,393          5,235

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                               DECEMBER 31, 2010

6. PURCHASES AND SALES OF INVESTMENTS-- (CONTINUED)

                                                    Details of Investments
                                                  --------------------------
Sub-account                                        Purchases        Sales
-----------------------------------------------   -----------   ------------
Disciplined Diversification Series II             $   401,878   $    571,263
DWS Equity 500 Index                                  148,844        271,759
Equity-Income Series I                              1,357,555      5,009,764
Equity-Income Series II                             2,214,649      4,648,767
Financial Services Series I                             4,194        164,450
Financial Services Series II                          782,449        959,736
Founding Allocation Series II                       4,118,123     13,605,895
Fundamental Value Series I                            657,208      5,023,153
Fundamental Value Series II                         1,851,509      6,209,516
Global Bond Series I                                  675,332      1,235,191
Global Bond Series II                               2,710,316      3,921,676
Global Trust Series I                                 260,064      1,198,252
Global Trust Series II                                250,386        572,152
Health Sciences Series I                              152,304        826,610
Health Sciences Series II                           1,006,728      1,575,335
High Income Series II                               1,258,073      1,137,555
High Yield Series I                                 2,218,116      2,063,422
High Yield Series II                                6,695,811      6,115,238
International Core Series I                           130,473        496,523
International Core Series II                          340,179        544,126
International Equity Index A Trust Series I         2,271,941        516,609
International Equity Index A Trust Series II        5,364,351      1,008,736
International Equity Index Series NAV                 305,331        414,491
International Opportunities Series II                 703,678      1,142,456
International Small Company Series I                  155,748        961,837
International Small Company Series II                 483,017      1,024,959
International Value Series I                          436,743      1,728,094
International Value Series II                       1,795,916      3,155,846
Investment Quality Bond Series I                    1,413,981      1,999,266
Investment Quality Bond Series II                   5,145,819      6,014,976
Large Cap Series I                                    193,346      1,306,617
Large Cap Series II                                   137,893        116,379
Large Cap Value Series I                              118,926        381,493
Large Cap Value Series II                             610,032        860,441
Lifestyle Aggressive Series I                         225,143      1,019,216
Lifestyle Aggressive Series II                      2,939,403      7,406,425
Lifestyle Balanced Series I                         3,034,364      8,978,674
Lifestyle Balanced Series II                       78,418,431     86,187,930
Lifestyle Conservative Series I                     2,193,585      3,371,921
Lifestyle Conservative Series II                   73,931,806     53,907,452
Lifestyle Growth Series I                           2,362,712      4,113,642
Lifestyle Growth Series II                         81,559,467     95,766,518
Lifestyle Moderate Series I                         1,890,195      3,284,570
Lifestyle Moderate Series II                       53,649,235     36,584,876
Mid Cap Index Series I                                603,966        663,268
Mid Cap Index Series II                             1,744,645      2,743,251
Mid Cap Stock Series I                                333,187      2,188,483
Mid Cap Stock Series II                             1,104,664      3,544,566

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                               DECEMBER 31, 2010

6. PURCHASES AND SALES OF INVESTMENTS-- (CONTINUED)

                                                    Details of Investments
                                                  --------------------------
Sub-account                                        Purchases        Sales
-----------------------------------------------   -----------   ------------
Mid Value Series I                                $   141,234   $    724,210
Mid Value Series II                                   723,001      2,393,618
Money Market Series I                               1,190,085      2,072,394
Money Market Series II                              7,899,696     12,041,183
Money Market Trust B Series NAV                    53,915,611     82,577,256
Mutual Shares Series I                                328,012         17,354
Natural Resources Series II                         3,525,079      4,897,633
Optimized All Cap Series II                           334,171      1,063,943
Optimized Value Series II                             115,834        341,282
Pacific Rim Series I                                   67,672      1,529,308
Pacific Rim Series II                                 525,181      3,769,424
PIMCO All Asset                                       854,964        386,480
Real Estate Securities Series I                       252,955        708,619
Real Estate Securities Series II                    1,295,220      2,268,054
Real Return Bond Series II                          2,929,670      3,334,470
Science & Technology Series I                         507,807      1,660,995
Science & Technology Series II                      1,738,768      1,993,876
Short Term Government Income Series I              12,046,615      1,840,649
Short Term Government Income Series II             14,490,011      2,985,424
Small Cap Growth Series II                            671,649        711,495
Small Cap Index Series I                              199,693        198,804
Small Cap Index Series II                             369,126      1,359,298
Small Cap Opportunities Series I                      615,795        483,297
Small Cap Opportunities Series II                   1,031,032      1,413,281
Small Cap Value Series II                           1,737,840      1,640,809
Small Company Value Series I                          212,711      1,031,494
Small Company Value Series II                         843,422      2,288,360
Smaller Company Growth Series I                       307,303        433,734
Smaller Company Growth Series II                      380,625        405,624
Strategic Bond Series I                               977,397      9,085,921
Strategic Bond Series II                            1,771,665     12,549,667
Strategic Income Opportunties Series I              8,077,391        313,671
Strategic Income Opportunities Series II           12,269,801        863,265
Total Bond Market Trust A Series II                 1,724,108        683,229
Total Bond Market Trust A Series NAV                  533,785         43,687
Total Return Series I                               2,357,240      5,797,977
Total Return Series II                              6,951,655     10,848,640
Total Stock Market Index Series I                      66,834        210,891
Total Stock Market Index Series II                    296,867      1,365,428
Ultra Short Term Bond Series II                     1,053,787         34,553
U.S. Government Securities Series I                 1,247,394     13,534,556
U.S. Government Securities Series II                2,546,613     13,653,381
U.S. High Yield Series II                             305,592        443,514
Utilities Series I                                    349,843      1,093,317
Utilities Series II                                   509,086      1,193,154
Value Series I                                        223,813        895,241
Value Series II                                       487,168        735,777

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                                DECEMBER 31, 2010

7. UNIT VALUES

A summary of unit values and units outstanding for variable annuity contracts and the expense and income ratios, excluding expenses of the underlying Portfolios, were as follows:

                                            AT DECEMBER 31,                  FOR THE YEARS AND PERIODS ENDED DECEMBER 31,
                                   --------------------------------- ------------------------------------------------------------
                                    UNITS  UNIT FAIR VALUE   ASSETS  EXPENSE RATIO HIGHEST   INVESTMENT   TOTAL RETURN HIGHEST TO
SUB-ACCOUNT                   YEAR (000S) HIGHEST TO LOWEST  (000S)       TO LOWEST*       INCOME RATIO**        LOWEST***
----------------------------- ---- ------ ----------------- -------- --------------------- -------------- -----------------------
500 Index Fund B Series NAV   2010    597 $10.71 to $10.53  $  6,361     1.85% to 1.40%         1.75%         13.26% to 12.76%
                              2009    642     9.45 to 9.34     6,043      1.85 to 1.40          2.23           24.59 to 24.03
                              2008    669     7.59 to 7.53     5,063      1.85 to 1.40          2.08         (38.07) to (38.35)
                              2007    757   12.25 to 12.21     9,257      1.85 to 1.40          1.23          (2.01) to (2.30)
500 Index Series I            2010    244   10.64 to 10.56     2,586      1.75 to 1.40          1.36           12.99 to 12.59
                              2009    289     9.42 to 9.38     2,708      1.75 to 1.40          1.53           23.99 to 23.56
                              2008    464     7.60 to 7.59     3,518      1.75 to 1.40          0.66         (38.08) to (38.30)
                              2007    623   12.31 to 12.27     7,643      1.75 to 1.40          2.41            3.43 to 3.07
                              2006    752   11.94 to 11.66     8,946      1.75 to 1.40          0.92           13.66 to 13.26
500 Index Series II           2010    750   14.49 to 13.94    10,648      1.85 to 1.40          1.19           12.70 to 12.19
                              2009    811   12.86 to 12.42    10,215      1.85 to 1.40          1.48           23.84 to 23.29
                              2008    940   10.38 to 10.08     9,531      1.85 to 1.40          0.46         (38.27) to (38.55)
                              2007  1,081   16.82 to 16.40    17,780      1.85 to 1.40          1.93            3.26 to 2.80
                              2006  1,168   16.29 to 15.21    18,636      1.85 to 1.40          0.78           13.47 to 12.96
500 Index Trust Series NAV    2010     55   17.58 to 17.36       958      1.55 to 0.80          2.19           13.73 to 12.88
                              2009     15   15.46 to 15.38       228      1.55 to 0.80          2.98           23.67 to 23.06
Active Bond Series I          2010    255   16.20 to 15.88     4,099      1.75 to 1.40          7.01           12.27 to 11.87
                              2009    336   14.43 to 14.19     4,801      1.75 to 1.40          6.94           23.07 to 22.64
                              2008    409   11.72 to 11.57     4,759      1.75 to 1.40          5.02         (11.78) to (12.09)
                              2007    538   13.29 to 13.17     7,114      1.75 to 1.40          8.45            2.59 to 2.23
                              2006    666   12.95 to 12.88     8,600      1.75 to 1.40          2.82            2.97 to 2.61
Active Bond Series II         2010  3,013   16.01 to 15.61    47,666      1.85 to 1.40          6.99           12.13 to 11.62
                              2009  3,309   14.28 to 13.98    46,780      1.85 to 1.40          7.26           22.65 to 22.10
                              2008  3,430   11.64 to 11.45    39,615      1.85 to 1.40          4.80         (11.90) to (12.29)
                              2007  5,138   13.22 to 13.06    67,505      1.85 to 1.40          8.02            1.87 to 0.87
                              2006  4,968   12.91 to 12.82    63,915      1.85 to 1.40          2.61            2.76 to 2.30
All Cap Core Series I         2010    223    17.73 to 7.73     3,461      1.75 to 1.40          0.99           11.47 to 11.08
                              2009    283    15.90 to 6.96     3,792      1.75 to 1.40          1.60           26.68 to 26.24
                              2008    330    12.55 to 5.51     3,536      1.75 to 1.40          1.59         (40.47) to (40.68)
                              2007    397    21.09 to 9.29     7,207      1.75 to 1.40          1.38            1.23 to 0.87
                              2006    522    20.83 to 9.21     9,535      1.75 to 1.40          0.72           13.16 to 12.76
All Cap Core Series II        2010     72   15.98 to 15.37     1,116      1.85 to 1.40          0.82           11.25 to 10.75
                              2009     78   14.37 to 13.88     1,083      1.85 to 1.40          1.39           26.48 to 25.91
                              2008     86   11.36 to 11.03       948      1.85 to 1.40          1.30         (40.59) to (40.86)
                              2007    128   19.12 to 18.64     2,391      1.85 to 1.40          0.80           0.53 to (4.85)
                              2006     73   18.94 to 16.71     1,341      1.85 to 1.40          0.52           12.96 to 12.45
All Cap Growth Series I       2010      0    15.89 to 6.67         0      1.75 to 1.40          0.21            4.15 to 4.03
                              2009    493    15.26 to 6.42     6,225      1.75 to 1.40          0.70           19.41 to 18.99
                              2008    604    12.78 to 5.39     6,282      1.75 to 1.40          0.29         (42.76) to (42.96)
                              2007    771    22.33 to 9.45    13,881      1.75 to 1.40          0.04           10.49 to 10.10
                              2006  1,006    20.21 to 8.59    16,657      1.75 to 1.40          0.00            5.10 to 4.73
All Cap Growth Series II      2010      0   11.76 to 11.35         0      1.85 to 1.40          0.11            4.07 to 3.92
                              2009    171   11.30 to 10.92     1,888      1.85 to 1.40          0.52           19.19 to 18.65
                              2008    180     9.48 to 9.20     1,664      1.85 to 1.40          0.11         (42.87) to (43.13)
                              2007    221   16.60 to 16.18     3,588      1.85 to 1.40          0.00           10.26 to 9.77
                              2006    288   15.05 to 14.04     4,253      1.85 to 1.40          0.00            4.84 to 4.37
All Cap Value Series I        2010     99   17.13 to 13.78     1,725      1.75 to 0.80          0.35           17.41 to 16.3
                              2009    121   14.73 to 11.73     1,807      1.75 to 0.80          0.53           24.41 to 20.78
                              2008    141   12.16 to 11.84     1,689      1.75 to 1.40          0.73         (29.78) to (30.02)
                              2007    211   17.32 to 16.92     3,593      1.75 to 1.40          1.74            6.81 to 6.44
                              2006    243   16.21 to 15.90     3,883      1.75 to 1.40          0.95           12.14 to 11.75
All Cap Value Series II       2010    272   19.01 to 18.28     4,998      1.85 to 1.40          0.15           16.49 to 15.97
                              2009    300   16.31 to 15.76     4,735      1.85 to 1.40          0.31           24.65 to 24.09
                              2008    348   13.09 to 12.70     4,414      1.85 to 1.40          0.54         (29.86) to (30.18)
                              2007    426   18.66 to 18.19     7,724      1.85 to 1.40          1.35            6.53 to 6.05
                              2006    514   17.52 to 15.89     8,775      1.85 to 1.40          0.79           11.96 to 11.45

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                                DECEMBER 31, 2010

7. UNIT VALUES-- (CONTINUED)

                                            AT DECEMBER 31,                  FOR THE YEARS AND PERIODS ENDED DECEMBER 31,
                                   --------------------------------- ------------------------------------------------------------
                                    UNITS  UNIT FAIR VALUE   ASSETS  EXPENSE RATIO HIGHEST   INVESTMENT   TOTAL RETURN HIGHEST TO
SUB-ACCOUNT                   YEAR (000S) HIGHEST TO LOWEST  (000S)       TO LOWEST*       INCOME RATIO**        LOWEST***
----------------------------- ---- ------ ----------------- -------- --------------------- -------------- -----------------------
American Asset Allocation
   Series I                   2010    711 $11.65 to $11.50  $  8,268     1.75% to 1.40%         1.46%         10.50% to 10.11%
                              2009    924   10.55 to 10.45     9,735      1.75 to 1.40          1.86           20.11 to 19.83
American Asset Allocation
   Series II                  2010  9,291   11.73 to 11.41   107,550      1.90 to 1.15          1.46           10.62 to 9.80
                              2009  9,658   10.60 to 10.39   101,401      1.90 to 1.15          2.03           21.86 to 20.95
                              2008  7,029     8.70 to 8.59    60,763      1.90 to 1.15          3.04         (30.64) to (31.16)
                              2007  3,023   12.54 to 12.48    37,906      1.90 to 1.15          3.76           0.34 to (0.16)
American Blue-Chip Income
   & Growth Series II         2010    556   17.19 to 16.61     9,435      1.85 to 1.40          1.12           10.20 to 9.70
                              2009    645   15.60 to 15.14     9,945      1.85 to 1.40          1.38           25.36 to 24.80
                              2008    764   12.44 to 12.13     9,405      1.85 to 1.40          3.95         (37.64) to (37.93)
                              2007    880   19.96 to 19.54    17,405      1.85 to 1.40          2.09           0.06 to (0.39)
                              2006  1,055   19.94 to 19.62    20,894      1.85 to 1.40          0.42           15.17 to 14.66
American Blue Chip Income
   & Growth Series III        2010     31   12.01 to 11.75       365      1.55 to 0.80          2.76           11.39 to 10.56
                              2009      8   10.78 to 10.63        90      1.55 to 0.80          4.73           26.15 to 25.53
American Bond Series II       2010  6,924   13.75 to 13.19    92,938      1.90 to 1.15          2.39            4.75 to 3.97
                              2009  7,266   13.13 to 12.68    93,467      1.90 to 1.15          2.63           10.65 to 9.82
                              2008  6,802   11.87 to 11.55    79,419      1.90 to 1.15          8.97         (10.86) to (11.52)
                              2007  9,127   13.31 to 13.05   120,045      1.90 to 1.15          4.33           1.58 to (0.20)
                              2006  5,697   13.10 to 12.96    74,052      1.85 to 1.15          0.00            5.01 to 4.46
American Bond Series III      2010     41   13.19 to 12.91       538      1.55 to 0.80          5.11            5.56 to 4.77
                              2009     11   12.49 to 12.32       135      1.55 to 0.80          7.46            8.99 to 8.46
American Fundamental
   Holdings Series II         2010  6,974   11.70 to 11.43    80,652      1.90 to 1.15          1.39            8.93 to 8.12
                              2009  7,422   10.74 to 10.57    79,090      1.90 to 1.15          1.66           25.23 to 24.30
                              2008  5,408     8.58 to 8.50    46,181      1.90 to 1.15          5.92         (31.76) to (32.27)
                              2007    350   12.57 to 12.56     4,401      1.90 to 1.15          2.82            0.55 to 0.45
American Global
   Diversification Series II  2010  4,572   12.10 to 11.82    54,657      1.90 to 1.15          1.80           11.01 to 10.19
                              2009  5,088   10.90 to 10.73    54,994      1.90 to 1.15          1.78           34.73 to 33.73
                              2008  4,707     8.09 to 8.02    37,908      1.90 to 1.15          5.46         (35.60) to (36.09)
                              2007    273   12.56 to 12.55     3,425      1.90 to 1.15          2.93            0.52 to 0.41
American Global Growth
   Series II                  2010  1,146   12.34 to 12.01    13,942      1.90 to 1.15          0.94            9.90 to 9.08
                              2009  1,204   11.23 to 11.01    13,373      1.90 to 1.15          0.87           39.80 to 38.76
                              2008  1,289     8.03 to 7.93    10,289      1.90 to 1.15          2.58         (39.39) to (39.84)
                              2007    996   13.25 to 13.19    13,159      1.90 to 1.15          3.53            6.02 to 5.49
American Global Small
   Capitalization Series II   2010    455   11.80 to 11.48     5,292      1.90 to 1.15          1.12           20.46 to 19.56
                              2009    497      9.80 to 9.6     4,817      1.90 to 1.15          0.00           58.60 to 57.42
                              2008    533     6.18 to 6.10     3,272      1.90 to 1.15          1.36         (54.33) to (54.67)
                              2007    394   13.52 to 13.46     5,319      1.90 to 1.15          3.02            8.20 to 7.66
American Global Small
   Capitalization Series III  2010      1   12.55 to 12.28        10      1.55 to 0.80          1.61           21.52 to 20.62
                              2009      1   10.33 to 10.18         9      1.55 to 0.80          0.00           37.43 to 36.75
American Growth Series II     2010  7,523   19.27 to 12.53   137,649      1.90 to 1.15          0.19           16.79 to 15.92
                              2009  8,519   16.63 to 10.73   134,439      1.90 to 1.15          0.08           37.09 to 36.07
                              2008  9,718    12.22 to 7.83   112,969      1.90 to 1.15          1.71         (44.92) to (45.33)
                              2007  9,075   22.35 to 14.21   194,068      1.90 to 1.15          0.97           11.89 to 10.45
                              2006  7,988   20.77 to 12.83   160,869      1.85 to 1.15          0.16            8.12 to 2.53
American Growth Series III    2010     21   12.17 to 11.91       254      1.55 to 0.80          1.18           17.74 to 16.86
                              2009      4   10.34 to 10.19        44      1.55 to 0.80          1.62           24.36 to 23.75
American Growth-Income
   Series I                   2010    505   17.34 to 16.88     8,666      1.75 to 1.40          1.07            9.51 to 9.13
                              2009    592   15.84 to 15.47     9,282      1.75 to 1.40          1.08           26.38 to 26.08
American Growth-Income
   Series II                  2010  7,611   16.65 to 12.08   122,473      1.90 to 1.15          0.97            9.57 to 8.76
                              2009  8,246   15.31 to 11.02   121,878      1.90 to 1.15          1.08           29.17 to 28.21
                              2008  8,827    11.94 to 8.53   101,639      1.90 to 1.15          1.92         (38.88) to (39.34)
                              2007  8,979   19.68 to 13.96   170,839      1.90 to 1.15          2.81            4.44 to 3.28
                              2006  7,484   19.56 to 13.49   142,470      1.85 to 1.15          0.92           13.03 to 7.76
American Growth-Income
   Series III                 2010      2   11.99 to 11.73        21      1.55 to 0.80          1.55           10.55 to 9.72
                              2009      2   10.84 to 10.69        18      1.55 to 0.80          2.25           23.59 to 22.98

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                                DECEMBER 31, 2010

7. UNIT VALUES-- (CONTINUED)

                                            AT DECEMBER 31,                  FOR THE YEARS AND PERIODS ENDED DECEMBER 31,
                                   --------------------------------- ------------------------------------------------------------
                                    UNITS  UNIT FAIR VALUE   ASSETS  EXPENSE RATIO HIGHEST   INVESTMENT   TOTAL RETURN HIGHEST TO
SUB-ACCOUNT                   YEAR (000S) HIGHEST TO LOWEST  (000S)       TO LOWEST*       INCOME RATIO**        LOWEST***
----------------------------- ---- ------ ----------------- -------- --------------------- -------------- -----------------------
American High-Income Bond
   Series II                  2010    375 $13.88 to $13.51  $  5,127     1.90% to 1.15%         7.28%         13.22% to 12.37%
                              2009    356   12.26 to 12.02     4,312      1.90 to 1.15          7.04           36.84 to 35.81
                              2008    276     8.96 to 8.85     2,454      1.90 to 1.15          6.87         (25.26) to (25.82)
                              2007    230   11.99 to 11.93     2,756      1.90 to 1.15         14.42          (4.07) to (4.55)
American High-Income Bond
   Series III                 2010     18   15.34 to 15.02       274      1.55 to 0.80          8.48           14.06 to 13.21
                              2009      7   13.45 to 13.26        98      1.55 to 0.80         23.21           26.17 to 25.55
American International
   Series II                  2010  3,471   25.53 to 13.20    79,177      1.90 to 1.15          1.47            5.46 to 4.67
                              2009  3,654   24.39 to 12.52    79,898      1.90 to 1.15          0.91           40.78 to 39.73
                              2008  4,271    17.45 to 8.89    67,146      1.90 to 1.15          3.75         (43.13) to (43.56)
                              2007  4,182   30.92 to 15.64   117,982      1.90 to 1.15          2.12           20.00 to 18.04
                              2006  3,719   26.88 to 13.22    94,939      1.85 to 1.15          0.72           16.68 to 5.59
American International
   Series III                 2010     18   12.24 to 11.98       222      1.55 to 0.80          3.41            6.40 to 5.60
                              2009      4   11.51 to 11.35        42      1.55 to 0.80          4.91           30.60 to 29.96
American New World
   Series II                  2010    468   14.44 to 14.05     6,675      1.90 to 1.15          1.14           15.85 to 14.98
                              2009    391   12.47 to 12.22     4,826      1.90 to 1.15          1.19           47.11 to 46.02
                              2008    320     8.48 to 8.37     2,693      1.90 to 1.15          2.39         (43.32) to (43.74)
                              2007    305   14.95 to 14.88     4,543      1.90 to 1.15          4.54           19.62 to 19.02
Blue Chip Growth Series I     2010  1,103   24.16 to 10.99    22,002      1.75 to 1.40          0.08           14.54 to 14.14
                              2009  1,322    21.09 to 9.63    22,583      1.75 to 1.40          0.15           40.91 to 40.42
                              2008  1,661    14.97 to 6.86    19,671      1.75 to 1.40          0.31         (43.34) to (43.54)
                              2007  1,903   26.42 to 12.14    40,711      1.75 to 1.40          0.71           11.17 to 10.78
                              2006  2,288   24.22 to 10.96    45,399      1.75 to 1.40          0.21            8.07 to 7.69
Blue Chip Growth Series II    2010  1,175   15.11 to 13.45    17,962      1.90 to 1.15          0.05           14.61 to 13.76
                              2009  1,287   13.28 to 11.73    17,230      1.90 to 1.15          0.09           40.93 to 39.88
                              2008  1,373     9.50 to 8.32    13,138      1.90 to 1.15          0.14         (43.29) to (43.71)
                              2007  1,218   16.87 to 14.68    20,648      1.90 to 1.15          0.38           12.67 to 11.22
                              2006  1,374   15.64 to 13.17    21,093      1.85 to 1.15          0.03            7.80 to 5.20
Capital Appreciation
   Series I                   2010  1,257     9.91 to 9.56    12,339      1.75 to 1.40          0.15           10.28 to 9.89
                              2009    791      8.98 to 8.7     7,034      1.75 to 1.40          0.25           40.31 to 39.82
                              2008    966     6.40 to 6.22     6,119      1.75 to 1.40          0.43         (38.10) to (38.32)
                              2007  1,202   10.34 to 10.09    12,303      1.75 to 1.40          0.27           10.05 to 9.66
                              2006  1,426     9.40 to 9.20    13,949      1.75 to 1.40          0.00            0.84 to 0.49
Capital Appreciation
   Series II                  2010    688   14.85 to 13.35    10,382      1.90 to 1.15          0.02           10.30 to 9.48
                              2009    601   13.56 to 12.10     8,267      1.90 to 1.15          0.05           40.42 to 39.37
                              2008    642     9.73 to 8.62     6,326      1.90 to 1.15          0.22         (38.08) to (38.54)
                              2007    746   15.83 to 13.92    11,902      1.90 to 1.15          0.08           10.85 to 10.08
                              2006    868   14.83 to 12.61    12,654      1.85 to 1.15          0.00            1.15 to 0.20
Capital Appreciation Value
   Series II                  2010  1,706   13.09 to 12.85    22,084      1.90 to 1.15          1.30           12.34 to 11.5
                              2009  1,848   11.65 to 11.52    21,392      1.90 to 1.15          2.11           28.35 to 27.39
                              2008    908     9.08 to 9.04     8,220      1.90 to 1.15          1.55         (27.36) to (27.65)
CGTC Overseas Equity
   Series II                  2010      0   14.29 to 13.97         0      1.85 to 1.40          0.51          (1.50) to (1.65)
                              2009     31   14.51 to 14.21       444      1.85 to 1.40          1.87           28.63 to 28.05
                              2008     26   11.28 to 11.09       294      1.85 to 1.40          1.53         (43.00) to (43.26)
                              2007     36   19.79 to 19.55       715      1.85 to 1.40          1.88           10.64 to 10.14
                              2006     46   17.89 to 17.75       820      1.85 to 1.40          0.40           17.98 to 17.45
Core Allocation Plus
   Series II                  2010    777   11.81 to 11.59     9,097      1.90 to 1.15          0.93            9.03 to 8.21
                              2009    776   10.84 to 10.71     8,364      1.90 to 1.15          1.62           23.67 to 22.74
                              2008    326     8.76 to 8.73     2,847      1.90 to 1.15          1.01         (29.91) to (30.19)
Core Allocation Series I      2010      4   16.28 to 16.08        59      1.55 to 0.80          2.55           10.12 to 9.30
                              2009      3   14.79 to 14.71        45      1.55 to 0.80          8.43           18.30 to 17.71
Core Allocation Series II     2010    471   16.49 to 14.09     7,738      2.10 to 1.15          3.00           9.46 to 12.73
                              2009    174   15.06 to 14.99     2,613      1.90 to 1.15          6.98           20.5 to 19.89
Core Balanced Series I        2010     11   16.42 to 16.22       184      1.55 to 0.80          2.07           11.30 to 10.47
                              2009      7   14.75 to 14.68       110      1.55 to 0.80          3.52           18.04 to 17.46
Core Balanced Series II       2010    840   16.68 to 14.10    13,942      2.10 to 1.15          2.11           10.77 to 12.80
                              2009    317   15.05 to 14.98     4,769      1.90 to 1.15          3.10           20.43 to 19.83

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                                DECEMBER 31, 2010

7. UNIT VALUES-- (CONTINUED)

                                            AT DECEMBER 31,                  FOR THE YEARS AND PERIODS ENDED DECEMBER 31,
                                   --------------------------------- ------------------------------------------------------------
                                    UNITS  UNIT FAIR VALUE   ASSETS  EXPENSE RATIO HIGHEST   INVESTMENT   TOTAL RETURN HIGHEST TO
SUB-ACCOUNT                   YEAR (000S) HIGHEST TO LOWEST  (000S)       TO LOWEST*       INCOME RATIO**        LOWEST***
----------------------------- ---- ------ ----------------- -------- --------------------- -------------- -----------------------
Core Balanced Strategy
   Series NAV                 2010     15  14.91% to 14.91% $    225     1.60% to 1.60%         2.77%          9.07% to 9.07%
                              2009      2   13.67 to 13.67        25      1.60 to 1.60          6.55            9.37 to 9.37
Core Bond Series II           2010     59   15.46 to 15.07       900      1.85 to 1.40          2.28            5.44 to 4.96
                              2009     64   14.66 to 14.36       923      1.85 to 1.40          2.01            8.08 to 7.60
                              2008     53   13.57 to 13.34       711      1.85 to 1.40          5.88            1.71 to 1.25
                              2007     17   13.34 to 13.18       229      1.85 to 1.40          7.42            4.58 to 4.11
                              2006     17   12.76 to 12.66       211      1.85 to 1.40          1.59            2.18 to 1.72
Core Disciplined
   Diversification Series II  2010    746   17.11 to 14.28    12,675      2.10 to 1.15          2.76           10.92 to 14.27
                              2009    311   15.42 to 15.34     4,788      1.90 to 1.15          4.82           23.37 to 22.75
Core Fundamental Holdings
   Series II                  2010  1,288   13.85 to 13.48    20,482      2.10 to 0.35          2.24           7.43 to 10.81
                              2009    501   14.73 to 14.66     7,363      1.90 to 1.15          2.72           17.86 to 17.27
Core Fundamental Holdings
   Series III                 2010      1   15.81 to 15.62        20      1.55 to 0.80          5.86            9.20 to 8.38
                              2009      0   14.48 to 14.41         3      1.55 to 0.80          8.68           15.85 to 15.28
Core Global
   Diversification Series II  2010  1,353   14.16 to 13.47    21,940      2.10 to 0.35          2.17           7.98 to 13.30
                              2009    880   15.23 to 15.15    13,364      1.90 to 1.15          3.12           21.83 to 21.22
Core Global
   Diversification Series III 2010     10   16.11 to 15.91       158      1.55 to 0.80          3.94            7.84 to 7.03
                              2009      0   14.94 to 14.86         3      1.55 to 0.80          8.00           19.48 to 18.90
Core Strategy Series II       2010  4,192   14.17 to 13.51    56,653      2.10 to 1.15          2.09           10.89 to 13.36
                              2009  4,217   12.19 to 12.12    51,522      1.90 to 1.15          1.89           20.26 to 19.36
                              2008  3,461   10.15 to 10.13    35,248      1.90 to 1.15          1.22         (27.32) to (27.86)
                              2007  2,939   14.07 to 13.94    41,358      1.90 to 1.15          4.15            5.33 to 5.12
                              2006    967   13.52 to 13.21    13,001      1.85 to 1.15          2.84            8.17 to 5.51
Core Strategy Series NAV      2010     30   15.88 to 15.88       472      1.20 to 1.20          2.38           11.22 to 14.16
                              2009     30   14.27 to 14.27       424      1.20 to 1.20          3.01           14.20 to 10.40
Disciplined
   Diversification Series II  2010    704   12.84 to 12.60      8972      1.90 to 1.15          1.41           11.89 to 11.05
                              2009    719   11.48 to 11.35     8,210      1.90 to 1.15          2.26           25.51 to 24.57
                              2008    406     9.15 to 9.11     3,706      1.90 to 1.15          1.89         (26.83) to (27.13)
DWS Equity 500 Index          2010    216   19.93 to 19.20     4,243      1.85 to 1.40          1.50           12.70 to 12.20
                              2009    223   17.68 to 17.11     3,883      1.85 to 1.40          2.48           24.04 to 23.49
                              2008    229   14.25 to 13.86     3,223      1.85 to 1.40          2.01         (38.24) to (38.51)
                              2007    308   23.08 to 22.54     7,045      1.85 to 1.40          1.19            3.38 to 2.92
                              2006    372   22.32 to 21.90     8,245      1.85 to 1.40          0.89           13.61 to 13.10
Equity-Income Series I        2010  1,009   32.68 to 17.96    29,280      1.75 to 1.40          1.86           13.52 to 13.12
                              2009  1,177   28.79 to 15.88    29,467      1.75 to 1.40          2.12           23.97 to 23.54
                              2008  1,451   23.22 to 12.85    28,858      1.75 to 1.40          2.28         (36.86) to (37.08)
                              2007  1,807   36.77 to 20.43    56,669      1.75 to 1.40          2.82            1.90 to 1.54
                              2006  2,087   36.09 to 20.12    65,058      1.75 to 1.40          1.53           17.37 to 16.96
Equity-Income Series II       2010  1,620   15.02 to 12.50    24,675      1.90 to 1.15          1.65           13.60 to 12.75
                              2009  1,793   13.32 to 11.00    24,196      1.90 to 1.15          1.96           24.11 to 23.18
                              2008  1,833    10.81 to 8.86    20,119      1.90 to 1.15          2.14         (36.89) to (37.37)
                              2007  2,077   17.26 to 14.04    36,349      1.90 to 1.15          2.51            2.49 to 1.97
                              2006  2,177   17.74 to 13.74    37,727      1.85 to 1.15          1.36           17.12 to 9.77
Financial Services Series I   2010     63   13.61 to 13.16       843      1.75 to 1.40          0.31           10.69 to 10.31
                              2009     75   12.29 to 11.93       912      1.75 to 1.40          0.74           39.44 to 38.95
                              2008     73     8.82 to 8.58       631      1.75 to 1.40          0.76         (45.43) to (45.62)
                              2007    117   16.16 to 15.78     1,856      1.75 to 1.40          1.14          (8.12) to (8.44)
                              2006    199   17.58 to 17.24     3,472      1.75 to 1.40          0.34           21.41 to 20.99

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                                DECEMBER 31, 2010

7. UNIT VALUES-- (CONTINUED)

                                            AT DECEMBER 31,                  FOR THE YEARS AND PERIODS ENDED DECEMBER 31,
                                   --------------------------------- ------------------------------------------------------------
                                    UNITS  UNIT FAIR VALUE   ASSETS  EXPENSE RATIO HIGHEST   INVESTMENT   TOTAL RETURN HIGHEST TO
SUB-ACCOUNT                   YEAR (000S) HIGHEST TO LOWEST  (000S)       TO LOWEST*       INCOME RATIO**        LOWEST***
----------------------------- ---- ------ ----------------- -------- --------------------- -------------- -----------------------
Financial Services
   Series II                  2010    338 $14.08 to $11.18  $  4,735     1.90% to 1.15%         0.14%         10.72% to 9.90%
                              2009    349    12.82 to 10.1     4,423      1.90 to 1.15          0.56           39.37 to 38.33
                              2008    294     9.26 to 7.25     2,733      1.90 to 1.15          0.63         (45.39) to (45.80)
                              2007    295   17.09 to 13.27     5,040      1.90 to 1.15          0.90          (4.45) to (8.00)
                              2006    309   19.16 to 14.39     5,828      1.85 to 1.15          0.20           21.07 to 14.95
Founding Allocation
   Series II                  2010  8,711   18.99 to 10.54    93,003      1.90 to 0.35          3.46            9.45 to 8.36
                              2009  9,836     9.92 to 9.72    96,556      1.90 to 1.15          3.91           29.62 to 28.66
                              2008 10,027     7.65 to 7.56    76,269      1.90 to 1.15          3.04         (36.29) to (36.77)
                              2007  5,985   12.01 to 11.95    71,857      1.90 to 1.15          1.09          (3.90) to (4.38)
Fundamental Value Series I    2010  2,046   14.13 to 12.01    29,715      1.75 to 0.80          1.09           12.20 to 11.14
                              2009  2,371    12.71 to 10.7    30,866      1.75 to 0.80          0.91           29.49 to 24.99
                              2008  2,965    10.08 to 9.82    29,695      1.75 to 1.40          3.25         (40.17) to (40.38)
                              2007    492   16.85 to 16.46     8,158      1.75 to 1.40          1.58            2.59 to 2.23
                              2006    560   16.43 to 16.10     9,076      1.75 to 1.40          0.83           12.93 to 12.53
Fundamental Value Series II   2010  2,527   15.16 to 12.16    38,467      1.90 to 1.15          0.90           11.59 to 10.76
                              2009  2,813    13.69 to 10.9    38,515      1.90 to 1.15          0.73           30.08 to 29.11
                              2008  2,935    10.60 to 8.38    30,995      1.90 to 1.15          0.68         (40.15) to (40.60)
                              2007  2,595   17.85 to 14.00    45,930      1.90 to 1.15          1.18            4.11 to 2.68
                              2006  2,101   17.92 to 13.60    36,932      1.85 to 1.15          0.59           12.66 to 8.68
Global Bond Series I          2010    131   21.76 to 14.30     3,817      1.75 to 0.80          3.37            9.43 to 8.39
                              2009    155   20.08 to 13.06     4,111      1.75 to 0.80         12.54           17.11 to 13.39
                              2008    206   27.85 to 17.71     4,729      1.75 to 1.40          0.63          (5.81) to (6.14)
                              2007    217   29.57 to 18.87     5,364      1.75 to 1.40          7.20            8.10 to 7.72
                              2006    252   27.35 to 17.51     5,851      1.75 to 1.40          0.00            3.81 to 3.45
Global Bond Series II         2010    937   20.15 to 16.02    18,637      1.90 to 1.15          3.24            8.86 to 8.05
                              2009  1,016   18.65 to 14.71    18,682      1.90 to 1.15         11.87           13.82 to 12.97
                              2008  1,046   16.51 to 12.92    17,079      1.90 to 1.15          0.58          (5.75) to (6.46)
                              2007  1,202   17.65 to 13.71    20,931      1.90 to 1.15          6.99            8.09 to 6.56
                              2006  1,045   17.40 to 12.66    17,310      1.85 to 1.15          0.00            3.61 to 1.12
Global Trust Series I         2010    361   13.05 to 11.86     9,356      1.75 to 0.80          1.52            6.90 to 5.89
                              2009    408   12.32 to 11.09     9,789      1.75 to 0.80          1.61           29.09 to 27.06
                              2008    486    19.74 to 9.55     8,860      1.75 to 1.40          1.86         (40.39) to (40.60)
                              2007    585   33.11 to 16.07    17,812      1.75 to 1.40          2.27          (0.08) to (0.43)
                              2006    722   33.14 to 16.14    22,073      1.75 to 1.40          1.34           18.65 to 18.24
Global Trust Series II        2010    330   15.38 to 14.79     5,009      1.85 to 1.40          1.34            6.06 to 5.58
                              2009    352   14.50 to 14.01     5,046      1.85 to 1.40          1.44           29.28 to 28.70
                              2008    386   11.22 to 10.89     4,288      1.85 to 1.40          1.68         (40.48) to (40.75)
                              2007    432   18.85 to 18.37     8,056      1.85 to 1.40          1.25          (0.77) to (4.80)
                              2006    252   18.91 to 18.43     4,726      1.85 to 1.40          1.11           18.43 to 17.90
Health Sciences Series I      2010     99   20.75 to 20.06     2,017      1.75 to 1.40          0.00           14.09 to 13.69
                              2009    134   18.19 to 17.64     2,396      1.75 to 1.40          0.00           29.98 to 29.53
                              2008    141   13.99 to 13.62     1,940      1.75 to 1.40          0.00         (30.88) to (31.12)
                              2007    207   20.25 to 19.78     4,139      1.75 to 1.40          0.00           16.03 to 15.62
                              2006    233   17.45 to 17.11     4,022      1.75 to 1.40          0.00            6.87 to 6.50
Health Sciences Series II     2010    320   21.61 to 15.96     6,838      1.90 to 1.15          0.00           14.15 to 13.30
                              2009    345   19.07 to 13.98     6,464      1.90 to 1.15          0.00           30.05 to 29.08
                              2008    394   14.77 to 10.75     5,751      1.90 to 1.15          0.00         (30.86) to (31.38)
                              2007    423   21.53 to 15.55     9,050      1.90 to 1.15          0.00           16.09 to 15.60
                              2006    452   19.12 to 13.36     8,397      1.85 to 1.15          0.00            7.16 to 6.19
High Income Series II         2010     92   12.76 to 12.42     1,163      1.90 to 1.15         29.43           10.01 to 9.19
                              2009    115   11.60 to 11.37     1,324      1.90 to 1.15         22.43           79.2 to 77.86
                              2008      9     6.44 to 6.36        57      1.90 to 1.15          9.67         (44.23) to (44.65)
                              2007     18   11.56 to 11.50       212      1.90 to 1.15         10.05          (7.56) to (8.02)

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                                DECEMBER 31, 2010

7. UNIT VALUES-- (CONTINUED)

                                            AT DECEMBER 31,                  FOR THE YEARS AND PERIODS ENDED DECEMBER 31,
                                   --------------------------------- ------------------------------------------------------------
                                    UNITS  UNIT FAIR VALUE   ASSETS  EXPENSE RATIO HIGHEST   INVESTMENT   TOTAL RETURN HIGHEST TO
SUB-ACCOUNT                   YEAR (000S) HIGHEST TO LOWEST  (000S)       TO LOWEST*       INCOME RATIO**        LOWEST***
----------------------------- ---- ------ ----------------- -------- --------------------- -------------- -----------------------
High Yield Series I           2010    176 $20.52 to $16.95  $  3,254     1.75% to 1.40%        35.43%         12.20% to 11.81%
                              2009    237   18.28 to 15.16     3,896      1.75 to 1.40         10.85           52.37 to 51.84
                              2008    322    12.00 to 9.99     3,433      1.75 to 1.40          7.94         (30.50) to (30.75)
                              2007    405   17.27 to 14.42     6,307      1.75 to 1.40         12.10           0.22 to (0.14)
                              2006    576   17.23 to 14.44     8,974      1.75 to 1.40          6.86            8.84 to 8.46
High Yield Series II          2010    385   19.70 to 15.83     7,614      1.90 to 1.15         36.39           12.24 to 11.40
                              2009    508    17.69 to 14.1     8,953      1.90 to 1.15         11.26           52.59 to 51.46
                              2008    513    11.68 to 9.24     5,991      1.90 to 1.15          8.22         (30.51) to (31.03)
                              2007    542   16.93 to 13.30     9,166      1.90 to 1.15         12.03           0.20 to (1.97)
                              2006    694   17.42 to 13.24    11,893      1.85 to 1.15          6.91            8.71 to 5.80
International Core Series I   2010    151   11.24 to 11.19     2,107      1.75 to 0.80          1.81            8.70 to 7.68
                              2009    180   10.39 to 10.34     2,336      1.75 to 0.80          2.45           24.01 to 16.58
                              2008    215    12.35 to 8.91     2,367      1.75 to 1.40          5.00         (39.48) to (39.69)
                              2007    256   20.40 to 14.78     4,709      1.75 to 1.40          2.13            9.86 to 9.48
                              2006    308   18.57 to 13.50     5,223      1.75 to 1.40          0.60           23.04 to 22.61
International Core Series II  2010    112   15.86 to 11.25     1,800      1.90 to 1.15          1.64            8.13 to 7.32
                              2009    126    14.78 to 10.4     1,878      1.90 to 1.15          2.21           17.17 to 16.29
                              2008    124    12.71 to 8.88     1,590      1.90 to 1.15          4.53         (39.48) to (39.93)
                              2007    146   21.16 to 14.67     3,122      1.90 to 1.15          1.79            9.86 to 9.32
                              2006    159   20.21 to 13.32     3,123      1.85 to 1.15          0.42           22.89 to 6.43
International Equity Index
   A Trust Series I           2010    115   19.31 to 18.86     2,206      1.75 to 1.40          2.61            9.33 to 8.95
                              2009     51   17.66 to 17.31       895      1.75 to 1.40         12.53           35.94 to 35.46
                              2008     64   12.99 to 12.78       816      1.75 to 1.40          1.94         (45.32) to (45.51)
                              2007     82   23.76 to 23.45     1,939      1.75 to 1.40          3.68           13.81 to 13.41
                              2006     82   20.87 to 20.68     1,708      1.75 to 1.40          0.81           23.75 to 23.31
International Equity Index
   A Trust Series II          2010    307   18.42 to 13.72     5,688      1.90 to 1.15          2.20            9.73 to 9.18
                              2009    146   17.45 to 17.01     2,514      1.85 to 1.40         12.09           35.57 to 34.96
                              2008    178   12.87 to 12.60     2,266      1.85 to 1.40          1.89         (45.42) to (45.67)
                              2007    188   23.58 to 23.19     4,401      1.85 to 1.40          3.48           13.55 to 13.04
                              2006    199   20.76 to 20.52     4,102      1.85 to 1.40          0.61           23.52 to 22.97
International Equity Index
   Series NAV                 2010    265   10.87 to 10.69     2,866      1.85 to 1.40          2.56            9.89 to 9.40
                              2009    278     9.89 to 9.78     2,734      1.85 to 1.40          3.78           36.87 to 36.26
                              2008    308     7.23 to 7.17     2,216      1.85 to 1.40          2.59         (45.16) to (45.41)
                              2007    357   13.18 to 13.14     4,705      1.85 to 1.40          1.99            5.44 to 5.13
International
   Opportunities Series II    2010    234   15.87 to 11.72     3,620      1.90 to 1.15          1.17           12.10 to 11.26
                              2009    265   14.26 to 10.46     3,655      1.90 to 1.15          0.88           35.70 to 34.68
                              2008    227    10.59 to 7.71     2,323      1.90 to 1.15          0.94         (51.23) to (51.60)
                              2007    256   21.88 to 15.80     5,511      1.90 to 1.15          1.39           21.50 to 18.39
                              2006    166   18.78 to 13.31     3,092      1.85 to 1.15          0.27           22.18 to 6.37
International Small
   Company Series I           2010    204   14.94 to 14.78     3,024      1.75 to 0.80          2.49           21.72 to 20.58
                              2009    270   12.27 to 12.26     3,316      1.75 to 0.80          0.78          (1.80) to (1.93)
International Small
   Company Series II          2010    394   14.85 to 14.73     5,826      1.90 to 1.15          2.51           21.06 to 20.15
                              2009    441   12.27 to 12.26     5,404      1.90 to 1.15          0.77          (1.85) to (1.95)

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                                DECEMBER 31, 2010

7. UNIT VALUES-- (CONTINUED)

                                            AT DECEMBER 31,                  FOR THE YEARS AND PERIODS ENDED DECEMBER 31,
                                   --------------------------------- ------------------------------------------------------------
                                    UNITS  UNIT FAIR VALUE   ASSETS  EXPENSE RATIO HIGHEST   INVESTMENT   TOTAL RETURN HIGHEST TO
SUB-ACCOUNT                   YEAR (000S) HIGHEST TO LOWEST  (000S)       TO LOWEST*       INCOME RATIO**        LOWEST***
----------------------------- ---- ------ ----------------- -------- --------------------- -------------- -----------------------
International Value Series I  2010    440 $17.11 to $11.78  $  7,726     1.75% to 0.80%         1.89%          7.12% to 6.11%
                              2009    525   16.12 to 11.00     8,641      1.75 to 0.80          2.11           33.42 to 29.88
                              2008    654   12.42 to 12.09     8,050      1.75 to 1.40          3.26         (43.47) to (43.67)
                              2007    815   21.97 to 21.45    17,773      1.75 to 1.40          4.21            8.00 to 7.62
                              2006    988   20.35 to 19.93    19,990      1.75 to 1.40          1.86           27.79 to 27.35
International Value Series II 2010    799   19.16 to 12.33    15,513      1.90 to 1.15          1.72            6.54 to 5.74
                              2009    875   18.12 to 11.58    16,005      1.90 to 1.15          1.97           34.04 to 33.04
                              2008    982    13.62 to 8.64    13,483      1.90 to 1.15          3.12         (43.47) to (43.89)
                              2007  1,141   24.28 to 15.28    27,912      1.90 to 1.15          3.64           10.80 to 8.10
                              2006  1,023   24.17 to 14.10    23,440      1.85 to 1.15          1.67           27.48 to 12.65
Investment Quality Bond
   Series I                   2010    262   19.44 to 14.33     6,614      1.75 to 0.80          4.95            6.60 to 5.59
                              2009    295   18.41 to 13.45     7,038       1.75 to 0.8          4.75           10.52 to 10.50
                              2008    355   26.96 to 16.66     7,499      1.75 to 1.40          6.14          (3.04) to (3.38)
                              2007    456   27.80 to 17.24     9,925      1.75 to 1.40          8.82            4.72 to 4.35
                              2006    545   26.55 to 16.52    11,394      1.75 to 1.40          6.35            2.13 to 1.78
Investment Quality Bond
   Series II                  2010  1,566   16.94 to 15.57    26,939      1.90 to 1.15          4.74            6.07 to 5.28
                              2009  1,667   16.09 to 14.68    27,172      1.90 to 1.15          5.17           10.92 to 10.09
                              2008  1,422   14.62 to 13.23    20,940      1.90 to 1.15          5.94          (2.95) to (3.67)
                              2007  1,980   15.17 to 13.63    30,162      1.90 to 1.15          8.71            4.70 to 2.41
                              2006  1,826   14.94 to 12.99    26,873      1.85 to 1.15          5.47            4.16 to 1.47
Large Cap Series I            2010    860   13.40 to 13.13    11,493      1.75 to 1.40          1.06           12.16 to 11.77
                              2009    948   11.94 to 11.75    11,301      1.75 to 1.40          1.92           29.03 to 28.58
                              2008  1,121     9.26 to 9.14    10,360      1.75 to 1.40          1.31         (40.36) to (40.57)
                              2007  1,364   15.52 to 15.38    21,150      1.75 to 1.40          0.52          (5.85) to (6.08)
Large Cap Series II           2010     88   13.29 to 12.96     1,160      1.85 to 1.40          0.89           11.96 to 11.46
                              2009     86   11.87 to 11.63     1,015      1.85 to 1.40          1.71           28.74 to 28.16
                              2008     94     9.22 to 9.07       860      1.85 to 1.40          1.15         (40.52) to (40.79)
                              2007    104   15.51 to 15.32     1,613      1.85 to 1.40          0.60          (0.14) to (0.60)
                              2006     10   15.53 to 15.41       150      1.85 to 1.40          0.22           14.45 to 12.07
Large Cap Value Series I      2010     50   18.89 to 18.39       926      1.75 to 1.40          1.08            8.39 to 8.01
                              2009     65   17.43 to 17.02     1,122      1.75 to 1.40          1.55            9.10 to 8.72
                              2008     84   15.97 to 15.66     1,318      1.75 to 1.40          1.47         (36.80) to (37.03)
                              2007    101   25.27 to 24.86     2,535      1.75 to 1.40          0.94            2.92 to 2.56
                              2006    123   24.56 to 24.24     2,993      1.75 to 1.40          0.00            1.48 to 1.45
Large Cap Value Series II     2010    249   18.73 to 18.10     4,615      1.85 to 1.40          0.98            8.18 to 7.69
                              2009    263    17.32 to 16.8     4,509      1.85 to 1.40          1.38            8.82 to 8.34
                              2008    287   15.91 to 15.51     4,533      1.85 to 1.40          1.34         (36.91) to (37.20)
                              2007    297   25.22 to 24.70     7,440      1.85 to 1.40          0.62            2.73 to 2.26
                              2006    356   24.55 to 24.15     8,694      1.85 to 1.40          0.26           14.15 to 13.64
Lifestyle Aggressive
   Series I                   2010    162   17.69 to 13.57     2,562      1.75 to 1.40          1.71           14.83 to 14.43
                              2009    221   15.41 to 11.86     3,044      1.75 to 1.40          1.01           33.75 to 33.28
                              2008    250    11.52 to 8.90     2,573      1.75 to 1.40          1.72         (42.80) to (43.00)
                              2007    277   20.14 to 15.61     4,983      1.75 to 1.40          9.33            7.03 to 6.66
                              2006    320   18.82 to 14.63     5,390      1.75 to 1.40          7.66           13.86 to 13.46
Lifestyle Aggressive
   Series II                  2010  2,053   16.87 to 12.31    34,935      1.90 to 1.15          1.67           14.80 to 13.94
                              2009  2,338   14.81 to 10.72    34,902      1.90 to 1.15          0.86           33.91 to 32.91
                              2008  2,297    11.14 to 8.01    25,699      1.90 to 1.15          1.60         (42.81) to (43.24)
                              2007  2,375   19.63 to 14.00    46,731      1.90 to 1.15          9.28            7.57 to 7.16
                              2006  3,106   18.89 to 13.01    58,044      1.85 to 1.15          7.68           13.59 to 4.07
Lifestyle Balanced Series I   2010  1,410   16.11 to 13.02    26,554      1.75 to 0.80          2.51           10.86 to 9.81
                              2009  1,754   14.67 to 11.74    30,229      1.75 to 0.80          4.45           28.48 to 22.49
                              2008  1,855   15.63 to 11.42    24,806      1.75 to 1.40          2.84         (32.26) to (32.49)
                              2007  2,442   23.06 to 16.92    47,729      1.75 to 1.40          7.57            4.98 to 4.61
                              2006  2,969   21.97 to 16.17    56,071      1.75 to 1.40          5.48           11.17 to 10.78
Lifestyle Balanced Series II  2010 56,894   13.88 to 12.55   910,709      2.10 to 0.35          2.58           7.90 to 11.06
                              2009 57,548   15.91 to 12.19   846,400      1.90 to 1.15          4.39           28.99 to 28.02
                              2008 52,147    12.43 to 9.45   607,184      1.90 to 1.15          3.26         (32.23) to (32.74)
                              2007 47,212   18.48 to 13.95   828,590      1.90 to 1.15          7.40            5.04 to 4.60
                              2006 36,439   18.14 to 13.22   636,831      1.85 to 1.15          4.89           10.95 to 5.74

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                                DECEMBER 31, 2010

7. UNIT VALUES-- (CONTINUED)

                                            AT DECEMBER 31,                  FOR THE YEARS AND PERIODS ENDED DECEMBER 31,
                                   --------------------------------- ------------------------------------------------------------
                                    UNITS  UNIT FAIR VALUE   ASSETS  EXPENSE RATIO HIGHEST   INVESTMENT   TOTAL RETURN HIGHEST TO
SUB-ACCOUNT                   YEAR (000S) HIGHEST TO LOWEST  (000S)       TO LOWEST*       INCOME RATIO**        LOWEST***
----------------------------- ---- ------ ----------------- -------- --------------------- -------------- -----------------------
Lifestyle Conservative
   Series I                   2010    547 $18.17 to $13.82  $ 11,142     1.75% to 0.80%         2.61%          8.25% to 7.23%
                              2009    617   16.95 to 12.77    11,622      1.75 to 0.80          5.00           19.60 to 16.28
                              2008    751   18.51 to 14.17    11,787      1.75 to 1.40          4.02         (16.74) to (17.04)
                              2007    810   22.23 to 17.08    15,463      1.75 to 1.40          8.00            3.91 to 3.54
                              2006    856   21.39 to 16.50    15,451      1.75 to 1.40          4.62            6.93 to 6.56
Lifestyle Conservative
   Series II                  2010 13,932   13.67 to 13.17   229,082      2.10 to 0.35          2.57            3.52 to 5.39
                              2009 12,692   15.80 to 13.72   195,831      1.90 to 1.15          5.84           20.05 to 19.15
                              2008  9,579   13.26 to 11.43   125,592      1.90 to 1.15          5.28         (16.64) to (17.27)
                              2007  5,317   16.03 to 13.71    84,601      1.90 to 1.15          8.10            3.96 to 2.30
                              2006  4,437   15.90 to 13.12    69,236      1.85 to 1.15          4.41            6.63 to 4.99
Lifestyle Growth Series I     2010  1,040   14.60 to 12.65    17,871      1.75 to 0.80          2.34           12.12 to 11.06
                              2009  1,148   13.15 to 11.28    17,935      1.75 to 0.80          3.15           30.98 to 24.30
                              2008  1,376   13.80 to 10.04    16,384      1.75 to 1.40          2.33         (37.49) to (37.71)
                              2007  1,701   22.08 to 16.12    32,488      1.75 to 1.40          7.74            6.02 to 5.65
                              2006  1,922   20.82 to 15.25    34,748      1.75 to 1.40          6.04           11.93 to 11.54
Lifestyle Growth Series II    2010 63,087   14.34 to 12.13   981,607      2.10 to 0.35          2.24           10.73 to 14.68
                              2009 64,057   15.36 to 11.47   904,376      1.90 to 1.15          3.25           31.43 to 30.44
                              2008 60,322    11.77 to 8.73   659,686      1.90 to 1.15          2.50         (37.39) to (37.87)
                              2007 55,721   18.95 to 13.94   992,822      1.90 to 1.15          7.32            6.03 to 5.96
                              2006 39,974   18.43 to 13.09   706,919      1.85 to 1.15          5.22           11.71 to 4.69
Lifestyle Moderate Series I   2010    696   16.92 to 13.51    13,480      1.75 to 0.80          2.55            9.67 to 8.64
                              2009    784   15.58 to 12.32    13,890      1.75 to 0.80          4.58           25.05 to 20.36
                              2008    955   16.90 to 12.46    13,419      1.75 to 1.40          3.29         (25.29) to (25.55)
                              2007  1,329   22.62 to 16.73    24,871      1.75 to 1.40          7.57            3.82 to 3.46
                              2006  1,517   21.79 to 16.17    27,295      1.75 to 1.40          4.68            8.88 to 8.51
Lifestyle Moderate Series II  2010 20,211   13.59 to 13.20   324,398      2.10 to 0.35          2.57            6.30 to 8.75
                              2009 19,158   15.71 to 12.87   284,910      1.90 to 1.15          4.85           25.41 to 24.48
                              2008 16,671   12.62 to 10.27   201,465      1.90 to 1.15          4.25         (25.23) to (25.79)
                              2007 13,562   17.01 to 13.73   224,500      1.90 to 1.15          7.54            3.88 to 2.82
                              2006 10,417   16.89 to 13.15   171,943      1.85 to 1.15          4.21            8.65 to 5.24
Mid Cap Index Series I        2010     90   20.88 to 16.27     1,921      1.75 to 0.80          1.09           24.98 to 23.80
                              2009     95   16.86 to 13.02     1,630      1.75 to 0.80          1.06           34.39 to 4.16
                              2008    105   12.95 to 12.55     1,341      1.75 to 1.40          0.85         (37.30) to (37.52)
                              2007    128   20.66 to 20.08     2,618      1.75 to 1.40          1.30            6.01 to 5.64
                              2006    134   19.49 to 19.01     2,584      1.75 to 1.40          0.62            8.19 to 7.82
Mid Cap Index Series II       2010    620   19.05 to 14.19    11,969      1.90 to 1.15          0.82           24.37 to 23.44
                              2009    678   15.43 to 11.41    10,562      1.90 to 1.15          0.85           34.82 to 33.81
                              2008    713    11.53 to 8.46     8,363      1.90 to 1.15          0.70         (37.25) to (37.72)
                              2007    678   18.51 to 13.48    12,705      1.90 to 1.15          0.85            6.10 to 3.01
                              2006    574   18.59 to 12.70    10,240      1.85 to 1.15          0.44           7.93 to (0.70)
Mid Cap Stock Series I        2010    592   17.49 to 12.38    10,302      1.75 to 0.80          0.00           22.10 to 20.95
                              2009    699   14.46 to 10.14    10,087      1.75 to 0.80          0.00           29.07 to 26.89
                              2008    913   11.20 to 11.16    10,197      1.75 to 1.40          0.00         (44.55) to (44.75)
                              2007    933   20.27 to 20.12    18,819      1.75 to 1.40          0.00           21.85 to 21.42
                              2006  1,178   16.70 to 16.20    19,508      1.75 to 1.40          0.00           11.97 to 11.58

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                                DECEMBER 31, 2010

7. UNIT VALUES-- (CONTINUED)

                                            AT DECEMBER 31,                  FOR THE YEARS AND PERIODS ENDED DECEMBER 31,
                                   --------------------------------- ------------------------------------------------------------
                                    UNITS  UNIT FAIR VALUE   ASSETS  EXPENSE RATIO HIGHEST   INVESTMENT   TOTAL RETURN HIGHEST TO
SUB-ACCOUNT                   YEAR (000S) HIGHEST TO LOWEST  (000S)       TO LOWEST*       INCOME RATIO**        LOWEST***
----------------------------- ---- ------ ----------------- -------- --------------------- -------------- -----------------------
Mid Cap Stock Series II       2010    813 $21.10 to $13.64  $ 17,115     1.90% to 1.15%         0.00%         21.40% to 20.50%
                              2009    928   17.51 to 11.23    16,195      1.90 to 1.15          0.00           29.55 to 28.58
                              2008    988    13.62 to 8.67    13,396      1.90 to 1.15          0.00         (44.51) to (44.93)
                              2007    978   24.73 to 15.63    24,028      1.90 to 1.15          0.00           22.51 to 21.93
                              2006  1,016   20.92 to 12.79    20,875      1.85 to 1.15          0.00           11.73 to 2.16
Mid Value Series I            2010    237   19.40 to 17.01      4085      1.75 to 0.80          2.00           15.23 to 14.14
                              2009    277    16.84 to 14.9     4,163      1.75 to 0.80          0.44           33.87 to 29.15
Mid Value Series II           2010    748   17.28 to 16.85     12804      1.85 to 1.40          1.79           14.18 to 13.67
                              2009    859   15.14 to 14.82    12,905      1.85 to 1.40          0.34           43.99 to 43.34
                              2008     60   10.51 to 10.34       629      1.85 to 1.40          0.81         (35.79) to (36.08)
                              2007     65   16.37 to 16.18     1,055      1.85 to 1.40          1.60          (1.09) to (1.54)
                              2006     70   16.55 to 16.43     1,147      1.85 to 1.40          0.05           18.39 to 17.86
Money Market Series I         2010    642   12.97 to 12.41    10,278      1.75 to 0.80          0.00          (0.80) to (1.73)
                              2009    909   13.20 to 12.51    14,419      1.75 to 0.80          0.22          (0.45) to (1.54)
                              2008  1,532   18.43 to 13.41    24,158      1.75 to 1.40          1.75           0.34 to (0.01)
                              2007  1,469   18.37 to 13.41    23,080      1.75 to 1.40          4.47            3.10 to 2.74
                              2006  1,593   17.82 to 13.05    24,875      1.75 to 1.40          4.35            2.99 to 2.63
Money Market Series II        2010  4,659   12.49 to 12.21    58,457      1.90 to 0.35          0.00          (0.15) to (1.88)
                              2009  6,839   13.09 to 12.44    87,119      1.90 to 1.15          0.08          (1.07) to (1.81)
                              2008  9,306   13.23 to 12.67   120,124      1.90 to 1.15          1.43           0.40 to (0.36)
                              2007  4,050   13.17 to 12.71    52,315      1.90 to 1.15          4.17            3.15 to 1.95
                              2006  2,653   12.77 to 12.45    33,361      1.85 to 1.15          4.20            2.79 to 1.81
Money Market Trust B
   Series NAV                 2010    354   12.57 to 12.36     4,417      1.85 to 1.40          0.05          (1.34) to (1.79)
                              2009    418   12.74 to 12.59     5,299      1.85 to 1.40          0.52          (0.92) to (1.37)
                              2008    670   12.86 to 12.76     8,577      1.85 to 1.40          2.03            0.69 to 0.24
                              2007    422   12.77 to 12.73     5,378      1.85 to 1.40          3.05            2.14 to 1.84
Mutual Shares Series I        2010     37   11.72 to 11.47       432      1.55 to 0.80          3.98           10.63 to 9.80
                              2009      9   10.59 to 10.44        98      1.55 to 0.80          0.00           22.32 to 21.71
Natural Resources Series II   2010    436   42.64 to 14.59    15,562      1.90 to 1.15          0.42           13.56 to 12.71
                              2009    475   37.83 to 12.85    15,108      1.90 to 1.15          0.68           57.08 to 55.90
                              2008    403    24.27 to 8.18     8,609      1.90 to 1.15          0.29         (52.27) to (52.63)
                              2007    464   51.23 to 17.13    21,904      1.90 to 1.15          0.81           41.55 to 38.82
                              2006    389   37.87 to 12.31    14,264      1.85 to 1.15          0.40          20.34 to (1.62)
Optimized All Cap Series II   2010    424   17.89 to 17.29     7,484      1.85 to 1.40          0.93           17.56 to 17.03
                              2009    467   15.22 to 14.77     7,022      1.85 to 1.40          1.18           26.24 to 25.67
                              2008    514   12.06 to 11.75     6,135      1.85 to 1.40          0.63         (44.03) to (44.29)
                              2007    578   21.54 to 21.09    12,353      1.85 to 1.40          0.83           1.66 to (3.88)
                              2006     25   21.09 to 20.75       524      1.85 to 1.40          0.74           13.32 to 12.81
Optimized Value Series II     2010    165   13.74 to 13.34     2,249      1.85 to 1.40          1.70           11.54 to 11.04
                              2009    183   12.32 to 12.01     2,245      1.85 to 1.40          1.90           22.77 to 22.22
                              2008    207    10.04 to 9.83     2,062      1.85 to 1.40          2.13         (42.18) to (42.44)
                              2007    234   17.36 to 17.07     4,042      1.85 to 1.40          0.97         (7.14) to (10.66)
                              2006     10   18.61 to 18.38       191      1.85 to 1.40          1.02           19.37 to 18.84

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                                DECEMBER 31, 2010

7. UNIT VALUES-- (CONTINUED)

                                            AT DECEMBER 31,                  FOR THE YEARS AND PERIODS ENDED DECEMBER 31,
                                   --------------------------------- ------------------------------------------------------------
                                    UNITS  UNIT FAIR VALUE   ASSETS  EXPENSE RATIO HIGHEST   INVESTMENT   TOTAL RETURN HIGHEST TO
SUB-ACCOUNT                   YEAR (000S) HIGHEST TO LOWEST  (000S)       TO LOWEST*       INCOME RATIO**        LOWEST***
----------------------------- ---- ------ ----------------- -------- --------------------- -------------- -----------------------
Pacific Rim Series I          2010      0 $13.45 to $11.70  $      0     1.75% to 1.40%         0.43%          1.64% to 1.52%
                              2009    123   13.25 to 11.52     1,437      1.75 to 1.40          1.07           30.48 to 30.03
                              2008    136    10.19 to 8.83     1,215      1.75 to 1.40          1.55         (40.85) to (41.06)
                              2007    145   17.28 to 14.92     2,217      1.75 to 1.40          1.73            7.62 to 7.24
                              2006    221   16.12 to 13.52     3,135      1.75 to 1.40          0.97            9.51 to 9.12
Pacific Rim Series II         2010      0   17.27 to 10.38         0      1.90 to 1.15          0.42            1.74 to 1.49
                              2009    195    17.02 to 10.2     3,201      1.90 to 1.15          0.90           30.44 to 29.46
                              2008    177    13.15 to 7.82     2,276      1.90 to 1.15          1.41         (40.77) to (41.22)
                              2007    196   22.37 to 13.20     4,315      1.90 to 1.15          1.48            7.59 to 5.03
                              2006    187   22.84 to 12.24     3,969      1.85 to 1.15          0.76           9.38 to (2.18)
PIMCO All Asset               2010    200   17.46 to 16.94     3,453      1.85 to 1.40          7.01           11.14 to 10.64
                              2009    182   15.71 to 15.31     2,831      1.85 to 1.40          6.86           19.63 to 19.09
                              2008    181   13.13 to 12.86     2,356      1.85 to 1.40          5.27         (17.34) to (17.71)
                              2007    225   15.88 to 15.62     3,545      1.85 to 1.40          6.40            6.49 to 6.01
                              2006    323   14.91 to 14.74     4,792      1.85 to 1.40          4.76            2.91 to 2.45
Real Estate Securities
   Series I                   2010    101   31.09 to 29.44     3,087      1.75 to 1.40          1.83           27.4 to 26.96
                              2009    119   24.40 to 23.19     2,838      1.75 to 1.40          3.49           28.36 to 27.91
                              2008    135   19.01 to 18.13     2,525      1.75 to 1.40          2.96         (40.27) to (40.48)
                              2007    202   31.82 to 30.46     6,284      1.75 to 1.40          2.57         (16.79) to (17.08)
                              2006    296   38.25 to 36.74    11,138      1.75 to 1.40          1.81           36.19 to 35.72
Real Estate Securities
   Series II                  2010    432   24.37 to 12.78    10,202      1.90 to 1.15          1.62           27.40 to 26.45
                              2009    474   19.27 to 10.03     8,905      1.90 to 1.15          3.26           28.55 to 27.59
                              2008    501    15.10 to 7.80     7,440      1.90 to 1.15          2.85         (40.27) to (40.72)
                              2007    620   25.48 to 13.06    15,632      1.90 to 1.15          1.92         (16.74) to (19.48)
                              2006    503   33.50 to 15.65    15,580      1.85 to 1.15          1.58           35.91 to 25.03
Real Return Bond Series II    2010    572   16.52 to 15.96     9,312      1.85 to 1.40         10.82            7.16 to 6.68
                              2009    654   15.42 to 14.96     9,959      1.85 to 1.40          8.51           17.57 to 17.04
                              2008    734   13.11 to 12.78     9,529      1.85 to 1.40          0.55         (12.77) to (13.16)
                              2007    707   15.03 to 14.72    10,531      1.85 to 1.40          6.47            9.54 to 9.05
                              2006    797   13.72 to 13.50    10,855      1.85 to 1.40          2.49          (1.20) to (1.64)
Science & Technology
   Series I                   2010    650    16.60 to 5.76     8,333      1.75 to 1.40          0.00           22.88 to 22.45
                              2009    799     13.51 to 4.7     7,810      1.75 to 1.40          0.00           62.20 to 61.63
                              2008    926     8.33 to 2.91     5,469      1.75 to 1.40          0.00         (45.22) to (45.41)
                              2007  1,171    15.21 to 5.33    12,658      1.75 to 1.40          0.00           17.89 to 17.48
                              2006  1,477    12.90 to 4.53    13,945      1.75 to 1.40          0.00            4.06 to 3.70
Science & Technology
   Series II                  2010    385   17.52 to 16.33     6,815      1.90 to 1.15          0.00           22.96 to 22.05
                              2009    402   14.35 to 13.28     5,799      1.90 to 1.15          0.00           62.26 to 61.05
                              2008    329     8.91 to 8.18     2,941      1.90 to 1.15          0.00         (45.17) to (45.59)
                              2007    408   16.38 to 14.93     6,675      1.90 to 1.15          0.00           18.84 to 17.90
                              2006    413   14.32 to 11.23     5,689      1.85 to 1.15          0.00            3.91 to 0.92
Short Term Government
   Income Series I            2010    814   12.61 to 12.58    10,263      1.75 to 1.40          1.40            0.91 to 0.67
Short Term Government
   Income Series II           2010    919   12.62 to 12.56    11,557      1.90 to 1.15          1.24            0.95 to 0.44
Small Cap Growth Series II    2010    148   18.20 to 13.29     2,592      1.90 to 1.15          0.00           20.32 to 19.42
                              2009    149   15.24 to 11.04     2,158      1.90 to 1.15          0.00           32.89 to 31.90
                              2008    184    11.55 to 8.31     2,057      1.90 to 1.15          0.00         (40.49) to (40.94)
                              2007    113   19.56 to 13.96     2,090      1.90 to 1.15          0.00           12.47 to 10.64
                              2006     72   17.67 to 12.39     1,273      1.85 to 1.15          0.00          11.64 to (1.04)
Small Cap Index Series I      2010     42   17.43 to 17.33       732      1.75 to 1.40          0.53           24.61 to 24.17
                              2009     42   13.99 to 13.96       592      1.75 to 1.40          0.79           24.89 to 24.45
                              2008     52   11.21 to 11.20       588      1.75 to 1.40          1.17         (34.64) to (34.87)
                              2007     74   17.22 to 17.13     1,274      1.75 to 1.40          1.62          (3.53) to (3.87)
                              2006     85   17.91 to 17.47     1,515      1.75 to 1.40          0.52           15.98 to 15.58
Small Cap Index Series II     2010    477   18.12 to 17.43     8,568      1.85 to 1.40          0.29           24.34 to 23.79
                              2009    534   14.57 to 14.08     7,710      1.85 to 1.40          0.61           24.59 to 24.03
                              2008    584   11.70 to 11.35     6,780      1.85 to 1.40          1.04         (34.76) to (35.05)
                              2007    660   17.93 to 17.48    11,758      1.85 to 1.40          0.94          (4.15) to (8.20)
                              2006    342   19.03 to 18.24     6,336      1.85 to 1.40          0.33           15.72 to 15.20

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                                DECEMBER 31, 2010

7. UNIT VALUES-- (CONTINUED)

                                            AT DECEMBER 31,                  FOR THE YEARS AND PERIODS ENDED DECEMBER 31,
                                   --------------------------------- ------------------------------------------------------------
                                    UNITS  UNIT FAIR VALUE   ASSETS  EXPENSE RATIO HIGHEST   INVESTMENT   TOTAL RETURN HIGHEST TO
SUB-ACCOUNT                   YEAR (000S) HIGHEST TO LOWEST  (000S)       TO LOWEST*       INCOME RATIO**        LOWEST***
----------------------------- ---- ------ ----------------- -------- --------------------- -------------- -----------------------
Small Cap Opportunities
   Series I                   2010     86 $21.75 to $21.18  $  1,864     1.75% to 1.40%         0.00%         27.87% to 27.42%
                              2009     83   17.01 to 16.62     1,404      1.75 to 1.40          0.00           32.00 to 31.54
                              2008    100   12.89 to 12.63     1,276      1.75 to 1.40          2.29         (42.94) to (43.14)
                              2007    128   22.58 to 22.22     2,872      1.75 to 1.40          1.86          (8.95) to (9.27)
                              2006    161   24.80 to 24.49     3,977      1.75 to 1.40          0.70            8.92 to 8.54
Small Cap Opportunities
   Series II                  2010    258   20.69 to 10.77     5,378      1.90 to 1.15          0.00           27.86 to 26.91
                              2009    279    16.30 to 8.42     4,528      1.90 to 1.15          0.00           32.07 to 31.08
                              2008    303    12.43 to 6.38     3,770      1.90 to 1.15          2.14         (42.92) to (43.35)
                              2007    328   21.95 to 11.17     7,217      1.90 to 1.15          1.54          (8.86) to (7.54)
                              2006    360   24.71 to 12.23     8,807      1.85 to 1.15          0.53           8.66 to (2.29)
Small Cap Value Series II     2010    213   17.76 to 15.00     3,697      1.90 to 1.15          0.15           24.49 to 23.56
                              2009    205   14.37 to 12.05     2,847      1.90 to 1.15          0.43           26.92 to 25.97
                              2008    244    11.41 to 9.49     2,746      1.90 to 1.15          1.00         (27.11) to (27.66)
                              2007    211   15.77 to 13.02     3,258      1.90 to 1.15          0.59          (4.25) to (6.39)
                              2006    132   16.74 to 13.57     2,180      1.85 to 1.15          0.00           17.38 to 8.40
Small Company Value Series I  2010    179   25.94 to 25.01     4,530      1.75 to 1.40          1.35           19.67 to 19.26
                              2009    215   21.75 to 20.90     4,555      1.75 to 1.40          0.38           25.91 to 25.47
                              2008    274   17.34 to 16.60     4,625      1.75 to 1.40          0.68         (28.07) to (28.32)
                              2007    372   24.19 to 23.08     8,736      1.75 to 1.40          0.15          (2.58) to (2.92)
                              2006    468   24.91 to 23.15    11,306      1.75 to 1.40          0.07           13.82 to 13.42
Small Company Value Series II 2010    644   19.93 to 13.26    12,957      1.90 to 1.15          1.17           19.77 to 18.88
                              2009    721   16.76 to 11.07    12,174      1.90 to 1.15          0.23           26.02 to 25.08
                              2008    787    13.40 to 8.78    10,642      1.90 to 1.15          0.47         (28.05) to (28.59)
                              2007    978   18.77 to 12.21    18,683      1.90 to 1.15          0.00          (2.54) to (2.78)
                              2006  1,134   22.11 to 12.50    22,490      1.85 to 1.15          0.00          13.61 to (0.16)
Smaller Company Growth
   Series I                   2010    164   16.19 to 16.12     2,651      1.75 to 1.40          0.00           23.31 to 22.88
                              2009    176   13.13 to 13.12     2,310      1.75 to 1.40          0.00            5.03 to 4.98
Smaller Company Growth
   Series II                  2010    199   16.15 to 16.07     3,214      1.85 to 1.40          0.00           23.12 to 22.56
                              2009    202   13.12 to 13.11     2,643      1.85 to 1.40          0.00            4.96 to 4.89
Strategic Bond Series I       2010      0   24.01 to 19.36         0      1.75 to 1.40          9.17           10.92 to 10.59
                              2009    388    21.65 to 17.5     7,919      1.75 to 1.40          7.73           21.70 to 21.27
                              2008    484   17.79 to 14.43     8,049      1.75 to 1.40          6.62         (17.25) to (17.54)
                              2007    628   21.49 to 17.50    12,570      1.75 to 1.40          9.12          (1.55) to (1.90)
                              2006    758   21.83 to 17.84    15,541      1.75 to 1.40          6.84            5.57 to 5.20
Strategic Bond Series II      2010      0   16.98 to 14.66         0      1.90 to 1.15          9.42           11.01 to 10.31
                              2009    671   15.40 to 13.21    10,564      1.90 to 1.15          8.11           21.72 to 20.81
                              2008    654   12.74 to 10.85     8,497      1.90 to 1.15          6.61         (17.25) to (17.87)
                              2007    852   15.52 to 13.12    13,457      1.90 to 1.15          8.79          (1.41) to (2.96)
                              2006    892   16.27 to 13.27    14,373      1.85 to 1.15          6.66            6.42 to 4.91
Strategic Income
   Opportunities Series I     2010    400   18.48 to 18.06     7,359      1.75 to 1.40          7.31            1.61 to 1.56
Strategic Income
   Opportunities Series II    2010    687   17.86 to 12.70    12,430      1.90 to 1.15         23.27            1.57 to 1.45
                              2009     95   16.21 to 15.81     1,517      1.85 to 1.40          6.15           24.68 to 24.12
                              2008     85   13.00 to 12.73     1,094      1.85 to 1.40          9.19         (10.04) to (10.44)
                              2007    136   14.45 to 14.22     1,943      1.85 to 1.40          1.77            4.06 to 3.59
                              2006    163   13.89 to 13.73     2,244      1.85 to 1.40          3.01            2.43 to 1.97
Total Bond Market Trust A
   Series II                  2010    103   12.63 to 12.42     1,348      2.10 to 1.15          3.04           -0.61 to 1.01
                              2009     24   13.70 to 12.35       325      1.85 to 1.20          2.06           2.30 to (1.19)
                              2008     30   13.49 to 13.39       400      1.85 to 1.40          1.78            4.05 to 3.58
                              2007      3   12.97 to 12.93        42      1.85 to 1.40          0.24            3.74 to 3.43
Total Bond Market Trust A
   Series NAV                 2010     49   13.64 to 13.47       661      1.55 to 0.80          4.49            4.99 to 4.20
                              2009     13   12.99 to 12.93       172      1.55 to 0.80          6.81            3.94 to 3.43
Total Return Series I         2010    868   20.99 to 14.81    18,679      1.75 to 0.80          2.29            6.79 to 5.78
                              2009  1,056   19.84 to 13.86    21,410      1.75 to 0.80          3.99           11.62 to 10.41
                              2008  1,166   18.54 to 17.78    21,108      1.75 to 1.40          4.56            1.33 to 0.98
                              2007  1,411   18.29 to 17.60    25,258      1.75 to 1.40          7.46            6.97 to 6.60
                              2006  1,760   17.10 to 16.52    29,476      1.75 to 1.40          3.46            2.16 to 1.81

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                                DECEMBER 31, 2010

7. UNIT VALUES-- (CONTINUED)

                                            AT DECEMBER 31,                  FOR THE YEARS AND PERIODS ENDED DECEMBER 31,
                                   --------------------------------- ------------------------------------------------------------
                                    UNITS  UNIT FAIR VALUE   ASSETS  EXPENSE RATIO HIGHEST   INVESTMENT   TOTAL RETURN HIGHEST TO
SUB-ACCOUNT                   YEAR (000S) HIGHEST TO LOWEST  (000S)       TO LOWEST*       INCOME RATIO**        LOWEST***
----------------------------- ---- ------ ----------------- -------- --------------------- -------------- -----------------------
Total Return Series II        2010  1,929 $17.94 to $16.70  $ 35,302     1.90% to 1.15%         2.09%          6.18% to 5.38%
                              2009  2,189   17.03 to 15.73    37,904      1.90 to 1.15          3.93           12.06 to 11.23
                              2008  1,984   15.31 to 14.04    30,864      1.90 to 1.15          4.70            1.43 to 0.67
                              2007  1,991   15.21 to 13.84    30,752      1.90 to 1.15          7.20            7.03 to 4.90
                              2006  2,196   14.65 to 12.90    31,877      1.85 to 1.15          3.26            3.44 to 1.53
Total Stock Market Index
   Series I                   2010     42   11.97 to 11.89       496      1.75 to 1.40          1.23           15.57 to 15.17
                              2009     55   10.36 to 10.32       564      1.75 to 1.40          1.40           27.08 to 26.63
                              2008     76     8.15 to 8.15       620      1.75 to 1.40          1.44         (38.08) to (38.29)
                              2007    112   13.21 to 13.17     1,483      1.75 to 1.40          2.10            3.71 to 3.34
                              2006    143   12.78 to 12.49     1,821      1.75 to 1.40          1.00           13.70 to 13.30
Total Stock Market Index
   Series II                  2010    528   15.95 to 15.35     8,253      1.85 to 1.40          1.08           15.26 to 14.75
                              2009    603   13.84 to 13.37     8,170      1.85 to 1.40          1.36           26.74 to 26.17
                              2008    715   10.92 to 10.60     7,664      1.85 to 1.40          1.31         (38.16) to (38.44)
                              2007    809   17.66 to 17.22    14,027      1.85 to 1.40          1.22           3.05 to (2.45)
                              2006    424   17.06 to 16.20     7,114      1.85 to 1.40          0.80           13.50 to 12.99
Ultra Short Term Bond
   Series II                  2010     81   12.47 to 12.38     1,010      2.10 to 0.35          1.48           -0.23 to -0.95
U.S. Government Securities
   Series I                   2010      0   25.39 to 16.22         0      1.75 to 1.40          0.98            1.89 to 1.77
                              2009    586   24.92 to 15.94    12,511      1.75 to 1.40          2.90            6.88 to 6.51
                              2008    750   23.32 to 14.97    14,851      1.75 to 1.40          3.48          (2.78) to (3.12)
                              2007    903   23.98 to 15.45    18,094      1.75 to 1.40          8.06            1.71 to 1.35
                              2006  1,010   23.58 to 15.24    19,539      1.75 to 1.40          4.92            2.94 to 2.58
U.S. Government Securities
   Series II                  2010      0   14.02 to 14.07         0      1.90 to 1.15          0.83            1.90 to 1.65
                              2009    803   13.84 to 13.76    11,325      1.90 to 1.15          2.85            6.98 to 6.19
                              2008    883   13.04 to 12.86    11,709      1.90 to 1.15          3.70          (2.77) to (3.50)
                              2007    803   13.51 to 13.23    10,996      1.90 to 1.15          7.70            1.75 to 0.05
                              2006    809   13.69 to 12.97    10,952      1.85 to 1.15          4.65            4.01 to 2.29
U.S. High Yield Series II     2010      0   17.16 to 16.74         0      1.85 to 1.40         32.16            8.49 to 8.08
                              2009     18   15.82 to 15.49       277      1.85 to 1.40          8.23           44.34 to 43.7
                              2008     15   10.96 to 10.78       166      1.85 to 1.40          5.58         (22.15) to (22.50)
                              2007     15   14.08 to 13.91       205      1.85 to 1.40          8.06            1.25 to 0.80
                              2006     21   13.90 to 13.80       286      1.85 to 1.40          2.75            7.94 to 7.46
Utilities Series I            2010    107   19.81 to 19.15     2,093      1.75 to 1.40          2.23           12.34 to 11.95
                              2009    153   17.63 to 17.11     2,649      1.75 to 1.40          4.94           31.91 to 31.45
                              2008    151   13.37 to 13.01     1,985      1.75 to 1.40          2.73         (39.50) to (39.71)
                              2007    231   22.10 to 21.59     5,041      1.75 to 1.40          1.93           25.62 to 25.18
                              2006    307   17.59 to 17.24     5,351      1.75 to 1.40          2.18           29.19 to 28.74
Utilities Series II           2010    178   30.39 to 29.24     5,251      1.85 to 1.40          2.17           12.04 to 11.54
                              2009    206   27.13 to 26.21     5,422      1.85 to 1.40          4.70           31.61 to 31.02
                              2008    217   20.61 to 20.00     4,346      1.85 to 1.40          2.45         (39.59) to (39.86)
                              2007    251   34.12 to 33.26     8,340      1.85 to 1.40          1.61           25.33 to 24.76
                              2006    284   27.22 to 24.79     7,562      1.85 to 1.40          2.05           28.96 to 28.38
Value Series I                2010    181   25.05 to 13.31     4,974      1.75 to 0.80          0.98           21.25 to 20.10
                              2009    208   20.86 to 10.98     4,741      1.75 to 0.80          1.31           38.73 to 29.28
                              2008    268   17.09 to 15.04     4,384      1.75 to 1.40          0.98         (41.70) to (41.90)
                              2007    367   29.30 to 25.88    10,314      1.75 to 1.40          1.32            6.70 to 6.33
                              2006    472   27.46 to 24.34    12,458      1.75 to 1.40          0.38           19.37 to 18.95

       JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                                DECEMBER 31, 2010

7. UNIT VALUES-- (CONTINUED)

                                            AT DECEMBER 31,                  FOR THE YEARS AND PERIODS ENDED DECEMBER 31,
                                   --------------------------------- ------------------------------------------------------------
                                    UNITS  UNIT FAIR VALUE   ASSETS  EXPENSE RATIO HIGHEST   INVESTMENT   TOTAL RETURN HIGHEST TO
SUB-ACCOUNT                   YEAR (000S) HIGHEST TO LOWEST  (000S)       TO LOWEST*       INCOME RATIO**        LOWEST***
----------------------------- ---- ------ ----------------- -------- --------------------- -------------- -----------------------
Value Series II               2010    202 $14.27 to $19.30  $  3,772     1.90% to 1.15%         0.79%         20.57% to 19.67%
                              2009    214   16.13 to 11.84     3,344      1.90 to 1.15          1.14           39.18 to 38.14
                              2008    231    11.68 to 8.50     2,622      1.90 to 1.15          0.77         (41.64) to (42.07)
                              2007    275   20.16 to 14.57     5,423      1.90 to 1.15          1.03            6.76 to 6.40
                              2006    250   19.49 to 13.62     4,786      1.85 to 1.15          0.19           19.12 to 8.79

* These amounts represent the annualized contract expenses of the variable account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to policyholder accounts through the redemption of units and expenses of the underlying Portfolio are excluded.

** These ratios, which are not annualized, represent the distributions from net investment income received by the sub-account from the underlying Portfolio, net of management fees assessed by the portfolio manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that are assessed against policyholder accounts either through the reductions in the unit values or the redemptions of units. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividends by the underlying Portfolio in which the sub-accounts invest.

*** These amounts represent the total return for the periods indicated, including changes in the value of the underlying Portfolio, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. Investment options indicated in footnote 1 with a date notation, if any, denote the effective date of that investment option in the variable account. The total return is calculated for the period indicated or from the effective date through the end of the reporting period. For closed sub-accounts, the total return is calculated from the beginning of the reporting period to the date the sub-account closed. As the total return is presented as a range of minimum to maximum values, based on the product grouping representing the minimum and maximum expense ratio amounts, some individual contract total returns are not within the ranges presented.

8. DIVERSIFICATION REQUIREMENTS

Under the provisions of Section 817(h) of the Internal Revenue Code, a variable annuity contract, other than a contract issued in connection with certain types of employee benefits plans, will not be treated as an annuity contract for federal tax purposes for any period for which the investments of the segregated asset account on which the contract is based are not adequately diversified. The Code provides that the "adequately diversified" requirement may be met if the underlying investments satisfy either a statutory safe harbor test or diversification requirements set forth in regulations issued by the Secretary of Treasury.

The Company believes that the Account satisfies the current requirements of the regulations, and it intends that the Account will continue to meet such requirements.

                            PART C OTHER INFORMATION
                               OTHER INFORMATION

Guide  to  Name  Changes  and  Successions:

                                  NAME CHANGES

DATE OF CHANGE      OLD NAME                                                 NEW NAME
--------------      ----------------------------------------------------     -----------------------------------------------
October 1, 1997     FNAL Variable Account                                    The Manufacturers Life Insurance
                                                                             Company  of New York  Separate Account A
October 1, 1997     First North American Life Assurance Company              The Manufacturers Life Insurance
                                                                             Company of New York
November 1, 1997    NAWL Holding Co., Inc.                                   Manulife-Wood Logan
                                                                             Holding Co., Inc.
September 24, 1999  Wood Logan Associates, Inc.                              Manulife Wood Logan, Inc
January 1, 2005     The Manufacturers Life Insurance Company of              John Hancock Life Insurance Company of
                    New York Separate Account A                              New York Separate Account A
January 1, 2005     The Manufacturers Life Insurance Company of New York     John Hancock Life Insurance Company of New York
                                                                             Separate Account A.
January 1, 2005     Manulife Financial Securities LLC                        John Hancock Distributors LLC
January 1, 2005     Manufacturers Securities Services LLC                    John Hancock Investment Management Services LLC

On September 30, 1997, Manufacturers Securities Services, LLC ("MSSLLC") succeeded to the business of NASL Financial Services, Inc.

The following changes became effective January 1, 2002: (a) The Manufacturers Life Insurance Company of North America ("Manulife North America") merged into The Manufacturers Life Insurance Company (U.S.A.) with the latter becoming the owner of all of Manulife North America's assets; (b) Manulife Financial Securities LLC became the successor broker-dealer to Manufacturers Securities Services, LLC.

                                   * * * * *

Item 24. Financial Statements and Exhibits

     (a)  Financial Statements

          (1) Financial Statements of the Registrant, John Hancock Life Insurance Company of New York Separate Account A. [FILED HEREWITH]

          (2) Financial Statements of the Depositor, John Hancock Life Insurance Company of New York. [FILED HEREWITH]

     (b)  Exhibits

          (1) (a) Resolution of the Board of Directors of First North American Life Assurance Company establishing the FNAL Variable Account, incorporated by reference to Exhibit
                    (b)(1)(a) to Form N-4, File No. 33-46217 filed February 25, 1998.

               (b) Resolution of the Board of Directors of First North American Life Assurance Company establishing the Fixed Separate Account, incorporated by reference to Exhibit
                    (b)(1)(b) to Form N-4, File No. 33-46217 filed February 25, 1998.

               (c) Resolution of the Board of Directors of First North American Life Assurance Company establishing The Manufacturers Life Insurance Company of New York Separate Account D and The Manufacturers Life Insurance Company of New York Separate Account E, incorporated by reference to Exhibit (b)(1)(c) to Form N-4, File No. 33-46217 filed February 25, 1998.

          (2) Agreements for custody of securities and similar investments - NOT APPLICABLE.

          (3)  (a)  Underwriting and Distribution Agreement dated January
                    1, 2002, incorporated by reference to Exhibit 24(b)(3)(a) to Post-Effective Amendment No. 39 to Registration Statement, File No. 033-79112, filed on April 30, 2009.

               (b) General Agent and Broker-Dealer Selling Agreement, incorporated by reference to Exhibit 24(b)(3)(b) to Post-Effective Amendment No. 39 to Registration Statement, File No. 033-79112, filed on April 30, 2009.

               (c) Amended and Restated Underwriting and Distribution Agreement dated December 1, 2009, incorporated by reference to Exhibit 24(b)(3)(c) to Post-Effective Amendment No. 4 to Registration Statement, File No. 333-146590, filed on February 1, 2010.

          (4)  (a)  (i)  [Form of Specimen Flexible Purchase Payment Deferred
                         Variable Annuity Contract. [TO BE FILED BY AMENDMENT]]

                    (ii) Form of Specifications Page. [TO BE FILED BY AMENDMENT]

                    (iii)Form of Specifications Page. [TO BE FILED BY AMENDMENT]

               (b)  (i)  [Form of Specimen Income Plus for Life Rider (single).
                         [TO BE FILED BY AMENDMENT]]

                    (ii) [Form of Specimen Income Plus for Life Rider (spousal.
                         [TO BE FILED BY AMENDMENT]]

                    (iii)Form of Annual Step Death Benefit Rider (BR010 -
                         R.11), incorporated by reference to Exhibit
                         24(b)(4)(b)(v) to Pre-Effective Amendment No.3 to Registration Statement, File No. 333-169797, filed on May 17, 2011.

               (c)  (i)  Form of DCA Endorsement (END002.11-NY), incorporated by reference to Exhibit 24 (b) (4) (c)(iii) to Pre-Effective Amendment No. 3 to Registration Statement, File No. 333-169797, filed on May 17, 2011.

                    (ii) Form of Endorsement for Section 401a Plans
                         (END401A.11-NY), incorporated by reference to Exhibit 24 (b) (4) (c) to Pre-Effective Amendment No. 3 to Registration Statement, File No. 333-169797, filed on May 17, 2011.

                    (iii)Form of Endorsement for IRAs (ENDIRA.11-NY),
                         incorporated by reference to Exhibit 24 (b) (4) (c)(iv) to Pre-Effective Amendment No. 3 to Registration Statement, File No. 333-169797, filed on May 17, 2011.

                    (iv) Form of Endorsement for Roth IRAs (ENDROTH.11-NY),
                         incorporated by reference to Exhibit 24 (b) (4) (c)(v) to Pre-Effective Amendment No. 3 to Registration Statement, File No. 333-169797, filed on May 17, 2011.

                    (v) Form of Endorsement for Simple IRAs (ENDSIMPLE.11-NY), incorporated by reference to Exhibit 24 (b) (4) (c)(vi) to Pre-Effective Amendment No. 3 to Registration Statement, File No. 333-169797, filed on May 17, 2011.

          (5)  (a)  Form of Specimen Application. [TO BE FILED BY AMENDMENT]

          (6)  (a)  (i)  Declaration of Intention and Charter of First
                         North American Life Assurance Company, incorporated by reference to Exhibit (b)(6)(a)(i) to post-effective amendment no. 7 to Registrant's Registration Statement on Form N-4 File, No.33-46217, filed February 25, 1998.

                    (ii) Certificate of Amendment of the Declaration of
                         Intention and Charter of First North American Life Assurance Company, incorporated by reference to Exhibit
                         (b)(6)(a)(ii) to Post-Effective Amendment No. 7 to Registrant's Registration Statement on Form N-4 File, No.33-46217, filed February 25, 1998.

                   (iii) Certificate of Amendment of the Declaration of
                         Intention and Charter of The Manufacturers Life Insurance Company of New York, incorporated by reference to Exhibit (b)(6)(a)(iii) to Post-Effective Amendment No. 7 to Registrant's Registration Statement on Form N-4 File, No.33-46217, filed February 25, 1998.

                    (iv) Certificate of Amendment of the Declaration of
                         Intention and Charter of John Hancock Life Insurance Company of New York dated as of January 1, 2005, incorporated by reference to Exhibit (b)(6)(a)(iv) to Post-Effective Amendment No. 1 to Form N-4 Registration Statement filed on Form N-4, File No. 333-138846, filed on May 1, 2007.

                    (v) Certificate of Amendment of the Declaration of Intention and Charter of John Hancock Life Insurance Company of New York dated as of August 10, 2006, incorporated by reference to Exhibit (b)(6)(a)(v) to Post-Effective Amendment No. 1 to Registration Statement filed on Form N-4, File No. 333-138846, filed on May 1, 2007.

                    (vi) Certificate of Amendment of the Declaration of
                         Intention and Charter of John Hancock Life Insurance Company of New York dated as of December 17, 2009, incorporated by reference to Exhibit 24(b)(6)(a)(vi) to Post-Effective Amendment No. 41 to Registration Statement, File No. 033-79112, filed on May 3, 2010.

                (b)  (i) By-Laws of John Hancock Life Insurance Company of
                         New York, as amended and restated as of July 31, 2006, incorporated by reference to Exhibit 24(b)(6)(b)(i) to Post-Effective Amendment No. 1, to Registration Statement, File No. 333-138846, filed on May 1, 2007.

                    (ii) John Hancock Life Insurance Company of New York,
                         Amended and Restated By-Laws, as adopted on November 19, 2009, incorporated by reference to Exhibit 24(b)(6)(b)(ii) to Post-Effective Amendment No. 41 to Registration Statement, File No. 033-79112, filed on May 3, 2010.

                   (iii) John Hancock Life Insurance Company of New York,
                         Amended and Restated By-Laws, as adopted on December 14, 2010, incorporated by referenced to Exhibit 24(b)(6)(b) (iii) to Post-Effective Amendment No. 1 to Registration Statement. File No. 333-169797, filed on February 22, 2011.

(7) Contract of reinsurance in connection with the variable annuity contracts being offered - NOT APPLICABLE.

(8) Other material contracts not made in the ordinary course of business to be performed in whole or in part on or after the date the registration statement is filed:

     (a) Administrative Services Agreement between The Manufacturers Life Insurance Company of New York and The Manufacturers Life Insurance Company (U.S.A.), effective January 1, 2001, incorporated by reference to Exhibit 24(b)(8)(a) to Post-Effective Amendment No. 5 to Registration Statement, File No. 333-61283, filed on April 30, 2002.

     (b) Investment Services Agreement between The Manufacturers Life Insurance Company of New York and The Manufacturers Life Insurance Company, incorporated by reference to Exhibit 1(A)(8)(c) to Pre-Effective Amendment No. 1 to Registration Statement on Form S-6, File No. 333-33351, filed on March 17, 1998.

     (c)(i) Participation Agreement among John Hancock Life Insurance Company (U.S.A.), John Hancock Life Insurance Company of New York, John Hancock Life Insurance Company, John Hancock Variable Life Insurance Company and John Hancock Trust dated April 20, 2005, incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement, File No. 333-126668, filed on October 12, 2005.

          (ii) Shareholder Information Agreement between John Hancock Life Insurance Company (U.S.A.), John Hancock Life Insurance Company of New York, John Hancock Life Insurance Company, John Hancock Variable Life Insurance, and John Hancock Trust portfolios (except American Funds Insurance Series) dated April 16, 2007, incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement, File No. 333-85284, filed on April 30, 2007.

         (iii) Shareholder Information Agreement between John Hancock Life Insurance Company (U.S.A.), John Hancock Life Insurance Company of New York, John Hancock Life Insurance Company, John Hancock Variable Life Insurance, and John Hancock Trust on behalf of series of the Trust that are feeder funds of the American Funds Insurance Series dated April 16, 2007, incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement, File No. 333-85284, filed on April 30, 2007.

(9) Opinion and Consent of Counsel as to the legality of the securities being registered. [FILED HEREWITH]

(10) Written consent of Ernst & Young LLP, independent registered public accounting firm. [FILED HEREWITH]

(11) All financial statements omitted from Item 23. - NOT APPLICABLE.

(12) Agreements in consideration for providing initial capital between or among Registrant, Depositor, Underwriter or initial contract owners - NOT APPLICABLE.

(13) (a) Powers of Attorney. [FILED HEREWITH]

Item 25. Directors and Officers of the Depositor.

     OFFICERS AND DIRECTORS OF JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK
                              EFFECTIVE AS OF August 1, 2011

NAME AND PRINCIPAL BUSINESS ADDRESS  POSITION WITH DEPOSITOR
James R. Boyle***                    Chairman
James D. Gallagher*                  Director and President
Thomas Borshoff*                     Director
Paul M. Connolly**                   Director
Steven Finch***                      Director and Executive Vice President
Ruth Ann Fleming*                    Director
Scott S. Hartz***                    Director, Executive Vice President, and Chief Investment
                                     Officer - U.S. Investments
Rex  Schlaybaugh, Jr.*               Director
John G. Vrysen*                      Director and Senior Vice President
Jonathan Chiel*                      Executive Vice President and General Counsel - John
                                     Hancock
Marc Costantini*                     Executive Vice President
Peter Levitt**                       Executive Vice President and Treasurer
Katherine  MacMillan**               Executive Vice President
Stephen R. McArthur**                Executive Vice President
Hugh McHaffie*                       Executive Vice President
Kevin J. Cloherty*                   Senior Vice President
Bob Diefenbacher+                    Senior Vice President
Peter Gordon***                      Senior Vice President
Allan Hackney*                       Senior Vice President and Chief Information Officer
Gregory Mack*                        Senior Vice President
Lynne Patterson*                     Senior Vice President and Chief Financial Officer
Craig R. Raymond*                    Senior Vice President, Chief Actuary, and
                                     Chief Risk Officer
Diana L. Scott*                      Senior Vice President
Alan R. Seghezzi***                  Senior Vice President
Tony Teta***                         Senior Vice President
Brooks Tingle***                     Senior Vice President

     OFFICERS AND DIRECTORS OF JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK
                              EFFECTIVE AS OF August 1, 2011

NAME AND PRINCIPAL BUSINESS ADDRESS  POSITION WITH DEPOSITOR
Emanuel Alves*                       Vice President, Counsel, and Corporate Secretary
John C. S. Anderson***               Vice President
Roy V. Anderson*                     Vice President
Arnold Bergman*                      Vice President
Stephen J. Blewitt***                Vice President
Robert Boyda*                        Vice President
John E. Brabazon***                  Vice President
George H. Braun***                   Vice President
Thomas Bruns*                        Vice President
Tyler Carr*                          Vice President
Robert T. Cassato*                   Vice President
Brian Collins+                       Vice President
Art Creel*                           Vice President
George Cushnie**                     Vice President
John J. Danello*                     Vice President
Anthony J. Della Piana***            Vice President
Brent Dennis***                      Vice President
Robert Donahue++                     Vice President
Edward Eng**                         Vice President
Carol Nicholson Fulp*                Vice President
Paul Gallagher+++                    Vice President
Wayne A. Gates++                     Vice President
Ann Gencarella***                    Vice President
Richard Harris**                     Vice President and Appointed Actuary
John Hatch*                          Vice President
E. Kendall Hines***                  Vice President
Eugene Xavier Hodge, Jr.***          Vice President
James C. Hoodlet***                  Vice President
Roy Kapoor**                         Vice President
Mitchell Karman***                   Vice President, Chief Compliance Officer, and Counsel
Frank Knox*                          Vice President, Chief Compliance Officer - Retail Funds/Separate Accounts
David Kroach**                       Vice President
Jonathan Kutrubes*                   Vice President
Cynthia Lacasse***                   Vice President
Denise Lang**                        Vice President
Robert Leach*                        Vice President
David Longfritz*                     Vice President
Robert F. Lussky, Jr.*               Vice President
Nathaniel I. Margolis***             Vice President
John Maynard+                        Vice President
Steven McCormick**                   Vice President
Janis K. McDonough***                Vice President
Scott A. McFetridge***               Vice President
William McPadden***                  Vice President
Maureen Milet***                     Vice President and Chief Compliance Officer - Investments
Peter J. Mongeau+                    Vice President
Steven Moore**                       Vice President
Curtis Morrison***                   Vice President
Tom Mullen*                          Vice President
Scott Navin***                       Vice President
Betty Ng**                           Vice President
Nina Nicolosi*                       Vice President
Jacques Ouimet+                      Vice President
Gary M. Pelletier***                 Vice President
Steven Pinover*                      Vice President
Krishna Ramdial**                    Vice President, Treasury

     OFFICERS AND DIRECTORS OF JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK
                              EFFECTIVE AS OF August 1, 2011

NAME AND PRINCIPAL BUSINESS ADDRESS  POSITION WITH DEPOSITOR
S. Mark Ray***                       Vice President
Jill Rebman**                        Vice President
Mark Rizza*                          Vice President
Andrew Ross**                        Vice President
Thomas Samoluk*                      Vice President
Yiji S. Starr*                       Vice President
Tony Todisco++                       Vice President
Gaurav Upadhya**                     Vice President
Simonetta Vendittelli++              Vice President
Peter de Vries*                      Vice President
Karen Walsh*                         Vice President
Linda A. Watters*                    Vice President
Joseph P. Welch+                     Vice President
Jeffery Whitehead*                   Vice President and Controller
Henry Wong***                        Vice President
Randy Zipse***                       Vice President

----------
* Principal business office is 601 Congress Street, Boston, MA  02210

** Principal business office is 200 Bloor Street, Toronto, Canada M4W 1E5

*** Principal business office is 197 Clarendon Street, Boston, MA 02117

**** Principal business office is 164 Corporate Drive Portsmouth, NH 03801

+ Principal business office is 200 Berkeley Street, Boston, MA 02116

++ Principal business office is 380 Stuart Street, Boston, MA  02116

+++ Principal business office is 200 Clarendon Street, Boston, MA  02116

Item 26. Persons Controlled by or Under Common Control with Depositor or Registrant.

Registrant is a separate account of John Hancock Life Insurance Company (U.S.A.) (the "Company"), operated as a unit investment trust. Registrant supports certain benefits payable under the Company's variable annuity contracts by investing assets allocated to various investment options in shares of John Hancock Trust (the "Trust"), which is a "series" type of mutual fund registered under the Investment Company Act of 1940 (the "Act") as an open-end management investment company. The purchasers of variable annuity and variable life insurance contracts, in connection with which the Trust is used, will have the opportunity to instruct the Company with respect to the voting of the shares of the Series Fund held by Registrant as to certain matters. Subject to the voting instructions, the Company directly controls Registrant.

On the filing date of this Registration Statement, the Company and its affiliates are controlled by Manulife Financial Corporation ("MFC"). A list of other persons controlled by MFC as of December 31, 2010 appears below:

                         MANULIFE FINANCIAL CORPORATION
                   PRINCIPAL SUBSIDIARIES - DECEMBER 31, 2010

                                                       __________________
                                                      |                  |
                                                      |Manulife Financial|
                                                      |    Corporation   |
                                                      |     (Canada)     |
                                                      |__________________|
                                                               |
                                                               |........................................................
                                                               |                                                       .
                                                       ________|_________                                         _____._______
                                                      |                  |                                       |             |
                                                      | The Manufacturers|                                       | John Hancock|
                                                      |  Life Insurance  |                                       | Reassurance |
                                                      |      Company     |                                       | Company Ltd.|
                                                      |     (Canada)     |                                       |  (Bermuda)  |
                                                      |__________________|                                       |_____________|
                                                               |
                                                               |
                                                               |_________________________________________________________________
                                                               |                                                                 |
 ______________________________________________________________|______________________                                           |
|                  |                  |                      .  |                     |                                          |
|                  |                  |                      .  |                     |                                          |
|                  |                  |                      .  |                     |                                          |
|    ___________   |   ____________   |     ______________   .  |   _______________   |   ____________                           |
|   |           |  |  |            |  |    |              |  .  |  |               |  |  |            |                          |
|   |    NAL    |  |  |   Manulife |  |    |   Manulife   |  .  |  |    Manulife   |  |__|    MLI     |                          |
|   | Resources |  |  |    Asset   |  |    |   Insurance  |  .  |  |    Holdings   |     | Resources  |                          |
|___|Management |  |__| Management |  |    |  (Thailand)  |  .  |__|    (Bermuda)  |     |    Inc.    |                          |
|   |  Limited  |  |  |   (North   |  |    |    Public    |...     |     Limited   |     | (Alberta)  |                          |
|   | (Canada)  |  |  |   America) |  |    |    Company   |94.7%|__|    (Bermuda)  |     |____________|                          |
|   |___________|  |  |   Limited  |  |    |    Limited   |     |  |_______________|           .                                 |
|                  |  |  (Canada)  |  |    |  (Thailand)  |     |                              .                                 |
|                  |  |____________|  |    |______________|     |                              ......................            |
|                  |                  |           |             |                              .                    .            |
|                  |                  |           |99.9999%     |                              .                    . 58.72%     |
|    __________    |   ____________   |     ______|_______      |   _______________       _____.______          ____.________    |
|   |          |   |  |            |  |    |              |     |  |               |     |            |        |             |   |
|   | Manulife |   |  | MFC Global |  |    |   Manulife   |     |  | Manufacturers |     |  Manulife  |        |   Manulife  |   |
|___|  Bank of |   |  |    Fund    |  |    |     Asset    |     |__|  P&C Limited  |     |    Life    |    ____|   Holdings  |   |
|   |  Canada  |   |__| Management |  |    |  Management  |     |  |  (Barbados)   |     |  Insurance |   |    |    Berhad*  |   |
|   | (Canada) |   |  |  (Europe)  |  |    |  (Thailand)  |     |  |_______________|     |   Company  |   |    |  (Malaysia) |   |
|   |__________|   |  | Limited(2) |  |    |    Company   |     |                        |   (Japan)  |   |    |_____________|   |
|                  |  |  (England) |  |    |    Limited   |     |                        |____________|   |                      |
|                  |  |____________|  |    |  (Thailand)  |     |                              |          |                      |
|                  |        |         |    |______________|     |                              |          |                      |
|                           |         |                         |                              |          |                      |
|    __________    |   _____|______   |     ______________      |   _______________       _____|______    |     _____________    |
|   |          |   |  |            |  |    |              |     |  |               |     |            |   |    |             |   |
|   | Manulife |   |  |   Manulife |  |    |   Manulife   |     |  | Manufacturers |     | MFC Global |   |    |   Manulife  |   |
|___|  Canada  |   |  |    Asset   |  |____|   (Vietnam)  |     |__|      Life     |     | Investment |   |____|   Insurance |   |
|   |   Ltd.   |   |__| Management |  |    |    Limited   |     |  |  Reinsurance  |     | Management |   |    |    Berhad   |   |
|   | (Canada) |   |  |  (Europe)  |  |    |   (Vietnam)  |     |  |    Limited    |     |   (Japan)  |   |    |  (Malaysia) |   |
|   |__________|   |  |   Limited  |  |    |______________|     |  |   (Barbados)  |     |  Limited(3)|   |    |_____________|   |
|                  |  |  (England) |  |           |             |  |_______________|     |   (Japan)  |   |                      |
|                  |  |___________ |  |           |             |                        |____________|   |     ______________   |
|                  |                  |           |             |                                         |    |              |  |
|                  |                  |           |             |                                         |    |Manulife Asset|  |
|    ___________   |   ____________   |     ______|_______      |   _______________                       |____|  Management  |  |
|   |           |  |  |            |  |    |              |     |  |               |                           |  (Malaysia)  |  |
|   |   First   |  |  |  Berkshire |  |    |   Manulife   |     |  |   Manulife    |                           |    Sdn Bhd   |  |
|   |   North   |  |  |  Insurance |  |    |     Asset    |     |  | International |                           |  (Malaysia)  |  |
|___| American  |  |__|  Services  |  |    |  Management  |     |__|   Holdings    |                           |______________|  |
|   | Insurance |  |  |    Inc.    |  |    |   (Vietnam)  |        |    Limited    |                                             |
|   |  Company  |  |  |  (Ontario) |  |    |    Company   |        |   (Bermuda)   |                                             |
|   | (Canada)  |  |  |____________|  |    |     Ltd.     |        |_______________|                                             |
|   |___________|  |        |         |    |   (Vietnam)  |               |                                                      |
|                  |        |         |    |______________|               |_____________________                                 |
|                  |        |         |                                   |                     |                                |
|    ___________   |   _____|______   |     _____________           ______|________       ______|______                          |
|   |           |  |  |            |  |    |              |        |               |     |             |                         |
|   |    FNA    |  |  |     JH     |  |    |   Manulife   |        |   Manulife    |     |   Manulife  |                         |
|___| Financial |  |  | Investments|  |____|  (Singapore) |        |(International)|     |     Asset   |                         |
|   |   Inc.    |  |  | (Delaware) |  |    |   Pte. Ltd.  |        |    Limited    |     |  Management |                         |
|   | (Canada)  |  |  |     LLC    |  |    |  (Singapore) |        |   (Bermuda)   |     |International|                         |
|   |___________|  |  | (Delaware) |  |    |______________|        |_______________|     |   Holdings  |                         |
|         |        |  |____________|  |                                   |              |    Limited  |                         |
|         |        |                  |                                   |              |  (Barbados) |                         |
|         |        |                  |                                   | 51%          |_____________|                         |
|         |        |                  |                                   |                    |                                 |
|    _____|_____   |   ____________   |     ______________          ______|________       _____|_______                          |
|   |           |  |  |            |  |    |              |        |               |     |             |                         |
|   |  Manulife |  |  |  Manulife  |  |    |   Manulife   |        |   Manulife-   |     |   Manulife  |                         |
|   |   Asset   |  |  | Securities |  |    |     Asset    |        |   Sinochem    |     |     Asset   |                         |
|   | Management|  |__| Investment |  |    |  Management  |        |     Life      |     |  Management |                         |
|   |  Limited  |  |  |  Services  |  |____|  (Singapore) |        | Insurance Co. |     |  (Hong Kong)|                         |
|   | (Ontario) |  |  |    Inc.    |  |    |     Pte.     |        | Ltd. (China)  |     |    Limited  |                         |
|   |___________|  |  |  (Canada)  |  |    |     Ltd.     |        |_______________|     |  (Hong Kong)|                         |
|                  |  |____________|  |    |  (Singapore) |                              |_____________|                         |
|                  |                  |    |______________|                                    |                                 |
|                  |                  |                                                        |                                 |
|    ___________   |   ____________   |     ______________                                _____|_______                          |
|   |           |  |  |            |  |    |              |                              |             |                         |
|   |    EIS    |  |  |  Manulife  |  |    |      The     |                              |  Manulife   |                         |
|   | Services  |  |__| Securities |  |    | Manufacturers|                              |    Asset    |                         |
|___| (Bermuda) |     |Incorporated|  |____|     Life     |                              | Management  |                         |
    |  Limited  |     |  (Ontario) |  |    | Insurance Co.|                              |(Taiwan) Co.,|                         |
    | (Bermuda) |     |____________|  |    |   (Phils.),  |                              |    Ltd.     |                         |
    |___________|                     |    |     Inc.     |                              |  (Taiwan)   |                         |
                                      |    | (Philippines)|                              |_____________|                         |
                                      |    |______________|                                                                      |
                                      |                                                                                          |
                                      |     _______________                                                                      |
                                      |    |               |                                                                     |
                                      |    |  PT Asuransi  |                                                                     |
                                      |____| Jiwa Manulife |                                                                     |
                                        95%|  Indonesia (1)|                                                                     |
                                           |  (Indonesia)  |                                                                     |
                                           |_______________|                                                                     |
                                                   .                                                                             |
                                                   .                                                                             |
                                            _______._______                                                                      |
                                           |               |                                                                     |
                                           |  PT Manulife  |                                                                     |
                                           |     Aset      |                                                                     |
                                           |   Manajemen   |                                                                     |
                                           |   Indonesia   |                                                                     |
                                           |  (Indonesia)  |                                                                     |
                                           |_______________|                                                                     |
                                                                                                                                 |
                                                                                                                                 |
                                                                                                                                 |
                                                                                                                                 |
                                                                                                                                 |
                                        _________________________________________________________________________________________|
                                       |
                                       |
                                _______|______
                               |              |
                               |   Manulife   |
                               |   Holdings   |
                               |   (Alberta)  |
                               |    Limited   |
                               |   (Alberta)  |
                               |______________|
                                      |
                                      |
                                ______|_______
                               |              |
                               | John Hancock |
                               |   Holdings   |
                               |  (Delaware)  |
                               |      LLC     |
                               |  (Delaware)  |
                               |______________|
                                      |
                                      |
                                ______|_______
                               |              |
                               |      The     |
                               | Manufacturers|
                               |  Investment  |
                               |  Corporation |
                               |  (Michigan)  |
                               |______________|
                                      |
                                      |____________________________________________________________________________
                                ______|_______                                           ____|______        _______|_________
                               |              |                                         |           |      |                 |
                               | John Hancock |                                         |  Manulife |      |  John Hancock   |
                               |     Life     |                                         |Reinsurance|      |Insurance Agency,|
                          _____|   Insurance  |_______________________                  |  Limited  |      |       Inc.      |
                         |     |    Company   |                       |                 | (Bermuda) |      |    (Delaware)   |
                         |     |   (U.S.A.)   |                       |                 |___________|      |_________________|
                         |     |  (Michigan)  |                       |                       |
                         |     |______________|                       |                       |
                         |                                            |                  _____|_____
                         |                                            |                 |           |
                         |      _______________               ________|_______          |  Manulife |
                         |     |               |             |                |         |Reinsurance|
                         |     | John Hancock  |             |  John Hancock  |         | (Bermuda) |
                         |     | Life & Health |       ______|Subsidiaries LLC|         |  Limited  |
                         |_____|   Insurance   |      |      |   (Delaware)   |         | (Bermuda) |
                         |     |    Company    |      |      |________________|         |___________|
                         |     |(Massachusetts)|      |
                         |     |_______________|      |
                         |                            |
                         |                            |
                         |      ______________        |       ________________
                         |     |              |       |      |                |
                         |     | John Hancock |       |      |  John Hancock  |
                         |_____| Distributors |       |______|    Financial   |
                         |     |      LLC     |       |      |  Network, Inc. |
                         |     |  (Delaware)  |       |      | (Massachusetts)|
                         |     |______________|       |      |________________|
                         |                            |
                         |                            |
                         |      ______________        |       ________________
                         |     |              |       |      |                |
                         |     | John Hancock |       |      | Hancock Natural|
                         |     |     Life     |       |______| Resource Group,|
                         |_____|   Insurance  |       |      | Inc. (Delaware)|
                         |     |    Company   |       |      |________________|
                         |     |  of New York |       |
                         |     |  (New York)  |       |
                         |     |______________|       |
                         |            |               |
                         |            | 38%           |
                         |      ______|_______        |       ________________
                         |     |              |       |      |                |
                         |     | John Hancock |       |      |   Declaration  |
                         |_____|  Investment  |       |______|  Management &  |
                           57% |  Management  |       |      |  Research LLC  |
                               | Services, LLC|       |      |   (Delaware)   |
                               |  (Delaware)  |       |      |________________|
                               |______________|       |
                                     /.\              |
                                      .               |       ________________
                                      .               |      |                |
                                      .               |      |  The Berkeley  |
                                      .               |______|    Financial   |
                                      .                      |    Group, LLC  |
                                      .......................|   (Delaware)   |
                                               5%            |________________|
                                                                     .
                                                                     .
                                                              _______.________
                                                             |                |
                                                             |  John Hancock  |
                                                             |  Advisers, LLC |
                                                             |   (Delaware)   |
                                                             |________________|
                                                                     .
                                                                     .
                                                              _______.________
                                                             |                |
                                                             |  John Hancock  |
                                                             |    Funds, LLC  |
                                                             |   (Delaware)   |
                                                             |________________|

........ Indirect Control
_______ Direct Control

(1) The remaining 5% equity of PT Asuransi Jiwa Manulife Indonesia is indirectly held by The Manufacturers Life Insurance Company

(2) MFC Global Fund Management (Europe) Limited changed its name to Manulife Asset Management (Europe) Holdings Limited effective January 6, 2011.

(3) MFC Global Investment Management (Japan) Limited changed its name to Manulife Asset Management (Japan) Limited effective January 11, 2011.

This chart displays voting shares. All entities are 100% controlled unless otherwise indicated.

Item 27. Number of Contract Owners.

As of August 22, 2011, there were 0 qualified and 0 non-qualified contracts of the series offered hereby outstanding.

Item 28. Indemnification.

Article 10 of the Charter of the Company provides as follows:

TENTH: No director of the Corporation shall be personally liable to the Corporation or any of its shareholders for damages for any breach of duty as a director; provided, however, the foregoing provision shall not eliminate or limit (i) the liability of a director if a judgment or other final adjudication adverse to such director established his or her such acts or omissions were in bad faith or involved intentional misconduct or were acts or omissions (a) which he or she knew or reasonably should have known violated the New York Insurance Law or (b) which violated a specific standard of care imposed on directors directly, and not by reference, by a provision of the New York Insurance Law (or any regulations promulgated thereunder) or (c) which constituted a knowing violation of any other law, or establishes that the director personally gained in fact a financial profit or other advantage to which the director was not legally entitled or (ii) the liability of a director for any act or omission prior to the adoption of this Article by the shareholders of the Corporation. Any repeal or modification of this Article by the shareholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the Corporation existing at the time of such repeal or modification.

Article VII of the By-laws of the Company provides as follows:

Section 1. General. The Corporation shall indemnify any person who is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal or administrative (other than by or in the right of the Corporation except as provided in Section 2 of Article VII hereof) by reason of the fact that the person:

     (a)  is or was a Director, officer or employee of the Corporation, or

     (b) is or was serving at the specific request of the Corporation as a Director, officer, employee or trustee of another corporation, partnership, joint venture, trust or other enterprise,

against all expenses (including but not limited to solicitors' and attorneys' fees) judgments, fines and amounts in settlement, actually and reasonably incurred by the person in connection with such action, suit or proceeding (other than those specifically excluded below) if the person acted honestly, in good faith, with a view to the best interests of the Corporation or the enterprise the person is serving at the request of the Corporation, and within the scope of his or her authority and normal activities, and, in the case of any criminal or administrative action or proceeding, the person had reasonable grounds for believing that his or her conduct was lawful.

The termination of any action, suit or proceeding by judgment, order, settlement or conviction shall not of itself create a presumption that the person did not act honestly and in good faith with a view to the best interests of the Corporation and, with respect to any criminal action or proceeding, that the person did not have reasonable grounds for believing that his or her conduct was lawful.

Notwithstanding the foregoing, Registrant hereby makes the following undertaking pursuant to Rule 484 under the Securities Act of 1933:

     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriters.

     (a) Set forth below is information concerning other investment companies for which John Hancock Distributors, LLC ("JHD LLC"), the principal underwriter of the contracts, acts as investment adviser or principal underwriter.

NAME OF INVESTMENT COMPANY                                          CAPACITY IN WHICH ACTING
John Hancock Life Insurance Company (U.S.A.) Separate Account H     Principal Underwriter
John Hancock Life Insurance Company (U.S.A.) Separate Account A     Principal Underwriter
John Hancock Life Insurance Company (U.S.A.) Separate Account N     Principal Underwriter
John Hancock Life Insurance Company (U.S.A.) Separate Account I     Principal Underwriter
John Hancock Life Insurance Company (U.S.A.) Separate Account L     Principal Underwriter
John Hancock Life Insurance Company (U.S.A.) Separate Account M     Principal Underwriter
John Hancock Life Insurance Company of New York Separate Account A  Principal Underwriter
John Hancock Life Insurance Company of New York Separate Account B  Principal Underwriter
John Hancock Life Insurance Company (U.S.A.) Separate Account Q     Principal Underwriter
John Hancock Life Insurance Company (U.S.A.) Separate Account W     Principal Underwriter
John Hancock Life Insurance Company (U.S.A.) Separate Account X     Principal Underwriter
John Hancock Variable Life Account UV                               Principal Underwriter
John Hancock Life Insurance Company (U.S.A.) Separate Account R     Principal Underwriter
John Hancock Life Insurance Company (U.S.A.) Separate Account T     Principal Underwriter
John Hancock Variable Life Account S                                Principal Underwriter
John Hancock Variable Life Account U                                Principal Underwriter
John Hancock Variable Life Account V                                Principal Underwriter

     (b) John Hancock Life Insurance Company (U.S.A.) is the sole member of John Hancock Distributors LLC (JHD LLC). The management of JHD LLC is vested in its board of managers (consisting of Edward Eng**, Steve Finch***, Lynne Patterson*, Christopher M. Walker**, and Karen Walsh*) who have authority to act on behalf of JHD LLC.

          *Principal business office is 601 Congress Street, Boston, MA 02210

          **Principal business office is 200 Bloor Street, Toronto, Canada M4W
          1E5

          ***Principal business office is 197 Clarendon St, Boston, MA 02116

     (c)  None.

Item 30. Location of Accounts and Records.

All books and records are maintained at 100 Summit Lake Drive, Second Floor, Valhalla, New York 10595.

Item 31. Management Services.

The Company has entered into an Administrative Services Agreement with The Manufacturers Life Insurance Company ("Manulife"). This Agreement provides that under the general supervision of the Board of Directors of the Company, and subject to initiation, preparation and verification by the Chief Administrative Officer of the Company, Manulife shall provide accounting services related to the provision of a payroll support system, general ledger, accounts payable, tax and auditing services.

Item 32. Undertakings.

     (a) Representation of Insurer pursuant to Section 26 of the Investment Company Act of 1940.

          John Hancock Life Insurance Company of New York (the "Company") hereby represents that the fees and charges deducted under the Contracts issued pursuant to this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by the Company.

     (b) Representation of Registrant Pursuant to Section 403(b) of the Internal Revenue Code of 1986, as amended

          The Company is relying on a no-action letter issued in connection with funding vehicles for retirement plans meeting the requirements of
          Section 403(b) of the Internal Revenue Code of 1986, as amended, on November 28, 1988, SEC Reference No. IP-6-88, and is complying with the provisions of paragraphs 1-4 of such no action letter.

     (c)  Undertakings Pursuant to Item 32 of Form N-4

          (1) The Depositor and Registrant will file a post-effective amendment to this registration statement as frequently as is necessary to insure that the audited financial statements in the registration statement are never longer than 16 months old for so long as payments under the variable annuity contracts may be accepted;

          (2) The Depositor and Registrant will include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and

          (3) The Depositor and Registrant will deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant and the Depositor have caused this Registration Statement to be signed on their behalf in the City of Boston, Massachusetts, on this 22nd day of August, 2011.

JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK
SEPARATE ACCOUNT A
(Registrant)

By: JOHN HANCOCK LIFE INSURANCE COMPANY
OF NEW YORK
(Depositor)


By: /s/ James D. Gallagher
    ---------------------------------------
    James D. Gallagher
    Director and President

JOHN HANCOCK LIFE INSURANCE
COMPANY OF NEW YORK

By: /s/ James D. Gallagher
    ---------------------------------------
    James D. Gallagher
    Director and President

                                   SIGNATURES

     As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in their capacities with the Depositor on this 22nd day of August, 2011.

Signature                                 Title
-------------------------------           -------------------------------------------------
/s/ James D. Gallagher                    Director and President
-------------------------------           (Principal Executive Officer)
James D. Gallagher

/s/ Lynne Patterson                       Senior Vice President and Chief Financial Officer
-------------------------------           (Principal Financial Officer)
Lynne Patterson

/s/ Jeffery J. Whitehead                  Vice President and Controller
-------------------------------           (Principal Accounting Officer)
Jeffery J. Whitehead

               *                          Chairman
-------------------------------
James R. Boyle

               *                          Director
-------------------------------
Thomas Borshoff

               *                          Director
-------------------------------
Paul M. Connolly

               *                          Director
-------------------------------
Steven Finch

               *                          Director
-------------------------------
Ruth Ann Fleming

               *                          Director
-------------------------------
Scott S. Hartz

               *                          Director
-------------------------------
Rex Schlaybaugh, Jr.

               *                          Director
-------------------------------
John G. Vrysen

*/s/ Thomas J. Loftus                     Senior Counsel - Annuities
-------------------------------
Thomas J. Loftus
Pursuant to Power of Attorney

                                 EXHIBIT INDEX

      ITEM NO.                               DESCRIPTION
--------------------    -----------------------------------------------------
         24(b)(9)                 Opinion and Consent of Counsel
        24(b)(10)                  Consent of Ernst & Young LLP
       24(b)(13)(a)                     Powers of Attorney